Exhibit 99.1

Information Statement

in relation to the Scheme of Amalgamation and Arrangement amongst

Sterlite Industries (India) Limited (“Sterlite”)

The Madras Aluminium Company Limited (“MALCO”)

Sterlite Energy Limited (“Sterlite Energy”)

Vedanta Aluminium Limited (“VAL”)

Sesa Goa Limited (“Sesa Goa”)

and their respective shareholders and creditors

(the “Scheme”)

You are urged to carefully read all of the information contained in this Information Statement, as well as the document setting forth the Scheme (the “Scheme Document”) and the explanatory statement under Section 393 of the Indian Companies Act, 1956 (the “Explanatory Statement”), which have been provided separately, in order to understand the proposed Transaction (as defined herein). You should read the whole text of this document, the Scheme Document and the Explanatory Statement and, in particular, the risk factors set out in Part 4 of this document for a discussion of certain factors which should be taken into account when considering what action you should take in connection with the proposed Transaction.

Any securities to be issued pursuant to the Transaction (as defined herein) will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, as amended (the “Securities Act”) provided by Section 3(a)(10) of the Securities Act and, as a consequence, they will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States.

The date of this Information Statement is 29 May 2012.

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PART 1—OVERVIEW

1.	THE PROPOSED AMALGAMATION AND RESTRUCTURING

1.1	Introduction

On 25 February 2012, Sterlite, Sesa Goa and Vedanta Resources plc (“Vedanta”, and together with its subsidiaries, the “Vedanta Group”) announced an all-share merger of Vedanta’s majority-owned subsidiaries Sesa Goa and Sterlite to create Sesa Sterlite (“Sesa Sterlite”) and a consolidation of various subsidiaries held within the Vedanta Group. Under the Transaction (as defined below): (i) Vedanta’s 70.5 per cent. shareholding in VAL will be consolidated into Sesa (as defined below) in consideration for the issue to Vedanta of 72.3 million Sesa shares; (ii) Sterlite will be merged into Sesa Goa, which is intended to be renamed Sesa Sterlite, in consideration for the issue to Sterlite shareholders (other than MALCO) of three Sesa shares for every five existing Sterlite shares and the issue to holders of Sterlite’s American Depositary Shares (“Sterlite ADSs”) of three Sesa ADSs (as defined herein) for every five existing Sterlite ADSs; (iii) MALCO’s power business will be hived off to VAL for cash consideration of INR 1,500 million; (iv) MALCO will be merged into Sesa in consideration for the issue of 78.7 million Sesa shares to shareholders of MALCO; (v) Sterlite Energy will be merged into Sesa; (vi) VAL’s aluminium business will be demerged into Sesa; and (vii) Vedanta’s 38.7 per cent. shareholding in Cairn India Limited (“Cairn India”), together with debt of approximately US$ 5.9 billion incurred by a member of the Vedanta Group to acquire that interest in Cairn India, will be transferred to a subsidiary of Sesa for nominal consideration. Steps (ii) – (vi) above will be effected pursuant to the Scheme, which is governed by Indian law. Steps (i) – (vii) above are collectively referred to herein as the “Transaction” and each of Sesa Goa, Sterlite, MALCO, VAL and Sterlite Energy are referred to herein as a “Scheme Company”, and collectively, as the “Scheme Companies”. As used herein, the term “Sesa” means Sesa Goa or Sesa Sterlite, as the context requires.

The Sesa Goa shares are, and the Sesa Sterlite shares will continue to be, listed on the Bombay Stock Exchange Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”). In connection with the merger of Sterlite into Sesa Goa to form Sesa Sterlite, Sesa will establish an ADS facility (the “Sesa ADS Facility”) and the ADSs issued pursuant to the Sesa ADS Facility (the “Sesa ADSs”) will be listed on The New York Stock Exchange (the “NYSE”).

The boards of directors of the Scheme Companies, having received valuation reports or independent financial advice, as required, have approved the Scheme.

1.2	Background to and reasons for the Transaction

Vedanta is the ultimate parent company of each of Sesa Goa, Sterlite, MALCO and VAL, holding 55.1 per cent., 58.0 per cent., 94.8 per cent. and 87.6 per cent., respectively, of the economic interests in each as at 31 March 2012. Sterlite Energy is a 100 per cent. owned subsidiary of Sterlite. As at 31 March 2012, Vedanta owned 58.8 per cent. of Cairn India, including 20.1 per cent. owned by Sesa Goa. After completion of the Transaction, Vedanta would own 58.3 per cent. of Sesa Sterlite.

Sesa Sterlite is expected to be the world’s seventh largest global diversified natural resources major by EBITDA. It will have a world-class, low cost asset base in close proximity to high growth markets. Increased diversification resulting from amalgamating the business into one legal entity is expected to reduce volatility of earnings through commodity cycles, lowering the cost of capital and enhancing value.

The consolidation is expected to give rise to cost savings on account of operational, capital and corporate synergies, including tax efficiencies, economies of scale, leveraging of technical expertise, more efficient movement of Sesa Sterlite Group (as defined herein) cash and improved allocation of capital. Management of the Sesa Sterlite Group expects that, for the first four fiscal years, such synergies will have an earnings impact of over US$ 200 million per annum. The consolidation is expected to be earnings accretive to the shareholders of the Scheme Companies immediately following completion of the Transaction.

Further information on the expected effects of the Transaction is set out in the unaudited pro forma combined condensed financial information of Sesa Sterlite included in this Information Statement in “Appendix – Financial Information”.

2.	KEY STEPS

The mergers of Sterlite, MALCO and Sterlite Energy into Sesa, together with the hive-off of MALCO’s power business to VAL and the demerger of VAL’s aluminium business into Sesa, will be effected by way of the Scheme. For the Scheme to become effective, it must be approved by the shareholders of each of the Scheme Companies, including by way of court convened meetings of the shareholders of Sterlite, MALCO and Sesa Goa (the “Scheme Meetings”). The Scheme also requires the sanction of the High Court of Judicature at Madras (the “Madras High Court”) and the High Court of Judicature at Bombay, Panaji Bench, Goa (the “Goa High Court”, and together with the Madras High Court, the “High Courts”), as the competent courts in the relevant Indian states in which the Scheme Companies have their registered offices. As part of the process of sanctioning the Scheme, the High Courts will each hold hearings at which any shareholder of a Scheme Company or other interested party (including Sterlite ADS holders) may appear and be heard, provided that the required notices and affidavits have been filed no later than 48 hours before the relevant hearing. Further details of the actions interested parties, including shareholders of Scheme Companies and Sterlite ADS holders, must take in order to appear at the High Court hearings are set forth in “Part 3—Steps to be taken by shareholders or ADS Holders” and in “Annex A—Procedure for shareholders and ADS holders to appear at the High Court hearings”.

The consolidation of Vedanta’s 70.5 per cent. shareholding in VAL into Sesa will be effected pursuant to a separate, but concurrent scheme of arrangement under Mauritian and Indian law (the “Ekaterina Scheme”), whereby Ekaterina Limited, a Mauritian company which holds Vedanta’s shareholding in VAL (“Ekaterina”), will be merged into Sesa. Since Sterlite currently holds the remaining 29.5 per cent. shareholding in VAL and is being merged into Sesa Goa pursuant to the Scheme, upon effectiveness of the Scheme and the Ekaterina Scheme, VAL will be a wholly-owned subsidiary of Sesa Sterlite.

Upon Sterlite, MALCO, Sterlite Energy and Ekaterina being amalgamated into Sesa, all liabilities and assets of these companies will be vested in and assumed by Sesa Sterlite, and Sterlite, MALCO, Sterlite Energy and Ekaterina will be dissolved without being wound up.

Sterlite’s outstanding foreign currency convertible bonds (“FCCBs”) will become FCCBs of Sesa Sterlite with equivalent rights and obligations.

In a separate transaction, which is neither part of the Scheme nor part of the Ekaterina Scheme, Twin Star Energy Holdings Limited (“TSEHL”), a subsidiary of Vedanta which indirectly holds Vedanta’s 38.7 per cent. shareholding in Cairn India will be transferred to a subsidiary of Sesa for a nominal consideration of US$ 1.00. This transaction is referred to herein as the “Cairn India Transfer”. Since Sesa Goa already owns 20.1 per cent. of the shares in Cairn India, Cairn India will become a majority-owned subsidiary of Sesa as a result of the Cairn India Transfer. As part of the Cairn India Transfer, approximately US$ 5.9 billion of debt incurred by a subsidiary of TSEHL, consisting of approximately US$ 3.1 billion provided by Vedanta and approximately US$ 2.8 billion provided by third-party lenders to finance the acquisition of Vedanta’s 38.7 per cent. stake in Cairn India, will be transferred to a subsidiary of Sesa. Vedanta will continue to fully and unconditionally guarantee the third-party portion of this debt. Pursuant to the sale and purchase agreement with respect to the Cairn India Transfer, the Vedanta and Sesa subsidiaries have agreed to complete the transfer at a time which is mutually acceptable to both parties.

In addition to approval of the Scheme by the shareholders of the Scheme Companies, sanction of the Scheme by the High Courts, approval of the Ekaterina Scheme by the shareholders of Sesa Goa and Ekaterina and sanction of the Ekaterina Scheme by the relevant courts, certain additional approvals are required for certain steps to be taken pursuant to the Transaction.

•	The Ekaterina Scheme is subject to consent of the Indian Foreign Investment Promotion Board (the “FIPB”). Sesa Goa submitted an application for approval to the FIPB on 19 April 2012 and the FIPB approval process will run concurrently with the court approval process for the Ekaterina Scheme.

•	The NSE and the BSE gave their in-principle approval to the Scheme and the Ekaterina Scheme on 2 April 2012 and 12 April 2012, respectively, but must also give their final listing and trading approval for the listing of the Sesa shares to be issued pursuant to the Scheme and the Ekaterina Scheme. Sesa will apply for final listing and trading approval of the BSE and the NSE after the Scheme and the Ekaterina Scheme have been sanctioned by the relevant courts.

•	The steps to be taken pursuant to the Transaction are also subject to the approval of the Competition Commission of India (the “Competition Commission”). The Competition Commission granted this approval on 12 April 2012 and published the order granting approval on 23 April 2012.

The steps proposed to be taken pursuant to the Scheme and the Ekaterina Scheme are inter-conditional. Neither the Scheme nor the Ekaterina Scheme is conditional on the Cairn India Transfer.

Although Vedanta is not a party to the Scheme, pursuant to the listing rules of the London Stock Exchange, where Vedanta’s shares are listed, the shareholders of Vedanta must approve the Transaction. Vedanta will convene a general meeting of its shareholders to approve the steps to be taken pursuant to the Transaction. The results of voting at Vedanta’s general meeting will be announced through a Regulatory Information Service in the United Kingdom and will appear on Vedanta’s website. If Vedanta’s shareholders do not approve the steps to be taken pursuant to the Scheme and the Ekaterina Scheme, then Vedanta, as the ultimate majority shareholder of each of the Scheme Companies, would vote against the Scheme at each Scheme Meeting, which would mean the Scheme would not proceed. The directors of Vedanta intend to vote their approximately 63 per cent. beneficial ownership of Vedanta in favour of the resolutions approving the steps to be taken pursuant to the Scheme, the Ekaterina Scheme and the Cairn India Transfer.

Further details of the Scheme and the other aspects of the Transaction are set out in Part 2 below.

3.	IMPLICATIONS FOR SHAREHOLDERS OF THE SCHEME COMPANIES AND STERLITE ADS HOLDERS

If the Scheme is implemented, shareholders of the Scheme Companies and Sterlite ADS holders will receive the following:

For each five Sterlite shares	three Sesa shares
For each five Sterlite ADSs	three Sesa ADSs
For each ten MALCO shares	seven Sesa shares

Citibank as the depositary bank for Sterlite’s existing ADS Facility (the “Sterlite ADS Facility”) will apply the above exchange ratio so that Sterlite ADS holders will receive 0.6 Sesa ADS for each existing Sterlite ADS held, but no fractional Sesa ADSs will be issued. For details regarding the treatment of fractional entitlements to Sesa shares and Sesa ADSs, please see “Part 2 – 5.4(c) Fractional entitlements”.

In addition, Vedanta as the ultimate shareholder will receive 72.3 million Sesa shares as consideration for the consolidation of its shareholding in VAL into Sesa. Vedanta will receive nominal consideration of US$ 1.00 for the transfer to a subsidiary of Sesa of its shareholding in Cairn India and the associated debt (the third-party portion of which Vedanta will continue to fully and unconditionally guarantee). Since both Sterlite Energy and VAL will be wholly-owned subsidiaries of Sesa, no consideration will be paid for the merger of Sterlite Energy into Sesa and the demerger of VAL’s aluminium business into Sesa.

You should refer to Part 6 for a summary of the Indian and US tax position in connection with the Transaction.

4.	SESA STERLITE

The “Sesa Sterlite Group” means Sesa Sterlite, its subsidiaries and its constituent businesses as at the date the Transaction is completed, i.e. upon implementation of the steps to be taken pursuant to the Scheme, the Ekaterina Scheme and the Cairn India Transfer. Where the Sesa Sterlite Group is referred to as at a date or for a period prior to completion of the Transaction, such references shall mean Sesa Goa, Sterlite, MALCO, VAL and Cairn India, their respective subsidiaries and their respective constituent businesses as if the Transaction had been completed and the Sesa Sterlite Group was in existence as at the date or for the period being referred to or as the context may otherwise require.

The Sesa Sterlite Group will have exposure to zinc, lead, silver, iron ore, oil and gas, copper, aluminium and commercial power with assets in India, Australia, Liberia, South Africa, Namibia, Ireland, the United Arab Emirates (“UAE”) and Sri Lanka. This world class asset base will benefit from the previously announced capex programme that is largely invested, with capacity expected to double (in copper equivalent) in the next three years.

The following is a summary of the operations and assets that will comprise the Sesa Sterlite Group. Further information on these operations and assets is set forth in Part 8.

4.1	Zinc-lead-silver

The Sesa Sterlite Group’s zinc business is the largest and among the lowest cost zinc-lead producers globally, operating the Rampura Agucha mine, the world’s largest zinc mine on a production basis, with further potential for growth from the Gamsberg project in South Africa, one of the largest undeveloped zinc deposits in the world. The Sesa Sterlite Group’s zinc business in India, which is also referred to as “Zinc India”, is operated through Hindustan Zinc Limited (“HZL”). Its international zinc operations, which are also referred to as “Zinc International”, are operated through three subsidiary groups of companies:

•	THL Zinc Namibia Holdings (Pty) Ltd and subsidiaries (“Skorpion”), which owns the Skorpion mine and refinery in Namibia;

•	Vedanta Lisheen Holdings Limited and subsidiaries (“Lisheen”), which owns the Lisheen mine in Ireland; and

•	Black Mountain Mining (Pty) Ltd (“BMM”), whose assets include the Black Mountain mine and the Gamsberg project in South Africa.

The Sesa Sterlite Group produced approximately 1,275 kt of mined zinc-lead and 7.78 Moz of silver in the fiscal year ended 31 March 2012 from its Indian and international operations. As at 31 March 2012, the Sesa Sterlite Group’s zinc-lead capacity was approximately 1.5 mtpa and its silver capacity was 16 Moz.

4.2	Copper

The Sesa Sterlite Group’s Tuticorin smelter is amongst the lowest quartile cost custom copper smelters in the world. In addition, through Copper Mines of Tasmania Pty (“CMT”), the Sesa Sterlite Group owns the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of the Sesa Sterlite Group’s copper concentrate requirements.

The Sesa Sterlite Group produced 326 kt of copper in the fiscal year ended 31 March 2012. Its copper capacity was 405 ktpa as at 31 March 2012.

4.3	Aluminium

The Sesa Sterlite Group’s aluminium business is strategically located in the bauxite and coal reserve rich region of India. The business is currently conducted through the operations of Bharat Aluminium Company Ltd. (“BALCO”) and through VAL’s aluminium business. Pursuant to the Scheme, VAL’s aluminium business will be demerged into Sesa Sterlite.

The aluminium business produced 676 kt of aluminium in the fiscal year ended 31 March 2012. Following the completion of scheduled expansion projects, the aluminium business expects to have a smelting capacity of 2.3 mtpa with integrated power by the third quarter of fiscal 2014.

4.4	Commercial power

Metal smelting and mining are energy-intensive operations and the Sesa Sterlite Group’s businesses have been operating captive power plants (“CPPs”) since 1997 to provide a part of the energy used in their production processes. In addition to production for own uses, the Sesa Sterlite Group is expanding its commercial power business to produce and sell energy for third parties. The commercial power business is operated through Sesa Sterlite’s wholly-owned subsidiary Sterlite Energy, including Sterlite Energy’s wholly-owned subsidiary Talwandi Sabo Power Limited (“TSPL”) and through MALCO’s power business. In addition, HZL operates wind power plants with a total capacity of 274 MW as at 31 March 2012. The Sesa Sterlite Group also sells surplus power from the CPPs operating in its other businesses.

The Sesa Sterlite Group’s commercial power business sold 6,554 mu of power in the fiscal year ended 31 March 2012. Following the completion of scheduled expansion projects during fiscal 2014, the Sesa Sterlite Group expects power capacity to increase to approximately 9,140 MW, of which commercial power capacity will be approximately 5,624 MW.

4.5	Iron ore

The Sesa Sterlite Group is India’s largest private sector iron ore producer-exporter, with 13.8 million tonnes produced in the fiscal year ended 31 March 2012. The Sesa Sterlite Group’s iron ore capacity is expected to increase significantly post completion of scheduled investment in India and in Liberia, part of the emerging iron ore hub in West Africa, by its subsidiary Western Cluster Limited (“WCL”), with a low cost profile and long-life assets.

4.6	Oil and gas

Sesa Sterlite will own 58.8 per cent. of Cairn India, one of the largest private sector oil and gas companies in India and among the top 20 independent exploration and production companies globally, with a market capitalisation of approximately US$ 12.45 billion as at 31 March 2012. Cairn India was the fastest growing exploration and production company in Asia in 2011. The company has a diversified asset base with ten blocks: one in Rajasthan, three on the west coast of India, five on the east coast of India and one in Sri Lanka. The Rajasthan block in the Barmer basin has an estimated gross in place resource of approximately 7.3 billion barrels of oil equivalent. Cairn India’s average daily gross operated production in the fiscal year ended 31 March 2012 was approximately 173 kboepd, contributing approximately 20 per cent. of India’s domestic crude oil production. Subject to obtaining approval from its joint venture partner and the Government of India, Cairn India plans to ramp up the gross operated production to more than 260,000 boepd, which, based on 2011 figures, would be equivalent to approximately 30 per cent. of India’s current crude oil production.

4.7	Board and management of Sesa Sterlite

Although appointments remain to be made, it is expected that the board of Sesa Sterlite will have a majority of independent directors in compliance with corporate governance requirements under Indian law. The management team of Sesa Sterlite will include members of the current management teams of the Scheme Companies and Vedanta.

5.	IMPORTANT DATES

The following is an indicative timetable of key events.

Sterlite ADS Record Date	9 May 2012

Deadline for Sterlite ADS holders to submit voting instructions	10 a.m. (New York time), 14 June 2012

Deadline for filing proxies for Sesa Goa Scheme Meeting	10 a.m. (IST), 17 June 2012

Sesa Goa Scheme Meeting	10 a.m. (IST), 19 June 2012

Deadline for filing proxies for Sterlite Scheme Meeting	10 a.m. (IST), 19 June 2012

Sterlite Scheme Meeting	10 a.m. (IST), 21 June 2012

Deadline for filing proxies for MALCO Scheme Meeting	11:30 a.m. (IST), 21 June 2012

MALCO Scheme Meeting	11:30 a.m. (IST), 23 June 2012

Deadline for filing affidavits for appearance by interested parties at Indian High Court hearings	2 days prior to relevant hearing

Goa High Court hearing of petition to sanction the Scheme (1)	October 2012

Madras High Court hearing of petition to sanction the Scheme(1)	October 2012

Completion of Transaction	December 2012

Note:

(1) High Court hearings may last longer than one day.

The Sterlite and MALCO Scheme Meetings have been convened for the times and dates shown above. All subsequent dates shown are indicative only and are subject to change.

The dates of the High Court hearings, once fixed, will be publicly advertised in newspapers in India and posted on the Scheme Companies’ websites.

6.	RISK FACTORS

You should consider fully the risk factors set out in Part 4 of this document.

7.	ACTION TO BE TAKEN

Details of the steps Sterlite, Sesa Goa and MALCO shareholders and Sterlite ADS holders should take in connection with the Scheme are set forth in Part 3 below.

8.	FURTHER INFORMATION

Your attention is drawn to the further information contained in Parts 2 to 10 of this document. You are advised to read the whole of this document and not to rely solely on the information contained in this Part 1.

PART 2—THE TRANSACTION

1.	INTRODUCTION

The following diagrams summarise the Vedanta Group’s corporate structure showing the companies that will form part of, or be owned by, Sesa Sterlite as at the date of this Information Statement and following the Transaction. The diagrams show only those parts of the Vedanta Group that will be affected by the Transaction and do not include all intermediate companies.

Existing structure as at 31 March 2012

Structure following completion of the Transaction

2.	VALUATION REPORT AND OPINIONS OF FINANCIAL ADVISORS

2.1	Joint Valuation Report by KPMG India Private Limited and Grant Thornton

The managements of Sesa Goa, Sterlite, MALCO, VAL, and Twin Star Holdings Limited (the parent of Ekaterina (“Twin Star Holdings”)) appointed KPMG India Private Limited and Grant Thornton India LLP (“Grant Thornton” and, together with KPMG India Private Limited, the “Valuers”) as independent valuers to jointly recommend share exchange ratios in relation to the proposed mergers of Sterlite, MALCO and Ekaterina into Sesa Goa. On 24 February 2012, the Valuers issued a report to the respective boards of directors of Sesa Goa, Sterlite, MALCO, VAL and Twin Star Holdings (the “Joint Valuation Report”). The Valuers carried out a relative valuation as at 31 December 2011 of the equity shares of Sesa Goa, Sterlite, MALCO and Ekaterina with a view to arriving at a fair share exchange ratio of the equity shares of Sterlite, MALCO and Ekaterina for the equity shares of Sesa Goa. Though KPMG India Private Limited and Grant Thornton each worked independently on their respective analysis of the exchange ratio, they arrived at a consensus exchange ratio.

The Joint Valuation Report was prepared for the management of Sesa Goa, Sterlite, MALCO, VAL and Twin Star Holdings and is confidential to these parties. Neither the Joint Valuation Report nor its content may be used for any purpose other than as specified therein, without prior written consent of the Valuers. Consent has been obtained for use of the Joint Valuation Report set forth herein.

Subject to the scope, assumptions, exclusions, limitations and disclaimers detailed in the Joint Valuation Report, the Valuers proposed that:

•	three Sesa Goa shares should be issued for five Sterlite shares;

•	seven Sesa Goa shares should be issued for ten MALCO shares; and

•	one Sesa Goa share should be issued for twenty-five Ekaterina shares.

The Joint Valuation Report is based on the equity share capital structure of Sesa Goa, Sterlite, MALCO and Ekaterina as at 24 February 2012. Any changes to the equity capital structures of the companies prior to the Scheme and the Ekaterina Scheme becoming effective may have an impact on the fair exchange ratio.

For purposes of the valuation, the Valuers relied on information provided to them, including

•	audited consolidated and standalone financial statements for the year ending 31 March 2011 of Sesa Goa and Sterlite;

•	audited financial statements for the year ending 31 March 2011 of MALCO as per generally accepted accounting principles in India (“IGAAP”);

•	audited financial statements of subsidiaries of Sterlite as on 31 March 2011

•	unaudited consolidated and standalone financial statements for the period ending 31 December 2011 of Sesa Goa and Sterlite;

•	unaudited financial statements for the period ending 31 December 2011 of MALCO as per IGAAP;

•	unaudited consolidated and standalone financial statements of subsidiaries of Sesa Goa and Sterlite as on 31 December 2011;

•	management business plans for

•	Sesa Goa, its subsidiaries and investments,

•	Sterlite, its subsidiaries and investments,

•	MALCO and its investments from fiscal 2012 to fiscal 2017 as per International Financial Reporting Standards (“IFRS”), and

•	VAL;

•	discussions with the managements of Sesa Goa, Sterlite, MALCO and VAL; and

•	other relevant information made available to the Valuers at their request by the managements of Sesa Goa, Sterlite, MALCO and VAL, respectively

For their analysis, the Valuers relied on published and secondary sources of data, whether or not made available by Sesa Goa, Sterlite, MALCO, VAL and Twin Star Holdings. The Valuers did not independently verify the accuracy or timeliness of the same.

(a)	Valuation methodologies

In arriving at the fair value of the respective companies and their shares, the Valuers applied the methodologies, from amongst the generally accepted valuation methodologies, they deemed most appropriate to the circumstances, keeping in mind whether the entities were listed, the nature of operations, life of the projects, level of maturity of the businesses and the future business potential. These values were determined independently but on a relative basis, and without considering the Transaction.

In arriving at a valuation of Sesa Goa, Sterlite, MALCO and Ekaterina, the Valuers relied upon the following methodologies: (1) market price approach, (2) sum of parts using Discounted Cash Flow approach (“DCF”), (3) Net Asset Value approach (“NAV”) and (4) Price of Recent Investments/Transactions (“PRI”).

The market price valuation method reflects the price that the market, at a point in time, is prepared to pay for the shares of an entity. It is therefore influenced by the condition of the stock market, and the concerns and opportunities that are seen for the business in the sector or market in which it operates. The market price also reflects the investor’s view of the ability of management to deliver a return on the capital it is using. This method can be used only in case of shares of a company listed on a stock exchange. The Valuers used this approach for all listed companies, including listed subsidiaries and investments in listed companies, wherever applicable. Under this approach, the value of the business is arrived at by considering the market price of the company based on the price of equity shares quoted on the stock exchange where the company’s shares are traded.

Sesa Goa, Sterlite, MALCO and Ekaterina hold operating assets either directly within the company or through subsidiaries. The sum of parts using the DCF approach has been used to value Sesa Goa, Sterlite, MALCO and Ekaterina. In particular:

•	the Valuers used the DCF method to value the projects based on the management business plan;

•	forecast cash flows were discounted back to the present date at an appropriate discount rate, generating a net present value for the cash flow stream of the business during the forecast period;

•	the rates at which future cash flows were discounted reflect not only the time value of the cash flows but also the risk associated with the business’ future operations;

•	the non-operating subsidiaries of Sesa Goa and Sterlite were valued based on NAV using their financial statements as on 31 December 2011;

•	appropriate adjustments were made for cash and bank balance and investments as per the financial statements as on 31 December 2011 of Sesa Goa, Sterlite and MALCO and investments were considered at fair market value as on 31 December 2011; and

•	the Valuers considered contingent liabilities as on 31 December 2011 based on the information made available to them.

The Net Asset Value methodology was considered in carrying out the valuation of Sesa Goa, Sterlite and MALCO. Under the Net Asset Value approach, total value is based on the sum of book values as recorded on the consolidated balance sheet of respective companies. Provisional consolidated financial statements of Sesa Goa, Sterlite and MALCO as on 31 December 2011 were used to derive the respective equity value per share under NAV method.

The Price of Recent Investment approach was considered in cases where an investment/transaction took place recently or the company was recently acquired. In such a case the cost of such investment / acquisition was considered as the fair market value. This approach was used to derive the value of Sesa Goa’s investments in Cairn India.

(b)	Limitations

The Valuers’ work does not constitute an audit, a due diligence review or an independent validation of the financial statements for the any of the businesses, and accordingly, they did not express any opinion on the same. The Joint Valuation Report, its contents and the results reported therein are specific and limited to the purpose of the valuation agreed as per the terms of KPMG India Private Limited’s and Grant Thornton’s engagement and its date (24 February 2012), and are based on the balance sheet of the companies as at 31 December 2011. Events occurring after 24 February 2012 may affect the Joint Valuation Report and the assumptions used in preparing it. The Valuers do not assume any obligation to update, revise or reaffirm the Joint Valuation Report.

The recommendations rendered in the Joint Valuation Report only represent the Valuers’ recommendations based upon information furnished by the respective companies and as available from other sources and said recommendations must be considered to be in the nature of non-binding advice and may not be used for advising anybody to take buy or sell or voting decisions, for which specific advice should be sought from expert advisors.

In the course of the valuation, the Valuers were provided with both written and verbal information, including market, technical, financial and operating data.

Neither of the Valuers were acting as legal or regulatory advisors with respect to legal and regulatory matters for the Transaction. They did not express any form of assurance that the financial information (including projections) or other information as prepared and provided by the companies is accurate. They relied upon the statements made on behalf of each company that all information which the companies provided to them was accurate and not misleading, that the companies did not omit any relevant and material factors and that the companies checked the relevance or materiality of any specific information to the present exercise with the Valuers in case of any doubt. However, neither of the Valuers verified the correctness or otherwise of such statements. Accordingly, the Valuers did not express any opinion or offer any assurance regarding its accuracy or completeness. The conclusions of the Valuers were based on these assumptions and information given by or on behalf of the companies. The respective managements of the companies indicated to the Valuers that they understood any omissions, inaccuracies or misstatements could materially affect the valuation analysis or results. Accordingly, the Valuers assumed no responsibility for any errors in the information furnished by the companies and their impact on the valuation of the companies. Also, they assumed no responsibility for technical information (if any) furnished by the companies.

The realisations of the projections are dependent on the continuing validity of the assumptions on which they were based. Since projections relate to the future, actual results may be different from the projected results because events and circumstances do not occur as expected, and differences may be material. The Valuers’ analysis and review of the businesses of the companies does not constitute an audit in accordance with auditing standards and does not include the vetting of financial projections provided by the management of the companies. The Valuers solely relied on explanations and information provided by the management of companies and accepted the information provided to them as consistent and accurate on an “as is” basis. Although they reviewed such data for consistency and reasonableness, they did not independently investigate or otherwise verify the data provided. Nothing came to the attention of the Valuers to indicate that the information provided had material misstatements or would not afford reasonable grounds upon which to base the report.

The Joint Valuation Report did not address the relative merits of the Transaction as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Any decision by the respective companies regarding whether or not to proceed with the Transaction rests solely with the companies.

The book values of the assets and liabilities of the companies were considered as representative of their intrinsic value in the absence of any report of external valuers.

In addition, the Joint Valuation Report did not in any manner address the prices at which the listed companies’ equity shares would trade following consummation of the Transaction and the Valuers expressed no opinion or recommendation about how the shareholders of any of the companies should vote at any shareholders meeting(s) to be held in connection with the Transaction. The Valuers and their respective global affiliates are not responsible for updating the Joint Valuation Report because of events or transactions occurring subsequent to its date. The managements of the respective companies may not seek any updates or second opinions on the valuation from external agencies including global offices without prior written permission by the Valuers.

The fee paid to the Valuers for issuance of the Joint Valuation Report was not contingent upon the results reported therein.

The Valuers are responsible only to the managements of the companies. Each of KPMG India Private Limited and Grant Thornton were engaged severally and not jointly and neither is liable for any losses, claims, damages or liabilities in respect of any statement contained in the Joint Valuation Report, nor for any losses, claims, damages or liabilities arising out of actions taken, omissions of or advice given by any other party or person to Sesa Goa, Sterlite, MALCO and Twin Star Holdings. Although the Valuers jointly issued the Joint Valuation Report, they each worked on their respective analysis independently and their liability, if any, is several.

The Valuers do not accept any liability to any third party in relation to the issue of Joint Valuation Report, and the Joint Valuation Report is conditional upon an express indemnity from the companies in favour of the Valuers holding them harmless from and against any cost, damage, expense and other consequence in connection with the provision of the Joint Valuation Report.

The Joint Valuation Report is subject to the laws of India. Neither KPMG India Private Limited nor Grant Thornton may be referred as “expert” in any regulatory filings.

2.2	Opinion of Sterlite’s financial adviser

The management of Sterlite retained DSP Merrill Lynch Limited (“DSP Merrill Lynch”) to act as its financial adviser in connection with the Scheme. On 25 February 2012, DSP Merrill Lynch issued an opinion (the “DSP Merrill Lynch Fairness Opinion”) to the board of directors of Sterlite as to the fairness, from a financial point of view, to the holders of Sterlite shares of the exchange ratio recommended by the Joint Valuation Report.

Based upon and subject to the various considerations set forth in the DSP Merrill Lynch Fairness Opinion, including the various assumptions and limitations, DSP Merrill Lynch were of the opinion on 25 February 2012 that the exchange ratio provided for in the merger of Sterlite into Sesa Goa was fair, from a financial point of view, to Sterlite’s shareholders.

The full text of the DSP Merrill Lynch Opinion, which sets forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the review undertaken by DSP Merrill Lynch is included as Annex C to this Information Statement. The summary of the DSP Merrill Lynch Opinion set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinion. Investors are urged to read such opinion carefully and in its entirety.

The DSP Merrill Lynch Fairness Opinion was given for the benefit and use of Sterlite’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger of Sterlite into Sesa Goa and was not rendered to or for the benefit of, and does not confer rights or remedies upon, any person other than Sterlite’s board of directors.

2.3	Opinion of Sesa Goa’s financial adviser

On 25 February 2012, Citigroup Global Markets India Private Limited (“Citi India”) issued a series of opinions (the “Citi Fairness Opinions”) to the board of directors of Sesa Goa, on the fairness, from a financial point of view, to Sesa Goa of

•	the exchange ratio for the merger of Sterlite into Sesa Goa;

•	the exchange ratio for the merger of MALCO into Sesa Goa; and

•	the exchange ratio for the merger of Ekaterina into Sesa Goa under the Ekaterina Scheme.

Based upon and subject to the considerations, assumptions and limitations set forth in the Citi Fairness Opinions, Citi India was of the opinion that, as at 25 February 2012,

•	the exchange ratio for the merger of Sterlite into Sesa Goa;

•	the exchange ratio for the merger of MALCO into Sesa Goa; and

•	the exchange ratio for the merger of Ekaterina into Sesa Goa

were	fair, from a financial point of view, to Sesa Goa.

The full text of Citi Fairness Opinions, which set forth the assumptions made, procedures followed, matters considered, and the qualifications and limitations on the review undertaken by Citi India is included as Annex D to this Information Statement. The summary of the Citi Fairness Opinions set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinions. Investors are urged to read such opinions carefully and their entirety.

3.	APPROVAL OF THE BOARDS OF DIRECTORS

3.1	Approval of Sterlite’s board of directors

On 25 February 2012, a meeting of Sterlite’s board of directors was duly held to discuss the Scheme. Following a briefing by the chairman of the meeting on the nature of the Scheme and the anticipated synergies, each of KPMG India Private Limited and Grant Thornton made a presentation to the board on the methodology and outcome of their fair valuation opinions. The Valuers provided an overview of the proposed share exchange ratios for the purpose of the Scheme. DSP Merrill Lynch then addressed the meeting and confirmed that, in their opinion, the relevant share exchange ratios proposed by the Valuers were fair to the shareholders of Sterlite. Following discussions by the board, it was resolved that:

•	subject to the requisite shareholder and creditor approval (as the case may be) the Scheme, be approved;

•	the share exchange ratio of three Sesa shares for every five Sterlite shares held by Sterlite shareholders be approved;

•	every person holding Sterlite ADSs or Sterlite FCCBs shall be entitled to receive the equivalent instruments in Sesa Sterlite following completion of the Scheme, to be issued on similar terms and conditions and having proportionate underlying shares; and

•	appropriate dispensation would be sought in relation to the holding of meetings of shareholders and/or creditors, subject to the approval of the relevant court.

3.2	Approval of MALCO’s board of directors

On 25 February 2012, a meeting of the board of directors of MALCO was duly held. The business of the meeting related to the restructuring of the company’s business with a view to approve the draft Scheme to effect the restructuring. Having considered the proposal and the synergies that are anticipated to arise from the consolidation, and following a discussion on the process to effect the Scheme, the board resolved, among other things, to:

•	approve the Scheme;

•	approve the cash consideration of INR 1,500 billion in relation to the hive-off of MALCO’s power business; and

•	approve the share exchange ratio of seven Sesa shares for every ten fully paid up MALCO shares held by MALCO shareholders.

3.3	Approval of boards of other Scheme Companies

On 25 February 2012, the board of directors of Sesa Goa held a meeting to consider the Transaction and passed resolutions approving of the Scheme, the Ekaterina Scheme and the respective steps to be taken pursuant to each of the Scheme and the Ekaterina Scheme. In addition, the boards of directors of Sterlite Energy and VAL each passed resolutions approving the Scheme and the steps to be taken pursuant to the Scheme in their respective meetings held on 25 February 2012.

4.	INTERESTS OF DIRECTORS AND OFFICERS IN THE AMALGAMATION

For information on the directors of the Scheme Companies who have a material interest in any of the Scheme Companies in the capacity of a shareholder, see paragraphs 37 to 39 of the Explanatory Statement.

5.	DETAILED STEPS OF THE TRANSACTION

5.1	Overview

The amalgamation of Sterlite, MALCO and Sterlite Energy into Sesa Goa, the hive-off of MALCO’s power-generating business to VAL and the demerger of VAL’s aluminium generating business to Sesa are being effected pursuant to the Scheme. In order for the Scheme to become effective, it must be approved by the requisite majority of the respective shareholders of each Scheme Company. In addition, the Madras High Court and the Goa High Court, as the competent courts in the Indian states in which the Scheme Companies have their respective registered offices, must sanction the Scheme after holding a fairness hearing in respect of the Scheme at which any interested party, after having filed the required notices and affidavits, may appear to raise objections to or provide support to the Scheme. The effectiveness of the Scheme is also conditional upon certain other regulatory approvals being granted.

The effectiveness of the Ekaterina Scheme requires approval of the requisite majority of shareholders of Sesa Goa and Ekaterina, sanction by the relevant courts in Mauritius and India and certain regulatory approvals, in particular approval from the FIPB. Sesa Goa submitted an application for approval to the FIPB on 19 April 2012 and the FIPB approval process will run concurrently with the court approval process for the Ekaterina Scheme. The Scheme and the Ekaterina Scheme are inter-conditional. Neither the Scheme nor the Ekaterina Scheme are conditional on the Cairn India Transfer.

The Cairn India Transfer will occur pursuant to a sale and purchase agreement entered into between subsidiaries of Vedanta and Sesa. The Cairn India Transfer is not conditional on effectiveness of the Scheme or the Ekaterina Scheme.

5.2	The Scheme

(a)	Scheme Meetings

Pursuant to an order of the Madras High Court dated 26 April 2012 and an order of the Goa High Court dated 27 April 2012, each of Sterlite, MALCO and Sesa Goa have convened Scheme Meetings.

The Sesa Goa Scheme Meeting will take place at 10:00 a.m. (IST) on 19 June 2012. The Sterlite Scheme Meeting will take place at 10:00 a.m. (IST) on 21 June 2012. The MALCO Scheme Meeting will take place at 11:30 a.m. (IST) on 23 June 2012.

At each Scheme Meeting, the relevant Scheme Company’s shareholders will be asked to consider and pass a resolution approving the Scheme. The text of the resolutions proposed to be passed at the respective Scheme Meetings is set forth in paragraph 2 of the Explanatory Statement. At each Scheme Meeting, a majority in number of those members of the class present and voting (whether in person or by proxy), who must also represent at least 75 per cent. of the value of the outstanding share capital present and voting (whether in person or by proxy), must vote to approve of the Scheme.

At each of the Sterlite, MALCO and Sesa Goa Scheme Meetings, all holders of shares registered as shareholders of the relevant Scheme Company before the meeting begins are entitled to attend and vote. Holders of Sterlite ADSs will not be permitted to attend or vote at the Sterlite Scheme Meeting, but will be able to provide voting instructions to Citibank, N.A. (“Citibank”), as depositary bank for the Sterlite ADS facility, as discussed in more detail in “– 3.2 Additional Information for Sterlite ADS Holders” below.

The High Courts granted the Scheme Companies a dispensation from the requirement to convene creditor meetings. In addition, the High Courts granted Sterlite Energy and VAL a dispensation from the requirement to convene shareholder meetings.

(b)	High Court sanction of Scheme

After each of the Scheme Meetings has been held, the respective chairman of the Scheme Meetings must file written reports of the meetings and further supporting documents with High Courts, together with the resolutions passed at such meetings. Assuming that the Scheme is approved by each Scheme Meeting, the Scheme Companies will also file petitions seeking the respective High Court’s sanction of the Scheme. Upon receipt of the petitions, each High Court will schedule a hearing on the petitions filed for sanction of the Scheme.

The Scheme Companies will each be required to place public advertisements in newspapers distributed in the State of Goa for Sesa Goa and the State of Tamil Nadu for all other Scheme Companies to inform their respective shareholders, creditors and other interested parties of the date on which the relevant High Court will hold the hearing on the petition to sanction the Scheme. The High Courts may also require publication of the advertisement in the official gazette of the Indian states where the registered office of the Scheme Companies is located. Since Sesa Goa and Sterlite each have shares listed on the BSE and the NSE, these companies will also inform the BSE and the NSE of the dates of the High Court hearings. The Scheme Companies are also required to provide individual notice of the date of the petition hearings to their secured creditors and certain of their unsecured creditors as a condition of having been granted a dispensation from the requirement to convene creditor meetings.

In addition, the Scheme Companies will be required to file copies of the petitions seeking the High Courts’ sanction of the Scheme together with the documents annexed to the petition with the relevant Regional Director of the Ministry of Corporate Affairs for Goa and Tamil Nadu, the Registrar of Companies for Goa and Tamil Nadu and, in the case of Sterlite, MALCO and Sterlite Energy, with the Official Liquidator of the State of Tamil Nadu. Each Regional Director will instruct the relevant Registrar of Companies to carry out an independent review of the corporate documents of the respective companies and the Scheme to verify that the affairs of the relevant Scheme Company have not been conducted in a manner prejudicial to the interests of its members or to the public interest. Upon completion of its review, the relevant Registrar of Companies will submit a report to the Regional Director.

Furthermore, the Madras High Court will appoint, at the direction of the Official Liquidator, an auditor who will also review the books and records of each of

Sterlite, MALCO and Sterlite Energy, as companies that will cease to exist if the Scheme becomes effective, to verify that their affairs have not been conducted in a manner prejudicial to the interests of its members or to the public interest. Upon completion of its investigation, the auditor will submit a report to the Official Liquidator.

Each Regional Director and the Official Liquidator will submit a report detailing the findings of their respective reviews to the respective High Courts. Copies of these reports may be obtained upon written application to the relevant High Court by the Scheme Companies, their shareholders and creditors and other interested parties.

(c)	High Court hearings

At the scheduled hearings on the Scheme, each High Court will consider the reports of the Scheme Meetings and the resolutions passed. Furthermore, each High Court will review the report submitted by the relevant Regional Director and, in the case of the Madras High Court, the Official Liquidator to determine whether the reports raise any objections to the Scheme.

In addition, any interested party that has served written notice substantially in the form as included as Annex A to this Information Statement on the relevant Scheme Company or its advocate, at the address stated in the advertisement of the High Court hearing, no later than 48 hours before the relevant hearing is entitled to appear, either in person or through an appointed representative, at the hearing to voice any objection it may have in respect of or provide support for the Scheme. The notice must contain the address and signature of such person, and if such person intends to oppose the petition, the grounds of such opposition. A copy of such notice must also be submitted to the relevant High Court. Unless an interested party has complied with the notice requirements, it may only be allowed to appear at the hearing with the leave of the bench of the relevant High Court considering the petition.

If the relevant High Court determines that the Scheme is fair and reasonable, it will issue an order sanctioning the Scheme. In order for the Scheme to become effective, both High Courts must issue such an order sanctioning the Scheme.

5.3	Parallel actions

(a)	Other regulatory approvals required under Indian law

In addition to approval of the Scheme by each Scheme Company’s shareholders and by the High Courts, further regulatory approvals are required to implement the Transaction. In particular, on 22 March 2012, the Scheme Companies filed an application with Competition Commission seeking approval of the steps to be taken pursuant to the Transaction. The Competition Commission granted approval on 12 April 2012 and published an order to this effect on 23 April 2012. The NSE gave its in-principle approval to the Scheme and the Ekaterina Scheme on 2 April 2012 and the BSE gave its in-principle approval to the Scheme and the Ekaterina Scheme on 12 April 2012. However, both the NSE and the BSE must also give their final listing and trading approval for the listing of the Sesa shares to be issued pursuant to the Scheme and the Ekaterina Scheme. Sesa will apply for final listing and trading approval of the BSE and the NSE after the Scheme and the Ekaterina Scheme have been sanctioned by the relevant courts.

(b)	The Ekaterina Scheme

Pursuant to the Ekaterina Scheme, Ekaterina, the Mauritian holding company through which Vedanta currently holds its indirect 70.5 per cent. stake in VAL, will be merged into Sesa Goa, with the result that Sesa Goa will acquire Vedanta’s stake in VAL. Since Sterlite, which holds the remaining 29.5 per cent. of the shares in VAL, is also being merged into Sesa Goa, VAL will become a wholly-owned subsidiary of Sesa Sterlite once both the Scheme and the Ekaterina Scheme have become effective. In order to become effective, the Ekaterina Scheme must be approved by the requisite majority of the shareholders of each of Ekaterina Limited and Sesa Goa. In addition, the Ekaterina Scheme requires sanction of the relevant court in Mauritius and the Goa High Court and approval of the FIPB. Sesa Goa submitted an application for approval to the FIPB on 19 April 2012 and the FIPB approval process will run concurrently with the court approval process for the Ekaterina Scheme. Sesa Goa expects consent of the FIPB will be forthcoming without material delay or the imposition of material conditions so as to allow the transaction to complete before the end of 2012.

The Scheme Companies expect that the court hearings with respect to the Ekaterina Scheme will be scheduled to take place prior to the hearings of the High Courts with respect to the Scheme. The Scheme and the Ekaterina Scheme are inter-conditional.

(c)	General meeting of Vedanta shareholders

Vedanta is the ultimate parent company of each of the Scheme Companies and Cairn India. Although Vedanta is not a party to the Scheme, pursuant to the listing rules of the London Stock Exchange, where Vedanta’s shares are listed, the shareholders of Vedanta must approve the Transaction. Vedanta will convene a general meeting of its shareholder to approve the steps to be taken pursuant to the Transaction. The results of voting at Vedanta’s general meeting will be announced through a Regulatory Information Service in the United Kingdom and will appear on Vedanta’s website. If Vedanta’s shareholders do not approve the steps to be taken pursuant to the Scheme and the Ekaterina Scheme, then Vedanta, as the ultimate majority shareholder of each of the Scheme Companies, would vote against the Scheme at each Scheme Meeting, which would mean the Scheme would not proceed. The directors of Vedanta intend to vote their approximately 63 per cent. beneficial ownership of Vedanta in favour of the resolutions approving the steps to be taken pursuant to the Scheme, the Ekaterina Scheme and the Cairn India Transfer.

5.4	Final implementation

(a)	Effectiveness of Scheme

Upon issue of the orders of the High Courts sanctioning the Scheme, the Scheme Companies are required to file certified copied of the orders with the Registrars of Companies at Tamil Nadu and Goa within thirty days (or such other periods as the relevant High Court may direct) of receiving a copy of the orders. The merger of Sterlite and MALCO into Sesa and the hive-off of MALCO’s power business to VAL will become effective upon the later of the dates on which the orders are filed. Sixty days after the later of the dates on which the orders have been filed, the demerger of VAL’s aluminium business into Sesa and the merger of Sterlite Energy into Sesa under the Scheme will become effective.

(b)	Issuance of Sesa shares

(i)	Sterlite shareholders

Upon effectiveness of the Scheme, each person registered as a shareholder of Sterlite (except MALCO) on a record date to be determined (the “Sterlite Record Date”) will be issued three Sesa shares, credited as fully paid up, for every five fully paid Sterlite shares held of the Sterlite Record Date. In total, based on Sterlite’s issued share capital as at 31 March 2012, a total of approximately 1,945 million Sesa shares would be issued. MALCO, which as at 31 March 2012 held 3.6 per cent. of the issued and outstanding Sterlite shares, will not be issued any Sesa shares for the Sterlite shares it holds as at the Sterlite Record Date and, upon MALCO being merged into Sesa, MALCO’s shareholding in Sterlite will be cancelled.

Sterlite shareholders whose demat account details are available to Sterlite or Sesa Goa as at the Sterlite Record Date will be issued Sesa shares in dematerialised form. All other holders of Sterlite shares will be issued Sesa shares in the form of physical certificates, which will be sent to the respective shareholders at the address registered in respect of such shareholders as at the Sterlite Record Date in the Sterlite share register. Sesa will not be responsible for any loss in transit of any physical certificates sent to shareholders.

(ii)	MALCO shareholders

Upon effectiveness of the Scheme, each person registered as a shareholder of MALCO on a record date to be determined the (“MALCO Record Date”) will be issued seven Sesa shares, credited as fully paid up, for every ten fully paid MALCO shares held of the MALCO Record Date. In total, based on MALCO’s issued share capital as at 31 March 2012, a total of 78.7 million Sesa shares would be issued.

MALCO shareholders whose demat account details are available to MALCO or Sesa Goa as at the MALCO Record Date, will be issued Sesa shares in dematerialised form. All other holders of MALCO shares will be issued Sesa shares in the form of physical certificates, which will be sent to the respective shareholders at the address registered in respect of such shareholders as at the MALCO Record Date in the MALCO share register. Sesa Sterlite will not be responsible for any loss in transit of any physical certificates sent to shareholders.

(iii)	Sterlite ADS holders

Sesa intends to establish with Citibank the Sesa ADS Facility on terms comparable to the Sterlite ADS Facility. Upon Citibank as the depositary for the Sterlite ADS Facility being notified that the custodian of the Sterlite ADS Facility has been issued Sesa shares in exchange for the Sterlite shares that the custodian holds on behalf of the depositary, Citibank will cause the custodian to take such Sesa shares on deposit for the Sesa ADS Facility and will issue the corresponding number of Sesa ADSs in its capacity as depositary for the Sesa ADS Facility. Upon effectiveness of the merger of Sterlite into Sesa Goa, each five Sterlite ADSs will represent the right to receive from Citibank as the depositary for the Sterlite ADS Facility three Sesa ADSs (net of applicable fees, taxes and expenses), and Citibank as the depositary for the Sterlite ADS Facility will apply that exchange ratio so that for each existing Sterlite ADS, 0.6 Sesa ADS will be issued. Upon the issuance of such Sesa ADSs, Citibank as depositary for the Sterlite ADS Facility will take possession of the Sesa ADSs so issued for the benefit the holders and beneficial owners of Sterlite ADSs and will distribute to holders of the then outstanding Sterlite ADSs a notice informing Sterlite ADS holders of the effectiveness of the merger of Sterlite into Sesa, that each Sterlite ADS represents the right to receive 0.6 Sesa ADS (net of applicable fees, taxes and expenses) upon surrender of the Sterlite ADSs to Citibank, together with the applicable transmittal forms and tax certifications and related instructions, and that no fractional Sesa ADSs will be issued. Citibank will aggregate and sell fractional entitlements to Sesa ADSs and remit the next cash proceeds thereof (after deduction of applicable fees, taxes and expenses) to the holders of Sterlite ADSs entitled thereto, in each case upon the terms contemplated in the deposit agreement for the Sterlite ADS Facility. Pursuant to the terms of the deposit agreement for the Sterlite ADS Facility, holders of Sterlite ADSs will be charged a depositary fee for the cancellation of Sterlite ADSs in exchange for Sesa ADSs (up to US$ 0.05 per Sterlite ADS cancelled).

(iv)	Ekaterina shareholders

In addition, upon effectiveness of the Ekaterina Scheme which is subject to filing of the relevant court orders with the Registrars of Companies in Goa and Mauritius and sanctioning of the Scheme by the High Courts, Vedanta as the ultimate shareholder of Ekaterina Limited will be issued a total of 72.3 million Sesa shares in exchange for the shares it holds in Ekaterina Limited as at the date on which the Ekaterina Scheme becomes effective.

(c)	Fractional entitlements

(i)	For the shareholders of Sterlite and MALCO

For information on how fractional entitlements to Sesa shares will be treated, see paragraphs 3.1.3 of Chapter 2 and 3.1.3 of Chapter 4 of the Scheme.

(ii)	For Sterlite ADS holders

Citibank as depositary for the Sterlite ADS Facility will apply the ADS exchange ratio of three Sesa ADSs to be issued for each five Sterlite ADSs so that for each existing Sterlite ADS, 0.6 Sesa ADS will be issued. If on account of the ADS entitlement ratio of the Sterlite ADS holders, fractional Sesa ADSs would have to be issued, then in lieu of delivering fractional Sesa ADSs, Citibank in its capacity as depositary for the Sterlite ADS Facility will aggregate and sell the fractional entitlements to Sesa ADSs and remit the net cash proceeds thereof (after deduction of applicable fees, taxes and expenses) to the holders of Sterlite ADSs entitled thereto, in each case upon the terms contemplated in the deposit agreement for the Sterlite ADS Facility.

(d)	Listing of Sesa shares issued pursuant to the Scheme

After the relevant courts have sanctioned the Scheme and Ekaterina Scheme, Sesa will file an application with the BSE and the NSE for final listing and trading approval of the Sesa shares to be issued pursuant to the Scheme and the Ekaterina Scheme. Sesa believes that listing will be completed within 45 days after the later of the Sterlite Record Date and the MALCO Record Date. Until the Sesa shares to be issued pursuant to the Scheme have been listed, they will not be able to be traded on the exchanges.

(e)	Listing of Sesa ADSs

Sesa intends to apply to the NYSE for listing of the Sesa ADSs on the NYSE and expects the listing to be effective on issuance of the Sesa ADSs to Sterlite ADS holders pursuant to the Scheme. The Sesa ADSs will not be eligible for cancellation and receipt of corresponding Sesa shares until the listing of the Sesa shares on the BSE and the NSE has been completed.

(f)	Sterlite FCCBs

The Sterlite FCCBs will become FCCBs of Sesa Sterlite with the same rights and obligations as provided for in the terms of the Sterlite FCCBs and the indenture governing the Sterlite FCCBs, subject to the modification that in the event a holder exercises its option to convert the Sterlite FCCBs before their maturity date in accordance with their terms and conditions, that holder will be entitled to such number of Sesa ADSs as a Sterlite ADS holder would have been entitled to in accordance with the exchange ratio with respect to the Sterlite ADSs.

(g)	Cairn India Transfer

Subsidiaries of Sesa Goa and Vedanta entered into a sale and purchase agreement conditional on shareholder approval pursuant to which TSEHL, which holds Vedanta’s indirect 38.7 per cent. stake in Cairn India, will be transferred to a wholly-owned subsidiary of Sesa for nominal consideration of US$ 1.00. As part of the Cairn India Transfer approximately US$ 5.9 billion of debt incurred by a subsidiary of TSEHL, consisting of approximately US$ 3.1 billion provided by Vedanta and approximately US$ 2.8 billion provided by third-party lenders to finance the acquisition of Vedanta’s 38.7 per cent. stake in Cairn India, will be transferred to a subsidiary of Sesa. Vedanta will continue to fully and unconditionally guarantee the third-party portion of this debt. Upon completion of the Cairn India Transfer, Sesa, which currently owns 20.1 per cent. of Cairn India, will hold 58.8 per cent. of Cairn India. The Cairn India Transfer is not conditional on either the Scheme or the Ekaterina Scheme. Under the sale and purchase agreement, the Vedanta subsidiary has given limited warranties as to the title in Cairn India. Each of the Vedanta and Sesa Goa subsidiaries have agreed pursuant to the sale and purchase agreement to complete the transfer at a time which is mutually acceptable to both parties, subject to receipt of approval of the shareholders of Vedanta and Sesa with a view to the transfer being effected before the end of 2012.

PART 3—STEPS TO BE TAKEN BY SHAREHOLDERS OR ADS HOLDERS

1.	SCHEME MEETINGS

Shareholders of Sesa Goa, Sterlite and MALCO will have received:

•	the Notice of Court Convened Meeting of the Equity Shareholders of the relevant Scheme Company;

•	a copy of the Scheme Document;

•	the Explanatory Statement; and

•	a form of proxy and attendance slip with respect to the relevant Scheme Meeting.

Shareholders who want to vote but who will not attend the relevant Scheme Meeting in person are requested to complete and sign the form of proxy and return it to the respective Scheme Company’s registered office in accordance with the instructions printed thereon as soon as possible, so as to be received no later than 48 hours before the relevant Scheme Meeting, i.e. not later than 10:00 a.m. (IST) on 17 June 2012 for the Sesa Goa Scheme Meeting; not later than 10:00 a.m. (IST) on 19 June 2012 for the Sterlite Scheme Meeting and not later than 11:30 a.m. (IST) on 21 June 2012 for the MALCO Scheme Meeting. Completion and return of the form of proxy does not prevent a shareholder from attending the relevant Scheme Meeting and voting in person. Shareholders who will attend the relevant Scheme Meeting in person are requested to complete and sign the attendance slip and hand it over at the entrance of the location where the meeting will be held.

For information on documents available to shareholders for inspection, see “Part 7 – 3. Documents available for inspection”. For information on where to find further publicly available information about the Scheme Companies, see “Part 7 – 2. Further information.”

2.	ADDITIONAL INFORMATION FOR STERLITE ADS HOLDERS

Sterlite ADS holders will have received:

•	the Notice of Court Convened Meeting of the Equity Shareholders of Sterlite Industries (India) Limited;

•	a copy of the Scheme Document;

•	the Explanatory Statement;

•	the Depositary’s Notice of Meeting of the Equity Shareholders (the “Depositary Notice”); and

•	a Voting Instructions Card (the “Voting Card”).

A Sterlite ADS holder may not attend, or vote on the resolution at, the Sterlite Scheme Meeting. However, under the deposit agreement for the Sterlite ADS Facility, a Sterlite ADS holder as at the Sterlite ADS Record Date may instruct Citibank to exercise the voting rights for the Sterlite shares represented by the Sterlite ADSs held by such holder as at the Sterlite ADS Record Date.

Each Voting Card and Depositary Notice contains information on how to instruct Citibank as the depositary bank for the Sterlite ADS Facility to exercise the voting rights in respect of the underlying Sterlite shares represented by the Sterlite ADSs. If Citibank as the depositary bank timely receives the Voting Card with the instructions of a given Sterlite ADS holder, Citibank will endeavour to vote the Sterlite shares represented by the holder’s Sterlite ADSs in accordance with such voting instructions. There can be no assurance that a Sterlite ADS holder will receive voting materials in time to enable it to return voting instructions to Citibank in a timely manner. Any Sterlite shares represented by Sterlite ADSs for which no voting instructions have been received will not be voted.

In addition, a holder of Sterlite ADSs may withdraw the underlying Sterlite shares from the Sterlite ADS Facility and, to the extent that such holder becomes registered as a shareholder of Sterlite prior to the Sterlite Scheme Meeting, the holder may attend and vote at the Scheme Meeting as a direct shareholder, using the attendance slip and, if necessary, the proxy form provided together with the Notice of Court Convened Meeting of the Equity Shareholders of Sterlite. However, there may not be sufficient time for a Sterlite ADS holder to withdraw the underlying Sterlite shares and become registered as a Sterlite shareholder in time to vote at the Sterlite Scheme Meeting. For a description of certain restrictions applicable to foreign ownership of Indian Securities that may affect the ability of a Sterlite ADS holder to withdraw from the Sterlite ADS Facility and become registered as a Sterlite shareholder, see “Part 5 – 2. Restrictions on foreign ownership of Indian securities”.

The last day to present Sterlite ADSs for cancellation to the depositary for the Sterlite ADS Facility to become a Sterlite shareholder prior to the Sterlite Scheme Meeting is 12 June 2012. If the Sterlite ADSs are surrendered to the depositary for the Sterlite ADS Facility after that date, it is unlikely that all administrative processes can be timely completed to become a Sterlite shareholder in time to attend and vote at the Sterlite Scheme Meeting. The cancellation of the Sterlite ADSs gives rise to depositary fees of up to US$ 0.05 per Sterlite ADS presented for cancellation and related reimbursable fees and expenses under the terms of the deposit agreement for the Sterlite ADS Facility. Once withdrawn, it may not be possible to redeposit the Sterlite shares in the Sterlite ADS Facility.

Please be advised that holders who present Sterlite ADSs for cancellation will be able to take possession of the corresponding Sterlite shares in book-entry form only and, as a result, they must have, or establish, a “DR Type” custodian or brokerage (demat) account in India to receive such Sterlite shares prior to presenting their Sterlite ADSs to the depositary for the Sterlite ADS Facility for cancellation. Establishing such custodian or brokerage (demat) account may be subject to delays.

If you request the cancellation of your Sterlite ADSs between the Sterlite ADS Record Date and the date of the Sterlite Scheme Meeting, you will be asked to certify that (i) you were a holder of the Sterlite ADSs being cancelled as at the Sterlite ADS Record Date and you have not given, and will not give, directly or indirectly, voting instructions to the depositary for the Sterlite ADS Facility as to the Sterlite ADSs presented for cancellation, or (ii) you were not a holder of the Sterlite ADSs being cancelled as at the Sterlite ADS Record Date and you will not vote the Sterlite shares at the Sterlite Scheme Meeting.

For information on documents available for inspection and on certain documents of which copies are available upon request to Sterlite ADS holders see “Part 7 – 3. Documents available for inspection.” For information on where to find further publicly available information about the Scheme Companies, see “Part 7 – 2. Further information.”

Sterlite ADS holders are requested to complete and sign the Voting Card and return it to Citibank as the depositary bank of the Sterlite ADS Facility in accordance with the instructions printed thereon as soon as possible, so as to be received no later than 10:00 a.m. (New York time) on 14 June 2012.

3.	KEY DATES

Key dates for Sesa Goa, Sterlite and MALCO shareholders and Sterlite ADS holders are as follows:

3.1	Sesa Goa shareholders

Latest date for receipt of proxy form	10:00 a.m. (IST), 17 June 2012

Sesa Goa Scheme Meeting	10:00 a.m. (IST), 19 June 2012

Latest date to file notice and affidavits for appearance at Goa High Court Hearing of petition to sanction the Scheme	2 days before hearing

Indicative date of hearing by the Goa High Court of petition to sanction the Scheme	October 2012

The stated timing of the Goa High Court hearing is indicative only. Sesa Goa will publicly advertise the date of the Goa High Court hearing.

3.2	Sterlite shareholders

Latest date for receipt of proxy form	10:00 a.m. (IST), 19 June 2012

Sterlite Scheme Meeting	10:00 a.m. (IST), 21 June 2012

Latest date to file notice and affidavits for appearance at Madras High Court Hearing of petition to sanction the Scheme	2 days before hearing

Indicative date of hearing by the Madras High Court of petition to sanction the Scheme	October 2012

The stated timing of the Madras High Court hearing is indicative only. Sterlite will publicly advertise the date of the Madras High Court hearing.

3.3	MALCO shareholders

Latest date for receipt of proxy form	11:30 a.m. (IST), 21 June 2012

MALCO Scheme Meeting	11:30 a.m. (IST), 23 June 2012

Latest date to file notice and affidavits for appearance at Madras High Court Hearing of petition to sanction the Scheme	2 days before hearing

Indicative date of hearing by the Madras High Court of petition to sanction the Scheme	October 2012

The stated timing of the Madras High Court hearing is indicative only and MALCO will publicly advertise the date of the Madras High Court hearing.

3.4	Sterlite ADS holders

Sterlite ADS Record Date	9 May 2012

Latest date to present Sterlite ADSs for cancellation to become a Sterlite shareholder before the Sterlite Scheme Meeting	12 June 2012

Latest date for receipt by Citibank as depositary for the Sterlite ADS Facility of Voting Card	10:00 a.m. (New York time), 14 June 2012

Sterlite Scheme Meeting	10:00 a.m. (IST), 21 June 2012

Latest date to file notice and affidavits for appearance at Madras High Court Hearing of petition to sanction the Scheme	2 days before hearing

Indicative date of the hearing by the Madras High Court of petition to sanction the Scheme	October 2012

The stated timing of the Madras High Court hearing is indicative only and Sterlite will publicly advertise the date of the Madras High Court hearing.

4.	NOTICE AND AFFIDAVIT FOR APPEARANCE AT HIGH COURT HEARINGS

A form of the notice and affidavit to be filed by interested parties, including shareholders of the Scheme Companies and Sterlite ADS holders, who wish to appear at the High Court Hearing to raise objections to or provide support to the Scheme is included in Annex A to this Information Statement.

PART 4—RISK FACTORS

All of the information in this Information Statement should be read and considered carefully. The information in this “Part 4 – Risk Factors” should also be carefully considered. If any or a combination of the following risks actually occurs, the business, financial condition and prospects of the Sesa Sterlite Group could be adversely affected. In such case, the trading price of the Sesa Sterlite shares and Sesa Sterlite ADSs could decline and investors may lose all or part of their investment.

1.	RISKS RELATING TO THE TRANSACTION

The Transaction is conditional upon the receipt of various third party approvals, which may not be forthcoming.

The Transaction is conditional upon the Scheme and the Ekaterina Scheme being approved by the shareholders of each of Sterlite, Sesa Goa, MALCO, Sterlite Energy, VAL and Ekaterina and the requisite majority required in each case is shareholders representing a majority in number of those persons present in person or by proxy at the relevant meeting and representing 75 per cent. or more of the share capital present in person or by proxy. The Scheme and the Ekaterina Scheme each also require respective court sanctions in India and Mauritius. The consent of the FIPB and final listing and trading approvals by the BSE and the NSE are also required to implement certain aspects of the Transaction and remain outstanding. In relation to the Cairn India Transfer, bank consents are required to transfer the Vedanta subsidiary which holds Vedanta’s 38.7 per cent. direct equity interest in Cairn India. There can be no assurance that any or all such approvals and consents will be obtained or that, if obtained, they will be obtained so as to enable the Transaction to be completed in 2012, and a definitive date as to when Sterlite shareholders and MALCO shareholders will receive Sesa shares or when Sterlite ADS holders will receive Sesa ADSs and any relevant cash proceeds upon effectiveness of the Scheme cannot be given.

The Sesa Sterlite Group may not be able to achieve financial, operational, strategic and other potential benefits from the consolidation pursuant to the Transaction.

The consolidation pursuant to the Transaction is expected to give rise to cost savings on account of operational, capital and corporate synergies, including tax efficiencies, economies of scale, leveraging of technical expertise, more efficient movement of Sesa Sterlite Group cash and improved allocation of capital. Management of the Sesa Sterlite Group expects that, for the first four fiscal years, such synergies will have an earnings impact of over US$ 200 million per annum. The consolidation is expected to be earnings accretive to the shareholders of the Scheme Companies immediately following completion of the Transaction.

However, there is a risk that the estimated annual cost savings that Sesa Sterlite expects to achieve through the consolidation may not be realised or may be materially lower than estimated and it cannot be predicted with certainty the extent to which any of the other benefits will actually be achieved, if at all, or the timing of any such benefits. In addition, the Sesa Sterlite Group will incur a number of non-recurring fees and costs associated with the consolidation and achieving the desired financial, operational, strategic and other potential benefits relating thereto and other, unanticipated costs may be arise as a result of the consolidation pursuant to the Transaction. As a result, any savings or other benefits realised though the consolidation pursuant to the Transaction will be reduced the extent to which any such fees and costs are incurred. If the Sesa Sterlite Group is unable to realise the estimated annual cost savings or the other benefits that it expects to achieve through the consolidation, if it is prevented from taking advantage of the anticipated tax efficiencies, or if it is unable to offset the incremental costs it incurs over time as a result of the consolidation with such savings and benefits, this could have a material adverse effect on the Sesa Sterlite Group’s business, operating results, financial condition and/or prospects.

Failure to consummate the Transaction or any part of the Transaction could negatively affect the trading prices of the Sterlite shares, the Sterlite ADSs and the Sesa Goa shares.

The effectiveness of the Scheme and the Ekaterina Scheme as well as consummation of the Transaction is not assured and is subject various approvals, consents and court sanctions. If such approvals, consents and court sanctions are not obtained or are delayed, including for reasons beyond the control of Sterlite and its affiliates, the trading prices of the Sterlite shares, the Sterlite ADSs and the Sesa Goa shares could be negatively affected.

Because the market value of the Sterlite shares, Sterlite ADSs and Sesa Goa shares may fluctuate, Sterlite shareholders and ADS holders cannot be sure of the market value of the Sterlite shares and Sterlite ADSs upon effectiveness of the Scheme.

The Sesa Goa shares and the Sterlite shares are currently listed on the BSE and the NSE. If the Scheme is implemented, Sterlite will be merged into Sesa Goa, which will be renamed Sesa Sterlite, in consideration for the issue to Sterlite shareholders (other than MALCO) of 3 Sesa shares for every five existing Sterlite shares and the issue to Sterlite ADS holders of 3 Sesa ADSs for every 5 existing Sterlite ADSs. As a result, Sterlite shareholders will receive a fixed number of shares of Sesa shares and Sterlite ADS holders will receive a fixed number of Sesa ADSs rather than a number of Sesa shares or Sesa ADSs with a particular fixed market value. The market value of the Sterlite shares, Sterlite ADSs, and Sesa Goa shares at the time of approval of the transaction by Sterlite shareholders may vary significantly from their market value on the date on which the Scheme becomes effective. Because the exchange ratios between Sterlite shares to Sesa shares and between Sterlite ADSs and Sesa ADSs for purposes of the merger of Sterlite into Sesa Goa will not be adjusted to reflect any changes in the market value of Sterlite shares, Sterlite ADSs or Sesa Goa shares, the market value of Sesa shares and Sesa ADSs issued in the merger and the market value of Sterlite shares and Sterlite ADSs surrendered in connection with the merger may be higher or lower than the values of such shares and ADSs on such earlier dates. Share price and ADS price changes may result from a variety of factors, including changes in businesses and operations, and other factors that are beyond the control of Sterlite, including changes in business prospects, regulatory considerations, and general and industry specific market and economic conditions.

2.	RISKS RELATING TO THE SESA STERLITE GROUP

2.1	General

If planned expansions and new projects are delayed, this could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group has a number of significant expansion plans for its existing operations and planned greenfield projects, which involve significant capital expenditure. The timing, implementation and cost of such expansions are subject to a number of risks, including the failure to obtain necessary leases, licences, permits, consents and approvals, or funding for the expansions. The Sesa Sterlite Group does not currently have all of the leases, licences, permits, consents and approvals that are or will be required for its planned expansions and new projects. There can be no assurance that the Sesa Sterlite Group will be able to obtain or renew all necessary leases, licenses, permits, consents and approvals in a timely manner. Any failure to obtain the requisite regulatory approvals may delay or prevent the Sesa Sterlite Group from commencing commercial operations at certain of these projects.

Any delay in completing planned expansions, revocation of existing clearances, failure to obtain or renew regulatory approvals, non-compliance with applicable regulations or conditions stipulated in the approvals obtained, suspension of current projects or cost overruns or operational difficulties once the projects are commissioned may have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group’s growth strategy to pursue business acquisitions entails significant risks.

As part of its growth strategy, the Sesa Sterlite Group intends to continue to pursue acquisitions to expand its businesses. There can be no assurance that members of the Sesa Sterlite Group will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments or that any businesses acquired will be profitable. If Sesa Sterlite Group companies incorporated in India attempt to acquire non-Indian companies, they may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the Reserve Bank of India (the “RBI”), which they may not be able to obtain. The funding of such acquisitions may require certain approvals from regulatory authorities in India.

In addition, acquisitions and investments involve a number of risks, including possible adverse effects on the Sesa Sterlite Group’s operating results, diversion of management’s attention, loss of goodwill on account of change of ownership, failure to retain key personnel, risks associated with unanticipated events or liabilities, including environmental liabilities, and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group depends on the experience and management skill of certain of its key employees.

The Sesa Sterlite Group’s efforts to continue its growth will place significant demands on its management and other resources and the Sesa Sterlite Group will be required to continue to improve operational, financial and other internal controls, both in and outside India across all locations. The Sesa Sterlite Group’s ability to maintain and grow its existing businesses and integrate new businesses will depend on its ability to maintain the necessary management resources and on its ability to attract, train and retain personnel with skills that enable it to keep pace with growing demands and evolving industry standards. The Sesa Sterlite Group is, in particular, dependent to a large degree on the continued service and performance of the executive management team of Vedanta and other key team members in the Sesa Sterlite Group’s business units. These key personnel possess technical and business capabilities that are difficult to replace. The loss or diminution in the services of Vedanta’s executive management or other key team members, or its failure otherwise to maintain the necessary management and other resources to maintain and grow its businesses, could have a material adverse effect on its businesses, operating results, financial condition and/or prospects. In addition, as the Sesa Sterlite Group’s businesses develop and expand, the Sesa Sterlite Group’s future success will depend on its ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

Any disputes that arise between Vedanta or other companies in the Vedanta Group and the companies in the Sesa Sterlite Group could harm business operations.

Disputes may arise between Vedanta or other companies in the Vedanta Group and the companies in the Sesa Sterlite Group in a number of areas, including:

(a)	intercompany agreements setting forth services and prices for services between Sesa Sterlite Group companies;

(b)	business combinations;

(c)	sales or distributions of ownership interests; or

(d)	business opportunities that may be attractive to companies within the Sesa Sterlite Group.

The Sesa Sterlite Group may not be able to resolve any potential conflicts and, even if they do, the resolution may be less favourable than if the affected companies were dealing with an unaffiliated party.

Agreements between companies in the Sesa Sterlite Group and Vedanta and other companies in the Vedanta Group may be amended upon agreement between the parties. Since the companies that will comprise the Sesa Sterlite Group are and will continue to be controlled by Vedanta, Vedanta may require them to agree to amendments to these agreements that may be less favourable to them than the original terms of the agreements.

Shortage of skilled labour in the metals and mining or oil and gas industry could increase the Sesa Sterlite Group’s costs and limit the Sesa Sterlite Group’s ability to maintain or expand its operations.

Mining and metal refining, smelting and fabrication operations and oil and gas operations require a skilled and experienced labour force. If the Sesa Sterlite Group experiences a shortage of skilled and experienced labour, its labour productivity could decrease and costs could increase, its operations may be interrupted or it may be unable to maintain its current production or increase its production as otherwise planned, which could have a material adverse effect on the Sesa Sterlite Group’s results of operations, financial condition and business prospects.

If the Sesa Sterlite Group does not continue to invest in new technologies and equipment, its technologies and equipment may become obsolete and its cost of production may increase relative to its competitors, which would have a material adverse effect on the Sesa Sterlite Group’s ability to compete, results of operations, financial condition and/or prospects.

The Sesa Sterlite Group’s profitability and competitiveness are in large part dependent upon its ability to maintain a low cost of production as it sells commodity products with prices it is unable to influence. Unless the Sesa Sterlite Group continue to invest in newer technologies and equipment and is successful at integrating such newer technologies and equipment to make its operations more efficient, its cost of production relative to its competitors may increase and the Sesa Sterlite Group may cease to be profitable or competitive. However, newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks as to whether the newer technologies and equipment will reduce the Sesa Sterlite Group’s cost of production sufficiently to justify the capital expenditures to obtain them. Any failure to make sufficient or the right investments in newer technologies and equipment or in integrating such newer technologies and equipment into the Sesa Sterlite Group’s operations could have a material adverse effect on the Sesa Sterlite Group’s ability to compete and its financial condition, results of operations and/or prospects.

Currency fluctuations could have a material adverse effect on the Sesa Sterlite Group’s operating results.

Although substantially all of the Sesa Sterlite Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of its costs and expenses, including borrowing costs under financing arrangements, are incurred and paid in Indian rupees and, to a lesser extent, the Australian dollar, the Sri Lankan rupee, the euro, the Namibian dollar, the South African rand and the Zambian Kwacha. In addition, in fiscal 2012, 44 per cent. of the Sesa Sterlite Group’s revenue was derived from commodities that it sold to customers outside India. The exchange rates between the Indian rupee and the US dollar, between the Australian dollar and the US dollar, between the Sri Lankan rupee and the US dollar, between the euro and the US dollar, between the Namibian dollar and the US dollar, between the South African rand and the US dollar and between the Zambian Kwacha and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The Sesa Sterlite Group’s operating results and/or financial condition could be adversely affected if the US dollar depreciates against the Indian rupee, the Australian dollar, the Sri Lankan rupee, the euro, the Namibian dollar, the South African and the Zambian Kwacha. The Sesa Sterlite Group seeks to mitigate the impact of short-term movements in currency on its businesses by hedging its short-term exposures progressively based on their maturity. However, large or prolonged movements in exchange rates may have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group is subject to restrictive covenants under its credit facilities, including term loans and working capital facilities, that limit its flexibility in managing its businesses.

There are restrictive covenants in the agreements that the Sesa Sterlite Group has entered into with certain banks and financial institutions for its existing borrowings. These restrictive covenants require the Sesa Sterlite Group to maintain certain financial ratios and seek the prior permission of these banks and financial institutions for various activities, including, among others, any change in its capital structure, issue of equity, preferential capital or debentures, raising any loans and deposits from the public, undertaking any new project, effecting any scheme of acquisition, merger, amalgamation or reconstitution, implementing a new scheme of expansion or creation of a subsidiary. Such restrictive covenants may restrict the Sesa Sterlite Group’s operations or ability to expand and may adversely affect its businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group’s stated reserves and resources are only estimates based on a range of assumptions and there can be no assurance that the anticipated tonnages or grades or hydrocarbons will be achieved.

To realise future production growth and/or extraction, extend the lives of its mines, reservoirs and/or fields and ensure the continued operation of its businesses, the Sesa Sterlite Group must continue to realise its existing identified reserves, convert resources into reserves, develop its resource base through the realisation of identified mineral potential, undertake successful exploration and/or acquire new reserves and resources.

The Sesa Sterlite Group’s mineral reserves and resources described in this document constitute estimates reported in accordance with the JORC Code. The Sesa Sterlite Group’s oil and gas reserves and resources described in this document are prepared in accordance with the Petroleum Resources Management System (“PRMS”). Reserves and resources estimates are subject to various uncertainties, including those relating to the mine, reservoirs and/or field parameters. These parameters may be difficult to estimate and, as a result, actual production may be materially different from current estimates of reserves and/or resources. In addition, the reliability of reserves estimates depends on, among other things, the quality and quantity of technical and economic data, the production performance of the mines, reservoirs and/or fields. As a result, no assurance can be given that the anticipated tonnages or grades and/or hydrocarbons will be achieved, that the indicated level of recovery will be realised or that mineral reserves or resources can be mined, processed, and/or extracted profitably. Actual reserves or resources may not conform to the geological, metallurgical or other expectations and the volume and grade of ore and/or hydrocarbons recovered may be materially different from reserves estimates. In addition, there can be no assurance that further onsite drilling or other exploratory work will result in the affirmation of previous estimates. The estimated resources described in this document should not be interpreted as a statement of the commercial viability, potential or profitability of any future operations. Lower market prices, increased costs of production, reduced recovery rates, corrections due to subsequent application of published rules and guidance and other factors may render the Sesa Sterlite Group’s reserves or resources uneconomic to exploit and may result in a reduction of its reserve estimates from time to time. Reserves data is not indicative of future operating results. If the Sesa Sterlite Group’s actual mineral reserves and resources are less than current estimates or are rendered uneconomic or if the Sesa Sterlite Group fails to develop its resource base through the realisation of new mineral or oil and gas potential, this could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

Hydrocarbon prices are subject to fluctuations in response to a variety of factors beyond the control of the Sesa Sterlite Group.

Historically, hydrocarbon prices have been subject to large fluctuations in response to a variety of factors beyond the control of the Sesa Sterlite Group, such as product demand connected with global economic conditions, industry inventory levels and exchange rate fluctuations, among other things. No assurance can be given that hydrocarbon prices will increase, or that existing price levels will be maintained, in the future. Lower hydrocarbon prices may result in a reduction in revenues or net income and could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

Commodity prices and the copper TcRc may be volatile, which may have a material adverse effect on the Sesa Sterlite Group’s revenue, and operating results and financial condition.

Historically, the international commodity prices for copper, zinc, aluminium and iron ore and the prevailing market treatment charge and refining charge (“TcRc”) rates for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies, the related cyclicality in industries the Sesa Sterlite Group directly serves and a variety of other factors. For example, between 31 March 2010 and 31 March 2011, the average London Metal Exchange (“LME”) prices of copper, aluminium, zinc and lead increased by 33.1 per cent., 20.8 per cent., 12.9 per cent. and 12.8 per cent., respectively, while between 31 March 2011 and 31 March 2012, the average LME prices of copper, aluminium, and lead increased by 4.1 per cent., 2.5 per cent. and 1.1 per cent., respectively, the average LME prices of zinc decreased by 4.0 per cent, and the MySteel iron ore index prices (63 per cent. Fe FOB) increased by 4 per cent. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A significant decline in the prices that the Sesa Sterlite Group receives for its copper, zinc, aluminium or iron metals or in the market TcRc rate for copper would adversely affect the Sesa Sterlite Group’s revenue and operating results and a sustained drop would have a material adverse effect on its businesses, operating results, financial condition and/or prospects.

If the Sesa Sterlite Group is unable to secure additional reserves of copper, zinc, bauxite and iron ore that can be mined at competitive costs or cannot mine existing reserves at competitive costs, its profitability and operating margins could decline.

If the Sesa Sterlite Group’s existing copper, zinc and bauxite reserves cannot be mined at competitive costs or if the Sesa Sterlite Group cannot secure additional reserves that can be mined at competitive costs, the Sesa Sterlite Group may become more dependent upon third parties for copper concentrate, zinc concentrate and alumina. If the Sesa Sterlite Group’s existing iron ore reserves cannot be mined at competitive costs, the Sesa Sterlite Group’s iron ore business may become unprofitable. Because the Sesa Sterlite Group’s mineral reserves decline as it mines the ore, the Sesa Sterlite Group’s future segment results and segment margins depend upon its ability to access mineral reserves with geological characteristics that allow mining at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being mined at costs comparable to the existing or exhausted mines.

The Sesa Sterlite Group may not be able to accurately assess the geological characteristics of any reserves that it acquires, which may adversely affect its operating results and financial condition. Because the value of reserves depends on that part of its mineral deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in metal prices may result in a reduction in the value of mineral reserves that the Sesa Sterlite Group obtains as less of the mineral deposits contained therein would be economically exploitable at the lower prices. Exhaustion of reserves at particular mines may also have an adverse effect on the Sesa Sterlite Group’s operating results that is disproportionate to the percentage of overall production represented by such mines. Further, with the depletion of reserves, the Sesa Sterlite Group may face higher unit extraction costs per mine.

The Sesa Sterlite Group’s ability to obtain additional reserves in the future could be limited by restrictions under the Sesa Sterlite Group’s existing or the Sesa Sterlite Group’s future debt agreements, competition from its competitors, lack of suitable acquisition candidates, government, regulatory and licensing restrictions, difficulties in obtaining mining leases and surface rights or the inability to acquire such properties on commercially reasonable terms, or at all. In addition, the Sesa Sterlite Group and the Sesa Sterlite Group are and the Sesa Sterlite Group will be subject to various government limitations on their ability to mine. To increase production from the Sesa Sterlite Group’s existing copper, bauxite, lead-zinc and iron ore mines, the Sesa Sterlite Group must apply for governmental approvals which it may not be able to obtain in a timely manner, or at all.

The effect of any of these events could have a material adverse effect on the results of operations and financial condition of the Sesa Sterlite Group.

If the Cairn India Group fails to acquire or find and develop additional oil and gas reserves, or if it fails to redevelop existing oil and gas fields, its oil and gas reserves, production and profitability may decline materially from their current levels over time.

The future production of Cairn India and its subsidiaries (together, the “Cairn India Group”) will be highly dependent upon the Cairn India Group’s success in acquiring or finding and developing additional reserves in a timely and cost-effective manner, and doing so will be increasingly challenging because development and redevelopment of fields as they mature requires increased levels of expenditure. In addition, if Cairn India’s oil and gas resources are not progressed in a timely and efficient manner, it will be unable to sustain long-term replacement of reserves. Cairn India may fail to obtain sufficient data, or under-exploit its existing reserves and exploration acreages in a manner that impairs its ability to develop or redevelop fields, which could cause its reserves and production to decline. Appraisal and development activities may also be subject to delays in obtaining governmental approvals or consents, shut-ins of connected wells, insufficient storage or transportation capacity or exhaustion and depletion of reserves or other geological and mechanical conditions. If Cairn India is unsuccessful in acquiring or finding and developing reserves or redeveloping its existing fields, its reserves and production will decline, and its costs will increase, which could adversely affect the Sesa Sterlite Group’s business, financial condition and results of operations.

Defects in title or loss of any leasehold interests in the Sesa Sterlite Group’s properties could limit its ability to conduct operations on such properties or result in significant unanticipated costs.

The Sesa Sterlite Group’s ability to mine the land on which it has been granted mining lease rights and to make use of its other industrial and office premises is dependent on its acquisition of surface rights. Surface rights and title to land are required to be negotiated separately with landowners and there is no guarantee that these rights will be granted. Any delay outside of the ordinary course of business in obtaining or inability to obtain or any challenge to its title or leasehold rights to surface rights could negatively affect the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

In addition, there may be certain irregularities in title in relation to some of the Sesa Sterlite Group’s owned and leased properties. For example, some of the agreements for such arrangements may not have been duly executed and/or adequately stamped or registered in the land records of the local authorities or the lease deeds may have expired and not yet been renewed. Since registration of land title in India is not centralised and has not been fully computerised, the title to land may be defective as a result of a failure on the Sesa Sterlite Group’s part, or on the part of a prior transferee, to obtain the consent of all such persons or duly complete stamping and registration requirements. The uncertainty of title to land may impede the processes of acquisition, independent verification and transfer of title and any disputes in respect of land title that the Sesa Sterlite Group may become party to may take several years and considerable expense to resolve if they become the subject of court proceedings. Further, certain of these properties may not have been constructed or developed in accordance with local planning and building laws and other statutory requirements, or it may be alleged that such irregularities exist in the construction and development of the Sesa Sterlite Group’s built up properties. Any such dispute, proceedings or irregularities may have an impact on the operations of the Sesa Sterlite Group.

The Sesa Sterlite Group relies upon third party contractors and providers of equipment, who may not be readily available and whose costs may increase.

In common with many exploration, production and mining companies, the Sesa Sterlite Group and the operators of assets often contract or lease services and equipment from third party providers, in particular in connection with its mining and smelting operations. Such services and equipment can be scarce and may not be readily available at the times and places required.

In addition, the costs of third party services and equipment have increased significantly over recent years and may continue to rise. Scarcity of services and equipment and increased prices may, in particular, result from any significant increase in regional exploration and development activities, which in turn may be the consequence of increased or continued high hydrocarbon or mineral prices. The scarcity of such services and equipment, as well as their potentially high costs, could delay, restrict or lower the profitability and viability of projects which may have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group’s insurance coverage may prove inadequate to satisfy future claims against it.

The Sesa Sterlite Group may be subject to substantial liability claims due to the inherently hazardous nature of its business, against which it has not insured adequately, or at all, or cannot be insured. In addition, the Sesa Sterlite Group may be subject to substantial liability for acts and omissions of its respective contractors, sub-contractors, operators or joint venture partners, which may be beyond the Sesa Sterlite Group’s control. Any indemnities that it may receive from these parties may be limited or may be difficult to enforce if such contracts, sub-contractors, operators or joint venture partners lack adequate resources. In addition, the Sesa Sterlite Group can give no assurance that the proceeds of insurance applicable to covered risks, if any, will be adequate to cover expenses relating to losses or liabilities. Accordingly, the Sesa Sterlite Group may suffer material losses from uninsurable or uninsured risks or insufficient insurance coverage.

The Sesa Sterlite Group’s insurance policies contain certain customary exclusions and limitations on coverage which may result in its claims not being honoured to the full extent of the losses or damages it has suffered. In addition, the Sesa Sterlite Group’s operating entities in India can only seek insurance from domestic insurance companies or foreign insurance companies operating in joint ventures with Indian companies and these insurance policies may not continue to be available at economically acceptable premiums. The Sesa Sterlite Group’s insurance policies are also subject to increased premiums or deductibles, reduced coverage and additional or expanded exclusions over time. All of these factors could adversely affect the Sesa Sterlite Group’s businesses, operating results, financial condition and/or results of operations

The Sesa Sterlite Group is exposed to the political, legal, regulatory and social risks of the countries in which it operates.

The Sesa Sterlite Group is exposed to the political, economic, legal, regulatory and social risks of the countries in which it operates or intends to operate. These risks potentially include changes to taxation, royalties and cesses payable to Indian State Governments, new regulations and legislations (including, but not limited to, proposed legislation in relation to compensation payable to local stakeholders holding occupation of land which is mined), expropriation (including “creeping expropriation”) and nationalisation of property, instability in political, economic or financial systems, uncertainty arising from underdeveloped legal and regulatory systems, corruption, civil strife or labour unrest, acts of war, armed conflict, terrorism, outbreaks of infectious diseases, prohibitions, limitations or price controls on hydrocarbon sales and exports and limitations or the imposition of tariffs or duties on imports of certain goods.

Countries in which the Sesa Sterlite Group has operations or intends to have operations have transportation, telecommunications and financial services infrastructures that may present logistical challenges not associated with doing business in more developed locales. Furthermore, the Sesa Sterlite Group may have difficulty ascertaining its legal obligations and enforcing any rights it may have. Certain governments in other countries have in the past expropriated or nationalised property of hydrocarbon production companies operating in their jurisdictions. Sovereign or regional governments could require the Sesa Sterlite Group to grant them larger shares of hydrocarbons or revenues than previously agreed to or could impose higher rates of taxation.

Once the Sesa Sterlite Group or the operator of assets in which it has an interest has established operations in a particular country, it may be expensive and logistically burdensome to discontinue such operations should economic, political, physical or other conditions subsequently deteriorate. All of these factors could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

2.2	Operating risks

The Sesa Sterlite Group’s operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could materially and adversely affect its businesses, operating results, financial condition and/or prospects.

The success of each of the Sesa Sterlite Group’s businesses is subject to operating conditions and events beyond its control that could, among other things, increase its mining, transportation or costs of production, disrupt or halt operations at its mines and production facilities permanently or for varying lengths of time, or interrupt the transportation of the Sesa Sterlite Group’s products to its customers. These conditions and events include:

•	Disruptions in mining, drilling and production due to equipment failures, unexpected maintenance problems and other interruptions. All of the Sesa Sterlite Group’s operations are vulnerable to disruptions. Metal processing plants are especially vulnerable to interruptions, particularly where an event causes a stoppage which necessitates a shut down in operations. Stoppages in certain types of the Sesa Sterlite Group’s smelters, even if lasting only a few hours, can cause the contents of furnaces or cells to solidify, resulting in a plant closure for a significant period and necessitating expensive repairs, any of which could materially and adversely affect its operating results and/or financial condition. For example, the Tuticorin copper refining and smelting facility had a four-day delay in ramp-up following a scheduled maintenance shutdown between April and May 2008 due to stabilisation issues faced during the post-shutdown ramp-up and an unscheduled 34-day interruption in production between November and December 2008 due to damage in a cooling tower as a result of the collapse of its foundation. In addition, For example, the Tuticorin copper smelter plant shut down for nine days in February 2012 due to the unavailability of copper concentrate. This was caused primarily due to force majeure declarations by some of the copper mines with which Sterlite had contracted for the supply of copper concentrate. Sterlite incurred a loss of production of 8,000 tonnes and other costs. CMT’s Mt. Lyell processing plant was also disrupted and experienced a 68-day shutdown due to a mud slide at the mine resulting from high rainfall in end August 2009. In addition, during fiscal 2012 CMT’s Mt. Lyell processing was disrupted and experienced a 23-day part mine stoppage due to a rock fall event and the mining contractor’s inability to meet its contractual obligations. The losses from these interruptions include lost production, repair costs and other expenses.

•	Unpredictable profitability of drilling efforts. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

•	Availability of raw materials for energy requirements. Any shortage of or increase in the prices of the raw materials needed to satisfy the Sesa Sterlite Group’s energy requirements may interrupt its operations or increase its cost of production. The Sesa Sterlite Group is particularly dependent on coal which is used in many of its CPPs. The Sesa Sterlite Group’s aluminium business, which has high energy consumption due to the energy intensive nature of aluminium smelting, is significantly dependent on receiving allocations from Coal India Limited, the government owned coal monopoly in India (“Coal India”), and its subsidiaries.

•	Availability of water. The mining operations of the Sesa Sterlite Group’s zinc and aluminium businesses and its CPPs depend upon the supply of a significant amount of water. There is no assurance that the water required for these operations will continue to be available for the Sesa Sterlite Group in sufficient quantities or that the cost of water will not increase.

•	Disruptions to or increased costs of transport services. The Sesa Sterlite Group depends upon seaborne freight, inland water transport, rail, trucking, overland conveyor and other systems to transport bauxite, alumina, zinc concentrate, copper concentrate, iron ore, oil, natural gas, metallurgical coke, pig iron, coking coal and other supplies to its operations and to deliver its products to customers. Any disruption to or increase in the cost of these transport services, including as a result of fuel cost increases, interruptions that decrease the availability of these transport services or increases in demand for transport services from Sesa Sterlite Group’s competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of its operations, could have a material adverse effect on its operations and operating results

•	Crude oil, natural gas, hydrocarbons and petrochemicals processed and the resulting products are, by their nature, hazardous materials that are, in many cases, highly combustible. The nature of production operations exposes the Sesa Sterlite Group to the heightened risk from accidents involving explosions and fire. The oil and gas operations are also subject to common operational risk such as interruptions to power supplies, technical facilities, flooding, or other accidents. Such risks and hazards may result in damage or harm to, or destruction of, properties, production, facilities, people and the environment. In addition, if a spill or other contamination results from production, storage, export, shipment or sale of oil or other hydrocarbon products occurs, this could result in significant environmental liabilities.

•	Accidents at mines, smelters, refineries, cargo terminals and related facilities, including as a result of the occurrence of natural disasters. Any accidents or explosions, including as a result of the occurrence of natural disasters, causing personal injury, property damage or environmental damage at or to the Sesa Sterlite Group’s mines, smelters, refineries, cargo terminals and related facilities may result in significant losses, expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licences. Risks associated with the Sesa Sterlite Group’s open-pit mining operations include flooding of the open-pit, collapses of the open-pit wall and operation of large open-pit mining and rock transportation equipment. Risks associated with the Sesa Sterlite Group’s underground mining operations include underground fires and explosions (including those caused by flammable gas), cave ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence and underground drilling, blasting and removal and processing of ore. Injuries to and deaths of workers at its mines and facilities have occurred in the past and may occur in the future. The Sesa Sterlite Group is required by law to compensate employees for work-related injuries. Failure to make adequate provisions for its workers’ compensation liabilities could harm its future operating results.

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Strikes and industrial actions or disputes. The majority of the Sesa Sterlite Group’s workforce is unionised. Strikes and industrial actions or disputes have occurred in the past and may occur in the future, which may lead to business interruptions and halts in production for the Sesa Sterlite Group. In addition, the Sesa Sterlite Group may be subject to union demands and litigation for pay raises and increased benefits, and the Sesa Sterlite Group’s existing arrangements with the trade unions may not be renewed on terms favourable to it, or at all. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India. The Sesa Sterlite Group also experienced short strikes and work stoppages in 2005 and 2006. In addition, it may be subject to union demands and litigation for pay raises and increased benefits, and its existing arrangements with the trade unions may not be renewed on terms favourable to it, or at all. The wage settlement agreement with HZL was executed on 13 November 2009 for a period of five years with effect from 1 July 2007. The wage settlement agreement entered into by BALCO with the union expired on 1 April 2009 and was renewed on 25 November 2010 for a period of five years with effect from 1 April 2009. Other work stoppages or other labour-related developments, including the introduction of new labour regulations, may occur in the future.

The occurrence of any one or more of these conditions or events or of other conditions or events could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group’s copper business depends upon third party suppliers for a substantial portion of its copper concentrate requirements, and its segment results and segment margins depend upon the market prices for such raw materials.

The Sesa Sterlite Group sources a majority of its copper concentrate requirements from third parties. For example, in fiscal 2012, Sterlite sourced 92 per cent. of its copper requirements from third parties. As a result, segment results and segment margins of the Sesa Sterlite Group’s copper business depend upon its ability to obtain the required copper concentrate at prices that are low relative to the market prices of the copper products that it sells.

The Sesa Sterlite Group purchases copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that the Sesa Sterlite Group negotiates with its suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. The Sesa Sterlite Group attempts to make the LME price a pass through for its businesses as both its copper concentrate purchases and sales of finished copper products are based on LME prices. Nevertheless, it is also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect it. In addition, some of its long-term copper concentrate supply agreements provide for a TcRc that is a percentage of the prevailing LME price, and hence would fluctuate with the LME price, or provide its third party supplier with price participation terms linked to LME prices.

The market price for copper concentrate that the Sesa Sterlite Group purchases from third parties and the market price of the copper metal that it sells have experienced volatility in the past and any increases in the market price of the raw material relative to the market price of the metal that the Sesa Sterlite Group sells would adversely affect the profitability and operating margins of the Sesa Sterlite Group’s copper business, which could have a material adverse effect on its operating results, financial condition and/or prospects.

The Sesa Sterlite Group’s zinc and iron ore businesses are substantially dependent upon its Rampura Agucha lead-zinc mine and its Codli mines, respectively, and any interruption in the operations at those mines could have a material adverse effect on its businesses, operating results, financial condition and/or prospects.

The Rampura Agucha lead-zinc mine, located in Gulabpura, District Bhilwara in the State of Rajasthan produced 55.6 per cent. of the Sesa Sterlite Group’s total mined metal in zinc and lead concentrate in fiscal 2012 and its zinc and lead metal content constituted 70.6 per cent. of the Sesa Sterlite Group’s proved and probable zinc and lead reserves as at 31 March 2012 in India. The Sesa Sterlite Group’s operating results have been and are expected to continue to be substantially dependent on the reserves and low cost of production of the Rampura Agucha mine and any interruption in the operations at that mine for any reason could have a material adverse effect on its operating results, financial condition and/or prospects.

Furthermore, the Codli mines in Goa produced 47 per cent. of the Sesa Sterlite Group’s total crude iron ore production in fiscal 2012 and constituted 15 per cent. of its proved and probable iron ore reserves as at 31 March 2012. The operations at the Codli mine are conducted pursuant to four contiguous mining leases, three of which are owned by Sesa Goa, and all four of which are in the process of renewal. Sesa Goa filed applications for the renewal of these four mining leases in October 2006. The State Government did not dispose of the renewal applications prior to the expiry of the relevant leases. Accordingly, pursuant to Rule 24A of the Indian Mineral Concession Rules 1960 (the “Mineral Concession Rules”), these mining leases are deemed to be renewed until the State Government passes orders thereon under the deeming provisions of Rule 24A(6) of the Mineral Concession Rules. Sesa Goa’s operating results have been and are expected to continue to be substantially dependent on the reserves of the Codli mines, and any interruption in the operations at these mines for any reason could have a material adverse effect on the Sesa Sterlite Group’s operating results, financial condition and/or prospects.

The Sesa Sterlite Group’s iron ore business is largely dependent on export sales of iron ore to China. As a result, any downturn in the rate of economic growth in China or negative changes in international relations between India and China or negative changes in Chinese regulatory or trade policies relating to the import of iron ore could have a material adverse effect on its business, operating results, financial condition and/or prospects.

The Sesa Sterlite Group’s iron ore business is largely dependent on export sales of iron ore to China. For instance, in fiscal 2012, 67 per cent. of Sesa Goa’s iron ore sales, in terms of volume, were to customers in China. As a result, the performance and growth of the Sesa Sterlite Group’s iron ore business is necessarily dependent on the health of the Chinese economy, which may be materially and adversely affected by political instability, regional conflicts or economic slowdown elsewhere in the world, or otherwise. In addition, any worsening of international relations between India and China, any negative changes in Chinese regulatory or trade policies relating to the import of iron ore or other limitations, restrictions or negative changes in Sesa Goa’s ability to export iron ore to China could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

Sesa Goa operates certain mines through contracts with third parties, which may not be renewed on the same or otherwise favourable terms or at all.

Currently, Sesa Goa conducts mining operations at mines leased by the Government of India to third parties through long-term ore raising contracts. Under the contract, Sesa Goa, as contractor, is responsible for extracting the ore which it then purchases back from the relevant third party owners. During fiscal 2012, approximately 3 million tonnes of Sesa Goa’s crude iron ore production (or approximately 21 per cent. of its iron ore production) was derived from its operation of third party mines. As part of Sesa Goa’s contract arrangements, Sesa Goa generally pays such third party owners royalty on a per tonne of iron ore basis, which is linked to the market price of iron ore.

The contract in respect of the Sonshi mine is scheduled to expire on 31 March 2013.

There is no assurance that the third party mine owners will renew Sesa Goa’s contract on the same or otherwise favourable terms, or at all. There is also no assurance that, where such mine is owned by a third party under a lease, the third party will apply for a renewal of such lease in a timely fashion prior to its expiry, or be successful in obtaining such renewals. Any failure to renew material contracts or significant increases in royalty payments could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group is developing its commercial power generation business, a line of business in which it has limited experience, and there are uncertainties relating to the building and operation of the Sesa Sterlite Group’s commercial power generation business.

Although the Sesa Sterlite Group has some experience building and managing CPPs to provide a significant percentage of the power requirements of its copper, zinc and aluminium businesses, and in March 2007 commissioned its first wind power plant, the Sesa Sterlite Group has limited experience competing in the commercial power generation business. Currently, Sterlite Energy is investing INR 82,000 million (US$ 1,611.3 million) to build a 2,400 MW coal-based thermal power plant comprising four units of 600 MW each in Jharsuguda in the State of Orissa in India. The first three units are operational, and the fourth unit was synchronised in the last quarter of fiscal 2012 and is undergoing trial runs.

TSPL, a wholly-owned subsidiary of Sterlite Energy, has been awarded power plant project to construct a 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of INR 92,450 million (US$ 1,816.7 million). The first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units by the second quarter of fiscal 2014. TSPL has also signed a memorandum of understanding with the Government of Punjab in October 2010 to expand the capacity of this coal-based thermal power plant by 660 MW with a fourth unit. However, in light of the current coal and power tariffs, Sterlite Energy has decided to drop these expansion plans.

The building of coal-based power facilities is a long and capital-intensive process, with typically several years elapsing and significant capital investment required between the time that a decision to commence a project is made and the commencement of commercial operations. The completion targets for the Sesa Sterlite Group’s current projects and any other projects that it may undertake are estimates and are subject to numerous risks and uncertainties. In addition to the significant capital investment, management’s focus will also be directed towards this new business. As a result, there can be no assurance that the Sesa Sterlite Group will recover its investment in this new business, that it will realise a profit from this new business or that diverting management’s attention to this new business will not have a material adverse effect on its existing copper, zinc and aluminium businesses, any of which results may have a material adverse effect on the Sesa Sterlite Group’s results of operations, financial condition and prospects.

If any power facilities that the Sesa Sterlite Group builds and operates as part of its commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in its agreements, or otherwise do not operate as planned, it may incur increased costs and penalties and its revenue may be adversely affected.

Operating power plants involves many operational risks, including the breakdown or failure of generation equipment or other equipment or processes, labour disputes, fuel interruption and operating performance below expected levels. Specifically, some of the risks involved include:

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Dependence on third parties. The Sesa Sterlite Group depends on third parties for the construction, delivery and commissioning of the power facilities, the supply and testing of equipment and transmission and the distribution of electricity that the Sesa Sterlite Group generates, which is be beyond the control of the Sesa Sterlite Group. For instance, external contractors hired may not be able to complete construction and installation on time, within budget, or to the specifications set forth in the contracts with them, or such contractors may otherwise cause delays in meeting project milestones or achieving commercial operation by the scheduled completion date, which could in turn cause forecast budgets to be exceeded or result in delayed payment by customers, invoke liquidated damages or penalty clauses or performance guarantees or result in termination of contracts;

•	Coal block allocations. The Sesa Sterlite Group may not receive the coal block allocations that it expects or may not be allowed to use such allocations for its commercial power generation business. Any coal block allocations that the Sesa Sterlite Group receives may not be sufficient for its planned operations and the Sesa Sterlite Group may not be successful in procuring a sufficient supply of coal at economically attractive prices, or at all. Additionally, the Sesa Sterlite Group is subject to certain restrictive covenants contained in the coal block allocation agreements, including specified end use and submission of mining plans within a certain specified period; and

•	Price volatility and changes in tariff policy. As the Sesa Sterlite Group will sell the power that it generates on the open market (rather than to captive schemes), it will be exposed to spot prices, which are subject to factors beyond the Sesa Sterlite Group’s control. The Sesa Sterlite Group currently has three long-term contracts in place.

Further, the power purchase agreements and other agreements that the Sesa Sterlite Group has entered into, or may enter into, may require it to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If the Sesa Sterlite Group’s facilities do not meet the required performance standards, the power purchasers with whom the Sesa Sterlite Group has power purchase agreements may not reimburse the Sesa Sterlite Group for any increased costs arising as a result of its plants’ failure to operate within the agreed norms, which may in turn affect its results of operations and financial condition. In addition to the performance requirements specified in the power purchase and other agreements, national and state regulatory bodies and other statutory and government mandated authorities may from time to time impose minimum performance standards on the Sesa Sterlite Group. Failure to meet these requirements could expose it to the risk of penalties, including, in certain instances, plant shut downs.

In addition, as a result of increased industrial development in India in recent years, the demand for contractors with specialist design, engineering and project management skills and services has increased, resulting in a shortage of and increasing costs of services of such contractors. There can be no assurance that such skilled and experienced contractors will continue to be available at reasonable rates and the Sesa Sterlite Group may be exposed to risks relating to the cost and quality of their services, equipment and supplies.

Any of the above events or results could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects. Accordingly, there can be no assurance that the Sesa Sterlite Group will be successful, realise a profit from or recover its investment in this new business.

Plateau production rates from the Rajasthan fields may be less than forecast.

The estimates of production rates and field life contained in the field development plans (“FDPs”) for the Mangala, Bhagyam, Aishwariya, Raageshwari and Saraswati fields which were submitted to, and approved by, the management committee of the production sharing contract (“PSC”) between the Government of India and a consortium consisting of the Oil and Natural Gas Corporation Limited (“ONGC”), an Indian state-owned company, Cairn Energy Hydrocarbons Limited (“CEHL”) and Cairn Energy India Pty Limited (“CEIL”), both of which are subsidiaries of Cairn India, in relation to three contiguous development areas (the “Development Area”) totalling 3,111 square kilometres in Block RJ-ON-90/1 (the “Rajasthan Block”), (the “Rajasthan Block PSC”), are based on the Sesa Sterlite Group’s estimates of future field performance. Where any estimates of future production rates are in excess of the existing approved field plateau production rates, the consent of the joint venture partner, the appropriate regulatory authorities and the Government of India will be required before any of the fields can produce at these enhanced estimates of future production rates. In the event that consent of the joint venture partner is delayed or not obtained, production would be limited to the rate set out in the FDP, which would have a detrimental impact on the Sesa Sterlite Group’s operating results. Future field performance is subject to a number of risks that are beyond the control of the Sesa Sterlite Group. If production rates are less than estimated, the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects could be materially and adversely affected.

Demand for the oil produced from the Rajasthan Block may not exceed supply, and unforeseen disruptions at a major buyer’s facilities could adversely impact the Sesa Sterlite Group’s businesses.

The Sesa Sterlite Group has in place infrastructure and oil sales agreements with several public sector utilities and private sector refineries for expected levels of crude production from the Rajasthan Field for fiscal 2013. Stoppage of off-take or supply could result if the buyers fail to take delivery of volumes anticipated by these sales agreements. As production increases there is a risk that buyers will not be able to take all of the available production capacity. Any unforeseen disruption at buyers’ facilities would affect sales volume and therefore revenue generation of the Sesa Sterlite Group. Any of these could have a material adverse impact on oil sales and cash flow of the Sesa Sterlite Group.

The waxy nature of the crude oil at the Northern Fields presents flow assurance concerns.

The waxy nature of the crude oil at the Mangala, Aishwariya, Bhagyam and Shakti fields in the Rajasthan Block (the “Northern Fields”) requires the Sesa Sterlite Group to use hot water injection as the recovery technique at these fields. Injection of hot water requires that the temperature of the water be maintained at a certain level to ensure that the temperature of the crude oil is not reduced by the water used in the injection process to the point where solidification may occur. If the temperature of the injection water is not maintained at the required level, the required injection rate may not be able to be maintained and the overall field production rate and ultimate recovery may be adversely impacted. Any reduction in its crude oil production and/or estimates of ultimate recovery could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The waxy nature of the crude oil requires that the temperature of the crude oil transported through the main 24 inch insulated oil pipeline and connecting spur lines be kept at a temperature greater than the wax appearance temperature of the crude oil. Maintaining the temperature of the crude oil above this wax appearance temperature has required the installation of a specialised heating system and heating stations at various points along the pipeline. If the specialised heating system does not perform as expected and/or there are problems associated with the performance of the heating stations and/or there are problems supplying fuel to the power generation systems at these heating stations, the crude oil may not be maintained at the required temperature, which would have an adverse impact on the rates at which oil can be transported through the pipeline network. This would have a detrimental impact on the Sesa Sterlite Group’s operating results and revenues.

The development and production plans for the Northern Fields are dependent upon the Sesa Sterlite Group obtaining a reliable fuel supply for power generation and heating of the Northern Fields facilities.

The reliability of fuel supply for power generation and heating for the Northern Fields processing facilities is essential to ensure the quality of the Sesa Sterlite Group’s crude oil production (see the preceding risk factor entitled “The waxy nature of the crude oil at the Northern Fields presents flow assurance concerns.”). Currently, the power generation and heating requirements are being supplied by a power plant that has been installed and commissioned at the Mangala Processing Terminal (“MPT”). The power plant has been designed to use associated natural gas from the Mangala field supplemented as required by natural gas from the Raageshwari Deep gas field which is located in the Rajasthan Block approximately 80 kilometres from the site designated for the power plant.

While the current gas supply is adequate to ensure a sufficient fuel supply for the operation of the power generating plant, there is no guarantee that the current estimates of the future fuel requirements can be supplied from the gas associated with existing and future oil production supplemented by gas supply from the Raageshwari Deep gas field. An alternative energy source would need to be obtained, which could increase the Sesa Sterlite Group’s operating costs and have a detrimental impact on its revenues.

The development and production plans for the Northern Fields are dependent upon the Sesa Sterlite Group’s ability to provide its own supply of water to its production and servicing facilities.

The Sesa Sterlite Group is using hot water injection to maintain reservoir pressure and to optimise crude oil recovery at the Mangala field. The approved FDPs of the Bhagyam and Aishwariya fields also assume that water injection will be used to maintain reservoir pressure and optimise future oil recovery from these fields. The source water for these fields is being, and will continue to be, provided from water production wells drilled in the Thumbli saline aquifer in the Barmer Basin and connected to the MPT. Extraction of saline water also requires the approval of the relevant authority.

There can be no assurance that the Sesa Sterlite Group’s modelling of the impact of its expected water extraction from the Thumbli groundwater flow is accurate. A failure to extract the required amount of water during the production life of the existing and currently planned developments, or an inaccurate prediction of the impact on the groundwater flow of its activities, or removal of the authorities’ approval to extract saline water, may require the Sesa Sterlite Group to access alternative water sources resulting in increased capital expenditure.

In addition, there can be no assurance that the local community will not seek to hold the Sesa Sterlite Group responsible for any invasion of the fresh water supply by saline groundwater from the aquifer. Although the appropriate authority has given its consent for the extraction of saline groundwater from Thumbli, it is possible that the Sesa Sterlite Group will be perceived by the local Barmer community to be directly or indirectly responsible for any shortage of fresh water or a deterioration in water quality. In such an event, local authorities, who have permitted the Sesa Sterlite Group to use the saline groundwater, may require the Sesa Sterlite Group to access alternative water sources, which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group may not be able to use enhanced oil recovery techniques successfully.

The FDPs for the Northern Fields assume, or are expected to assume, the use of enhanced oil recovery (“EOR”) techniques to extract an additional incremental percentage of the estimated oil in place in the reservoirs. EOR screening studies of the Northern Fields have concluded that polymer flooding or alkaline surfactant polymer flooding, two common EOR techniques, are the preferred EOR options. A pilot scheme is underway at the Mangala field.

If the Mangala EOR pilot scheme is successful, the Cairn India Group intends to seek the required approvals from the Government of India, relevant regulators and joint venture partner ONGC to proceed with a revision of the Mangala FDP to expand the EOR scheme across the Mangala field. However, this strategy presents a number of logistical and other challenges. The Sesa Sterlite Group will be required to source large quantities of the types of polymer that would be required for the EOR techniques and ensure their efficient transportation to the fields. To date, members of the Sesa Sterlite Group have neither entered into any agreements regarding such supplies for full field implementation of EOR nor determined a method of transportation of such material to the fields. There can be no assurance that the Sesa Sterlite Group will successfully conclude an agreement to purchase such material or successfully and efficiently transport the quantities that it will require. Further, if the Sesa Sterlite Group fails to maintain the polymer at the correct temperature in the reservoir, then it may degrade and not function correctly, thereby reducing the incremental amount of crude oil that the Sesa Sterlite Group expects to recover. There is also a risk that polymer fouling of the surface facilities might occur, leading to a deterioration of the operating efficiency of the processing plant.

In addition, the use of such a recovery technique may significantly increase the operational expenditure necessary to extract crude oil. The economic viability of such recovery techniques will be determined by the incremental cost of such techniques compared to the then prevailing price of crude oil in the international markets. There can be no assurance that, at the time the Sesa Sterlite Group intends to effect these enhanced recovery techniques, the price of crude oil will allow such techniques to be an economically viable proposition. All of these factors could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

Associated gas production may be greater than forecast.

The associated gas production from the Northern Fields may be greater than forecast and any such associated gas remaining after satisfying the MPT fuel gas requirements may exceed any environmental limits for the disposal of such associated gas. This could require crude oil production to be reduced to allow such limits to be met, or require the construction of facilities to inject any such excess gas into a suitable reservoir, which would require the construction of additional facilities with the associated additional costs, any of which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

MPT facilities may become unable to separate associated gas and water from the crude oil.

The MPT facilities, which are designed to separate gas and water from the produced oil, may not function as designed over the producing life of the fields whose production is processed at the MPT facilities. This may result in the crude oil not meeting pipeline export specifications, which may mean that any such crude oil either cannot be sold or will be sold at a significant discount to the agreed crude oil sales price, which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The ongoing commissioning of additional production facilities at the MPT and further investments to augment processing capacity and infrastructure may be more capital intensive than initially forecast and, once complete, may not function as designed.

The Rajasthan Field is currently producing at 175,000 bopd. Further investments are planned to augment processing capacity and pipeline infrastructure to deliver the currently envisaged basin potential of 235,000 bopd.

These additional production facilities and augmentations to processing capacity and infrastructure may be more capital intensive than initially forecast and, once completed, may not function as designed. This could have an adverse effect on the ability to separate associated gas and water from the produced oil, which in turn could mean that such oil is of a quality such that it cannot be sold or such oil is sold at a significant discount to the agreed sales price for the produced crude oil.

The occurrence of any of the events described above could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

Additional wells may be required to develop the Bhagyam field.

The results of the Bhagyam development drilling programme may indicate that additional development wells (whether producers or water injectors) may be required in order that the Bhagyam field can produce at the approved Bhagyam field plateau production rate. If additional wells are required, this will mean an increase in the field development costs, which may require the approval of the joint venture partner, the relevant regulatory authorities and the Government of India. This could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The pipeline connecting the Bhagyam field to the MPT facilities may not work as designed.

The main export pipeline connecting the Bhagyam field to the MPT facilities is based on the same design as has been used for the main 24 inch oil export pipeline from the MPT to Salaya on the Gujarat coast. This design relies on being able to heat the export pipeline with an externally applied electric current. If this design does not work as expected, there is a risk that the temperature of the crude oil drops below the wax appearance temperature and that the crude oil becomes extremely viscous and difficult to pump, which can ultimately lead to plugging of the pipeline with waxy deposits. Such an occurrence would adversely affect the ability of the Bhagyam field to produce at the currently approved Bhagyam field plateau production rate of 40,000 bopd, which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The costs of the Bhagyam field development may be greater than forecast.

The Bhagyam FDP has been approved by ONGC, the relevant regulatory authorities and the Government of India. The estimated costs were included within the Bhagyam FDP and, although these costs allowed for some increase in costs between the time at which the Bhagyam FDP was approved and the actual awards of the contracts, there is a risk that the estimates of these costs were too low and the costs of developing the Bhagyam field are greater than the approved Bhagyam field development costs. If this occurs, there is a risk that either the development of the Bhagyam field is delayed while approval is sought from the joint venture partner, the relevant regulatory authorities and the Government of India for any increase in costs or that the Bhagyam FDP will have to be modified to allow the development of the Bhagyam field within the approved budgetary costs. Either of these occurrences could result in a delay in the onset of production from the Bhagyam field as well as increasing the risk that some of the Bhagyam field development costs are not allowed for cost recovery purposes, which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The construction of the Salaya to Bhogat section of the main pipeline may take longer than planned, may not work as intended and the costs of construction may be greater than forecast.

While work has commenced on the construction and installation of the Salaya to Bhogat section of the main pipeline using the same pipeline contractor that was used for the installation of the MPT to Salaya section of the main oil pipeline, there is a risk that the construction, installation and commissioning of the Salaya to Bhogat section, which is approximately 80 kilometres long, could take longer than planned. Factors that could adversely affect the construction schedule include: (i) inclement weather conditions in Gujarat; (ii) difficulties in obtaining all the required access to pipeline rights of use; (iii) difficulties with local landowners obstructing access to the pipeline routes; (iv) shortages and/or delays in obtaining all the required material; (v) shortages of skilled labour; and (vi) non-compliance with the Sesa Sterlite Group’s health, safety, environmental and quality policies.

The design of the Salaya to Bhogat section of the main oil pipeline is the same as for the MPT to Salaya section. This design relies on the ability to heat the main oil pipeline using an externally applied electric current to ensure that the temperature of the crude oil passing through the pipeline is maintained above the wax appearance temperature. Failure to maintain the crude oil temperature above the wax appearance temperature will result in wax being deposited with the associated increase in the viscosity of the crude oil, which in turn will result in the loss of pressure required to keep the crude oil moving. If uncorrected, the oil will solidify and the pipeline will have to be shut down while the problems are corrected.

The construction of the additional Salaya to Bhogat section of the main pipeline has been approved by ONGC, the relevant regulatory authorities and the Government of India. The estimated costs of the Salaya to Bhogat section were included as part of the overall cost estimates for construction of the main pipeline and although these costs allowed for some increase in costs between the time at which the construction of the main pipeline was approved and the actual awards of the contracts for the Salaya to Bhogat section, there is a risk that the estimates of these costs were too low and the costs of developing the Salaya to Bhogat section exceeds the currently approved costs. If this occurs, there is a risk that the joint venture partner, the relevant regulatory authorities and the Government of India do not approve the increase in costs. This could increase the risk that some of the costs for constructing, installing and commissioning this section of the main pipeline are not allowed for cost recovery purposes.

The occurrence of any of the above events could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The construction of the Bhogat marine terminal and loading facilities may take longer than planned, may not work as planned and the costs of construction may be greater than forecast.

While work has commenced on the construction and installation of the marine terminal and loading facilities using the same oil terminal contractor that was used for the construction of the Radhanpur oil terminal, there is a risk that the construction, installation and commissioning of the marine terminal and loading facilities could take longer than planned. Factors that could adversely affect the construction, installation and commissioning schedule include: (i) inclement weather conditions in Bhogat; (ii) difficulties with local landowners; (iii) shortages and/or delays in obtaining all the required materials; (iv) unforeseen ‘sea-bottom’ conditions which may adversely affect dredging operations; (v) shortage of skilled labour; and (vi) non-compliance with the Sesa Sterlite Group’s health, safety, environmental and quality policies. If the completion of the Bhogat terminal and/or marine loading facilities are delayed, this will adversely impact the ability to despatch crude oil to customers who require the marine transportation of the crude oil to their receiving terminals.

The construction of the Bhogat marine terminal and loading facilities has been approved by ONGC, the relevant regulatory authorities and the Government of India. The estimated costs of the Bhogat marine terminal and loading facilities were included and although these costs allowed for some increase in costs between the time at which the construction of the main pipeline was approved and the actual awards of the contracts, the information relating to the costs of constructing the marine terminal and the allied marine loading facilities was at a very early stage, so there is a risk that the estimates of these costs were too low and the costs of developing these facilities exceeds the currently approved costs. If this occurs, there is a risk that the joint venture partner, the relevant regulatory authorities and the Government of India do not approve any increase in these costs. This could increase the risk that some of the costs for developing, installing and commissioning the Bhogat marine terminal and loading facilities are not allowed for cost recovery purposes.

The design of the Bhogat marine loading facilities requires that the crude oil stored in the Bhogat marine storage facilities be sent offshore to a marine loading facility. The distance to the marine loading facility is approximately 14 kilometres and there is a risk that the temperature of the crude oil could drop below the wax appearance temperature which, if uncorrected, could lead to plugging of the line and the consequent impact on the export of the crude oil.

The occurrence of any of the above events could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The impact of adverse weather on the Bhogat Marine Loading Facilities may be greater than anticipated.

The storage capacity of the Bhogat storage facilities has been based on analysis of historical environmental data (wind and sea states) relevant to the location of the Bhogat marine loading facilities. If the predictions of future wind and sea-states have underestimated the periods for which the marine oil tankers will be unable to load their cargoes, then this could mean that the overall Bhogat marine storage facilities are insufficient to store the required quantities of crude oil for a prolonged period of down-time associated with adverse environmental conditions. This could have an adverse impact on the plateau production rates of the Rajasthan fields, which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

2.3	Litigation

The Sesa Sterlite Group is involved in a number of litigation matters, both civil and criminal in nature, which could together have a material adverse effect on the businesses, operating results, financial condition and/or prospects of the Sesa Sterlite Group.

The Sesa Sterlite Group is involved in a variety of legal and regulatory proceedings, including criminal matters, property disputes, alleged violations of environmental and tax laws, alleged violation of the provisions of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended (the “Takeover Code”), and alleged price manipulation of Sterlite’s equity shares on the Indian stock exchanges. See “Part 8. 4 — Litigation”. The total claims on account of the disputes with sales tax, excise and related tax authorities amounted to US$ 505 million, of which US$ 4.9 million were recorded as current liabilities, as at 31 March 2012. The claims by third party claimants amounted to US$ 274.3 million as at 31 March 2012, of which US$ 12.5 million were recorded as current liabilities. A final judgment against the Sesa Sterlite Group or the directors of any Sesa Sterlite Group company in one or more of these disputes may result in damages being awarded or injunctions against the Sesa Sterlite Group, or criminal proceedings being instituted against the Sesa Sterlite Group or the directors of any Sesa Sterlite Group company, which may require the Sesa Sterlite Group to cease or limit certain of its operations and which may have a material adverse effect on the Sesa Sterlite Group’s businesses, results of operations, financial condition and/or prospects.

The Government of India may allege a breach of a covenant and seek to exercise a put or call right with respect to shares of HZL, which may result in substantial litigation and serious financial harm to the Sesa Sterlite Group’s business, results of operations, financial condition and prospects.

The Government of India may assert a claim that Sterlite Opportunities and Ventures Limited (“SOVL”) (which was merged into Sterlite on 29 March 2012) breached the covenant related to the Kapasan Project under the shareholders’ agreement between the Government of India and SOVL. If this potential claim were to be raised and result in litigation, and if it were to be determined that SOVL had breached such covenant triggering an event of default, the Government of India, under the terms of the shareholders’ agreement, may become entitled to the right either to sell any or all of the shares of HZL held by the Government of India to Sterlite at a price equivalent to 150.0 per cent. of the market value of such shares or to purchase any or all of the shares of HZL held by Sterlite at a price equivalent to 50.0 per cent. of the market value of such shares. If this right were to be established, it would be exercisable at any time within 90 days from the day it became aware of such event of default.

Based solely on the closing market price of HZL’s shares on the National Stock Exchange of India Limited, or the NSE, on 30 March 2012 (the last trading day in March 2012) of INR 132.35 (US$ 2.60) per share, if the Government of India were determined to have, and were to exercise, a right to sell all of its 1,247,950,590 shares of HZL at a price equivalent to 150.0 per cent. of their market value, Sterlite would be required to pay INR 247,749 million (US$ 4,868.2 million) for those shares. If the Government of India were determined to have, and were to exercise, a right to purchase all of the 2,743,154,310 shares of HZL held by SOVL at a price equivalent to 50.0 per cent. of their market value, Sterlite would receive INR 181,528 million (US$ 3,567.1 million) for those shares.

If the Government of India were to assert that an event of default occurred and seek to exercise a put or call right with respect to shares of HZL, Sterlite may face expensive and time-consuming litigation over the matter, uncertainty as to the future of its zinc business, an inability to exercise its call option to acquire the Government of India’s remaining 29.5 per cent. ownership interest in HZL and the possibility of serious financial harm. If Sterlite were unsuccessful in litigation, any of these outcomes could have a material adverse effect on the Sesa Sterlite Group’s business, results of operations, financial condition and prospects.

The Government of India has disputed Sterlite Opportunities and Ventures Limited’s exercise of a call option to purchase its remaining 29.5 per cent. ownership interest in HZL.

Under the terms of the shareholders’ agreement between the Government of India and Sterlite’s former subsidiary SOVL (which was merged into Sterlite on 29 March 2012), SOVL was granted two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. SOVL exercised the first call option on 29

August 2003. By a letter dated 21 July 2009, SOVL exercised the second call option. According to the shareholders agreement, the exercise price for the second call option shall be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, guidelines of the Securities and Exchange Board (“SEBI”) and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the closing market price of HZL’s shares on the NSE on 30 March 2012 (the last trading day in March 2012) of INR 132.35 per share (US$ 2.60 per share), and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 1,247,950,590 shares in HZL would be INR 165,166 million (approximately US$ 3,245.6 million).

The Government of India has stated that the clauses of the shareholders’ agreement relating to Sterlite’s option violated the provisions of Section 111A of the Indian Companies Act, 1956 (the “Companies Act”) by restricting the right of the Government of India to transfer its shares and that as a result the shareholders’ agreement was null and void. As such, the Government of India has refused to act upon the second call option. Consequently, SOVL commenced arbitral proceedings under the terms of the shareholders’ agreement and has appointed its arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator, but the Government of India has not made such a nomination. As a result, SOVL filed an arbitration application pursuant to section 11(6) of the Indian Arbitration and Conciliation Act 1996 (the “Arbitration Act”) in the Delhi High Court petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on 18 May 2010, and the Government of India informed that they had appointed an arbitrator. By an order dated 18 May 2010 the court directed the parties to appoint mediators for mediation of the dispute. The mediation was unsuccessful. Consequently an arbitral tribunal was constituted. The tribunal directed SOVL to submit its claim statement and its response and has scheduled the next date for hearing on 11 August 2012.

There can be no assurance Sterlite will be successful in its arbitral proceedings with the Government of India. Any adverse ruling in the arbitration proceedings, if commenced, may preclude or delay Sterlite from exercising its option to increase its ownership interest in HZL, and such an outcome would be likely to have a material adverse effect upon the Sesa Sterlite Group’s operational flexibility, results of operations and prospects. In addition, Sterlite may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on the Sesa Sterlite Group’s results of operations and financial condition. If the acquisition of the HZL shares does take place, in order to satisfy the minimum public shareholding requirement of 25 per cent. imposed by SEBI to keep HZL’s shares listed, the Sesa Sterlite Group would be obliged to divest a portion of its shareholding in HZL (approximately 19.4 per cent. assuming that the Group acquires the entirety of the Government of India’s 29.5 per cent. interest in HZL) within a period of one year.

The Government of India has disputed Sterlite’s exercise of the call option to purchase its remaining 49 per cent. ownership interest in BALCO.

Under a shareholders’ agreement between Sterlite and the Government of India in respect of Sterlite’s 49 per cent. interest in BALCO, Sterlite holds a call option to acquire the remaining shares in BALCO held by the Government of India. The Government of India has rejected Sterlite’s claim under its call option. An arbitration tribunal has been constituted and on 25 January 2011 rejected Sterlite’s claim on the grounds that the clauses in the shareholders’ agreement relating to the call option, the right of first refusal, the tag-along rights and the restriction on the transfer of shares violate the provisions of the Companies Act. Consequently, on 23 April 2011, Sterlite filed an application in the High Court of Delhi to set aside this award to the extent that it holds these clauses ineffective and inoperative. The High Court of Delhi has issued notice to the Government which has filed its response and the matter is posted for final hearing on 6 August 2012. The Government of India has also filed an application in the High Court of Delhi to set aside those parts of the award which inter alia upheld the first valuation report and also Sterlite’s right to pay for 75 per cent. of such valuation in the event of default by the Government of India. The High Court of Delhi has not issued notice on the application of the Government of India and the application is listed along with the application filed by Sterlite.

There can be no assurance that the outcome of Sterlite’s challenge of the award will be favourable to Sterlite. In such an event, Sterlite may be unable to purchase the Government of India’s remaining 49 per cent. interest in BALCO or may be required to pay a higher purchase price, should it decide to consummate such purchase, which could have a material adverse effect on the Sesa Sterlite Group’s operational flexibility, business, operating results, financial condition and/or prospects.

SEBI has brought proceedings against Sterlite alleging that Sterlite has violated Indian regulations prohibiting fraudulent and unfair trading practices.

In April 2001, SEBI ordered prosecution proceedings to be brought against Sterlite relating to alleged violations by Sterlite of Indian regulations prohibiting fraudulent and unfair trading practices. SEBI also passed an order prohibiting Sterlite from accessing the capital markets for a period of two years. This order of SEBI was overruled by the Securities Appellate Tribunal of India (“SAT”) on 22 October 2001 on the basis of lack of sufficient material evidence to establish that Sterlite had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting Sterlite from accessing the capital markets. On 9 November 2001, SEBI appealed to the High Court of Bombay. A hearing date has not been fixed.

In addition to the civil proceedings, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate, Mumbai, against Sterlite, Sterlite’s present non-executive chairman (Mr. Anil Agarwal), Mr. Tarun Jain, one of Sterlite’s directors until 31 March 2009, and the chief financial officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, Sterlite filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that SAT had overruled SEBI’s order on price manipulation. An order was passed by the High Court of Bombay in Sterlite’s favour, granting an interim stay of the criminal proceedings. The proceedings before the Court of the Metropolitan Magistrate, Mumbai, are currently pending and are scheduled for hearing on 17 July 2012. The petition filed by Sterlite before the High Court of Bombay is also pending with the next date of hearing yet to be fixed. If Sterlite and the individuals named in the criminal proceedings do not prevail before the High Court of Bombay and the Court of Metropolitan Magistrate, the Sesa Sterlite Group’s business and operations may be materially and adversely affected.

The Ministry of Corporate Affairs of the Government of India has ordered an investigation by the Serious Fraud Investigation Office into Sesa Goa’s affairs in respect of alleged mismanagement, malpractices, financial and other irregularities, which primarily occurred in the period prior to its acquisition by the Vedanta Group.

On 23 October 2009, the Ministry of Corporate Affairs of the Government of India (the “Ministry of Corporate Affairs”) ordered an investigation by the Serious Fraud Investigation Office (“SFIO”) into Sesa Goa’s affairs and that of Sesa Goa’s former subsidiary, Sesa Industries Limited (“Sesa Industries”), in respect of alleged mismanagement, malpractices, financial and other irregularities, including the alleged siphoning and diversion of funds, which allegedly occurred primarily in the period prior to the Vedanta Group’s acquisition of Sesa Goa.

On 26 May 2011, Sesa Goa received a copy of the report by the SFIO on its investigations into Sesa Goa’s affairs. Certain allegations are made in the SFIO’s report relating to under-invoicing in the exporting of iron ore, over-invoicing in the importing of coal, commission to Mitsui & Co Ltd (“Mitsui”) and other violations under the Companies Act during the period from 2001 to 2007. The report recommended that action be taken against the directors of Sesa Goa during the aforementioned period. In response to the report received from the SFIO, Sesa Goa filed its representation on 21 June 2011 and an additional representation on 1 July 2011 to the secretary of the Ministry of Corporate Affairs with a copy to the SFIO explaining in detail Sesa Goa’s position on the allegations made in the SFIO’s report and denying the allegations made therein. In the event punitive proceedings are initiated by the SFIO or any other regulatory authority or court or tribunal against Sesa Goa or any of its past or present directors or executive officers, or an adverse order or judgment is passed against Sesa Goa or such directors or executive officers, Sesa Goa may be subject to reputational and penal consequences or other sanctions, including significant fines and criminal prosecutions, which may, depending on the severity of the consequences, have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group is involved in certain litigation seeking the cancellation of permits and environmental approval for alleged violation of certain air, water and hazardous waste management regulations at its Tuticorin plant.

Various writ petitions were filed before the High Court of Madras between 1996 and 1998 by various non-governmental organisations, including the National Trust for Clean Environment, political parties, and certain private citizens alleging, among other things, that Sterlite’s copper smelting operations at Tuticorin were causing air, water and hazardous waste pollution resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin.

On 28 September 2010, the High Court of Madras ordered the closure of Sterlite’s copper smelting plant at Tuticorin and following Sterlite’s application to the Supreme Court of India (the “Supreme Court”) against the order of the High Court of Madras, the Supreme Court stayed the order passed by the High Court of Madras until further notice. The Supreme Court has in the interim directed the Tamil Nadu Pollution Control Board (“TNPCB”) to implement certain measures to remedy deficiencies and make improvements as recommended by National Environmental Engineering Research Institute of India (“NEERI”), the Central Pollution Control Board (the “CPCB”) and the TNPCB. The copper smelter unit is in the process of complying with such measures and the matter is scheduled for hearing in the last week of August 2012.

The stay order granted by the Supreme Court is in effect and the copper smelter plant at Tuticorin continues to operate at rated capacity. In the event that Sterlite is not successful in complying with all the measures, its copper smelting plant at Tuticorin may be ordered to shut down and consequently, the Sesa Sterlite Group’s business and operations may be materially and adversely affected.

Petitions have been filed in the Supreme Court and the High Court of Orissa to seek the cessation of construction of VAL’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.

In 2004, a writ petition was filed against, among others, Sterlite and VAL alleging that the proposed grant of a mining lease by Orissa Mining Corporation Ltd (“OMC”) to VAL and Sterlite to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Indian Forest (Conservation) Act 1980, as amended (the “Forest Act”).

The Ministry of Environment and Forest of the Government of India (“MoEF”) issued two notices dated 31 August 2010 to VAL to show cause that (i) the environmental clearance of its existing one mtpa alumina refinery should not be revoked and directions should not be issued for closure of its existing refinery and (ii) the terms of reference issued on 12 March 2008 for the expansion of its alumina refinery from one mtpa to six mtpa should not be withdrawn.

VAL has submitted its response to the show-cause notices. On 20 October 2010, in respect of the first show-cause notice, the MoEF permitted VAL to carry on its business operations subject to compliance with certain conditions. On 20 October 2010, in respect of the second show-cause notice, the MoEF withdrew the terms of reference issued on 12 March 2009 and directed VAL to cease further construction of the expansion of its alumina refinery from one mtpa to six mtpa. VAL filed a writ petition in the High Court of Orissa challenging the order dated 20 October 2010 and requesting the reconsideration of the expansion plans under the relevant circular of the MoEF. The High Court of Orissa heard the matter and dismissed VAL’s writ petition and upheld the actions of the MoEF. However, in accordance with the MoEF’s submissions to the High Court of Orissa, which permitted a new application to be considered, VAL made a new application to the MoEF. However, the MoEF did not consider VAL’s new application, and VAL filed a review petition before the High Court of Orissa on 26 September 2011. The High Court of Orissa has by order dated 19 January 2012 dismissed the review petition. In a letter dated 2 February 2012, the MoEF issued new terms of reference to VAL for the preparation of the Environment Impact Assessment (“EIA”) report for submission to Orissa Pollution Control Board (“OPCB”) for public hearing. The response of the OPCB to the EIA report is to be incorporated into the final EIA report, which is to be submitted to the MoEF for environmental clearance. VAL commenced compliance with these procedures and the public hearing was scheduled to be held on 2 May 2012. However, in a letter dated 17 April 2012 to the Government of Orissa, the MoEF directed that further action with respect to consideration of the proposal for environmental clearance, including the public hearing for expansion of the alumina refinery and CPP, may be taken only after resolution of an issue relating to villager access to the 28.943 hectares of forest land in the area around the plant is resolved. MoEF further directed that the terms of reference in the letter dated 2 February 2012 therefore remain in abeyance. VAL is in discussion with the Government of Orissa for addressing the issue raised by MoEF. In the event that VAL’s new application to the MoEF and the High Court of Orissa is not successful, VAL may be restricted in its ability to expand or be forced to close its alumina refinery and, consequently, the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects may be materially and adversely affected.

ONGC has disputed several cash calls raised by the Cairn India Group relating to operations conducted during exploration, development and production.

There are various ongoing disagreements between Cairn India and ONGC, Cairn India’s joint venture partner in the Rajasthan Block, relating to the allocation of costs incurred by exploration, development and laying of pipelines in that block. Specifically, ONGC has withheld payment towards exploration cash calls on the grounds that it is not liable for contribution of costs towards exploration. There can be no guarantee ONGC will fulfil its payment commitments or that Cairn India will be successful in pursuing these disputed payments in any subsequent litigation proceedings. The Ministry of Petroleum and Natural Gas of the Government of India (“MoPNG”) has been consulted to elicit whether exploration activities can be continued in the context of these ongoing payment disputes. Should the MoPNG conclude that further exploration is not allowed in the Rajasthan Block, Cairn India may be required to take the matter to arbitration. Although Cairn India believes that further exploration is permitted in the Rajasthan Block and has secured legal opinions supporting that view, there is a risk that an arbitration panel would determine that further exploration is not allowed. Should such an event occur, it could have a material impact on the future cash flows and earnings of the Sesa Sterlite Group.

2.4	Tax risks

The Sesa Sterlite Group may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which it currently benefits from expire without renewal, or if tax laws change and the benefits of the tax holidays, exemptions and tax deferral schemes are limited by the minimum alternative tax.

The Sesa Sterlite Group currently benefits from significant tax holidays, exemptions and tax deferral schemes, which apply for limited periods. For example, BALCO and HZL have significant investments in CPPs that are eligible for tax exemptions, and HZL’S Haridwar zinc ingot melting and casting plant and its silver refinery, zinc ingot melting and casting plant and lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand are eligible for tax incentives applicable to their locations. However, new CPPs will not be eligible for such tax exemptions if their capitalisation is effected after 31 March 2013, and the tax exemptions that apply to existing CPPs apply only for a limited period of time. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes will likely increase the Sesa Sterlite Group’s tax obligations. There can be no assurance that these and other tax holidays, exemptions or deferrals will be renewed when they expire or that any application companies in the Sesa Sterlite Group make for new tax holidays, exemptions or deferrals will be successful. Failure to renew or obtain new tax holidays, exemptions or tax deferral schemes will likely increase the Sesa Sterlite Group’s tax obligations, which could have a material adverse effect on its businesses, operating results, financial condition and/or prospects.

In addition, the oil and gas industry worldwide is characterised by relatively frequent changes in economic and fiscal policy by governments whether through amendments to legislation or PSCs, changes in interpretation of legislative terms or similar actions. Such actions may result in an increased tax burden for the Sesa Sterlite Group and therefore reduce the level of post-tax income of the Sesa Sterlite Group, which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results and financial condition.

The Sesa Sterlite Group is also subject to a minimum alternative tax (“MAT”) which sets a minimum amount of tax that must be paid each year based on the Sesa Sterlite Group’s book profits. The India Finance Act 2011 increased the MAT rate from 18.0 per cent. to 18.5 per cent., and reduced the applicable surcharge to 5.0 per cent. from 7.5 per cent., resulting in an overall increase in the MAT rate from 19.93 per cent. to 20.01 per cent., which includes surcharge, education cess and secondary and higher secondary education cess. As a result, the MAT prevents the Sesa Sterlite Group from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to it.

Proposed changes to the Indian tax regime could result in the Sesa Sterlite Group being liable for additional taxes in relation to both historic and future transactions.

The Government of India is considering reforms to the Indian tax legislation in relation to income deemed to accrue or arise in India, which could include income from any direct or indirect transfer of ownership of assets which are substantially located in India. The term ‘substantially’ has not been defined under the proposed legislation, and the effect of this legislation and its enforcement is presently unclear. The application of the proposed reforms or any other new tax regime, which may have retrospective effect, may increase the Sesa Sterlite Group’s tax obligations and could require the payment of additional tax charges in connection with transactions that the Sesa Sterlite Group implements or has completed, which could have a material adverse effect on its businesses, operating results, financial condition and/or prospects.

It should be noted, in particular, that India is expected to enact a new tax code which will have retrospective effect from April 2012 and which includes the introduction of a general anti-avoidance rule. Any such changes could adversely affect the net amount of any distributions payable to shareholders. Furthermore, the Sesa Sterlite Group may incur costs in taking steps to mitigate this effect. As a result, any such changes may have an adverse effect on the Sesa Sterlite Group’s results of business, operating results, financial conditions and/or prospects.

Ravva joint venture arbitration proceedings

Cairn India holds a 22.5 per cent. participating interest in the Ravva oil and gas field together with ONGC (40 per cent.), Videocon Industries Limited (“Videocon”) (25 per cent.) and Ravva Oil (Singapore) Pte Ltd (“Ravva Oil”) (12.5 per cent.) (together, the “Ravva JV”). The Ravva JV received a claim from the Director General of Hydrocarbons of India (“DGH”) for the period from 2000-2005 for US$ 166.4 million for an alleged underpayment of profit petroleum to the Government of India, out of which Cairn India’s share will be US$ 37.4 million (approximately INR 1,688 million plus potential interest at applicable rate (LIBOR plus 2 per cent. as per the production sharing contract)).

This claim relates to the Government of India’s allegation that the Ravva JV has recovered costs in excess of the base development costs cap imposed in the PSC and that the Ravva JV has also allowed these excess costs in the calculation of the Post Tax Rate of Return (“PTRR”). The joint venture partners initiated arbitration proceedings and the Arbitration Tribunal published the award on 18 January 2011 at Kuala Lumpur, allowing claimants (including Cairn India) to recover the development costs spent in the amount of US$ 278 million and disallowing overrun of US$ 22.3 million spent in respect of base development costs along with 50 per cent. legal costs reimbursable to the joint venture partners. The Government of India has appealed to the High Court in Malaysia to set aside part of the award. Also, the Government of India filed a further application before the High Court of New Delhi to set aside part of the award. Government of India filed an application before the High Court of Malaysia challenging and set aside the arbitration panel’s award dated 18 January 2011. Scheduled for hearing on 1 June 2012. In addition, the Government of India’s application filed under Section 34 of the Arbitration Act before the High Court of New Delhi to set aside the part of the award was dismissed by the Court on 25 April 2012.

Service tax

CEIL, an operator of a Cairn India Group joint venture in connection with the Rajasthan Block, received five show-cause notices from the Indian service tax authorities for non-payment of service tax as a recipient of services from non-resident service providers. These notices cover the period from 1 April 2006 to 31 March 2011. A writ petition has been filed by CEIL with the High Court of Madras challenging the scope of some services in respect of the one show-cause notice relating to the period from 1 April 2006 to 31 March 2007. Replies to the show-cause notices have also been filed before the relevant authorities. Hearings have been completed for four show-cause notices relating to the period from 1 April 2006 to 31 March 2010. Should future adjudications with respect to these show-cause notices be unfavourable to the Cairn India Group, it could be liable to pay service tax amounting to approximately INR 1,335 million and potential interest (calculated up to 31 March 2012) of approximately INR 708 million, although this could be possibly recovered in part where it relates to services provided to the joint venture of which CEIL is the operator.

Tax holiday on gas production

The Cairn India Group filed a writ petition with the High Court of Gujarat in December 2008 challenging a restriction relating to Section 80-IB (9) of the Indian Income Tax Act, 1961 (the “Income Tax Act”), which allows the deduction of 100 per cent. of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but generally refers to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction by stating (without amending Section 80-IB(9)) that “for the purpose of Section 80-IB(9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. The High Court of Gujarat did not admit the writ petition on the ground that the matter needs to be first decided by the lower tax authorities. A special leave petition has been filed before the Supreme Court against the decision of the High Court of Gujarat. In the event that this challenge is unsuccessful, the potential liability for tax and related interest on the tax holiday claimed on gas production for all periods to 31 March 2012 is approximately INR 2,425 million (US$ 47.7 million). A hearing date has not yet been scheduled and will be subject to court availability.

Cairn India Group sales tax proceedings.

CEIL and CEHL have filed two writ petitions before the High Court of Rajasthan seeking to set aside letters issued by the Government of Rajasthan and show-cause notices issued by the Rajasthan Sales Tax Department demanding payment of a 4 per cent. Value Added Tax (“VAT”) on sales of crude oil considered to be intra-state sales and subject to VAT. CEIL and CEHL currently pay 2 per cent. Central Sales Tax, since they consider the sales to be inter-state sales, which are not subject to the VAT. At a hearing on 16 November 2011, the High Court of Rajasthan passed an order directing the parties to appear before the Commissioner of Commercial Tax on 12 December 2011 and to file a detailed representation. The Commissioner of Commercial Tax has passed an order dated 9 February 2012 confirming the ‘sale’ as an intra-state sale that is subject to VAT. CEIL and CEHL have petitioned the High Court of Rajasthan again and on 26 March 2012, the High Court has stayed the Commissioner’s Order dated 9 February 2012 and the show-cause notices until a further hearing can be held in July 2012. Currently, the total amount of Central Sales Tax that is disputed by CEIL and CEHL for the period up to 31 March 2012 is approximately INR 6,516 million (US$ 128.0 million), with interest payable thereon amounting to INR 603 million (US$ 11.8 million).

2.5	Industry risks

Changes in tariffs, royalties, taxes, customs duties and government assistance may reduce the Indian market domestic premium that the Sesa Sterlite Group receives, which would adversely affect its profitability and operating results.

Copper, zinc and aluminium are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals. Between March 2003 and June 2009, basic customs duties on imported copper, zinc, lead, alumina and aluminium decreased cumulatively from 25 per cent. to 5 per cent. and have remained at 5 per cent. since June 2009. The Government of India may reduce customs duties further in the future, although the timing and extent of such reductions cannot be predicted. As the Sesa Sterlite Group sells a large proportion of the commodities that it produces in India, any further reduction in Indian tariffs on imports will decrease the premiums it receives in respect of those sales. The Sesa Sterlite Group’s profitability depends in part on the continuation of import duties, any reduction of which would have a material adverse effect on its businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group pays royalties and taxes to the Indian State Governments of Rajasthan, Chhattisgarh, Goa, Karnataka and Tamil Nadu, the State Government of Tasmania in Australia, and the Governments of Ireland, South Africa and Namibia for its mining activities. The Sesa Sterlite Group also pays royalties and taxes to certain of the Indian State Governments on its hydrocarbon production. The royalties paid and taxes due are subject to change. Any upward revision to the royalty rates being charged currently or payment of any additional royalty for mining of associated minerals, or in relation to compensation payable to local stakeholders or displaced persons, may have a material adverse effect on its profitability.

Indian exports of copper, alumina, aluminium and zinc receive assistance premiums from the Government of India, which have been reduced since fiscal 2002 and may be further reduced in the future. Any reduction in these premiums will decrease the revenue that the Sesa Sterlite Group receives from export sales and could have a material adverse effect on its businesses, operating results, financial conditions and/or prospects.

Regulation of greenhouse gas emissions effects and climate change issues may adversely affect the Sesa Sterlite Group’s operations and markets.

The Sesa Sterlite Group’s mining, smelting and refining operations are energy intensive and depend heavily on electricity, thermal coal, diesel fuel and fuel oil. In addition, the Sesa Sterlite Group’s commercial power generation business depends on coal-fired power plants. Many scientists believe that emissions from the combustion of carbon-based fuels contribute to greenhouse effects and therefore potentially to climate change.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. International treaties or agreements may also result in increasing regulation of greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms, in jurisdictions in which the Sesa Sterlite Group operates. Any such regulation will likely result in increased future energy and compliance costs. From a medium and long-term perspective, the Sesa Sterlite Group is likely to see an increase in costs relating to its assets that emit significant amounts of greenhouse gases as a result of these regulatory initiatives. These regulatory initiatives will be either voluntary or mandatory and may impact upon the Sesa Sterlite Group’s operations directly or through its suppliers or customers. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which the Sesa Sterlite Group operate.

The potential physical impacts of climate change on the Sesa Sterlite Group’s operations are highly uncertain, and would be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperatures. These effects may adversely impact the cost, production and financial performance of the Sesa Sterlite Group’s operations.

The Sesa Sterlite Group is exposed to competitive pressures in the various businesses in which it operates.

The mines and minerals, commercial power generation and oil and gas industries are highly competitive. The Sesa Sterlite Group will continue to compete with other industry participants in the search for and acquisition of mineral and oil and gas assets and licences. Competitors include companies with, in many cases, greater financial resources, local contacts, staff and facilities than those of the Sesa Sterlite Group.

Competition for exploration and production licences as well as for other investment or acquisition opportunities may increase in the future. This may lead to increased costs in the carrying out of the Sesa Sterlite Group’s activities, reduced available growth opportunities and may have a material adverse effect on its businesses, operating results, financial condition and/or prospects.

The end-user markets for the Sesa Sterlite Group’s metal products are highly competitive. Copper competes with a number of other materials, including aluminium and plastics. Zinc metal faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanised steel and epoxies, paints and other chemicals being used to treat steel in place of galvanisation in the construction market. Aluminium competes with materials such as plastic, steel, iron, glass and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for copper, zinc and aluminium. The willingness of customers to accept substitutes could have a material adverse effect on the Sesa Sterlite Group’s businesses, results of operations and/or prospects.

The Sesa Sterlite Group’s operations are subject to extensive governmental, health and safety and environmental regulations which have in the past and could in the future cause it to incur significant costs or liabilities or interrupt or close its operations, any of which events may adversely affect its results of operations and financial condition.

Numerous governmental permits, approvals and leases are required for the Sesa Sterlite Group’s operations as the industries in which it operates and seeks to operate are subject to numerous laws and extensive regulation by national, state and local authorities in jurisdictions including India, Sri Lanka, Australia, Namibia, South Africa, Ireland and any other jurisdictions where the Sesa Sterlite Group may operate in the future. The Sesa Sterlite Group’s operations are also subject to numerous laws and regulations relating to employment, the protection of health and safety as well as the environment. Failure to comply with applicable laws, regulations or recognised international standards, or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate its facilities, the assessment of administrative, civil or criminal penalties, the imposition of clean-up or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of orders to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of closing or limiting production from its operations. In addition, a significant number of approvals are required from government authorities for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge.

Further, the Sesa Sterlite Group’s ability to mine new areas of land for which it is seeking mining rights and to explore and develop oil and gas fields is dependent on its separate acquisition of surface rights. Any delay, inability to obtain, or substantial compensation costs incurred in obtaining additional surface rights could have a material adverse effect on its business, results of operations, financial condition. In addition, Sterlite, HZL and Sesa Goa are required and Sesa Sterlite and HZL will continue to be required to comply with various conditions mandated by SEBI and the relevant stock exchanges, which are amended from time to time. Any inability by these companies to comply with such regulations may attract regulatory action, including the imposition of penalties.

The costs, liabilities and requirements associated with complying with existing and future governmental, health, safety and environmental laws and regulations may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. In addition, new legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require the Sesa Sterlite Group or its customers to change operations significantly or incur increased costs, which could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results and financial condition.

Material changes in the regulations that govern the Sesa Sterlite Group, or the interpretation of recent legislation, could have a material adverse effect on the Sesa Sterlite Group’s businesses, financial condition and result of operations.

The Indian Mines (Amendment) Bill, 2011, which is currently under consideration by the Indian Parliament, proposes several amendments to the Indian Mines Act, 1952 (the “Mines Act”), including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act. The Ministry of Mines of the Government of India (the “Ministry of Mines”) has also proposed a draft statute, which provides that the holder of a mining lease or prospecting licence shall be liable to pay reasonable compensation to the stakeholders holding occupation, legal rights or traditional rights of the surface of the land over which the licence and lease has been granted, as mutually agreed (failing which the relevant State government will determine compensation payable).

Under the Indian Competition Act, 2002 and the regulations thereunder (the “Competition Act”), certain provisions of which came into force on 1 June 2011, any arrangement, understanding or action in concert between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition in India is void and will attract substantial monetary penalties. The Competition Act also requires that approval be sought from the Competition Commission for any proposed combination. In the event that the Competition Commission requires further information or determines that the proposed combination is likely to cause an appreciable adverse effect on competition in India, the proposed combination may be delayed or may not take effect. In addition, the implications of the Direct Tax Code introduced by the Government of India, which is expected to come into effect in 2013, and the Indian Companies Bill, 2011 (both of which are currently under consideration by the Indian Parliament), on the Sesa Sterlite Group’s operations is presently unclear.

The Land Acquisition, Rehabilitation and Resettlement Bill, 2011, which is currently under consideration by the Indian Parliament, aims to address concerns of affected persons whose livelihoods are dependent on the land being acquired while facilitating land acquisition for industrialisation, infrastructure and urbanisation.

If the Sesa Sterlite Group is affected, directly or indirectly, by any such legislation, or faces any enforcement proceedings initiated under any such legislation, the Sesa Sterlite Group’s reputation may be harmed and its business, financial condition and result of operations may be adversely affected.

Exploration, production and mining operations of the Sesa Sterlite Group or operators of assets in which it has an interest will involve risks normally incidental to such activities, such as natural disasters and geological uncertainties, over which the Sesa Sterlite Group has no control.

Exploration, production and mining operations of the Sesa Sterlite Group, or the operators of assets in which it has an interest, will involve risks normally incidental to such activities, including mine collapses and floods, blowouts, oil spills, gas leaks, explosions, fires, equipment damage or failure, natural disasters, unexploded ordinance, geological uncertainties, unusual or unexpected rock formations and abnormal pressures. Offshore operations are also subject to natural disasters as well as to hazards inherent in marine operations and damage to pipelines, platforms, facilities and sub-sea facilities from trawlers, anchors and vessels. The occurrence of any of these events could result in environmental damage, injury to persons and loss of life, production delays, failure to produce oil or gas in commercial quantities or an inability to exploit fully discovered reserves.

Consequent delays to seismic, drilling or production activities and declines from normal field operating conditions can be expected to lead to increased costs or adversely affect revenue and cash flow levels to varying degrees. The majority of the production of the Sesa Sterlite Group is sourced from its interests in a limited number of PSCs or concessions. Problems in any one PSC or concession could have a material adverse impact upon the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group may encounter interruptions in the availability of exploration, production, mining or supply equipment or infrastructure and/or increased costs.

The Sesa Sterlite Group, or the operators of assets in which it has an interest, may face interruptions or delays in the availability of equipment or infrastructure, including seismic survey vessels, loading and hauling vehicles, mining equipment, rigs, pipelines and storage tanks, on which exploration, production and mining activities are dependent. Such interruptions or delays could result in disruptions to exploration activities, production, oil and gas off-take arrangements and/or mining activities and increased costs and could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

The Sesa Sterlite Group may incur liabilities as the operators of its oil and gas and port infrastructure assets, and other joint venture partners may restrict its activities.

The Sesa Sterlite Group operates the majority of its oil and gas and port infrastructure assets. Accordingly, any mismanagement of any such asset by the Sesa Sterlite Group may give rise to liabilities to its joint venture partners in respect of the asset. There is also a risk that other parties with interests in its assets may elect not to participate in certain activities relating to those assets which require that party’s consent. In such circumstances, it may not be possible for such activities to be undertaken by the Sesa Sterlite Group alone or in conjunction with other participants at the desired time or at all. In addition, other joint venture partners may default in their obligations to fund capital or other funding obligations in relation to the assets. In certain circumstances, the Sesa Sterlite Group may be required under the terms of the relevant operating agreement to contribute all or part of any such funding towards the shortfall of the defaulting parties, against lien of participating interest of such defaulting parties which may be forfeited by the Sesa Sterlite Group if the default continues pursuant to the provisions of the relevant agreement.

The Sesa Sterlite Group is exposed to risks incidental to licensing, other regulatory requirements and decommissioning.

The Sesa Sterlite Group’s activities in the countries in which it operates or intends to operate are subject to receipt of licences, regulations and approvals of governmental authorities including those relating to the exploration, development, operation, mining, production, marketing, pricing, transportation and storage of oil and gas and minerals, taxation and environmental and health and safety matters.

The Sesa Sterlite Group has limited or no control over whether or not necessary approvals or licences (or renewals thereof) are granted or maintained, the timing of obtaining (or renewing) such licences or approvals, the terms on which they are granted or the tax regime to which the Sesa Sterlite Group or its assets will be subject. As a result, the Sesa Sterlite Group may in certain circumstances have limited control over the nature and timing of development and exploration of oil and gas fields in which it has or seeks interests.

Changes in regulatory requirements in countries in which the Sesa Sterlite Group has existing activities or new countries targeted for future investment could preclude or detrimentally affect the schedule or costs associated with its planned activities.

Upon the expiry of licences, contractors are generally required under the terms of relevant licences or local law to, for example, dismantle and remove equipment, clean up mines, cap or seal oil and gas wells and generally make good production sites, among other things. There can, however, be no assurance that the Sesa Sterlite Group will not in the future incur decommissioning charges in excess of those currently provided for, since local or national governments may require decommissioning to be carried out in circumstances where there is no express obligation to do so, particularly in case of future licence renewals. This could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

Exploration activities are capital intensive and inherently uncertain in their outcome.

Exploration activities are capital intensive and inherently uncertain in their outcome. There is a risk that the Sesa Sterlite Group or the operators of assets in which it has an interest will undertake exploration activities and incur significant costs in so doing with no assurance that such expenditure will result in the discovery of minerals or hydrocarbons, as the case may be, whether or not in commercially viable quantities.

Inadequate plant operating and maintenance procedures may have a material adverse effect on the financial condition or operating results of the Sesa Sterlite Group.

The Sesa Sterlite Group has in place operating and maintenance procedures to maintain the integrity of its production facilities but there is a risk that unplanned events, inadequate application of these procedures or higher levels of corrosion than expected could cause disruption to production, which would have an adverse impact on oil sales and cash flow of the Sesa Sterlite Group and which ultimately could have a material adverse effect on the business, operating results, financial condition and/or prospects of the Sesa Sterlite Group.

Risk of counterparty default may result in delayed off takes or payout for delivered production volumes.

The Sesa Sterlite Group has entered into agreements with a number of contractual counterparties in relation to the sale and supply of their respective hydrocarbon production volumes and is, therefore, subject to the risk of delayed off takes or payment for delivered production volumes or counterparty default.

In certain cases, the relevant counterparty, either legally or as a result of geographic, infrastructure or other constraints or factors, is in practice the sole potential purchaser of the relevant production output. This is particularly the case for sales of gas which rely upon the availability or construction of transmission and other infrastructure facilities, enabling the supply of gas produced to be supplied to end users. The absence of competitors for the transmission or purchase of gas produced by the Sesa Sterlite Group may expose it to offtake and production delays, adverse pricing or other contractual terms or may restrict the availability of transmission or other necessary infrastructure.

Such delays or defaults or adverse pricing or other contractual terms or restricted infrastructure availability could have a material adverse effect on the Sesa Sterlite Group’s businesses, operating results, financial condition and/or prospects.

2.6	Risks relating to investments in India, global economic conditions and international operations

A substantial portion of the Sesa Sterlite Group’s assets and operations are located in India and the Sesa Sterlite Group is subject to regulatory, legislative, economic, social and political uncertainties in India.

A substantial portion of the Sesa Sterlite Group’s assets and employees are located in India and the Sesa Sterlite Group intends to continue to develop and expand its facilities in India. Consequently, the Sesa Sterlite Group’s financial performance and the market price of the Sesa shares and Sesa ADSs will be affected by changes in exchange rates and controls, interest rates, commodity prices, subsidies and controls, changes in government policies and legislation, including taxation policies, regulatory and leasing or licensing policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalisation, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian Central and State Governments in the Indian economy as producers, consumers and regulators has remained significant and there can be no assurance that such liberalisation policies will continue. The present government has announced policies and taken initiatives that support the continued economic liberalisation policies that have been pursued by previous governments for more than a decade. However, the present government is a multi party coalition and therefore there is no assurance that it will be able to generate sufficient cross party support to implement such policies. The rate of economic liberalisation could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, government corruption scandals and protests against privatisation, which have occurred in the past, could slow the pace of liberalisation and deregulation. A significant change in India’s policy of economic liberalisation and deregulation could adversely affect business and economic conditions in India generally and the Sesa Sterlite Group’s businesses in particular if new restrictions on the private sector are introduced or if existing restrictions are increased.

As the domestic Indian market constitutes a significant source of the Sesa Sterlite Group’s revenue, a downturn in the rate of economic growth in India will be detrimental to the Sesa Sterlite Group’s operating results.

In fiscal 2012, a significant proportion of the Sesa Sterlite Group’s revenue was derived from commodities that were sold in India. The performance and growth of the Sesa Sterlite Group’s businesses are necessarily dependent on the health of the Indian economy which may be materially and adversely affected by political instability, regional conflicts or economic slowdown elsewhere in the world. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. The Indian economy has grown significantly over the past few years. In the past, economic slowdowns in the Indian economy have harmed manufacturing industries, including companies engaged in the copper, zinc, aluminium and iron ore sectors, as well as the customers of manufacturing industries due to a reduction in the demand for industrial production. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the commodities that the Sesa Sterlite Group produces and, as a result, on its businesses, operating results, financial condition and/or prospects.

Terrorist attacks and other acts of violence involving India or other neighbouring countries could adversely affect the Sesa Sterlite Group’s operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for the Sesa Sterlite Group’s products, which would have a material adverse effect on the Sesa Sterlite Group’s cash flows, businesses, operating results, financial condition and/or prospects.

Terrorist attacks and other acts of violence or war involving India or other neighbouring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have a material adverse effect on the Sesa Sterlite Group’s cash flows, businesses, operating results, financial condition and/or prospects. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could adversely affect the price of the Sesa shares and Sesa ADSs.

South Asia has also experienced instances of civil unrest and hostilities among neighbouring countries from time to time, especially between India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as terrorist attacks in Mumbai, Jaipur, Delhi and on the Indian Parliament, troop mobilisations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, the Sesa Sterlite Group might not be able to continue its operations.

If natural disasters or environmental conditions in India, including floods and earthquakes, affect the Sesa Sterlite Group’s mining and production facilities, its revenues could decline.

The Sesa Sterlite Group’s mines and production facilities, as well as its sales force, are spread throughout India. Natural calamities such as floods, rains, cyclones and earthquakes could disrupt the Sesa Sterlite Group’s mining and production activities and distribution chains and damage the Sesa Sterlite Group’s storage facilities. Substantially all of the Sesa Sterlite Group’s facilities and employees are located in India in areas that are susceptible to natural disasters, and there can be no assurance that the Sesa Sterlite Group will not be significantly affected by natural disasters in the future. In addition, if there were a drought or general water shortage in India or any part of India where the Sesa Sterlite Group’s operations are located, the Government of India or local, state or other authorities may restrict water supplies to industrial operations in order to maintain water supplies for drinking and other public necessities which would cause the Sesa Sterlite Group to reduce or close its operations.

If India’s inflation worsens or the prices of coal, oil or other raw materials continue to rise, the Sesa Sterlite Group may not be able to pass the resulting increased costs to its customers and this may have a material adverse effect on the Sesa Sterlite Group’s profitability or cause the Sesa Sterlite Group to suffer operating losses.

India has experienced wholesale price inflation in recent years that reflects an increasing inflation trend compared to historical levels. In addition, international prices of crude oil and natural gas have recently experienced significant volatility, including a rise to historical highs that increased transportation costs. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil or natural gas, or an increase in the price of thermal coal in particular, could cause the Sesa Sterlite Group’s costs for raw material inputs required for production of the Sesa Sterlite Group’s products to increase, which may have a material adverse effect on its operating results and financial condition if the Sesa Sterlite Group cannot pass these added costs on to customers.

Stringent labour laws in India may adversely affect the Sesa Sterlite Group’s profitability.

India has stringent labour legislation that protects the interests of workers, including legislation that sets forth detailed procedures for industrial dispute resolution and employee compensation for injury or death sustained in the course of employment and imposes financial obligations on employers upon employee layoffs. This may make it difficult for the Sesa Sterlite Group to maintain flexible human resource policies, discharge employees or downsize, which may have a material adverse effect on the Sesa Sterlite Group’s profitability, businesses, operating results, financial conditions and/or prospects.

Global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on the Sesa Sterlite Group’s businesses, financial performance and the prices of Sesa shares and Sesa Sterlite ADSs.

Global market and economic conditions have been unprecedented and challenging and have resulted in tighter credit conditions and recession in most major economies in the last several years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, the sovereign debt crisis in Europe, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market uncertainty and instability in both United States and international capital and credit markets and diminished expectations for western and emerging economies. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have led to a decrease in spending by businesses and consumers alike and corresponding decreases in global infrastructure spending and commodity prices. Continued turbulence in the United States and international markets and economies and prolonged declines in business consumer spending may adversely affect the Sesa Sterlite Group’s liquidity and financial condition, and the liquidity and financial condition of its customers, including the Sesa Sterlite Group’s ability to refinance maturing liabilities and access the capital markets to meet liquidity needs. These global market and economic conditions have had an adverse effect on the Indian financial markets and the Indian economy in general, which has had, and may continue to have, a material adverse effect on the Sesa Sterlite Group’s businesses, financial performance and the prices of Sesa shares and Sesa ADSs.

As a foreign private issuer and a “controlled company” within the meaning of the NYSE rules, Sesa Sterlite will be subject to different NYSE rules than non-controlled domestic US issuers. Consequently, the corporate governance standards which Sesa Sterlite will be required to adhere to are different than those applicable to such companies, which may limit the information available to, and the shareholder rights of, holders of Sesa Sterlite ADSs.

Sesa Sterlite will qualify as a “controlled company” within the meaning of the NYSE rules as Vedanta will have effective control of a majority of its equity shares. This will allow Vedanta to, among other things, control the composition of the Sesa Sterlite board of directors and direct is management and policies.

As a foreign private issuer and a “controlled company,” Sesa Sterlite will be exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of its board of directors consist of independent directors. As the corporate governance standards applicable to Sesa Sterlite will be different than those applicable to domestic non-controlled US issuers and holders of Sesa ADSs may not have the same protections afforded under the NYSE rules as shareholders or ADS holders of companies that do not have such exemptions. It is also possible that the Agarwal family’s significant ownership interest of Sesa Sterlite as a result of its majority ownership of Vedanta’s majority shareholder, Volcan Investments Limited (“Volcan”), could adversely affect investors’ perceptions of Sesa Sterlite’s corporate governance.

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as the Sesa Sterlite.

SEBI and the Indian stock exchanges are responsible for setting and monitoring standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to the United States. Similarly, disclosure obligations under the rules of the NSE and the BSE may be less than the disclosure obligations of public companies on the NYSE.

3.	RISKS RELATING TO THE HOLDING OF SESA SHARES AND SESA ADSS

Sesa shares issued to shareholders of Sterlite and MALCO will not be tradable until the Sesa shares have been listed, and Sesa ADSs will not be eligible for cancellation and receipt of corresponding Sesa shares until the listing of the Sesa shares has been completed and the Sesa shares have been fully dematerialised.

Upon effectiveness of the Scheme, each person registered as a shareholder of Sterlite (except MALCO) on the Sterlite Record Date will be issued three Sesa shares, credited as fully paid up, for every five fully paid Sterlite shares held as at the Sterlite Record Date. In addition, upon effectiveness of the Scheme, each person registered as a shareholder of MALCO on the MALCO Record Date will be issued seven Sesa shares, credited as fully paid up, for every ten fully paid MALCO shares held as at the MALCO Record Date. Sesa will file an application with the BSE and the NSE for final listing and trading approval of the Sesa shares to be issued pursuant to the Scheme after the relevant High Courts have sanctioned the Scheme. Sesa believes that listing will be completed within 45 days after the later of the Sterlite Record Date and the MALCO Record Date. Until the Sesa shares to be issued pursuant to the Scheme have been listed, they will not be able to be traded on the exchanges.

In addition, upon Citibank as the depositary for the Sterlite ADS Facility being notified that the custodian of the Sterlite ADS Facility has been issued Sesa shares in exchange for the Sterlite shares that the custodian holds on behalf of the depositary, Citibank will cause the custodian to take such Sesa shares on deposit for the Sesa ADS Facility and will issue the corresponding number of Sesa ADSs in its capacity as depositary for the Sesa ADS Facility. Upon the issuance of such Sesa ADSs, Citibank as depositary for the Sterlite ADS Facility will take possession of the Sesa ADSs so issued for the benefit the holders and beneficial owners of Sterlite ADSs, and each Sterlite ADS will represent the right to receive 0.6 Sesa ADS (net of applicable fees, taxes and expenses) upon surrender of the Sterlite ADSs to Citibank, together with the applicable transmittal forms and tax certifications and related instructions. Sesa intends to apply to the NYSE for listing of the Sesa ADSs on the NYSE and expects the listing to be effective on issuance of the Sesa ADSs to Sterlite ADS holders pursuant to the Scheme. The Sesa ADSs will not be eligible for cancellation and receipt of corresponding Sesa shares until the listing of the Sesa shares on the BSE and the NSE has been completed.

Substantial future sales of Sesa shares or Sesa ADSs in the public market, or the perception of such sales, could cause the market price of Sesa shares or Sesa ADSs to fall.

If existing shareholders sell a substantial number of Sesa shares in the open market, or if there is a perception that such sale or distribution could occur, the market price of Sesa shares and Sesa ADSs could be adversely affected. These sales, or the perception that these sales could occur, also might make it more difficult for the Sesa Sterlite Group to sell securities in the future at a time or at a price deemed appropriate or pay for acquisitions using equity securities.

Fluctuations in the exchange rate between the Indian rupee and the US dollar could have a material adverse effect on the value of Sesa Sterlite ADSs, independent of Sesa Sterlite’s actual operating results.

The price of the Sesa ADSs will be quoted in US dollars. Any dividends in respect of Sesa shares will be paid in Indian rupees and subsequently converted into US dollars for distribution to Sesa ADS holders.

Currency exchange rate fluctuations will affect the US dollar equivalent of the Indian rupee price of equity shares on the NSE and the BSE and, as a result, the prices of Sesa ADSs, as well as the US dollar value of the proceeds a holder would receive upon the sale in India of any of equity shares withdrawn from the depositary under the deposit agreement and the US dollar value of any cash dividends paid on equity shares. Holders may not be able to convert Indian rupee proceeds into US dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all. Currency exchange rate fluctuations will also affect the value received by Sesa ADS holders from any dividends paid in respect of equity shares. Holders of Sesa ADSs will bear all of the risks with respect to a decline in the value of the Indian rupee as compared to the US dollar, which would adversely affect the price of Sesa ADSs and the US dollar value of any dividends paid that are received by Sesa ADS holders.

Transfers of the underlying shares by persons resident outside India to residents of India are subject to certain pricing norms.

Under current Indian regulations, subject to certain conditions, no prior regulatory approval is required for the sale of any equity shares, including any equity shares withdrawn from ADS facilities, by a person resident outside India to a resident of India. However, certain reporting requirements would need to be complied with by the parties to the sale transaction. Also, the prior approval of the RBI would be required in the event of a sale of the equity shares underlying ADSs by a non-resident investor to a resident investor if the sale price is greater than the maximum price set by the RBI under Indian foreign exchange laws. Any such approval required from the RBI or any other government agency may not be obtained on terms favourable to a non-resident investor, or at all.

Holders of Sesa ADSs may be restricted in their ability to exercise pre-emptive rights under Indian law and thereby may suffer future dilution of their ownership positions.

Under the Companies Act, the holders of equity shares of a company incorporated in India have a pre-emptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the pre-emptive rights have been waived by adopting a special resolution passed by 75 per cent. of the shareholders present and voting at a general meeting.

Holders of Sesa ADSs may be unable to exercise pre-emptive rights for the underlying Sesa shares of the Sesa ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. There is no obligation to prepare and file such a registration statement and any decision to do so would depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors considered appropriate at the time. If any such securities are issued in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the Sesa ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of Sesa ADSs are unable to exercise pre-emptive rights granted in respect of equity shares represented by their Sesa ADSs, their proportional ownership interests would be diluted.

The share prices of publicly traded companies can be highly volatile.

Publicly traded securities from time to time experience significant price and volume fluctuations that may be unrelated to the operating performance of the companies that have issued them. In addition, the market price of the Sesa shares may prove to be highly volatile. The market price of the Sesa shares may fluctuate significantly in response to a number of factors, many of which are beyond the Sesa Sterlite Group’s control, including:

•	commodity price (including oil and gas prices) fluctuations as well as variations in operating results in the Sesa Sterlite Group’s reporting periods;

•	changes in financial estimates by securities analysts;

•	changes in market valuation of similar companies;

•	announcements by the Sesa Sterlite Group of significant contracts, acquisitions, strategic alliances, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	any shortfall in revenues or net income or any increase in losses from levels expected by securities analysts;

•	future issues or sales of Sesa shares; and/or

•	stock market price and volume fluctuations.

Any of these events could result in a material decline in the price of the Sesa shares.

The price of Sesa shares and Sesa ADSs after the Transaction is completed may be affected by factors different from those currently affecting the Sterlite shares, the Sterlite ADSs and the Sesa Goa shares.

As part of the Transaction, holders of Sterlite shares, Sterlite ADSs, MALCO shares and Sesa Goa shares will become holders of Sesa shares and Sesa ADSs as applicable. The business of Sesa Sterlite will differ from each of the individual businesses of Sterlite, MALCO and Sesa Goa and, accordingly, the results of operations of the new company and the trading price of Sesa shares following the completion of the Transaction may be significantly affected by factors different from those currently affecting the independent results of operations of each of Sterlite, MALCO and Sesa Goa.

PART 5—INFORMATION ON SESA SHARES AND ADSs

1.	DESCRIPTION OF SESA SHARES

Set forth below is certain information relating to the Sesa share capital, including brief summaries of certain provisions of the Sesa memorandum of association, as amended (“Memorandum”) and articles of association (“Articles of Association”), the Companies Act, the Securities Contracts (Regulation) Act, 1956, as amended, and certain related legislation of India, all as currently in effect. The following description of share capital is subject in its entirety to the Memorandum and Articles of Association, the provisions of the Companies Act and other applicable provisions of Indian law.

The rights of shareholders described in this section are available only to Sesa shareholders. For the purposes of this Information Statement, a “shareholder” means a person who holds Sesa certificated shares or is recorded as a beneficial owner of Sesa shares with a depository pursuant to the Indian Depositories Act, 1996, as amended (the “Depositories Act”). Investors who receive Sesa ADSs will not be Sesa shareholders and therefore will not be directly entitled to the rights conferred on Sesa shareholders by the Articles of Association or the rights conferred on shareholders of an Indian company by Indian law. Sesa shares are in registered physical form as well as non-physical or book-entry form. For additional information on the SESA ADSs, see “- 2. Description of SESA ADSs”.

INVESTORS WHO HOLD SESA ADSs MUST LOOK SOLELY TO CITIBANK, N.A. AS THE DEPOSITARY BANK FOR THE SESA ADS FACILITY FOR THE DISTRIBUTION OF DIVIDENDS, THE EXERCISE OF VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY THEIR SESA ADSs AND RECEIPT OF ALL OTHER RIGHTS ARISING IN RESPECT OF THE SESA SHARES TO HOLDERS OF SESA ADSs UNDER THE SESA STERLITE DEPOSIT AGREEMENT (AS DEFINED BELOW).

1.1	General

Sesa Goa was incorporated as a private company under the laws of India in Panaji, State of Goa, India on 25 June 1965 as “Sesa Goa Private Limited”. It became a public limited company following a public offering of its shares in 1981. Its shares are currently listed for trading on the BSE and the NSE in India. Sesa Goa’s corporate identity number is L13209GA1965PLC000044. Sesa Goa’s registered office is presently situated at Panaji, in the State of Goa, India.

The register of members is maintained at the registered office.

The authorised share capital of Sesa as at 31 March 2012 was INR 1 billion, divided into 1 billion shares of par value INR 1.00 per share. As at 31 March 2012, Sesa’s issued share capital was INR 869.1 million, divided into 869,101,423 shares of par value INR 1.00 per share.

In addition, Sesa Goa has issued FCCBs (the “Sesa Goa FCCBs”), which are each convertible into 13,837 Sesa Goa shares. As at 31 March 2012, there were 2,168 Sesa Goa FCCBs outstanding, which in aggregate would be convertible into 30.0 million Sesa shares, assuming no further adjustment to the conversion ratio pursuant to the terms and conditions of the Sesa Goa FCCBs. For further information on the Sesa Goa FCCBs, please see “Part 8.4 – Material contracts”.

Furthermore, as at 31 March 2012, there are 500,000 Sterlite FCCBs outstanding, which are convertible into 42.8688 Sterlite ADSs each. Upon implementation of the steps pursuant to the Scheme, the Sterlite FCCBs will be convertible into Sesa ADSs (see “Part 2.5.4(e) – Detailed Steps of the Transaction – Final Implementation – Sterlite FCCBs”). For further information on the Sterlite FCCBs, please see “Part 8. 4 – Material contracts”.

Pursuant to the Scheme, upon the Scheme becoming effective and on the basis of the share capital of Sterlite, MALCO and Ekaterina outstanding as at 31 March 2012, approximately 1,945 million Sesa shares would be issued to the Sterlite shareholders other than MALCO, 78.7 million Sesa shares would be issued to MALCO shareholders and 72.3 million Sesa shares would be issued to Ekaterina shareholders.

Upon effectiveness of the Scheme, it is intended that Sesa Goa be renamed Sesa Sterlite Limited.

1.2	Changes in capital or the Memorandum and Articles of Association

Subject to the Companies Act and the Articles of Association, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting or through postal ballot, Sesa may:

•	increase its authorised or paid up share capital;

•	consolidate all or any part of its shares into a smaller number of shares each with a larger par value;

•	split all or any part of its shares into a larger number of shares each with a smaller par value;

•	convert any of its paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorised share capital by the amount of the shares so cancelled;

•	reduce its issued share capital (subject to the sanction of the relevant Indian court); or

•	alter the Memorandum or Articles of Association.

1.3	General meetings of shareholders

There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. Sesa must convene its annual general meeting within six months of the end of each fiscal year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies at Panaji, Goa may extend this period in special circumstances at the request of Sesa. Extraordinary general meetings may be convened at any time by Sesa’s directors at their discretion or at the request of the shareholders holding in the aggregate not less than 10 per cent. of Sesa’s paid-up capital. A notice in writing to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of 21 days’ notice in writing may be waived if consent to shorter notice is received from all shareholders entitled to vote at the annual general meeting or, in the case of an extraordinary general meeting, from shareholders holding not less than 95 per cent. of the paid-up capital. General meetings are held at Sesa’s registered office.

Sesa’s business may be transacted at a general meeting only when a quorum of shareholders is present. Five persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member, or a duly authorised representative of a corporation which is a member, will constitute a quorum.

The annual general meetings deal with and dispose of all matters prescribed by the Articles of Association and by the Companies Act, including the following:

•	the consideration of Sesa’s annual financial statements and report of its directors and auditors;

•	the election of directors;

•	the appointment of auditors and the fixing of their remuneration;

•	the authorisation of dividends; and

•	the transaction of any other business of which notice has been given.

1.4	Voting rights

Subject to any special terms as to voting on which any shares may have been issued, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorised representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which it is the holder. In the case of joint holders, only one of them may vote and in the absence of election as to who is to vote, the person whose name stands higher in the register of members shall alone be entitled to vote or to speak in respect of such shares.

Voting is by show of hands unless a poll is ordered by the chairman of the meeting, who is generally the chairman of Sesa’s board of directors but may be another director or other person selected by Sesa’s board of directors or the shareholders present at the meeting in the absence of the chairman, or demanded by a shareholder or shareholders holding at least 10 per cent. of the voting rights or holding paid-up capital. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against Sesa’s total paid-up capital. In the case of a tie vote, the chairman of the meeting has the right to cast a tiebreaking vote.

A shareholder may appoint any person (whether or not a shareholder) to act as its proxy at any meeting of shareholders (or of any class of shareholders), in respect of all or a particular number of the shares held by it. A shareholder may appoint more than one person to act as its proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. The instrument appointing a proxy must be delivered to the Sesa registered office at least 48 hours prior to the meeting, or in case of a poll, not less than 24 hours before the time appointed for taking of the poll. The Articles of Association permit a proxy to vote both on a show of hands as well as a poll. If a shareholder appoints more than one person to act as its proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as its proxy. A proxy does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and has the same rights as the shareholder by whom it was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.

1.5	Shareholder resolutions

An ordinary resolution requires the affirmative vote of a majority of the shareholders entitled to vote in person or by proxy at a general meeting. A special resolution requires the affirmative vote of not less than three-fourths of the shareholders entitled to vote in person or by proxy at a general meeting. The Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares and dissolution of the company require a special resolution.

Further, the Companies Act requires certain resolutions such as those listed below to be voted on only by a postal ballot:

•	amendments of the Memorandum to alter the objects of the company and to change the registered office of the company;

•	alteration of the Articles of Association in relation to insertion of provisions defining private company;

•	the issue of shares with differential rights with respect to voting, dividend or otherwise;

•	the sale of the whole or substantially the whole of an undertaking of the company;

•	providing loans, extending guarantees or providing a security in excess of the limits prescribed under the Companies Act;

•	varying the rights of the holders of any class of shares or debentures or other securities;

•	the election of a director by minority shareholders; and

•	the buy-back of shares.

1.6	Directors

Under the Articles of Association, a director is not required to hold any qualification shares. There is no age limit requirement for the retirement of the directors.

Any director who is directly or indirectly interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by Sesa or on Sesa’s behalf is required to disclose the nature of his interest at a meeting of the board of directors and such interested director shall not participate in any discussion of, or vote on, any contract, arrangement or proposal in which he is interested. In addition, Sesa is prohibited from making loans, directly or indirectly, or providing any guarantee or security, directly or indirectly, in connection with any loans made by a third party, to Sesa’s directors without the prior approval of the Central Government.

1.7	Dividends

Under the Companies Act, unless Sesa’s board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. Sesa’s board of directors may also declare interim dividends that do not need to be approved by Sesa’s shareholders. A company pays dividends recommended by its board of directors and approved by a majority of its shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Under the listing agreements entered into with the Indian stock exchanges, listed companies are required to declare and disclose their dividends on a per share basis only. The dividend recommended by the board of directors and approved by the shareholders is distributed and paid to shareholders in proportion to the paid-up value of their shares.

These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the Government of India and following such transfer, no claim shall lie against the company or the Investor Education and Protection Fund. Under the Companies Act, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years, after providing for depreciation in a manner provided for in the Companies Act.

Under the Companies Act, Sesa is only allowed to pay dividends in excess of 10 per cent. of the paid-up capital in respect of any fiscal year from Sesa’s profits for that year after it has transferred to its reserves a percentage of the profits for that year ranging between 2.5 per cent. to 10 per cent. depending on the rate of dividend proposed to be declared in that year in accordance with the Companies (Transfer of Profits to Reserves) Rules, 1975. The Companies Act and the Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from the accumulated profits transferred by Sesa to its reserves, subject to certain conditions prescribed in those legislations.

1.8	Capitalisation of profits and reserves

The Articles of Association allow Sesa’s directors, with the approval of its shareholders, to capitalise any part of the amount standing to the credit of its reserve accounts or to the credit of its profit and loss account or otherwise available for distribution. Any sum which is capitalised shall be appropriated among its shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner: paying up any amount remaining unpaid on the shares held by its shareholders; or issuing to its shareholders fully paid bonus shares (issued either at par or a premium).

Any issue of bonus shares would be subject to the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009, as amended, which provide that:

•	no company shall, pending the conversion of convertible securities, issue any bonus shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of shares in proportion to such conversion;

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus shares cannot be issued unless all partly paid up shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus; and

•	the bonus issue must be implemented within two months from the date of approval by the board of directors.

1.9	Purchase of own shares

Sesa may reduce its capital in accordance with the Companies Act and the SEBI (Buy-Back of Securities) Regulations, 1998, as amended (the “Buy-Back Regulations”) by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any fresh issue of shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:

•	the buy-back must be authorised by the Articles of Association;

•	a special resolution authorising the buy-back must be passed in a general meeting (with certain specified disclosures to be made in the explanatory statement to be annexed to the notice of the general meeting, in case of a listed company) by means of a postal ballot;

•	the buy-back is limited to 25 per cent. of Sesa’s total paid up capital and free reserves;

•	the ratio of debt owed is not more than twice the capital and free reserves after such buy-back; and

•	the buy-back is in accordance with the Buy-Back Regulations.

A board resolution will constitute sufficient corporate authorisation for a buy-back that is less than 10 per cent. of Sesa’s total paid-up equity capital and free reserves, provided that no buy-back shall be made within 365 days from the date of any previous buy-back. If such buy-back constitutes more than 10 per cent. of the total paid-up equity capital and free reserves of the company, it must be authorised by a special resolution of the company in general meeting. The Articles of Association permits Sesa to buy back shares.

Any shares that have been bought back by Sesa must be extinguished within seven days. Sesa is prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or in the event of non-compliance with certain other provisions of the Companies Act.

1.10	Issue of shares and pre-emptive rights

Subject to the provisions of the Companies Act and the Articles of Association and to any special rights attaching to any of its shares, Sesa may increase its share capital by the allotment or issue of new shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as it may from time to time determine by special resolution. Sesa may issue preference shares that are redeemable or are liable to be redeemed at its option or the option of the holder in accordance with its articles of association.

Under the Companies Act, new shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their shares on the record date. The offer shall be made by written notice specifying:

•	the right, exercisable by the shareholders of record, to renounce the shares offered in favour of any other person;

•	the number of shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer. If the offer is not accepted, it is deemed to have been declined.

The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to him in favour of any other person. Sesa’s board of directors is permitted to distribute shares not accepted by existing shareholders in the manner it deems beneficial for the company in accordance with the Articles of Association.

However, under the provisions of the Companies Act, new shares may be offered to non-shareholders, if this has been approved by a special resolution in a general meeting or by an ordinary resolution with the Central Government’s permission (on application by the board of directors).

1.11	Disclosure of ownership interest

Beneficial owners of Sesa’s shares who are not registered as holders of those shares must make a declaration to Sesa specifying the nature of their interest, particulars of the registered holders of such shares and such other particulars as may be prescribed. Any lien, charge, promissory note or other collateral agreement created, executed or entered into with respect to any share by its registered owner, or any hypothecation by the registered owner of any share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with the requirement to disclose ownership interest will not be deemed to prejudice Sesa’s obligation to register a transfer of shares or to pay any dividends that have been declared to the registered holder of any shares in respect of which the declaration of interest under the Companies Act has not been made.

1.12	Distribution of assets on a winding-up

In accordance with the Companies Act, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among the equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.

1.13	Transfer of shares

Under the Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes the Securities and Exchange Board of India Act, 1992, as amended, any regulations issued by SEBI, the Sick Industrial Companies (Special Provisions) Act, 1985, as amended (the “SICA”) or any other law for the time being in force.

In the case of shares held in physical form, Sesa will register any transfers of shares in the register of members upon lodgement of the duly completed share transfer form, the relevant share certificate, or if there is no certificate, the letter of allotment, in respect of shares to be transferred together with duly stamped share transfer forms. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its register as the beneficial owner of the shares. In turn, Sesa will then enter the name of the depository in the records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits and is subject to the liabilities attached to the shares held by the depository on its behalf.

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the SEBI (Depositaries and Participants) Regulations, 1996, as amended. These regulations provide the regime for the functioning of depositories and participants and set out the manner in which the dematerialised records are to be maintained and the safeguards to be followed in this system.

SEBI requires that Sesa’s shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of shares in book-entry form require both the seller and the purchaser of the shares to establish accounts with depositary participants appointed by depositories established under the Depositories Act. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.

The register and index of beneficial owners maintained by Sesa’s depository is deemed to be a register and index of the members and debenture holders under the Depositories Act. Transfers of beneficial ownership held through a depository are exempt from stamp duty. For this purpose, Sesa has entered into an agreement for depository services with the National Securities Depository Limited and the Central Depository Services (India) Limited.

The Articles of Association provide for certain restrictions on the transfer of shares, including granting power to Sesa’s board of directors in certain circumstances, to refuse to register or acknowledge a transfer of shares or other securities issued by Sesa. Under the listing agreements with the NSE and the BSE, on which Sesa Goa’s shares are currently listed and on which Sesa expects the Sesa shares to be issued pursuant to the Scheme and the Ekaterina Scheme to be listed, in the event Sesa has not effected the transfer of shares within one month or where it has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, Sesa is required to compensate the aggrieved party for the opportunity loss caused during the period of delay.

If Sesa without sufficient cause refuses to register a transfer of shares within two months from the date on which the instrument of transfer is delivered to Sesa, the transferee may appeal to the Company Law Board (the “CLB”), seeking to register the transfer of shares. The CLB may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before completing its investigation of the alleged contravention.

In addition, the Companies Act provides that the CLB may direct a rectification of the register of members for a transfer of shares which is in contravention of any SEBI regulations or the SICA or any other law, upon an application by Sesa, a participant, a depository incorporated in India, an investor or SEBI.

Under the Companies (Second Amendment) Act, 2002, it is proposed that the CLB be replaced with the National Company Law Tribunal with effect from a date that is yet to be notified. While the Supreme Court has, on appeal, upheld the validity of the 2002 amendment and provided guidelines as to the constitution of such a tribunal, the effective date of this provision has not yet been notified.

1.14	Alteration of shareholder rights

Under the Companies Act, and subject to the provisions of the Articles of Association and the relevant rules as issued by the Ministry of Corporate Affairs, where the share capital of Sesa is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class by a special resolution passed at a general meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between Sesa and such class of shareholders. As at 31 March 2012, the share capital of Sesa was not divided into different classes of shares.

1.15	Share register and record dates

Sesa maintains its register of members at its registered office and all transfers of shares should be notified to Sesa at such address. The register and index of beneficial owners maintained by a depository under the Depositories Act is deemed to be an index of members and register and index of debenture holders. Sesa recognises as shareholders only those persons who appear on its register of members and does not recognise any person holding any share or part thereof on trust, whether express, implied or constructive, except as permitted by law.

To determine which shareholders are entitled to specified shareholder rights, Sesa may close the register of members. For the purpose of determining who the shareholders are, the register of members may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine the shareholders’ entitlement to dividends, it will be Sesa’s general practice to close the register of members for approximately ten to twenty days before the annual general meeting. The date on which this period begins is the record date. Under the listing agreements with the BSE and the NSE, Sesa may, upon giving at least seven working days’ advance notice to the BSE and the NSE, set a record date and/or close the register of members. The trading of the shares and the delivery of shares certificates may continue while the register of members is closed.

1.16	Annual report

At least 21 days before an annual general meeting, Sesa must circulate the annual report, which comprises either a detailed or abridged version of Sesa’s audited financial accounts, the directors’ report, the corporate governance report and the auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, Sesa must publish quarterly unaudited or audited results within 30 days after the end of each accounting quarter. In respect of results for the fourth quarter of a fiscal year, Sesa can opt to publish audited results for the entire year within three months, and thus will not be required to publish unaudited results for the last quarter within 30 days. Sesa is also required to send copies of its annual report to the NSE and BSE and to publish its financial results in at least one English-language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where its registered office is situated. Sesa is also required under the Companies Act to make available its complete balance sheet and profit and loss account available to any shareholder upon its request.

Under the Companies Act, Sesa must file its balance sheet and profit and loss account with the Registrar of Companies at Panaji, Goa within 30 days of the date on which the balance sheet and profit and loss account were laid before the annual general meeting and its annual return within 60 days of the conclusion of that meeting.

1.17	Borrowing powers

Sesa’s directors may raise, borrow or secure the payment of any sums of money for Sesa’s purposes as they deem appropriate without the consent of a majority of the shareholders in a general meeting, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by Sesa does not exceed the aggregate of Sesa’s paid-up share capital plus free reserves.

1.18	Rights of minority shareholders

The Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of Sesa is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10 per cent. of the issued shares of that class, who did not vote in favour of a resolution for the variation, have the right to apply to the CLB to have the variation cancelled and such variation shall not have any effect unless confirmed by the CLB. As at 31 March 2012, the share capital of Sesa was not divided into different classes of shares.

Further, under the Companies Act, shareholders holding not less than 10 per cent. of the issued share capital or shareholders representing not less than 10 per cent. of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the CLB for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:

•	that Sesa’s affairs are being conducted in a manner prejudicial to public interest or in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•	that a material change has taken place in the management or control of Sesa, whether by a change in its board of directors or management or in the ownership of Sesa’s shares and by reason of such change it is likely that the affairs of Sesa will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of Sesa.

1.19	Provisions on squeeze-out of minority shareholders

Under the Companies Act, where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90 per cent. in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.

Unless the CLB, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.

Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90 per cent. in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the CLB (upon an application of either the transferee company or the shareholder) thinks fit to order.

1.20	Book-entry shares and liquidity

Sesa’s shares are compulsorily traded in book-entry form and are available for trading under both depository systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. The International Securities Identification Number (ISIN) for the equity shares is INE205A01025.

2.	RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

Foreign investment in Indian securities is governed by the Foreign Exchange Management Act, 1999, as amended, together with the regulations and circulars issued thereunder.

Further, the Department of Industrial Policy and Promotion of the Ministry of Commerce Industry of the Government of India (the “DIPP”) has issued Circular 1 of 2012, effective from 10 April 2012 (the “FDI Policy”), which consolidates and subsumes all previous press notes, press releases and clarifications on foreign direct investment (“FDI”) issued by the DIPP as on 10 April 2012.

Under the FDI Policy, except in prohibited sectors such as atomic energy, the lottery business, gambling and betting, FDI is permitted in Indian companies either through the automatic route or the approval route, depending on the sector in which foreign investment is sought to be made, provided that a foreign investor follows certain procedures and reporting requirements for such investment. The aggregate foreign investment under the FDI Policy and through the Portfolio Investment Scheme (described below) is required to be within the applicable sectoral caps. The price of securities issued to non-residents under the FDI Policy is required to be not less than (a) the price calculated in accordance with applicable SEBI guidelines, where the shares of the company are listed on a recognised Indian stock exchange; (b) the fair valuation of shares by a SEBI registered category-I merchant banker or chartered accountant as per the discounted free cash flow method, where the shares of the company are not listed on a recognised Indian stock exchange; and (c) the price applicable to transfer of shares from resident to non-resident as per pricing guidelines laid down by the RBI from time to time, in case of a preferential allotment.

Once a scheme of merger or demerger or amalgamation of two or more Indian companies has been approved by a court in India, the transferee or new company is allowed to issue shares to non-resident shareholders of the transferor company, provided that: (a) the percentage holding of non-residents in the transferee or new company does not exceed the applicable sectoral cap under the FDI Policy; and (b) the transferor company or the transferee or new company is not engaged in activities prohibited under the FDI policy.

In addition to investment permitted under the FDI Policy, a Foreign Institutional Investor (“FII”) (including pension funds, mutual funds, investment trusts, insurance or reinsurance companies, international or multinational organisations, foreign governmental agencies or central banks, endowment funds, university funds, foundation or charitable trusts or charitable societies investing on their own behalf, asset management companies, investment managers or advisors, nominee companies, institutional portfolio managers, trustees, power of attorney holders, banks investing their proprietary funds or on behalf of broad based funds or on behalf of foreign corporate entities and individuals) is, subject to having obtained an initial registration from SEBI and subject to compliance with the SEBI (Foreign Institutional Investors) Regulations, 1995, as amended, permitted to invest in the capital of an Indian company under the Portfolio Investment Scheme. The Portfolio Investment Scheme limits an FII’s individual holding to 10 per cent. of a company’s capital and the total FII investment to 24 per cent. of the company’s capital. This limit of 24 per cent. may be increased to the applicable sectoral cap or statutory ceiling by a resolution of the company’s board of directors followed by a special resolution in a general meeting of the company’s shareholders, subject to prior intimation to the RBI. Sesa has increased this limit to 45 per cent. At 18 May 2012, total FII investment in Sesa was 25.49 per cent.

Individuals of Indian nationality or origin residing outside India (“NRIs”) are also permitted to invest in the capital of an Indian company under the Portfolio Investment Scheme, which limits an NRI’s individual holding to 5 per cent. of a company’s post-offer paid-up capital and the total NRI investment to 10 per cent. of the company’s post-offer paid-up capital. This limit of 10 per cent. may be increased to 24 per cent. by a special resolution in a general meeting of the company’s shareholders. NRI investment in foreign exchange is fully repatriable, whereas investments in Indian rupees through rupee accounts are non-repatriable. At 18 May 2012, total NRI investment in Sesa was 0.24 per cent.

Overseas corporate bodies (“OCBs”, being entities in which at least 60 per cent. was owned by NRIs) were derecognised as a class of investors in India with effect from 16 September 2003. Erstwhile OCBs are permitted to invest under the FDI Policy as incorporated non-resident entities, if prior approval of the Government of India has been obtained for an investment through the approval route or prior approval of the RBI for an investment through the automatic route. OCBs are also permitted to sell their existing holdings through a registered broker on the Indian stock exchanges.

Transfers of shares between an Indian resident and a non-resident do not require approval of the FIPB or RBI, provided that: (a) the activities of the investee company are in the automatic route under the FDI Policy and the transfer does not fall under the provisions of the Takeover Code; (b) the non-resident holding is within the sectoral limits under the FDI Policy; and (c) the pricing is in accordance with guidelines prescribed by SEBI and the RBI. Separately, subject to compliance with the Companies Act and SEBI regulations, the approval of the FIPB or RBI are not required for an offer of securities on a rights or bonus basis made to non-resident shareholders by a company which is: (a) listed on a recognised Indian stock exchange, and where, in the case of a rights issue, such offer is at a price determined by the company; or (b) not listed on a recognised Indian stock exchange, and where, in the case of a rights issue, such offer is at a price not less than the price at which the offer is made to resident shareholders.

FDI in the sector in which Sesa Sterlite is engaged (i.e., mining and exploration of metal and non-metal ores) is (subject to the Indian Mines and Minerals (Development and Regulations) Act, 1957, as amended, (the “MMDR Act”)) in the 100 per cent. automatic route under the FDI Policy, meaning that the approval of the FIPB or RBI is not required for FDI in this sector.

Further, if an issuance of shares under a scheme of amalgamation and merger of two or more Indian companies or a reconstruction by way of demerger or otherwise of an Indian company has been approved by Indian courts, the transferee company may issue shares to the shareholders of the transferor company resident outside India, provided that the transferee company is not engaged in prohibited sectors, such issuance does not in breach of the applicable sectoral cap for FDI in the transferee company, and the transferee company complies with the prescribed RBI reporting requirements.

As Sesa Sterlite is (subject to the MMDR Act) in the 100 per cent. automatic route under the FDI Policy, no approval of the FIPB or RBI would be required for issuance of shares by Sesa under the Scheme. Since the Ekaterina Scheme involves a non-Indian company, approval of the FIPB is required for the issuance of shares by Sesa under the Ekaterina Scheme.

In addition, FIPB approval is required for foreign investment by way of an exchange of shares other than pursuant to a scheme of amalgamation and merger. Irrespective of the amount, a valuation of such shares must be made by a SEBI-registered category-I merchant banker or an investment banker outside India registered with the appropriate regulatory authority in the relevant country.

3.	DESCRIPTION OF SESA ADSs

Citibank, N.A. will be the depositary bank for the Sesa ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013, USA. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts (“ADRs”). The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian will be Citibank, N.A., Mumbai Branch, located at Trent House 3rd Floor, G-60 Bandra Kurla Complex, Bandra (East), Mumbai 400 051, India.

Sesa will appoint Citibank, N.A. as the depositary bank pursuant to a deposit agreement (the “Sesa Sterlite Deposit Agreement”). A draft copy of the Sesa Sterlite Deposit Agreement will be filed with the US Securities Exchange Commission (the “SEC”) under cover of a registration statement on Form F-6. After it is filed with the SEC, Sesa ADS holders will be able to obtain a copy of the Sesa Sterlite Deposit Agreement from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 and by reference to Sesa Sterlite through the SEC’s website at http://www.sec.gov.

Sesa intends to establish the Sesa ADS Facility on terms comparable to the Sterlite ADS Facility except to the extent legal requirements and practical considerations merit, in Sesa’s sole discretion, a change from the terms of the Sterlite ADS Facility. Sesa does not expect that the terms of the Sesa ADS Facility will be materially adversely prejudicial to holders of Sesa ADSs as compared to the terms of the existing Sterlite ADS Facility. A copy of the deposit agreement for the Sterlite ADS Facility may be retrieved from the SEC’s Public Reference Room at the address specified above and by reference to Sterlite through the SEC’s website at http://www.sec.gov.

This section contains a summary description of the Sesa ADSs and the rights of owners of Sesa ADSs as they are currently contemplated. It is important to remember that summaries by their nature lack the precision of the information summarised, and that a holder’s rights and obligations as an owner of Sesa ADSs will be determined by the terms contained in the Sesa Sterlite Deposit Agreement, and not by this summary.

Each Sesa ADS will represent four Sesa shares on deposit with the custodian bank. A Sesa ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of that Sesa ADS but that has not been distributed to the owners of Sesa ADSs because of legal restrictions or practical considerations.

Holders of Sesa ADSs will become a party to the Sesa Sterlite Deposit Agreement on becoming Sesa ADS holders, and therefore will be bound by its terms and, if applicable, the terms of the ADR that represents the specific Sesa ADSs. The Sesa Sterlite Deposit Agreement and the ADR will specify Sesa’s rights and obligations, as well as the holders’ rights and obligations as owners of Sesa ADSs and those of the depositary bank. The depositary bank will be appointed to act on behalf of Sesa ADS holders in certain circumstances. The Sesa Sterlite Deposit Agreement will be governed by New York law. Sesa Sterlite’s obligations to the holders of its shares will be governed by the laws of India, which may be different from the laws in the United States.

An owner of Sesa ADSs will be able to hold Sesa ADSs by means of: (i) an ADR registered in the holder’s name; (ii) through a brokerage or safekeeping account; or (iii) through an account established by the depositary bank in the Sesa ADS holder’s name that reflects the registration of uncertificated Sesa ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of Sesa ADSs is evidenced by periodic statements issued by the depositary bank to the holders of Sesa ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (the “DTC”), which is the central book-entry clearing and settlement system for equity securities in the United States. If Sesa ADSs are held through a brokerage or safekeeping account, the procedures of the broker or bank must be used to assert the rights pertaining to the Sesa ADSs. In this scenario, it is important to consult with the broker or bank to determine what those procedures are. This summary description assumes the Sesa ADSs will be directly owned by means of an ADR registered in the holder’s name, and, as such, will refer to the owners of Sesa ADRs as the “holder.”

3.1	Dividends and distributions

Sesa ADS holders will be entitled to receive the distributions Sesa Sterlite makes on the securities deposited with the custodian bank. However, receipt of these distributions may be limited by practical considerations and legal limitations. Sesa ADS holders will receive such distributions under the terms of the Sesa Sterlite Deposit Agreement in proportion to the number of Sesa ADSs held as at a specified record date.

3.2	Distributions of cash

Whenever Sesa Sterlite makes a cash distribution for the securities on deposit with the custodian, the depositary bank will be notified. Upon receipt of confirmation from the custodian bank that such cash distribution has been received, the depositary bank will arrange for the funds to be converted into US dollars and for the distribution of the US dollars to the Sesa ADS holders.

The conversion into US dollars will take place only if practicable and if the US dollars are transferable to the United States. The amounts distributed to Sesa ADS holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Sesa Sterlite Deposit Agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

3.3	Distributions of Sesa shares

Whenever Sesa Sterlite makes a free distribution of its shares for the securities on deposit with the custodian, the depositary bank will be notified and the applicable number of Sesa shares will be deposited with the custodian. Upon receipt of confirmation of such deposit from the custodian bank, the depositary bank will either distribute to Sesa ADS holders new Sesa ADSs representing the Sesa shares deposited, or modify the ADS-to-shares ratio, in which case each Sesa ADS held will represent rights and interests in the additional Sesa shares so deposited. Only whole new Sesa ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new Sesa ADSs or the modification of the ADS-to-shares ratio upon a distribution of Sesa shares will be made net of the fees, expenses, taxes and governmental charges payable by Sesa ADS holders under the terms of the Sesa Sterlite Deposit Agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Sesa shares so distributed.

No such distribution of new Sesa ADSs will be made if it would violate a law (for example, the US securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new Sesa ADSs as described above, it may sell the Sesa shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

3.4	Elective distributions

If permitted by applicable law, whenever Sesa Sterlite intends to distribute a dividend payable at the election of shareholders either in cash or in additional Sesa shares, Sesa Sterlite will give prior notice thereof to the depositary bank and will indicate whether it is intended that the elective distribution will be made available to holders of Sesa ADSs. In such case, Sesa Sterlite will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available only if it is reasonably practicable and if Sesa Sterlite has provided all of the documentation contemplated in the Sesa Sterlite Deposit Agreement. In such case, the depositary bank will establish procedures to enable Sesa ADS holders to elect to receive either cash or additional Sesa ADSs, in each case as described in the Sesa Sterlite Deposit Agreement.

If the elective distribution is not made available to Sesa ADS holders, either cash or additional Sesa ADSs will be distributed, depending on what a shareholder in India would receive upon failing to make an election, as more fully described in the Sesa Sterlite Deposit Agreement.

3.5	Distributions of rights

Whenever Sesa Sterlite intends to distribute rights to purchase additional Sesa shares, prior notice will be given to the depositary bank and it will indicate whether such rights are to be made available to Sesa ADS holders. In such case, Sesa Sterlite will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional Sesa ADSs to Sesa ADS holders.

The depositary bank will establish procedures to distribute rights to purchase additional Sesa ADSs to Sesa ADS holders and to enable Sesa ADS holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to Sesa ADS holders, and if Sesa Sterlite provides all of the documentation contemplated in the Sesa Sterlite Deposit Agreement (such as opinions to address the lawfulness of the transaction). Sesa ADS holders will have to pay the subscription price, fees, expenses, taxes and other governmental charges to subscribe for the new Sesa ADSs upon the exercise of the rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Sesa shares directly rather than new Sesa ADSs.

The depositary bank will not distribute the rights if:

•	Sesa Sterlite does not request in a timely manner that the rights be distributed to Sesa ADS holders or Sesa Sterlite requests that the rights not be distributed to Sesa ADS holders;

•	Sesa Sterlite fails to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to Sesa ADS holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

3.6	Other distributions

If permitted by applicable law, whenever Sesa Sterlite intends to distribute property other than cash, Sesa shares or rights to purchase additional Sesa shares, Sesa Sterlite will notify the depositary bank in advance and will indicate whether such distribution is to be made to Sesa ADS holders. If so, Sesa Sterlite will assist the depositary bank in determining whether such distribution to Sesa ADS holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property and if Sesa Sterlite provides all of the documentation contemplated in the Sesa Sterlite Deposit Agreement, the depositary bank will distribute the property to the Sesa ADS holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by Sesa ADS holders under the terms of the Sesa Sterlite Deposit Agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property and will sell the property if:

•	Sesa Sterlite does not request that the property be distributed to Sesa ADS holders or if Sesa Sterlite asks that the property not be distributed to Sesa ADS holders;

•	Sesa Sterlite does not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to a Sesa ADS holder is not reasonably practicable.

The proceeds of such a sale will be distributed to Sesa ADS holders as in the case of a cash distribution. If the depositary bank is unable to sell the property, it may dispose of the property for the account of the Sesa ADS holders in any manner it deems reasonably practicable.

3.7	Redemption

Whenever Sesa Sterlite decides to redeem any of the Sesa shares on deposit with the custodian, the depositary bank will be notified. If it is reasonably practicable and if Sesa Sterlite provides all of the documentation contemplated in the Sesa Sterlite Deposit Agreement, the depositary bank will distribute notice of the redemption to the Sesa ADS holders.

The custodian will be instructed to surrender the Sesa shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into US dollars upon the terms of the Sesa Sterlite Deposit Agreement and will establish procedures to enable Sesa ADS holders to receive the net proceeds from the redemption upon surrender of their Sesa ADSs to the depositary bank. Sesa ADS holders may have to pay fees, expenses, taxes and other governmental charges upon the redemption of any Sesa ADSs they hold. If less than all Sesa ADSs are being redeemed, the Sesa ADSs that are to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

3.8	Changes affecting Sesa shares

The Sesa shares held on deposit for the Sesa ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or re-classification of such shares or a recapitalisation, reorganisation, merger, consolidation or sale of assets.

If any such change were to occur, the Sesa ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Sesa shares held on deposit. The depositary bank may in such circumstances deliver additional Sesa ADSs to the Sesa ADS holders or call for the exchange of the Sesa ADS holders’ existing Sesa ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to Sesa ADS holders, the depositary bank may sell such property and distribute the net proceeds to Sesa ADS holders as in the case of a cash distribution.

3.9	Issuance of Sesa ADSs upon deposit of Sesa shares

If permitted under applicable law, the depositary bank may create Sesa ADSs on a person’s behalf if it or the person’s broker deposits Sesa shares with the custodian. The depositary bank will deliver these Sesa ADSs to the person indicated by the person depositing Sesa shares only after the person depositing Sesa shares obtains all necessary government approvals and pays any applicable issuance fees and any charges and taxes payable for the transfer of the Sesa shares to the custodian. A person’s ability to deposit

Sesa shares and receive Sesa ADSs may be limited by US and Indian legal considerations applicable at the time of deposit. In particular, in accordance with applicable regulations of the RBI and the Ministry of Finance of the Government of India (the “Ministry of Finance”), the depositary bank will only be able to accept additional Sesa shares for deposit into the Sesa ADS facility to the extent that there have previously been withdrawals of Sesa shares.

The issuance of Sesa ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Sesa shares have been duly transferred to the custodian. The depositary bank will only issue Sesa ADSs in whole numbers.

Under Indian law, there are certain limitations and conditions with respect to the issuance of Sesa ADSs. Those limitations are set forth in the Operative Guidelines for the Limited Two-way Fungibility of ADRs/GDRs under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 issued by the RBI, as amended and supplemented from time to time by the RBI (as so amended and supplemented, the “Two-Way Fungibility Scheme”).

In general terms, the Two-Way Fungibility Scheme means that, in the absence of an Indian regulatory approval or exemption, Sesa ADSs may be issued by the depositary bank only to the extent previously issued Sesa ADSs have been cancelled and Sesa shares have been withdrawn from deposit.

The depositary bank and the custodian will be required to agree to comply with the numerical limitations and conditions of the Two-Way Fungibility Scheme and Sesa Sterlite will be required to provide to the custodian any and all information that may be requested by the custodian under the Two-Way Fungibility Scheme and any other information that the custodian may reasonably request in connection with the maintenance of the Sesa ADS Facility pursuant to the terms of the Sesa Sterlite Deposit Agreement under applicable Indian laws and regulations. If a person is permitted to make a deposit of Sesa shares, it will be responsible for transferring good and valid title to the depositary bank. As such, the person depositing the Sesa shares will be deemed to represent and warrant that:

•	the Sesa shares are duly authorised, validly issued, fully paid, non-assessable and legally obtained;

•	all pre-emptive (and similar) rights, if any, with respect to such Sesa shares have been validly waived or exercised;

•	the person is duly authorised to deposit the Sesa shares;

•	the Sesa shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the Sesa ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the Sesa Sterlite Deposit Agreement); and

•	the Sesa shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, Sesa Sterlite and the depositary bank may, at the cost and expense of the person depositing Sesa shares, take any and all actions necessary to correct the consequences of the misrepresentations.

3.10	Transfer, combination and split up of Sesa ADRs

A Sesa ADR holder will be entitled to transfer, combine or split up the Sesa ADRs and the Sesa ADSs evidenced thereby. For transfers of Sesa ADRs, the holder will have to surrender the Sesa ADRs to be transferred to the depositary bank and also will be required to:

•	ensure that the surrendered Sesa ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by Sesa ADR holders pursuant to the terms of the Sesa Sterlite Deposit Agreement, upon the transfer of Sesa ADRs.

To have the Sesa ADRs either combined or split up, the Sesa ADRs in question will need to be surrendered to the depositary bank with the request to have them combined or split up, and the Sesa ADR holders will need to pay all applicable fees, taxes, charges and expenses due, pursuant to the terms of the Sesa Sterlite Deposit Agreement, upon a combination or split up of Sesa ADRs.

3.11	Withdrawal of Sesa shares upon cancellation of Sesa ADSs

Sesa ADS holders will be entitled to present their Sesa ADSs to the depositary bank for cancellation. The depositary bank then will have the obligation to transfer to the Sesa ADS holder the corresponding number of underlying Sesa shares at the custodian’s offices, subject to the laws of India. In order to withdraw the Sesa shares represented by the Sesa ADSs, the Sesa ADS holder will be required to pay to the depositary bank the fees for cancellation of Sesa ADSs and any charges and taxes payable upon the transfer of the Sesa shares being withdrawn. The Sesa ADS holder will assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the Sesa ADSs will not have any rights under the Sesa Sterlite Deposit Agreement.

If a Sesa ADS is registered to a particular holder’s name, the depositary bank may ask that holder to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel the holder’s Sesa ADSs. The withdrawal of the Sesa shares represented by the Sesa ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. It is important to note that the depositary bank will only accept Sesa ADSs for cancellation that represent a whole number of securities on deposit.

Holders who present Sesa ADSs for cancellation will be able to take possession of the corresponding Sesa shares in book-entry form only and, as a result, they must have, or establish, a “DR Type” custodian or brokerage (demat) account in India to receive such Sesa shares prior to presenting their Sesa ADSs to the depositary for the Sesa ADS Facility for cancellation. Establishing such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.

Sesa ADS holders will have the right to withdraw the securities represented by their Sesa ADSs at any time except for:

•	temporary delays that may arise because: (i) the transfer books for the Sesa shares or Sesa ADSs are closed; or (ii) Sesa shares are immobilised on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges;

•	restrictions imposed because of laws or regulations applicable to Sesa ADSs or the withdrawal of securities on deposit; and

•	any other circumstances specifically contemplated in the regulations promulgated by the SEC’s staff from time to time.

The depositary bank will only deliver Sesa shares upon surrender of Sesa ADSs to the extent that the number of Sesa shares at that time deposited with the custodian have been listed for trading on the BSE and the NSE and dematerialised. The depositary bank will process requests for withdrawal of the Sesa shares represented by Sesa ADSs surrendered to it on a “first come, first served” basis.

Sesa believes that the Sesa shares to be represented by the Sesa ADSs issued pursuant to the Scheme will be listed for trading on the BSE and the NSE within 45 days after the later of the Sterlite Record Date and the MALCO Record Date.

The Sesa Sterlite Deposit Agreement will not be able to be modified to impair the holder’s right to withdraw the securities represented by the Sesa ADSs, except to comply with mandatory provisions of law.

3.12	Voting rights

A Sesa ADS holder will generally have the right under the Sesa Sterlite Deposit Agreement to instruct the depositary bank to exercise the voting rights for the Sesa shares represented by its Sesa ADSs. The holder will have no right to attend Sesa Sterlite’s general meetings in person. A holder of Sesa ADSs may withdraw the underlying Sesa shares from the Sesa ADS Facility and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming shareholders’ meeting. The voting rights of holders of Sesa shares are described above under “– 1. Description of Sesa shares”.

At Sesa Sterlite’s request, the depositary bank will distribute to the Sesa ADS holders any notice of shareholders’ meeting received from Sesa Sterlite, together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by Sesa ADSs.

If the depositary bank receives voting instructions from Sesa ADS holders in a timely manner, it will endeavour to vote the Sesa shares represented by the holder’s Sesa ADSs as follows:

•	In the event of voting by show of hands, the depositary bank will vote (or cause the custodian to vote) all Sesa shares held on deposit at that time in accordance with the voting instructions received from a majority of Sesa ADS holders who have provided voting instructions.

•	In the event of voting by poll, the depositary bank will vote (or cause the custodian to vote) the applicable Sesa shares held on deposit in accordance with the voting instructions received from the holders of Sesa ADSs.

It should be noted that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. Sesa Sterlite cannot assure that a holder will receive voting materials in time to enable the holder to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

3.13	Fees and charges

A Sesa ADS holder will be required to pay the following service fees to the depositary bank:

Services	Fees

Issuance of Sesa ADSs upon deposit of Sesa shares	Up to US$ 0.05 per Sesa ADS issued

Cancellation of Sesa ADSs for withdrawal of Sesa shares	Up to US$ 0.05 per Sesa ADS surrendered for cancellation

Distribution of cash dividends or other cash distribution	Up to US$ 0.02 per Sesa ADS held

Distribution of Sesa ADSs pursuant to stock dividend, free stock distributions or exercise of rights	Up to US$ 0.05 per Sesa ADS held

Distribution of securities other than Sesa ADSs or rights to purchase additional Sesa ADSs	Up to US$ 0.05 per Sesa ADS held

Depositary services fee	Up to US$ 0.05 per Sesa ADS held

A Sesa ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of Sesa shares (i.e., upon deposit and withdrawal of Sesa shares);

•	expenses incurred for converting foreign currency into US dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements;

•	fees and expenses incurred in connection with the delivery or servicing of Sesa shares on deposit; and

•	taxes and duties upon the transfer of securities (i.e., when Sesa shares are deposited or withdrawn from deposit).

Depositary fees payable upon the issuance and cancellation of Sesa ADSs will typically be paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued Sesa ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the Sesa ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to Sesa ADS holders and the depositary services fee will be charged by the depositary bank to the holders of record of Sesa ADSs as at the applicable Sesa ADS record date.

The depositary fees payable for cash distributions will be generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends or rights), the depositary bank will charge the applicable fee to the Sesa ADS holders as at the record date concurrent with the distribution. In the case of Sesa ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank will send invoices to Sesa ADS holders as at the applicable record date. In the case of Sesa ADSs held in brokerage and custodian account (via DTC), the depositary bank will generally collect its fees through the systems provided by DTC (whose nominee will be the registered holder of the Sesa ADSs held in DTC) from the brokers and custodians holdings Sesa ADSs in their DTC accounts. The brokers and custodians who hold their clients’ Sesa ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank will be able, under the terms of the Sesa Sterlite Deposit Agreement, to refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the Sesa ADS holder.

It should be noted that the fees and charges a Sesa ADS holder may be required to pay can vary over time and may be changed by Sesa Sterlite and by the depositary bank. Sesa ADS holders will receive prior notice of such changes.

The depositary bank may reimburse certain expenses incurred by Sesa Sterlite in respect of the Sesa ADS Facility to be established pursuant to the Sesa Sterlite Deposit Agreement, by making available a portion of the depositary fees charged in respect of the Sesa ADS Facility or otherwise, upon such terms and conditions as Sesa Sterlite and the depositary may agree from time to time.

3.14	Amendments and termination

Sesa Sterlite will be able to agree with the depositary bank to modify the Sesa Sterlite Deposit Agreement at any time without the holders’ prior consent. Sesa Sterlite will undertake to give holders not less than 30 days’ prior notice of any modifications that would prejudice any of the holders’ substantial rights under the Sesa Sterlite Deposit Agreement (except in very limited circumstances enumerated in the Sesa Sterlite Deposit Agreement).

Holders will be bound by the modifications to the Sesa Sterlite Deposit Agreement if they continue to hold their Sesa ADSs after the modifications to the Sesa Sterlite Deposit Agreement become effective. The Sesa Sterlite Deposit Agreement cannot be amended to prevent a holder from withdrawing the Sesa shares represented by its Sesa ADSs (except as permitted by law).

Sesa Sterlite will have the right to direct the depositary bank to terminate the Sesa Sterlite Deposit Agreement. Similarly, the depositary bank will be able in certain circumstances on its own initiative to terminate the Sesa Sterlite Deposit Agreement. In either case, the depositary bank will have to give notice to the holders at least 30 days before termination.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until a holder requests the cancellation of its Sesa ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of Sesa ADSs in a non-interest bearing account. Upon completion of the sale, the depositary bank will have no further obligations to holders of Sesa ADSs other than to account for the funds then held for the holders of Sesa ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

3.15	Books of depositary bank

The depositary bank will maintain Sesa ADS holder records at its depositary office. Holders will be able to inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Sesa ADSs and the Sesa Sterlite Deposit Agreement.

The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of Sesa ADSs and, if applicable, ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law.

3.16	Limitations on obligations and liabilities

The Sesa Sterlite Deposit Agreement will limit Sesa Sterlite’s obligations and the depositary bank’s obligations to the holders. It is important to note the following:

•	Sesa Sterlite and the depositary bank will be obligated only to take the actions specifically stated in the Sesa Sterlite Deposit Agreement without negligence or bad faith.

•	The depositary bank will disclaim any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Sesa Sterlite Deposit Agreement.

•	The depositary bank will disclaim any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to the holders on Sesa Sterlite’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Sesa shares, for the validity or worth of the Sesa shares, for any tax consequences that result from the ownership of Sesa ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the Sesa Sterlite Deposit Agreement, for the timeliness of any of Sesa Sterlite’s notices or for Sesa Sterlite’s failure to give notice.

•	Sesa Sterlite and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the Sesa Sterlite Deposit Agreement.

•	Sesa Sterlite and the depositary bank disclaim any liability if prevented or forbidden from, or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Sesa Sterlite Deposit Agreement, by reason of any provision, present or future, of any law or regulation, or by reason of present or future provision of any provision of the Articles of Association or Memorandum, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond the control of Sesa Sterlite and the depositary bank.

•	Sesa Sterlite and the depositary bank will disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Sesa Sterlite Deposit Agreement or in the Articles of Association or Memorandum or in any provisions of securities on deposit.

•	Sesa Sterlite and the depositary bank will further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of Sesa ADSs or authorised representative thereof, or any other person believed by either Sesa Sterlite or the depositary bank in good faith to be competent to give such advice or information.

•	Sesa Sterlite and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Sesa shares but is not, under the terms of the Sesa Sterlite Deposit Agreement, made available to holders of Sesa ADSs.

•	Sesa Sterlite and the depositary bank will be able to rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	Sesa Sterlite and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the Sesa Sterlite Deposit Agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the Sesa Sterlite Deposit Agreement.

3.17	Pre-release transactions

The depositary bank will be able, in certain circumstances, to issue Sesa ADSs before receiving a deposit of Sesa shares or release Sesa shares before receiving Sesa ADSs. These transactions are commonly referred to as “pre-release transactions.” The Sesa Sterlite Deposit Agreement will limit the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank will be able to retain the compensation received from the pre-release transactions.

3.18	Taxes

Holders will be responsible for the taxes and other governmental charges payable on the Sesa ADSs and the securities represented by the Sesa ADSs. Sesa Sterlite, the depositary bank and the custodian will be able to deduct from any distribution the taxes and governmental charges payable by holders and will be able to sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Holders will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank will be able to refuse to issue Sesa ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian will be able to take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on the holder’s behalf. However, holders may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfil legal obligations. Holders will be required to indemnify Sesa Sterlite, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained on their behalf.

3.19	Foreign currency conversion

The depositary bank will arrange for the conversion of all foreign currency received into US dollars if such conversion is practicable, and it will distribute the US dollars in accordance with the terms of the Sesa Sterlite Deposit Agreement. Holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practicable and lawful and distribute the US dollars to the holders for whom the conversion and distribution is lawful and practicable;

•	distribute the foreign currency to holders for whom the distribution is lawful and practicable; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

4.	NOTICES TO OVERSEAS INVESTORS

4.1	Non-Indian Sterlite or MALCO shareholders or Sterlite ADS holders

The effect of the Transaction, as regards Sterlite or MALCO shareholders or Sterlite ADS holders who are citizens residents or nationals of jurisdictions outside India, may be affected by the laws of the relevant jurisdiction. Such shareholders or ADS holders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of any such shareholders or ADS holders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Transaction, including the obtaining of any governmental or other consents which may be required, compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

4.2	US resale restrictions

The Sesa shares to be issued to shareholders of Sterlite and MALCO and the Sesa ADSs to be issued to Sterlite ADS holders pursuant to the Transaction will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act and, as a consequence, they will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States.

For the purposes of qualifying for the exemption under the registration requirements of the Securities Act (as described above), Sesa will advise the High Courts that their sanctioning of the Scheme will be relied upon by Sesa as an approval of the Scheme following a hearing on its fairness to the shareholders, at which hearing all shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all Sterlite and MALCO shareholders and Sterlite ADS holders.

Under US securities laws, a shareholder of Sterlite or MALCO or a Sterlite ADS holder who is deemed to be an affiliate of Sterlite or MALCO, as the case may be, or Sesa Goa before completion of the Scheme, or of Sesa following completion of the Scheme, may not resell Sesa shares or Sesa ADSs received pursuant to the Scheme without registration under the Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders.

The Sesa shares and the Sesa ADSs have not been approved or disapproved by the SEC or any US state securities commission, nor has the SEC or any US state security commission passed upon the accuracy or adequacy of this document, the Scheme or the Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

PART 6—TAXATION

1.	INDIA

The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the Sesa ADSs and the Sesa shares underlying the Sesa ADSs for non-resident investors of the Sesa ADSs. The summary only addresses the tax consequences for non-resident investors who hold the Sesa ADSs or the Sesa shares underlying the Sesa ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers.

The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains is earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as at the date of this Information Statement, including the Income Tax Act and the special tax regimes under Sections 115AC and 115ACA of the Income Tax Act read with the ADS Scheme, which provides for the taxation of persons resident in India on their global income and of persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. The Income Tax Act is amended every year by the Finance Act of the relevant year. This summary takes into account the impact of proposals contained in the Finance Bill 2012, which is pending enactment. However, it does not take into account the impact of the proposal contained in the Direct Tax Code which has been circulated by the Government of India for public debate and the subsequent revised discussion paper. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the Sesa ADSs or the Sesa shares underlying the Sesa ADSs and does not deal with all possible tax consequences relating to an investment in the Sesa shares and Sesa ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws.

Potential investors should therefore consult their own tax advisers on the tax consequences of the acquisition, ownership and disposal of the Sesa ADSs or the Sesa shares underlying the Sesa ADSs under Indian law, including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

1.1	Residence

For the purpose of the Income Tax Act, an individual is considered to be a resident of India during the fiscal year if he is in India for at least 182 days or at least 60 days in a particular year and for a period or periods aggregating at least 365 days in the preceding four years. However, the 60 day period shall be read as 182 days in the case of (i) a citizen of India who left India in the previous year for employment overseas, or (ii) a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods aggregating to 365 days or more. A company is considered to be resident in India if it is incorporated in India or the control and management of its affairs is situated wholly in India. Individuals and companies who are not residents of India are treated as non-residents.

1.2	Taxation of distributions

Dividend income is currently exempt from tax for shareholders. Dividends paid to non-resident holders of Sesa ADSs are not presently subject to tax in the hands of the recipient. However, the company that is distributing the dividend is liable to pay a “dividend distribution tax” currently at an effective tax rate of 16.22 per cent. (inclusive of applicable surcharge and cess) on the total amount distributed as dividend.

Under Section 115 O (1A) of the Indian Finance Act, 2008, effective 1 April 2008, an Indian company, subject to certain conditions, can set off the dividend income received from its subsidiaries against the amount of dividend income declared by it to its shareholders, therefore reducing the dividend distribution tax to the extent of such set-off. Any distribution of additional Sesa ADSs or Sesa shares to resident or non-resident shareholders will not be subject to Indian tax.

1.3	Minimum alternate tax

Section 115JA of the Income Tax Act, which came into effect in 1 April 1997, brought certain zero tax companies under the ambit of the minimum alternate tax (“MAT”). As per the provisions of the Income Tax Act, if the income tax payable by an assessee on the total income is less than 20.01 per cent. (inclusive of surcharge and cess) of its book profit, such book profit shall be deemed to be total income of the assessee and tax will be payable on such income at a rate of 20.01 per cent. The credit of amounts paid as MAT can be taken on regular income taxes payable in any of the succeeding ten years subject to certain conditions. The manner of computing the MAT which can be claimed as a credit is specified in the Income Tax Act. The Indian Finance Act, 2007, included income eligible for deductions under section 10A and 10B of the Income Tax Act in the computation of book profits for the levy of MAT, and determined that MAT is payable on income which falls within the ambit of section 10A and 10B of the Income Tax Act.

1.4	Taxation of capital gains

Following is a brief summary of capital gains of taxation of non-resident shareholders and resident employees relating to sale of Sesa ADSs and Sesa shares received upon conversion of Sesa ADSs.

Under the ADS Scheme, the transfer of Sesa ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India. It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of Sesa ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the Sesa ADSs.

The cancellation of Sesa ADSs into underlying Sesa shares would not give rise to any capital gains liable to income tax in India.

In accordance with applicable Indian tax laws, any income arising from a sale of the Sesa shares through a recognised stock exchange in India is subject to a Securities Transaction Tax (“STT”) at a rate of 0.1 per cent. of the value of securities if the transaction is a delivery based transaction, and in case of a non-delivery based transaction, STT at a rate of 0.025 per cent. will be payable. Such tax is payable by a person (buyer and seller) irrespective of residential status and is collected by the recognised stock exchange in India on which the sale of the Sesa shares is effected.

Capital gains realised in respect of Sesa shares held by a non-resident investor for more than 12 months will be treated as long-term capital gains and will not be subject to tax in the event such transaction is chargeable to the STT.

Capital gains realised in respect of Sesa shares held by a non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the effective tax rate of 15.76 per cent. (15 per cent. plus applicable surcharge and education cess) in the event such transaction is subject to the STT.

Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates, when the redeemed Sesa shares are sold on a recognised stock exchange against payment in Indian rupees, as it would go out of the purview of Section 115AC of the Income Tax Act and income therefrom would not be eligible for concessional tax treatment. Also, the normal tax rates would apply to income arising or accruing on these Sesa shares. However, no withholding tax is required to be withheld from any income accruing to a FII, as an FII is required to pay the tax on its own behalf.

Upon effectiveness of the Scheme, no capital gains will arise to Sterlite or MALCO shareholders on account of, or consequent to, the issue of Sesa shares in exchange for Sterlite or MALCO shares.

For the purpose of computing the capital gain tax on the sale of Sesa shares, the cost of acquisition of the Sesa shares would be deemed to be the historical cost of acquiring the Sesa ADSs. According to the ADS Scheme, a non-resident’s holding period for the purpose of determining the applicable capital gains tax rate relating to Sesa shares received in exchange for Sesa ADSs commences on the date of notice of cancellation by the depositary bank to the custodian.

It is unclear as to whether section 115AC and the ADS Scheme are applicable to a non-resident who acquires the Sesa shares outside India from a non-resident holder of Sesa shares after receipt of Sesa shares upon conversion of the Sesa ADSs.

In case of off-market sale transactions, capital gains realised in respect of Sesa shares listed in India and held by a non-resident investor for more than 12 months will be treated as long-term capital gain. It is unclear whether it is subjected to tax at the effective tax rate of 10.51 per cent. or 21.01 per cent. (including surcharge and education cess). Capital gains realised in respect of Sesa shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates (maximum rate of 30 per cent. (excluding surcharge and education cess) for individuals and maximum rate of 48 per cent. (excluding surcharge and education cess) for companies) applicable to non-residents under the provisions of the Income Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

For foreign companies the rate of surcharge is 2 per cent. (if the taxable income exceeds INR 10 million) and education cess is 3 per cent.

1.5	Computation of capital gain

For the purpose of computing capital gains on the sale of Sesa shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such Sesa shares and any expenditure incurred wholly and exclusively in connection with such sale. Under the ADS Scheme, the purchase price of Sesa shares received in exchange for Sesa ADSs will be the market price of the underlying shares on the date that the depositary bank gives notice to the custodian of the delivery of Sesa shares in exchange for such corresponding Sesa ADSs. The market price is the price of the Sesa shares prevailing on the BSE or the NSE as applicable. There is no corresponding provision under the Income Tax Act providing for the use of market price as the basis for determination of the purchase price of the Sesa shares. In the event that the tax department denies the use of market price as the basis for determination of the purchase price of the Sesa shares, the original purchase price of the Sesa ADSs shall be considered as the purchase price of the Sesa shares for computing the capital gains tax.

1.6	Tax treaties

The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any agreement for the avoidance of double taxation entered into by the Government of India with the country of tax residence of such non-resident investor. Investors are advised to consult their tax advisors for the purpose of the residential status for the purpose of treaty benefits in the event the investments are made through special purpose vehicle in an overseas jurisdiction.

1.7	Capital losses

The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the Income Tax Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India.

1.8	Buy-back of securities

Indian companies are not subject to tax on the buy-back of their shares. However, shareholders will be taxed on the resulting gains from the share buy-back. A company is required to deduct tax at source in proportion to the capital gains tax liability of its shareholders.

1.9	Stamp duty and transfer tax

A transfer of Sesa ADSs is not subject to Indian stamp duty. A sale of Sesa shares in physical form by a non-resident holder will be subject to Indian stamp duty at a rate of 0.25 per cent. of the market value of the Sesa shares on the trade date, although such duty is customarily borne by the transferee. The transfer of Sesa shares in dematerialised form is not subject to stamp duty.

1.10	Wealth tax, gift tax and inheritance tax

The holding of Sesa ADSs by non-resident investors, the holding of underlying Sesa shares by the depositary in a fiduciary capacity and the transfer of the Sesa ADSs between non-resident investors and the depositary is not subject to Indian wealth tax.

Further, there is no tax on gifts and inheritances which applies to Sesa ADSs or the Sesa shares underlying the Sesa ADSs. Non-resident holders are advised to consult their own tax advisors.

1.11	Estate duty

Under current Indian law, there is no estate duty applicable to a non-resident holder of Sesa ADSs or Sesa shares.

1.12	Service tax

Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of Sesa shares are subject to an Indian service tax at the effective tax rate of 12.36 per cent. collected by the stockbroker. The stock broker is responsible for collecting the service tax for the shareholder and paying it to relevant authority.

2.	US FEDERAL INCOME TAXATION

TO ENSURE COMPLIANCE WITH US TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS INFORMATION STATEMENT WAS NOT WRITTEN OR INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PROSPECTIVE INVESTOR FOR PURPOSES OF AVOIDING US FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON THE

PROSPECTIVE INVESTOR, (B) ANY SUCH TAX DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THIS TRANSACTION, AND (C) EACH PROSPECTIVE INVESTOR SHOULD SEEK ADVICE BASED ON THE PROSPECTIVE INVESTOR’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

2.1	General

The following discussion describes certain material US federal income tax consequences to US Holders (defined below) under present law of an investment in the Sesa ADSs or Sesa shares. This summary applies only to investors that hold Sesa ADSs or Sesa shares as capital assets (generally, property held for investment) and that have the US dollar as their functional currency. This discussion is based on the US Internal Revenue Code of 1986, as in effect on the date of this Information Statement and on US Treasury regulations in effect or, in some cases, proposed, as at the date of this Information Statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	United States expatriates;

•	traders that elect to mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding a Sesa ADS or Sesa share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 5.0 per cent. or more of the total combined voting power of all classes of Sesa, Sterlite or MALCO voting stock;

•	persons who acquired Sesa ADSs or Sesa shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding Sesa ADSs or Sesa shares through partnerships or other pass-through entities.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE US FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SESA ADSs OR SESA SHARES.

The discussion below of the US federal income tax consequences to “US Holders” will apply to a beneficial owner of Sesa ADSs or Sesa shares who is, for US federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to US federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) was in existence on 20 August 1996, was treated as a domestic trust on the previous day and has a valid election in effect under the applicable US Treasury regulations to be treated as a United States person.

If a partnership or other entity or arrangement treated as a partnership for US federal income tax purposes holds Sesa ADSs or Sesa shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A US Holder that is a partner in a partnership holding Sesa ADSs or Sesa shares is urged to consult its tax advisor.

A US Holder who holds Sesa ADSs should be treated as the holder of the underlying Sesa shares represented by those Sesa ADSs for US federal income tax purposes.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADSs, of foreign tax credits for US federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by future actions that may be taken by the US Treasury or parties to whom ADSs are pre-released.

2.2	Taxation of dividends and other distributions on the Sesa ADSs or Sesa shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distributions Sesa makes to US Holders with respect to the Sesa ADSs or Sesa shares generally will be includible in their gross income as foreign source dividend income on the date of receipt by the depositary, in the case of Sesa ADSs, or by such US Holders, in the case of Sesa shares, but only to the extent that the distribution is paid out of Sesa’s current or accumulated earnings and profits (as determined under US federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds Sesa’s current and accumulated earnings and profits (as determined under US federal income tax principles), such excess amount will be treated first as a tax-free return of a US Holder’s tax basis in the Sesa ADSs or Sesa shares, and then, to the extent such excess amount exceeds such US Holder’s tax basis in the Sesa ADSs or Sesa shares, as capital gain. However, Sesa currently does not, and does not intend to calculate its earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate US Holders, including individual US Holders, for taxable years beginning before 1 January 2013, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income”, provided that (1) the Sesa ADSs or Sesa shares, as applicable, are readily tradable on an established securities market in the United States or Sesa is eligible for the benefits of the United States-India income tax treaty, (2) Sesa is neither a PFIC nor treated as such with respect to a US Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the Sesa shares are held for a holding period of more than 60 days during the 121 – day period beginning 60 days before the ex-dividend date. Under US Internal Revenue Service (“IRS”) authority, shares or ADSs representing such shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as Sterlite ADSs currently are and Sesa ADSs are expected to be. US Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to Sesa ADSs or Sesa shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by Sesa with respect to Sesa ADSs or Sesa shares will generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” A US Holder will not be able to claim a foreign tax credit for any Indian taxes imposed with respect to dividend distribution taxes on Sesa ADSs or Sesa shares (as discussed under “- 2. India—Taxation of distributions”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

2.3	Taxation of a disposition of Sesa ADSs or Sesa shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of Sesa ADSs or Sesa shares, a US Holder will generally recognize a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized for the Sesa ADS or Sesa share and such US Holder’s tax basis in such Sesa ADSs and Sesa shares. Any such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period in the Sesa ADSs and Sesa shares at the time of the disposition exceeds one year. Long-term capital gain of individual US Holders generally is subject to US federal income tax at reduced tax rates. The deductibility of capital losses will be subject to limitations. Any such gain or loss that a US Holder recognizes generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

Because capital gains generally will be treated as United States source gain, as a result of the US foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of Sesa ADSs or Sesa shares (as discussed under “- 2. India—Taxation of capital gains,” “- 2. India—Computation of capital gain” and “- 2. India -buy-back of securities”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate US foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of a Sesa ADS or Sesa share and their ability to credit an Indian tax against their US federal income tax liability.

2.4	Passive foreign investment company

Based on the expected market prices of Sesa shares and Sesa ADSs and the composition of Sesa’s income and assets, including goodwill, Sesa Sterlite does not expect to be a PFIC for US federal income tax purposes for its taxable year ending on 31 March 2013, or for any taxable year in the reasonably foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the IRS may assert that, contrary to Sesa’s belief, it was a PFIC for such taxable year. In addition, Sesa must make a separate determination each taxable year as to whether it is a PFIC (after the close of each taxable year). A decrease in the market value of Sesa shares and Sesa ADSs and/or an increase in cash or other passive assets would increase the relative percentage of Sesa’s passive assets. Accordingly, Sesa cannot assure US Holders that it will not be a PFIC for the taxable year ending on 31 March 2013, or for any taxable year in the reasonably foreseeable future.

A non-United States corporation will be a PFIC for US federal income tax purposes for any taxable year if, applying certain look-through rules either:

•	at least 75 per cent. of its gross income is passive income, or

•	at least 50 per cent. of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.

For this purpose, Sesa will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25 per cent. (by value) of the stock. A separate determination must be made after the close of each taxable year as to whether Sesa was a PFIC for that year. Because the value of Sesa’s assets for purposes of the PFIC test will generally be determined by reference to the market price of the Sesa shares and the Sesa ADSs, fluctuations in the market price of the Sesa shares and Sesa ADSs may cause it to become a PFIC. In addition, changes in the composition of Sesa’s income or assets may cause it to become a PFIC.

If Sesa is a PFIC for any taxable year during which a US Holder holds Sesa ADSs or Sesa shares, it generally will continue to be treated as a PFIC with respect to such US Holder for all succeeding years during which it holds Sesa shares or Sesa ADSs, unless Sesa ceases to be a PFIC and the US Holder makes a “deemed sale” election with respect to the Sesa shares or Sesa ADSs. If such election is timely made, the US Holder will be deemed to have sold the Sesa ADSs and Sesa shares it holds at their fair market value on the last day of the last taxable year in which Sesa qualified as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the Sesa shares and the Sesa ADSs for purposes of the PFIC rules. After the deemed sale election, the Sesa shares or Sesa ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Sesa subsequently becomes a PFIC.

For each taxable year that Sesa is treated as a PFIC with respect to a US such US Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it recognizes from a sale or other disposition (including a pledge) of the Sesa ADSs or Sesa shares, unless it makes a “mark-to-market” election as discussed below. Distributions received in a taxable year that are greater than 125 per cent. of the average annual distributions received during the shorter of the three preceding taxable years or the such US Holder’s actual holding period for the Sesa ADSs or Sesa shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated rateably over the holding period for the Sesa ADSs or Sesa shares;

•	the amount allocated to the current taxable year, and any taxable years in the holding period prior to the first taxable year in which Sesa was a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate US Holders will not be eligible for reduced rates of taxation on any dividends received from Sesa Sterlite (as described above under “- Taxation of dividends and other distributions on the Sesa ADSs or Sesa shares”) if Sesa is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the Sesa ADSs or Sesa shares cannot be treated as capital, even if the Sesa ADSs or Sesa shares are held as capital assets.

If Sesa is treated as a PFIC with respect to a US Holder for any taxable year, to the extent any of its subsidiaries are also PFICs or Sesa makes direct or indirect equity investments in other entities that are PFICs, such US Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by Sesa in that proportion which the value of the Sesa ADSs and Sesa shares it owns bears to the value of all of the Sesa ADSs and Sesa shares, and such US Holder may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that it would be deemed to own. US Holders should consult their tax advisors regarding the application of the PFIC rules to any of Sesa’s PFIC subsidiaries.

A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If a US Holder makes a valid mark-to-market election for the Sesa ADSs or Sesa shares, it will include in income for each year that Sesa is a PFIC an amount equal to the excess, if any, of the fair market value of the Sesa ADSs or Sesa shares as at the close of such US Holder’s taxable year over the adjusted basis in such Sesa ADSs or Sesa shares. Such US Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Sesa ADSs or Sesa shares over their fair market value as at the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Sesa ADSs or Sesa shares included in the US Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Sesa ADSs or Sesa shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Sesa ADSs or Sesa shares, as well as to any loss realized on the actual sale or other disposition of the Sesa ADSs or Sesa shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Sesa ADSs or Sesa shares. The US Holder’s basis in the Sesa ADSs or Sesa shares will be adjusted to reflect any such income or loss amounts. If a US Holder makes a mark-to-market election, any distributions that Sesa makes would generally be subject to the tax rules discussed above under “- Taxation of dividends and other distributions on the Sesa ADSs or Sesa shares”, except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable US Treasury regulations. The NYSE is a qualified exchange. Sterlite ADSs are listed on the NYSE and Sesa expects the Sesa ADSs to be listed on the NYSE, consequently, if the Sesa ADSs are regularly traded, the mark-to-market election would be available to US Holders of Sesa ADSs if Sesa becomes a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs Sesa owns, a US Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by Sesa that are treated as an equity interest in a PFIC for US federal income tax purposes. US Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a qualified electing fund (“QEF”) election to include in income its share of the corporation’s income on a current basis. However, US Holders will be able to make a QEF election with respect to Sesa ADSs or Sesa shares only if Sesa agrees to furnish US Holders annually with certain tax information, and it currently does not intend to prepare or provide such information.

If Sesa was to be a PFIC, each US Holder would be required to file an annual report containing such information as the IRS may require in the revised Form 8621. Until the IRS releases the revised Form 8621, this additional reporting requirement is suspended (although a US Holder that is currently otherwise required to file Form 8621 (e.g., a US Holder that makes a QEF election with respect to the PFIC, receives a distribution with respect to the PFIC or makes an actual or deemed disposition of PFIC stock) must continue to file the current Form 8621). However, following the release of the revised Form 8621, US Holders for which the filing of Form 8621 has been suspended for a taxable year will be required to attach Form 8621 for each suspended taxable year to their next income tax or information return required to be filed with the IRS. Additionally, in the event a US Holder does not file Form 8621, the statute of limitations on the assessment and collection of US federal income taxes of such US Holder for the related tax year may not close before the date which is three years after the date on which such report is filed. If the Sesa is or becomes a PFIC, US Holders should consult their tax advisors regarding any reporting requirements that may apply to them.

US Holders should consult their tax advisors regarding the application of the PFIC rules to their investments in Sesa ADSs or Sesa shares.

2.5	Information reporting and backup withholding

Any dividend payments with respect to Sesa ADSs or Sesa shares and proceeds from the sale, exchange, redemption or other disposition of Sesa ADSs or Sesa shares may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

2.6	Additional reporting requirements

Certain US Holders who are individuals are required to report information relating to an interest in Sesa ADSs or Sesa shares, subject to certain exceptions (including an exception for ADSs and shares held in accounts maintained by certain financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Sesa ADSs or Sesa shares.

2.7	Special considerations for holders of Sterlite ADSs or Sterlite and MALCO shares

Subject to the following paragraph, no gain or loss will be recognized by Sterlite or ADS holders who solely receive Sesa ADSs in exchange for their Sterlite ADSs or Sterlite or MALCO shareholders who receive Sesa shares for their Sterlite or MALCO shares. The basis of Sesa ADSs or Sesa shares received by the Sterlite or MALCO shareholders will be the same basis of the Sterlite ADSs or the respective Sterlite or MALCO shares surrendered in exchange therefor. The holding period of the Sesa ADSs or Sesa shares received by Sterlite or MALCO shareholders generally will include the period during which the Sterlite ADSs or the Sterlite or MALCO shares surrendered in exchange therefor were held. The payment of cash in lieu of issuing fractional Sesa ADSs or fractional Sesa shares will be treated as if the fractional Sesa ADS or fractional Sesa share were sold by Sesa with the cash payments treated as having been received as distributions in full payment in exchange for the redeemed fractional shares. Any gain or loss generally will constitute capital gain or loss.

The foregoing assumes that neither Sterlite nor MALCO is a PFIC. In this regards, Sesa makes no representation regarding the status of Sterlite or MALCO as PFICs and either company may be so. While not certain, holders of stock or ADSs in a PFIC that exchange their stock or ADSs for shares or ADSs in a corporation that is not a PFIC are likely to be required to recognize any gain realized in the exchange, which gain would be an excess distribution (as described above under “- Passive foreign investment company”). Holders of Sterlite ADSs or shareholders of Sterlite or MALCO shares should consult with their own US tax advisors regarding the consequences to them of either Sterlite or MALCO being characterized as a PFIC.

PART 7 — IMPORTANT NOTICES

1.	INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements”, that is, statements related to future, not past, events and which may be interpreted as “forward-looking statements” within the meaning of applicable laws and regulations, including within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance, and often contain forward-looking terminology such as “expects”, “estimates”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “may”, “should” or “will” or, in each case, their negative or other variations or comparable terminology.

Forward-looking statements are based on the current beliefs and expectations of the Sesa Sterlite Group’s management and are subject to significant risks and uncertainties. The forward-looking statements involve risks, assumptions and uncertainties regarding the Sesa Sterlite Group’s present and future business strategies, and the environment in which the Sesa Sterlite Group will operate in the future. Many of the factors that will determine these results and values are beyond the Sesa Sterlite Group’s ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statement and should specifically consider the factors identified in this document, which could cause actual results to differ, before making any decision with respect to proposed Transaction. This Information Statement should not be relied upon as a recommendation or forecast by the Sesa Sterlite Group.

The forward-looking statements contained herein, including statements regarding the proposed Transaction, the ability to obtain the various approvals required for the Transaction, the impact of the Transaction on the combined business, the period following completion of the Transaction and the future results of operations or financial performance of the Sesa Sterlite Group following the Transaction, the listing of the Sesa shares on the BSE and NSE and the listing of the Sesa ADSs on the NYSE, by their nature address matters that are, to different degrees, uncertain. Actual results might differ substantially or materially from those expressed or implied. In particular, there can be no assurance that the Transactions will be consummated on the terms described in this Information Statement or at all, that it will have the financial or operational impact on Sesa shareholders and Sesa ADS holders as described in this Information Statement (including anticipated synergies), that the Sesa shares will be listed on the BSE or NSE or that the Sesa ADSs will be listed on the NYSE.

Additional factors that could cause the Sesa Sterlite Group’s results to differ materially from those described in the forward-looking statements include:

•	the Sesa Sterlite Group’s ability to expand its business (including the commercial power business), effectively manage its growth or implement its strategy;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in the Sesa Sterlite Group’s operating areas;

•	a decline or volatility in the prices of or demand for copper, zinc, aluminium, lead, silver, iron ore, oil and gas;

•	events that could cause a decrease in the Sesa Sterlite Group’s production of copper, zinc, aluminium, lead, silver, iron ore, oil and gas;

•	unavailability or increased costs of raw materials for the Sesa Sterlite Group’s products;

•	the Sesa Sterlite Group’s actual economically recoverable copper ore, lead-zinc ore, bauxite, iron ore or oil and gas reserves being lower than estimated;

•	the Sesa Sterlite Group’s ability to retain its executive management team and the management teams running its various businesses and to hire and retain sufficiently skilled labour to support its operations;

•	the Sesa Sterlite Group’s dependence on obtaining and maintaining mining leases and rights to mining sites and oil and gas properties;

•	changes in tariffs, royalties, custom duties and government assistance;

•	the continuation of tax holidays, exemptions and deferred tax schemes currently enjoyed by the Sesa Sterlite Group;

•	reliance on third-party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	increasing competition in the industries in which the Sesa Sterlite Group is active;

•	compliance with extensive environmental and health and safety regulations;

•	a downtrend in the industries in which the Sesa Sterlite Group is active, whether affecting the global market, the domestic market or both;

•	significant changes in political, economic, business, competitive or regulatory environment in India or key markets abroad;

•	currency and interest rate fluctuations;

•	the Sesa Sterlite Group’s ability to maintain good relations with trade unions and avoid strikes and lock-outs; and

•	numerous other matters of national, regional and global scale, including natural calamities, tax laws, litigation, Government policies and regulations.

Additional factors that could cause the Sesa Sterlite Group’s results to differ materially from those described in the forward-looking statements can be found in the section “Part 4—Risk Factors” in this Information Statement. All forward-looking statements attributable to the Sesa Sterlite Group or any person acting on the Sesa Sterlite Group’s behalf are qualified in their entirety by the cautionary statements contained or referred to in this section.

Any forward-looking information in this document has been prepared on the basis of a number of assumptions, which may prove to be incorrect. The views expressed herein may contain information derived from publicly available sources that have not been independently verified; no representation or warranty is made as to the accuracy, completeness or reliability of this information. The forward-looking statements in this Information Statement speak only as at the date of this Information Statement. Save as required by the requirements of SEBI, the BSE and NSE or otherwise arising as a matter of law or regulation, each of Sesa Goa, Sterlite, Sesa Sterlite and MALCO expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of the Sesa Sterlite Group, or any member thereof, with regard thereto or any change in events, conditions or circumstances on which any such statement is based, even if new information, future events or other circumstances have made them incorrect or misleading.

2.	FURTHER INFORMATION

In the United States, Sterlite has filed its annual reports and other information as is required from time to time with the SEC and Sesa intends to file reports and other information as a successor registrant to Sterlite. A copy of such documents filed or to be filed by Sterlite or Sesa can be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC can be contacted at +1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings are also available to the public through the SEC’s website at http://www.sec.gov by reference to Sterlite or Sesa Sterlite, as the case may be.

In India, Sterlite, Sesa Goa, Cairn India and HZL distribute annual reports to all their registered shareholders and file the same with the Registrar of Companies of Madras, Goa, Mumbai and Udaipur, respectively. Sterlite, Sesa Goa, Cairn India and HZL also file information on their quarterly results and other information with the stock exchanges in India where their securities are listed, and this information is publicly available on the websites of such stock exchanges.

Sesa Sterlite intends to distribute printed copies of annual reports to its registered shareholders, with electronic versions to be available upon request. Sesa Sterlite intends to file annual reports with the Registrar of Companies of Goa and to also file information on its quarterly results and other information with the BSE and the NSE.

3.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by Sesa Goa shareholders at the registered office of Sesa Goa (Sesa Ghor, 20 EDC Complex, Patto, Panaji – 403 001, Goa, India), between 11 a.m. and 1 p.m. on all working days (except Saturdays) until the day before the Sesa Goa Scheme Meeting, i.e. until 18 June 2012:

•	a copy of the order dated 27 April 2012 of the Goa High Court passed in Company Application No. 20 of 2012 directing the convening of the meeting of the shareholders of Sesa Goa;

•	the Scheme Document;

•	the memorandum and articles of association of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL;

•	the audited financial statements of each of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL for the fiscal years ended 31 March 2009, 2010 and 2011, prepared in accordance with IGAAP;

•	the unaudited financial results of each of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL for the quarter and for the nine months ended 31 December 2011, prepared in accordance with IGAAP;

•	the disclosure in accordance with Clause 41 and 43 of the Listing Agreement for the quarter ended 31 December 2011 made by each of Sesa Goa and Sterlite;

•	the Joint Valuation Report;

•	the DSP Merrill Lynch Fairness Opinion;

•	the Citi Fairness Opinions;

•	a copy of the No Objection Certificate to the Scheme received from the BSE and the NSE by letters dated 12 April 2012 and 2 April 2012, respectively; and

•	a copy of the approval of the Competition Commission dated 12 April 2012 and received on 23 April 2012.

Copies of the following will be available for inspection by Sterlite shareholders and ADS holders at the registered office of Sterlite (SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin – 628 002, Tamil Nadu, India) between 11 a.m. and 1 p.m. on all working days (except Saturdays) until the days before the Sterlite Scheme Meeting, i.e. until 20 June 2012:

•	a copy of the order dated 26 April 2012 of the Madras High Court passed in Company Application No. 393 of 2012 directing the convening of the meeting of the shareholders of Sterlite;

•	the Scheme Document;

•	the memorandum and articles of association of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL;

•	the audited financial statements of each of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL for the fiscal years ended 31 March 2009, 2010 and 2011, prepared in accordance with IGAAP;

•	the unaudited financial results of each of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL for the quarter and for the nine months ended 31 December 2011, prepared in accordance with IGAAP;

•	the disclosure in accordance with Clause 41 and 43 of the Listing Agreement for the quarter ended 31 December 2011 made by each of Sesa Goa and Sterlite;

•	the Joint Valuation Report;

•	the DSP Merrill Lynch Fairness Opinion;

•	the Citi Fairness Opinions;

•	a copy of the No Objection Certificate to the Scheme received from the BSE and the NSE by letters dated 12 April 2012 and 2 April 2012, respectively; and

•	a copy of the approval of the Competition Commission dated 12 April 2012 and received on 23 April 2012.

Copies of the will be available for inspection by MALCO shareholders at the at the registered office of MALCO (Mettor Dam, R.S. – 646,402, Salem District, Tamil Nadu, India) between 11 a.m. and 1 p.m. on all working days (except Saturdays) until the days before the MALCO Scheme Meeting, i.e. until 22 June 2012:

•	a copy of the order dated 26 April 2012 of the Madras High Court passed in Company Application No. 395 of 2012 directing the convening of the meeting of the shareholders of MALCO;

•	the Scheme Document;

•	the memorandum and articles of association of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL;

•	the audited financial statements of each of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL for the fiscal years ended 31 March 2009, 2010 and 2011, prepared in accordance with IGAAP;

•	the unaudited financial results of each of Sesa Goa, Sterlite, MALCO, Sterlite Energy and VAL for the quarter and for the nine months ended 31 December 2011, prepared in accordance with IGAAP;

•	the disclosure in accordance with Clause 41 and 43 of the Listing Agreement for the quarter ended 31 December 2011 made by each of Sesa Goa and Sterlite;

•	the Joint Valuation Report;

•	the DSP Merrill Lynch Fairness Opinion;

•	the Citi Fairness Opinions;

•	a copy of the No Objection Certificate to the Scheme received from the BSE and the NSE by letters dated 12 April 2012 and 2 April 2012, respectively; and

•	a copy of the approval of the Competition Commission dated 12 April 2012 and received on 23 April 2012.

4.	PRESENTATION OF INFORMATION

4.1	General

The contents of this Information Statement should not be construed as legal, financial or tax advice. Investors should consult their own legal, financial or tax advisers for legal, financial or tax advice.

No statement in this document is intended to constitute a profit forecast or profit estimate for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for any member of the Sesa Sterlite Group as appropriate.

In this Information Statement, references to shares held by one company in another company may include shares held directly and/or though one or more direct or indirect subsidiaries.

4.2	Financial information

The fiscal year of each of the Scheme Companies and Cairn India currently runs from 1 April of a given year until 31 March of the following year. Accordingly, in this Information Statement, the fiscal years ended 31 March 2010, 2011 and 2012 are each also referred to as “fiscal 2010”, “fiscal 2011” and “fiscal 2012”, respectively, and the fiscal year ending 31 March 2013 is referred to as “fiscal 2013”. Prior to the Vedanta Group’s acquisition of a majority stake in Cairn India, Cairn India also produced financial information on a calendar year basis for purposes of its then-parent company’s requirements.

4.3	Provided financial information

Certain financial information included in this Information Statement is presented in crores. A crore is a unit used in India and is equal to 10 million. For example, an amount expressed as INR 15 crores is equal to INR 150 million.

4.4	Documents incorporated by reference

The historical audited consolidated financial statements of Sterlite for the fiscal years ended 31 March 2010, 2011 and 2012, filed as part of Sterlite’s annual report on Form 20-F for the fiscal year 31 March 2012 filed with the SEC on 25 May 2012 are incorporated by reference into this Information Statement.

4.5	Basis of presentation of reserves

(a)	Ore reserves and mineral resources

The reported reserves are defined as being ore reserves as reported in accordance with the terms and definitions of the JORC Code. The reported ore reserves of each project are derived following a systematic evaluation of geological data and a series of technical and economic studies by the Sesa Sterlite Group’s geologists and engineers. The results and procedures used in the majority of these studies have been periodically reviewed by independent consultants.

The estimation of the quantity and quality of the mineral occurrence is defined in two stages. In the first stage, the location, quantity, grade, geological characteristics and continuity of mineral resources are interpreted and estimated from specific geological evidence and knowledge. The geological evidence is gathered from exploration, sampling and testing information through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

In the second stage, the ore reserve is defined. An ore reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting that extraction could reasonably be justified. Ore reserves are sub-divided in order of increasing confidence into probable ore reserves and proved ore reserves.

The ore reserve estimates as at 31 March 2012 for the Sesa Sterlite Group’s mines have been estimated by management based on the last available independent reviews as depleted by internal production data in the intervening years.

In addition to the ore reserves, the Sesa Sterlite Group has identified further mineral deposits as either extensions of or additions to its existing operations that are subject to ongoing exploration and evaluation.

(b)	Oil and gas reserves

Estimates of proved, probable and possible reserves and contingent and prospective resources of Cairn India have been prepared according to the PRMS. The PRMS standard is a referenced standard in published guidance notes of the London Stock Exchange.

The contingent resources estimated herein are those volumes of oil or gas that are potentially recoverable from known accumulations but which are not currently considered to be commercially recoverable because of either the lack of a market or proper delineation necessary to establish the size of the accumulation for commercial purposes. The prospective resources estimated herein are those volumes of oil or gas that are potentially recoverable from accumulations yet to be discovered. Because of the uncertainty of commerciality and the lack of sufficient exploration drilling, the resources estimated herein cannot be classified as reserves. The resources estimates herein are provided as a means of comparison to other resources and do not provide a means of direct comparison to reserves.

(c)	Reserves and production

In this document, unless expressly stated otherwise, references to reserves and production are to total reserves and total production, respectively. Total reserves and total production mean that part of the reserves from a mine and that part of the production at mines and operations, respectively, that companies of the Sesa Sterlite Group have an interest in or rights to. Sesa Sterlite does not wholly own certain of its subsidiaries and therefore total reserves and total production include reserves and production, respectively, attributable to third-party interests in controlled subsidiaries. Rounding adjustments have been made in calculating some of the reserves and production information included in this document. As a result, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that precede them.

There are numerous uncertainties inherent in estimating ore reserves and estimates of ore reserves are based on certain assumptions so changes in such assumptions could lead to reported ore reserves being restated.

Evaluations of oil and gas reserves involve various uncertainties and require exploration and production companies to make extensive judgments as to future events based upon the information available. The crude oil and natural gas reserves data are estimates based primarily on internal technical analyses using standard industry practices. Such estimates reflect Cairn India’s best judgement at the time of their preparation, based on geological and geophysical analyses and appraisal work (which are dynamic processes), and may differ from previous estimates. Reserves estimates are subject to various uncertainties, including those relating to the physical characteristics of crude oil and natural gas fields. These physical characteristics are difficult to estimate and, as a result, actual production may be materially different from current estimates of reserves. Factors affecting reserve estimates include: (i) the outcome of new production or drilling activities; (ii) assumptions regarding future performance of wells and surface facilities; (iii) the results of field reviews; (iv) the ability to acquire new reserves from discoveries or extensions of existing fields; (v) the ability to apply improved recovery techniques; and (vi) changed economic conditions.

4.6	Information on market data and information from third parties

Unless otherwise indicated, all data relating to the copper, zinc and aluminium industries contained in this Information Statement is primarily derived from Brook Hunt & Associates Limited (a Wood Mackenzie company) (“Brook Hunt”) and other industry sources.

Unless otherwise indicated, all data relating to the iron ore industries contained in this Information Statement is primarily derived from the March 2012 Resources and Energy Quarterly from the Australian Bureau of Resources and Energy Economics (“REQ”) and from data and information published by the US Geological Survey (“USGS”).

Unless otherwise indicated, all data relating to the power industry in India contained in this Information Statement is derived from Annual Reports (2005-06, 2006-07, 2007-08, 2009-10 and 2010-11) of the Ministry of Power of the Government of India (the “Ministry of Power”), the General Review (2004-05 to 2011-12) of the Central Electricity Authority of India (“CEA”) and the Ministry of Power website. The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours or kWh.

Unless otherwise indicated, all data relating to the oil and gas industry contained in this Information Statement is primarily derived from the BP Statistical Review of World Energy June 2011 and from data and information published by the US Energy Information Agency, a statistical agency of the United States government (the “US EIA”).

4.7	Exchange rate information

Unless otherwise indicated, all references in this document to “US dollars” or “US$” are to the lawful currency of the United States, all references to “Indian rupees” or “INR” are to the lawful currency of India and all references to “Australian dollars” or “AUD” are to the lawful currency of Australia.

Except for the pro forma financial information for Sesa Sterlite included in this Information Statement, references in this Information Statement to US dollar amounts have, unless the context requires otherwise, been calculated by reference to the noon buying rate of INR 50.89 per US$ 1.00 in the City of New York for cable transfers of Indian rupees, as certified by the Federal Reserve Bank of New York, as at 31 March 2012. The pro forma financial information stated in US dollars has been converted from indian rupees solely for the convenience of the reader based on the closing exchange rate between Indian rupees and US dollars of INR 51.1565 per US$ 1.00 as at 31 March 2012. The translations of Indian rupee amounts to US dollars are solely for the convenience of the reader and no representation is made that the Indian rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

4.8	References to times

All references in this document to a specific time, unless otherwise specified, are to Indian Standard Time (“IST”).

4.9	Note on figures

Certain figures (including percentages) in this Information Statement have been rounded in accordance with commercial principles and practice. Figures that have been rounded in various tables may not necessarily add up to the exact arithmetic total given in the respective tables.

PART 8—DESCRIPTION OF SESA STERLITE

1.	THE INDUSTRY

1.1	Copper

(a)	Global copper market

(i)	Background

Copper is a non-magnetic, reddish-coloured metal with a high electrical and thermal conductivity (among pure metals at room temperature, only silver has a higher electrical conductivity), high tensile strength and resistance to corrosion.

The copper market is geographically diverse in terms of both production and consumption. The different geographical locations of the copper mines and the smelting and refining facilities have led to the development of “custom smelters/refineries”, which tend to be heavily reliant on imported concentrates.

Copper consumption can be divided into three main product groups: copper wire rods, copper products and copper alloy products. The predominant use of copper has been the production of copper wire rods, which accounted for an estimated 55 per cent. of total global consumption (i.e. including scrap) and approximately 70 per cent. of primary consumption in 2011. Wire rod is consumed in five main wire and cable markets which include general and industrial cable, utility power cable, telecommunication cable, other insulated wire and winding wire.

In the global copper consumer market in 2011, the construction segment accounted for 33 per cent. of copper consumption, followed by the electric and electronic products segment (33 per cent.), the industrial machinery and equipment segment (13 per cent.), the copper tube segment (13 per cent.) and the consumer and general products segment (8 per cent.).

The copper industry has three broad categories of producers:

•	miners, which mine the copper ore and produce copper concentrate;

•	custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.

(ii)	Global copper reserves

Global copper reserves were estimated to be, as at 31 December 2011, 690 million tonnes. According to preliminary estimates by the USGS, Chile, Peru, Australia, Mexico and United States have the majority of copper reserves and collectively account for approximately 64 per cent. of world reserves.

(iii)	Refined copper consumption

Global copper consumption increased from 19.3 million tonnes in 2010 to 19.8 million tonnes in 2011.

China continued to lead demand growth in 2011 with an increase of 8 per cent. as continued economic growth underpinned demand. In particular, spending in the infrastructure sector continued to form the major part of end use demand. However, overall growth in 2011 was 2.6 per cent. lower than the overall growth of 11.3 per cent. in 2010. The lower growth in 2011 as compared to the growth in 2010 reflects an increase of growth in North America (3.2 per cent.), the Middle East (3.6 per cent.), Europe (3.2 per cent.), Asia (3.0 per cent.) and a decrease in the rest of Asia (other than China) of 4.9 per cent. and a decrease in Latin America of 1.8 per cent.

China was the largest end user of copper in 2011 with a global market share of 39.3 per cent., totalling Asia’s combined market share to 63.3 per cent., followed by Europe (20.0 per cent.), North America (9.9 per cent.) and Latin America (4.4 per cent.). Previously, Europe and North America accounted for over 60 per cent. of copper consumption during 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. This trend of Asia’s rising and growing dominance in global copper consumption is expected to continue.

The following table sets forth the regional consumption pattern of refined copper from 2009 to 2011:

	Year Ended December 31
	2009		2010		2011
Region	Volume	%	Volume	%	Volume	%
	(thousands of tonnes, except percentages)
Latin America	768	4.4	903	4.7	887	4.5
Rest of Asia(1)	3,868	22.3	4,391	22.8	4,173	21.1
China	6,375	36.8	7,204	37.4	7,780	39.3
Europe	3,536	20.4	3,861	20.4	3,986	20.1
North America	1,780	10.3	1,899	9.9	1,959	9.9
Africa	309	1.8	296	1.5	280	1.4
Oceania	130	0.8	131	0.7	131	0.7
India	552	3.2	580	3.0	593	3.0
Total	17,318	100.0	19,265	100.0	19,790	100.0

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brook Hunt Metals Market Service Report, March 2012

(iv)	Copper supply

Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies.

The five largest copper mining countries were Chile (32.6 per cent.), China (8.4 per cent.), Peru (7.4 per cent.), the United States (7.1 per cent.) and Australia (5.8 per cent.), which together accounted for approximately 61.1 per cent. of the total copper mined as of 31 March 2011. Less than 50.0 per cent. of global copper production is integrated, with the remainder of copper concentrate sold in the custom smelting market. The five largest copper mining companies as at March 2012 were Corporación Nacional del Cobre, Chile (“Codelco”) (10.0 per cent.), Freeport-McMoran Copper and Gold Corporation (“Freeport-McMoran”) (8.0 per cent.), BHP Billiton (6.9 per cent.), Xstrata AG (“Xstrata”) (5.2 per cent.), and Rio Tinto Alcan Limited (“Rio Tinto”) (4.2 per cent.).

The major smelting locations include China (27.7 per cent.), Chile (10.0 per cent.), Japan (8.5 per cent.), Russia (5.0 per cent.) and India (4.3 per cent.), which together accounted for 55.7 per cent. of global production as at 31 March 2012 and thus were major importers of copper concentrate in 2011. The five largest copper smelting companies were Codelco (6.2 per cent.), Xstrata (4.5 per cent.), Jiangxi Copper Corporation (“Jiangxi Copper”) (4.3 per cent.), The Aurubis Group (“Aurubis”) (4.4 per cent.) and Nippon Mining and Metals Co. Limited (3.7 per cent.).

The five largest copper producing countries were China (26.4 per cent.), Chile (15.8 per cent.), Japan (6.8 per cent.), the United States (5.1 per cent.) and Russia (4.6 per cent.), which together accounted for about 58.7 per cent. of the total copper produced worldwide in 2011. The five largest copper refining companies as of 31 March 2012 were Codelco (8.5 per cent.), Aurubis (5.5 per cent.), Freeport-McMoran (5.1 per cent.), Jiangxi Copper (4.7 per cent.) and Xstrata (3.2 per cent.).

Global copper production increased from 19.0 million tonnes in 2010 to 19.7 million tonnes in 2010, a year-on-year (“YoY”) increase of 0.7 per cent.

The following table sets forth the regional production pattern of refined copper from 2009 to 2011:

	Year Ended December 31
	2009		2010		2011
Region	Volume	%	Volume	%	Volume	%
	(thousands of tonnes, except percentages)
Latin America	4,197	22.9	4,135	21.8	4,178	21.2
Rest of Asia(1)	3,221	17.6	3,350	17.6	3,210	16.3
China	4,109	22.5	4,566	24.0	5,197	26.4
Europe	3,380	18.5	3,596	18.9	3,687	18.7
North America	1,496	8.2	1,405	7.4	1,280	6.5
Africa	742	4.1	883	4.7	971	4.9
Oceania	449	2.5	427	2.3	500	2.5
India	712	3.9	647	3.4	674	3.4
Total	18,306	100.0	19,009	100.0	19,697	100.00

Note:

(1)	Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brook Hunt Metals Market Service Report, March 2012

(v)	Pricing

Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The significant price increase in 2006 resulted from healthy demand growth and supply, and limited ore availability and labour disruptions at several mines. Large volumes of copper were imported into China due to increased domestic consumption in 2007. This reduced international inventories and resulted in the price increasing to above US$ 7,000 per tonne for most of the second and third quarters of 2007. The same trend continued in the first nine months of 2008, but in the fourth quarter of 2008 the price fell below US$ 4,000 per tonne mainly due to the turmoil in the financial markets and the subsequent fall in global demand. Copper prices on the LME increased consistently during the second half of 2009 and increased to an average of around US$ 8,800 per tonne by 2011.

The following table sets forth the movement in copper prices from 1998 to 2011:

Spot TC/RCs [Mines to Traders) 1998-2011 (in nominal US$)

Spot TC/RCs	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Jan	17.9	8.2	12.3	15.1	11.5	5.1	4.6	34.6	33.1	12.8	11.8	18.2	2.6	14.1
Feb	16.7	6.4	14.1	17.4	11.5	5.1	2.6	38.5	29.5	10.3	2.3	16.7	1.3	14.1
Mar	15.4	6.4	16.2	17.4	10.5	4.4	0.0	46.2	24.4	10.8	0.0	11.5	0.5	29.5
Apr	12.8	6.4	17.7	17.7	10.0	4.4	0.0	44.9	19.2	5.1	3.8	7.7	1.3	28.2
May	12.8	9.0	21.0	16.9	10.0	2.6	5.1	43.6	7.2	5.1	3.8	8.5	1.3	21.3
Jun	11.5	6.4	20.3	16.2	8.2	3.8	13.6	34.6	11.5	5.6	2.3	6.4	0.0	19.2
Jul	11.5	8.2	19.2	16.2	6.9	3.1	16.7	30.8	14.1	0.5	2.6	4.4	3.3	15.9
Aug	11.5	7.9	16.7	14.9	6.4	3.1	22.6	32.1	9.0	1.3	4.1	3.3	3.8	12.3
Sep	10.3	10.3	16.7	14.1	5.6	3.6	27.0	32.1	7.7	5.1	9.0	4.6	11.5	12.3
Oct	9.0	10.0	13.8	15.1	4.6	4.6	27.0	38.5	9.0	7.2	10.8	1.4	20.0	9.0
Nov	9.0	10.3	14.6	15.4	5.1	3.1	28.2	38.5	15.4	10.3	17.9	3.3	20.0	5.1
Dec	8.2	11.5	13.6	15.4	5.1	3.9	28.2	38.5	15.4	12.8	19.3	3.1	20.0	8.2
Ave	12.2	8.4	16.3	16.0	8.0	3.9	14.6	37.7	16.3	7.2	7.3	7.4	7.1	15.8

Source: Brook Hunt, a Wood Mackenzie Company

Source: Brook Hunt Copper Metal Service Report.

The LME copper cash price was US$ 8,457 per tonne as of 31 March 2012.

For custom smelters, TcRc rates have a significant impact on profitability as prices for copper concentrate are equal to the LME price net of TcRc and prices of finished copper products are equal to the LME price plus a premium. A significant proportion of concentrates are sold under frame contracts and TcRc are negotiated annually. The main conditions of the contract which are subject to negotiation are the TcRcs that are expressed in US dollars per dry tonne of concentrate (“Tc”) and in cents per pound of payable copper (“Rc”), and, until the end of 2006 (under long-term contracts) price participation. The TcRc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

With another year of high prices combined with a marked deficit in copper concentrates in 2010, a substantial portion of profit was distributed to miners. Since 2006, TcRc have fallen significantly, reflecting an ongoing tightening in the physical concentrate demand/supply balance. Traditionally, the benchmark copper concentrate TcRc (excluding price participation, if any) is based on the annual negotiations between the Japanese smelters and BHP Billiton. However, in 2010, the benchmark was set by negotiations between Freeport-McMoran and Sumitomo Metal Mining, which settled at US$ 46.5 per tonne and US$ 0.0465 per pound, an increase from the US$ 45.0 per tonne and US$ 0.045 per pound terms agreed for 2008, but a decrease from the US$ 75.0 per tonne and US$ 0.075 per pound terms agreed for 2009. In fiscal 2012, annual negotiation and multiple settlements have been agreed for contracts with a range of US$ 60 to US$ 65 per tonne and US$ 0.06 to US$ 0.065 per pound compared to a single benchmark level. The range of settlements represent a modest increase on the 2011 benchmark of US$ 56 per tonne and US$ 0.056 per pound.

The following table sets forth the movement in copper TcRc from 2002 to 2011:

	Year Ended December 31,
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(US cents per lb, except percentages)
TcRc(1)	15.5	13.9	13.0	29.6	45.9	15.4	11.5	29.2	11.9	14.4
% Change	(10.8)	(10.1)	(7.0)	128.5	55.0	(66.5)	(25.0)	66.7	(38.0)	20.4

Note:

(1)	Includes price participation, if any.

Source: Brook Hunt Metals Market Service Report, March 2012

(b)	Indian copper market

(i)	Background

The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper Limited (“HCL”), which was the only producer in India until 1995, and has transformed significantly with the entry of Sterlite and of Birla Copper, now owned by Hindalco Industries Limited (“Hindalco”). The Indian industry can be classified into two broad categories: manufacturers of refined copper (copper cathodes) and manufacturers of copper products. Of the three manufacturers of refined copper, HCL is the only primary producer, which mines and refines copper. Hindalco and Sterlite process primarily imported copper concentrate to produce end products such as copper bars, rods and wires.

The Indian copper industry opened to private sector investment in 1992. Prior to 1992, the industry was dominated by HCL, a public sector undertaking owned by the Government of India. HCL was incorporated in November 1967 with the objectives of carrying out mining operations and producing copper and related products. Sterlite is one of the two custom copper smelters in India with a primary market share of 46.5 per cent. in fiscal 2012, according to the International Copper Promotion Council of India.

(ii)	Consumption pattern

Consumption in the Indian primary copper market increased from 580,000 tonnes in 2010 to 593,000 tonnes in 2011. However, the share of refined copper from HCL, Hindalco and Sterlite decreased due to rising imports of refined copper and copper scrap. In addition, demand for copper in India is expected to grow from 614,000 tonnes in 2012 to 1.9 million tonnes in 2025, representing a compound annual growth rate (“CAGR”) of 9.1 per cent. over three years. This compares to world demand for copper, which Brook Hunt estimates will grow from 20.5 million tonnes in 2012 to 32.1 million tonnes in 2020, representing a CAGR of 3.5 per cent.

India’s manufacturing sector has shown resilience to increasing interest rates and inflation. Growth has been modest due to cautious investment and expansion on account of tight monetary policies. The overall Indian copper consumption grew by approximately 3.0 per cent. in fiscal 2012. The year began with 6.0 per cent. annualised growth in the first quarter. However, consumption dipped in the second quarter on account of rising LME prices and increased use of scrap and secondary metal.

(iii)	Pricing and tariff

Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. The following table sets out the customs duties that were applicable on copper for the period indicated:

	29 April 2008 to 2 January 2009	3 January 2009 to 27 February 2011	28 February 2011 to present
Copper	5%	5%	5%
Copper concentrate	2%	2%	2.5%

In addition, the Indian Finance Act (2 of 2004), which has been in effect since 8 July 2004, levies an additional surcharge at the rate of 2 per cent. of the total customs duty payable, which has been further increased to 3 per cent. of the total customs duty payable effective as of 1 March 2007.

On 28 February 2011, the Government of India announced the increase of import duty on copper concentrate from 2 per cent. to 2.5 per cent.

(c)	Market outlook

(i)	Global copper outlook

The developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this growth are primarily China and India. Global refined consumption of copper is expected to increase from 19.8 million tonnes in 2011 to 20.5 million tonnes in 2012, an increase of 0.7 per cent. Asia is expected to contribute approximately 64.5 per cent. of this incremental growth.

The mine production is expected to rise by 9.0 per cent. in 2012 YoY, mainly due to an increase in investments in Africa (20.4 per cent. YoY production increase in 2012) and Latin America (11.7 per cent. YoY production increase in 2012). However, the long-term view on availability of concentrates remains subdued since mining projects are taking longer to implement due to depleting resources of copper. Existing mining projects are experiencing problems such as power shortage, depleting ore grade and labour issues. Global copper concentrate demand is expected to exceed mine production and is expected to be stable in 2012.

The global copper smelter production capacity is expected to increase by 8.5 per cent. in 2012 YoY with a production of 16.8 million tonnes and by 7.9 per cent. and 4.9 per cent. for the years 2013 and 2014 with a production of 18.2 million tonnes and 19.1 million tonnes, respectively.

One possible catalyst for any meaningful recovery in long-term TcRcs will be a rationalisation, or at least restructuring, of the custom smelting industry and a likely substantial increase in global copper concentrate production. Until then, TcRcs are likely to remain well below their previous long-term average.

(ii)	Indian copper outlook

India’s copper market is expected to remain positive with strong growth in key user segments such as power, construction and engineering. Indian refined copper consumption is expected to continue to grow strongly in line with the overall growth of the economy. Continued growth in the industrial, housing, infrastructure and power sectors is expected to drive the demand for copper over the medium term.

The Government of India’s 11th Plan expects domestic demand for refined copper to grow at about 6 per cent. per annum while production of refined copper is expected to increase by 15 per cent. per annum. The five major industries that consumed 82 per cent. of the copper in India are electrical, telecom, engineering, construction and transport. Copper consuming sectors have been recognised by the Government of India as key infrastructure sectors to sustain the growth of the Indian economy. For example, under the projections of investment in infrastructure during the 11th Plan, the power, telecom and railway industries are expected to attract 30.4 per cent., 13.2 per cent. and 12.7 per cent., respectively, of the total projected investment in infrastructure of US$ 581.68 billion during the 11th Plan. The power industry has seen a CAGR of 5.1 per cent. from fiscal 2003 to fiscal 2007 and has a target growth rate of 9 per cent. for fiscal 2008 to fiscal 2012 according to the Ministry of Power. This is in conjunction with the programme of providing electricity to 80,000 Indian villages by 2012, with India’s power capacity targeted to double to 200,000 megawatts by 2012. According to the Ministry of Railways of the Government of India, the railway industry has seen average annual growth of over 7 per cent. in both freight and passenger traffic from fiscal 2002 to fiscal 2007. The Ministry of Heavy Industries and Public Enterprises of the Government of India calculated that production in the automotive industry has grown 16 per cent. with exports having grown at a CAGR of 30 per cent. per year for fiscal 2002 to fiscal 2006 and identified investment of INR 110-120 billion per annum as required for the automotive industry to reach its growth potential during the 11th Plan period.

India’s per capita copper consumption in India was less than 0.5 kilogramme in 2009. This increased to 0.59 kilogrammes in 2011 as compared to that of China which has approximately 5 kilogrammes and North America with 7.5 kilogrammes. If India’s per capital copper consumption moves towards the per capita copper consumption levels in the rest of the world, suggesting that India’s copper market has the potential for significant growth.

1.2	Zinc

(a)	Global zinc market

(i)	Background

Zinc is the fourth most common metal in the world, trailing only iron, aluminium and copper in worldwide annual production.

The principal use for zinc is galvanising, which involves coating steel with zinc to guard against corrosion. Galvanising, including sheet, tube, wire and general galvanising, accounted for approximately 57 per cent. of world consumption of zinc in 2011. The main end-use industries for galvanised steel products are the automobile manufacturing, domestic appliance manufacturing and construction industries, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include die-casting alloys (12 per cent.), brass semis and castings (11 per cent.), oxides and chemicals (8.0 per cent.) and semi-manufactured products (8 per cent.). Alloys are principally used in vehicles and building hardware.

The zinc industry has three broad categories of producers:

•	miners, which mine the lead-zinc ore and produce zinc concentrate for sale to smelters, and usually receive payment for 85 per cent. of the zinc contained in the concentrate less a Tc;

•	smelters, which purchase concentrate and sell refined metal, with some smelters also having some integrated production downstream; and

•	integrated producers, which are involved in both the mining and smelting of zinc.

Most integrated producers are only partially integrated and therefore need to either buy or sell some concentrate. Only approximately one-third of total western world zinc production can be attributed to integrated producers.

(ii)	Global zinc reserves

Global zinc reserves were estimated to be, as at 31 December 2011, 250 million tonnes, according to preliminary estimates by the USGS. Australia, China, Peru, Mexico and Kazakhstan collectively account for 60.0 per cent. of world reserves.

The following table sets out the world zinc reserves as at 31 December 2011:

Reserves (in million tonnes)
Australia	56
China	43
Peru	19
Mexico	17
Kazakhstan	12
United States	12
India	12
Bolivia	5
Canada	4
Ireland	2
Other countries	68
World Total (rounded)	250

Source: USGS, Mineral Commodity Summaries, January 2012

(iii)	Zinc consumption

Global zinc consumption grew by 7.6 per cent. in 2011. Zinc consumption increased from 11.7 million tonnes in 2010 to 12.6 million tonnes in 2011, according to Brook Hunt Zinc Metal Market Service Long Term Outlook, March 2012. The ongoing process of urbanisation and industrialisation, especially in the developing economies of China and India, has contributed to this growth. The United States and Europe recovered to post strong growth in 2011.

In both absolute and percentage terms, galvanising is forecast to be the fastest growing end use with the principal applications being found in the construction and automotive industries.

China, Europe and North America together accounted for approximately 70.2 per cent. of global zinc consumption in 2011. With a CAGR of 10.7 per cent. and 6.9 per cent. between 2007 and 2011, China and India respectively have been the fastest growing zinc markets in the world. These two countries are expected to lead future growth as well.

The following table sets forth the regional consumption pattern of refined zinc from 2009 to 2011:

	Year Ended December 31
	2009		2010		2011
Region	Volume	%	Volume	%	Volume	%
Europe	1,921	19	2,290	20	2,451	19
China	4,100	40	4,705	40	5,257	42
India	495	5	561	5	597	5
Rest of Asia(1)	1,694	17	2,057	18	2,124	17
North America	1,021	10	1,074	9	1,146	9
Latin America	535	5	604	5	633	5
Oceania	217	2	223	2	226	2
Africa	153	2	165	1	173	1
Total	10,136	100	11,679	100	12,607	100

Note:

(1) Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brook Hunt Zinc Metal Market Services Report, March 2012

(iv)	Zinc supply

There are zinc mining operations in approximately 40 countries. The six largest zinc mining countries are China (33.7 per cent.), Australia (11.6 per cent.), Peru (9.3 per cent.), United States (5.9 per cent.), India (5.8 per cent.) and Canada (5.1 per cent.), which together accounted for more than 70 per cent. of total zinc mined worldwide in 2011. India accounted for about 5.8 per cent. of the global mine output in 2011. Mine production has fallen in North America in the last few years as a result of mine closures, which has resulted principally from reserve exhaustion and also from economic pressures. China and India, on the other hand, have expanded their mine output to more than offset this. The five largest zinc mining companies in 2011 were Xstrata (8.2 per cent.), HZL (5.8 per cent.), Teck Resources Limited (5.1 per cent.), China Minmetals Corporation (4.9 per cent.) and Glencore International AG (2.9 per cent.)

Australia and Peru are the largest concentrate exporters. Much of this is supplied through traders rather than sold directly to smelters. The largest concentrate importing region is Europe, followed by China, the Korea Republic and Japan. The main custom smelters are located in these regions.

Zinc smelting is less geographically concentrated than zinc mining. With a production of 5.2 million tonnes of zinc in 2011, China is the largest single zinc-producing country in the world. The other major zinc producing countries and regions include Western Europe and North America, which along with China accounts for approximately 60 per cent. of total global zinc production. The three largest zinc producing companies in 2011 were Nyrstar NV (8.6 per cent.), Korea Zinc Company Limited (8.0 per cent.) and HZL (5.8 per cent.), which together accounted for about 22.0 per cent. of the total zinc produced worldwide in 2011.

The following table sets forth the regional production pattern of refined zinc from 2009 to 2011:

	Year Ended December 31
	2009		2010		2011
Region	Volume	%	Volume	%	Volume	%
	(thousands of tonnes, except percentages)
Europe	2,023	18.1	2,339	18.4	2,414	18.4
China	5,246	38.0	5,099	40.1	5,224	39.7
India	646	5.8	727	5.7	819	6.2
Rest of Asia(1)	1,814	16.2	1,971	15.5	2,004	15.2
North America	888	8.0	936	7.4	909	6.9
Latin America	752	6.7	866	6.8	969	7.4
Australia	525	4.7	499	3.9	519	3.9
Africa	279	2.5	275	2.2	287	2.2
Total	11,174	100.0	12,712	100.0	13,144	100

Note:

(1) Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brook Hunt Zinc Metal Services Report, March 2012

(v)	Pricing

Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. A surge of large mine start-ups in the period from 1999 to 2000 led to substantial global zinc supply surpluses and a build-up of commercial stocks from 2002 to 2003. As a result, the refined zinc price slumped, reaching a low of US$ 779 per tonne in 2002. The most vulnerable mines closed down during this period. However, China’s consumption growth increased rapidly and in 2004, refined zinc consumption surpassed production. With strong consumption growth and rapidly falling commercial stocks, zinc prices appreciated strongly in 2004 and 2005. A fundamentally strong market in 2006, also fuelled by speculation as base metals, including zinc, were increasingly traded like financial instruments, saw a market deficit of 659,000 tonnes and prices reaching a peak of US$ 4,620 per tonne in November 2006.

Zinc prices declined in 2007 and continued to decline during 2008 as the metal market remained in surplus throughout 2008. The LME cash price for zinc in October 2008 averaged US$ 1,301 per tonne, an approximate 70 per cent. decline in value from its peak reached in 2006. A wave of zinc mine closings and cutbacks (particularly in Australia, Canada, and the United States) began in mid-2008 as prices began to fall below operating costs, and a few smelters announced production cutbacks towards the end of the year in order to prevent an accumulation of stocks. Mines in New York and Tennessee closed in 2008 because of low zinc prices.

Towards the later part of 2009, prices began to increase continuously. This increase was fuelled by expectations and improved industry performance. In 2010, the average price of zinc on the LME was up by 30.1 per cent. to US$ 2,157, as compared to US$ 1,659 in 2009. This increase was principally driven by keen investors’ interest in the metal coupled with strong demand. In 2011, the average price of Zinc on the LME increased from US$ 2,157 to US$ 2,190, representing a 1.5 per cent. increase.

The following table sets forth the movement in zinc prices from 2002 to 2011:

	Year Ended December 31
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(US$ per tonne, except percentages)
LME Cash Price (US$)	778	828	1,048	1,381	3,272	3,248	1,870	1,659	2,157	2,190
% Change	(12.2)	6.4	26.5	31.8	136.9	(0.7)	(42.4)	(11.3)	30.1	1.5

Source: Brook Hunt Zinc Metals Market Service Long Term Outlook- March 2012

(b)	Indian zinc market

(i)	Background

The Indian zinc industry has only two producers. The leading producer is HZL, which had an 82.0 per cent. market share in India in fiscal 2012, according to the India Lead Zinc Development Association (“IZLDA”), HZL has a refining capacity of 879,000 tpa. The other producer is Binani Zinc Limited with a 6 per cent. market share, which has a refining capacity of 38,000 tpa, with the balance being served by imports.

(ii)	Consumption pattern

Consumption of refined zinc in India reached 597,000 tonnes during 2011. The principal use of zinc in the Indian market is in the galvanising sector, which currently accounts for an estimated 75.0 per cent. of total consumption. Galvanisation is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanising, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys. With expected infrastructure development such as roads, irrigation, construction, oil and gas and ports, there is expected to be increased demand for steel, thus providing significant opportunities for zinc in India.

(iii)	Pricing and tariff

Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal.

The following table sets out the customs duties that were applicable on zinc for the periods indicated:

	29 April 2008 to 2 January 2009	3 January 2009 to present
Zinc	0%	5%

In addition, the Indian Finance Act (2 of 2004) levies an additional surcharge at the rate of 3 per cent. of the total customs duty payable, which is an increase from 2 per cent. prior to 1 March 2007.

(c)	Market outlook

(i)	Global zinc outlook

According to Brook Hunt, as a consequence of the stabilisation and improvement in global economic growth, zinc consumption is forecast to grow at a robust pace in the near term with an increasing growth rate of 5.0 per cent. in 2012 and 2013 increasing global consumption to 13.9 million tonnes in 2012. For the period from 2012 to 2025, consumption growth is forecast to grow at an average of 3.7 per cent. per annum. As a result of these growth rates, global zinc consumption is forecast to reach 17.8 million tonnes in 2020, an increase of 6 million tonnes from 2010.

(ii)	Indian zinc outlook

The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanising and zinc alloys for the construction segment. Indian zinc demand is expected to grow in the next few years based on a positive gross domestic product forecast. The key components for growth are ongoing and upcoming infrastructure projects, telecom and power projects and automobile sector. By the end of the Eleventh Five Year Plan (2007-2012), power capacity is expected to have an addition of 54,000 MW. The National Highway Authority of India and the Ministry of Road of the Government of India together have awarded 62 projects in 2012. A total of US$ 500 billion was approved by the Government of India as part of the current five year plan across power, telecom, roads, ports, aviation and other growth sectors. This investment is envisaged to double In the Twelfth Five Year Plan (2012-2017).

1.3	Iron ore

(a)	Global iron ore market

(i)	Background

Iron ore is the key raw material used to make pig iron and steel. According to the Mineral Information Institute, 98 per cent. of the mined iron ore is used to make steel.

The iron ore itself is usually found in the form of magnetite (Fe3O4), hematite (Fe2O3 ), goethite, limonite or siderite. Hematite is also known as “natural ore.” The name refers to the early years of mining, when certain hematite ores contained 66 per cent. iron and could be fed directly into iron making blast furnaces.

The iron ore industry has two broad categories of producers:

•	Mining companies with a focus on extracting different metals and minerals including iron ore; and

•	Steel companies, who mine and produce iron ore to benefit from security of supply of its key raw materials.

In recent years, there has been an increasing trend for steel producers to secure the supply of iron ore through long-term contracts, strategic investments directly in iron ore projects and acquisition of iron ore producers.

(ii)	Global iron ore reserves

Global crude iron ore reserves were estimated to be, as of January 2012, 80 billion tonnes, according to the estimates by the USGS. Australia, Russia, Brazil and China collectively account for approximately 68 per cent. of world reserves.

The following table sets forth global iron ore reserves:

	Crude Ore	Iron Content
	(Million tonnes)
Australia	35,000	17,000
Brazil	29,000	16,000
Russia	25,000	14,000
China	23,000	7,200
India	7,000	4,500
Venezuela	4,000	2,400
Canada	6,300	2,300
Sweden	3,500	2,200
United States	6,900	2,100
Ukraine	6,000	2,100
Iran	2,500	1,400
Kazakhstan	3,000	1,000
Mauritania	1,100	700
South Africa	1,000	650
Mexico	700	400
Other countries	12,000	6,000
World total (rounded)	170,000	80,000
Source: USGS, Mineral Commodity Summaries, January 2012

(iii)	Iron ore supply

The key regions producing iron ore are Brazil, Australia, China and India. According to REQ, world iron ore production grew by three per cent. to 2,144 million wet tonnes in 2011, from 2,080 million wet tonnes in 2010. The output increased mainly in the iron ore rich regions, with Australia, China and Brazil being the largest producers.

Due to the disparity in regional supply and demand, particularly in China, there has been a significant increase in world exports of iron ore. In 2011, according to the REQ world exports had reached 1,075 million wet tonnes, an increase of two per cent. over the previous year.

During 2011, Australian producers exported 439 million wet tonnes, while Brazil exported approximately 313 million wet tonnes of iron ore. These two countries together represented 68 per cent. of all world exports/availability of iron ore in 2011. This trend is expected to continue as iron ore quality in China is inferior and needs to be blended with higher quality iron ore for its steel production requirements and thus China will increasingly require import of higher quality iron ore from other regions. In addition to Australia and Brazil, India, the CIS and the African Continent are also significant exporters of iron ore.

The following table sets forth the pattern of iron ore exports in 2010 and 2011:

	Year Ended December 31
	2010		2011
Region	Volume	%	Volume	%
	(Million wet tonnes, except percentages)
Australia	402	38.2	439	40.8
Brazil	311	29.6	313	29.1
India	96	9.1	63	5.9
Canada	33	3.1	34	3.2
South Africa	48	4.6	54	5.0
West Africa (Guinea and Mauritania)	11	1.0	12	1.1
Other	150	14.3	160	14.9

Total	1,051	100.0	1,075	100.0

Source: Australian Bureau of Resources and Energy Economics, REQ March 2012

The iron ore market is highly consolidated with a few producers accounting for the majority of supply. The five largest iron ore mining companies are Vale Limited (“Vale”) Rio Tinto plc (“Rio Tinto”), BHP Billiton, Fortescue Metals Group and Kumba Iron Ore. The strong pricing environment in recent years has driven consolidation and development and expansion of production among the major players in the industry.

(iv)	Iron ore imports

According to the REQ, international iron ore imports reached a record level of 1,075 million tonnes in 2011 and is expected to increase to 1,500 million wet tonnes by 2017. China continues to be the main destination for world iron ore shipments, importing 645 million wet tonnes in 2011, representing a 60 per cent. share of the total world imports.

The below table sets forth iron ore imports for 2010 and 2011:

	Year Ended December 31
	2010		2011
Region	Volume	%	Volume	%
	(Million wet tonnes, except percentages)
European Union	133	12.7	136	12.7
Japan	134	12.7	128	11.9
China	619	58.9	645	60.0
Republic of Korea	56	5.3	64	6.0
Chinese Taipei	19	1.8	22	2.0

Total	1,051	91.4	1,075	92.6

Source: Australian Bureau of Resources and Energy Economics, REQ March 2012

(v)	Pricing

Historically, iron ore pricing has been established by the price agreements made in the spring/early summer between large iron ore producers (Vale, Rio Tinto, BHP Billiton) and major steel manufacturers. Traditionally, the first deal reached between these two groups sets a benchmark to be followed by the rest of the industry. However, in recent years a spot iron ore market has developed, primarily in China with 62 per cent. Tianjin CFR becoming a global benchmark, and contract prices are now to a large extent linked to spot prices. Iron ore has seen significant price increases in recent years due to tight supply in the market. The most significant price drops in recent years happened in 2009 due to the global recession and in 2011 on the back of the European sovereign debt crisis. The emergence of a spot iron ore market has forced significant structural changes to the marketing and pricing of iron ore and has led to an increase in price volatility.

(b)	Indian iron ore market

(i)	Background

India is self-sufficient in iron ore. India has been a traditional exporter of iron ore, with most of the exports going to China, Japan, South Korea and other Far Eastern countries. Overseas iron ore mining companies are looking to acquire rights to explore, mine and export iron ore from India. Key players include the National Mineral Development Corporation, Sesa Goa, Kudremukh Iron Ore Co., Rungta Mines Ltd, Mineral Sales Private Limited and Essel Mining & Industries Ltd. Apart from these, some of the integrated steel companies like Steel Authority of India and Tata Iron and Steel Companies have their own captive mines. Global steel companies such as South Korea-based Pohang Iron and Steel Company and Arcelor Mittal SA are in the process of constructing greenfield steel production plants integrated into iron ore mines.

(ii)	Consumption pattern

In India, National Steel Policy has a steel production target of 110 million tonnes by 2019-20 from 38 million tonnes in 2004-05, reflecting an expected CAGR of 7.3 per cent. This would require an availability of 190 million tonnes of iron ore for domestic consumption. As of the fiscal year 2011, India was producing approximately 208 million tonnes of iron ore, of which approximately 111 million tonnes were used by the domestic iron and steel industry. In order to meet the iron ore demand of domestic steel producers of 190 million tonnes by 2019-20, the iron ore industry will need to increase its production to approximately 300 million.

India’s iron ore industry is fragmented with most iron ore mines in private hands. Orissa, Karnataka, Chhattisgarh, Goa and Jharkand are the major iron ore producing states in India. The production of iron ore is conducted through large mechanised mines in the public and private sector as well as small manual and semi manual mines in the private sector.

(iii)	Pricing and tariff

In spite of being self-sufficient in iron ore, the domestic prices tend to follow the international prices. The contract prices are determined by the government-owned agency, the National Mineral Development Corporation, which usually reacts to firm rise in international prices, though with a lag, by increasing the domestic prices to align with the international prices.

The Indian Government had set an export duty on iron ore fines with less than 62 per cent. iron content of INR 50 per tonne while the export duty on iron ore fines with an iron content of more than 62 per cent. and all grades of lumps is INR 300 per tonne. On 13 June 2008, the Government of India changed the export duty on iron ore to 15 per cent. ad valorem on the FOB value of exports. On 28 February 2011, India raised the duty to 20 per cent. from 5 per cent. on fines and to 20 per cent. from 15 per cent. on lumps with effect from 1 March 2011. With effect from 30 December 2011, the Export duty has been raised to 30 per cent. on both fines and lumps.

(c)	Market outlook

(i)	Global iron ore outlook

Absent another global liquidity crunch, the iron ore market is expected to remain reasonably tight in 2012. However, prolongation of the sovereign debt crisis in Europe, uncertainty persisting about the US recovery, inflation and a real estate bubble and present challenges in China may potentially result in different scenarios on the iron ore market.

Steel supply and demand factors will directly impact the global iron ore market. According to the REQ, Chinese imports are expected to keep growing at a strong pace, going up seven per cent. from 2011 to 2012 and growing at a CAGR of 5 per cent. over the period 2011-2017 to 1.5 billion tonnes. In the short run, Chinese iron ore imports will crucially depend on the amount of domestic iron ore mines coming into production and the cost and quality of the iron ore it will produce. In the medium and long run, Chinese imports are expected to grow at a steady pace as domestic reserves deplete, steel mills will increasingly be located in coastal cities and the demand for high quality, foreign iron ore top produce higher quality steel will increase.

With regard to supply, Australia and Brazil are expected to remain dominant while Indian exports are projected to decline. Furthermore, West African countries such as Guinea are expected to emerge and take way market share from Brazil and Australia. In terms of projects, certain projects are scheduled for completion in 2013 and 2014, for example, Rio Tinto’s Nammuldi expansion adding 26 million tonnes per annum, BHP Billiton’s Jindelbar mine and rail adding 35 million tonnes per annum, and Fortescue Metals Group’s Chichester Hub and Solomon developments adding 100 million tonnes per annum by 2013.

(ii)	Indian iron ore outlook

According to the REQ, Indian iron ore exports are expected to decrease to 43 million tonnes in 2012 compared with 63 million tonnes in 2011, and to remain stable in the medium to long term. This is mostly as the result of the government policy to put restrictions in place to maintain an adequate supply of iron ore for the domestic iron and steel market. The current export tax on iron ore is 30 percent of the iron ore value and has been increased over the last couple of years. Further, the government of India has banned production in Karnataka since mid-2010 to prevent illegal mining from taking place. The REQ forecasts these factors to depress exports and estimates Indian exports by 2017 will amount to 40 million tonnes.

1.4	Aluminium

(a)	Global aluminium market

(i)	Background

Aluminium is lightweight in relation to its strength, durability and resistance to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses.

The importance of different sectors in aluminium demand varies significantly between developed and developing nations and this variation has become increasingly important with the emergence of China by some way as the world’s largest consumer. In mature economies transport plays a more important role in aluminium demand than construction. In 2011, the four largest sectors of end-uses for aluminium globally were construction (27 per cent.), transport (23 per cent.), electrical (14 per cent.) and packaging (12 per cent.).

The raw material from which aluminium is produced is bauxite, which is a very common mineral found mainly in tropical regions. It normally occurs close to the surface and can be mined by open-pit methods. Bauxite is refined into alumina. Typically, bauxite ranges from 35 per cent. to 60 per cent. contained alumina. There are several different types of bauxite, and alumina refineries are usually designed to treat a specific type. The majority of alumina refineries are therefore integrated with mines.

(ii)	Aluminium consumption

World primary aluminium consumption increased from 35.6 million tonnes in 2009 to 44.7 million tonnes in 2011, an increase of 9.3 per cent. The growth was primarily due to China, which between 2008 and 2011 saw a demand increasing at a CAGR of 15.2 per cent. compared to 5.7 per cent. for the rest of the world (excluding China) for the same period. The CAGR in demand in each of Europe and North America between 2008 was (1.7) per cent. and (3.3) per cent., respectively, which reflected the impact of a slowing economy in these regions.

Brook Hunt has forecast global primary aluminium consumption in 2012 to be 47.4 million mt, 2.7 million mt higher than 2011.

The following table sets forth the regional consumption of primary aluminium from 2009 to 2011:

	Year Ended December 31
	2009		2010		2011
Region	Volume	%	Volume	%	Volume	%
North America	4,724	13.4	5,285	12.9	5,492	12.3
Europe	7,154	20.2	7,992	19.5	8,420	18.8
China	13,879	39.2	16,519	40.4	19,222	43.0
Rest of Asia(1)	5,704	16.1	6,553	16.0	6,704	15.0
Latin America	1,587	4.5	1,829	4.5	1,996	4.5
India	1,478	4.2	1,715	4.2	1,839	4.1
Oceania	437	1.2	466	1.1	459	1.0
Africa	424	1.2	531	1.3	546	1.2

Total	35,388	100	40,889	100	44,677	100

Note:

(1) Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brook Hunt Aluminium Metal Service Report, March 2012

(iii)	Aluminium supply

Brook Hunt has forecasted that global aluminium production will grow from 45.6 million mt in 2011 to 52.9 million mt in 2013 with a CAGR of 6.7 per cent. Driven by rising LME aluminium prices, global production growth increased steadily since April 2009, due to an increase in production in China. LME inventory levels have been at an average of around 4.6 million mt in 2011 and there are indications that inventories are also being accumulated elsewhere. The forward structure of the aluminium price in the LME will continue to favour stock financing, so aluminium demand for investment will compete with aluminium demand for consumption over the remainder of 2012 and 2013.

The following table sets forth the actual and estimated regional production of primary aluminium from 2009 to 2011:

	Year Ended December 31
	2009		2010		2011
Region	Volume	%	Volume	%	Volume	%
China	13,500	36.0	17,300	40.9	19,200	42.1
North America	4,759	12.7	4,689	11.1	4,971	10.9
Europe	8,144	21.7	8,378	19.8	8,667	19.0
Latin America	2,507	6.7	2,307	5.5	2,185	4.8
Oceania	2,212	5.9	2,278	5.4	2,307	5.1
Rest of Asia(1)	3,220	8.6	3,977	9.4	4,793	10.5
Africa	1,682	4.5	1,745	4.1	1,803	4.0
India	1,479	3.9	1,608	3.8	1,660	3.6

Total	37,504	100.0	42,283	100.0	45,585	100.0

Note:

(1) Rest of Asia is Asia excluding China and India, but including the Middle East.

Source: Brook Hunt Aluminium Metal Service Report, March 2012

(iv)	Bauxite

Bauxite, the principal raw material used in the production of alumina, which in turn is a key raw material for aluminium production, is typically open-pit mined in very large-scale operations. Between 2.0-3.6 dry tonnes of bauxite are usually required to make one tonne of alumina (depending on ore type, alumina content and variables such as proportion of reactive silica and organic matter). Based on data from the USGS, as reported in January 2012, Guinea has the largest bauxite reserves in the world (26.0 per cent.), followed by Australia (19.0 per cent.), Brazil (12.0 per cent.), Vietnam (8.0 per cent.), Jamaica (7.0 per cent.) and India (3.0 per cent.).

The table below sets forth the world reserves as at January 2012:

Reserves (million tonnes):
Guinea	7,400
Australia	6,200
Brazil	3,600
Vietnam	2,100
Jamaica	2,000
India	900
Guyana	850
China	830
Greece	600
Suriname	580
Venezuela	320
Russia	200
Kazakhstan	160
United States	20
Other countries	3,300
World total (rounded)	29,000

Source: USGS, Mineral Commodity Summaries, January 2012

Global production of bauxite is expected to have reached 220 million tonnes in 2011, representing a 5.3 per cent. increase YoY. Australia, China, Brazil, India and Guinea are the largest bauxite producing countries, representing 82 per cent. of world’s total production in 2011.

(v)	Pricing

Aluminium is an LME traded metal. It is either sold directly to consumers or on a terminal market. The price is based on the LME price but producers are also able to charge a regional price premium, which generally reflects the cost of obtaining the metal from an alternative source.

Alumina prices are negotiated on an individual basis between buyers and sellers but are usually determined by reference to the LME price for aluminium. The negotiated agreements generally take the form of long-term contracts, but fixed prices can be negotiated for shorter periods and a relatively small spot market also exists.

The LME aluminium cash price was US$ 2,098.5 per tonne as of 31 March 2012.

While aluminium prices have risen by 67.0 per cent. from 2001 to 2011, alumina prices have risen by more than 151.7 per cent. during the same period. Rampant demand in China and the increasing exposure of commodities to fund activity in 2011 resulted in cash LME aluminium prices recording an increase of 10.8 per cent. Alumina prices also recorded an increase of 12.6 per cent.

(b)	Indian aluminium market

(i)	Background

India has been producing primary aluminium since 1938, and over the years, the model that prevailed was of fully integrated operations with access to bauxite, alumina and power. As this model consolidated, the corporate structure of the aluminium industry also changed, with smaller regional producers being absorbed or merged to form larger integrated players with international presence.

The domestic Indian aluminium industry consists of four primary producers: Hindalco with 37 per cent., NALCO, a Government of India enterprise, with 23 per cent., VAL at 22 per cent. and BALCO with 18 per cent. and, according to Aluminium Association of India (“AAI”).

India possesses considerable resources of bauxite, estimated at 2.3 billion tonnes. In Orissa, according to Indian industry sources, bauxite resources are estimated to be 1.3 billion tonnes, with large resources in Panchpatmali, Pottangi and Baphalimali. In Andhra Pradesh, there are 0.6 billion tonnes, with large bauxite concentrations in Saparla and Jarella. At current extraction rates, these two states alone have the equivalent of over 200 years’ of Indian requirements. Even using the more conservative USGS reserve estimate, India has reserves equivalent to almost 70 years at current output.

According to the USGS, India has the sixth largest resources of bauxite ore in the world, with total recoverable resources estimated at 900 million tonnes. These bauxite ore reserves are high grade and require less energy to refine, thus resulting in significant cost advantages for Indian aluminium producers.

(ii)	Supply and demand

There are currently five refineries and five smelters operating in India, owned by four producing companies: 87 per cent. state-owned NALCO, privately held Hindalco, VAL and BALCO,

The aluminium industry in India remains largely self-sufficient. Primary production has kept pace with demand, such that output in 2011 of 1.66 million tonnes resulted in India being a small net exporter. The majority of aluminium produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the UAE. Primary production has been supplied by a commensurate growth in domestic alumina output. Production in 2011 of 3.5 million tonnes made India a modest exporter as it supplied alumina into the third-party market.

Aluminium consumption in India increased by 7.0 per cent, YoY in 2011 backed by strong growth in the electricity, transportation, industrial and infrastructure sectors.

Indian primary aluminium consumption in 2012 is estimated to grow at 9.8 per cent. to 2.02 million tonnes. As the domestic economy continues to grow and demand for exports increases, it is expected to result in the Indian aluminium consumption of primary aluminium being approximately 2.5 million tonnes by 2014. From 2010 to 2025, Indian aluminium consumption is forecast to grow at an average annual rate of 8.9 per cent., which is expected to result in consumption reaching 6.1 million tonnes by 2025, making India the world’s second largest aluminium consumer after China.

The electrical segment, which accounts for a large part of total aluminium consumption, uses aluminium in overhead conductors, transformer coils, bus bars and foil wraps for power cables. With its low weight and price, aluminium has significant competitive advantages over copper in the manufacture of overhead conductors. For example, the low weight of aluminium leads to savings in the investments required in transmission line towers in terms of strength and cable span (distance between towers). As a result, conductors for overhead power transmission are made exclusively of aluminium.

(iii)	Pricing and tariff

Domestic aluminium prices track global price trends as producers usually price the metal at a marginal discount to the landed cost of imported metal. Though value-added product prices also track metal price movement, they usually have relatively less volatility and command a premium reflecting the degree of value addition and quality, as indicated by the brand.

The following table sets out the customs duties that were applicable for the periods indicated:

	29 April 2008 to 2 January 2009	3 January 2009 to present
Aluminium	5%	5%

In addition, the Indian Finance Act (2 of 2004) of India, which has been in effect since 8 July 2004, levies an additional surcharge at the rate of 2 per cent. of the total customs duty payable, which has been further increased to 3 per cent. of the total customs duty payable effective 1 March 2007.

(c)	Market outlook

(i)	Global aluminium outlook

According to Brook Hunt, global capacity is estimated at 52.5 million metric tonnes per annum in 2011 and required capacity utilisation is expected to be at 74.8 per cent. per annum in 2025. Average global demand growth of 4.4 per cent. per annum between 2011 and 2025 would result in a need for 13.8 mt of additional production above the base of existing capacity plus projects in the highly probable category. Brook Hunt currently has 47 mt of projects classified as probable or possible from which this production is expected to come.

Global production in 2025 is projected to be 82.5 million tonnes. Total global primary aluminium consumption is forecast by Brook Hunt to grow by 4.7 per cent. per annum from 2010 to 2025, bringing global consumption in 2025 to 81.7 million tonnes, which is twice the current levels.

(ii)	Indian aluminium outlook

India is a growing player in the global aluminium industry (forecast to produce 3.5 million tonnes per annum of aluminium in 2016), given its modest labour cost, proximity to fast growing end markets and its significant bauxite and coal resources, which have been estimated to be 2.3 billion tonnes and 250 billion tonnes, respectively. China (16.6 mt/a) and India(7.6 mt/a) are jointly expected to add about 62.0 per cent. of global alumina production growth by 2016. This would bring India’s refining capacity to 11.5 million tonnes by 2015, placing it among the top tier of global producers.

In terms of cash costs, India is reasonably well placed globally in primary smelting, lying at the lower end of the second quartile, compared to China, which occupies most of the fourth quartile. Indian smelters form part of integrated chains, stretching back to bauxite, alumina and forward into semi-fabricating operations. Indian smelters are also endowed with their own CPPs and favourable labour costs.

According to Brook Hunt, aluminium consumption in India increased by 7.0 per cent. YoY in 2011 due to medium growth in the electricity, transportation, industrial and infrastructure sectors.

Over the medium term, there will be fewer policies such as those encouraging purchases of new vehicles, but a number of multi-annual government expenditure plans will underpin demand in the coming years. The power sector, for instance, will continue to support aluminium demand as village electrification plans continue. Infrastructure investment as well as the execution of the final stage of the 11th Five Year Plan (which is from 2007 to 2012) will fuel housing investment in the next three years. While primary aluminium consumption is expected to grow at 10.0 per cent. YoY in 2012, the construction sector is estimated to grow at a higher pace. Growing urbanisation, an increasing number of households together with higher employment levels will drive demand for housing. Total primary aluminium consumption in India is expected to be 2.02 million tonnes in 2012. In the longer term, the consumption of aluminium in India is expected to grow from 1.8 million tonnes in 2011 to 6.1 million tonnes in 2025.

1.5	Commercial power generation

(a)	Industry overview

India has experienced shortages in energy and peak power requirements. The current revised capacity addition target for the 11th Plan is 78,700 MW, of which 62,734 MW is likely based on the mid-term appraisal of the Planning Commission. As at 29 March 2012, capacity addition achieved over the 11th Plan has been 68.5 per cent. of the original target addition, or 53,922 MW. The total installed power generation capacity in India was 190,592 MW as at 29 February 2012. According to the CEA Monthly Review published in February 2012, the total energy deficit and peak power deficit for the period April 2011 to January 2012 was approximately 8.1 per cent. and 10.6 per cent., respectively

(b)	Installed capacities

As of 29 February 2012, India’s power system had an installed generation capacity of approximately 190,592 MW. The Central Power Sector Utilities of India accounted for approximately 30.5 per cent. of total power generation capacity as at 31 March 2012, while the various state entities and private sector companies accounted for approximately 44.1 per cent. and 25.4 per cent., respectively.

MW	Central	State	Private	Total	Share of total
Thermal	44,317	53,393	27,020	124,730	65.4%
Hydro	8,985	27,338	2,525	38,848	20.4%
Nuclear	4,780	—	—	4,780	2.5%
Renewable Energy Source	—	3,371	18,863	22,234	12.3%

Total	58,082	84,102	48,408	190,592	100.0%

Source: CEA

A significant majority of India’s power requirements are dependent upon thermal coal-fired power plants. According to the Ministry of Coal of the Government of India (the “Ministry of Coal”), the total coal resources of India are 285.8 billion tonnes as of 1 April 2011, and according to the US Energy Information Agency, a statistical agency of the United States government (the “US EIA”), India has the fifth largest coal reserves in the world as of 2008. The following table sets forth the coal resources for the Indian states with the largest coal resources:

Indian states with more than 8 billion tonnes of coal resources	Total Coal Resources
(in billion tonnes)
Jharkhand	78.9
Orissa	69.1
Chattisgarh	49.3
West Bengal	29.9
Madhya Pradesh	23.1
Andhra Pradesh	22.1
Maharashtra	10.5

Source: Ministry of Coal

(c)	Industry demand-supply overview

The Indian power sector has historically been characterised by energy shortages which have been increasing over the years. The following table sets forth the peak and normative shortages of power in India from 2002 to December 2011:

	Peak				Normative
Period	Demand	Supply	Shortage		Demand	Supply	Shortage
	(MW)	(MW)	(MW)	(%)	(MU)	(MU)	(MU)	(%)
2002-2003	81,492	71,547	9,945	12.2	545,983	497,890	48,093	9
2003-2004	84,574	75,066	9,508	11.2	559,264	519,398	39,866	7
2004-2005	87,906	77,652	10,254	11.7	591,373	548,115	43,258	7
2005-2006	93,255	81,792	11,463	12.3	631,554	578,819	52,735	8
2006-2007	100,715	86,818	13,897	13.8	690,587	624,495	66,092	10
2007-2008	108,866	90,793	16,217	16.6	737,052	664,660	72,392	10
2008-2009	109,809	96,785	13,024	11.9	777,039	691,038	86,001	11
2009-2010	119,166	104,009	15,157	12.7	830,594	746,644	83,950	10
2010-2011	122,287	110,256	12,031	9.8	861,591	788,355	73,236	9
2011-2012	127,724	114,233	13,491	10.6	775,257	712,694	62,563	8

Source: Ministry of Power

(d)	Regional demand-supply overview

The following table displays the peak and normative power shortages in India for the period 2011-12 across different regions in India:

Region	Energy Requirement	Deficit	Peak Demand	Deficit
	(MU)	(%)	(MW)	(%)
Northern	231,272	(6.5)	40,428	(7.8)
Western	241,214	(11.4)	42,352	(15.1)
Southern	211,457	(7.3)	34,072	(7.6)
Eastern	81,996	(4.7)	14,505	(3.7)
North Eastern	9,318	(9.3)	1,920	(7.2)
All India	775,257	(8.1)	133,097	(10.6)

Source: CEA Monthly Review, February 2012

(e)	Future capacity additions

The Government of India’s national electricity policy envisages “Power for all by 2012”. and per capita availability of power to be increased to 1,000 units by 2011 to 2012. To achieve this, a total capacity addition of about 100,000 MW will be required during periods of the 10th Plan and 11th Plan. To meet the energy generation requirement of 1,038 billion units and a peak load of 152,746 MW with diversity and a 5 per cent. spinning reserve, a capacity addition of about 82,500 MW is required during 11th Plan. Based on the 10th Plan’s actual capacity addition of 21,180 MW, a capacity addition of 78,577 MW comprising of 39,865 MW (50.7 per cent.) in the central sector, 27,952 MW (35.6 per cent.) in state sector and 10,760 MW (13.7 per cent.) in private sector is proposed during the 11th Plan. This estimate was revised to 62,734 MW comprising 21,222 (33.8 per cent.) in the central sector, 21,355 MW (34 per cent.) in state sector and 19,797 MW (31.6 per cent.) in private sector Out of the 62,734 MW, projects totalling to 53,922 MW (86.0 per cent. of the revised proposed capacity) have been installed. The addition in fiscal 2012 was 19,459 MW. The working group on power has recommended a plan size of about 82,200 MW for the 12th Plan, which would comprise hydro projects totalling about 30,000 MW, thermal projects totalling 42,200 MW and nuclear projects of about 10,000 MW. The revised plan size under the 12th plan is 76,000 MW.

The power sector in India is characterised by under-investment and resulting supply constraints, as a result of which, the power section in India suffers significant levels of energy deficits. The Indian Electricity Act, 2003 (the “Electricity Act”) was enacted in order to consolidate multiple legislations covering various aspects of the power sector and to enhance the scope of power sector reforms. Reforms to national tariff policy in India in 2003 made it mandatory for power requirements to be procured via a transparent competitive bidding process as per the guidelines issued by the Ministry of Power.

In order to accelerate the development of power plants in India, the Government of India has proposed the setting up of twelve ultra mega power projects (“UMPPs”). Each project will be 4,000 MW and will use coal as fuel. The Government of India will ensure land and environmental clearances, fuel linkage, offtake agreements and a payment security mechanism to ensure smooth implementation. Tata Power has been awarded the Mundra UMPP in Gujarat and Reliance Power has won three UMPPs, Sasan in Madhya Pradesh, Krishnapatnam in Andhra Pradesh and Tilaiya in Jharkhand. Two additional sites have been identified as power units in Tamil Nadu.

(f)	Transmission and distribution

In India, the transmissions and distributions system are comprised of state grids, regional grids (which are formed by interconnecting neighbouring state grids) and distribution networks. The distribution networks and the state grids are mostly owned and operated by the State Electricity Boards (“SEBs”) or state governments through SEBs, while most of the inter-state transmission links are owned and operated by the Power Grid Corporation of India Limited. These regional grids facilitate transfers of power from power-surplus states to power-deficit states and are gradually being integrated to form a national grid.

With the enactment of the Electricity Act and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognised as an independent activity. Power distribution in the States of Delhi and Orissa has been privatised and distribution networks are now operated by private utilities companies such as Tata Power, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited, and a number of other distribution companies.

In India, the transmission sector has grown from a capacity of 52,034 CKM during the 6th plan to 254,536 CKM during the 11th plan (as at 31 March 2012).

(g)	Consumption

Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following charts show the gap between the total electricity required versus total electricity made available from fiscal 1998 to 2011.

Power: demand and supply

*	Through January 2012

Power: peak demand and supply

Note: * Up to January.

Source: Ministry of Power, updated with CEA Annual Report 2009-2010 and Monthly reports for 2010 to January 2012.

The industrial, domestic and agriculture sectors are the main consumers of electrical energy, with the industrial sector consuming 44 per cent., domestic consumption of 25 per cent. and agriculture consuming over 24 per cent. of total electrical energy in fiscal 2007.

Overall power demand increased at a compound annual growth rate of around 5 per cent. in the last decade from 1996 to 1997 to 2007 to 2008. There has been a shift in the demand for electricity from various sectors-the share of the industrial sector has declined steadily, and agricultural consumption, after peaking at 31.0 per cent. in 1995 to 1996, declined to 22.0 per cent. in 2005 to 2006. On the other hand, domestic household demand witnessed a steady increase from 19.0 per cent. in 1995 to 1996 to 24.0 per cent. in 2005 to 2006. The following chart shows power consumption by sector in percentage terms in 2009.

Power: category-wise consumption

Source: CEA

According to the forecasts of the Seventeenth Electric Power Survey, energy demand will increase at a compound annual growth rate of 8.5 per cent. to 964 billion kWh, during the 10th five-year plan period (2008 to 2012). Peak demand is projected to increase at a compound annual growth rate of 9.6 per cent. to 167.1 billion kWh over the same period.

The Eleventh five-year plan (2007 to 2013) envisages energy demand to grow at a compound annual growth rate of 7 per cent. The following graph shows the expected demand for power for the period 2003 to 2022.

Source: CEA (Seventeenth Electric Power Survey)

The annual growth in power generation during the 11th plan is as set forth below:

Year	Growth in achievement (%)
2007-2008	6.3
2008-2009	2.7
2009-2010	6.6
2010-2011	5.6

Source: Ministry of Coal

While per capita consumption in India has grown significantly, it continues to lag behind power consumption in other leading developed and emerging economies by a large margin. The Ministry of Power is projecting a per capita consumption of over 1,000 kWh per year in 2012.

The following charts compare per capita electricity consumption in India, other countries and the world average consumption.

Per capita world consumption

Note:

(1)	Countries that are members of the Organization for Economic Co-operation and Development (OECD) (http://www.oecd.org)

Source: Data compiled from databank.worldbank.org

India growth pattern over years

Source: CEA Performance 2010-2011

(h)	Power trading

Power trading takes place between suppliers with surplus capacity and areas with deficits. Recent regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity to promote competition. Several entities, including PTC India Limited (formerly Power Trading Corporation of India Limited), NTPC’s subsidiary, NTPC Vidyut Vyapar Nigam Limited, and Tata Power Trading Company Private Limited have started trading operations or have applied for trading licenses. With the aid of the reforms, the volume of power traded as well as its traded price has grown rapidly over the last few years. The following graph and table shows the increasing volume of power traded in India for the periods indicated:

Source: Central Electricity Regulatory Commission Annual Report 2010-2011

The data includes electricity through trading licenses and through power exchanges.

(i)	Tariff setting

Until the end of 2005, the tariff regime in India for all electricity generators was regulated and determined by either the Central Electricity Regulatory Commission (“CERC”) or the State Electricity Regulatory Commissions (“SERCs”, and collectively with CERC, “ERCs”) that set the tariff on a cost-plus basis consisting of a capacity charge, a variable energy charge and an unscheduled interchange charge. The tariff regime guaranteed a fixed return on equity to the generators and treated all costs as pass through in the tariff.

In order to improve efficiency and provide cheaper electricity cost to consumers and at the same time attract adequate investments and accelerate development in the power sector, the Government of India notified the National Tariff Policy (“NTP”) in January 2006 with the key objectives of:

•	ensuring availability of electricity to consumers at reasonable and competitive rates;

•	promoting transparency, consistency and predictability in regulatory approvals across jurisdictions and minimising the perception of regulatory risks; and

•	promoting competition, efficiency in operations and improvement in quality of supply.

To achieve these objectives, the NTP mandated that power procurement for future requirements by all distribution licensees should be through a transparent competitive bidding mechanism using the Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licensees, dated 19 January 2005, issued by the Ministry of Power. Further, to facilitate a transparent competitive bidding mechanism, an availability-based tariff mechanism has also been introduced whereby the electricity tariffs are split into two parts comprising a fixed capacity charge and a variable energy charge. The fixed cost elements like interest on loans, return on equity, depreciation, operations and maintenance expenses, insurance, taxes and interest on working capital are covered by the capacity charge. The variable cost (that is, fuel cost) of the power plant for generating energy is covered by the energy charge.

The NTP also provides that PPAs should ensure adequate and bankable payment security arrangements like letters of credit and escrow of cash flows for the benefit of the generating companies. In case of persisting default, generating companies may sell power to other buyers.

Under the Electricity Act, ERCs determine tariffs for the supply of electricity by a generating company (as well as for transmission, wheeling and retail sale of electricity). In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensee or between licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project, that is (i) the memorandum of understanding route, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments); or (ii) the competitive bidding route, where the tariff is market based.

(j)	Government initiatives

Historically, management of the power sector by SEBs was driven by local populist politics that caused the financial health of central and state utilities to deteriorate, which led to under-investment, continued loss and theft and cash leakage. In response, the Government of India launched a combination of regulatory and development initiatives which, among other measures, made anti-theft laws more stringent, prohibited unfunded subsidies and required 100 per cent. metering in all states.

Initiatives have also been introduced to address poor transmissions and distributions infrastructure and dilapidated metering systems. These initiatives include concessional loans from the Government of India to fund up to half the costs of state transmissions and distributions projects and incentive payments to the states linked to the reduction in annual cash losses of the SEBs.

The Accelerated Power Development and Reform Programme (“APDRP”) was implemented to accelerate reforms in the distribution sector by giving incentives and loans to state utilities to reduce Aggregate Technical and Commercial losses and outage interruptions. The APDRP has not been as successful as was initially planned. The Ministry of Finance has finalised a new APDRP, the Re-Structured Accelerated Power Development and Reform Programme (“R-APDRP”). The focus of the R-APDRP is on actual, demonstrable performance in terms of sustained loss reduction. Establishment of reliable and automated systems for sustained collection of accurate base line data, and the adoption of information technology in the areas of energy accounting, will be essential before taking up distribution strengthening projects. The R-APDRP is intended to cover urban areas, towns and cities with populations of over 30,000 people (10,000 in the case of special category states).

In addition, in certain dense rural areas with significant loads, works of separation of agricultural feeders from domestic and industrial feeders and of high voltage distribution systems (11 kilovolt) will also be taken up.

As a part of rural electrification initiatives, the Ministry of Power introduced the Rajiv Gandhi Grameen Vidhyutikaran Yojana (“RGGVY”) in April 2005, with the aim of providing access to electricity to all rural households over a period of four years. Rural Electrification Corporation Limited has been appointed as the nodal agency for the RGGVY, and the scheme is 90 per cent. funded by the Central subsidy and 10 per cent. by the States, through their own resources or by seeking financial assistance from financial institutions. The States are responsible for finalising their own rural electrification plans, which are to be a roadmap for generation, transmission, sub-transmission and distribution of electricity within that State to ensure achievement of the scheme objectives.

In order to meet the increasing demands of the economy, generation capacity in India must increase significantly and sustainably over the coming decades. Large capacity projects have to be developed at the national level to meet the requirements of different States. The development of UMPPs is one of the initiatives taken by the Ministry of Power to meet this objective. Each project is expected to generate a minimum of 4,000 MW and involves an estimated investment of approximately US$ 4 billion. The projects are expected to substantially reduce power shortages in India.

(k)	Independent transmission projects

The Ministry of Manpower of the Government of India has initiated a tariff based competitive bidding process for independent transmission projects (“ITPs”) which is a process similar to that followed for UMPPs, for the development of transmission systems through private sector participation. The ITPs aim to evacuate power from generating stations and transmit the power from pooling stations to other grid stations, resulting in system strengthening across India.

(l)	Other initiatives

(i)	Merchant power plants

Merchant Power Plants (“MPPs”) generate electricity for sale at market-driven rates in the open wholesale market. Typically, the MPPs do not have long-term power purchase agreements (“PPAs”), and are constructed and owned by private developers Merchant sales, however, include the sale of power under short-term PPAs and on-spot basis. Many private sector newcomers are starting to adopt the MPP model for their projects to generate higher returns as opposed to selling power through a long term PPA, as the off-take risk is seen to be low in light of significant power shortages in the country. The MPPs can sell power to the power trading companies (such as PTC India Limited and Tata Power), the SEBs, distribution companies and industrial and bulk customers.

(ii)	Captive power generation

Another segment of power generation in India is the captive power segment. Captive power refers to power generation from a project established for industrial consumption. The dependence on captive power has been rising as a result of the continuing shortage of power and India’s sustained economic growth.

The Electricity Act provides further incentives to captive power generation companies by exempting them from licensing requirements. This has resulted in an increase in captive power capacity. Reliability of power supply and better economics are other variables driving industries to develop captive generation plants.

1.6	Oil and gas

(a)	Global oil and gas industry

Growing energy demand and robust oil prices are driving growth in the global oil and gas industry. Crude oil remains the core source of global energy demand, with oil consumption representing 33.6 per cent. of total global fuel consumption in 2009, according to the BP Statistical Review (June 2011) and liquid fuels are expected to represent 36.0 per cent. of total global energy consumption in 2012 according to the US EIA’s International Energy Outlook (2012). Global oil production has historically grown at a steady pace, representing a CAGR of 1.0 per cent. from 2000 to 2011. Production during 2011 was 86.9 million barrels per day up from 86.7 million barrels per day in 2010 as per data from the US EIA. From 2000 to 2010, reserves have grown at a CAGR of 2.9 per cent. with global proved oil reserves at 1,354 billion barrels at the beginning of 2010 up from 1,340 billion barrels in 2009 according to US EIA data.

Oil prices have fluctuated in recent years in response to global economic conditions. On the back of improved macroeconomic conditions, African Bonny Light spot oil prices have recovered from the lows of US$ 36.94 per barrel in December 2008 to US$ 125.42 per barrel on 30 March 2012. This compares with a peak of US$ 150.49 per barrel reached on 3 July 2008 (daily closing price). The chart below illustrates the African Bonny Light crude oil spot price from 2 January 2007 to 30 March 2012.

Source: Bloomberg as of 30 March 2012

However, natural gas prices have continued to remain depressed largely due to the supply demand mismatch, particularly in North America, owing to various factors including discovery of extensive shale gas and other gas resources in the recent past, with cheaper production costs on account of better technology.

(b)	Supply and demand

Global demand for oil and gas has been particularly volatile in recent years. Total world consumption of oil has increased from 77.0 million barrels per day in 2000 to 87 million barrels in 2011, i.e. at a CAGR of approximately 1.1 per cent., although 2008/2009 saw a decline from the highs of 2006 and 2007 of 85.4 and 86.3 million barrels per day, respectively, reflecting the sharp decline in global output due to the global recession and unprecedented macroeconomic uncertainty. However, declines were only recorded in North America and Europe, which in turn shows the strong consumption growth from other regions, especially India and China (Source: US EIA).

The table below shows the consumption of oil from 2009 to 2011.

	2009		2010		2011
Region	Volume	(%)	Volume	(%)	Volume	(%)
North America	23,009	27.2	23,479	26.9	23,154	26.5
Latin America	6,116	7.2	6,261	7.2	6,838	7.8
Europe	15,413	18.2	15,317	17.6	15,085	17.3
Africa	3,271	3.9	3,401	3.9	3,505	4.0
Japan	4,394	5.2	4,452	5.1	4,480	5.1
China	8,538	10.1	9,392	10.8	8,924	10.2
India	3,008	3.6	3,116	3.6	3,426	3.9
Rest of World	20,936	24.7	21,717	24.9	21,864	25.1

Total World	84,684	100.0	87,135	100.0	87,276	100.0

Source: US EIA website as of 14 May 2012

According to the US EIA’s International Energy Outlook (July 2010), oil consumption is expected to reach 88.7 million barrels per day in 2015.

Gas consumption is expected to reach 124.7 trillion cubic feet in 2015, according to the US EIA’s International Energy Outlook (July 2010).

(c)	Indian oil and gas industry

(i)	History

The oil and gas industry in India has traditionally been, and continues to be, dominated by public sector companies. The origins of the Indian oil industry can be traced back to the nineteenth century when the first crude oil discoveries were made in Assam, in the north east of India. After independence in 1947, the development of the Indian oil and gas industry was viewed by successive Indian governments as critical to India’s progress, particularly in light of the industry’s strategic importance in terms of industrial growth and defence. In 1955, the Government of India entered the oil and gas sector with the establishment of the Oil and Gas Directorate (the predecessor to ONGC), and formed joint venture agreements with domestic and foreign operators.

Throughout the 1960s, as the industry increased in size, it became increasingly dominated by state-owned entities. In 1974, ONGC discovered the large Mumbai High offshore oil field prompting large-scale expansion in the Indian oil and gas sector. In the 1970s, the Indian government implemented policies of nationalisation which led to the government taking over the operations of, for example, Esso, Caltex and Burmah-Shell. The period also witnessed increased regulation in all aspects of the industry from production to pricing.

However, in the early 1990s, and as India’s reliance on oil imports increased, the Indian government embarked on a series of reforms aimed at reducing India’s dependence on imports, deregulating the industry, improving efficiency, and encouraging private and foreign investment.

In 1997, the New Exploration Licensing Policy (“NELP”) was implemented in order to encourage growth of the domestic exploration and production sector. Successful bidders are required to enter into PSCs with the Indian government. Historically, and in an effort to promote licensing rounds and encourage potential bidders, PSCs have contained comparatively favourable terms, including, for example, 100 per cent. costs recovery, and a seven-year income tax holiday beginning from the tax year during which commercial production first begins. Prior to the introduction of the NELP, crude oil and natural gas produced by private sector companies were required to be marketed and transported through public sector entities. Under the NELP, private sector companies have marketing rights of crude oil and natural gas in the domestic market subject to overall government policy guidelines.

While deregulation and other government initiatives have increased the level of private sector participation in the domestic production sector, the oil and gas industry in India is still dominated by two government-controlled entities, ONGC and Oil India Limited. However, significant private-sector participants in the industry (other than Cairn India) include Reliance Industries, BG Group and Videocon.

In 2008, the Government of India adopted a gas utilisation policy which requires contractors to sell gas produced from the NELP blocks to consumers engaged in industry sectors prioritised by the Government for the supply of gas. The NELP PSCs also provide for a market-determined price for gas produced, subject to approval from the Government. In its decision in May 2010, the Supreme Court of India upheld the policies formulated by the Government under which it has the authority to regulate the price, production and distribution of natural gas.

(ii)	Supply and demand

India is the second most populous country in the world with a population of approximately 1.2 billion. Rapid economic growth in India has led to a significant increase in demand for crude oil and natural gas. In 2009, India’s world share of oil and gas consumption was 3.7 per cent. and 1.7 per cent. respectively (Source: US EIA International Energy Outlook (July 2010)).

India is a net importer of crude oil and natural gas. In 2009, India consumed 3.1 million barrels of oil per day, yet it produced only 0.9 million barrels per day. Similarly, in 2009, India consumed 1.9 trillion cubic feet of gas, but produced only 1.4 trillion cubic feet (Source: US EIA International Energy Outlook (July 2010)).

The following table sets out the deficit between oil consumption and production in India between 2000 and 2011:

Source: US EIA International Energy Statistics

The discrepancy between Indian oil production and consumption has been consistently increasing from shortage of production at 1.4 million barrels per day in 2000 to 2.5 million barrels per day in 2011, representing a CAGR of 5.6 per cent. According to the US EIA’s International Energy Outlook (July 2010), Indian oil consumption is expected to reach 3.2 million barrels per day in 2015, and the shortfall is only likely to grow.

Indian gas consumption is expected to reach 3.1 trillion cubic feet in 2015, according to the US EIA’s International Energy Outlook (July 2010).

2.	OVERVIEW OF THE CURRENT BUSINESSES AND GROUP STRUCTURE OF THE SESA STERLITE GROUP

Set forth below is an overview of the corporate structure of the Sesa Sterlite Group businesses and its principal subsidiaries as at 31 March 2012.

2.1	Copper business

The Sesa Sterlite Group’s copper business is operated through Sterlite and CMT and produced 326 kt of copper in the fiscal year ended 31 March 2012. Its copper capacity was 405 ktpa as at 31 March 2012.

(a)	Sterlite Industries (India) Limited

Sterlite was incorporated in Kolkata, State of West Bengal, India, has its registered office in Tuticorin in the State of Tamil Nadu and is headquartered in Mumbai. Sterlite has been a public listed company in India since 1988. Its shares are listed and traded on the NSE and the BSE, and are also listed and traded on the NYSE in the form of American depositary shares. As at 31 March 2012, Vedanta indirectly owned 58.0 per cent. of Sterlite and had management control of the company. The remainder of Sterlite’s share capital was held by the Life Insurance Corporation of India and other institutional and public shareholders (42.0 per cent.).

Pursuant to the Scheme, Sterlite is being merged into Sesa Goa to create Sesa Sterlite.

(b)	Copper Mines of Tasmania Pty Ltd

CMT was incorporated in Belmont, Australia, and is headquartered in Queenstown, Tasmania. As of 31 March 2012, Sterlite indirectly owned 100 per cent. of CMT and had management control of the company.

CMT operates the Mt. Lyell copper mine and a copper refinery at Queenstown, Tasmania, Australia

2.2	Zinc business

The Sesa Sterlite Group’s zinc business is operated in India through HZL, also referred to as Zinc India, while the international zinc operations, which are also referred to as Zinc International, are operated through Skorpion, Lisheen and BMM. The Sesa Sterlite Group produced approximately 1,275 kt of mined zinc-lead and 7.78 Moz of silver in the fiscal year ended 31 March 2012 from its Indian and international operations. As at 31 March 2012, the Sesa Sterlite Group’s zinc-lead capacity was approximately 1.5 mtpa and its silver capacity was 16 Moz.

(a)	Hindustan Zinc Limited

HZL was incorporated in Jaipur, India, and is headquartered in Udaipur in the State of Rajasthan. HZL’s equity shares are listed and traded on the NSE and the BSE. As at 31 March 2012, Sterlite indirectly owned 64.9 per cent. of the share capital of HZL and had management control. The remainder of HZL’s share capital is owned by the Government of India (29.5 per cent.) and institutional and public shareholders and employees of HZL (5.6 per cent.).

Sterlite has a call option to acquire the Government of India’s ownership interest, at a fair market value to be determined by an independent appraiser, subject to the right of the Government of India to transfer up to 3.5 per cent. of the issued share capital to HZL’s employees. Sterlite exercised its call option on 21 July 2009, however the Government of India contested the exercise. Sterlite has recently made a further offer to acquire the Government of India’s remaining ownership interest, which to date has not been accepted and there is no certainty that the acquisition will proceed.

(b)	Zinc International

In 2010, Sterlite agreed to acquire the zinc business of Anglo American (“Anglo American”). These zinc assets comprise:

•	a 100 per cent. stake in Skorpion, which owns the Skorpion mine and refinery in Namibia;

•	a 100 per cent. stake in Lisheen, which owns the Lisheen mine in Ireland; and

•	a 74 per cent. stake in BMM, whose assets include the Black Mountain mine and the Gamsberg project in South Africa, one of the largest undeveloped zinc deposits in the world.

The acquisitions completed in December 2010 (Skorpion) and February 2011 (BMM and Lisheen).

2.3	Aluminium business

The Sesa Sterlite Group’s aluminium business is conducted through the operations of BALCO and through VAL’s aluminium business, and produced 676 kt of aluminium in the fiscal year ended 31 March 2012. Following the completion of scheduled expansion projects, the aluminium business expects to have a smelting capacity of 2.3 mtpa with integrated power by the third quarter of fiscal 2014.

(a)	Bharat Aluminium Company Ltd.

BALCO was incorporated in New Delhi, India, and is headquartered at Korba in the State of Chhattisgarh. As at 31 March 2012, Sterlite owned 51 per cent. of the share capital of BALCO and had management control of the company. The Government of India owned the remaining 49 per cent.

Sterlite exercised an option to acquire the Government of India’s remaining ownership interest in BALCO in March 2004. The exercise of this call option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5 per cent. of BALCO to BALCO’s employees.

(b)	Vedanta Aluminium Limited

VAL was incorporated in Mumbai, India, and is headquartered in Jharsuguda in the State of Orissa. As of 31 March 2012, Vedanta indirectly owned 70.5 per cent. of the share capital of VAL and Sterlite owned the remaining 29.5 per cent. of the share capital of VAL.

Pursuant to the Scheme, VAL’s aluminium business will be demerged into Sesa Sterlite.

2.4	Iron ore business

The Sesa Sterlite Group’s iron ore business is operated through Sesa Goa and its wholly-owned subsidiary Sesa Resources Limited (“Sesa Resources”) in India and through WCL in Liberia, part of the emerging iron ore hub in West Africa. The Sesa Sterlite Group produced 13.8 million tonnes of iron ore in the fiscal year ended 31 March 2012 and expects its iron ore capacity to increase significantly post completion of scheduled investment in India and Liberia, part of the emerging iron ore hub in West Africa.

(a)	Sesa Goa Limited

Sesa Goa was incorporated in Panaji, India, where it is also headquartered. Its equity shares are listed and traded on the NSE and the BSE. As at 31 March 2012, Vedanta, through various wholly owned subsidiaries, owned 55.1 per cent. of Sesa Goa and had management control of the company. The remaining 44.9 per cent. was owned by institutional and public shareholders.

(b)	Sesa Resources Limited

Sesa Resources was incorporated in Goa, India, and is headquartered in Panaji, Goa. As at 31 March 2012, Sesa Goa owned 100 per cent. of Sesa Resources.

(c)	Western Cluster Limited

WCL was incorporated in Liberia and its registered office is in Monrovia, Liberia. As at 31 March 2012, Sesa Goa, through a wholly-owned subsidiary, owned 51 per cent. of WCL further to an acquisition that was completed on 22 August 2011. The remaining 49 per cent. was owned by Elenilto Minerals & Mining LLC (“Elenilto”).

2.5	Commercial power generation business

The Sesa Sterlite Group’s commercial power business is currently operated through Sterlite Energy and its wholly-owned subsidiary TSPL, as well as through MALCO’s power business and HZL’s wind power plants. In addition to production for its own use, the Sesa Sterlite Group also sells surplus power from the CPPs operating in its other businesses.

The Sesa Sterlite Group’s commercial power business sold 6,554 mu of power in the fiscal year ended 31 March 2012. Following the completion of scheduled expansion projects during fiscal 2014, the Sesa Sterlite Group expects power capacity to increase to approximately 9,140 MW, of which commercial power capacity will be approximately 5,624 MW.

(a)	Sterlite Energy Limited

Sterlite Energy was incorporated in Mumbai, India, where it is also headquartered. As at 31 March 2012, Sterlite owned 100 per cent. of Sterlite Energy and had management control of the company.

Pursuant to the Scheme, Sterlite Energy is being merged into Sesa Sterlite.

(b)	Talwandi Sabo Power Limited

TSPL is a wholly-owned subsidiary of Sterlite Energy acquired by Sterlite Energy in September 2008. It is currently developing 1,980 MW coal-based commercial thermal power plant at Talwandi Sabo, Punjab, India.

(c)	Madras Aluminium Company Limited

MALCO was incorporated in Mettur, India, where it is also headquartered. MALCO’s equity shares were delisted from the NSE and BSE on 19 June 2009. As at 31 March 2012, Vedanta indirectly owned 94.8 per cent. of MALCO’s share capital and had management control of the company. The remaining 5.2 per cent. ownership interest in MALCO was held by minority shareholders. MALCO operates a 100 MW coal-based power plant

Pursuant to the Scheme, MALCO’s power business will be hived off to VAL and MALCO’s remaining business (the most significant asset of which is its cross-holding in Sterlite) will be merged into Sesa.

(d)	HZL Wind Power

As at 31 March, HZL operated wind power plants with a combined capacity of 274 MW, the electricity from which is being sold to SEBs in India.

2.6	Oil and gas business

(a)	Cairn India Limited

The Sesa Sterlite Group’s oil and gas business is operated through Cairn India, whose average daily gross operated production in the fiscal year ended 31 March 2012 was approximately 173 kboepd, contributing approximately 20 per cent. of India’s domestic crude oil production. Subject to obtaining approval from its joint venture partner and the Government of India, Cairn India plans to ramp up the gross operated production in Rajasthan to more than 240,000 boepd by 2013, which, based on 2011 figures, would be equivalent to approximately 30 per cent. of India’s current crude oil production.

Cairn India is a limited company which was incorporated in India on 21 August 2006 and is domiciled in India. Its equity shares are listed on the NSE and the BSE. As of 31 March 2012, Vedanta indirectly owned 58.8 per cent. of Cairn India’s share capital, including 20.1 per cent. through Sesa Goa and its subsidiaries.

Cairn India has a diversified asset base with ten blocks: one in Rajasthan, three on the west coast of India, five on the east coast of India and one in Sri Lanka. The Rajasthan block in the Barmer basin has an estimated gross in place resource of approximately 7.3 billion barrels of oil equivalent.

3.	DESCRIPTION OF THE BUSINESSES

3.1	Copper business

(a)	Overview

Sterlite’s copper business is principally a custom smelting business whose assets include a smelter, refinery, phosphoric acid plant, sulphuric acid plant, copper rod plant and two CPPs at Tuticorin in Southern India, a refinery and two copper rod plants at Silvassa in Western India. In addition, through its subsidiary CMT, Sterlite owns and operates the Mt. Lyell copper mine in Tasmania, Australia, which provided approximately 8 per cent. of its copper concentrate requirements in fiscal 2012. Sterlite also owns and operates a precious metal refinery and a copper rod plant at Fujairah in the UAE, which were commissioned in March 2009 and May 2010, respectively, that produce copper rods and gold and silver bars.

As a custom smelter, Sterlite buys copper concentrate at LME-linked copper prices less a TcRc that it negotiates with suppliers. Sterlite sells refined copper at LME-linked prices in domestic and export markets. The TcRc is influenced by global copper concentrate demand, supply of copper smelting and refining capacity, LME trends, LME-linked price participation and other factors. Sterlite sources its concentrate from various global suppliers and its Mt. Lyell copper mine.

In recent years, Sterlite has improved its operating performance by improving operational efficiencies and reducing unit costs, including reducing power costs by constructing a CPP at Tuticorin.

(b)	Principal products

(i)	Copper cathode

Sterlite’s copper cathodes are square shaped with purity levels of 99.99 per cent. copper. These cathodes meet international quality standards and are registered as LME “A” Grade. The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods.

(ii)	Copper rods

Sterlite’s copper continuous cast rods meet all the requirements of international quality standards. Sterlite’s copper rods are currently used primarily for power and communication cables, transformers and magnet wires.

(iii)	Sulphuric acid

Sterlite produces sulphuric acid at its sulphuric acid plant through conversion of sulphur dioxide gas that is generated from the copper smelter. A significant amount of the sulphuric acid is consumed by the phosphoric acid plant in the production of phosphoric acid, and the remainder of the sulphuric acid is sold to fertiliser manufacturers and other industries.

(iv)	Phosphoric acid

Sterlite produces phosphoric acid at its phosphoric acid plant by chemical reaction of sulphuric acid and rock phosphate, which Sterlite imports. Phosphoric acid is then sold to fertiliser manufacturers and other industries.

(v)	Anode slime

Sterlite produces anode slimes during the copper refining process that contain gold and silver that it sells to third parties. The doré anode plant that produces the anode slimes was shifted to Sterlite’s precious metal refinery at Fujairah in the UAE. Sterlite expects to sell the anode slimes to Fujairah Gold FZE once the doré anode plant has been commissioned in Fujairah in June 2012.

(vi)	Other by-products

Another by-product of Sterlite’s copper smelting operations is gypsum, which Sterlite sells to third parties.

(c)	Production process

Sterlite’s copper production process has a number of elements which are summarised in the following diagram and explained in greater detail below:

Sterlite’s doré anode plant, which was previously located at Tuticorin, has been shifted to the precious metal refinery at Fujairah in the UAE. Sterlite currently sells the anode slimes produced from the copper refining process to third parties. Once the doré anode plant has been commissioned at Fujairah in June 2012, Sterlite will sell the anode slimes to Fujairah Gold FZE.

(i)	Supply of copper concentrate

As a custom smelter, Sterlite sources a significant majority of its copper concentrate from third party suppliers at the LME price less a TcRc. Approximately 8 per cent. of copper concentrate was sourced from Sterlite’s mine in Tasmania, Australia in fiscal 2012. All of the copper concentrate used in Sterlite’s operations, whether from Sterlite’s own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to the Tuticorin smelter.

(ii)	Tuticorin smelter

The Tuticorin smelter processes copper concentrate by combining it with silica flux and lime, where required, and feeding it into the IsaSmeltTM furnaces. The furnaces smelt the copper concentrate, producing copper matte, slag and sulphur dioxide gas. The slag and the copper matte flow into a holding furnace, where they are separated. The slag is further smelted to extract additional copper matte and then the remaining slag is discarded. The copper matte is transferred to a converter, where it is oxidised to produce blister copper. The blister copper is fed into the anode furnace where additional sulphur dioxide is removed and the copper is cast as copper anodes.

(iii)	Tuticorin acid plants

The sulphur dioxide gas produced from the IsaSmeltTM furnaces at Tuticorin in the process of creating copper anodes is fed through the sulphuric acid plant at Tuticorin to be converted into sulphuric acid. Most of the sulphuric acid is further treated in Sterlite’s phosphoric acid plant to be converted into phosphoric acid. Both the sulphuric acid and the phosphoric acid are sold primarily to fertiliser manufacturers. The treatment of the sulphur dioxide gas creates sulphuric acid and phosphoric acid by-products, including gypsum, from the copper smelting process and avoids the release of the harmful sulphur dioxide gas.

(iv)	Silvassa and Tuticorin refineries

In the refineries at Silvassa and Tuticorin, which use IsaProcessTM technology, copper anodes are electrolytically refined to produce copper cathodes with a purity of 99.99 per cent. and slimes, which are treated further in a slimes treatment plant to recover additional copper. The residual slimes are sold to third parties. Copper cathodes are either sold to customers or sent to Sterlite’s copper rod plants.

(v)	Doré anode plant

The doré anode plant, which was previously located at Tuticorin, was shifted to the precious metal refinery at Fujairah in the UAE. It operates through a process whereby roasted anode slime is mixed with soda and borax and fed into a furnace known as a TROF converter. The TROF converter smelts, reduces and refines the mixture in the same furnace, which saves energy when compared to a conventional furnace. After the smelting, silver poor slag is poured off from the TROF converter and the doré metal is refined by blowing oxygen into the metal bath. Thereafter, the refined doré metal is cast into doré anodes each weighing 16.5 kilogrammes. Off-gases are led in a controlled way from the TROF converter into a bag filter and scrubber before being released into the atmosphere.

(vi)	Silvassa and Tuticorin copper rod plants

In Sterlite’s copper rod plants, copper cathodes are first melted in a furnace and cast in a casting machine, and then extruded and passed through a cooling system that begins solidification of copper into 51x38 millimetres or 54x38 millimetres copper bars. The resulting copper bars are gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with a preservation agent and collected in a rod coil that is compacted and sent to customers.

(vii)	Precious metal refinery

In Sterlite’s precious metal refinery, doré anodes are refined into silver metal using an electrolytic process and further refined into gold metal by employing a leaching process, which uses concentrated hydrochloric acid, to remove gold metal from the gold mud produced during the electrolytic process. Platinum, palladium and other impurities, which are dissolved in the leaching process, are precipitated as concentrate.

(viii)	Delivery to customers

The copper cathodes, copper rods, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

(d)	Description of operations

(i)	Copper mine

(A)	Mt. Lyell

The Mt. Lyell mine is located in Queenstown on the west coast of Tasmania, Australia, approximately 164 kilometres south of Burnie and approximately 260 kilometres northeast of Hobart. It comprises an underground copper mine and a copper processing facility and is owned and operated by CMT. Mt. Lyell has well-established infrastructure as mining has been conducted in the area since 1883. The town of Queenstown, originally established to service the mines, continues to provide a range of mining supplemented from Burnie and Hobart. Mt. Lyell is connected by paved public road to Burnie and Hobart. There is a rail connection to the port of Burnie.

The Mt. Lyell mine is owned and operated under the terms and conditions stipulated in Mining Leases 1M95 and 5M95 granted by the State Government of Tasmania. Mining Lease 1M95 was granted on 1 January 1995 for a period of 15 years and Mining Lease 5M95 was granted on 1 February 1995 for a period of 14 years and 11 months. Both leases are renewable and are subject to the terms and conditions specified in the Australian Mineral Resources Development Act, 1995, as amended. Renewal applications for a term of 15 years in respect of Mining Lease 1M95 and Mining Lease 5M95 have been submitted, and are expected to be approved in due course. The mine is also covered by the Copper Mines of Tasmania (Agreement) Act 1999 which, in conjunction with an agreement between the State Government of Tasmania and CMT entered into pursuant to that act, limits CMT’s environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.

The Mt. Lyell mining district was first discovered in 1883 and 15 separate ore bodies have been mined over its life. It is estimated that in excess of 100 million tonnes of ore has been extracted from the district. Monte Cello BV (“Monte Cello”) acquired CMT in 1999 from Mt. Lyell Mining Company Limited, formerly Gold Mines of Australia, when Mt. Lyell Mining Company Limited entered into voluntary administration due to hedging difficulties. Sterlite acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star Holdings, a wholly-owned subsidiary of Vedanta, in 2000.

The principal deposits in the Mt. Lyell region are all of the volcanic disseminated pyrite-chalcopyrite type, which accounts for approximately 86 per cent. of the known ore in the region. The geology of the Mt. Lyell mine consists of a series of intercalated felsic to mafic-intermediate volcanics. Lithologies are highly altered quartz-sericite-chlorite volcanics with individual units delineated largely by the relative abundance of phyllosilicates. Volcaniclastic and rhyolitic lithologies occur sporadically throughout the sequence, as does pervasive iron mineralisation in the form of haematite, magnetite and siderite.

Chalcopyrite is the principal ore mineral and occurs chiefly in higher grade lenses enveloped by lower grade halos. The overall structure of Mt. Lyell is that of a steeply dipping overturned limb of a large anticline. The hanging wall (stratigraphic footwall) of the ore body consists of weakly mineralised chloritic schists with disseminated pyrite. The footwall is sharply defined by the Great Lyell Fault-Owen Conglomerate contact which truncates the ore body at its southern end.

All mining operations at CMT are undertaken by contractors, while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks by front end loader at draw points and then transported to the underground crusher and skip loading area. Crushed ore is then hauled via the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by flotation to produce copper concentrate, which is then filtered to form a cake and trucked to the Melba Flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin in south India from where it is trucked to the Tuticorin smelter.

The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches some 300 metres from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall.

CMT has an active exploration and evaluation programme at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The Western Tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman & Crown, Glen Lyell, Copper Clays and NW Geophysics.

The processing plant is approximately 30 years old and has been partially refurbished following CMT’s acquisition by Sterlite through the addition of crushers, a float cell and a regrind mill at the surface. While the condition of the plant is ageing, maintenance is carried out as required to ensure that the process plant remains in safe and efficient condition.

Power at the mine is supplied through an electricity supply agreement with Aurora Energy Proprietary Limited and Hydro Tasmania Proprietary Limited to supply approximately 112 gigawatts per hour at a fixed rate until 30 September 2012. Commencing 1 October 2012, Aurora Energy Proprietary Limited will acquire electricity on a spot price basis. There is plentiful supply of water from mine water and storm water captured on the tailings dam.

In fiscal 2012, Mt. Lyell mined and processed 2.1 million tonnes of ore at a grade of 1.18 per cent. copper to produce 92,736 dry metric tonnes of copper concentrate, which also contained 12,158 oz of gold and 110,615 oz of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on reserves as at 31 March 2012 and anticipated production, the estimated mine life at Mt. Lyell is approximately three years from 1 April 2012.

The economic cut-off grade is defined using the metal prices of US$ 6,609 per tonne of copper and US$ 1,270 per ounce of gold. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0 per cent. copper and have an average grade that exceeds 1.0 per cent. copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75 per cent. copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0 per cent. copper. CMT operates on a 1.0 per cent. copper operational cut-off grade in practice, preferring to take a higher revenue at the expense of a longer mine life.

The reserves at CMT in the proved reserve category are defined by drill holes spaced at 30 metre intervals while the probable reserves are generally defined by drill holes spaced at 60 metre intervals, though some blocks between 1,415 metres and 1,440 metres have a drill-hole spacing of 30 metres and have been classified as probable reserves as there is less certainty of the modifying factors since the detailed mine design has not yet been completed.

CMT does not use a copper equivalent calculation for the determination of stope limits as the relationship between the copper and gold grades is essentially linear, allowing the gold credits to be deducted from operating costs.

The proportion of sub-economic dilution in the reserves varies with the amount of internal dilution and the amount of over-draw. Due to the caving process mixing ore from previous levels, remnant material and material from mineralised halo, it is difficult to determine the level of external dilution, leading CMT to derive the modifying factors from the reconciliation of historical production against the grade and tonnage of the primary ore mined.

In fiscal 2012, the metallurgical recovery was 92.68 per cent. for copper, 66.53 per cent. for gold and 58.39 per cent. for silver.

(B)	Reserves base

The figures for the Mt. Lyell mine in the table below show the split between the ore derived from primary, or in situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralised material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, Sterlite believes that this allowance can be sustained for the forecast life of the reserves.

The table below sets out the proved and probable copper reserves at the Mt. Lyell mine as at 31 March 2012.

	Proved reserves		Probable Reserves		Total Proved and Probable Reserves
Source	Quantity	Copper Grade	Quantity	Copper Grade	Quantity	Copper Grade
	(million tonnes)	(%)	(million tonnes)	(%)	(million tonnes)	(%)
Mt. Lyell mine In situ ore	2.4	1.39	—	—	2.4	1.39
Secondary ore	—	—	3.6	1.13	3.6	1.13

Total	2.4	1.39	3.6	1.13	6.0	1.23

(ii)	Smelters and refineries

(A)	Capacity

The table below sets out the total capacities of the Tuticorin and Silvassa facilities as at 31 March 2012.

	Capacity
	Copper Anode(1)	Copper Cathode(2)	Copper Rods(2)	Sulphuric Acid(3)	Phosphoric Acid(3)	CPP
	(ktpa)			(MW)
Tuticorin	405	205	96	1,300	230	46.5
Silvassa	—	200	172	—	—	—
Total	405	405	268	1,300	230	46.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one tonne of copper anode is required for the production of one tonne of copper cathode.

(2)	Copper cathode is used as a starting material for copper rods. Approximately one tonne of copper cathode is required for the production of one tonne of copper rods.

(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tonnes of sulphuric acid are required for the production of one tonne of phosphoric acid.

(B)	Tuticorin facility

The Tuticorin facility, established in 1997, is located approximately 17 kilometres inland from the port of Tuticorin in the State of Tamil Nadu in southern India. Tuticorin is one of India’s largest copper smelters based on production volume in fiscal 2012. As at 31 March 2012, the Tuticorin facility consisted of a 405 ktpa copper smelter, a 205 ktpa copper refinery, a 96 ktpa copper rod plant, a 1.3 mtpa sulphuric acid plant, a 230 ktpa phosphoric acid plant and two CPPs with capacities of 22.5 MW and 24 MW, respectively. An interim stay over the order by the High Court of Madras for the closure of Tuticorin’s existing 400 ktpa copper smelter was extended by the Supreme Court and continues, and the facility continues to operate as per rated capacity. Sterlite made an application for renewal of the TNPCB consent to operate, which was granted until 30 June 2012.

The CPPs, with a total capacity of 31.5 MW, together with a further 11.2 MW generated from the smelter waste heat boiler, meet most of the facility’s power requirements. A 15 MW power generating set has been shifted from this facility to HZL for its Pantnagar operations. In fiscal 2012, Sterlite’s Tuticorin plant primarily sourced its power from Sterlite Energy, MALCO, third parties and from the state power grid and did not use its CPP extensively in order to realise cost economies.

The smelter at the Tuticorin facility utilises IsaSmelt™ furnace technology. The refinery uses IsaProcess™ technology to produce copper cathode and the copper rod plant uses Properzi Continuously Cast and Rolled (“Properzi CCR”) copper rod technology from Continuus-Properzi S.p.A., Italy (“Continuus-Properzi”) to produce copper rods.

(C)	Silvassa refinery

The Silvassa facility, established in 1997, comprises a refinery and two copper rod plants and is located approximately 140 kilometres from Mumbai in the union territories of Dadra and Nagar Haveli in Western India. Its refinery uses IsaProcess™ technology in the production of copper cathode and its copper rod plants use Properzi CCR copper rod technology. The refinery has an installed capacity of approximately 200 ktpa of copper cathode and the two copper rod plants have a total installed capacity of approximately 172 ktpa of copper rods. Sterlite’s Silvassa facility draws on the state power grid to satisfy its power requirements.

(D)	Fujairah precious metal refinery

The Fujairah Gold FZE facility is located in the Free Zone of the Fujairah Emirate of UAE. It is strategically located 130 kilometres east of Dubai, on the coast of the Arabian Sea. The precious metals refinery at the Fujairah Gold FZE facility was completed in March 2009 and it began production in April 2009. The precious metals refinery has an annual capacity of 20 tonnes of gold and 85 tonnes of silver. The doré anode plant which was previously located at Tuticorin has been shifted to the precious metals refinery at Fujairah. The technology for the refinery was supplied by Outotec oyj, Finland, a pioneer in providing technology for the extraction and refining of precious metals. The Fujairah Gold FZE facility commissioned a copper rod plant at a cost of US$ 12.5 million with an annual capacity of 100 ktpa, which commenced production in May 2010 and produced 49,922 metric tonnes of copper rod in 2012. Continuus-Properzi supplied the rod mill equipment for this project. The copper cathode required for the copper rod plant is sourced mainly from Konkola Copper Mines plc, a Vedanta Group company, and third parties. The doré anode plant which was previously located at Tuticorin has been shifted to the precious metals refinery at Fujairah. Currently the doré

plant is being commissioned for smelting of “anode slime” to “doré anode” which is the raw material used by the precious metal refinery. The plant which is shifted from Sterlite Industries, is expected to be commissioned in June 2012 and anode slime is to be sourced mainly from Sterlite Industries.

(E)	Production volumes

The table below sets out the total production of the Tuticorin and Silvassa facilities for fiscal 2010, 2011 and 2012.

		Year ended 31 March
Facility	Product	2010	2011	2012
		(tonnes)
Tuticorin	Copper anode	333,924	304,964	327,703
	Sulphuric acid	1,036,353	968,760	1,206,471
	Phosphoric acid	205,844	154,232	153,243
	Copper cathode	154,177	141,281	169,448
	Copper rods	55,893	54,006	44,961
Silvassa	Copper cathode	180,024	162,710	156,428
	Copper rods	140,989	133,886	116,460
Total	Copper anode	333,924	304,964	327,703
	Copper cathode	334,201	303,991	325,877
	Copper rods	196,882	187,892	161,421
	Sulphuric acid	1,036,353	968,760	1,026,471
	Phosphoric acid	205,844	154,232	153,243

The table below sets out CMT’s total mine production for fiscal 2010, 2011 and 2012.

		Year ended 31 March
Mine (Type of Mine)	Product	2010	2011	2012
		(tonnes, except for percentages)
Mt. Lyell mine (Underground)	Ore mined	1,875,970	1,976,177	2,067,407
	Ore grade	1.3%	1.3%	1.18%
	Copper recovery	91.1%	93.2%	92.68%
	Copper concentrate	84,227	91,357	92,736
	Copper in concentrate	23,777	22,929	22,607

(e)	Principal raw materials

The principal inputs of Sterlite’s copper business are copper concentrate, rock phosphate and power. Other inputs include coke, lime, reagents and oxide ore. Sterlite has in the past been able to secure an adequate supply of the principal inputs for its copper production.

(i)	Copper concentrate

Copper concentrate is the principal raw material of Sterlite’s copper smelters. In fiscal 2012, Sterlite sourced 92 per cent. of its copper concentrate requirements from third-party suppliers, either through long-term contracts or on spot markets, and sourced only 8 per cent. of its copper concentrate requirements from its mine in Australia. Sterlite purchases copper concentrate at the LME price less a TcRc that it negotiates with its suppliers, but which is influenced by the worldwide prevailing market rate for the TcRc. Sterlite expects the percentage that it will purchase from third-party suppliers to increase in future periods as the reserves of the Mt. Lyell copper mine are expected to be exhausted by fiscal 2015.

Sterlite expects the percentage of copper concentrate that it purchases from third-party suppliers to also increase in future periods to the extent it seeks to increase its copper smelting and refining capacity.

In general, Sterlite’s long-term agreements run for a period of three to five years and are renewable at the end of each period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. In fiscal 2012, Sterlite sourced approximately 75 per cent. of its copper concentrate requirements through long-term agreements.

Sterlite also purchases copper concentrate on a spot basis to fill any gaps in its requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. In fiscal 2012, Sterlite sourced approximately 25 per cent. of its copper concentrate requirements through spot purchases.

(ii)	Rock phosphate

Sterlite’s rock phosphate is sourced primarily from Jordan pursuant to supply contracts that are renewed on an semi-annual basis, with pricing fixed on a quarterly and half-yearly basis. The contracts provide for minimum supply quantities with an option to increase if required. Sterlite also utilises other sources in Egypt to procure additional rock phosphate as required.

(iii)	Power

During the fiscal 2012, Sterlite’s Tuticorin plant primarily sourced its power from Sterlite Energy, MALCO, third parties and from the state power grid. Power was used sparingly from the Tuticorin plant’s CPP as the cost generated from its CPP that uses fuel oil was higher than the cost incurred to purchase power from MALCO and other third parties.

Sterlite’s Silvassa facility relies on the state power grid for its power requirements.

(f)	Distribution, logistics and transport

Copper concentrate from the Mt. Lyell processing facility is transported by road to a rail head and then transported by rail to the port of Burnie, Tasmania, from which it is shipped to the port of Tuticorin in India. Copper concentrate sourced from both the Mt. Lyell processing facility and from third parties is received at the port of Tuticorin and then transported by road to the Tuticorin facility.

Once processed at the Tuticorin facility, copper anodes are either refined at Tuticorin or transported by road to Silvassa. Copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

(g)	Sales and marketing

The ten largest customers of Sterlite’s copper business accounted for approximately 27 per cent., 34 per cent. and 40 per cent. of the copper business revenue in fiscal 2010, 2011 and 2012, respectively. Save for Umicore, which accounted for 12 per cent. and 15 per cent. of revenue from the copper business in fiscal 2011 and 2012 respectively.

Sterlite’s copper sales and marketing head office is located in Mumbai and it has field sales and marketing offices in most major metropolitan centres in India. Sterlite sells its copper rods and cathodes in both domestic and export markets. In fiscal 2010, 2011 and 2012, exports accounted for approximately, 46 per cent., 41 per cent. and 51 per cent. of the revenue from Sterlite’s copper business, respectively. Sterlite’s export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. Sterlite also sells phosphoric acid and other by-products in both domestic and export markets.

Sterlite’s domestic sales in India are broadly based on the LME spot price plus regional premiums, as well as domestic supply and demand conditions. A majority of sales are made pursuant to existing supply agreements. The price for the copper Sterlite sells in India is normally higher than the price it charges in the export markets due to the tariff structure on costs, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses that it incurs when supplying domestic customers.

Sterlite’s export sales of copper are made on the basis of both long-term sales agreements and spot sales. The prices of Sterlite’s copper exports include the LME price plus a producer’s premium. Sterlite does not enter into fixed price long-term copper sales agreements with its customers.

(h)	Market share and competition

According to the International Copper Promotion Council of India, Sterlite is one of only two major custom copper smelters in India and had a 46.5 per cent. primary market share by sales volume in India in fiscal 2012. The other major custom copper smelter in India is Hindalco Industries Limited, which had a primary market share by sales volume of approximately 37 per cent. in fiscal 2012. In the Indian copper market, Sterlite also competes against Hindustan Copper Limited and imports.

Copper is a commodity product and Sterlite competes primarily on the basis of price and service, with price being the most important consideration when supplies of copper are abundant. Sterlite’s metal products also compete with other materials, including aluminium and plastics that can be used in similar applications by end-users. Copper is sold directly to consumers or on terminal markets such as the LME. Prices are established based on the LME price, though as a regional producer Sterlite is able to charge a premium to the LME price which reflects the cost of obtaining the metal from an alternative source.

(i)	Projects and developments

As at 31 March 2012, Sterlite had ongoing expansion projects costing INR 22,900 million (US$ 450.0 million) to increase its total copper capacity to 800 ktpa with a 160 MW coal-based thermal CPP. The 400 ktpa copper smelter expansion project at Tuticorin is being rescheduled as it complies with conditions issued by the TNPCB, NEERI and the CPCB and awaits a court hearing to determine if the expansion project may proceed. The project is currently targeted for completion in fiscal 2013. Sterlite had incurred INR 10,990 million (US$ 216.0 million) on these projects as at 31 March 2012. The funding for these projects is mainly from the proceeds of the convertible senior notes issued in fiscal 2010.

3.2	Zinc Business

(a)	Zinc India

(i)	Overview

Sterlite’s zinc business in India is owned and operated by HZL. HZL’s fully-integrated zinc operations include four lead-zinc mines, four hydrometallurgical zinc smelters, two lead smelters, one lead-zinc smelter, six sulphuric acid plants and one silver refinery and five CPPs at Sterlite’s Chanderiya, Dariba and Zawar facilities in the State of Rajasthan in northwest India, one hydrometallurgical zinc smelter and one sulphuric acid plant in the State of Andhra Pradesh in Southeast India, one zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in northern India and one silver refinery and one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in northern India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.

Sterlite acquired its interest in HZL in April 2002. Since then, its operating performance has been significantly improved through expansion, by improving operational efficiencies and reducing unit costs. There was also an increase in reserves and resources at HZL’s mines to 109.3 million tonnes as at 31 March 2012 (excluding the reserves at the Skorpion mine, the Lisheen mine and the Black Mountain mine) as a result of further exploration efforts. HZL improved its operating performance further by:

•	benefiting from low-cost production available from its two hydrometallurgical smelters with capacity of 210 ktpa each at Chanderiya commissioned in May 2005 and December 2007, and expanded in April 2008 together with associated CPPs at Chanderiya;

•	benefiting from low-cost production available from one of its hydrometallurgical zinc smelters with capacity of 210 ktpa at the its Rajpura Dariba smelting complex, which was commissioned in March 2010;

•	increasing the total zinc smelting production capacity;

•	commissioning a lead smelter at Dariba of 100,000 tpa in July 2011;

•	commissioning a new silver refinery at Pantnagar of 350 tpa in December 2011;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate;

•	commissioning a concentrator at Sindhesar Khurd mine of 1.5 mtpa in 2011;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology.

HZL has signed a mining lease for the Kayar mine in the State of Rajasthan, which expires on 27 February 2018. In January 2009, HZL obtained environmental clearance for an annual production of 350,000 tonnes. The Kayar mine is currently in the detailed surface exploration stage. HZL has obtained surface land rights over most of the mine area and such rights are in the process of being obtained in respect of the remaining mine area. HZL has commenced mine development activities, which are progressing as scheduled.

HZL pays royalties to the State Government of Rajasthan based on its extraction of lead-zinc ore in Rajasthan, where all of HZL’s mines are located. With effect from 13 August 2009, the royalty rate increased from 6.6 per cent. to 8.4 per cent. of the LME zinc metal price payable on the zinc metal contained in the concentrate produced and from 5 per cent. to 12.7 per cent. of the LME lead metal price payable on the lead metal contained in the concentrate produced. The royalties payable by HZL are subject to change.

(ii)	Principal products

(A)	Zinc

HZL produces and sells zinc ingots in all three international standard grades: Special High Grade (99.994 per cent.), High Grade (99.95 per cent.) and Prime Western (98 per cent.). HZL sells most of its zinc ingots to Indian steel producers for galvanising steel to improve its durability. Some of its zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

(B)	Lead

HZL produces and sells lead ingots of 99.99 per cent. purity primarily to battery manufacturers and, to a small extent, to chemical manufacturers.

(C)	By-products

(aa)	Sulphuric acid

HZL sells sulphuric acid, a by-product of its lead and smelting operations, to fertiliser manufacturers and other industries.

(bb)	Silver

HZL produces and sells silver ingots, a by-product of its lead smelting operations, primarily to industrial users and traders of silver.

(iii)	Production process

The zinc business has a number of elements which are summarised in the following diagram and explained in greater details below:

(A)	Lead-zinc mines

HZL sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit mine and the Zawar, Rajpura Dariba and Sindesar Khurd underground mines in Northwest India. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc, lead and bulk concentrates. With its good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 88.0 per cent. of HZL’s total mined metal in zinc and lead concentrate produced in fiscal 2012, with the Zawar, Rajpura Dariba and Sindhesar Khurd mines accounting for the remaining 1.3 per cent., 3.8 per cent. and 6.9 per cent., respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya, Dariba and Debari smelters and by rail and road to the Vizag smelter in Southeast India. HZL has also sold surplus lead concentrates from its mines to third party smelters in fiscal 2012.

Current approvals by the Indian Bureau of Mines (the “IBM”) for the Rampura Agucha mine, the Zawar mine, the Sindesar Khurd mine and the Rajpura Dariba mine limit the extraction of lead-zinc ore from the mines to approximately 6.15 million tpa, 1.2 million tpa, 2.0 million tpa, and 0.9 million tpa, respectively, in fiscal 2012.

(B)	Zinc smelters

HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Five of HZL’s smelters are hydrometallurgical and one of HZL’s smelters is pyrometallurgical.

The hydrometallurgical smelting process is a roast, leach and electrowin process. Zinc concentrate is first oxidised in the roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching plant to produce a zinc sulphate solution that is then passed through a cold or hot purification process to produce purified zinc sulphate solution. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, the zinc cathodes are melted and cast into zinc ingots.

The pyrometallurgical smelter uses the imperial smelting process, or ISP™, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurised output of the sinter machine is broken for size reduction before being fed into an imperial smelting furnace (“ISF”) where it is smelted with preheated metcoke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapour. The vapour is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter.

(C)	Lead smelters

HZL has three lead smelters, one of which uses the pyrometallurgical ISF™ process and is part of the pyrometallurgical zinc smelter described above, the second of which uses Ausmelt™ technology and third smelter at Dariba lead uses SKS (Shuikoushan Smelting Technology) oxygen bottom blowing technology.

The pyrometallurgical process involves the smelting of lead and zinc together as described above. Lead removed from the pyrometallurgical process is sent for further refining where it passes through a series of processes to remove impurities. In this process, silver is also produced as a by-product. The refined lead is cast into lead ingots.

HZL’s Ausmelt™ lead plant is based on Top Submerged Lance technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

HZL’s third lead smelter commissioned in the year 2011-12 is based on SKS oxygen bottom blowing technology where lead concentrate is smelted directly in the SKS furnace along with fluxes. SKS furnace produces lead bullion and slag. The slag is again reduced in blast furnace and produce Lead bullion and slag. Lead bullion produced in these processes is then treated in the lead refinery plant to produce high purity electrolytic grade lead ingots. In this process, silver is also produced as a by-product in the form of silver concentrate. Slag from blast furnace is fumed to produce Zinc oxide dust. Off-gas containing sulphur dioxide gas is cleaned and treated in the sulphuric acid plant.

(D)	Delivery to customers

The zinc, lead and silver ingots and the sulphuric acid by-product are transported by road to customers in India. Zinc ingots are also shipped for export.

(iv)	Description of operations

(A)	Mines

(aa)	Rampura Agucha

The Rampura Agucha lead-zinc mine is located in Gulabpura, District Bhilwara in the State of Rajasthan, Northwestern India. It can be accessed by paved road from the major centres of Udaipur, approximately 225 kilometres to the south, and Jaipur, the capital of the State of Rajasthan, which lies approximately 235 kilometres to the north. The nearest railway to the mine lies approximately nine kilometres to the west. This railway provides access to Jaipur in the north and Chittorgarh in the south where the Chanderiya lead-zinc smelting facility is located.

The Rampura Agucha open-pit mine was commissioned in 1991 by HZL and operated as a state owned enterprise until 2002 when HZL was acquired by us. The low strip ratio and good ore minerology of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. The mining and processing facilities are modern and in good condition.

The Rampura Agucha mine was the largest lead-zinc mine in the world on a production basis in 2011, according to Brook Hunt. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is approximately 1.5 kilometres long and has a width ranging from five metres to 120 metres with an average of approximately 58 metres. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterised by a thinning mineralised zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localised concentrations of pyrite, arsenopyrite, pyrrhotite and tetrahedrite- tennantite.

The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2010 from 2.4 mtpa to 6.15 mtpa for the mine and 6.5 mtpa for mill. At a cost of INR 11,300 million (US$ 222 million) through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous (“SAG”), mill and ball mill circuit.

Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 221 mt trucks and 34 cubic metre excavators. Ore is fed to the primary crusher at the mill and waste is dumped at the waste dump. The mining equipment is owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc flotation plant. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in four streams, comprising one rod mill-ball and three sag mill-balls in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya, Dariba lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transport to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.

Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. Following an extensive drilling programme of 186 holes (approximately 97,531 metres to convert mineralised material to reserves, better definition of the boundaries of the ore body, addition of mineralised material and the conduct of open-pit re-optimisation, as well as the commencement of potential underground mine project work, the reserve was increased by 29.6 million tonnes to 69.3 million tonnes as at 31 March 2012 with an average grade of 13.7 per cent. zinc and 1.9 per cent. lead and 61 ppm silver after depletion. The drill spacing for the definition of proved reserves was approximately 50 metres by 50 metres while for probable reserves it was 100 metres by 100 metres in the open pit.

HZL commenced production at the mine in 1991. Since inception, approximately 53.1 million tonnes of ore, with an ore grade of 12.8 per cent. zinc and 1.9 per cent. lead, respectively, have been extracted from the open-pit mine. Mineralised material now extends up to 1,190 metres below surface. HZL also believes that additional mineralisation exists in an extension in the depth and breadth of the established mineralised material boundary and exploration drillings and is continuing to evaluate the potential of this deeper mineralisation. HZL estimates the remaining mine life at Rampura Agucha to be over 18 years based on reserves as of March 31, 2012 and current and anticipated production.

In fiscal 2012, 5.95 million tonnes of ore at 11.98 per cent. zinc and 1.77 per cent. lead were mined from Rampura Agucha, which produced 1.26 million tonnes of zinc concentrate at 51.49 per cent. zinc and 101,629 tonnes of lead concentrate at 58.94 per cent. lead. Approximately 66,817,066 tonnes of waste were removed giving a strip ratio of 11.24 tonnes of waste per tonne of ore mined. Approximately 90.6 per cent. of the zinc was recovered to the zinc concentrate, while 56.64 per cent. of the lead and 66.15 per cent. of the silver was recovered from the metal contained in the ore mined. The strip ratio is expected to increase to about 16.07 tonnes in fiscal 2013, considering the anticipated overburden removal of about 89.45 million tonnes and ore production of 5.57 million tonnes from the open pit. Rampura Agucha mine has initiated a number of steps to optimise the strip ratio. HZL expects to produce 0.35 million tonnes of developmental ore from the underground mine in fiscal 2013.

The 12 square kilometre mining lease was granted by the State Government of Rajasthan and is valid until March 2020, subject to further renewal. Mining leases are governed in accordance with the Mineral Concession Rules and the Indian Mineral Conservation and Development Rules, 1988. HZL has also obtained consents under various environmental laws to operate the mine. HZL commenced production at the Rampura Agucha mine in 1991. Approximately 53.15 million tonnes of ore, with an ore grade of 12.8 per cent. zinc and 1.9 per cent. lead respectively, have been extracted from the open-pit mine up to 31 March 2012.

Power is mainly supplied from a 234 MW CPP at Chanderiya, a 160 MW CPP at Dariba and a 80 MW CPP at Zawar. Water to the site is pumped 57 kilometres from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 6.5 mtpa.

The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was INR 19,270 million (US$ 378.6 million) as at 31 March 2012.

In fiscal 2012, no zinc concentrate was sold to third parties from the Rampura Agucha mine. In fiscal 2012, 5,088 dry metric tonnes lead concentrate at a grade of 57.4 per cent. was sold to third parties from the Rampura Agucha mine. The revenue realised from lead concentrate sales was INR 609.8 million (US$ 11.98 million).

(bb)	Rajpura Dariba and Sindesar Khurd

Rajpura Dariba is a medium-sized underground lead-zinc mine and processing facility located approximately 75 kilometres by paved road northeast of Udaipur in the Rajsamand district of Rajasthan in Northwestern India. Roads to Chittorgarh and Udaipur are used to transport concentrates to the HZL smelters at Chanderiya and Debari. The railway is used to transport concentrate to the HZL smelter at Vizag on the east coast of India.

The ore at Rajpura Dariba occurs in the north, south and east lenses, which are typically 15 metres to 50 metres thick, are conformable with the stratigraphy and dip approximately 65 degrees to the east. The lenses have strike lengths of 500 metres to 900 metres. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralisation is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite.

Mining at Rajpura Dariba commenced in 1983 and is carried out using the vertical crater retreat method and the blasting hole mining method with mined out stopes backfilled with cemented classified mill tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidised zones. HZL’s Rajpura Dariba mine permit was valid until May 2010 and it submitted an application to renew this permit on 18 December 2008, which is under process. The mine is currently being operated on the basis of deemed approval.

The mine is serviced by two vertical shafts approximately 600 metres deep. The main shaft is six metres in diameter and the auxiliary shaft is 4.5 metres in diameter. The main shaft has the capacity to hoist 1.0 mtpa of ore and is equipped with a modern multi-rope Koepe winder. All personnel and materials are hoisted in a large counter-balanced cage which also operates by Koepe winder. The surface infrastructure includes ventilation fans, compressors and ore loading facilities.

The ore is crushed underground before being hoisted to the surface. It is then crushed again and milled before undergoing a lead flotation process incorporating roughing, scavenging and three stages of cleaning. A facility exists at the mine to direct lead rougher concentrate to multi-gravity separators in order to reduce the graphite levels in the final concentrate as required. The final lead concentrate is thickened and filtered and subsequently stored and sent to HZL’s Chanderiya and Dariba lead smelters.

Lead flotation tails are sent to the zinc flotation process, which comprises roughing, scavenging and three stages of cleaning. The facility is able to direct zinc rougher concentrate to column flotation cells to reduce silica levels in the final concentrate if required. Zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters. Zinc flotation tails proceed to a backfill plant where they are cycloned with the underflow proceeding to intermediate storage where cement is added in preparation for use as underground fill. The cyclone overflow is thickened to recover water ahead of disposal in the tailings dam.

Power for the mine is supplied largely from HZL’s CPPs at Chanderiya and through a contract with Ajmer Vidyut Vitran Nigam Limited. Water is sourced via a 22 kilometre long pipeline from the Matri Kundia Dam on the seasonal Banas River as well as from underground. Water supply has been erratic in the past requiring supplemental supplies to be delivered by truck.

The gross book value of the Rajpura Dariba mine’s fixed assets was approximately INR 2,384 million (US$ 46.8 million) as at 31 March 2012 and at Sindesar Khurd Mine the gross book value was approximately INR 6,023 million (US$ 118.3) as on 31 March 2012.

HZL estimates the remaining reserve life at Rajpura Dariba including Sindesar Khurd, based on reserves and resources as at 31 March 2012 at current and anticipated production, to be over 20 years. An exploration programme is also underway to identify new mineralised material with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was some 30 metres while for probable reserves it was less than 60 metres.

The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3 per cent. combined lead and zinc, though the mineralisation generally has a sharp natural contact. The in-situ quantities and qualities were adjusted by applying a mining loss factor of 10 per cent., a dilution factor of between 12 per cent. and 20 per cent. depending on ground conditions. These parameters are based on a reconciliation of historical production. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.

The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored from 1992 to 1995. Mine production at Sindesar Khurd began in April 2006 and HZL’s mining permit is valid until 2029.

The Sindesar Khurd mine is a large scale underground mine. The Sindesar Khurd mine lies 7 kilometres north-northeast of the Rajpura Dariba mines and is part of same Dariba-Bbethumni belt. The mine is approachable from the Rajpura Dariba mine by a metalled road. The mine was originally commissioned as a small scale operation but following successful exploration campaigns with subsequent extensions to the mineral resource, the mine has expansions plan to expand from current production levels of 0.65 mtpa to 2.0 mtpa by fiscal 2013. The HZL’s mining lease permit for the Sindesar Khurd mine is valid until 20 March 2029.

The Sindesar Khurd deposit consists of one, up to 50 metre thick, lens with a fairly complex shape and internal grade distribution due to intercalation of richer dolomite-hosted ore and low-grade mineralisation in mica schists. In addition, there are discrete narrow “minor” lenses distributed parallel to main lens all around at various locations and varied depth typically classified as auxiliary lenses. The principal ore forming minerals are sphalerite and galena, and the rock forming minerals are calcite, dolomite, quartz, mica, garnet, tremolite. The mineralisation is strata-bound (in metamorphous dolomite) and is structurally controlled (possibly concentrated limb shears of secondary faults). The mineralisation has been described as at sedimentary exhalative deposit origin.

To date, the mineralisation has been traced over almost 2.5 kilometres along strike and 1.1 kilometres vertical extension. In the mine area, the dip is steep westerly, while the dip turns into easterly direction in the lower-southern part of the deposit. The current “mine block” extends over 700 metres along strike and up to 225 metres depth extension.

The deposit has been drilled to a depth of approximately 1,100 metres below surface and the ore body is traced over approximately two kilometres along the strike with 1,100 metres vertical extension. While the deposit is still open in depth in the southern extension of the present mine block, the area below the mine block and towards the north extension only has narrow and low to moderate grade mineralisation intersected.

Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling programme aimed at increasing the size of the ore body. A continuous exploration programme from underground is also underway with the aim to upgrade the reserve status so that the stopes planned to be mined out are extracted with maximum recovery, thereby reducing mining losses. The drill spacing for proved reserves was 12.5-25 metres while for probable reserves it was less than 25-50 metres. A total of 250 holes and 14500 metres of drilling from underground has been accomplished as at 31 March 2012.

According to the JORC reserves and resources statement, the proven and probable reserves for the Sindesar Khurd mine as of March 31, 2012 is 21.62 million tonnes with 4.53 per cent. zinc and 2.67 per cent. lead. The in-situ quantities is adjusted by applying a mining loss factor of 10.0 per cent. and dilution factor of 20.0 per cent.

Access to the mine is through an incline shaft and declines (north and south) from the surface, while ore is hauled up through the declines by low-profile dump trucks (“LPDTs”).

The ore body is accessed via horizontal drives on six levels. The mine currently utilises sub level open stoping mining method with stope panels varying from 30 to 50 metres in strike. Personal carriers are used for transportations of all personnel and materials to underground.

Ore hauled from mine is fed to newly commissioned mill at Sindesar Khurd itself. Run of mine (“ROM”) ore is dumped into a hopper ahead of the primary gyratory crusher which reduces the size of ROM to (-) 150 millimetre size, which discharges to a hopper located over an apron feeder. crushed ore is transported from the apron feeder to the coarse ore stockpile by a belt conveyor, which is discharged to secondary and tertiary crushers according to grinding size and is collected at fob. The fine ore from fob is extracted by belt feeders and fed to the rod mill by mill feed conveyors. The lead flotation stream comprises of conditioning, roughing, scavenging and three stages of cleaning. The concentrate from the first cleaner is pumped to the second stage flotation cells and the concentrate from the second stage cleaners is fed to the third cleaner flotation cells. The third stage cleaner concentrate are the final lead concentrate. The scavenger tails are the rejects from the lead flotation circuit and form feed to zinc flotation circuit which again comprises of conditioning, roughing, scavenging and three stages of cleaning.

Lead and zinc concentrates are sent to their respective high rate thickeners installed each for lead concentrate and zinc concentrate generated from 2.0 mtpa plant. The tailing dewatering and disposal section comprises of hydro cyclone, tailing thickener, neutralisation tank, pumping of tailing to tailing pond and reclaimed water pumping.

Lead and zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters.

Power for the mill and mine is supplied from HZL’s CPP recently commissioned at Dariba itself. Water is sourced via a 66 kilometre long pipeline from the Matri Kundia dam in Chittorgarh and Manasi Wakal dam in Udaipur.

In fiscal 2012, 587,600 tonnes of ore at a grade of 5.4 per cent. zinc and 1.3 tonnes lead ore was mined at Rajpura Dariba mine, which produced 41,512 tonnes of zinc concentrate at 48.8 per cent. zinc, 9,425 tonnes of lead concentrate at 40.9 per cent. lead and 2,295 grammes per tonne of silver, and 20,003 tonnes of bulk concentrate at 37.8 per cent. zinc and 8.5 per cent. lead, with 83.3 per cent. of the zinc being recovered in the zinc concentrate along with 70.8 per cent. of the lead and 77.3 per cent. of the silver.

In fiscal 2012, 1,303,050 tonnes of ore at a grade of 4.4 per cent. zinc and 2.2 per cent. lead ore was mined at the Sindesar Khurd mine, which produced 100,683 tonnes of zinc concentrate at 50.8 per cent. zinc, 49,455 tonnes of lead concentrate at 50.8 per cent. lead and 2,038 grammes per tonne of silver with 84.0 per cent. of the zinc being recovered in the zinc concentrate, along with 83.0 per cent. of the lead and 81.8 per cent. of the silver.

In fiscal 2012, no zinc concentrate was sold to third parties from the Rajpura Dariba and Sindhesar Khurd mines. In fiscal 2012, 4,998 dmt of lead concentrate at a grade of 50.0 per cent. was sold to third parties from Sindesar Khurd. The revenue realised from lead concentrate sales was INR 1,625.6 million (US$ 31.9 million).

(cc)	Zawar

Zawar consists of four separate mines: Mochia, Balaria, Zawarmala and Baroi. The deposit is located approximately 45 kilometres south of the Udaipur city, in Udaipur district of Rajasthan, in Northwest India. It is well accessed by paved road from Udaipur (in the North) and Ahmedabad (in the South), the capital of the State of Gujarat. The deposits lie within a 36.2 square kilometres mining lease granted by the State Government of Rajasthan, India, which was due for renewal in March 2010. An application to the Government of Rajasthan was submitted on 25 November 2008 for the renewal of the mining lease. Presently, the matter was pending in Supreme Court for renewal of mining lease. The mine plan for enhanced quantity (1.5 million tonnes) was approved by the IBM on 21 August 2009. The environmental clearance from the MoEF for the renewal of the lease and capacity enhancement (of 1.5 million tonnes) was obtained on 30 October 2009. The forest clearance is pending approval by MoEF. Due to lack of the forest clearance, mining activities at the Mochia, Zawar Mala and Baroi mines were stopped after 29 March 2010. The consents to operate under the Indian Air (Prevention and Control of Pollution) Act, 1981, as amended (the “Air Act”) and the Indian Water (Prevention and Control of Pollution) Act, 1974, as amended (the “Water Act”) were granted by Rajasthan State Pollution Control Board for Zawar on 23 March 2010 for a period of three years with validity expiring on 28 February 2013 in respect of the lead zinc ore mining.

The four deposits at Zawar are hosted by low grade metamorphosed sediments consisting of greywackes, phyllites, dolomites and quartzites that unconformably overlay the Pre-Cambrian basement. The lead-zinc-pyrite mineralisation is strata bound and occurs as vein-stringers reflecting the high level of fractures within the more competent dolomites. There are multiple ore bodies that are complex in some areas as the lenses split and enclose waste rock. The ore bodies are steeply dipping. Zawar uses the “sub-level open stoping mining method” and its variants for the majority of its production.

Ore processing is carried out in a conventional comminution and flotation plant having facility for “differential” as well as “bulk flotation” of zinc and lead metals. The ore is crushed primarily underground and then hoisted to the surface. Thereafter, the ore is crushed to 15 mm in size before being milled to 74 microns. In the differential flotation process, milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Final lead concentrate is thickened and filtered and then stored before dispatch to the Chanderiya lead smelter. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc concentrate is thickened and filtered, then stored and dispatched to the Debari and Chanderiya smelters. Zinc flotation tails are disposed in slurry form in designated tailings disposal area.

In the bulk flotation process milled ore is conveyed to the flotation circuit and undergoes a process incorporating roughing, scavenging and cleaning. Final bulk concentrate is thickened and filtered, and then stored before dispatch to the Chanderiya lead zinc smelter. Bulk flotation tails are disposed in slurry form in designated tailings disposal area.

In fiscal 2012, approximately 204,150 tonnes of ore at 3.8 per cent. zinc and 0.5 per cent. lead was mined which produced 22,007 tonnes of bulk concentrate at 45.7 per cent. zinc and 5.8 per cent. lead. The recovery of zinc and lead during fiscal 2012 was 90.8 per cent. and 83.4 per cent., respectively.

Power is supplied through a combination of an 80 MW thermal coal-based CPP commissioned in December 2008 and a 6 MW CPP. Power from the 80 MW thermal coal-based CPP is supplied to the Debari hydrometallurgical zinc smelter and also the excess power is sold to third parties.

Water consumption is controlled by an active water conservation programme with supplemental water supplies sourced from a dedicated 300 million cubic foot dam. The process plant is in a reasonable structural, electrical and mechanical condition and a planned maintenance programme is in place.

The gross book value of the Zawar fixed assets and mining equipment was approximately INR 1,653 million (US$ 32.5 million) as at 31 March 2012 and of the 80 MW coal-based thermal CPP at Zawar was INR 3,138 million (US$ 61.7 million).

Based on reserves as at 31 March 2012 and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately 20 years from 1 April 2012. The focus of mine exploration at Zawar is to replenish the reserves through exploration activity that are being depleted and to look for new mineralised area to enhance production capacity. A surface drilling programme is underway to locate mineralised material below -100 MRL up to -500 MRL. Underground exploratory drilling is carried out on a grid of between 25 metres and 30 metres which is then infilled to 12 metres and 15 metres after completing the development for final delineation of ore bodies. Past exploration has outlined additional in-mine mineralised material which require further delineation to add to reserves and further extend the mine life.

In fiscal 2012, zinc, lead or bulk concentrates were not sold to third parties from the Zawar mine.

(dd)	Kayar mine

The Kayar lead-zinc mine is located on the eastern fringe of Kayar village. The deposit lies between longitudes E74° 41’ to E74° 42’ and latitudes N26° 31’ 30” to N26° 32’ 30” and is covered by Survey of India top sheet no 45J/10. The Kayar village is 9 kilometres north-northeast of Ajmer city and is well connected by tar road. Jaipur, the state capital and nearest airport is 127 kilometres northeast of the deposit. Udaipur is 280 kilometres to the south on National Highway no. 8. Although the nearest railway station is Madar at 6 kilometres to the south of Kayar, the main railway station at Ajmer on the broad gauge section of Western Railway is 9 kilometres south-southeast of Kayar.

The Kayar lead-zinc deposit was initially prospected by Airborne Mineral Survey and Exploration wing of Geological Survey of India and drilling commenced in August 1988 and was completed in December 1991. Mineral Exploration Corporation Limited took up the project work on promotional basis, started the exploration and a total of 9585 metres of drilling had been achieved in 42 completed bore holes during 1994-97. The detailed exploration of Kayar deposit was commenced by HZL in June 1999 and continues to date.

The major rock type in the area is quartz-mica schist. There are three lenses of the ore: the main lens, K1A lens and S1 lens. The main lens ranges in average width from 5 metres to about 40 metres and a maximum strike of 900 metres. The K1A lens has strike of 250 metres and the average width of 4 metres. The S1 lens has strike of 170 metres. According to reserves and resources statement, the proved and probable reserves for Kayar mine as at 31 March 2012 of 1.8 million tonnes at 12.6 per cent. zinc was 1.8 per cent. lead, with a total of 11.3 million tonnes of reserves. The preconcentration studies employing heavy media separation yielded 97 per cent. recovery of lead and 96.1 per cent. recovery of zinc.

The ground breaking of the mine started on 11 June 2011. A decline is being developed to access the ore body. The mine is designed to produce 1 mtpa capacity and is scheduled to achieve the targeted production by 2014-2015. The mining method to be practised in Kayar will be single sublevel stoping (bench stoping) in the steeper portion of the deposit, with transverse stoping method at flat portion along with rock filling / cemented rock filling. About 25 kilometres of development is planned in 5 years. The mining is highly mechanised with 10 T and 17T diesel load haul dump vehicles (“LHDTs”) coupled with 30 T LPDTs. 50 T electric LPDTs will be deployed as a environmental measure. The ROM will be stacked in the surface and transported via truck/rail to Rampura Agucha mine for beneficiation.

A 480.45 hectare mining lease was granted to Kayar mine by the State of Rajasthan and is valid until 2018, subject to further renewal. Mining leases are governed in accordance with the provisions of the lease agreement, the various mining laws and concession rules promulgated by the state and central government. HZL has also obtained consent from the IBM and the MoEF to produce 1000 mt per day at Kayar mine and have submitted a further application to increase the Kayar mine’s capacity by 1 mtpa. HZL has also obtained consents under various environmental laws to operate the mine, including from the State Pollution Control Board.

A 33 KV power line was commissioned on 2 February 2012 to meet the constructional power requirements of the mine. The power during full capacity is proposed to be supplied from the Sterlite’s CPPs.

(B)	Reserves base

The following table sets out HZL’s proved and probable zinc and lead reserves as at 31 March 2012.

	Proved Ore Reserve			Probable Ore Reserve			Total Proved and Probable Ore Reserves
	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade	Quantity	Zinc Grade	Lead Grade
	(million tonnes)	(%)	(%)	(million tonnes)	(%)	(%)	(million tonnes)	(%)	(%)
Rampura Agucha	12.7	14.0	1.9	56.6	13.7	1.8	69.3	13.7	1.9
Rajpura Dariba	6.7	6.3	1.7	2.1	6.2	1.5	8.8	6.3	1.7
Sindesar Khurd	1.6	4.5	2.3	20.0	4.5	2.7	21.6	4.5	2.7
Zawar Group	3.5	4.1	2.1	4.2	3.3	2.0	7.8	3.6	2.0
Kayar	—	—	—	1.8	12.6	1.8	1.8	12.6	1.8

Total	24.5	9.8	1.0	84.7	10.8	2.0	109.3	10.6	2.0

(C)	Smelters and refineries

(aa)	Capacity

The following table sets out the total capacities(1) as at 31 March 2012 at the Chanderiya, Debari, Vizag, Dariba and Zawar facilities.

	Capacity
Facility	Zinc	Lead	Silver	Sulphuric Acid	CPP
	(ktpa)	(ktpa)	(tpa)	(tpa)	(MW)
Chanderiya(1)	525	85	168	828,500	248.8
Debari	88	—	—	419,000	14.8
Vizag	56	—	—	91,000	—
Dariba	210	100	350	404,500	160.0
Zawar	—	—	—	—	86.0

Total	879	185	518	1,743,000	509.6

Note:

(1)	The Haridwar plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya and Dariba smelter and the Pantnagar plant melts and casts zinc and lead ingots from zinc and lead cathodes produced in the Chanderiya and Dariba and therefore their production capacities do not increase the total production capacity of HZL’s facilities.

(bb)	Chanderiya

The Chanderiya facility is located approximately 120 kilometres east of Udaipur in the State of Rajasthan in northwest India. The facility contains four smelters, two associated CPPs, two sulphuric acid plants and one silver refinery, as follows:

(1)	an ISP™ pyrometallurgical lead-zinc smelter with a capacity of 105 ktpa of zinc ingots and 35 ktpa of lead ingots that was commissioned in 1991;

(2)	two hydrometallurgical zinc smelters with 210 ktpa capacity each that were commissioned in May 2005 and December 2007 and expanded in April 2008, together with associated CPPs;

(3)	an Ausmelt™ lead smelter with a capacity of 50 ktpa that was commissioned in February 2006;

(4)	associated 154 MW and 80 MW coal-based CPPs commissioned in May 2005 and April 2008, respectively;

(5)	a 14.5 MW CPP which was commissioned at Debari in March 2003 and transferred from Debari to Chanderiya in March 2009;

(6)	three sulphuric acid plants with a total capacity of 828.5 ktpa; and

(7)	a silver refinery with a capacity of 168 tpa silver ingots.

Concentrate requirements for the facility are supplied by HZL’s mines. The 154 MW, 80 MW and 14.8 MW CPPs at Chanderiya provide all of the power for the facility. The CPPs require approximately 130,000 tonnes of coal per month, which are procured through tenders and from the domestic market, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tonnes each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers.

In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block from the Ministry of Coal, which is expected to help meet the coal requirements of HZL’s CPPs in the future. HZL’s share of the coal block is approximately 31.5 million tonnes which, according to the Ministry of Coal, are proved reserves with ash content ranging from 28.7 per cent. to 47 per cent. and with gross calorific value ranging from 3,865 Kcal/kilogramme to 5,597 Kcal/kilogramme. On 16 June 2008, the Ministry of Coal approved the consortium’s plan for mining the coal block. The coal block is located in the Hasdev Arand coal field of Chhattisgarh which is under moderate to dense forest. The environmental clearance and approval for the forest diversion was rejected by the MoEF and accordingly, a letter of rejection was issued by the State Government on 23 January 2010. Submissions have been made to the MoEF. Thereafter, the

Prime Minister’s Office constituted a committee of secretaries to review the rejection of the environmental clearance and approval. The Prime Minister’s Office also constituted a Group of Ministers to resolve the issue of forest clearance. The matter is now being discussed at the Group of Ministers meetings. HZL will continue to import coal from third-party suppliers as it currently does or pursue alternative sources.

(cc)	Debari

The Debari hydrometallurgical zinc smelter is located approximately 12 kilometres east of Udaipur in the State of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 88 ktpa. The Debari facility also includes a 419 ktpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based CPP at Chanderiya and the balance is sourced from an on-site liquid fuel-based 14.8 MW CPP commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.

(dd)	Vizag

The Vizag hydrometallurgical zinc smelter is located approximately 17 kilometres from the Vizag inner harbour on the Bay of Bengal in the State of Andhra Pradesh in southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56 ktpa. The Vizag facility also includes a 91 ktpa sulphuric acid plant. HZL obtains approximately 50 per cent. of the facility’s power requirements from Andhra Pradesh Gas Power Corporation Limited, a gas utility company in which HZL holds an 8 per cent. equity interest. The remaining power requirements are obtained from the Transmission Company of Andhra Pradesh Limited, a government-owned enterprise. The Vizag zinc smelter, which was more expensive to operate than smelters using the latest technology, was shut down during the last quarter of fiscal 2012.

(ee)	Haridwar

The 210 ktpa zinc ingot melting and casting plant in Haridwar in the State of Uttarakhand was commissioned in July 2008. The plant was established at a cost of INR 830 million (US$ 16.3 million). This plant melts and casts zinc ingots from zinc cathodes produced in the Chanderiya smelter and therefore its production capacity does not increase the total production capacity of HZL’s facilities. After the start of the second stream, the capacity of Haridwar zinc plant will be 292 ktpa.

(ff)	Pantnagar

The Pantnagar plant, which is located in Pantnagar in the State Uttarakhand, India, includes a 350 tpa silver refinery that was commissioned in December 2011 and the 400,000 tpa zinc ingot and 100,000 tpa lead ingot melting and casting plant that was commissioned in March 2012. This plant was established at a cost of INR 3,430 million (US$ 67.4 million). The Pantnagar plant melts and casts zinc and lead ingots from zinc and lead cathodes that are produced in the Chanderiya and Dariba smelters. Therefore, the Pantnagar plant does not increase the total lead and zinc production capacity of HZL’s facilities except insofar as it increases HZL’s silver producing capacity to 518 tpa.

(gg)	Dariba

The Dariba hydrometallurgical zinc smelter is located approximately 75 kilometres northeast of Udaipur in the Rajsamand district of Rajasthan in northwest India. This hydrometallurgical zinc smelter was commissioned in March 2010 and is now operating at its capacity of 210 ktpa. The Dariba facility also includes a 306 ktpa sulphuric acid plant. Sterlite also commissioned a new 100 ktpa lead smelter in July 2011, which includes a 98.5 ktpa sulphuric acid plant. A majority of the power requirements of the facility is sourced from the coal-based CPP at Dariba.

(D)	Production volumes

The following table sets out HZL’s total production from the Chanderiya, Dariba, Debari and Vizag facilities for each of fiscal 2010, 2011 and 2012.

		Year ended 31 March
Facility	Product	2010	2011	2012
		(tonnes, except for silver which is in kgs)
Chanderiya:
ISP(TM) pyrometallurgical lead-zinc smelter	Zinc	93,480	90,298	90,101
	Lead(2)	21,550	20,562	22,262
First hydrometallurgical zinc smelter	Zinc	175,602	179,276	185,491
Second hydrometallurgical zinc smelter	Zinc	167,827	154,844	188,429
Ausmelt(TM) lead smelter	Lead	42,769	36,733	39,422
Silver refinery	Silver	138,550	148,082	163,328
Sulphuric acid plants	Sulphuric acid	641,313	600,753	661,641
Dariba:
Hydrometallurgical zinc smelter(2)	Zinc	—	164,551	198,204
Lead Smelter(3)	Lead	—	—	30,415
Silver refinery(4)		—	—	43,616
Sulphuric acid plant	Sulphuric acid	26,091	218,483	266,671
Debari:
Hydrometallurgical zinc smelter	Zinc	87,347	84,839	68,046
Sulphuric acid plant	Sulphuric acid	290,188	306,949	332,489
Vizag:
Hydrometallurgical zinc smelter	Zinc	54,184	38,663	28,445	(5)
Sulphuric acid plant	Sulphuric acid	74,945	66,514	49,787

Total	Zinc	578,440	712,471	758,716
	Lead(1)	64,319	57,295	92,099
	Silver	138,550	148,082	206,944
	Sulphuric acid	1,032,537	1,192,699	1,310,588

Notes:

(1)	Excludes lead containing a high content of silver (high silver lead) produced from the pyrometallurgical lead-zinc smelter for captive use, which was 7,308 tonnes, 5898 tonnes and 6,625 tonnes, in fiscal 2010, 2011 and 2012, respectively.

(2)	The hydrometallurgical zinc smelter was commissioned in March 2010.

(3)	The Dariba lead smelter was commissioned in July 2011.

(4)	The silver refinery at Pantnagar was commissioned in December 2011.

(5)	Vizag operations are currently under suspension.

The following table sets out HZL’s total ore, zinc concentrate and lead concentrate production for each of fiscal 2010, 2011 and 2012.

		Year ended 31 March
Mine (Type of Mine)	Product	2010	2011	2012
		(tonnes, except percentages)
Rampura Agucha (Open-pit)	Ore mined	5,135,625	6,149,165	5,947,081
	Ore grade-Zinc	12.9%	13.1%	12.0%
	Ore grade-Lead	1.8%	2.2%	1.8%
	Recovery-Zinc	92.1%	88.4%	90.6%
	Recovery-Lead	59.3%	54.6%	56.6%
	Zinc concentrate	1,155,849	1,319,245	1,261,570
	Lead concentrate	89,205	117,272	101,629
Rajpura Dariba (Underground)	Ore mined	501,282	496,234	587,600
	Ore grade-Zinc	5.3%	5.7%	5.4%
	Ore grade-Lead	1.5%	1.5%	1.3%
	Recovery-Zinc	82.3%	82.6%	83.3%
	Recovery-Lead	76.2%	72.2%	70.8%
	Zinc concentrate	36,865	40,246	41,512
	Lead concentrate	7,456	7,937	9,425
	Bulk concentrate(1)	11,338	10,322	20,003
Sindhesar Khurd (Underground)	Ore mined	444,715	654,050	1,303,050
	Ore grade-Zinc	3.4%	5.4%	4.4%
	Ore grade-Lead	2.3%	2.2%	2.2%
	Recovery-Zinc	82.1%	81.9%	84.0%
	Recovery-Lead	79.2%	78.9%	83.0%
	Zinc concentrate	38,007	53,118	100,683
	Lead concentrate	13,372	18,959	49,455
	Bulk concentrate(1)	4,197	3,943	—
Zawar (Underground)	Ore mined	1,020,250	240,550	204,150
	Ore grade-Zinc	3.0%	3.7%	3.8%
	Ore grade-Lead	1.9%	0.9%	0.5%
	Recovery-Zinc	90.8%	88.0%	90.8%
	Recovery-Lead	90.8%	70.7%	83.4%
	Zinc concentrate	—	—	—
	Lead concentrate	—	—	—
	Bulk concentrate(1)	73,048	55,265	22,007

Total	Ore mined	7,101,872	7,539,999	8,041,881
	Zinc concentrate	1,230,721	1,412,609	1,403,765
	Lead concentrate	110,033	144,168	160,509
	Bulk concentrate(1)	88,583	69,530	42,010

Notes:

(1)	Bulk concentrate is concentrate that contains both zinc and lead.

(v)	Principal Raw Materials

The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

(A)	Zinc and lead concentrates

Zinc and lead concentrates are the principal raw material of HZL’s smelters HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in the past. HZL expects its mines to continue to provide all of its zinc and lead concentrate requirements for the foreseeable future.

(B)	Power

Most of HZL’s operations are powered by the coal-based CPP at Chanderiya for which HZL imports the necessary thermal coal from a number of third-party suppliers.

HZL has outsourced the day-to-day operation and maintenance of its CPPs at Chanderiya, Debari and Zawar.

HZL has also been awarded 2.43 million tonnes of coal linkage by the Ministry of Coal, which will enable it to source coal from mines of Coal India. HZL’s remaining operations source their required power from liquid fuel-based CPPs or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

(C)	Metallurgical coke

In addition, HZL’s pyrometallurgical smelter at Chanderiya requires metallurgical coke that is used in the smelting process. HZL currently sources its metallurgical coke requirements from third parties under long-term contracts and the open market.

(vi)	Distribution, logistics and transport

Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc concentrate from HZL’s mines is also transported by road, or a combination of road and rail, to the Vizag smelter which is located approximately 1,200 kilometres southeast of the mines. Zinc concentrate may also be shipped for export. Zinc and lead ingots, silver and sulphuric acid by-products are transported by road to customers in India.

(vii)	Sales and marketing

HZL’s ten largest customers accounted for approximately and 32.3 per cent., 36.2 per cent. and 39.3 per cent. of its revenue in fiscal 2010, 2011 and 2012, respectively. No customer accounted for greater than 10 per cent. of HZL’s revenue in fiscal 2010, 2011 or 2012.

HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centres in India. In fiscal 2012, HZL sold approximately 66.3 per cent. of the zinc and lead metal it produced in the Indian market, with the remained (33.7 per cent.) being exported.

Approximately 97.0 per cent. of the zinc metal that HZL produced in fiscal 2012 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed, while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.

(viii)	Projects and developments

HZL has expansion projects in the amount of approximately INR 5,020 million (US$ 98.6 million) on the expansion of existing underground mines at Rampura Agucha and Kayar in the State of Rajasthan. Production from these underground mines at Rampura Agucha and Kayar is expected to start from fiscal 2013 and will be gradually enhanced through continuous development of the mines.

(ix)	Market share and competition

HZL is the only integrated zinc producer in India and had a market share by sales volume of the Indian zinc market of 82 per cent. in fiscal 2012, according to the India Lead Zinc Development Association (“ILZDA”). Binani Zinc Limited is the only other zinc producer in India, but it is not integrated and it depends on imports of zinc concentrate. Binani Zinc Limited had a market share of 6 per cent. of the Indian market in terms of sales volume in fiscal 2012, according to the ILZDA. Imports and secondary sources accounted for the remaining 12 per cent. market share in terms of sales volume in fiscal 2012, according to the ILZDA.

Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminium, stainless steel and other alloys, plastics and other materials being substituted for galvanised steel and epoxies, paints and other chemicals being used to treat steel in place of galvanising in the construction market.

HZL is one of the primary lead producers in India, with competition coming from imports which provide a substantial majority of the lead consumed in India. Lead is a commodity product and HZL competes primarily on the basis of price, time of delivery and location.

(b)	Zinc International

On 10 May 2010, Sterlite agreed to acquire the zinc business of Anglo American for a total consideration of US$ 1,513.1 million. These zinc assets comprise:

•	a 100 per cent. stake in Skorpion, which owns the Skorpion mine and refinery in Namibia;

•	a 100 per cent. stake in Lisheen, which owns the Lisheen mine in Ireland; and

•	a 74 per cent. stake in BMM, whose assets include the Black Mountain mine and the Gamsberg project in South Africa.

On 3 December 2010, Sterlite announced the completion of the acquisition of Skorpion by a wholly-owned subsidiary of Sterlite for a consideration of INR 32,098 million (US$ 706.7 million). On 4 February 2011, Sterlite announced the completion of the acquisition of the 74 per cent. stake in BMM for a consideration of INR 11,529 million (US$ 250.9 million), net of a refund of US$ 9.3 million. The acquisition of Lisheen was completed on 15 February 2011 for a consideration of INR 25,020 (US$ 546.2 million).

(i)	Skorpion

(A)	Overview

The Skorpion mine is located in the Karas region of southern Namibia, comprising an open-pit mine with a mine life up to 2016 and an attached electrolytic refinery producing approximately 150,000 tonnes of SHG zinc ingots annually. Further opportunities to extend the life of the mine are currently being evaluated.

The processing at the Skorpion mine is unique, using solvent-extraction and electrowinning from zinc oxide ore. In this process, mined ore is crushed, homogenised and milled before acid leaching in agitated tanks at the refinery. Clarified liquor is purified by solvent extraction and zinc is electrolytically plated on to aluminium cathodes. Zinc is periodically stripped from these cathodes before being melted and cast as ingots for export.

During the year ended 31 March 2012, 1.68 million tonnes of ore at 10.4 per cent. zinc were mined from the Skorpion mine, which produced approximately 145,000 tonnes of zinc metal. Approximately 17.1 million tonnes of waste were removed giving a strip ratio of 10.2 tonnes of waste per tonne of ore mined. Prior to its acquisition by Sterlite, Skorpion had a financial year ending 31 December.

(B)	Principal products

Skorpion produces SHG zinc ingots and there is a committed off-take agreement for three years commencing 1 January 2010, covering the sale of all zinc ingots produced at the integrated mine and refinery of Skorpion. Skorpion does not produce any material by-products.

(C)	Production process

The Skorpion zinc business has a number of elements which are summarised in the following diagram and explained in greater detail below:

(aa)	Process overview

In contrast to the majority of zinc deposits worldwide, which contain zinc primarily as the sulphide mineral sphalerite, the deposit at the Skorpion mine is a primary oxide/silicate/carbonate zinc deposit. The zinc minerals can therefore not be concentrated by flotation. However, the absence of sulphur offers an advantage as no sulphur or sulphuric acid disposal is required. The ore is leached directly in dilute sulphuric acid to produce zinc sulphate. It is not possible to directly electrowin zinc from the sulphate solution due to the high chlorine and fluorine levels and other impurities contained in ore from the Skorpion mine, which cause anode and cathode corrosion and cathode stripping problems. Solvent extraction provides a buffer against chlorine and fluorine and effectively prevents any carry-over into the purified electrolyte solution. The use of solvent extraction for zinc simplifies the overall treatment route by comparison with conventional roast-leach-electrowinning circuits.

The process is conducted in three loops, schematically as shown in the figure below. The first loop is an aqueous loop, where ore is leached with aqueous raffinate to produce zinc sulphate. The second loop is organic and consists of a 40 per cent. mixture of the extractant Di-2-Ethyl-Phosphoric Acid (D2EHPA) in diluent (kerosene). The organic is contacted with the zinc sulphate solution from the primary aqueous loop to extract zinc as an organic complex. The loaded organic is then contacted with spent electrolyte, which strips zinc, to produce a zinc rich electrolyte (loaded electrolyte). The loaded electrolyte is fed to the electrowinning cellhouse to produce SHG zinc cathode sheets, and spent electrolyte through. Recirculating the spent electrolyte to the stripping stage of solvent extraction completes the third loop. The electrowinning product, SHG zinc cathode at 99.9 per cent. zinc, does not require further refining and the final step consists of melting and casting, to produce zinc ingots or jumbos.

(bb)	Melting and casting

The melting and casting section of the plant is designed to produce 25 kg Special High Grade ingots and 1 or 2 tonne jumbo ingots.

The zinc cathodes from electrowinning are fed into two induction furnaces, producing molten zinc metal. The molten zinc metal can be pumped to three alternate destinations:

•	To an ingot casting machine where 25 kg ingots are produced; or

•	To two jumbo casting launders where 1 to 2 tonne jumbo ingots are produced; or

•	To two tilting alloying furnaces which feed the jumbo casting launders

Due to surface oxidation during the melting and casting process, some zinc-containing dross and skimmings are produced. The metallic portion of the dross and skimmings is returned to the furnace, while the oxide portion is returned to the leach process for zinc recovery.

Main consumables in melting and casting are ammonium chloride flux and liquid petroleum gas for pre-heating of casting moulds.

(D)	Description of operations

The Skorpion zinc deposit is located in the southern Namib desert of Namibia, approximately 20 kilometres north-west of the small mining town of Rosh Pinah, 75 kilometres from the Atlantic coastline, and about 40 kilometres from the perennial Orange river, which forms the border with South Africa. The deposit lies just inside the “Sperrgebiet” or forbidden area, now known as Diamond Area 1. The extracted ore is sent to the refinery for further processing.

(E)	Principal raw materials

The Skorpion mine uses 70,000 tonnes of sulphur per year, of which 80.0 per cent. is imported in bulk from Germany and shipped to Namibia through the port of Luderitz while the remaining sulphur is brought from South Africa in molten form via road.

The maximum power demand of the Skorpion mine is 85 MW and power is supplied from South Africa and is governed by a tri-partite US dollar denominated contract between Namibia Power Corporation (Proprietary) Limited, Eskom Holdings Limited and Skorpion that links the annual increases in power costs to a US inflationary index.

(F)	Distribution, transport and logistics

Zinc at the Skorpion mine is cast into ingots for export and transported from the refinery to the port of Luderitz, approximately 300 kilometres away by trucks each having a maximum capacity of 35 tonnes. On the return trip from Luderitz, sulphur transported to site which is imported by ship. All other re-agents and consumables are trucked in by one transport contractor.

(G)	Sales and marketing

Skorpion has a single customer that buys all the products.

(H)	Market share and competition

According to Brook Hunt, the Skorpion mine has consistently been one of the largest zinc producing mines in the world and in 2011, it was ranked thirteenth in the world in terms of production volume with a cost base in the third quartile of the zinc industry cost curve. The Skorpion mine produces only high-grade, high purity SHG zinc ingots that are registered on the LME.

(ii)	BMM

(A)	Overview

BMM consists of the Black Mountain mine and the Gamsberg project. The zinc mine at Black Mountain is an underground operation, mining a polymetallic ore body, with an attached concentrator producing approximately 28,000 tonnes of zinc, 50,000 tonnes of lead, 2,000 tonnes of copper and 55 tonnes of silver in concentrate, annually. Exxaro Resources (through its wholly owned subsidiary, Exxaro Base Metals) holds the remaining 26 per cent. interest in BMM.

The predominant mining method is ramp in stope cut and fill. The planned production rate is 1.56 mtpa plant feed and the share hoisting capacity is approximately 150,000 tpa. All production stopes are backfilled and waste filled, integrated into the mining sequence.

The mining process includes primary crushing underground before being hoisted to surface coarse ore silos for stockpile. Coarse ore is screened before secondary and tertiary crushing, from where it is fed into a milling plant. The slurry product from the grinding mills passes directly to the flotation circuits from which copper concentrates, lead concentrates and, finally zinc concentrates are floated off. The concentrates are dewatered by thickening and subsequent pressure filtration to reduce moisture content to shipment requirements. The dewatered concentrates are discharged onto conveyors, before being transferred to separate copper, lead and zinc concentrate stockpiles. From the stockpiles, the concentrates are hauled by truck to a dedicated railway siding, where they are loaded onto rail cars for outbound shipping.

Power at the zinc mine at Black Mountain is supplied from two 40 million volt ampere transformers at the Eskom Aggeneys substation. Water is supplied by the Pelladrift Water Board, which supplies potable water to the mine from the Orange river for both human consumption and industrial water requirements.

During the year ended 31 March 2012, 1.434,088 tonnes of ore at 2.9 per cent. zinc and 4.2 per cent. lead were mined from the Black Mountain mine, which produced approximately 64,683 tonnes of zinc concentrate and 74,644 tonnes of lead concentrate, containing 31,769 tonnes of zinc and 53,578 tonnes of lead, respectively. In addition the Black Mountain mine also produced 2,709 tonnes of copper in concentrate and 54 tonnes of silver in concentrate. Prior to its acquisition by Sterlite, BMM had a fiscal year-end end of December 31.

(B)	Principal products

BMM produces zinc, copper and lead in concentrate and all the zinc concentrate is shipped overseas.

Silver is a by-product of BMM’s copper and lead concentrate.

(C)	Production process

BMM zinc business has a number of elements which are summarised in the following diagram and explained in greater detail below:

The ROM ore undergoes a primary crushing stage underground. From there, it is conveyed to a series of course ore silo’s before being fed into an open circuit secondary crushing stage and a closed circuit tertiary crushing stage. The plant treats about 1.5 mtpa or ore. Crushing reduces the ore size from about 200 mm topsize to about 12 mm topsize. Crushed ore is stored in the fine ore silo’s ahead of the milling circuit.

The first stage of milling is an open circuit rod mill. 80 mm rods are used to mill down crushed material. Mill discharge is fed to the hydrocyclones which removes the fines (60 per cent. passing 75 microns). Cyclone underflow is fed to a ball mill filled with 50 mm balls. Ball mill discharge is fed back to the hydrocyclones for fines removal. Hydrocyclone overflow is sent to the aeration banks ahead of the float circuit.

The slurry is then subjected to sequential flotation (for copper, lead and zinc concentrates). All three circuits have the same basic design, that is conditioning upfront, followed by roughing to recover metal. Rougher concentrate is fed to a cleaner bank for upgrading to product specification, where-as rougher tails are sent to a scavenger bank to strip out metals nor recovered in rougher stage. Scavenger concentrate and cleaner tails are recirculated back into the conditioners/roughers. Cleaner concentrate is sent to a thickener/filtration section for dewatering, whereas scavenger tails are routed to the next circuit.

Copper is removed first and upgraded to about 26 per cent. copper in concentrate, which results in achieving an overall recovery of 68.63 per cent. Lead removal follows with lead concentrate being upgraded to about 70 per cent. lead (at a recovery of about 90 per cent.) Zinc is removed last, with final product being about 50 per cent. zinc (recovery about 78 per cent.) The final products (copper, lead and zinc) are then stockpiled for transportation by truck to the loop ten railway siding.

(D)	Mines

Black Mountain mine is a polymetallic underground operation producing base metals. The two ore bodies currently being mined are the Deeps and Gamsberg ore bodies. The Swartberg and Broken Hill ore bodies have not been exploited since 2006. The Black Mountain mine is situated 113 kilometres east of the town Springbok in the Northern Cape Province, South Africa. The Deeps ore body is the down plunge continuation of the Broken Hill Lower ore body and the Gamsberg ore body is situated 25 kilometres east of Black Mountain. As at 1 April 2012, the remaining mine life was approximately 8 years.

(E)	Principal raw materials

The Black Mountain mine uses chemical reagents in the floatation process to produce zinc and lead concentrates.

(F)	Distribution, logistics and transport

Zinc concentrate, lead concentrate and copper concentrate is transported is hauled by road to a dedicated railway siding along a 150 kilometres gravel road, which is owned by the provincial authorities but maintained by BMM. The concentrate is then transported by train to Saldanha on the Sishen–Saldanha railway with delivery terms to export customers on a cost, insurance and freight basis.

(G)	Sales and marketing

BMM produces zinc, lead and copper concentrates that are sold in local and international markets on spot basis and through long term contracts. Commercial terms, which are negotiated on an annual basis, including taking into account the percentage of payable metals, treatment and refining charges and applicable prices. Delivery terms to export customers are generally on cost, insurance and freight basis (“CIF”) and to customers in South Africa FCA (Free Carrier) Black Mountain or CIP (Carriage Insurance Paid) customers works. Some of the customers of Black Mountain mine are Rand Refinery, Trafigura Beheer B.V., Glencore International AG and Ocean Partners UK Limited.

(H)	Projects and developments

(aa)	Gamsberg project

The major project undertaken by BMM is the Gamsberg project. This project comprises of two main areas of mineralisation, Gamsberg North, which requires near surface mining, and Gamsberg East, which requires underground mining.

According to Brook Hunt, the Gamsberg project is expected to be one of the world’s largest zinc producers with operating costs in the lower half of the cost curve.

The Gamsberg deposits are favourably distinguished from other large undeveloped zinc deposits for reasons including:

•	the deposits have large open-pittable mineralised material, supported by higher grade underground mineralised material;

•	the deposits belong to the class of mineralisation characterised by metamorphosed, re-crystallised sulphide mineralisation which can have important by-products such as lead and silver;

•	there is potential to upgrade the mineralisation using ore-sorting technology due to the magnetic nature of the non-ore mineral such as magnetite and pyrrhotite; and

•	the deposits are located adjacent to a well established mining district with modern infrastructure and is locally in a politically stable country with a mild climate.

•	Sterlite believes that the Gamsberg project will be capable of producing in excess of 400 ktpa of SHG zinc metal and is expected to comprise an open-pit, an underground mine, a concentrator and a refinery.

The estimated power requirement for the Gamsberg project is 350 MVA for the production of 400 ktpa of SHG zinc metal.

(iii)	Lisheen

(A)	Overview

The Lisheen mine is located in County Tipperary, approximately 160 kilometres southwest of Dublin, Republic of Ireland and consists of an underground mine, concentrator and backfill plant, producing approximately 170,000 tonnes of zinc in concentrate annually with an expected mine life until 2015. The Lisheen mine also produces approximately 25,000 tonnes of lead concentrate annually. Current reserves as audited by AMC Consultants (UK) Limited are 3.8 million tonnes.

The power requirements at the Lisheen mine are provided by a 22-KV power substation on site.

During the year ended 31 March 2012, 1,564,237 tonnes of ore at 12.9 per cent. zinc and 2.7 per cent. lead were mined from the Lisheen mine (this includes 189,584 tonnes of purchased ore from nearby Galmoy mine, which is owned by a third party). The Lisheen mine produced approximately 343,196 tonnes of zinc concentrate and 49,503 tonnes of lead concentrate, containing 183,206 tonnes and 30,202 tonnes of zinc and lead, respectively.

The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks, mainly limestone, which were formed approximately 320 million years ago. The Lisheen deposit owes its existence to the presence of several faults in the district, which played a major role in the formation, morphology and location of the ore bodies. It is believed that these fractures in the strata acted as conduits for the hydrothermal mineralising fluids which carried metals upwards from extreme depths.

The mine commenced production in 1999, following a successful development partnership between Minorco (merged with Anglo American in 1999) and Ivernia West. Anglo American subsequently acquired Ivernia’s stake in 2003 to gain 100 per cent. ownership. The Lisheen mine was subsequently acquired by Sterlite (through a subsidiary) on 15 February 2011.

The deposit was discovered in 1990 and construction commenced in 1997. In late 1999, production commenced from the two main ore bodies. The production from the third ore body commenced in 2006. The average depth is approximately 190 metres below surface and as pre-current planning and financial forecasts, the mine production is scheduled for the end of 2014.

(B)	Principal products

The principal products of the Lisheen mine are zinc concentrates (approximate grade 53.5 per cent.) and lead concentrates (approximate grade 62.0 per cent.) are dewatered to shipment requirements by thickening and subsequent pressure filtration. The dewatered concentrates are then trucked to the port of Cork and are then shipped to international smelters.

(C)	Production process

(aa)	Mining overview

The Lisheen Mine is an underground operation, with an average mining depth of 170 metres. Blasthole, room and pillar and conventional jumbo development are the main extraction methods employed underground.

Mining operations are scheduled on a 2 shift rotating basis, 6 days per week basis. Approximately 28,000 tonnes of ore grade material are transported from the mine to surface weekly via a conveyor system.

The mine is accessed via a 1.5 kilometre long -16 per cent. decline, 6.3 metres wide by 5 metres high. Underground drilling rigs bore holes in the ore face, which are charged with explosives and fired. The resultant broken ore is removed by large Load Haul Dump (LHD) machines and loaded into trucks which transport the ore to the crusher. The ore is first emptied onto ‘grizzly’ bars which prevent oversized material from entering the crushing chamber before being fed into the underground crusher. All material is removed by conveyor to the surface, where it is stored in a covered stockpile of approximately 12,000 tonnes live capacity prior to processing in the Concentrator plant.

(bb)	Mining techniques

Lisheen employs mainly long-hole and room and pillar mining methods. The choice used in any given area is dependent on ore height, geometry, geological continuity and ground conditions. Long-hole methods are used where complexity is minimal. Room and pillar is the preferred method when the geometry is more complex and ore thickness is less than 8m. While the rooms are conventionally developed, a large percentage of the pillars in this phase are extracted using long-holes. Drift and fill has been employed in the past where the ore body complexity was low, supporting the relative rigidity of the required planning layout. In fiscal 2012, the split of tonnages were as follows: conventional Long-hole stoping (including secondary and tertiary stopes) – 45 per cent., Long-hole pillars from Room and Pillar mining 20 per cent. with 35 per cent. coming from conventional jumbo mining (including access x-cuts, rooms for Room and Pillar, miscellaneous slashing). However, these percentages can vary significantly in any given period.

Resue mining, where a development face is mined in two blast to separate an ore and waste section, is employed where appropriate to extract ore that might otherwise be uneconomic. This is applicable to both room and pillar and drift and fill methods. It is employed where the geometry of the ore in the face lends itself to being segregated from the waste portion. The development around is drilled as normal but only the lower half of the face is charged and fired initially. This is mucked out to the relevant material stream before the upper portion of the face is charged, fired and mucked.

(cc)	Process stages

•	Once the extent of the ore body has been determined, plans are drawn up setting out how access will be gained to each pocket of ore in the ore body. Underground access tunnels are then blasted with explosives in order to reach the pockets of ore.

•	Following exploration and location of the ore body, the mine is laid out in blocks for planning purposes. The blocks are divided into stopes and pillars. Stopes are areas from which ore is excavated leaving pillars.

•	Ore is extracted by blasting. Blasting produces “broken-ore” which consists of large boulders as well as finer material. The boulders can be as large as 2 metres across.

•	The broken ore resulting from the blasting is transferred to the underground crushing station where it is subjected to primary crushing. After the ore is extracted, the cavities formed are filled by piping in back-fill, the waste product from the processing plant to which cement is added. Once cured, this allows the adjoining pillars to be mined out.

•	Following this primary crushing, the ore is hoisted to surface via the conveying system.

(dd)	Geotechnical profile

The ground conditions at Lisheen mine are rated using the Laubscher’s Mining Rock Mass (MRMR) classification system modified to take account of the local karstic conditions. This information is used to predict ground conditions, design excavations and schedule appropriate support systems.

All excavations are supported depending on their ground classification and usage.

Primary support is carried out by 3 automated bolters installing a resin bonded 2.4m long Y25 rebar. Non-standard support for poor ground conditions is identified by the rock mechanics section and applied by dedicated support crews.

In areas of intense jointing, pervasive weathering, plastic deformation or overheight a designed layer of fibre-reinforced shotcrete is applied by 2 automated shotcrete (sprayed concrete) machines.

For reinforcement of beams and blocks plus friction retention on angled surfaces, long cable tendons are used. The cables are installed either by an automated cable-bolter which can install 20m long Garford cables or by a purpose-built rig for installing 6m long birdcage cables. The ability to install long remote cables has enabled the mine to pre-support high stopes with poor roof conditions preventing dilution of the ore and uncontrolled failure of the roofs.

A New Austrian Tunneling Method (NATM) style combination of shotcrete, rebar bolting, tensioned cables, mesh and straps and spiles is regularly used to negotiate difficult ground and secure critical areas. Paste backfill is used as the principle ground support at Lisheen for the following reasons:

•	to maximise extraction by allowing total extraction in drift and fill stopes;

•	to allow total extraction in high long-hole open stopes by providing self supporting walls;

•	to allow large spans to be created by providing support to keyblocks in the roof;

•	to minimise and control the risk of surface subsidence; and

•	to allow haulage and regional pillars to be reduced in size.

The backfill strength requirements are governed by the need for the fill to support its own weight. This implied modest uniaxial compressive strength (UCS) targets of 500 kPa for long hole stopes above 20 m in height, and 300 kPa for general stopes higher of up to 5 min height. A maximum binder dosage rate of 10 percent by mass of the tailings is allowed for, although a dosage of 5 per cent. cement yields the required 500 kPa uniaxial compressive strength (UCS). The dosage is designed for individual pours to minimise cost.

(ee)	Mineral processing overview

The mineral processing facility at Lisheen operates 24 hours a day, seven days a week, 365 days a year, at a feed rate of 4,500- 5000 tonnes of ore per day.

The coarse crushed ore is subjected to a highly sophisticated process which is carried out at the Company’s on site milling plant. The object of this process is to produce precisely calibrated lead and zinc concentrates suitable for sale to smelters in other European countries.

The operations beyond the tepee or surface storage bin can be divided into sections; comminution, flotation, dewatering, back-fill preparation and product disposal. The whole process is essentially the extraction of galena (lead sulphide) and sphalerite (zinc sulphide) from the crushed ore to produce final saleable concentrates. From the covered surface stockpile, known as the teepee, the crushed ore is conveyed via vibrating feeders to a conveyor, which deposits it in a semi-autogenous grinding (SAG) mill. Process water is then added to grind the ore into a very fine slurry.

Comminution is the process by which ore is reduced in size to ensure the liberation of valuable zinc- and lead-containing minerals from the non-valuable host rock. One stage of crushing and two further stages of wet grinding encompass the comminution circuit at Lisheen. Crushing is carried out underground where the run of mine ore is reduced to 200 mm. From there it is conveyed to the grinding circuit which reduces it from 200 mm coarse ore to a very fine size of 0.075 mm. Water is required in the grinding process to produce the final grind size. The whole process is very energy intensive and is controlled by computers to ensure maximum efficiency.

The first stage of grinding is done using a SAG mill, which is a rotating cylindrical vessel containing 8-12 per cent. ~125 mm diameter steel balls, in which the particle size of the ore is reduced. The resulting ground material and water (48 per cent. solids slurry) is discharged out of the mill into the pump box where it is pumped to the hydrocyclones for size classification. Material that is ground to the required particle size of 0.075 mm is sent to the flotation circuit while the remaining oversize material is sent to the ball mill for further size reduction. This ball mill contains approximately 30 per cent. steel balls of ~50 mm in diameter, and is longer and smaller in diameter than the SAG mill. The discharge from the ball mill joins the SAG mill discharge in a pump box where is pumped to the hydrocyclones for re-classification.

One classified the slurry is suitable for the flotation process which separates out galena and sphalerite. For reasons of commercial and technical efficiency and efficacy, galena is floated before sphalerite. As the name implies, the flotation process involves `floating off’ of the lead and zinc bearing materials in the ore by adding air to the slurry to produce bubbles the metals can float to the surface on.

Lisheen uses sequential flotation where the lead is floated before the zinc. The basis of the flotation process is the modification of the mineral surfaces using organic and inorganic chemicals. Firstly a small precisely measured amount of these chemicals is introduced to the slurry. The chemicals react with and change the surface characteristics of the lead mineral (galena) and it becomes hydrophobic (water repellent). Air is then passed through the slurry. As an air bubble progresses upwards through the slurry the water repellent particles become attached to it and the bubble becomes coated with galena particles. A froth stabilising agent is added so that the bubbles reach the surface in a strong froth. The accumulated bubbles with their minerals flow off the surface onto a concentrate launder.

After the process described above is carried out in the rougher circuit the rougher concentrate is pumped to the cleaning circuit where the flotation process is repeated three further times to increase the lead content of the final lead concentrate to a level acceptable for smelting.

The tailings from the lead rougher circuit now contains very little lead mineral but mostly zinc mineral and waste rock This slurry is then conditioned with further organic and inorganic chemicals to make the zinc mineral hydrophobic. After conditioning, the zinc mineral (sphalerite) is floated as described for galena to produce rough zinc concentrate which is reground in a small grinding mill prior to three stages of cleaning to produce a final zinc concentrate.

The zinc concentrate is further processed by acid leaching to reduce the magnesium oxide content to a level acceptable to the smelters. The concentrate is leached in three rubber lined vessels with sulphuric acid. Magnesium goes into a solution as magnesium sulphate and calcium carbonate is dissolved and re-precipitates as calcium sulphate.

Both concentrates are now in the form of dilute slurry and must be de-watered sufficiently to facilitate handling and transport. The flotation concentrate is pumped to a thickener, the clear water overflow of which returns to the grinding circuit. The thickened under flow is pumped to a surge tank and then to a filter press which reduces the moisture content to an acceptable level. Dried lead concentrate which contains approximately 6 per cent. moisture is conveyed to a 1000 DMT capacity storage building on site from where it is transferred by road to Cork Port.

Leached zinc concentrate is de-watered in similar but larger equipment. The thickened under flow is pumped to a surge tank prior to being pumped to two filter presses. Zinc concentrate containing approximately 8’0 moisture is dropped into a 4,000 DMT capacity storage building on site from where it is transferred by road to Cork Port.

Throughout the flotation process a high degree of control and monitoring is exercised to ensure maximum efficiency in the production of lead and zinc concentrates, maximising the recovery of the appropriate minerals from the ore while using the minimum quantity of chemical reagents. The principal control mechanism is a Courier 30XP on-stream analyser which is an on-line X-ray fluorescent spectrometer which analyses a sample of each of eighteen processed streams for percentage zinc, percentage lead, percentage iron and percentage solids once every fifteen minutes on a continuous basis. This data together with grinding feed tonnage rates are processed by a computer which controls reagent dosage rates and other control variables.

Most of the material taken from the ground remains as waste material following the extraction of galena and sphalerite. Much of this waste material is returned underground by the Lisheen mine as cemented back-fill. The cemented back fill is prepared by mixing the waste with water and cement. Although the back fill is produced by the Lisheen mine, the backfilling operation is carried out by the Mine Partnership.

(D)	Description of operations

The Lisheen zinc deposit is located in the Rathdowney Trend, which comprises sedimentary rocks (mainly limestone), which were formed approximately 320 million years ago. It owes its existence to the presence of several faults in the district, which played a major role in the formation, morphology and location of the ore bodies. It is believed that these fractures in the strata acted as conduits for the hydrothermal mineralising fluids which carried metals upwards from extreme depths.

The Lisheen ore bodies occur as three principal zones, Main Zone, Derryville Zone and Bog Zone and a series of small satellite bodies surrounding these. The ore is largely hosted within fault-associated hydrothermal breccias, known as the Black Matrix Breccia which is developed at or proximal to the base of a massive, fine grained dolomitised limestone unit, termed the Waulsortian Formation. This unit is underlain by the Argillaceous Bioclastic Limestone a dark shaly limestone which forms the lithological footwall to the mineralisation.

The ore bodies are at an average depth of 170 metres and are predominantly stratiform or flat lying, ranging in thickness from 1 to 14 metres. Close to faults, mineralisation may be substantially thicker. The stratiform nature of the ore bodies is typical of zinc deposits in Ireland and also occurs elsewhere in the world.

Mineralogically, the ore bodies comprise massive sulphide lodes typically composed of dominant pyrite, marcasite and sphalerite with minor amounts of galena. The deposit is high grade, with a zinc to lead ratio of 6:1. Minor silver grades are encountered locally. Several deleterious elements occur, the principal ones being nickel, cobalt, copper, magnesium and arsenic. The aquifer is fracture-controlled and connected directly to the surface drainage system via a conjugate set of steeply dipping North-East and North-North-West trending joints and fissures, which have been extensively karst weathered. Water ingress to the workings occurs principally when one of these structures is intersected and significant flow rates can occur over short time spans. The peak daily water flow rate can reach up to 90 million litres per day and 75 million litres per day on an annual basis. Dedicated pumping and water treatment facilities are in place to ensure full compliance with the Integrated Pollution Control Licence.

The Lisheen zinc and lead deposit is located in the Rathdowney Trend, which stretches 40 kilometres, between the Towns of Abbeyleix to the North East and Thurles to the South West. The region is a broad plain drained by the Rossetown and Drish Rivers, tributaries of the Suir River, which flows into the Irish Sea at Waterford.

In common with much of Ireland, the area is characterised by cool, wet climatic conditions. Mean temperatures vary from 4.4 degree Celsius in January to around 15 degree Celsius in July, with an average humidity of 83.0 per cent. Annual rainfall ranges between 700 and 1,000 millimetres.

Land in the vicinity of the Lisheen mine has traditionally been used for dairy farming, cattle and sheep rearing, forestry and peat farming.

Exploration of the Rathdowney Trend during the late 1960s and early 1970s identified sporadic occurrences of lead and zinc, although the first significant mineralisation was not discovered until 1984 at Derrykearn.

Following the discovery of the Galmoy deposit in early 1986, Ivernia and its former venture partner, Chevron, were granted prospecting licences covering Lisheen and other areas. Over the subsequent two years, geochemical, geological and geophysical surveys identified the target area for a drilling programme and work commenced under Ivernia’s management in 1990. The seventh hole in the programme, drilled in April 1990, intersected 6.4 metres of ore body grading 14.7 per cent. zinc and 2.7 per cent. lead.

By the end of 1996, 550 holes had been drilled, producing a total distance length of more than 100 kilometres of core. This defined a combined ore body outline of one square kilometre, containing 22.5 million tonnes of a geological mineralised material grading 13.02 per cent. zinc and 2.19 per cent. lead. As at 1 April 2012, the mine life of the Lisheen mine was approximately 3 years.

The Lisheen mine was wholly owned by Anglo American between 2003 and 2011 following a series of mergers and acquisitions of stake holdings. The mine is now owned by Sterlite through a subsidiary.

(E)	Principal raw materials

The Lisheen mine uses chemical reagents in the flotation process to produce zinc and lead concentrates.

(F)	Distribution, logistics and transport

With respect to outbound logistics, Lisheen transports the zinc concentrates to the port at Cork (135 kilometres from mine site) via on site haulage contracted with a single supplier. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Haulage accounts for about 5.0 per cent. of total operating costs.

With respect to inbound logistics, contracts are in place with most of the high value suppliers, including drill consumables, pumps, shotcrete, binder for backfill, concrete and explosives.

Lisheen is within close proximity to international airports (Dublin 157 kilometres; Cork 135 kilometres), the national highway network and nearby towns. The nearest motorway is ten kilometres from the mine site and provides direct motorway access to the port facility in Cork.

(G)	Sales and marketing

The Lisheen mine extracts lead and zinc ore from underground and processes this into zinc and lead concentrates and sells these concentrates to smelters and customers in Europe, Asia, North Africa and the United States. Lisheen currently has a very small base of customers. A dedicated marketing office in Cork handles shipping and contracts, with a stockyard and ship loading facilities. Lisheen has a number of different concentrate sales contracts in place with international customers but increasingly deals on the spot market.

(H)	Market share and competition

According to Brook Hunt, the Lisheen mine was the eleventh largest zinc mine by production volume in the world in 2011.

3.3	Aluminium Business

(a)	Balco

(i)	Overview

BALCO’s partially integrated aluminium operations are comprised of two bauxite mines and the Korba facility, a 245,000 tpa aluminium smelter, two CPPs and a fabrication facility, all of which are located in the State of Chhattisgarh in Central India.

BALCO’s bauxite mines provide a majority of the bauxite required for BALCO’s smelters. The bauxite is transferred to VAL’s alumina refinery, which converts the bauxite to alumina and supplies the alumina back to BALCO, for payment of a conversion price by BALCO to VAL based on VAL’s actual cost of production plus a reasonable margin. The remainder of BALCO’s alumina requirements are sourced from third parties. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the CPP. BALCO also intends to focus on the production of fabricated products with higher margins.

Sterlite owns a 51 per cent. ownership interest in BALCO and have management control of the company whilst the remainder of BALCO is owned by the Government of India, which established BALCO in 1965. Sterlite acquired its interest in BALCO from the Government of India on 2 March 2001 and, on 19 March 2004, exercised an option to acquire the Government of India’s remaining ownership interest. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell five per cent. of BALCO to BALCO employees.

(ii)	Principal products

(A)	Primary aluminium

Primary aluminium is produced from the smelting of metallurgical grade alumina. BALCO produces primary aluminium in the form of ingots and wire rods for sale. Ingots are used extensively for aluminium castings and fabrication in the construction and transportation industries. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables.

(B)	Rolled products

Rolled products, namely coils and sheets, are value-added products that BALCO produces from primary aluminium. Rolled products are used for a variety of purposes in different industries, including aluminium foil manufacturing, printing, transportation, consumer durables, building and architecture, electrical and communications, packaging and general engineering industries.

(iii)	Production process

BALCO’s business has a number of elements which are summarised in the following diagram and explained in greater detail below:

(A)	Bauxite mines

BALCO has two captive bauxite mines, Mainpat and Bodai-Daldali, which provide a majority of its bauxite requirements for its metal production. As the bauxite deposits at these mines occur close to the surface, they are mined by open-pit methods. The mining operation employed is semi-mechanised, where bauxite sorting and sizing are carried out through manual labour. Overburden, which is in the form of soil and laterite, is first excavated by a combination of a shovel or excavator and a dumper in order to expose the bauxite ore. The bauxite ore is then drilled and blasted. The blasted ore is sorted according to grade at the mine-face, and the rejected ore is back-filled into the mine. The overburden is then returned and the area is levelled and reforested. The sorted ore is currently transported by road to VAL’s Lanjigarh facility for processing.

(B)	Alumina refinery

BALCO’s alumina refinery at Korba uses the conventional high pressure Bayer process to produce alumina from bauxite. In the Bayer process, caustic soda is used to extract the alumina content from ground bauxite, at temperatures suitable for the particular mineralogy of bauxite, after which the resultant sodium aluminate solution is separated from the undissolved residue called red mud. The solution is then subjected to seeded precipitation to produce alumina hydrate, which is then calcined into alumina and transported to the smelter. Operations at the Korba refinery were stopped in September 2009.

(C)	Aluminium smelters

BALCO’s 245,000 tpa aluminium smelter uses pre-baked technology from GAMI of China. In this pre-baked process, alumina is converted into primary aluminium through a smelting process using electrolytic reduction. The reduction process takes place in a reduction cell, referred to as the pot, where alumina is reduced to molten aluminium. From the pot-line, the molten aluminium is sent to the fabrication facility.

During fiscal 2009 and until 5 June 2009, BALCO also operated a 100,000 tpa aluminium smelter that uses Vertical Stud Soderberg technology to produce aluminium from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminium fluoride) in a large carbon or graphite lined steel container known as a “pot”. An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminium is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminium is then taken to a holding furnace, cleaned and sent to the fabrication facility. In response to recent global economic conditions and a decline in commodity prices, starting in February 2009, BALCO suspended part of its operations at the 100,000 tpa aluminium smelter at Korba. Operations at the Korba aluminium smelter ceased on 5 June 2009.

The surplus power generated by the CPPs at the Korba facility is sold to the Chattisgarh State Electricity Board and other third parties.

BALCO is in the process of constructing a new 325,000 tpa aluminium smelter using pre-backed GAMI technology along with an associated 1,200 MW power plant at a cost of INR 84,500 million (US$ 1,660.4 million) to increase production capacity and lower costs of production. The first production stream for the 325,000 tpa aluminium smelter at Korba is expected for first metal tapping by the third quarter of fiscal 2013.

(D)	Fabrication facility

BALCO’s fabrication facility, consisting of a cast house and a sheet rolling shop, processes the molten aluminium from the smelters into ingots, wire rods and rolled products. The cast house uses continuous rod casters from Continuus-Properzi and has a foundry which has twin-roll continuous casters with a spinning nozzle inert flotation (“SNIF”), degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods.

Molten metal is cast into slabs and either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.

(E)	Delivery to customers

Ingots, wire rods and rolled products are transported by trucks to customers in India and to ports for export.

(iv)	Description of operations

(A)	Bauxite mines

BALCO has two captive bauxite mines, namely, the Mainpat bauxite mines and the Bodai Daldali bauxite mines, in the State of Chhattisgarh in Central India. Mainpat is an open-pit bauxite mine located approximately 170 kilometres from the Korba complex in the Surguja district of the State of Chhattisgarh. The Mainpat mine has been in production since 1993 and has a leased hold area of 6.39 square kilometres and is valid for 20 years with effect from 9 July 1992 and is renewable. The Mainpat mining lease is valid up to 8 July 2012. An application has been made for the renewal of the mining lease for a further period of ten years from July 2012. The bauxite extraction limit for the mine as granted by MoEF is 750,000 tpa. The Bodai-Daldali deposits are located approximately 260 kilometres from Korba in the Kawardha district of the State of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO with a lease hold area is 6.3 square kilometres renewable mining lease that is valid until 26 March 2017. The bauxite extraction limit for Bodai-Daldali approved by the IBM is 1,250,000 tpa.

The Chhattisgarh bauxite deposits are situated over a plateau with steep scarps on both side, at an elevation of approximately 1,000 metres above minimum sea level, for Mainpat, and approximately 940 metres, for Bodai-Daldali above the surrounding land. The bauxite generally is one metre to three metres thick and lies within a laterite sequence overlying thick Tertiary basalts of the Deccan Traps. The cover of laterite and thin top soil is up to five metres thick but is generally less than two metres. The bauxite outcrops around much of the plateau rims.

A typical profile of the Chhattisgarh deposits comprises topsoil and soft overburden above the laterite. The upper laterite consists of hard, loose or indurated bauxite pebbles and boulders with a clear contact with the underlying hard bauxites.

The bauxite occurs in discontinuous lenses up to four metres in thickness with laterite infilling joints and fractures with the bauxite. The contact with the softer lower laterite is usually gradational and irregular.

The bauxite is hard to very hard with a natural moisture content of 5 to 10 per cent., an in-situ density of 2.3 tonnes to 2.4 tonnes per cubic metre. It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is approximately 47 per cent. aluminium oxide and silica levels of less than four per cent.

All mining and transportation at both mines are undertaken by contractors. One thin top soil layer is removed by excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe excavators and 15-tonne dumpers. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around two to three tonnes per person per day in the dry season which decreases to 1.25 to 1.75 tonnes per person per day in the wet season.

The ore pile is loaded by hand into non-tipping 16 to 25-tonne trucks. Loaded trucks undertake a one-way trip of approximately 210 kilometres via public roads to the offloading point at BALCO’s Korba plant. The journey takes approximately six to seven hours, depending upon truck condition and road condition which are highly variable, ranging from seven-metre wide, drained, cambered, smooth bitumen highways to non-surfaced, ungraded, three-metre wide dirt tracks. In May 2009, BALCO commissioned an extensive road building and improvement programme to reduce the average one-way haul distance from approximately 250 kilometres to approximately 140 kilometres. At Mainpat’s processing site, the trucks are unloaded manually and the bauxite is bulldozed onto an armoured pan feeder conveyor, where it is fed into the crusher.

The current exploration drilling programme is based on a 50-metre square pattern and is reduced to a 25-metre centres for detailed mine planning. Sampling is normally in 0.40 metre lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminium oxide at laboratories situated on site and at the Korba plant. Selected sample are re-assayed as part of a quality control programme.

Since commencing operations, the Mainpat mine has produced approximately 7.2 million tonnes of bauxite, with production in fiscal 2012 totalling approximately 620,193 tonnes at 43.9 per cent. aluminium oxide. BALCO’s operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause BALCO to incur significant costs or liabilities for its operations.

Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.

BALCO estimates the reserves at Mainpat as at 31 March 2012 to be 3.37 million tonnes and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately 4.5 years from 1 April 2012.

Total production at the Bodai-Daldali mine since the commencement of production has been 2.9 million tonnes of bauxite, with production in fiscal 2012 totalling approximately 885,262 tonnes at 46.27 per cent. aluminium oxide. As at the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanised crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.

BALCO estimates the reserves at Bodai-Daldali as at 31 March 2012 to be 3.71 million tonnes and, based on current and anticipated production rates, expects that the mine will continue to operate for approximately three years from 1 April 2012.

A cut-off grade of 44 per cent. alumina was used to define the reserves at BALCO’s mines, as this cut-off limit was primarily fixed by the IBM for reserve estimation for the metallurgical use of bauxite. As the bauxite is hand-sorted and the mining recovery adjustment factor is based on reconciliation studies, there is a high degree of confidence in the cut-off limits. Also, BALCO’s operations are vertically integrated and all bauxite mined at the Mainpat and Bodai-Daldali mines is only suitable for use at BALCO’s Korba alumina refinery. Consequently, the economic feasibility of the reserves depends on the economic feasibility of the company. Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfil the requirements for being classified as reserves.

The reserves as at 31 March 2012 at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminium price of US$ 2,146 per tonne, which is the average metal price for the three fiscal years ending 31 March 2012.

A drilling hole spacing of 50 metres by 50 metres is used to determine the proved reserves while a drill hole spacing of 100 metres by 100 metres is used to determine the probable reserves.

The mining dilution and mining recovery factors applied to determine the reserves at the Mainpat mine are 6.4 per cent. and 62 per cent., respectively, while the factors applied at the Bodai-Daldali mine are five per cent. and 65 per cent., respectively. The parameters for Mainpat are derived from the reconciliation of actual production against the geological model, while the parameters for Bodai-Daldali are based on estimates.

In fiscal 2012, all mining and transportation of the bauxite was done by contractors and the total cost for this was INR 2,064 (US$ 40.6) per tonne of alumina.

(B)	Reserves base

The following table sets out BALCO’s proved and probable bauxite reserves as at 31 March 2012:

	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves			Reserve Life
	Qty	AI203	SiO2	Qty	AI203	SiO2	Qty	AI203	SiO2	(years)
	(mn tonnes)	(%)	(%)	(mn tonnes)	(%)	(%)	(mn tonnes)	(%)	(%)
Mines Mainpat	3.044	46.15	4.11	0.324	45.73	3.53	3.368	46.11	4.06	5
Bodai-Daldali	3.294	46.72	3.07	0.418	45.81	2.78	3.712	46.62	2.98	3

Total	6.338	46.45	3.57	0.742	45.78	3.11	7.080	46.38	3.49

(C)	Korba facility

(aa)	Capacity

BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, one aluminium smelter, two CPPs and a fabrication facility. The following table sets forth the total capacities as at 31 March 2012 at BALCO’s Korba facility:

Facility	Alumina (tpa)	Capacity Aluminium (tpa)	Captive Power (MW)
Korba	200,000	245,000	810

(bb)	Refinery

The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina. The operations of the refinery has been temporarily stopped in September 2009.

(cc)	Smelters

There is one operational aluminium smelters at Korba, which uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was commissioned in November 2006.

(dd)	Fabrication facility

The fabrication facility at Korba has two parts, a cast house and a sheet rolling shop.

(ee)	Cast house

The cast house uses continuous rod casters from Continuus-Properzi and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods.

(ff)	Sheet rolling shop

The sheet rolling shop has three parts: a hot rolling mill with a capacity of 75,000 tpa, an older cold rolling mill with a capacity of 30,000 tpa and a newer cold rolling mill commissioned in 2004 with a capacity of 36,000 tpa. Molten metal is cast into slabs and then either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.

(gg)	CPPs

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Korba facility is for the most part provided by the coal-based 540 MW CPP commissioned in March 2006. Thermal coal is a key raw material required for the operation of BALCO’s CPPs. The surplus generation from the power plants is supplied to the State Electricity Board and other customers. In April 2008, BALCO entered into two five-year coal supply agreements with SECL for the supply of thermal coal by SECL to BALCO, which represents approximately 57 per cent. of its thermal coal requirements, with the remainder obtained through open market purchases and imports of coal.

(D)	Production volumes

The following table sets out BALCO’s total production from its Korba facility for the years ended 31 March 2010, 2011 and 2012:

		Year ended 31 March
Facility	Product	2010 (tonnes)	2011	2012
Korba	Alumina(1)	42,893	—	—
	Ingots/Busvar	54,173	27,927	8,671
	Rods	148,279	160,665	167,826
	Rolled products	65,973	66,706	69,157
Total(2)		268,425	255,298	245,654

Notes:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminium and rolled products. Approximately two tonnes of alumina is required for the production of one tonne of aluminium. During fiscal 2012, 462,269 tonnes of alumina was received from VAL and the remaining 26,250 tonnes of alumina was sourced from third parties.
(2)	Reflects total of ingots, rods and rolled products.

The following table sets out the total bauxite ore production for each of BALCO’s mines for the years ended 31 March 2010, 2011 and 2012:

		Year ended 31 March
Mine (type of mine)	Product	2010 (tonnes)	2011	2012
Mainpat (Open-pit)	Bauxite ore mined	486,429	564,608	620,193
	Ore grade	46.4%	45.8%	43.9%
Bodai-Daldali (Open-pit)	Bauxite ore mined	300,000	506,108	885,261
	Ore grade	46.1%	45.8%	46.3%
Total		786,429	1,070,716	1,505,455

(v)	Principal raw materials

The principal inputs of BALCO’s operations are bauxite, alumina, power, carbon, caustic soda and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

(A)	Bauxite

Bauxite is the primary raw material used in the production of alumina. BALCO sources the bauxite required for its alumina refinery from its own mines. BALCO supplies bauxite to VAL for which a conversion price is paid to VAL based on VAL’s actual cost of production plus a reasonable margin and receives alumina production from supplied bauxite.

(B)	Alumina

Alumina is the primary raw material used in the production of aluminium. VAL supplies the majority of the alumina requirements (after converting the bauxite supplied by BALCO to VAL) of BALCO and the remainder of alumina requirements are sourced from third-party suppliers. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6 per cent. on a dry basis.

(C)	Power

Smelting primary aluminium requires a substantial, continuous supply of electricity. A reliable and inexpensive supply of electricity, therefore, significantly affects the viability and profitability of aluminium smelting operations. As a result, power is a key input at BALCO’s Korba facility, where it is provided by one coal-based CPP of 540 MW. The Group’s CPP has historically been dependant upon coal allocations from Coal India. In November 2007, BALCO received a coal block allocation of 211 million tonnes for use in its CPPs. At the time of the allocation, the Ministry of Coal estimated that the coal block allocated to BALCO contained proved reserves of 211 million tonnes of coal. These allocated coal blocks are regarded as non-reserve coal deposits and is currently in the post-exploration but pre-development stage. BALCO expects mine development activities to commence upon the receipt of all regulatory approvals. Power for BALCO’s mines is provided by on-site diesel generators. However, if such allocation is not available, BALCO will continue to source coal from third parties.

(D)	Water

Water is also an important input for BALCO’s CPPs. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW CPP, which has been built through NTPC premises. Arbitration proceedings commenced on 18 May 2009 and are ongoing. The next date of hearing is fixed for 27 August 2012.

(E)	Carbon

Carbon is an important raw material to the aluminium smelting process. Carbon is used in the process of electrolysis, in the form of cathodes and anodes, with the latter the biggest component of BALCO’s carbon costs. Anodes are made up of carbonaceous material of high purity. For pre-baked anodes, green carbon paste made of calcined petroleum coke and coal tar pitch is compacted or pressed into the required form. These anodes are baked before their use in electrolytic cells, or pots.

BALCO has in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from the Indian market. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices.

(F)	Caustic soda

Caustic soda is a key raw material used to dissolve the bauxite in the alumina refining process. The caustic soda requirement varies significantly depending on the silica content of the bauxite and the technology employed. BALCO does not currently need to source its caustic soda since operation of the refinery was stopped in September 2009.

(G)	Other raw materials

BALCO also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic markets and BALCO does not foresee any difficulty in securing supplies when needed.

(vi)	Distribution, logistics and transport

Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road approximately 170 kilometres and 260 kilometres, respectively, from the mines to the Korba facility. The alumina purchased from third party suppliers is transported to the Korba facility by rail from ports. BALCO’s aluminium products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.

(vii)	Sales and marketing

BALCO’s ten largest customers accounted for approximately, 28.9 per cent., 41.1 per cent. and 49.5 per cent. of its revenue in fiscal 2010, 2011 and 2012 respectively. No customer accounted for greater than 10 per cent. of BALCO’s revenue in the last three fiscal years.

BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centres in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the commissioning of the new aluminium smelter, a significant part of the additional production is sold in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defence contractors and electrical equipment and machinery manufacturers.

Domestic sales are normally conducted on the basis of a fixed price for a given month that BALCO determines from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for aluminium BALCO sells in India is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplying domestic customers.

BALCO’s export sales of aluminium are currently on a spot basis at a price based on the LME price plus a premium.

(viii)	Projects and developments

On 7 October 2006, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken to build a thermal coal-based 1,200 MW power plant, along with an integrated coal mine, in the State of Chhattisgarh at an estimated cost of INR 46,500 million (US$ 913.7 million). The project was disrupted in September 2009 due to the collapse of a chimney under construction during heavy rains and lightning at Korba. There were 40 fatalities in the accident and Shandong Electric Power Construction Corporation (“SEPCO”), the EPC contractor, and Gammon Dunkerley and Company Limited, the sub-contractor are the subject of an investigation by the Chhattisgarh government. An internal enquiry is being conducted by IIT Roorkee, an expert in the civil engineering field in India. Work had resumed in January 2010 and the synchronisation of the first unit of 300 MW occurred in the first quarter of fiscal 2013 and the remaining three units are expected, with that of the remaining three units expected to occur progressively over the course of fiscal 2013.

In addition, on 8 August 2007, BALCO entered into a memorandum of understanding with the State Government of Chhattisgarh for a potential investment to build an aluminium smelter with a capacity of 650,000 tpa at Chhattisgarh at an estimated cost of INR 81,000 million (US$ 1,818.6 million). The first of two phases of this project has been commenced by BALCO with the setting up of a 325,000 tpa aluminium smelter at an estimated cost of INR 38,000 million (US$ 853.2 million), which uses pre-baked GAMI technology. BALCO has received environmental clearance for both phases of the project. Construction has commenced and the first metal tapping from the 325,000 tpa aluminium smelter is expected in third quarter of fiscal 2013.

The estimated cost of building the 325,000 tpa aluminium smelter and 1,200 MW power plant is INR 84,500 million (US$ 1,660.4 million). As at 31 March 2012, INR 65,242 million (US$ 1,282 million) has been spent.

BALCO received a coal block allocation of 211 million tonnes for use in its CPPs in November 2007. These allocated coal blocks are regarded as non-reserve coal deposits. The forest clearance required for the second stage of the coal block allocation is pending. The estimated cost of developing the coal mine is INR 7,150 million (US$ 140.5 million). As at 31 March 2012, INR 565 million (US$ 11.1 million) has been spent.

(ix)	Market share and competition

BALCO is one of the four primary producers of aluminium in India and had a primary market share of 18 per cent. in fiscal 2012, according to AAI. BALCO’s competitors (and their respective primary market shares by volume in India in fiscal 2012) are Hindalco (37 per cent.), NALCO, a Government of India enterprise (23 per cent.), and VAL (22 per cent.).

Aluminium ingots, wire rods and rolled products are commodity products and BALCO competes primarily on the basis of price and service, with price being the most important consideration when supplies are abundant. Aluminium competes with other materials, particularly plastic, steel, iron, glass, and paper, among others, for various applications. In the past, customers have demonstrated a willingness.

(b)	VAL

(i)	Overview

As at 31 March 2012, Sterlite held a 29.5 per cent. ownership interest in VAL, with the other 70.5 per cent. of VAL being owned by Vedanta.

In October 2004, VAL entered into an agreement with OMC regarding the establishment of the alumina refinery, an aluminium smelter and associated CPPs in the Lanjigarh and Jharsuguda districts.

On 11 March 2010, VAL acquired 100 per cent. ownership of Allied Port Services Private Limited (“APSPL”). APSPL was merged into VAL with effect from 1 April 2011.

(ii)	Principal products

VAL produces metallurgical grade alumina and primary aluminium in the form of ingots, wire rods and billets for sale. Ingots are used extensively for aluminium castings and fabrication in the construction and transportation industries. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables. Billets are used in producing extrusion sections.

(iii)	Production process

Aluminium is the most abundant metallic element (8.1 mass per cent.) in the earth’s crust. Due to its strong affinity to oxygen, aluminium does not occur in nature in its pure elemental state and is found in combined forms such as oxides and silicates. The process of extracting a metal from its oxide is in general referred to as smelting. The hall- heroult process is an example of such smelting process and is used industrially. Liquid aluminium is produced by electrolytic reduction of alumina (AL203) dissolved in an electrolyte (bath) mainly containing cryolite (Na3AlF6). The overall chemical reaction can be written as:

2 AL2O3 (DISSOLVED) +3C (s) = 4 Al (L) +3 CO2 (G)

The aluminium obtained by the above reaction sinks to the bottom of the cell from where it is collected and sent to a melting or holding furnace. The molten aluminium is then mixed with desired alloys to obtain specific characteristics and cast into ingots for transport to fabricating shops. Molten aluminium may be further heated to remove oxides, impurities and other active metals such as sodium and magnesium, before casting.

VAL’s production process is summarised in the following:

(iv)	Aluminium smelters

VAL’s 500,000 tpa aluminium smelter uses pre-baked technology from GAMI of China. in this pre-baked process, alumina is converted into primary aluminium through a smelting process using electrolytic reduction. the reduction process takes place in a reduction cell, referred to as the pot, where alumina is reduced to molten aluminium. from the pot-line, the molten aluminium is sent to the cast house.

(v)	Description of operations

(A)	Capacity

VAL’s Jharsuguda smelting facility is located at Jharsuguda in the State of Odisha in Eastern India and consists of one aluminium smelter, a CPP, an independent power producer (IPP) and cast house.

(B)	Smelters

There are two aluminium smelters at Jharsuguda, namely Plant-I and Plant-II. Plant-I has a capacity of 500,000 tpa and was commissioned in March 2008. Plant-II has a capacity of 1,250,000 tpa and is expected to be commissioned in fiscal 2013.

(C)	CPPs

Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots. Power for the Jharsuguda facility is for the most part provided by the coal-based 1215 MW CPP commissioned in 2008. Thermal coal is a key raw material required for the operation of VAL’s CPP.

(D)	Production volumes

The following table sets out VAL’s total production from its Jharsuguda facility for the three years ended 31 March 2012:

		Year ended 31 March
Facility	Product	2010	2011 (tonnes)	2012

Jharsuguda	Aluminium	280,193	391,036	433,883

(vi)	Principal raw materials

The principal inputs of VAL’s operations are bauxite, alumina, power, carbon, caustic soda and certain other raw materials. VAL has in the past been able to secure an adequate supply of the principal inputs for its business.

(A)	Bauxite

VAL sources the bauxite required for its alumina refinery from BALCO and from outside the State of Orissa. BALCO supplies bauxite to VAL, Lanjigarh on a conversion basis and receives the alumina production from supplied bauxite to VAL. The alumina from the procured bauxite is sent to Jharsuguda smelter for aluminium production.

(B)	Alumina

VAL currently sources all of its alumina required for its smelters from third party suppliers on both the Indian and international markets, with the remainder provided by its alumina refinery. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.6 per cent. on a dry basis. In fiscal 2010, 2011, 2012, VAL purchased 100,737 tonnes, 421,410 tonnes and 439,924 tonnes of alumina at an average price of US$ 311, US$ 381 and US$ 407 per tonne, respectively, on a CIF basis at the port of Vizag, India.

(C)	Power

Power is a key input at VAL’s aluminium business, where it is provided by one coal-based CPP of 1215 MW. VAL’s CPP has historically been dependant upon coal allocations from Coal India.

(D)	Water

Water is also an important input for VAL’s CPP. VAL sources its water requirements at Jharsuguda from a nearby Mahanadi river, with the water transported by pipelines.

(E)	Carbon

VAL has in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from domestic and international markets. Though there is an adequate supply of these raw materials in India, imports are also used to make the overall mix economical for aluminium smelter production.

(F)	Caustic soda

VAL sources its caustic soda requirements from various domestic and overseas manufacturers.

(G)	Other raw materials

VAL also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic and international markets and VAL does not foresee any difficulty in securing supplies when needed.

(vii)	Distribution, logistics and transport

Alumina purchased from third party suppliers is obtained from a combination of domestic sources and imports, and is transported to the Jharsuguda facility by road and rail from domestic third party suppliers or ports. VAL’s aluminium products are transported from the Jharsuguda facility to domestic customers through a combination of road and rail, and shipped for export.

(viii)	Sales and marketing

VAL’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centres in India. Currently, VAL sells its products primarily in the Indian market, with limited focus on exports. VAL’s key customers include conductor manufacturers, state road transport corporations, and electrical equipment and machinery manufacturers.

Domestic sales are normally conducted on the basis of a fixed price for a given month that VAL determines from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for aluminium VAL sells in India is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplying domestic customers.

VAL’s export sales of aluminium are currently on a spot basis at a price based on the LME price plus a premium.

(ix)	Market share and competition

VAL is one of the four primary producers of aluminium in India and had a primary market share of 22 per cent. in fiscal 2012, according to AAI. VAL’s competitors (and their respective primary market shares by volume in India in fiscal 2012) are Hindalco (37 per cent.), NALCO, a Government of India enterprise (23 per cent.), and BALCO (18 per cent.).

Aluminium ingots, wire rods and rolled products are commodity products and VAL competes primarily on the basis of price and service, with price being the most important consideration when supplies are abundant. Aluminium competes with other materials, particularly plastic, steel, iron, glass, and paper, among others, for various applications. In the past, customers have demonstrated a willingness

(x)	Projects and developments

(A)	Lanjigarh alumina refinery

Sterlite signed a memorandum of understanding with Government of Orissa for setting up an alumina refinery on 7 June 2003 and the same was assigned by Sterlite to VAL. The memorandum of understanding was further revised to include an aluminium smelter at Jharsuguda in the State of Orissa on 4 April 2007. On 5 October 2009, VAL also entered into an agreement with OMC for the supply of 150 million tonnes of bauxite to the alumina refinery at Lanjigarh from the Lanjigarh bauxite mine and nearby mines. In November 2007, the Supreme Court directed Sterlite to enter into an agreement with OMC to operate the bauxite mines in place of VAL. Accordingly, OMC and Sterlite have an agreement to form a joint venture company to bauxite from the mines in the name of South West Orissa Bauxite Mining Private. Limited with 74 per cent. and 26 per cent. shareholding rights of Sterlite and OMC, respectively.

Apart from the formation of the joint venture company for mining for bauxite, OMC and Sterlite jointly agreed to the rehabilitation package as suggested by the Supreme Court when it granted clearance to the mines project. Accordingly, Sterlite has filed necessary affidavits accepting the rehabilitation package in compliance with the interim judgment dated 23 November 2007.

In addition, VAL is expanding its alumina refining capacity at Lanjigarh to 5 mtpa, subject to government approvals by increasing the capacity of the current alumina refinery from one mtpa to two mtpa through debottlenecking and by constructing a three mtpa alumina refinery and an associated 210 MW CPP. Construction of the alumina refinery is on hold.

As at 31 March 2012, VAL had spent an amount of INR 38,734 million (US$ 761.1 million) on all the projects at Lanjigarh.

On 8 August 2008, the Supreme Court granted clearance to the forest diversion proposal for the conversion of 660.7 hectares of forest land from forestry use to mining use, allowing the sourcing of bauxite which has been mined on the Niyamgiri Hills in Lanjigarh. Pursuant to the Supreme Court order, Sterlite was required to pay, from April 2007, the higher of five per cent. of annual profits before tax and interest from the Lanjigarh project and INR 100 million (US$ 2.0 million) per annum, as a contribution for scheduled area development, as well as INR 122 million (US$ 2.4 million) towards tribal development and INR 1,055 million (US$ 20.7 million) plus expenses towards a wildlife management plan for the conservation and management of wildlife around the Lanjigarh bauxite mine. As at 31 March 2011, an amount of INR 1,212 million (US$ 23.8 million) has been remitted to the Compensatory Afforestation Fund in compliance with the Supreme Court order. On 11 December 2008, the MoEF granted in-principle approval under the Forest Act. The stage one approval for the conveyor corridor was granted on 15 March 2009.

On 28 April 2009, the MoEF granted environmental clearance for the mining of bauxite. Thereafter, the MoEF in a statement issued on 24 August 2010 refused the final approval to the OMC proposal for the bauxite mining at Niyamgiri hills, in the State of Orissa, following the report of Dr N C Saxena committee and recommendation of the Forest Advisory Committee of the MoEF. On 8 March 2011, OMC challenged the order of the MoEF by way of a special leave petition to the Supreme Court. On 1 April 2011, the Supreme Court admitted OMC’s plea against the MoEF. Upon direction of the Supreme Court, the application has been converted into a writ petition and on 21 April 2011, the Supreme Court directed the MoEF and other parties to file their replies within four weeks and list thereafter.

The MoEF on 24 August 2010 rejected the forest clearance for the Niyamgiri Mines to OMC, which is one of the sources of supply of Bauxite to VAL. Against this order of the MoEF, OMC filed a writ petition in the Supreme Court on 24 October 2010. The Supreme Court issued a notice on the writ by its order dated 21 April 2011 and directed the MoEF to file its reply within four weeks. In the meantime, the MoEF by its order dated 11 July 2011, cancelled the environmental clearance granted to OMC for its Niyamgiri mines. OMC filed an application in the Supreme Court against this order of the MoEF on 1 August 2011. The next date of hearing for both the writ petition and application filed by the Orissa Mining Corporation has not yet been fixed.

The MoEF directed VAL to maintain status quo on the expansion of its refinery on 20 October 2010. Against this order, VAL filed a writ petition in the High Court of Orissa and the court dismissed the writ. VAL made an application to the MoEF to reconsider the grant of the environmental clearance for its alumina refinery. The MoEF through its letter dated 2 February 2012, issued new terms of reference to VAL for preparation of the Environment Impact Assessment (EIA) report which is required to be submitted to Orissa Pollution Control Board for public hearing and after incorporation of the response, submit the final EIA report to the MoEF for environment clearance. VAL submitted the EIA report to the Orissa Pollution Control Board and the public hearing has been kept on hold at the direction of the MoEF. VAL is pursuing the matter with the State Government.

Certain groups of persons and individuals have filed an appeal challenging the grant of environment clearance by the MoEF before The National Environment Appellate Authority (“NEAA”), and the same issues which were raised during hearing at the Supreme Court were raised at the NEAA. The NEAA dismissed the appeals by its order dated 15 September 2010, and has refused to consider the issues already discussed in the Supreme Court under the principle of res judicata, but has advised MoEF to consider the two environmental impact assessments, prepared for the mining project. Pursuant to the NEAA order, additional conditions, if any are required, can be imposed by MoEF in the environmental clearance, which remains inoperable, until MoEF reconsiders the matter.

In view of the ongoing delay in approval of the Niyamgiri mining, the Government of Orissa is actively considering allocation of alternative sources of bauxite to VAL’s alumina refinery, from the State of Orissa.

(B)	Jharsuguda aluminium smelter

(aa)	500,000 tpa aluminium smelter

VAL has completed the construction of a greenfield 500,000 tpa aluminium smelter, together with an associated 1,215 MW coal-based CPP, in Jharsuguda in the State of Orissa. The project has been implemented in two phases of 250,000 tpa each. The first phase was completed on 30 November 2009. In the second phase, 228 pots (out of 304 pots) with the associated carbon and cast house facilities were commissioned from 1 March 2010 in stages. The remaining 76 pots were commissioned in June 2010. All nine 135 MW units of the power plant have been commissioned. The metal production for fiscal 2012 was 429,723 tonnes, whereas net generation by the CPP was 6,818 MU.

(bb)	1,250,000 tpa aluminium smelter

VAL is also setting up another 1,250,000 tpa aluminium smelter in Jharsuguda at an estimated cost of INR 145,000 million (US$ 2,849.3 million) which is scheduled for completion by the third quarter of fiscal 2014.

As at 31 March 2012, VAL had spent an amount of INR 102,695 million (US$ 2,018.0 million) on all the projects at Lanjigarh and Jharsuguda.

VAL received formal approval to set up a special economic zone in a portion of the area on 27 February 2009. This special economic zone is a designated duty-free enclave approved by the Government of India which is treated as foreign territory for purposes of trade operations, duties and tariffs. Subject to certain conditions, there is no customs duty or excise duty for the import or procurement of capital goods, raw materials, consumables, spares and other products into the special economic zone. There is a 100 per cent. income tax exemption for a period of five years, a 50 per cent. income tax exemption for a further period of five years and a further exemption for up to 50 per cent. of profits that are reinvested into the zone for a period of five years under Section 10AA of the Income Tax Act.

3.4	Iron ore business

(a)	Overview

Sesa Goa, India’s largest exporter of iron ore in the private sector by volume since 2003 according to the Federation of Indian Mineral Industries, engages in the exploration, mining and processing of iron ore. In fiscal 2012, Sesa Goa exported approximately 13 million tonnes of iron ore. In fiscal 2012, Sesa Goa produced approximately 13.8 million tonnes of iron ore fines and lumps.

Sesa Goa’s mining operations are carried out in the Indian states of Goa and Karnataka. Ore from Sesa Goa’s mine at Karnataka is exported mainly through the ports at Goa and Mangalore while ore from Orissa was mainly exported through the ports of Haldia and Paradeep. In the early 1990s, Sesa Goa diversified into the manufacturing of pig iron and metallurgical coke. Sesa Goa directly operates a metallurgical coke plant with an installed capacity of 280 ktpa and operates a pig iron plant with an installed capacity of 250 ktpa. Sesa Goa manufactures pig iron through the blast furnace route. Sesa Goa has a patent for the technology for the manufacture of metallurgical coke by the non-recovery method.

Sesa Goa intends to further leverage its position in the iron ore sector on the basis of the following strengths:

•	as at 31 March 2012, Sesa Goa owns or has the rights to reserves consisting of 166.65 million tonnes of iron ore at an average grade of 55.48 per cent. and resources consisting of 207.11 million tonnes of iron ore at an average grade of 51.85 per cent.;

•	the opportunity to expand through consolidation of the fragmented Indian iron ore industry;

•	experienced personnel with technical skills in Indian mining and resource development;

•	well positioned to capitalise on the fact that in 2010 India had the world’s seventh largest iron ore reserves according to the US Geological Survey of 2011 and in 2005 had resources of approximately 25 billion tonnes according to the IBM;

•	strong growth potential, with additional prospecting and mining licences and de-bottlenecking operations;

•	robust balance sheet; and

•	vertically integrated pig iron and metallurgical coke operations with patented in-house technology.

On 22 March 2011, Sesa Goa announced that it had acquired the assets of the uncompleted steel plant unit of Bellary Steels & Alloys Limited for a cash consideration of US$ 49.3 million (INR 2,200 million) comprising a 0.5 mtpa steel plant (which was under construction at the time of acquisition), the freehold land on which the plant is being constructed of approximately 700 acres, existing buildings and structures and plant and machinery. Sesa Goa undertook this acquisition as the assets were located in the iron ore rich belt in the State of Karnataka, in close proximity to transportation networks such as highways, railways and water sources.

On 3 November 2011, Sesa Goa announced that it had agreed to acquire the entire issued share capital of Goa Energy Private Limited (“GEPL”) for INR 537.2 million (US$ 12.03 million). GEPL owns a 30 MW waste heat recovery power plant in Goa which generates power from the waste gases of Sesa Goa’s metallurgical coke plant and blast furnace. The acquisition was completed in March 2012.

(b)	Principal products

(i)	Iron ore

Sesa Goa’s iron ore reserves consist of both lump and fine ore. The percentage of lump ore in the reserves is approximately 12 per cent. and 17 per cent. in Goa and Karnataka/Orissa, respectively. While Sesa Goa’s Goan ore reserves contain average iron content deposits of 55.1 per cent., the mines in Karnataka are of higher grade deposits with an average iron content of 57.1 per cent. Sesa Goa sells all lump ore with less than 64 per cent. of iron content from its mines in Karnataka to domestic pig iron/steel producers; the other iron ore produced by Sesa Goa’s mines is sold to purchasers in China.

(ii)	Pig iron

Sesa Goa produces basic, foundry and nodular grade pig iron in various grades for steel mills and foundries.

(iii)	Metallurgical coke

Sesa Goa also produces metallurgical coke, the majority of which is consumed internally.

(c)	Description of operations

(i)	Production facilities

(A)	Amona plant

Sesa Goa’s then subsidiary Sesa Industries (which has since amalgamated with Sesa Goa) commenced operations at its Amona plant in Goa in 1992 and has been engaged in the manufacture and sale of pig iron since then. Sesa Goa’s metallurgical coke plant at Amona produces a range of coke fractions from over 70 millimetres for foundries, 20 millimetres to 60 millimetres for blast furnaces and six millimetres to 25 millimetres for the ferrous alloy industry. Approximately 62 per cent. of the total production of metallurgical coke is consumed by Sesa Goa for its pig iron production and the remainder is sold to customers primarily located in India. The cost of the input coal blend is the single most important cost component for the production of coke. Sesa Goa’s production consists mainly of low ash coking coal and it imports 100 per cent. of low ash coking coal each year. In order to ensure a stable raw material supply, Sesa Goa has long-term supply contracts for the procurement of such coal. Electric power for Sesa Goa is supplied by GEPL, an Indian power producer which utilises waste heat and gas from Sesa Goa’s coke and pig iron facilities, under an agreement among Sesa Kembla Coke Company Limited (which has since merged with Sesa Goa), Videocon International Limited, GEPL and Sesa Goa. During fiscal 2012, Sesa Goa acquired the entire issued share capital of GEPL.

(ii)	Mines

(A)	Goa mines

Sesa Goa’s Goa operations consist of two major iron ore mining areas, one in Codli village (in the South Goa District) and the other in Sonshi village (in the North Goa District). In addition, Sesa Goa derives ore production from several satellite mines in North Goa. Sesa Goa’s Goa leases were originally granted as mining concessions by the government during the Portuguese regime from 1955 onwards and in 1987 these concessions were converted to mining leases. Sesa Goa now operates a total of 13 mining leases in Goa representing an area of approximately 863 hectares as well as three third-party leases on contract, representing an area of approximately 169 hectares. The lease periods for Sesa Goa’s 13 mining leases in Goa have expired and are in the process of being renewed and are currently being operated under deemed consent. Sesa Goa applied to the State of Goa for the renewal of these mining leases within the applicable statutory period, and the renewal is in process. Under applicable law, a leaseholder can continue mining while its application is pending with the State of Goa. Furthermore, under applicable law every person seeking renewal of a mining lease for the mining of a mineral that is used in its own industry is generally entitled to renewal of its mining lease for a period not exceeding 20 years. All renewal applications by Sesa Goa for leases which have expired were submitted on a timely basis and Sesa Goa has no reason to believe that any of these leases will not be renewed.

Sesa Goa generally carries out exploration in grid patterns of 100 metres by 100 metres at the initial stage of exploration, followed by grid patterns of 50 metres by 50 metres. Core samples are analysed and used to interpret the ore body for the preparation of geological cross sections and the classification of the ore as either crude ore or sub-grade ore. Drill core sampling is undertaken on entire holes and the drill core material is sampled at drill core sheds.

(B)	Codli mines

The Codli group of mines is situated in South Goa, approximately 600 kilometres south of Mumbai and 50 kilometres east of Panaji, the capital of Goa. It is an open-pit operation. The nearest railway stations, Sanvordem and Margao, are approximately 13 kilometres and 40 kilometres, respectively, from the mine. There is an airport 55 kilometres from the mine at Dabolim. The river loading points at Sanvordem and Capxem are approximately 12 kilometres and 14 kilometres, respectively, from the Codli mines while the port is approximately 40 nautical miles from the river loading point.

The Codli mines cover an area of approximately 340 hectares and are operated under the terms and conditions stipulated in four contiguous leases, three of which are owned by Sesa Goa, with the remaining lease being owned by a third party. Sesa Goa owns two additional mining leases covering an area to the northwest of the current Codli mine operations where exploration is being undertaken. All of these leases expired in November 2007 and are in the process of being renewed.

Sesa Goa’s leases were originally granted as mining concessions by the government during the Portuguese regime, and Sesa Goa acquired these mining leases in 1958. Exploration at the Codli mines began in 1966 and the mine first commenced production in 1973. Production at the mine reached three mtpa by 1995. The mines have been granted environmental clearance by the MoEF for a production of seven mtpa.

At the Codli mines, the lower grade iron formation is folded and subsequently eroded into basinal areas amenable to open-pit mining. Economically mineable material occurs over an area of about 3.1 kilometres by 1.6 kilometres and is located between 84 metres above sea level and 50 metres below sea level. The formations show a general northwest-southeast trend with shallow to moderate dips towards the northeast with local reversals. The footwall is comprised of manganiferous clay and decomposed quartzites and the stratigraphy of the ore body is cross cut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.

The Codli mines are multi-pit, multi-lease, fully mechanised mining units. The open-pits have a bench height of seven metres, haulage roads of 25 metres width and an overall pit slope of 26 degrees. The Codli mines have 14 basins, of which five pits have been exhausted. The lateritic overburden is removed either by ripping or dozing, and loaded by excavators and/or wheel loaders into heavy earth moving machinery such as rigid dumpers and articulated dumpers. Hauling within the mine is also done by rigid and articulated dumpers. An ore stockpile is maintained at all times to continuously feed the processing plants.

Sesa Goa has extensive ore processing facilities for upgrading the ore, which include crushing, dry screening, scrubbing, log washing, classifying, hydrocycloning, and magnetic separation with ultra fines recovery. The four Codli processing plants are between nine and 16 years old and throughput capacity of the four Codli processing plants is 10 mtpa. The processed ore is transported by road to a riverhead jetty by 10 tonne tipper trucks and then further transported by barges to the Goa ports or transhipper for onward shipment. Sesa Goa has a captive fleet of 16 barges and a transhipper based at the Mormugao port. The transhipper is a large panamax size vessel (82,000 dwt) with gears, capable of picking up ore from barges and loading into ocean-going vessels at the maximum rate of 30,000 tonnes per day. One plant is provided with a dry circuit to process high grade ore, while the remaining three wet plants process low grade ores. The Codli processing plants undergo regular maintenance and annual repairs are conducted during the monsoon season.

Sesa Goa has an extensive exploration and evaluation programme at the Codli mines, which involved, as at 31 March 2012, drilling a total of 68,310 metres in depth in 1,048 holes. The resource estimation at the Codli mines is done using Surpac software.

Power at the Codli mines is supplied through a government grid supply network with a maximum contracted demand of 5,000 kVA. There are also generator sets with an aggregate of 5,190 kVA available to supply power. The site’s full water requirements are met from the rainwater accumulated in exhausted pits.

In fiscal 2012, the Codli mines produced 6.8 million tonnes of crude iron ore on a wet tonnage basis.

The economic cut-off grade at the Codli mines is determined by the requirement to meet various sales contracts. Sesa Goa operates on a 50 per cent. iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 55 per cent. iron. Ore containing less than 55 per cent. iron is saleable after processing.

The reserves at the Codli mines have been defined by drill holes spaced at 50 metre intervals. As the area is drilled at approximately 50 metres by 50 metres grids, the physical continuity of the ore is well demonstrated.

Sesa Goa has been operating the Gauthona Dusrifal mine, the lease of which is held by M/s Timblo Private Limited, as an ore raising contractor since 1989. This mining concession was granted in 1958 to M/s Timblo Private Limited, which owned and operated the mine until 1988. Since 1983, Sesa Goa has had a common boundary working agreement with M/s Timblo Private Limited and, in 1989, Sesa Goa acquired control of 40.8 hectares of the leasehold area. This mine is contiguous to the Codli mines. The mine has environmental clearance from the MoEF for 0.7 mtpa. The mining method at the Gauthona Dusrifal mine is the same as that of the Codli mines described above. As at 31 March 2012, ore production of the Gauthona Dusrifal mine was approximately 0.2 mtpa to 0.3 mtpa.

(C)	Sonshi mine

The Sonshi mine is situated in the North Goa District, approximately 34 kilometres from Panaji and approximately 40 kilometres north of the Codli mines. It comprises an open-pit mine. The area is well connected by metalled roads and the nearest railway station is at Tivim, approximately 25 kilometres from the Sonshi mine. The river loading point, Amona, is nine kilometres from the site and the port is approximately 35 nautical miles from the river loading point. The airport is approximately 50 kilometres from the Sonshi mine.

The leasehold area of the Sonshi mine is 62 hectares. The lease expired in October 2007 and is in the process of being renewed. The leaseholder submitted timely renewal applications and no rejections have been notified. The Sonshi mine is currently operating under deemed consent. Due to the narrow width of the leasehold area, Sesa Goa has entered into common boundary working agreements with adjourning lessees to facilitate mining operations. The original mining concession was granted in 1953 to Cosme Costa & Sons. Sesa Goa has not acquired the lease, but has been operating the Sonshi mine as an ore raising contractor since 1958. Production at the mine commenced in 1958. The agreements entered into by Sesa Goa with Cosme Costa & Sons for the raising and sale of iron ore are valid until March 2013. The Sonshi mine has been granted environmental clearance for a production of 3.0 mtpa from the MoEF.

The area surrounding the Sonshi mine is covered with laterite capping underlain by lumpy ore zone. The ore deposit at the Sonshi mine forms the northern limb of the northwest-southeast trending syncline. The formations dip 50 degrees to 60 degrees northeast. The principal deposit of the Sonshi mine comprises three distinct ore bodies that are folded into a syncline. The youngest ore body has a width of 50 metres, while the other ore bodies dip steeply to the northeast and have widths of approximately 20 metres to 25 metres. The intervening parting between the ore bodies comprised 50 metres of manganiferous clay and a 30 metre wide limonitic zone separating one ore body from the footwall phyllite. The depth extent of these bands has been outlined with deep drilling. Hematite is the major economic mineral in each of the bands.

The open-pit mining operations at the Sonshi mine are fully mechanised. The hard laterite capping is loosened either by drilling, blasting or ripping/dozing. The soft sub-lateritic zone is excavated and transported to respective laterite, clay and ore stacks. The material is then reloaded into smaller ten tonne trucks and transported to the plants for processing and beneficiation, which involves crushing, scrubbing, log washing, classifying, double stage cycloning and thickening. The waste is transported to a dump stockpile six to seven kilometres away. Processing operations for the Sonshi mine are similar to those of the Codli mines described above. The processed ore is transported to the Amona jetty, loaded in barges and sent to Mormugao port approximately 35 nautical miles away.

There is no processing plant on-site. The extracted ore is transported by a fleet of contractors with ten tonne trucks to the processing plants at Amona (approximately nine kilometres away) and at Cudnem (approximately six kilometres away). The combined throughput capacity of the processing plants is 4.2 mtpa. The plants undergo regular maintenance and annual repairs are carried out during the monsoon season.

The Sonshi mine has been extensively sampled in vertical and inclined drill holes with a total of 62,383 metres drilled in 629 holes as at 31 March 2012.

Power at the mine is supplied through a government grid supply and the maximum contracted demand is 1,000 kVA. A 625 kVA diesel generator is also available to supply power.

The economic cut-off grade at the Sonshi mine is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contracts. Sesa Goa operates on a 50 per cent. iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 55 per cent. iron. Any ore containing less than 55 per cent. iron is saleable after processing.

Geological understanding of the nature of bedded mineralisation and confidence in the reasonableness and variation in forecasts is used to classify tonnages as either measured resources (mine’s internal proved), indicated resources (mine’s internal probable) or inferred resources (mine’s internal possible), depending on drill spacing, drill density and/or continuity.

Sesa Goa acquired an adjoining mining lease for the Mareta Sodo mine in 2004 from Pandurang Timblo Industries. This mining concession was granted in 1955 and was operated intermittently until the mine was transferred to Sesa Goa in November 2004. This mine has been granted environmental clearance for a production of 0.5 mtpa from the MoEF. As at 31 March 2012, 2,794 metres have been drilled in 16 boreholes on the leased area. The mining method of the Mareta Sodo mine is the same as that of the Sonshi mine described above.

(iii)	Other leases/mines

In addition to the Codli mines and right to the third-party mining lease at the Sonshi mine, Sesa Goa has ten additional mining leases, of which four are non-operative leases. The operative mines are the Sanquelim mines with three contiguous leases with an environmental clearance of 0.2 mtpa, the Orasso Dongor mine (0.2 mtpa) and the Botvadeacho Dongor mine (0.2 mtpa). The non-operative leases are under exploration.

The economic cut-off grade at these other mines is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contracts. Sesa Goa operates on a 50 per cent. iron operational cut-off grade in practice, as compared to the statutory cut-off grade of 55 per cent. iron. Ore containing less than 55 per cent. iron is saleable after processing.

(A)	Karnataka

Sesa Goa’s main operations in Karnataka are at the A. Narrain mine which is located approximately 200 kilometres northwest of Bangalore. The open-pit mine is operated by Sesa Goa and is well connected by rail, with the nearest stations, Sasalu and Amruthapura, located 16 kilometres and 17 kilometres, respectively, from the mine. The nearest port at Mangalore is approximately 430 kilometres from the mine and the nearest airport is located at Bangalore, approximately 230 kilometres from the mine.

The leasehold area of the mine is 163.5 hectares, which is classified into two blocks, namely the South block, which is 123.5 hectares and the North block which is 40 hectares. These two blocks are joined by a narrow stretch of land 40 metres in width and 665 metres in length along the eastern side of the leasehold area. Sesa Goa has operated the mine since 1994 and the MoEF granted to Sesa Goa the requisite permission for enhanced production to 6.0 mtpa in 2009. Sesa Goa’s lease is due to expire in 2012 and will be renewed after expiry. Operations will be started once the mining ban is removed and accordingly mining plan will be submitted.

The A. Narrain mine began its operations in 1952 when a mining lease was granted in favour of A.K. Madhav Narrain for a period of 20 years, and was subsequently renewed twice for a period of 10 years each. Upon expiry of the lease in 1992, the present mining lease was granted in favour of A. Narrain Mines Private Limited for a period of 20 years. In 1994, Sesa Goa obtained access to mine iron ore, and the mine was subsequently acquired by Sesa Goa.

The geological formation of this region belongs to the Archean-Proterozoic age. The geology of the A. Narrain mine consists of Archean formations locally termed “Dharwars” which contain rich and large iron ore deposits. The leasehold area forms part of the Chitradurga-Tumkur schist belt and part of a regional isoclinal fold. The strike direction of the ore body dips westerly at an angle of about 60 degrees to 70 degrees.

Hematite is the principal ore mineral and limonite, goethite and magnetite constitute the associated minor minerals of the mine. The mineralised horizon extends over a length of about two kilometres. The footwall is comprised of decomposed quartzite and phyllite, and the stratigraphy is cross cut by late dolerite dykes and sills which are manifested by pink clayey zones in the mine area.

Currently, the North and the South block of the A. Narrain mine have fully mechanised mining operations. The open-pit mines have a bench height of seven metres, haulage roads of 12 metres to 15 metres in width and an overall pit slope of less than 30 degrees. The A. Narrain mine is equipped with dry process facilities for processing all grades of ore.

The lateritic overburden is removed either by blasting or ripping/dozing, loaded onto and transported by 30 tonne trucks. The ore mined is processed at the mine’s processing facilities, which involves crushing and dry screening processes. The processed ore is then transported by road to the railway yard, for onward transport to Goa or to Mangalore port for shipment and export. Ore produced in Karnataka ranges from 50 per cent. to 65 per cent. iron content and comprises of 80 per cent. fines and 20 per cent. lumps of 10 to 30 millimetres in size. A portion of the ore is directly transported by road to Goa or to Mangalore for shipment as well as to the Amona plant for processing.

The two processing plants at the A. Narrain mine have a combined capacity of 1,150 tonnes per hour.

Since the mine was taken over by Sesa Goa, exploration at the A. Narrain mine involved the drilling of a total of 40,041 metres in 487 boreholes as at 31 March 2012. The A. Narrain deposit is extensively sampled in vertical and inclined drill hole grid intervals of between 50 metres and 100 metres in length, with most of the holes covering a depth of 50 metres to 200 metres.

Power at the mine is supplied by a 725 kVA and 320 kVA generator. All power supplied to the mines and plants is through generators.

In fiscal 2012, the A. Narrain mine produced approximately 1 million tonne of crude ore on a wet tonnage basis.

The economic cut-off grade at the A. Narrain mine is determined by the requirement to meet various sales contracts and the need to maintain stockpiles to meet the contract specifications.

The reserves in the proved reserve category at the Karnataka mines are estimated based on drilled boreholes spaced at 50 metres along predefined section lines and occasionally off of the section lines, the probable reserves are estimated based on drilled boreholes spaced at 50 metres from the proved reserves and the possible reserves are estimated based on drilled boreholes spaced at 25 metres from the probable reserves. As the area is drilled at approximately 50 metres by 50 metres grids, the physical continuity of the ore is well demonstrated.

On 26 August 2011, the Supreme Court passed an order banning mining activities in the Chitradurga and Tumkur districts of Karnataka. In view of this order, Sesa Goa’s activities at this mine were stopped with immediate effect.

(B)	Goa

Sesa Resources extracts iron ore from 11 mining leases spread across a total of approximately 979.8 hectares in Goa. Sesa Resources’ operations consist of two major iron ore mining areas, one in Bicholim and the other in Surla, both located in North Goa and which together account for approximately 90 per cent. of Sesa Resources’ total estimated iron ore reserves.

The Bicholim mine consists of five contiguous mining leases covering an area of 479.3 hectares in North Goa. The Surla mine consists of three contiguous mining leases covering an area of 253.4 hectares in the recognised iron ore belt of Pale-Velguem-Bicholim-Shirgao in North Goa. Mining operations started at the Bicholim mine and the Surla mine in 1958. Processed ore from the Bicholim and Surla mines is transported by Sesa Mining Corporation Limited (“SMC”), a wholly owned subsidiary of Sesa Resources and Sesa Resources, respectively, to loading jetties at Sarmanas and Surla/Sinori in North Goa, and then loaded into barges and sent to Mormugao port in Goa where it is then shipped to customers. Sesa Resources’ mining assets include processing plants, barges, jetties, transhippers and loading capacities at the Mormugao port.

In fiscal 2012, Sesa Resources produced 3.4 million tonnes of crude ore and sold 3.7 million tonnes of iron ore on a wet tonnage basis. Sesa Resources’ major customer base is in Japan and China.

(iv)	Reserves base

The table below sets out proved and probable iron ore reserves as at 31 March 2012 at the mines that Sesa Goa owns or has rights to:

	Proved Reserve		Probable Reserve		Total Proved and Probable Reserves
	Quantity	Iron Grade	Quantity	Iron Grade	Quantity	Iron Grade
	(million tonnes)	(%)	(million tonnes)	(%)	(million tonnes)	(%)
Goa:
Codli Group	15.74	54.82	8.42	57.72	24.16	55.83
Sonshi Group	13.09	60.29	8.94	58.28	22.03	59.48
Other:	6.55	56.37	11.56	55.75	18.11	55.97
A. Narrain	17.31	57.49	16.85	56.69	34.16	57.10
Sesa Resources	34.39	51.88	33.85	54.40	68.19	53.13

Total	87.03	55.13	79.62	55.87	166.65	55.48

(v)	Ship building division

Sesa Goa also has a ship building division which commenced operations in 1984 for the construction and repair of inland mini bulk carriers owned by Sesa Goa as its primary activity as well as to support Sesa Goa’s core activities including the export of iron ore and the import of coke and coal.

The ship building division has since developed into a medium sized yard with the capability of building sophisticated vessels. The facilities of the ship building division comprises a slipway, several sheds, cranes, a quayside with water depth of three metres, gas manifold system and docking equipment.

The ship building division has designed and built various types of vessels such as barges, pusher tugboats, oil recovery vessels and landing crafts. In 1996, the ship building division was awarded a national award for excellence in indigenisation of defence equipment from the Department of Defence Production and Supplies, Ministry of Defence of the Government of India for designing and constructing two landing crafts for the Indian army. The ship building division was also the first to design and build hatch covers for barges in Goa for the shipment of fines during the monsoon season. As at 31 March 2012, the ship building division was certified International Standards Organisation (“ISO”) 9001-2000 Quality Management System (in 2000), ISO 14001-2004 Environment Management System (“ISO 14001”) (in 2004) and Occupational Health and Safety Assessment Series 18001 for Occupational Health Management System (“OHSAS 18001”).

(vi)	Production volumes

The table below sets out Sesa Goa’s total production for each of fiscal 2010, 2011 and 2012:

		Year ended 31 March
Mine/Mine Type	Product	2010	2011	2012
		(million tonnes)
Goa (Open-Pit)	Iron ore	10.6	10.3	9.7
A. Narrain (Open-Pit)	Iron ore	3.7	3.0	1.0
Thakurani (Open-Pit)	Iron ore	1.7	1.4	0
Sesa Resources (Open-Pit)	Iron ore	3.2	4.1	3.1

Total Iron Ore	Iron ore	19.2	18.8	13.8

Amona plant	Metallurgical coke	0.26	0.26	0.26
	Pig iron	0.28	0.28	0.25

(d)	Principal raw materials

(i)	Iron ore operations

There are no direct raw materials used in Sesa Goa’s iron ore mining and processing operations. Indirect raw materials include power, fuel and lubricants. Sesa Goa procures these indirect materials from various vendors. The electricity required for its operations is supplied by the government grid and supplemented by Sesa Goa’s owned and hired diesel generator sets. The prices of fuel and necessary lubricants are volatile and the price of power is dependent on tariffs imposed by State Governments.

(ii)	Pig iron operations

The principal raw materials for the manufacture of pig iron are iron ore, metallurgical coke, limestone and dolomite.

Iron ore is largely sourced from mines in Karnataka and Goa. The iron ore is transported from Karnataka by truck and railway rakes and from Goa by truck. Iron ore requirements are met by Sesa Goa’s own mines from Karnataka and purchased from other mines in Karnataka and Goa. Sesa Goa’s metallurgical coke requirements are met by its metallurgical coke division. Limestone and dolomite are purchased from mines in Karnataka and transported to Sesa Goa’s pig iron plant by truck.

(iii)	Metallurgical coke

The principal raw materials for the manufacture of metallurgical coke are hard and semi-soft coking coals. These raw materials are imported from various international suppliers mainly from Australia.

(iv)	Power

Electricity for Sesa Goa’s metallurgical coke and pig iron manufacturing operations is primarily supplied from GEPL under an agreement between GEPL and Sesa Goa.

(e)	Distribution, logistics and transport

Sesa Goa’s mining operations are advantageously located in Goa and are complemented by an efficient transportation network. In order to achieve higher volume and loading capacities and vessels with higher drafts, Sesa Goa and Sesa Resources each own and operate a transfer vessel, which are used for mid-stream loading at Goa. In addition, Sesa Resources owns 50 per cent. of a transhipper vessel, MV Goan Pride, at Goa, which is also used for mid-stream loading. Sesa Goa ships its products from ports on both the east and west coasts of India so although the annual monsoon season shuts down shipping services on the west coast of India from the Mormugao port in Goa from June to September, iron ore mined in Karnataka can still be shipped out from the ports of Mangalore and Krishnapatnam and the ports at Haldia and Paradeep, respectively.

Sesa Goa maintains a network of rail cars, barges and transhippers that are primarily used to facilitate the export of its ore to foreign customers. Sesa Goa’s fleet includes 29 barges with a total floating capacity of 60,000 dwt and a transfer vessel which is based at the ports in Goa and has the ability to load vessels as large as 300,000 dwt.

(f)	Sales and marketing

Currently, the majority of the pig iron produced by Sesa Goa is sold within India to foundries and steel mills. The sale of pig iron is generally done on a spot basis with prices valid for a month. The prices of pig iron are fixed on a delivered basis, with material generally being sent on a freight-to-pay basis.

Currently, all of the metallurgical coke produced by Sesa Goa is sold primarily within India to foundries, pig iron producers, ferrous alloys producers and cement plants. Approximately 62 per cent. of Sesa Goa’s total metallurgical coke production is used for its production of pig iron. The balance is sold in the domestic Indian market.

The sale of metallurgical coke to other customers is done on a spot basis with prices valid for a month. Contracts with some ferrous alloy producers are generally on a monthly or bi-monthly basis, where the quantity, grade and price are fixed.

Sesa Goa sold 81 per cent. of its iron ore by volume in the export market in fiscal 2012, with its domestic sales being 19 per cent. The geographical distribution of the exports of Sesa Goa by volume in fiscal 2012 was China (84 per cent.), Japan and Korea (14 per cent.) and Europe (3 per cent.).

The ten largest customers of Sesa Goa’s iron ore business accounted for 60 per cent. of its free on board business revenue in fiscal 2012. About 86 per cent. of the exports of Sesa Goa by volume in fiscal 2012 were linked to spot prices. The remainder of Sesa Goa’s sales are priced based on long-term contracts which are linked to international benchmark prices that are negotiated quarterly.

Sesa Goa has a marketing office at Panaji in Goa with indenting agents to sell its pig iron and metallurgical coke products. Sesa Goa manages its iron ore sales in China through its own representative offices in China. The remaining sales and chartering needs of Sesa Goa are managed from the office in Goa.

(g)	Market share and competition

Sesa Goa has been India’s largest exporter of iron ore in the Indian private sector by volume since 2003, according to the Federation of Indian Mineral Industries. In fiscal 2012, Sesa Goa exported approximately 13 million tonnes of iron ore. Sesa Goa’s primary competitors in both the public and private sectors in India include National Mineral Development Corporation, MMTC India Limited, Rungta Mines Ltd, Mineral Sales Private Limited and Essel Mining & Industries Ltd. In addition, Sesa Goa competes with a number of international producer-exporters of iron ore.

(h)	Projects and developments

(i)	Iron ore

A number of initiatives are being undertaken to expand mining capacity and logistics at Goa and Karnataka. The goal is to increase production at Goa and Karnataka to 36 million tonnes. These include additional investment in mining equipment, processing plants, barges, land and infrastructure at an estimated capital expenditure of US$ 500 million. Sesa Goa has made substantial progress on the logistics capacity, with a new railway siding already commissioned in Karnataka and work progressing on widening of the existing roads and building dedicated road corridors in both Karnataka and Goa. Sesa Goa is also adding capacity in river and port logistics, with five new barges already on stream.

Sesa Goa remains committed to this expansion programme. However, in light of the Supreme Court’s ban on mining activities in the Chitradurga and Tumkur districts of Karnataka and the ongoing enquiry of the commission set up by the Ministry of Mines in September 2011 and headed by Justice M. B. Shah to inquire into allegations of illegal mining operations in Goa (the “Shah Commission”), Sesa Goa foresees possible delays in obtaining the necessary regulatory approvals. Sesa Goa’s mining activities are carried on in compliance with existing mining laws and Sesa Goa has not received any formal notification or allegation relating to the Shah Commission’s enquiry. In addition, Sesa Goa has not received any indication that any necessary regulatory approvals for its expansion projects in Goa will not be forthcoming. However, until the Shah Commission has delivered its report (which is expected in 2012) there is some uncertainty in the regulatory environment and ongoing approval applications may be delayed.

(ii)	Pig iron

Sesa Goa is also undertaking a pig iron capacity expansion project, after which the rated capacity of the pig iron plant will increase from 0.25 mtpa to 0.625 mtpa, along with expansion of the metallurgical coke plant by 0.28 mtpa to 0.56 mtpa, a new sinter plant and a 30 MW power plant based on waste heat recovery. Commissioning is expected in the third quarter of fiscal 2012.

3.5	Commercial power generation business

(a)	Overview

Sterlite and its subsidiaries have been building and managing CPPs in India since 1997. As at 31 March 2012, the total power generation capacity of its thermal power plants and wind power plants, as well as the CPPs of VAL and MALCO, was approximately 4,830.3 MW, of which approximately 4,474 MW was from coal-based thermal CPPs.

The following table sets out information relating to Sterlite’s and VAL’s existing power plants as at 31 March 2012.

Year Commissioned	Capacity		Location	Type	Fuel Used
	(MW)
1988	270.0		Korba	CPP(1)	Thermal coal
1997	24.0		Tuticorin	CPP	Liquid fuel
1999	75.0		Mettur	CPP	Thermal coal
2003	14.8		Debari	CPP	Liquid fuel
2003	6.0		Zawar	CPP	Liquid fuel
2003	14.8		Chanderiya(2)	CPP	Liquid fuel
2005	22.5		Tuticorin	CPP	Liquid fuel
2005	154.0		Chanderiya	CPP	Thermal coal
2006	540.0		Korba	CPP	Thermal coal
2007	75.0	(3)	Lanjigarh	CPP	Thermal coal
2007	107.2		Gujarat and Karnataka	WPP(23)	Wind
2008	80.0		Chanderiya	CPP	Thermal coal
2009	80.0		Zawar	CPP	Thermal coal
2009	16.0		Gujarat and Karnataka	WPP(23)	Wind
2009	25.0		Mettur	CPP	Thermal coal
2009	675.0		Jharsuguda	CPP	Therma coal
2010	540.0		Jharsuguda	CPP	Thermal coal
2011	48.0		Rajasthan and Karnataka	WPP(23)	Wind
2011	160.0		Dariba	CPP	Thermal coal
2011	1,200.0		Jharsuguda	IPP(3)	Thermal coal
2012	600.0		Jharsuguda	IPP(3)	Thermal coal
2012	103.0		Rajasthan, Maharashtra, Tamil Nadu, and Karnataka	WPP(23)	Wind

Total	4,830.3

Notes:

(1)	Commissioned by BALCO prior to acquisition of BALCO in 2001, which is not being used for captive purposes at present due to the closure of operations at the 100 ktpa aluminium smelter.
(2)	Transferred from Debari to Chanderiya in March 2009.
(3)	Expandable to 90 MW, subject to government approval.
(4)	Wind power plants (“WPP”) are not used for captive use.
(5)	Three out of the four units (600 MW each) were operational as at 31 March 2012, with the fourth unit being synchronised in the last quarter of fiscal 2012.

The following power plants are under construction:

•	Sterlite’s 160 MW coal-based thermal CPP at Tuticorin, where the first unit of 80 MW is scheduled for commissioning by the second quarter of fiscal 2013;

•	BALCO’s 1,200 MW thermal coal-based power plant in the State of Chhattisgarh, where the first unit of 300 MW is expected to be synchronised in the first quarter of fiscal 2013 and the remaining units progressively by fiscal 2013;

•	Sterlite Energy’s 1,980 MW thermal coal-based power plant at Talwandi Sabo in the State of Punjab, where the first unit is expected to be commissioned by the fourth quarter of fiscal 2013 and the remaining two units by the second quarter of fiscal 2014. Piling has been completed and construction of the boiler foundation, coal handling plant, switchyard and other areas is in progress. In addition, TSPL has also signed a memorandum of understanding with the Government of Punjab in October 2010 for the establishment of another unit of 660 MW. The aggregate capacity for the project would be 2,640 MW, however due to the current coal market conditions and power tariffs in India plans for the fourth unit of 660 MW have been put on hold;

•	VAL’s 210 MW coal-based CPP at its three mtpa alumina refinery which was to be commissioned in fiscal 2012. However, this project is currently on hold; and

•	Sesa Goa’s 160MW coal-based CPP at Goa.

(b)	MALCO

In November 2008, MALCO suspended production of aluminium and is currently engaged in generating and selling available power to the state grid and other industrial consumers. As at 31 March 2012, MALCO operated two coal-based thermal CPPs with a total capacity of 100 MW.

(c)	Plans for commercial power generation

(i)	Sterlite Energy—Orissa

In August 2006, Sterlite’s shareholders approved its entry into the commercial power generation business in India. Sterlite Energy is investing approximately INR 82,000 million (US$ 1,611.3 million) to build a 2,400 MW thermal coal-based power plant (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa. As at 31 March 2012, INR 75,259.0 (US$ 1,478.9 million) has been spent on the project. The first three units have been commissioned and the remaining unit was synchronised in the last quarter of 2012 and is currently under trial run. This project is expected to be financed by internal sources and through debt financings.

Sterlite Energy is building this power plant in the State of Orissa which had coal resources estimated at 65.3 billion tonnes as at 1 April 2011, according to the Geological Survey of India 2010. According to the US Energy Information Administration, the statistical agency within the United States Department of Energy, India had the sixth largest coal reserves in the world, as at 1 January 2008. According to the Ministry of Coal, the State of Orissa has approximately 24.4 per cent. of India’s coal resources with an estimated 267.2 billion tonnes as at 31 March 2009. The facility would require approximately 12.49 mtpa of coal. Sterlite Energy applied to the Ministry of Coal for allocation of coal blocks for its captive use. In January 2008, the Ministry of Coal allocated to six companies, including Sterlite Energy, coal blocks in the Rampia Dipside in the State of Orissa for the captive mining of coal and Sterlite Energy has been allocated a proportionate share of 112.2 million tonnes. These six companies have entered into an agreement to jointly promote a new company called Rampia Coal Mine and Energy Private Limited, which is expected to develop the coal mines over a period of three to five years for the purposes of mining these allocated coal blocks. At the time of the allocation, the Ministry of Coal estimated that the coal block contains reserves of 645.26 million tonnes of coal. In addition, Sterlite Energy received a letter of assurance in June 2008 from Mahanadi Coalfields Limited that it would supply 2.57 million tonnes of coal per annum in order to meet the coal requirements of the first unit of 600 MW. In July 2010, a further letter of assurance was issued to Sterlite Energy for the supply of coal through a coal linkage of 6.94 mtpa for the Jharsuguda project from Mahanadi Coalfields Limited to meet the coal requirements of the three remaining units.

The process of making arrangements for a water reservoir, railway marshalling yard, coal stockpile, ash pond and other required facilities is currently underway. The power generated from the 2,400 MW power plant is expected to be sold to entities including state electricity boards, state-owned utility companies, power trading companies, private entities and the 1.25 mtpa smelter of VAL.

In 26 September 2006, Sterlite Energy entered into a memorandum of understanding with the State Government of Orissa under which the government has agreed to assist it in its acquisition of approximately 3,000 acres of land for the power plant, including the rehabilitation and resettlement of persons to be displaced, the obtaining of environmental clearances, the allocation of coal blocks, long-term coal linkages, water allocations and the sourcing of power during the construction period. The process of making arrangements for railway marshalling yard, coal stockpile, ash pond and other required facilities is currently underway. Pursuant to the memorandum of understanding, on 28 September 2006, Sterlite Energy entered into a power purchase agreement (“PPA”) with the Grid Corporation of Orissa Limited (“GridCo”), a nominee of the State Government of Orissa, which provides for approximately 600 MW of power to be supplied to the State Government of Orissa each year over a five-year period.

Power from the power plant to be purchased by GRIDCO will be evacuated by GRIDCO from the bus bar of the project. For the evacuation of the remaining power, Sterlite Energy has constructed a 400 KV transmission line to connect to the transmission line being developed by Power Grid Corporation India Limited near Jharsuguda. Sterlite Energy entered into an agreement to build the dedicated transmission system required for evacuating power from the power plant to the pooling units of Power Grid Corporation India Limited and to dispatch power to beneficiaries.

(ii)	Sterlite Energy – Talwandi Sabo

In July 2008, Sterlite Energy was awarded a project for the construction of a 1,980 MW coal-based thermal power plant at Talwandi Sabo in the State of Punjab in India at an estimated cost of INR 92,450 million (US$ 1,816.7 million). This project is expected to be commissioned in stages and completed in fiscal 2014. Sterlite Energy also completed the acquisition of TSPL for a purchase price of INR 3,868.4 million (US$ 86.6 million) on 1 September 2008.

In November 2009, Sterlite Energy entered into an on-shore and offshore engineering, procurement and construction contract with SEPCO for Sterlite Energy’s Talwandi Sabo thermal power project for INR 66,560 million (US$ 1,307.9 million). The contract was amended to include an additional unit of 660 MW. The revised cost of the contract was INR 87,000 million (US$ 1,709.6 million). In view of the current coal and power tariff, the expansion plan of the fourth unit has been dropped.

SEPCO’s obligations under the contract include testing and delivery of plant and equipment, system design and engineering of plant and equipment as per technical specifications, supervision of civil, structure and manufacturing work, custom clearance, port clearance, inland transportation of offshore as well as onshore plant and equipment, unloading, storage and preservation for all equipment and material required, ash disposal among others within the period specified in the contracts. The fixed contract price is payable in multiple instalments according to a fixed payment schedule. SEPCO has provided performance guarantees with respect to various parameters, for instance, net unit heat rate of 2,222.80 kwph/kcal and net unit electric output of 614 MW. If there is a delay in completion or failure to meet performance guarantees, liquidated damages may be imposed on SEPCO in accordance with the terms of the contract.

As at 31 March 2012, Sterlite Energy had spent INR 46,110 million (US$ 906.1 million) on this project. In September 2008, TSPL entered into a long-term PPA with the Punjab State Electricity Board for the sale of power from the completed power plant. This project is expected to be financed by internal sources and/or debt financing.

(iii)	Other opportunities in power

Sterlite Energy intends to participate in projects relating to the generation of coal-based thermal power and ancillary activities, including UMPPs or other projects announced by the Government of India or any State Government. An initiative of the Ministry of Power offers private developers an opportunity to establish a number of UMPPs. Private developers will be selected on the basis of competitive bidding and under the initiative will have the benefit of the assured purchase of power generated and payment security mechanisms. Nine of such UMPPs had been awarded as at 31 March 2012.

(iv)	HZL—wind power plant

HZL had wind power plants with a combined capacity of 274 MW as at 31 March 2012. The establishment of additional wind power plants with an additional 151 MW of combined capacity was announced by HZL in January 2011, of which 48 MW was commissioned in fiscal 2011 and the balance of 103 MW was commissioned in fiscal 2012.

The electricity from these wind power plants is being sold to state electricity boards in India. This project is anticipated to be funded through internal resources and benefits from the various tax incentives available under the Income Tax Act.

3.6	Oil and gas business

(a)	Overview

Cairn India is primarily engaged in the business of surveying, prospecting, drilling, exploring, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, exporting and generally dealing in minerals, oils, petroleum, gas and related by-products and other activities incidental to the foregoing. As at 31 March 2012, the Cairn India Group had the second largest gross oil and gas reserves and resources in India among private sector oil companies. As part of its business activities, Cairn India also has rights to explore and develop oil exploration blocks in the Indian sub-continent and Sri Lanka.

Average daily gross production of Cairn India has grown from approximately 69 kboepd in the year ended 31 March 2010 to approximately 149 kboepd in the year ended 31 March 2011 and approximately 173 kboepd in the year ended 31 March 2012.

Cairn India’s principal production asset is a 70 per cent. participating interest in three contiguous development areas totalling 3,111 square kilometres in the Rajasthan Block pursuant to the Rajasthan Block PSC that runs until 2020. The first phase of development, including the commissioning of the MPT, was completed on 29 August 2009 and sales of crude oil through a heated pipeline of approximately 590 kilometres for the transportation of crude oil produced at the Rajasthan Block (the “Pipeline”) commenced on 15 June 2010. As at 31 March 2012, Cairn India was producing approximately 150,000 bopd from the Rajasthan Block. The Rajasthan Block represents a significant resource base with an estimated aggregate 2P hydrocarbon initially in place of 4.2 bboe as at 31 March 2012.

The following table sets forth information relating to the assets in which the Cairn India Group has an interest and includes its percentage interest, its partner(s), each partner’s percentage interest and the operator of the relevant asset.

Block	Interest of Cairn India Group (%)(1)		Partner(s) and Interest(s) of Partner(s)(1)	Operator
Production
Block PKGM-1 (the “Ravva Block”)	22.5		ONGC (40%), Videocon (25%)(2), Ravva Oil (12.5%)(3)	Cairn India
Block CB/OS-2 (the “Cambay Basin Block”)	40	(4)	ONGC (50%), Tata (10%)(4)	Cairn India

Production and Development Rajasthan Block	70		ONGC (30%)	Cairn India

Exploration
PR-OSN-2004/1	35		ONGC (35%), Tata (30%)	Cairn India
SL 2007-01-001	100		-	CAIRN LANKA
KG-ONN-2003/1	49		ONGC (51%)	Cairn India
MB-DWN-2009/1	100		-	Cairn India
KG-OSN-2009/3	100		-	Cairn India
Non-Operated Block
KG-DWN-98/2	10		ONGC (90%)	ONGC
KK-DWN-2004/1	40		ONGC (45%), Tata (15%)	ONGC

Notes:

(1)	Interest is shown on a net participating interest basis pursuant to the relevant PSC.
(2)	Videocon was formerly a separate corporate entity called Petrocon India Limited, previously called Videocon Petroleum Limited.
(3)	Ravva Oil is a wholly-owned subsidiary of Marubeni Corporation, Japan.
(4)	Cairn India has a 40 per cent. participating interest in the Lakshmi, Gauri and CB-X development areas. The rights of CEIL elsewhere in the Cambay Basin Block have otherwise been relinquished as required by the PSC in respect of the Cambay Basin Block.

Cairn India estimates that, as at 31 March 2012, the aggregate proved and probable reserves at the Rajasthan Block, the Ravva Block and the Cambay Basin Block were 501,970 103bbl of oil and condensate and 53,210 106ft3 of gas. The Cairn India Group’s net participating interest in these reserves is 328,645 103bbl of oil and condensate and 15,164 106ft3 of gas.

(b)	Cairn India’s estimates of hydrocarbons initially in place, reserves and contingent resources in respect of blocks KG-DWN-98/2 and KG-ONN-2003/1

Cairn India uses various measures of hydrocarbons to make decisions regarding exploration priorities and investment in field developments. In the exploration phase, estimates of hydrocarbons initially in place, and the associated estimate of prospective resources are essentially speculative and subject both to a binary risk (probability of success or failure) and considerable uncertainty of volumetric magnitude. Following successful exploration and appraisal work, and as a field matures technically and commercially through development work and actual production, it becomes possible for Cairn India to make estimates, which may change over time, of the volumes of hydrocarbons or reserves that, in varying degrees of certainty or uncertainty, will ultimately be recoverable.

Cairn India relies primarily on estimates of proved plus probable (“2P”) reserves for the purposes of significant capital investment decisions. For the purposes of financial accounting under IFRS, Cairn India depletes expenditure on property, plant and equipment-development/producing assets, depletes on a unit-of-production basis, based on 2P reserves on a field-by-field basis. In certain circumstances, fields within a single development area may be combined for depletion purposes.

As a further measure of the potential commerciality of known accumulations of hydrocarbons in Cairn India’s areas, estimates of contingent resources are also used. The estimation of these resources, and the likelihood that they may in the future be reclassified as reserves, depends on Cairn India’s ability to prove commercial and technical viability of recovery within a reasonable timeframe. Cairn India employs reserves and resources definitions according to the Society of Petroleum Engineers and the World Petroleum Council International Standards which provide detailed descriptions for each category of reserves and resources.

Set forth in the table below is certain data regarding Cairn India’s estimates of gross hydrocarbons initially in place, gross and net participating interest reserves and gross contingent resources from fields within blocks KG-DWN-98/2 and KG-ONN-2003/1 as at 31 March 2012.

	Gross Proved plus Probable Hydrocarbons Initially in place (mmboe)	Gross Proved plus Probable Reserves and Resources (mmboe)	Net Participating Interest Proved plus Probable Reserves and Resources (mmboe)
KG-DWN-98/2	650	353	35
KG-ONN-2003/1	57	11	5

Total (including EOR)	707	364	40

(c)	Description of operations

(i)	Rajasthan block

The majority of the estimated hydrocarbons in place, 2P reserves and contingent resources attributable to fields in which Cairn India has an interest are contained in the Rajasthan Block. Cairn India’s primary asset is a 70 per cent. participating interest in the Development Area, which is located in a former exploration area that was originally approximately 11,000 square kilometres. On 16 January 2004, the Mangala field in the Development Area was discovered.

As at 31 March 2012, Cairn India estimates that the Mangala field had proved and probable reserves of 324,730 103bbl of oil, with Cairn India’s net participating interest in those reserves being 227,311 103bbl. Cairn India is currently producing 150,000 bopd from the Mangala field.

As at 31 March 2012, Cairn India estimates that the Bhagyam field had proved and probable reserves of 94,700 103bbl of oil, with Cairn India’s net participating interest in those reserves being 66,290 103bbl. As at 31 March 2012, Cairn India estimates that the Aishwariya field had proved and probable reserves of 27,070 103bbl of oil, with Cairn India’s net participating interest in those reserves being 18,949 103bbl. Bhagyam field, the second largest discovery in the block, commenced production in January 2012 and is currently producing approximately 25,000 bpd. Cairn India believes that the Bhagyam field has the potential to produce 40,000 bopd and the Aishwariya field another 10,000 bopd. Cairn India estimates that, due to an increase of STOIIP in the Aishwariya field, the peak rate could further increase.

As at 31 March 2012, Cairn India had made 25 discoveries in the Rajasthan Block. The fields are at different stages of understanding and evaluation and many are still subject to significant appraisal. As at 31 March 2012, Cairn India estimates that the aggregate gross 2P hydrocarbons initially in place attributable to the existing discovered fields in the Rajasthan Block accumulations were approximately 4.2 bboe. In addition, the Rajasthan Block has further exploration potential and the prospective resource base is currently estimated by Cairn India to be 31 bboe, resulting in an aggregate of 7.3 in the Rajasthan Block.

The second largest field in the Rajasthan Block, Bhagyam, started production in January 2012 and as at 31 March 2012 was producing approximately 25,000 bopd. The third largest field Aishwariya field development is underway with EPC contracts awarded. The Barmer to Salaya pipeline section (approximately 590 kilometres) has been operational since June 2010 and the capacity is being de-bottlenecked and has been augmented. The second phase of the pipeline, the Salaya to Bhogat pipeline section (80 kilometres), and the marine facility is expected to be completed in the first half of calendar year 2013. While there are increased execution challenges, the Salaya to Bhogat section of the Pipeline, including the Bhogat terminal and marine facility are expected to be completed in the first half of 2013.

The Rajasthan Block comprises three contiguous development areas as follows:

•	Mangala, Aishwariya, Raageshwari and Saraswati fields;

•	Bhagyam and Shakti fields; and

•	Kameswari West fields.

Currently, the Bhagyam, Shakti, Aishwariya, Saraswati and Raageshwari oil fields are all under active development planning. The Mangala, Bhagyam and Aishwariya fields (collectively, the “MBA Fields”) are the largest in the Rajasthan Block. The Mangala field was the first to be developed and commenced production of commercial crude oil in August 2009. The Bhagyam field commenced production in January 2012 and the Aishwariya field is expected to commence production in the second half of calendar year 2012. Cairn India is the operator in each of the MBA Fields.

The first phase of the EOR pilot consisting of four injectors, one producer and three logging observation wells has been drilled, completed and hooked up to the facilities. The initial production phase using only water injection which commenced in December 2010, was completed in July 2011. The polymer injection phase has been progressing since August 2011. Preparations continue for the injection of alkali surfactant polymer, the next phase of the pilot.

The results of the pilot have clearly demonstrated that the application of the polymer in the Mangala field will result in an increase in the overall recovery from the field as per earlier expectations. Based on the encouraging results from the polymer pilot, the board of directors of Cairn India has approved the submission of an FDP to the JV for a full field implementation of the polymer in the field shortly. Accordingly, 70 mmboe, being a major part of the expected incremental recovery from polymer injection, has been booked under 2P category.

In addition, Cairn India has completed the first phase of the MPT, a centralised hub facility to handle crude oil production from, among other things, the MBA Fields. The MPT is designed to process crude from the Rajasthan fields and will have a capacity to handle more than 175,000 bopd with scope for further expansion. Work for the commissioning of additional production facilities at the MPT was completed during the fourth quarter of fiscal 2012.

The other fields in the Rajasthan Block comprise smaller or low permeability fields and reservoirs requiring further evaluation.

Cairn India is working in partnership with its joint venture partner, the Government of India, acting through ONGC, and the Government of Rajasthan in the Rajasthan Block. Under the Rajasthan Block PSC, the Government of India is obliged to purchase the crude oil produced from the Rajasthan Block. However, the Government of India has granted permission to Cairn India to sell the crude oil produced to private refineries and, as at 31 March 2012, Cairn India was selling the crude oil to both private refineries and the Indian Oil Corporation Limited (“IOC”). As at 31 March 2012, commercial sales arrangements were in place for more than 175,000 bopd with PSUs and private refineries. Any additional sales to PSUs, refineries, Special Economic Zone refineries and overseas are subject to approval from the Government of India.

The Rajasthan Block PSC was signed in May 1995 between the Government of India and a consortium consisting of ONGC and SIPD. Cairn India acquired its interest in the Rajasthan Block PSC in three stages, eventually acquiring a 100 per cent. beneficial interest in the assets and liabilities as at May 2002 and acquiring legal title to this 100 per cent. interest on 20 June 2003. Under the Rajasthan Block PSC, the Government of India, acting through ONGC, had an option to acquire a participating interest of 30 per cent. in any development area containing a commercial discovery. The Government of India exercised this right in all three development areas, specifically, the Mangala development area in 2005, the Bhagyam and Shakti development areas in 2007 and the Kameswari development area in 2009, in each case acting through ONGC and acquiring a 30 per cent. participating interest.

Cairn India’s principal focus is the development of the discoveries in the northern part of the Rajasthan Block, namely the MBA Fields for which FDPs have been approved. The first phase of the development of the Rajasthan Block, including the development of the Mangala field, the commissioning of the MPT and the Pipeline is complete and commercial production from the Mangala field commenced in August 2009. The approved rates for the MBA Fields provide for a plateau production rate for Mangala, Bhagyam and Aishwariya of 150,000 bopd, 40,000 bopd and 10,000 bopd, respectively, with the aggregate plateau production rate at 200,000 bopd.

The gross development capital expenditure for the Rajasthan Block was approximately US$ 4 billion, comprising US$ 1 billion for the construction of the Pipeline and approximately US$ 3 billion for the development of upstream facilities, of which an aggregate of approximately US$ 3.4 billion was spent as at 31 March 2012. The development to date includes the construction of the MPT which is designed to process crude from the Rajasthan fields and will have a capacity to handle more than 175,000 bopd with scope for further expansion, the Pipeline and export system, the sub-surface saline water supply, the gas and power generation system and the development wells.

The Barmer Basin is a NNW-SSE oriented rift basin with normal fault growth having occurred mainly during the Palaeocene-Eocene age. The rift basin was developed in a terrain consisting of Pre-Cambrian granitic and metamorphic rocks, Mesozoic sediments (including significant sandstone formations) and Deccan Trap volcanics and volcaniclastics. The Barmer Basin exhibits a marked deepening from north to south along its axis, accompanied by changes in the structural configuration.

The basin has been informally subdivided into the Northern Fields and Southern Fields at an approximate line of latitude immediately north of the Saraswati field. The Northern Fields are in general relatively simple large-scale tilted fault blocks, with a series of stacked fluvial sandstones of the Fatehgarh group as the principal reservoir rocks. The Southern Fields consist of two principal plays, namely, a shallow crude oil accumulation in fields such as the Saraswati, Guda and Raageshwari oil fields and a deeper gas accumulation beneath these fields, such as in the Raageshwari deep gas field.

The crude oil in the majority of fields in the Rajasthan Block is characterised by its high pour point and its propensity to solidify at certain temperatures. Accordingly, the crude oil needs to be kept hot during processing and transportation and even under reservoir conditions where water injection is employed as a recovery method, the water needs to be heated to ensure that the temperature of the crude oil in the reservoir does not fall below the pour point.

(ii)	MBA Fields

The MBA Fields’ STOIIP is in excess of 2.0 billion bbls. The current approved rate from the MBA Fields is 200,000 bopd (comprising 150,000 bopd from the Mangala field, 40,000 bopd from the Bhagyam field and 10,000 bopd from the Aishwariya field). Cairn India believes that the resource base in the Rajasthan Block will enable Cairn India to produce 300,000 bopd, subject to receipt of regulatory and joint venture partner approvals and additional investments. As at 31 March 2012, the Mangala field contained nearly 1.3 billion bbls of STOIIP in the Fatehgarh formation, with 439 mmbbls recoverable through water flood. Development drilling on the field commenced in January 2009, and 148 wells from 18 pads had been drilled as at 31 March 2012, with a combination of horizontal wells with screens, deviated producers and mono-bore water injectors. Results from these wells have confirmed the geological and reservoir understanding of the field and the STOIIP estimates. Performance of the horizontal wells has been better than expected, with an average production rate greater than 11,500 bopd.

(iii)	Northern Fields

(A)	Mangala field

The Mangala field, which was discovered in 2004, is the largest field in the Barmer Basin in the State of Rajasthan. As at 31 March 2012, Cairn India estimates that the Mangala field had proved and probable reserves of 324,730 103bbl of oil, with the Cairn India Group’s net participating interest in those reserves being 227,311 103bbl. In addition, Cairn India estimates that, as at 31 March 2011, the Mangala field had possible reserves of 47,900 103bbl of oil.

The main reservoir unit in the Mangala field is of the late Palaeocene Age Fatehgarh group which is also common to the other Northern Fields. The Fatehgarh sequence consists of stacked reservoir units of interbedded sands and shales. The Fatehgarh sandstones exhibit world-class reservoir characteristics, with porosities ranging from 21 per cent. to 26 per cent. and in situ permeability of 0.2 to 20 Darcies. The structure is a simple tilted fault block, bounded to the west and north by first and second order faults, respectively, with the field structure dipping at around nine degrees toward the south-east. The depth of the crest of the structure is only 600 metres below sea level, with crude oil-water contact at 960 metres below sea level. Ground elevations are in the order of 200 metres above mean sea level. The Fatehgarh crude oil column covers an area in excess of 13 square kilometres.

The Mangala field’s crude oil is waxy and sweet, having a low sulphur content averaging 27.3 degrees API and a relatively high pour point of 40 degrees Celsius to 45 degrees Celsius. The reservoir is normally pressured and hot water flooding is typically implemented to maintain reservoir pressure and efficiently sweep the oil.

The Mangala FDP recommends the drilling of wells from the well pads that will significantly reduce the overall footprint and environmental impact. Consequently, all wells are deviated to some extent. A total of 18 well pads have been drilled and production wells will be required to be lifted by pump when water breakthrough occurs. Cairn India intends to use hot water circulation as the artificial lift method.

The Mangala FDP envisages drilling 162 development wells, out of which 11 are horizontal producers. A total of 148 Mangala development wells have been drilled and completed; of these, currently 96 wells are producing and 33 injector wells are injecting water into the reservoirs. The other wells will be brought on stream in a staged manner. The commercial production in the Mangala field commenced with the initial production of approximately 6,000 bopd and, from July 2010, at the approved then peak rate of 125,000 bopd which has since increased to 150,000 bopd as at April 2012.

Set out below is the gross production of crude oil from the Mangala field and Cairn India’s net participating interest with regard to such production for the periods indicated.

	Year ended 31 December
	2009		2010		2011
	Gross	Net	Gross	Net	Gross	Net
	(mmbbls)
Mangala field	1.6	1.2	27.8	20.4	45.0	31.5

(B)	Bhagyam field

The Bhagyam field is the second largest discovery in the Rajasthan Block, after the Mangala field. As at 31 March 2011, Cairn India estimates that the Bhagyam field has proved and probable reserves of 94,700 103bbl of oil, with Cairn India’s net participating interest in those reserves being 66,290 103bbl. In addition, Cairn India estimates that, as at 31 March 2012, the Bhagyam field had possible reserves of 16,600 103bbl of oil.

The Fatehgarh group reservoir at Bhagyam is of high quality, with slightly higher permeability than in the Mangala field. Bhagyam crude oil is waxy and sweet and of medium gravity averaging 26 degrees API and has a pour point of 39 degrees Celsius to 45 degrees Celsius which is similar to the pour point of the crude oil from the Mangala field.

Further, there is slightly more variation in crude oil type with depth at the Bhagyam field than in the other Northern Fields with a variation from 21 degrees API close to the crude oil water contact and up to 33 degrees API at the crest. Moreover, the Bhagyam field has a very small gas cap in the Fatehgarh group accounting for approximately 1.5 per cent. of the total reservoir pore volume.

Crude oil production from Bhagyam commenced in January 2012 and is currently producing approximately 25,000 bopd. It is expected to gradually ramp up to its currently approved plateau rate of 40,000 bopd. At Bhagyam a total of 62 development wells have been drilled to date with 21 producers and 4 injectors. A further 12 producer wells have yet to be drilled. Crude oil is transported via the Bhagyam trunk line to MPT for processing and export through the heated pipeline.

The Bhagyam FDP was approved in 2008 with the plateau oil production rate of 40,000 bopd. The crude oil from the Bhagyam field is processed at the MPT.

(C)	Aishwariya field

The Aishwariya field is located in the northern Barmer Basin in the State of Rajasthan, immediately south of the Mangala field, and was discovered in March 2004. As at 31 March 2012, Cairn India estimates that the Aishwariya field had proved and probable reserves of 27,070 103bbl of oil, with the Cairn India Group’s net participating interest in those reserves being 18,949 103bbl. In addition, Cairn India estimates that, as at 31 March 2012, the Aishwariya field had possible reserves of 800 103bbl of oil.

The basin is a tertiary rift, consisting predominantly of Palaeocene-Eocene sediments. The main reservoir unit in Aishwariya is of the Fatehgarh group, consisting of stacked reservoir units of interbedded sands and shales. The reservoir characteristics of the Fatehgarh sands vary from moderate to excellent with porosities ranging from 12 per cent. to 26 per cent. and in-situ permeabilities ranging from 10 milli-Darcies to over 20 Darcies. The Aishwariya structure is a simple tilted fault block, dipping at around 12 degrees to the east.

The Aishwariya field’s crude oil is waxy and sweet, having a low sulphur content with an API gravity ranging from 27 degrees to 32 degrees API. As with the Mangala field, the crude oil has a relatively high pour point of 40 degrees Celsius to 45 degrees Celsius. The reservoir is normally pressured and hot water flooding is typically implemented to maintain reservoir pressure and efficiently sweep the oil. Similar to the Mangala field, when water breakthrough occurs, artificial lift techniques will need to be applied in the production wells. Cairn India intends to use hot water circulation as the artificial lift method.

The Aishwariya FDP recommends a drilling programme of up to 51 development wells to recover the reserves using the water flood method. The Aishwariya FDP also indicates an approved gross plateau rate of 10,000 bopd. Based on the increase in reserves since the Aishwariya FDP was submitted, Cairn India anticipates a plateau production rate of 20,000 bopd. The oil produced from the Aishwariya field will be processed at the MPT. Crude oil production is expected to commence toward the end of calendar year 2012, subject to ONGC and Government of India approval. Key contracts including the main EPC have been awarded following receipt of JV approval in December 2011. The contractor has now been mobilised on site.

(D)	Raageshwari deep gas field

The Raageshwari deep gas field is designed to supply gas to meet the energy requirements at the MPT and the Pipeline. As at 31 March 2012, 27 new wells were drilled and completed in addition to the existing 3 gas producing wells. As at 31 March 2012, hydraulic fracturing operations had also been completed in 7 new development wells with 4 to 5 zones fractured in each well. These fracturing operations have been successful in increasing the flow rate with wells having flow rates of up to 20 mmscfd, which is five times the rates previously achieved from this reservoir.

The Raageshwari FDP is in respect of approximately 35 wells in total with gas processing at the Raageshwari Gas Terminal. The processed gas is transported to the MPT through the Pipeline for captive consumption.

(iv)	Southern fields

(A)	Raageshwari field

The Raageshwari crude oil field is located at the northern end of the Central Basin High within the Barmer Basin and was discovered in 2003.

A 3D seismic survey over this area of the Rajasthan Block has identified that the Raageshwari crude oil field is separated into various fault blocks which are likely to require individual drain points to develop the field’s reserves.

The shallow Thumbli sandstone reservoir is the primary reservoir in the field. The Thumbli section is a relatively low permeability sandstone formation of laminated sands and shales. The typical porosity ranges from 20 per cent. to 35 per cent., with permeability varying from 10 milli-Darcies to 250 milli-Darcies.

The Raageshwari field also has a gas cap which will provide natural pressure support when the field is under production, but Cairn India intends to retain the gas cap for later recovery once crude oil production has begun.

The crude oil from the Raageshwari field has a typical crude oil gravity of 35 degrees API, a high wax content and a relatively high pour point though not as high as the crude oil found in the Northern fields.

The approved FDP for the Raageshwari crude oil field will utilise 13 wells (11 new and two existing wells) in the first phase and two drilling campaigns. The first phase of development drilling has been completed and oil production from the Raageshwari oil field started in the fourth quarter of fiscal 2012.

The approved FDP focuses on the use of the minimum facilities to provide separation, metering, and flow lines with the associated infrastructure and utilities. Crude oil, water and associated gas from the well heads is processed through production and separation units at the MPT in the MBA Fields. In the Raageshwari and Saraswati fields, oil will be processed through separators at well pads.

As at 31 March 2012, Cairn India estimates that the Raageshwari shallow gas field had proved and probable reserves of 3,650 103bbl of oil, with Cairn India’s net participating interest in those reserves being 555 103bbl. In addition, Cairn India estimates that, as at 31 March 2012, the Raageshwari shallow gas fields had possible reserves of 1,500 103bbl of oil.

(B)	Saraswati field

The Saraswati field was discovered by Cairn India in 2001. There are two reservoir types in this field, the Fatehgarh Group Sandstone Reservoir and the Higher Barmer Hill Formation sandstones. The Fatehgarh formation at this location is approximately 65 kilometres south of the Mangala field, at a deeper depth and lower quality as compared to the Northern Fields with porosity of 15 per cent. to 20 per cent. and permeability of between 50 milli-Darcies to 100 milli-Darcies. The Barmer Hill formation is tight but there is strong evidence of a fracture system at Saraswati which would increase its production potential, unlike in the Northern Fields.

The Saraswati field’s crude oil is light and sweet, with a low sulphur content, and has a typical crude oil gravity of 40 degrees API. Similar to crude oil from the other fields in the Rajasthan Block, it has a high wax content, but its pour point is lower, at 30 degrees Celsius. As at 31 March 2012, Cairn India estimates that the Saraswati field had proved and probable reserves of 1,280 103bbl, with the Cairn India Group’s net participating interest in those reserves being 1,896 103bbl.

The approved FDP incorporates 2 existing wells and these wells will produce from standalone surface locations. As at 31 March 2012, 4 new development wells had been drilled as part of the first phase. One additional well as part of the second phase will be drilled later. Additional wells will be drilled if required for optimal recovery. The Saraswati field commenced production in May 2011 and is currently producing at a rate of 250 bopd. This oil is being processed at the MPT and is being co-mingled with the Mangala oil sold through the pipeline.

The chosen development concept focuses on facilities to provide separation, metering and flow lines with the associated utilities and infrastructure. Crude oil, water and associated gas will be processed through production and separation units on each of the planned pads.

Set out below is the gross production of crude oil from Saraswati field and Cairn India’s net participating interest with regard to such production for the periods indicated.

	For the year ended 31 December
	2009		2010		2011
	Gross	Net	Gross	Net	Gross	Net
	(mmbbls)
Saraswato field	—	—	—	—	0.05	-0.035

(v)	Barmer Hill and other fields

In addition to the MBA, Raageshwari and Saraswati fields, Cairn India has discovered 20 other fields (including the Barmer Hill formation). From the development drilling results and further evaluation of the Barmer Hill formation overlying the Mangala and Aishwariya Fatehgarh Formation reservoirs, Cairn India has identified increased potential in the basin. Fields in other parts of the world with characteristics similar to the Barmer Hill are being developed and have demonstrated recovery factors of 7 per cent. to 20 per cent.

Since the Barmer Hill reservoir is less permeable than the main Fatehgarh formation reservoir, fracturing of horizontal wells is being planned to optimise the well count and deliver high online production rates. A pilot hydraulic fracturing programme to test the potential of the Barmer Hill formation is planned, subject to Government of India approval. The pilot programme will allow evaluation of the appropriate cost-effective technology for a fully optimised development of this low permeability oil resource base. A declaration of commerciality for Barmer Hill was submitted to the Government of India in March 2010 and a FDP is under preparation. A staged development is being planned to monetise the tight Barmer Hill reservoir.

A FDP covering fields in the Kameswari West development area has also been submitted to the Government of India.

(vi)	Crude oil sales

As at 31 March 2012, sales arrangements for more than 175,000 bopd for fiscal 2013 were in place with PSUs and private refineries. Any additional sales to PSUs, private refineries, Special Economic Zone refineries and overseas are subject to approval from the Government of India and discussions continue with the Government of India for further nominations.

Rajasthan crude is well established in the market generating higher demand for itself and thereby increased value for its stakeholders. In accordance with the Rajasthan Block PSC, the crude is benchmarked to Bonny Light, comparable low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The implied crude price realisation for the average of twelve months to March 2012 represents a lower discount than the stated guidance of 10-15 per cent. discount to Brent, due to the prevailing global macro-economic conditions.

The crude oil is supplied to the domestic PSUs and the private refineries through the Pipeline. The first phase of the Pipeline from MPT to Salaya is operational and it transports crude oil to the refineries. Once the second phase (the section from Salaya to Bhogat and the marine facility) is ready, Cairn India will have access to approximately 75 per cent. of India’s refining capacity including the coastal refineries.

(d)	Further potential: exploration upside

Cairn India believes there remains an untested prospective resource potential to pursue in the Barmer Basin of the Rajasthan Block.

Over the last two to three years, a full re-evaluation of the Barmer Basin had been undertaken. All 170 exploration and appraisal wells were re-examined, new studies were started and more than 2,700 square kilometres of 3D seismic data was re-processed and re-interpreted. Cairn India has also acquired over 2.2 kilometres of core samples to help gain a better understanding of the geographical and reservoir models. As a result of these studies, Cairn India’s estimate of its 2P reserves and resources in the Rajasthan Block has increased to 530 mmboe of exploration upside, equivalent to a most likely in place resource of 3.1 bboe. Discovering and developing these resources, subject to approval from ONGC and the Government of India, is important in realising the full production potential of the Rajasthan Block. Cairn India drilled two exploration wells in the fourth quarter of fiscal 2010. Both wells found hydrocarbons in the Thumbli reservoir, extending the Shaheed Tukaram Ombale (Raageshwari East-1z) discovery made in 2008. The last two exploration wells drilled in the Rajasthan Block, namely, the Tukaram-2 which found six metres of economically producible oil and six metres of economically producible gas, and the Tukaram SE-1 which found 11 metres of economically producible oil. In addition, 2.5 metres of economically producible oil was found in a Dharvi Dungar reservoir and the deeper well Tukaram-2 also found 15 metres of economically producible gas in Fatehgarh, extending the Raageshwari deep gas resource base. Technical evaluation work is ongoing to assess existing and new plays in the basin to generate further prospects in Rajasthan Block.

(e)	Northern Fields development

The Mangala field was the first of the Northern Fields to be developed. Cairn India commenced commercial production of this field in August 2009 and for Bhagyam in January 2012. The Aishwariya field is expected to commence production toward the end of 2012. The development of the Northern Fields is being managed under a gated system of project control, which monitors and verifies project progress through each of the pre-development, development and post-development phases.

(i)	Mangala base development facilities

Surface facilities are designed to process the viscous, high pour point, waxy crude oil with a range of associated watercuts to the oil export quality specifications. The MPT is envisaged as the central hub for the Bhagyam and Aishwariya fields. The water required for reservoir pressure maintenance, makeup water for steam generation, power water circulation and plant utility will be drawn from the Thumbli water field. Due to very high energy demand, the plant will consume all associated gas produced and will also require gas as fuel from the Raageshwari deep gas field. The export oil will be pumped into the Mangala pipeline.

(ii)	Mangala processing terminal (MPT)

The MPT has been designed as a centralised hub facility to handle crude oil production from the fields in the Rajasthan Block that have been discovered by Cairn India. While the initial phase of development of the MPT facility was focused on processing trains, with the higher basin potential currently envisaged Cairn India is now focusing on an overall integrated production facility concept in line with the basin potential. Cairn India continues to invest in the integrated capacity of the MPT as such, since it is the central hub for all fluid handling. The MPT will have a capacity to handle more than 175,000 bopd with scope for further expansion. Work for the commissioning of additional production facilities at the MPT was completed during the fourth quarter of fiscal 2012.

The MPT uses boilers to produce steam, which drives the turbines to generate power. A closed loop system of steam condensate recovery helps to meet the feed water requirement of boilers and the heating requirement of various process units and also the power fluid for injection into the oil wells. This closed loop system has resulted in efficient power management and, in turn, has resulted in lower emissions.

Saline water from the Thumbli aquifer, approximately 20 kilometres from the MPT, is transported through a 20 inch pipeline. Some of this water is desalinated to:

•	feed the five boilers at the MPT to generate steam for heating, drive the turbines to generate electricity as well as to aid water flooding of the oil reservoirs, and

•	supply portable water and other water needs at the MPT.

The remaining saline water is injected into the oil reservoirs.

Gas is required to fire the boilers to generate steam, which in turn generates the power to heat the waxy crude at an average of 65 degrees Celsius along the Pipeline. The gas comes from the Raageshwari deep gas field located approximately 90 kilometres away from the MPT. The Raageshwari Gas Terminal, with four gas well pads and 35 wells, is designed to produce dry gas of over 30 mmscfd. The dry gas is transported through a 12 inch gas pipeline to the MPT and the gas liquids, or condensate, are transported by a separate four inch pipeline.

Reliability of fuel supply for power generation and heating for the Northern Field facilities is critical. The facilities at the Mangala field will be fuelled by using associated gas from the Mangala field itself, supplemented with gas from the Raageshwari deep gas field located approximately 80 kilometres from the site designated for the central power plant as and when required. The gas from the Raageshwari deep gas field will be transported through the Pipeline to the MPT. Cairn India expects that the Raageshwari deep gas field will initially be the fuel source for the facilities at the Mangala field and will also serve as a supplemental or back-up fuel source for the associated gas from the Mangala field itself during the early phase of production and eventually become the primary fuel source for the facilities at the Mangala field as the amount of associated gas diminishes.

The infrastructure currently in place in the Mangala field comprises:

•	internal and external communication systems;

•	interconnecting roads between facilities and well pads within the Mangala field, the source water wells field and the Raageshwari deep gas field;

•	buildings for processing equipment and key infrastructure such as control rooms, office and administrative buildings, warehousing, support services, workshops, a laboratory, a communications centre, a fire station and an ambulance building;

•	residential accommodation facilities for field and visiting personnel; and

•	a power transmission network.

(f)	Enhanced oil recovery (EOR)

EOR techniques are methods of increasing recovery from oil fields. Historically, EOR has been considered as a tertiary recovery method to be applied at the later stage of field life following primary and secondary recovery from the reservoir.

Cairn India recognised the potential for EOR at an early stage of development in the MBA Fields. The reservoir quality, oil properties and ambient temperature make these fields ideal for the application of chemical flooding EOR methods such as polymer or alkali surfactant polymer flooding. The early application of such chemical flooding is designed to extend crude oil production plateau periods, reduce water production, mitigate future decline rates and potentially accelerate crude oil production. With the viscosity of oil being higher than that of water, the injected water is not able to displace the oil very efficiently, resulting in some bypassed oil under a conventional water flooding scheme.

By adding chemicals such as polymers, the injected water attains a viscosity close to that of the oil, which improves the displacement and overall sweep. In addition, the use of alkali and surfactants along with polymer further increases recovery, as these chemicals act like soap and wash off more oil from the reservoir pore spaces.

Studies conducted by two independent laboratories showed favourable trial results of 30 per cent. to 40 per cent. incremental recovery from the application of EOR in the reservoir core-floods. Detailed field scale modelling and simulation studies carried out incorporating the findings of the laboratory evaluation indicate incremental recoveries of 15 per cent. from the MBA Fields by the application of alkali surfactant polymer flooding.

Cairn India is currently conducting an EOR field pilot in the Mangala field. The first phase of the EOR pilot consisting of four injectors, one producer and three logging observation wells has been drilled, completed and hooked up to the facilities. The inter-well interference test confirmed the expected reservoir quality and good reservoir connectivity in the pilot area. The initial production phase using only water injection, which commenced in December 2010, was completed in July 2011. The polymer injection phase has been progressing since August 2011. Preparations continue for the injection of alkali surfactant polymer, the next phase of the pilot.

The results of the pilot have clearly demonstrated that the application of the polymer in the Mangala field will result in an increase in the overall recovery from the field as per earlier expectations. Based on the encouraging results from the polymer pilot, the board of directors of Cairn India has approved the submission of an FDP to the JV for a full field implementation of the polymer in the field shortly. Accordingly, 70 mmboe from the estimated 308 mmboe, being a major part of the expected incremental recovery from polymer injection, has been booked under 2P category.

Cairn India is a member of a joint industry project on chemical EOR. This project is supported by approximately 30 exploration and production and service companies across the world which sponsors research in chemical EOR. This initiative will provide Cairn India with access to the results of the latest technology and research carried out by the industry.

(g)	Rajasthan Block PSC

The Rajasthan Block PSC establishes a management committee for the Rajasthan Block which consists of four members, two of whom are nominated by and represent the Government of India and the licensee, ONGC, taken together, and two of whom are nominated by and represent Cairn India. The management committee must unanimously approve annual work programmes, budgets, proposals for the declaration of a discovery as commercial, FDPs, and the delineation of or additions to a development area, while all other matters only require a majority vote.

The Rajasthan Block PSC is currently valid until May 2020. Under the PSC, there is a five year extension right, subject to mutual agreement among the parties, and the potential for a further extension period linked to the expected production life of the field that is also subject to mutual agreement among the parties.

Each eligible unit in the Rajasthan Block will benefit from a tax holiday of seven years from fiscal 2010 during which commercial production commenced in the Rajasthan Block. However, during the seven year tax holiday, minimum alternate tax rules will also apply resulting in a tax of accounting profits in accordance with the generally accepted accounting principles as used in IGAAP as well as under IFRS. Any minimum alternate tax paid can be carried forward (at current rates) for a total period of ten years from the year of credit and used to reduce corporate tax paid. The minimum alternate tax rate for fiscal 2012 is 18.5 per cent. with a surcharge of 2 per cent. and an educational cess of 3 per cent.

Under the Rajasthan Block PSC, until such time as India attains self-sufficiency in its crude oil supply, Cairn India is required to sell to the Government of India, or its nominee, all of Cairn India’s entitlement to crude oil and condensate extracted from the Rajasthan Block in order to assist in satisfying domestic Indian crude oil demand. The Government of India is entitled to appoint a nominee to purchase all of the contractor’s entitlement of the crude oil and condensate produced from the Rajasthan Block. However, the Government of India has allowed marketing freedom to Cairn India under the PSC to sell remaining quantities, over and above those allocated to the Government’s nominees, to other domestic private refineries.

Under the Rajasthan Block PSC, all sales are to be valued at a weighted average FOB selling price per barrel of a basket of international crude oils quoted in Platts, a leading provider of energy information, to be agreed by all parties. For any delivery period in which sales take place, the price will be set at an average price per barrel determined by calculating the average for such delivery period of the mean of the high and low FOB prices of the basket for each day adjusted for differences in quality, delivery time, quantity, payment terms and other contract terms to the extent known. In agreeing to an appropriate basket, the parties shall attempt, so far as is reasonably practicable, to choose a mixture and weighting of crude oils which would produce a quality similar to the quality of crude oil expected to be produced from that development area, and to agree what quality adjustment (if any) to the basket price is appropriate. In determining the quality of crude oil, account is to be taken of all relevant characteristics including gravity, sulphur and metal content, pour point and product yield.

The crude oil produced at the Rajasthan Block is sold at a discount to Bonny Light, an international benchmark crude oil as published in Platt’s Crude Oil Market Wire on a daily basis. In the event that there is a dispute between the parties to the Rajasthan Block PSC as to the basis of, or mechanism for, the calculation of the crude oil price, then any party may refer the matter to a sole expert who is to be an independent and impartial person of international standing with relevant qualifications and experience. Under the provisions of the Rajasthan Block PSC, the decision of the sole expert is final and binding on the parties.

(h)	Ravva Block—Krishna-Godavari Basin-Ravva field

Cairn India is the operator of the Ravva Block pursuant to a PSC for the exploration, development and production of the Ravva oil and gas field entered into on 28 October 1994 between ONGC, Videocon, CEIL and Ravva Oil (the “Ravva PSC”).

Cairn India’s operations in the Ravva Block are centred around the Ravva oil and gas field in the Krishna-Godavari Basin. Developed in partnership with ONGC, Videocon and Ravva Oil, Cairn India became the operator in 1996 working under the Ravva PSC that runs until 2019. Crude oil and natural gas production from the Ravva Block commenced in 1993 and as at 31 March 2012, the Ravva field had produced more than 245 mmboe of crude oil and 300 bcf of gas since commencement of production, more than double the initial expectations.

The Ravva field lies in the Krishna-Godavari Basin which is located offshore of the state of Andhra Pradesh in eastern India in water depths of between approximately zero and 80 metres bathymetry. ONGC discovered the Ravva field in 1987 and production commenced in 1993. CEIL was designated as the operator under the Ravva PSC. In 1996, Cairn Energy plc (“Cairn Energy”) acquired CEIL, including its interest in the Ravva field, and Cairn India became the operator.

Cairn India holds a 22.5 per cent. participating interest in the Ravva JV, with the remaining interests currently held by ONGC (40 per cent.), Videocon (25 per cent.) and Ravva Oil (12.5 per cent.).

(i)	Production from the Ravva field

For the year ending 31 March 2012, average oil production levels at the Ravva field were at the rate of 27,165 bopd. The Ravva field has been in production for over 15 years and is thus considered to be a mature field at a stage of decline. The field produced at a plateau rate in excess of 50,000 bopd for over nine years and is expected to achieve an estimated ultimate recovery of approximately 60 per cent. The Ravva JV has completed an ocean bottom cable 4D seismic data acquisition campaign to identify by-passed oil zones within the field through three infill producers and thereby attempt to arrest the decline of production from the field.

As at 31 March 2012, the Ravva field had produced more than 295 mmboe since the commencement of production, including 245 mmbbls of 36 degrees API crude oil. For the year ended 31 March 2012, the Ravva field’s gross production rate was 365,379 boepd, of which Cairn India’s net participating interest was 8,185 boepd.

The Ravva JV operates eight unmanned offshore platforms and additional sub-sea pipelines to transfer crude oil and natural gas from offshore and to inject water to the Ravva field to maintain reservoir pressure and to sweep for oil. Cairn India believes that the reservoir management strategy of water flooding utilised for the Ravva field has resulted in the high recovery factor experienced for the field of approximately 43 per cent. of OIIP.

A 225 acre onshore processing facility at Surasaniyanam (the “Ravva Onshore Terminal”) owned by the Ravva JV, processes natural gas and crude oil from the Ravva field. The Ravva Onshore Terminal received ISO 14001 certification, an international standard for environmental management systems, in 2005 and has the capacity to handle 70,000 bopd, 95 mmscfd of natural gas and 111,000 bopd of injection water. The Ravva Onshore Terminal also has the capacity to store one mmbbls of crude oil onshore.

The processing facilities at the Ravva Onshore Terminal include three stage separator trains, storage tanks, gas and effluent treatment plants as well as a 10 MW CPP.

(ii)	Crude oil production

The Ravva main oil reservoir is of Mid-Miocene age at depths of between 1.5 kilometres and 1.8 kilometres. The average gross production from the Ravva field for the year ended 31 March 2012 was 36,379 boepd.

Set out below is the gross production of crude oil from the Ravva field and Cairn India’s net participating interest with regard to such production for the periods indicated.

	For the year ended 31 December
	2009		2010		2010		2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Ravva field	15.37	3.46	12.73	2.86	10.71	2.41	9.8	2.22

(iii)	Crude oil sales

Pursuant to the Ravva PSC, CEIL, for itself and on behalf of the Ravva JV, is required to sell to the Government of India all the crude oil produced from the Ravva field during each year at a price and under delivery terms determined in accordance with the terms of the Ravva PSC.

The price of the crude oil produced at the Ravva field is benchmarked to the average of Tapis, a benchmark crude in Malaysia, and Minas, a benchmark crude in Indonesia, less US$ 0.60 per barrel without any gross product worth adjustments. The Government of India has nominated to IOC (Bongaigaon Refinery) and Hindustan Petroleum Corporation Limited to purchase Cairn India’s entitlement to crude oil extracted from the Ravva field.

(iv)	Tolling arrangement

The Ravva JV has been providing tolling services to ONGC to allow it to transport the crude oil and condensate produced from its own onshore fields through the Ravva JV facilities since December 1998. In the year ended 31 March 2012, 1,957,597 bbls of this crude oil and condensate were transported through the Ravva JV facilities.

Crude oil from the offshore platforms of the Ravva field is brought to the Ravva Onshore Terminal through five pipelines. After removing the associated natural gas in the three onshore separators, the crude oil is stored at the Ravva Onshore Terminal before being transferred to buyers through an offshore single point mooring buoy. The Ravva Onshore Terminal has the capability to store up to one mmbbls of crude oil onshore allowing for flexibility in the event that offshore loading is hindered by bad weather conditions.

(v)	Natural gas production

As at 31 March 2012, the main field at Ravva was producing 55 mmscfd of natural gas, of which 46 per cent. is associated natural gas (that is, natural gas produced with crude oil from the same reservoir). Non-associated natural gas in the Ravva field is produced mainly from a satellite field of Late-Miocene age natural gas reserves found at depths of between approximately 800 metres and 1.1 kilometres. The satellite field was discovered during exploration drilling undertaken in 1997 and 1998 and production from the field commenced in September 2001.

Set out below are the gross sales volumes of natural gas from the Ravva field and Cairn India’s net participating interest with regard to such production for the periods indicated.

	For the year ended 31 December
	2009		2010		2011
	Gross	Net	Gross	Net	Gross	Net
	(bcf)
Ravva main field	11.20	2.52	9.76	2.23	8.17	1.84
Ravva satellite field	7.06	1.59	9.00	2.03	11.66	2.62

Total	18.26	4.11	18.76	4.23	19.83	4.46

(vi)	Natural gas sales

The Ravva JV has entered into gas sale contracts (“GSCs”) with Gail (India) Limited relating to the Ravva main field. The first contract, signed on 27 June 1997, relates to production from the Ravva main field. The second contract, signed on 9 April 2001, relates to the Ravva satellite field. Both GSCs are essentially life of field depletion contracts (though each contract has an expiration date of 28 October 2019 and the GSC for the satellite field provides for the total sales quantities in the GSC).

(vii)	Exploration activity

While the Ravva field has been producing crude oil and natural gas for over a decade, Cairn India believes that there are considerable exploration and development opportunities remaining. Interpretation and mapping in the Ravva field from the Late-Oligocene to the Pliocene-Pleistocene age has permitted Cairn India to identify exploration prospects in the current producing areas. A comprehensive inventory has been collated, based upon the analysis of block-wide 3D seismic data and from various wells in and around the Ravva field.

4D seismic studies have been conducted to help discover remaining oil that has been un-drained by the current recovery scheme or new prospects in the Ravva Block. The potential benefits of the 4D studies include identifying by-passed hydrocarbons, optimising reservoir management, enhancing exploration evaluation through multi-component data and better imaging. Cairn India is deploying this new technology to try to slow down the decline rate of crude oil in the Ravva field.

An exploration well (RX-9) spudded in June 2006 has now been plugged and abandoned after a test confirmed low volumes of gas and a negligible quantity of high viscous oil.

Cairn India and its joint venture partners are focussed on identifying bypassed oil zones in the reservoir, slowing down the production decline rate and evaluating the scope of further potential in the deeper zones.

Infill drilling of five wells, including one horizontal well, has been completed. Workover activities at the Ravva field to augment oil production and water injection are also in progress. The purpose of the infill campaign is to help slow production decline, add incremental reserves and increase the water injection capacity in the field.

As at 31 March 2012, Cairn India estimates that the Ravva field had proved and probable reserves of 43,270 31 103bbl of oil and condensate and 34,970 106ft3 of gas, with the Cairn India Group’s net participating interest in these reserves being 9,736 103bbl of oil and condensate and 7,868 106ft3 of gas. In addition, Cairn India estimates that, as at 31 March 2012, the Ravva field had possible reserves of 25,730 103bbl of oil and condensate and 15,630 106ft3 of gas.

(viii)	Ravva PSC

The Ravva PSC was signed in 1994. It is currently valid until 28 October 2019, but may be extended by the Government of India for a period of five years. Under the Ravva PSC, Cairn India is entitled to recover 100 per cent. of exploration, development and costs of production from crude oil and natural gas sales before any profit is allocated among the parties.

Under the Ravva PSC, until such time as India attains self-sufficiency in its crude oil supply, Cairn India is required to sell in the domestic Indian market all of its entitlement to crude oil extracted from the Ravva field to assist in satisfying domestic Indian crude oil demand. The price of all sales of Rajasthan crude oil is determined on the basis of an average FOB selling price per barrel, ascertained on Platts. The basket of crude oil can include one or more crude oils of similar characteristics and quality adjusted for any difference in quality, delivery time, quantity, payment terms and other contractual terms to the extent known.

The Ravva PSC also provides that royalties and cess are payable on production. The royalty rate on crude oil and casing head condensate is set at INR 481 per metric tonne (US$ 10.8 per barrel), regardless of the value of the crude oil. A levy on the production of crude oil under the provisions of the Indian Oil Industry (Development) Act, 1974 (the “OIDA Cess”) is set by the Ravva PSC at INR 900 per tonne of crude oil production (US$ 20.16 per barrel). A further INR 27 (US$ 0.6) per tonne (representing a 2 per cent. increase in the OIDA Cess) is levied against members of the Ravva JV as educational cess and senior and higher secondary educational cess. The OIDA Cess has been paid by Cairn India on behalf of the other members of the Ravva JV, although Cairn India is disputing the requirement to make such payment. The royalty payable on natural gas is 10 per cent. of the wellhead value of the natural gas (typically 9 per cent. of natural gas revenue). OIDA Cess is not payable on natural gas production. Royalties and OIDA Cess are capped by the Ravva PSC at these levels regardless of the generally prevailing royalty and OIDA Cess rate. Royalty and OIDA Cess payments are recoverable under the Ravva PSC before any profit is allocated among the parties. As ONGC originally discovered the Ravva field, Cairn India and the other members of the Ravva JV are obliged to make a series of production payments to ONGC based on cumulative crude oil production. The method of calculating the production payments is set out below.

Production	Gross payment owed to ONGC	Net payment by Cairn India
	(US$ million)
For every 25 million barrels produced up to 75 million barrels	9.00	3.38
For every 5 million barrels produced between 80-100 million barrels	1.80	0.68
For every 5 million barrels produced between 100-225 million barrels	1.71	0.64
For every 5 million barrels produced between 225-250 million barrels	1.35	0.51
For every 5 million barrels produced over 250 million barrels	0.09	0.34

The calculation of the Government of India’s share of petroleum produced from the Ravva Block has been the subject of differing interpretations for some years and an arbitration to settle the matter was launched in 2002. The material issue of the arbitration, the treatment of an item known as the ONGC carry, was found in Cairn India’s favour by the arbitration panel in 2004.

In a separate and unrelated dispute, the Ravva JV is disputing the Government of India’s allegation that the Ravva JV has recovered costs in excess of the base development costs cap imposed in the Ravva PSC and that the Ravva JV has also allowed these excess costs in the calculation of the post-tax rate of return regime.

(i)	Cambay Basin Block: Lakshmi, Gauri and CB-X

Cairn India operates in the Cambay Basin Block, which is located in the Cambay Basin offshore of the State of Gujarat in western India. Cairn India’s operations in the Cambay Basin Block are centred around the Lakshmi and Gauri oil and gas fields and the CB-X development area. Based on exploration and development activities undertaken by Cairn India, the Cambay Basin Block has yielded natural gas discoveries in its offshore Lakshmi and Gauri fields and onshore CB-X field and crude oil discoveries in the offshore Lakshmi and Gauri fields. Cairn India commenced gas production from the Lakshmi gas field in 2002, with gas production from the Gauri field commencing in 2004. Production of co-mingled crude oil, which consists of crude oil plus condensate, from the Gauri field commenced in 2005.

The onshore CB-X field is a marginal gas field and has a shared reservoir with a gas field owned by ONGC. The onshore CB-X field has a single well and is presently shut-in as it has already produced a volume equivalent to the proved and probable reserves as stated in the FDP. As directed by the DGH, a third-party agency is being hired to apportion the reserves between the onshore CB-X field and the field owned by ONGC.

Exploration, development and production of the Cambay Basin Block is governed by a PSC between the Government of India and a consortium consisting of ONGC, Tata Petrodyne Limited (“Tata”) and Cairn India (the “Cambay Basin JV”) which was signed on 30 June 1998 (the “Cambay Basin PSC”) and runs until 2023. Cairn India’s participating interest in the Cambay Basin JV consists of a 40 per cent. interest in the Lakshmi, Gauri and CB-X development areas. The remaining interests in these development areas are held by ONGC (50 per cent.) and Tata (10 per cent.). The rights of Cairn India elsewhere in the Cambay Basin Block have been relinquished as required by the Cambay Basin PSC.

(i)	Production from the Lakshmi, Gauri and CB-X Fields

The Lakshmi and Gauri offshore fields cover areas of 121.1 square kilometres and 50.7 square kilometres, respectively, in the Cambay Basin and lie off the coast of the State of Gujarat in water depths of between approximately six metres and 30 metres. CB-X is an onshore gas field situated in the Cambay Basin Block and covers an area of 33.28 square kilometres.

As at 31 March 2012, the Lakshmi, Gauri and CB-X fields had collectively produced more than 48 mmboe since commencement of production, including in excess of 12 mmbbls of aggregate crude oil and 200 bcf of gas. For the year ended 31 March 2012, the gross production rate from the Lakshmi, Gauri and CB-X fields was 8,242 boepd (of which Cairn India’s interest was 297 boepd) with aggregate crude oil production averaging 5,204 bopd.

An 82 acre onshore processing facility at Suvali (the “Suvali Processing Plant”), which is owned by the Cambay Basin JV, processes natural gas and crude oil from the Lakshmi and Gauri fields. The Suvali Processing Plant and offshore infrastructure are certified ISO 14001 and OHSAS 18001 and have the capacity to process 150 mmscfd of natural gas and 10,000 bopd of crude oil. The processing facility includes three stage separator trains and a 28,300 bbls storage tank as well as two 2.4 MW CPPs.

(ii)	Natural gas production

The natural gas reservoirs of the Lakshmi and Gauri fields are of Mid-Miocene age and are found at depths of between approximately 735 metres and 1.15 kilometres. Cairn India discovered the Lakshmi natural gas reservoir in May 2000 and production from this reservoir commenced in November 2002 utilising two offshore platforms, six wells and a 36 kilometres long, 24 inch wide offshore pipeline which connects the Lakshmi field to the Suvali Processing Plant. The Gauri natural gas reservoir was discovered in January 2001 and production from this reservoir commenced in April 2004 utilising one offshore platform, four wells and a five kilometres long, 12 inch wide offshore pipeline connecting the Gauri field to the Lakshmi pipeline. Subsequently, during the infill drilling campaign in 2004 to 2005, five additional gas wells were drilled in the Lakshmi fields. CB-X is an onshore gas field with a single well and a nine kilometres long, six inch wide pipeline connected to the Suvali Processing Plant.

Set out below is the gross sales volume of natural gas from Lakshmi, Gauri and CB-X, and Cairn India’s net participating interest with regard to such production for the periods indicated.

	For the year ended 31 December
	2009		2010		2011		2012
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(bcf)
Lakshmi	4.07	1.63	4.70	1.88	1.94	0.78	3.42	1.37
Gauri	3.32	1.33	1.83	0.73	0.02	0.01	0.25	0.10
CB-X	1.57	0.63	—	—	—	—	—	—
Gauri field’s share of gas pursuant to the gas balancing agreement	0.18	0.07	4.16	1.66	1.75	0.70	3.47	1.39

Total	9.14	3.66	10.69	4.27	3.71	1.49	7.14	2.86

On 30 May 2001, the Cambay Basin JV entered into two GSCs relating to natural gas production from the Lakshmi field, one with Gujarat Paguthan Energy Corporation Private Limited (formerly known as Gujarat Powergen Energy Corporation Limited) and the other with Gujarat Gas Company Limited, whose interest was subsequently assigned to Gujarat Gas Trading Company Limited together with a master GSC to govern the relationship between these individual GSCs.

Each of the GSCs is essentially a life of field depletion contract in respect of natural gas production from the Lakshmi field. Since production of natural gas commenced from the Gauri field, Cairn India has sold natural gas from the Gauri field under the GSCs pursuant to a contractual right of substitution.

The local market price for natural gas has increased over time as liquefied natural gas started flowing in the Gujarat market from 2004 and the re-gasified liquefied natural gas market prices were higher than those being paid by the buyers under the GSCs. Consequently, Cairn India renegotiated both the contracted gas prices and gas volumes with the buyers with effect from 1 October 2006 for Gujarat Gas Trading Company Limited and 1 November 2006 for Gujarat Paguthan Energy Corporation Private Limited, while making provisions in the contract to accommodate the natural gases containing heavier hydrocarbons.

The gas supplies are in decline and the Cairn India Group is nominating monthly daily contract quantity in line with the declining profile to Gujarat Paguthan Energy Corporation Private Limited and Gujarat Gas Trading Company Limited from July 2011 onwards, where there is no or minimal risk of shortfall of gas.

The Gauri field is adjacent, and connected in parts, to the Hazira field, in which Niko Resources Limited and Gujarat State Petroleum Corporation Limited hold interests (the “Hazira JV”). A gas balancing agreement was agreed on 17 February 2006 between the Cambay Basin JV and the Hazira JV with the intention of ensuring that each field is developed in accordance with good international practice and that each party exploits only the natural gas to which it is entitled under the terms of its respective PSC. Under the gas balancing agreement, each party continued to exploit its share of allocated volumes from the connected and potentially connected reservoir. With an unforeseen early water breakthrough in the Gauri reservoir, it was not technically possible nor economically viable for the Cambay Basin JV to exploit its share of reserves. Accordingly, Cairn India, on behalf of its joint venture partners, entered into an addendum to the gas balancing agreement for producing Gauri’s share of reserves through the Hazira JV facilities, which Cairn India believes was the first of its kind in India. Gas production under the Gauri gas balancing agreement commenced from the Hazira facilities in December 2009 and, as at 31 March 2012, approximately 8.482 bcf of Gauri’s share of natural gas has been produced through the Hazira JV facilities and was sold to Gujarat Gas Trading Company Limited at US$ 6.22 per mmbtu.

(iii)	Crude oil production

The Lakshmi and Gauri fields have crude oil-bearing reservoirs, which are of Early-Miocene age and are found at depths of between approximately 1,175 metres and 1,325 metres. Cairn India, as operator, commenced crude oil production at the Gauri field in October 2005 utilising one crude oil well drilled during the drilling campaign in 2003 and 2004.

Further, as part of crude oil development, an infill drilling campaign was undertaken in 2007 and 2008, with the drilling of four new wells (three wells in Lakshmi and one well in Gauri) and conversion of three gas wells for oil service (two wells in Lakshmi and one well in Gauri). The onshore facilities were upgraded to handle 10,000 bopd. A crude oil sales agreement was signed between Cairn India, on behalf of the Cambay Basin JV, and IOC and price benchmarked to Bonny Light crude oil on a delivered basis with current validity up to 31 March 2012. The crude oil sales agreement has been extended with IOC on existing terms and conditions until 30 June 2012. As there is no pipeline infrastructure between the facility of Cairn India and the IOC refinery, the prevailing mode of transportation is as follows:

•	Crude oil is transported by trucks to Ankleshwar (which is approximately 100 kilometres from the facility of Cairn India) and unloaded at the unloading facility. In addition, the Cambay Basin JV has also leased three 2,000,000 litres storage tanks from ONGC’s crude transfer facility, Ankleshwar, which is close to the unloading facility. However, only two of these tanks are currently being utilised.

•	The crude oil is stored in the 2,000,000 litres tanks and custody is then transferred in favour of ONGC. Thereafter, ONGC handles and processes the crude oil from the Cambay Basin JV along with its own crude oil and subsequently transports the same to IOC’s refinery in Koyali through ONGC’s pipeline.

•	ONGC-Ankleshwar receives service charges for the above.

As at 31 March 2012, the aggregate crude oil production from the Lakshmi and Gauri fields was approximately 5,204 bopd.

(iv)	CB-X

In February 2004, Cairn India made a natural gas discovery in the onshore CB-X field in the Cambay Basin Block which has since been declared commercial. The FDP for this field was approved on 20 March 2006. Production from the CB-X field commenced in June 2007 at an initial rate of 5 mmscfd and the gas was sold to Gujarat State Petroleum Corporation Limited at a price of US$ 5.50 per mmbtu without any firm commitments on quantities and on a reasonable endeavour basis. However, the production rates gradually increased to 8 mmscfd based on reservoir deliverability, well performance and data. The well at the CB-X field has already produced approximately 6.25 bcf of gas, a volume equivalent to the proved, probable and possible reserves as stated in the FDP. As directed by the DGH, a third-party agency is being hired to apportion the reserves between the onshore CB-X field and the field owned by ONGC.

(v)	Exploration activity in the Cambay Basin Block

According to Cairn India’s understanding of the Cambay Basin PSC, exploration operations can continue in the existing development areas, provided that the operation committee and the management committee constituted under the Cambay Basin PSC approve the appropriate work programme and budgets. According to the Oilfields (Regulation and Development) Act, 1948 of India, as amended from time to time, a mining lease includes an exploration licence. The letter of authority granted by the Government of India in respect of this block includes the right of exploitation as well. Accordingly, only part of the contract area was relinquished and not the exploration right.

Seismic mapping of deeper exploration potential in the block is ongoing in Cairn India’s effort to continually enhance the resource base potential of the asset. The spare gas processing capacity of the Cambay Basin Block facilities will be utilised by tolling and processing ONGC’s gas from its North Tapti field (adjacent to the Lakshmi field). The North Tapti pipeline tie-in activities at the Cambay Basin Block facilities are at an advanced stage of completion. The tolling and processing of gas shall commence after completion of the project by ONGC and necessary approvals.

(vi)	Cambay Basin PSC

The Cambay Basin PSC is currently valid until June 2023, but may be extended by the Government of India for up to an additional ten years in the case of commercial production of non-associated natural gas or up to five years otherwise. Under the terms of the Cambay Basin PSC, Cairn India is entitled to recover 100 per cent. of exploration, development and costs of production from crude oil and natural gas sales before any profit is allocated among the parties.

The Cambay Basin Block benefited from tax holidays until the end of March 2009.

(j)	Exploration blocks

In addition to the Rajasthan Block, Ravva Block and Cambay Basin Block, Cairn India also holds interests in seven other blocks where there is currently no production or development but which are in various stages of exploration. The main basins where Cairn India is currently actively involved in exploring include Mannar, Barmer Basin, Mumbai Offshore Basin, Krishna-Godavari, Kerala-Konkan and Palar-Pennar. The NELP VIII round awarded new acreage to Cairn India’s portfolio. This section provides a summary of the exploration interests.

(i)	Krishna-Godavari Basin

(A)	Block KG-DWN-98/2

Block KG-DWN-98/2, which covers an area of 7,338 square kilometres, is located in the Krishna-Godavari Basin and is situated 20 kilometres south of the Ravva field in water depths of between approximately 350 metres and 3.2 kilometres isobath. Cairn Energy acquired this deepwater block in April 2000 and in September 2004 transferred a 90 per cent. interest in block KG-DWN-98/2 to ONGC, with an economic effective date of 30 September 2003. As a result, Cairn India has a 10 per cent. interest in this block while ONGC serves as the operator and holds a 65 per cent. interest., Petrobras BV has a 15 per cent. interest and Statoil ASA (formerly known as Statoil Hydro) has the remaining 10 per cent. interest in the block.

Drilling of six exploration and appraisal wells during 2000 and 2001 in the deep water acreage of block KG-DWN-98/2 resulted in a succession of crude oil and natural gas discoveries which, at the time, were not commercial on a standalone basis. ONGC, as operator, drilled 12 exploratory wells leading to five gas discoveries. High resolution 3D seismic surveys were acquired for the northern and southern parts of the block over all the existing areas. The exploration for all three phases was completed on 11 April 2008. The block is divided into the Northern Discovery area and the Southern Discovery area and an appraisal programme was approved for these areas. Three appraisal wells have been completed in the Northern Discovery area and declarations of commerciality have been submitted by ONGC for both areas. ONGC (as operator) is in discussions with the DGH and the Government of India to secure an extension in the exploration and appraisal period for this block to carry out additional drilling.

The PSC for block KG-DWN-98/2 was signed on 12 April 2000 between the Government of India and Cairn India with ONGC becoming a party to it upon its acquisition of a 90 per cent. interest under its sale and purchase agreement with Cairn India dated 31 December 2004 (with a commercial effective date of 30 September 2003).

Cairn India proposes to sell its stake to its JV partner ONGC. Accordingly, a heads of agreement letter has been signed with ONGC for the sale of the 10 per cent. participation interest in the block. This divestment of non-material equity is a part of Cairn India’s continuous portfolio optimisation.

(B)	Block KG-ONN-2003/1

The onshore block KG-ONN-2003/1, located in the Krishna-Godavari Basin in the State of Andhra Pradesh, was awarded in NELP V round to a joint venture between CEIL and ONGC. First phase work commitments included reprocessing of 2D and 3D seismic data, geochemical soil sampling acquisition, processing and interpretation of 2D and 3D seismic data and the drilling of five exploratory wells. The three year period for the first phase was extended by six months to 7 August 2010 with approval from the management committee and the commitments were completed by August 2010.

Cairn India drilled five wells as required pursuant to the minimum work programme and the fifth well, Nagayalanka-1z, flowed light oil to surface at 75 bopd and natural gas at 0.27 mmscfd.

Based on the analysis of test results and geological and geophysical data, the joint venture declared this as a discovery of potential commercial interest. An appraisal plan has been submitted to the Government of India, which is currently under review. The joint venture has entered the second phase of the exploration licence.

An exploration well, Nagayalanka SE-1, has been drilled in the second phase and has resulted in a further light oil discovery. This is the largest oil discovery in the onshore part of the KG basin to date. The combined P50 in-place resource base from the two discoveries is around 550 mmboe. The reservoir has low porosity and low permeability and requires application of hydraulic fracturing and well stimulation techniques to establish commercial production rates.

(ii)	Palar-Pennar Basin-Block PR-OSN-2004/1

Block PR-OSN-2004/1 is located in the Palar-Pennar basin, south of the Krishna Godavari basin and north of the Cauvery basin off the east coast of India. Water depths in the block range from a few metres (near shore) to 400 metres at the eastern boundary of the block. The block covers an area of approximately 9,400 square kilometres.

Cairn India has a 25 per cent. stake in the block and is the operator, while the consortium comprising ONGC, CEIL and Tata, hold interests of 35 per cent., 10 per cent. and 30 per cent., respectively.

The first phase of exploration included 2D reprocessing, a gravity and magnetic survey, acquisition, processing and interpretation of 2D and 3D seismic data. The 3D seismic quantities surveyed were in excess of the minimum work programmes. The remaining first phase exploration programme includes the drilling of three exploration wells and force majeure has been declared in this block until permission is granted by the Department of Space of the Government of India to continue drilling and survey activities in the area currently designated as inaccessible. Cairn India and the other partners to the PSC are actively pursuing a resolution of this matter with the Government of India.

(iii)	Kerala-Konkan Basin-KK-DWN-2004/1

Block KK-DWN-2004/1 is located in the Kerala-Konkan basin. The block is operated by ONGC, with Cairn India, ONGC and Tata holding interests of 40 per cent., 45 per cent. and 15 per cent., respectively. The work programme commitment for the first phase includes reprocessing of 2D seismic, acquisition, processing and interpretation of 2D seismic data, gravity and magnetic data and 3D seismic data. All commitment programmes are complete. The 3D seismic data processing has been completed and interpretation is ongoing. The exploration first-phase MWP commitment has been completed.

(iv)	NELP VIII awards

(A)	Block KG-OSN-2009/3

The offshore block KG-OSN-2009/3 covers an area of 1,988 square kilometres and is located in the Krishna-Godavari Basin off the coast of the State of Andhra Pradesh. It was awarded to Cairn India and CEIL (as operator) holding interests of 90 per cent. and 10 per cent., respectively. Block KG-OSN-2009/3 is a shallow water block with water depths within the block ranging between near shore to 400 metres. The PSC was signed on 30 June 2010 and the petroleum exploration licence (“PEL”) was granted in August 2010.

The first phase work commitments include acquisition, processing and interpretation of 2D and 3D seismic data and the drilling of six exploratory wells. A bathymetry survey covering the licence area was completed in May 2011.

Clearance sought by Cairn India to carry out seismic surveys has been denied. As a result, Cairn India has declared force majeure with respect to exploration activities in this block, which has been accepted by the DGH. Until there is further clarity following discussions between the MoPNG and DGH, Cairn India’s declaration of force majeure will remain in place. Cairn India is actively pursuing a resolution of this matter with the Government of India.

(B)	Block MB-DWN-2009/1

The deep water block MB-DWN-2009/1 covers an area of 2,961 square kilometres and is located in the Mumbai offshore basin. Cairn India is the operator and holds a 100 per cent. interest. MB-DWN-2009/1 has water depths of between 400 metres to 2 kilometres. The PSC was signed on 30 June 2010 and the PEL was granted in August 2010.

As part of the Cairn India Group’s west coast exploration strategy, a detailed regional technical study is being undertaken.

Clearance sought by Cairn India to carry out seismic surveys has been denied. As a result, Cairn India has declared force majeure with respect to exploration activities in this block, which has been accepted by the DGH. Until there is further clarity following discussions between the MoPNG and DGH, Cairn India’s declaration of force majeure will remain in place. Cairn India is actively pursuing a resolution of this matter with the Government of India.

(v)	Sri Lanka

(A)	Mannar Basin-Block SL-2007-01-001

Block SL-2007-01-001 was awarded to Cairn Lanka (Private) Limited (“Cairn Lanka”), a wholly-owned subsidiary of Cairn India. A petroleum resources agreement was signed between Cairn Lanka and the Government of Sri Lanka acting through the Minister of Petroleum and Petroleum Resources Development in 2008. Cairn Lanka has a 100 per cent. stake in the block and the PEL was awarded by the Government of Sri Lanka in 2008. The licence consists of three phases of three years, two years and three years with the first phase commencing from the date the licence was awarded.

Located in the Mannar Basin in Sri Lanka, Block SL-2007-01-001 covers approximately 3,000 square kilometres and is only 15 kilometres from the shore with water depths ranging from 400 metres to 1.9 kilometres within the block.

Cairn Lanka has successfully completed the first phase of the exploration campaign in Sri Lanka Block SL-2007-01-001. The exploration programme involved the acquisition, processing and interpretation of 1,753 square kilometres of 3D seismic data and a three well deep water drilling programme. This programme resulted in two successive gas and condensate discoveries: the CLPL Dorado-91H/1z well and the CLPL-Barracuda-1G/1 well. The third well, CLPL-Dorado North 1- 82K/1 was plugged and abandoned as a dry hole on 14 December 2011. The operations were conducted safely, in accordance with the highest global standards, within schedule, budget and in compliance with Sri Lankan regulations. Cairn Lanka’s successful drilling programme—the first in Sri Lanka in 30 years – has established a working petroleum system in the frontier Mannar Basin.

Following this success, Cairn Lanka has entered the second phase of exploration with the approval of the Government of Sri Lanka. An additional 600 square kilometres 3D seismic data has been being acquired, which will firm up several promising leads and prepare the operator for further exploration drilling in mid calendar year 2013.

The potential commercial interest notification has been submitted for the Dorado Discovery, as per the terms of the Petroleum Resource Agreement.

(k)	Competition

The oil and gas exploration, development and production industry in India is highly competitive. In seeking to obtain desirable exploration and development prospects, in particular in the NELP licensing rounds, Cairn India faces significant competition from Indian companies, including ONGC and Reliance Industries Limited, and major integrated and large independent multinational companies. ONGC, which is controlled by the Government of India and has been awarded the majority of the exploration blocks offered by the Government of India in the nine NELP licensing rounds, has been told by the Government of India to focus on their exploration and production activities against which Cairn India competes. Many of these competitors have access to financial or other resources substantially in excess of those available to Cairn India and may, accordingly, be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of Cairn India’s competitors may be better able to withstand the effect of changes in industry conditions such as worldwide crude oil and natural gas prices and levels of supply and the application of government regulations, which affect Cairn India’s business and which are beyond the control of Cairn India.

India currently imports more than 2.4 million bopd of crude oil. The domestic crude oil production is approximately 0.75 million bopd of which Cairn India-operated assets (the Ravva Block, the Cambay Basin Block and the Rajasthan Block) contribute more than one-fifth.

(l)	Employees

As at 31 March 2012, Cairn India had approximately 1,146 employees. Cairn India has not experienced any significant labour related problems or disruptions, and management considers its relations with employees to be good. Various initiatives to nurture talent were launched during fiscal 2012, including:

•	creating multiple platforms for learning;

•	encouraging lateral placements and cross functional expertise;

•	leadership development; and

•	continuation of competency management framework build-up.

The total number of temporary and contractual staff of the Cairn India Group was, on 31 March 2012, 512.

(m)	Projects and development

Cairn India does not have any specific research and development policies although it has carried out and, where appropriate, may continue from time to time to carry out research and development in specific areas on an ad-hoc basis. The amount spent on research and development in fiscal 2010, fiscal 2011 and fiscal 2012 was not material.

3.7	Other businesses

(a)	Vizag

Sterlite incorporated a special purpose vehicle, Vizag General Cargo Berth Private Limited (“VGCB”), on 20 April 2010 for the coal berth mechanisation project at Vishakhapatnam port. VGCB is owned by Sterlite and Leighton Contractors (India) Limited in the ratio of 74:26. The project is to be carried out on design, build, finance, operate, transfer basis and the concession agreement between Vizag Port Trust and VGCB was signed on 10 June 2010. Vizag Port Trust had specified certain conditions to be satisfied, before the concession is awarded to VGCB. VGCB had 120 days from 10 June 2010 to fulfil the conditions. On 8 October 2010, VGCB was awarded with concession after fulfilling conditions precedents of the concession agreement. The project is expected to be completed in fiscal 2013, following which commercial operations of the mechanised and modernised coal berth is expected to commence. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth shall be 10.18 mmtpa and that the Vishakhapatnam Port Trust will receive 38.1 per cent. share of the revenue earned from the berth as royalty.

The expected costs for the project is INR 6,640 million (US$ 130.5 million) of which INR 2,634 million (US$ 51.76 million) has been spent. Construction has commenced and completion of the berth is expected to be completed in fiscal 2013.

(b)	Paradip port

Sterlite incorporated a special purpose vehicle, Paradip Multi Cargo Berth Private Limited (“PMCB”), on 8 February 2011 for setting up a multipurpose berth to handle clean cargo including containers at Paradip port, situated in the Jagatsinghpur district of Orissa, on the east coast of India. The project is to be carried out on design, build, finance, operate and transfer basis. PMCB is owned by Sterlite and Leighton Contractors (India) Limited in the ratio of 74:26. PMCB is in process of signing the concession agreement in line with the request for proposals submitted by and subsequent clarifications from port authorities. The new berth is expected to facilitate the movement of cargo such as aluminium ingots, steel and containers and to have a capacity to handle up to 5.0 mpta of cargo. Upon receipt of environmental approval by the port authority, Paradip Port Trust, the consortium will enter into an agreement with the Paradip Port Trust, to operate the berth on a build-operate-transfer basis for 30 years commencing on the date of award of concession. The Paradip Port Trust will receive 23.4 per cent. share of the revenue earned from the berth as royalty. The expected costs for the project is INR 3,920 million (US$ 77.03 million) and construction has not commenced.

4.	MATERIAL CONTRACTS

4.1	Call options to increase interests in HZL and BALCO

(a)	HZL call options

On 11 April 2002, Sterlite acquired a 26 per cent. interest in HZL from the Government of India through its former subsidiary, SOVL (which has since been merged into Sterlite with effect from 1 April 2012). At the time of the acquisition, Sterlite owned 80 per cent. of SOVL and Sterlite Technologies Limited (“STL”) owned the remaining 20 per cent. In February 2003, STL transferred its 20 per cent. interest in SOVL to Sterlite and SOVL became Sterlite’s wholly-owned subsidiary. SOVL subsequently acquired a further 20 per cent. interest in HZL through an open market offer. The total cash consideration paid by SOVL for the acquisition of the 46 per cent. interest in HZL was INR 7,776 million (US$ 161.9 million at the time of acquisition).

Upon SOVL’s acquisition of the 26 per cent. interest in HZL, the Government of India and SOVL entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares. The shareholders’ agreement provides that as long as SOVL holds at least 26 per cent. of the share capital of HZL, SOVL is entitled to appoint one more director to the board of HZL than the Government of India and is also entitled to appoint the managing director. In addition, as long as the shareholders’ agreement remains in force, the Government of India has the right to appoint at least one director to the board of HZL.

There are also various other matters reserved for approval by both the Government of India and SOVL, including amendments to HZL’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures, a discounted rights issue and the granting of loans or the provision of guarantees or security to other companies under the same management as HZL.

Under the shareholders’ agreement, the Government of India also granted SOVL two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. SOVL exercised the first call option on 29 August 2003 and acquired an additional 18.9 per cent. of HZL’s issued share capital at a cost of INR 3,239 million (US$ 72.5 million) on 12 November 2003, taking Sterlite’s interest in HZL to 64.9 per cent.

The shareholders’ agreement provides that prior to selling shares in HZL to a third party, either party must first issue a sale notice offering those shares to the other party at the price it intends to sell them to the third party. However, a transfer of shares, representing not more than 5 per cent. of the equity share capital of HZL, by the Government of India to the employees of HZL is not subject to such right of first refusal by SOVL. The Government of India has transferred shares representing 1.5 per cent. of HZL’s share capital to the employees of HZL. The shareholders’ agreement also provides that if the Government of India proposes to make a sale of its shares in HZL by a public offer prior to the exercise of SOVL’s second call option, then SOVL shall have no right of first refusal.

The second call option gives SOVL a right to acquire the Government of India’s remaining 29.5 per cent. shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5 per cent. of the issued share capital of HZL to employees of HZL, in which case the number of shares that SOVL may purchase under the second call option will be reduced accordingly. This call option became exercisable on 11 April 2007 and remains exercisable for as long as the Government of India has not sold its remaining interest pursuant to a public offer of its shares. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by SOVL to the Government of India, SOVL shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the closing market price of HZL’s shares on the NSE on 30 March 2012 (the last trading day in March 2012) of INR 132.35 per share (US$ 2.60 per share), and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 1,247,950,590 shares in HZL would be INR 165,166 million (approximately US$ 3,245.6 million). If the Government of India sells its remaining ownership interest in HZL through a public offer, Sterlite may look into alternative means of increasing its ownership interest in HZL.

By a letter dated 21 July 2009, Sterlite exercised the second call option. The Government of India claimed that the clauses of the shareholders’ agreement relating to Sterlite’s second call option violate the provisions of section 111A of the Companies Act by restricting the right of the Government of India to transfer its shares and that as a result the shareholders’ agreement was void and unenforceable. As such, the Government of India has refused to act upon the second call option. Consequently, Sterlite commenced arbitral proceedings under the terms of the shareholders’ agreement and appointed its nominee arbitrator. Under the terms of the shareholders’ agreement, the Government of India is required to nominate an arbitrator and the two nominated arbitrators would then choose the third arbitrator who would preside over the arbitral tribunal. Since the Government of India took no steps to nominate an arbitrator, Sterlite filed an arbitration application in the High Court of Delhi petitioning the court to take necessary measures of securing the appointment of arbitrator.

On 18 May 2010, the High Court of Delhi disposed off the aforementioned petition with the appointment of nominee arbitrator for the Government of India and ordered the parties to appoint mediators to explore the possibility of mediation and, if mediation failed, arbitration proceedings were to be commenced. The mediation process was unsuccessful. Pursuant to it, the arbitral tribunal was constituted which commenced proceedings in February 2012. As per the preliminary meeting, the parties have been directed to file their statement of claim and reply prior to the next date of hearing on 11 August 2012.

(b)	BALCO call option

On 2 March 2001, Sterlite acquired a 51 per cent. interest in BALCO from the Government of India for a cash consideration of INR 5,533 million (US$ 108.7 million). On the same day, Sterlite entered into a shareholders’ agreement with the Government of India and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as Sterlite holds at least 51 per cent. of the share capital of BALCO, it is entitled to appoint one more director to the board of BALCO than the Government of India and is also entitled to appoint the managing director. There are various other matters reserved for approval by both the Government of India and Sterlite under the shareholders’ agreement, including amendments to BALCO’s articles of association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.

Under the shareholders’ agreement, if either the Government of India or Sterlite wishes to sell its shares in BALCO to a third party, the selling party must first offer the shares to the other party at the same price at which it is proposing to sell the shares to the third party. The other party shall then have the right to purchase all, but not less than all, of the shares so offered. If a shareholder does not exercise its right of first refusal, it shall have a tag along right to participate in the sale pro rata and on the same terms as the selling party, except that if the sale is by the Government of India by way of a public offer, the tag along right will not apply. However, a transfer of shares representing not more than 5 per cent. of the equity share capital of BALCO by the Government of India to the employees of BALCO is not subject to such right of first refusal by Sterlite.

The Government of India also granted to Sterlite an option to acquire the remaining shares in BALCO held by the Government of India at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (INR 49.01 per share) (US$ 1.1 per share) together with interest at a rate of 14 per cent. per annum compounded half yearly from 2 March 2001 to the exercise date, less all dividends received by the Government of India from 2 March 2001 to the exercise date.

On 19 March 2004, Sterlite exercised its option to acquire the remaining 49 per cent. of BALCO’s issued share capital held by the Government of India at that time. Thereafter, the Government of India sought several extensions to complete the sale of the shares as well as its interest during these additional time periods. On 7

June 2006, the Government of India contended that the clauses of the shareholders’ agreement relating to Sterlite’s option violated the provisions of section 111A of the Companies Act by restricting the right of the Government of India to transfer its shares and that as a result the shareholders’ agreement was null and void. The Government of India has also expressed an intention to exercise its right to sell 5 per cent. of BALCO to BALCO employees.

Sterlite has filed a petition before the High Court of Delhi seeking that the High Court of Delhi direct the Government of India to deposit with it at least 44 per cent. of the equity shares in BALCO and that the High Court of Delhi further grant an injunction to restrain the Government of India from selling, transferring, pledging or mortgaging or in any other way disposing of or encumbering its shareholding in BALCO in favour of any third party. The Government of India retains the right to sell its shares representing 5 per cent. of BALCO to BALCO employees.

Subsequently, the Government of India notified Sterlite that it would require Sterlite to amicably negotiate or, if that fails, commence informal mediation as provided for under the terms of the shareholders’ agreement. On 7 August 2006, the High Court of Delhi directed that the parties settle the dispute by way of mediation. As negotiations for an amicable resolution were unsuccessful, on 17 May 2007, Sterlite filed a petition requesting that the court appoint an arbitrator as provided for under the terms of the shareholders’ agreement.

At a hearing on 10 July 2007, the High Court of Delhi directed the parties to conduct mediation proceedings failing which arbitration would proceed. The mediation process failed to resolve the dispute and the High Court of Delhi directed the arbitrators appointed by the parties to constitute the arbitration tribunal. Consequently all applications before the High Court of Delhi were discontinued. Arbitration proceedings commenced on 16 February 2009 and concluded on 29 August 2010. On 25 January 2011, the arbitration tribunal rejected Sterlite’s claims on the grounds that the clauses in the shareholders’ agreement relating to the call option, the right of first refusal, the tag-along rights and the restriction on the transfer of shares violate the provisions of the Companies Act. Consequently, on 23 April 2011, Sterlite filed an application under section 34 of the Arbitration Act in the High Court of Delhi to set aside the tribunal’s award to the extent that the award holds these clauses ineffective and inoperative. The High Court of Delhi has issued notice to the Government which has filed its response and the matter is posted for final hearing on 6 August 2012. The Government of India has also filed an application in the High Court of Delhi to set aside those parts of the award which inter-alia upheld the first valuation report and also Sterlite’s right to pay for 75 per cent. of such valuation in the event of default by the Government. The High Court of Delhi has not issued notice on the application of the Government and the application is listed along with the application filed by Sterlite.

4.2	Material contracts with Volcan

(a)	Volcan relationship agreement

(i)	Purpose

Vedanta, Volcan, the Anil Agarwal Discretionary Trust, Onclave PTC Limited (“Onclave”) and Anil Agarwal (Vedanta’s executive chairman) are parties to the Volcan Relationship Agreement. Volcan holds a controlling interest in Vedanta and is owned by the Anil Agarwal Discretionary Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta, is the protector of the Anil Agarwal Discretionary Trust. The principal purpose of the Volcan Relationship Agreement is to enable Vedanta to carry on its business independently of Volcan and its direct and indirect shareholders, and their respective associates (the “Volcan Parties”), as required by the listing rules of the Financial Services Authority of the United Kingdom (the “Listing Rules”) and to ensure that transactions and relationships, including all matters that are the subject of the Shared Services Agreement (as described below), among the Volcan Parties are at arm’s length and on a normal commercial basis.

(ii)	Termination

The Volcan Relationship Agreement will terminate in respect of Volcan at such time as each of the Volcan Parties, acting individually or jointly by agreement, ceases to be a controlling shareholder of Vedanta for the purposes of the listing rules of the FSA or if Vedanta is de-listed from the London Stock Exchange. In addition, the Volcan Relationship Agreement will terminate in respect of Onclave and Mr. Anil Agarwal if either of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the Listing Rules is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of, 30 per cent. or more of the rights to vote at general meetings of such company or who is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.

(iii)	Terms

Under the Volcan Relationship Agreement:

(A)	the parties agreed to ensure that Vedanta is capable, at all times, of carrying on its business independently of the Volcan Parties as required by the Listing Rules;

(B)	Vedanta’s board of directors and nominations committee, and any other committee of its board of directors (other than the audit committee or the remuneration committee or any committee which may be established by Vedanta’s board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors), to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of any Director’s judgment concerning Vedanta;

(C)	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

(D)	Volcan is entitled to nominate for appointment to Vedanta’s board of directors such number of persons as is one less than the number of directors who are independent of the Volcan Parties and who are free from any business or other relationship with the Volcan Parties which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

(E)	neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board of directors to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with any of the Volcan Parties;

(F)	Volcan shall not exercise voting rights attaching to its shares in Vedanta with respect to any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and the Volcan Parties;

(G)	the Volcan Parties represented and warranted to Vedanta that at the time of the execution of the Volcan Relationship Agreement they did not own directly or indirectly any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta Group; and

(H)	the Volcan Parties agreed to, directly and indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta Group. However, the Volcan Relationship Agreement does not prevent, restrict or limit:

•	the acquisition or ownership by the Volcan Parties of not more than 5 per cent. in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; and

•	the acquisition or ownership, directly or indirectly, by the Volcan Parties of any interest in a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of the Vedanta Group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to US$ 50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party: (i) is not an officer or director of a Vedanta Group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta Group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favourable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta Group should not make the acquisition.

(b)	Shared Services Agreement

Vedanta entered into the Shared Services Agreement on 5 December 2003 in connection with its listing on the London Stock Exchange. Under the Shared Services Agreement, Sterlite and Vedanta agreed to continue to provide STL and Sterlite Gold Ltd. (“Sterlite Gold”) (which at that time was an affiliated company) with certain advisory services on an ongoing basis consisting primarily of access to certain of the directors, officers and employees of the Vedanta Group.

Under the Shared Services Agreement:

(i)	a party may terminate the Shared Services Agreement or a particular service which is provided pursuant to the Shared Services Agreement if another party commits a material breach of the Shared Services Agreement or upon another party becoming subject to or entering into arrangements in the context of insolvency. A party may also terminate a particular service on three months’ notice;

(ii)	the services under the Shared Services Agreement will be provided by Sterlite or Vedanta, as the case may be, to STL or Sterlite Gold and the transactions between the parties will be on an arm’s length basis;

(iii)	the cost of access to certain of the directors, officers and employees of such member of the Vedanta Group shall be paid by STL or Sterlite Gold, as the case may be, to Sterlite or Vedanta, as appropriate; and

(iv)	the cost of the services provided pursuant to the Shared Services Agreement is calculated by apportioning the total salary cost to Sterlite or the Vedanta Group of the employment of the relevant director, officer or employee to STL or Sterlite Gold, as appropriate, based on the time spent for each such member of the Vedanta Group.

On 13 April 2006, a letter agreement was executed by Vedanta, Sterlite, STL and Sterlite Gold amending the Shared Services Agreement with the following effect:

(v)	the list of employees of Vedanta who may be hired under the Shared Services Agreement was amended to reflect those individuals who actually performed the services;

(vi)	the amount to be paid to Vedanta was amended based on estimated cost plus 20 per cent.; and

(vii)	only 25 per cent. of Mr. Anil Agarwal’s salary costs are taken into account when determining the charge to STL and Sterlite Gold in recognition of the more limited services Mr. Agarwal has provided to STL and Sterlite Gold since the Listing.

Volcan sold its interest in Sterlite Gold to Vedanta in 2006. On 27 September 2007, Vedanta sold its entire interest in Sterlite Gold to an unaffiliated third party and, as at such date, Sterlite Gold ceased to be an affiliated company of Vedanta.

4.3	Material contracts relating to the acquisition by the Vedanta Group of, in aggregate, 48.1 per cent. of the fully diluted share capital of Cairn India pursuant to the terms of the Cairn India Purchase Agreement and the open offer made to Cairn India’s shareholders

(a)	Cairn India Purchase Agreement

On 15 August 2010, THL Aluminium Limited, which was at the time in the process of changing its name to TSEHL, entered into the Cairn India Share Purchase Deed with Cairn UK Holdings Limited (“CUKHL”) and others.

Pursuant to the Cairn India Share Purchase Deed, TSEHL agreed to purchase a maximum of 51 per cent. of the fully diluted share capital of Cairn India at a price of INR 355 per Cairn India share. This was subject to an open offer to the shareholders of Cairn India shareholders, of not less than INR 355, for up to 20 per cent. of the issued shares in Cairn India (the “Open Offer”), in accordance with the requirements of the Takeover Code.

Depending on the results of the Open Offer, the number of Cairn India shares acquired under the Cairn India Share Purchase Deed was therefore subject to a maximum reduction of 11 per cent. to 40 per cent. of Cairn India’s fully diluted share capital on completion.

The Cairn India Share Purchase Deed contained a non-compete clause that required TSEHL to pay to CUKHL on completion a fee of INR 50 per Cairn India share acquired, as consideration for Cairn Energy, its subsidiaries and subsidiary undertakings (the “Cairn Energy Group”) and CUKHL undertaking not to engage in the business of oil or gas extraction and/or its transport or processing in India, Sri Lanka, Pakistan and Bhutan or any other business competing with the business of the Cairn India Group. Please refer to the amendment deed dated 27 June 2011 summarised in paragraph (b) below.

TSEHL and CUKHL agreed reciprocal put and call option arrangements for up to 5 per cent. of the issued share capital of Cairn India as calculated at the date of exercising the option. The put and call options were exercisable for a period of six months from 31 July 2012 and 31 July 2013.

The maximum aggregate number of shares that TSEHL would be obliged or entitled to acquire under the put and call options was capped at the number of Cairn India shares equal to 51 per cent. of the fully diluted share capital of Cairn India at completion minus the aggregate of: (i) the number of Cairn India shares actually acquired at completion; (ii) the number of Cairn India shares acquired under the exercise of any of the options; and (iii) the number of Cairn India shares sold by CUKHL (and/or members of CUKHL’s Group to any person at any price, provided that these shares were first offered to TSEHL at INR 405 per share (payable in US dollars at completion of such pre-emptive purchase based on a fixed exchange rate of INR 46.765:US$ 1) within six months of completion. Please refer to the summary of an amendment deed relating to these call options agreed by the parties on 23 March 2011 summarised in paragraph (b) below.

(b)	Amendment deeds to the Cairn India Share Purchase Deed

The Cairn India Share Purchase Deed was amended on 25 November 2010 to extend the date by which the approval of Vedanta’s shareholders was to be obtained from 30 October 2010 to 13 December 2010.

On 18 March 2011, the SEBI notified TSEHL that the put and call options and the right of first refusal contained in the Cairn India Share Purchase Deed were in violation of Indian securities regulations.

On 23 March 2011, as a result of the determination by SEBI, and in order to allow the open offer for the acquisition of up to 20.01 per cent. of the issued share capital of Cairn India, the Cairn India Share Purchase Deed was amended to reflect: (i) TSEHL and Vedanta’s agreement that the call options and rights of first refusal would not be exercisable or enforceable; and (ii) CUKHL and Cairn Energy’s agreement that the put options would not be exercisable or enforceable.

On 6 April 2011, the Cairn India Share Purchase Deed was amended to extend the longstop date for completion from 15 April 2011 to 20 May 2011.

On 20 April 2011, the Cairn India Share Purchase Deed was amended with the effect that the 200 million Cairn India shares acquired by Sesa Goa pursuant to the acquisition by Sesa Goa of 200 million shares of Cairn India, amounting to a 10.4 per cent. stake, from Petronas International Ltd. on 19 April 2011, as well as Cairn India shares acquired in the Open Offer, would operate to decrease the number of Cairn India shares to be acquired under the Cairn India Share Purchase Deed.

On 20 May 2011, the Cairn India Share Purchase Deed was amended to extend the long stop date for completion to 17 June 2011, after which time either Vedanta or Cairn Energy were entitled to terminate the Cairn India Share Purchase Deed by giving five business days’ notice.

On 31 May 2011, the Cairn India Share Purchase Deed was further amended to allow the parties to agree in writing other consideration payable, the date and time of completion and conditions relating to the completion.

On 27 June 2011, the Cairn India Share Purchase Deed was amended to provide for:

(i) 191,920,207 Cairn India shares (being 10 per cent. of the fully diluted equity share capital of Cairn India) to be acquired by TSEHL on or before 11 July 2011, with the balance of the fully diluted equity share capital of Cairn India to be acquired by TSEHL on completion after satisfaction or waiver of the relevant conditions precedent set out in the Cairn India Share Purchase Deed;

(ii) extension of the long stop date for satisfaction of the conditions precedent to completion to 15 December 2011, after which either Vedanta or Cairn Energy may terminate the Cairn India Share Purchase Deed (save for certain provisions relating to the sale of 10 per cent. of the fully diluted share capital of Cairn India to the Vedanta Group pursuant to the terms of the Cairn India Share Purchase Deed, which completed on 11 July 2011 by giving five business days’ notice; and

(iii) removal of all provisions relating to the INR 50 per Cairn India share non-compete fee and removal of the associated non-compete undertakings of the Cairn Energy Group.

(c)	Agreement entered into by Cairn Energy, Cairn India, CEIL, CEHL, Vedanta, TSEHL, and Sesa Goa with Oil and Natural Gas Corporation Limited

On 30 November 2011, Cairn Energy, Cairn India, CEIL, CEHL, Vedanta, TSEHL, and Sesa Goa with ONGC (the “ONGC Agreement”), pursuant to which the parties agreed that: (i) the royalty paid since commencement of production at the Rajasthan Block and as may be payable in future by ONGC is cost recoverable as a contract cost under the Rajasthan Block PSC and (ii) in respect of the Rajasthan Block, each party to the Rajasthan Block PSC would pay cess, as required under the relevant laws in force, in proportion to their respective participating interests under such PSC. ONGC required that the parties enter into this agreement prior to issuing its no-objection certificate.

Under the ONGC Agreement, ONGC would be entitled to recover the royalty as a contract cost under the Rajasthan Block PSC, meaning that the Cairn India Group would indirectly bear a share of this royalty. Royalty is currently payable at 20 per cent. of the well head price of crude oil produced (on a cum royalty basis), which translates to approximately 15 per cent. of the value received from the sale of crude oil. The total royalty payable in the Rajasthan Block was INR 1,321 million (US$ 29.59 million) in the year ended 31 March 2010, INR 18,386 million (US$ 411.78 million) in the year ended 31 March 2011 and INR 15,769 million (US$ 353.17 million) in the six months ended 30 September 2011. Cairn India will within five business days of completion pay an amount of US$ 545.28 million to ONGC on account of cost recovery of royalty paid by ONGC until 30 September 2011. The royalty being cost recoverable led to a decline in the Cairn India Group’s revenues and profits after tax for the nine months ended 30 September 2011 of approximately US$ 589 million.

The Cairn India Group has been paying cess at the rate of INR 2,575 (US$ 57.7) per tonne of crude oil. The total cess paid by the Cairn India Group from commencement of production at the Rajasthan Block to 30 September 2011 was approximately US$ 348 million.

4.4	Material contracts relating to Cairn India

(a)	Information agreement

In accordance with the Cairn India Purchase Agreement, Cairn Energy and Cairn India have entered into an agreement pursuant to which Cairn Energy has certain rights to information on the Cairn India Group. This agreement replaces the previous relationship agreement between Cairn Energy, Cairn India and CUKHL. This information agreement requires that:

(i) all related party transactions between Cairn India and the Vedanta Group and the Cairn Energy Group, respectively, be on an arm’s length basis and approved by the board of directors of Cairn India;

(ii)	Cairn India adopt the Vedanta Group’s corporate governance and accounting policies;

(iii)	Cairn India provide, to the extent permitted under applicable law, the information Cairn Energy requires in order to comply with its financial and regulatory reporting requirements;

(iv)	Cairn India provide assistance and information in the form of marketing material, road shows and presentations for any sale of shares in Cairn India by the Cairn Energy Group; and

(v)	Cairn India consult with Cairn Energy prior to any material regulatory announcement being made by Cairn India.

(b)	Cairn relationship agreement

In accordance with the Cairn India Purchase Agreement, Vedanta and Cairn India have entered into a relationship agreement which is substantially on the same terms as the relationship agreement which previously existed between Cairn Energy, Cairn India and CUKHL. This relationship agreement requires Vedanta and Cairn India to each exercise all of their respective powers and, so far as they are respectively able to do so, procure that the directors of Cairn India exercise their respective powers to ensure that: (i) the business of Cairn India is at all times carried on independently of any other member of the Vedanta Group; (ii) all dealings between Cairn India and the rest of the Vedanta Group are approved by the Cairn India audit committee; and (iii) the business of Cairn India is managed for the benefit of its shareholders as a whole. The parties also agreed to use their reasonable endeavours to ensure that they can comply with their respective obligations under applicable law or under the rules of the stock exchanges on which their securities are traded. This relationship agreement requires Cairn India to provide the Vedanta Group with such information as it may require in order to comply with its legal, regulatory and reporting obligations for so long as the Vedanta Group’s holding in Cairn India is of a level that requires Vedanta to account for the holding as a subsidiary or associated undertaking under

International Accounting Standards (IAS). This relationship agreement requires that any offer, allotment or issue of securities in Cairn India be approved by a securities committee of the board of Cairn India. Any meeting of the securities committee must be quorate, and any decision of that committee is only valid if the majority of the members present are directors of Cairn India who have been nominated in accordance with the articles of association of Cairn India. For so long as the Vedanta Group holds at least 10 per cent. of the issued equity share capital of Cairn India, Cairn India has agreed that, subject to certain limitations and subject to applicable law, the Vedanta Group has the right to require Cairn India to take such steps as may be reasonably required by it in connection with a proposed sale or disposal of Cairn India shares by any member of the Vedanta Group.

(c)	Heads of Agreement relating to the assignment of CEIL’s 10 per cent. participating interest in Block 98/2

On 11 January 2012, CEIL entered into an agreement with ONGC pursuant to which CEIL agreed to assign its 10 per cent. participating interest in the KG-DWN-98/2 Block to ONGC. Completion of the assignment is conditional upon the parties agreeing (i) the sum to be paid as consideration and (ii) the approval of the Government of India. On 11 April 2012, CEIL and ONGC entered into a deed of assignment and assumption, but the submission of a formal application to the Directorate of Hydrocarbons of the MoPNG for approval is still pending since the sum to be paid as consideration has yet to be finalised. Once the assignment is complete, the joint operating agreement between CEIL and ONGC dated 16 March 2005 will terminate.

4.5	Other material contracts

(a)	Share purchase agreement relating to the acquisition of Sesa Resources

On 11 June 2009, Sesa Goa entered into a share purchase agreement with the shareholders of V.S. Dempo & Co. Pvt. Ltd. (which later changed its name to Sesa Resources Limited) pursuant to which Sesa Goa agreed to purchase the entire issued share capital of Sesa Resources for a total consideration of INR 17,500 million (US$ 361 million as recorded in Vedanta’s fiscal 2011 accounts) on a debt-free and cash-free basis other than with respect to two loans owed to Mitsui and the Bank of India, New York. The sale included the entire issued share capital of Sesa Resources’ wholly-owned subsidiary, SMC, and 50 per cent. of the share capital held by Sesa Resources in Goa Maritime Private Limited. The assets acquired include mining leases, mining rights and related infrastructure in Goa, India.

The agreement contains an indemnity in favour of Sesa Resources, SMC and Sesa Goa with respect to certain representations, warranties, covenants and liabilities. The sellers’ liability in respect of (i) the sellers’ title to the shares in Sesa Resources, (ii) any tax (to the extent such amount is not covered by the retained amount provided for under the agreement) and (iii) the admiralty suit No. 31/1995 filed by Salgaocar on 19 June 1996 in the High Court of Bombay against MV Priyamvada, a transhipper owned by Sesa Resources, in relation to a collision that took place on 5 June 1994 between MV Priyamvada and MV Sanjeevani, a ship owned by Salgaocar, is limited to the purchase price.

The sellers’ aggregate liability with respect to all other claims is capped at INR 350 million (US$ 7.8 million). No such claim may be brought against the sellers unless the value of the claim is at least INR 10 million (US$ 223,964) and arises within 18 months from completion.

The agreement is governed by the laws of India.

(b)	Share prchase agreement relating to the acquisition of the zinc assets of Anglo American

On 9 May 2010, Welter Trading Limited, a wholly-owned Vedanta subsidiary, and Vedanta entered into a share purchase agreement with Anglo Operations Limited, Taurus International S.A., Anglo South Africa Capital (Pty) Ltd and Anglo American Services (UK) Limited pursuant to which the Vedanta Group agreed to purchase various zinc assets comprising (i) a 74 per cent. stake in BMM (whose assets include the Black Mountain mine and Gamsberg project in South Africa), (ii) the entire issued share capital of Skorpion, which owns the Skorpion mine and refinery in Namibia and (iii) the entire issued share capital of Lisheen, which owns the Lisheen mine in Ireland. The total consideration paid by the Vedanta Group was US$ 1,513 million.

Completion of the purchase was conditional upon receipt of various anti-trust approvals with respect to the assets. Completion of the acquisition of Skorpion, the 74 per cent. stake in BMM and Lisheen took place on 3 December 2010, 4 February 2011 and 15 February 2011, respectively.

The sellers agreed to use reasonable endeavours to procure the transfer of prospecting licences relating to BMM (including any approval required for the transfer from the South African Minister of Mineral Resources under the South African Mineral and Petroleum Resources Development Act of 2002) and the assignment of various third-party contracts to a member of the Vedanta Group.

Vedanta and Anglo American Services (UK) Limited provided guarantees with respect to the Vedanta Group’s and the sellers’ respective obligations under the agreement.

The sellers’ liability for breach of representations and warranties (other than certain core warranties) is capped at 15 per cent. of the consideration and the sellers’ aggregate liability for all claims is capped at 100 per cent. of the consideration. No claims may be brought against the sellers unless the value of all claims is at least US$ 15 million. Claims with respect to the tax warranties, environmental warranties and certain other warranties may be brought within six, two or one year(s), respectively, of the relevant completion date.

The agreement is governed by English law.

(c)	Share purchase and operation agreement relating to the acquisition of a majority stake in WCL

On 25 July 2011, Sesa Goa entered into a share purchase and operation agreement with Elenilto, WCL and Bloom Fountain Limited (“BFL”), a wholly-owned subsidiary of Sesa Goa, pursuant to which BFL agreed to acquire 51 per cent. of the fully diluted ordinary share capital of WCL for a cash consideration of US$ 90 million.

The parties agreed that as soon as reasonably practicable after signing the share purchase and operation agreement they shall execute a mineral development agreement relating to the rehabilitation and development of the Western Cluster iron ore deposits with the Government of Liberia. Completion is conditional upon ratification of the mineral development agreement by the Liberian legislature on or prior to 1 September 2011. As announced by Vedanta on 24 August 2011, the Legislature of the Republic of Liberia has ratified the mineral development agreement and completion occurred on 22 August 2011.

It is intended that Sesa Goa and Elenilto undertake the development of the Western Cluster iron ore deposits as joint venture partners. Under the share purchase and operation agreement, WCL shall appoint BFL to manage and control the operations and management of WCL’s business and Elenilto shall assist WCL in obtaining various permits, consents and licenses relating to WCL’s business and providing all reasonably necessary assistance required by BFL to run the business.

Elenilto has agreed to indemnify BFL and any member of BFL’s group for any loss suffered by BFL or such member of its group due to any misrepresentation or breach of any of Elenilto’s or WCL’s warranties, liabilities of WCL not fully disclosed to BFL prior to execution of the share purchase and operation agreement, any pending claims or claims which may be made against WCL which relate to the period prior to completion and any liabilities which BFL or a member of its group becomes subjected to as a result of BFL’s acquisition of WCL which relate to the period prior to completion and any liabilities of BFL which result from any claim against BFL by any shareholder, customer or any other party (including any governmental authority) owing to any actions taken by WCL in operating its business in the period prior to completion. There is no time limit for bringing claims with respect to warranties relating to Elenilto’s title to the shares to be purchased by BFL. Claims with respect to breach of any of the tax warranties and any other warranty must be brought within seven and three years, respectively, from the date of the share purchase agreement.

BFL provided, on behalf of WCL, a bank guarantee issued by Standard Chartered Bank, London branch in favour of the Government of Liberia.

The share purchase agreement is governed by English law.

(d)	Mineral dDevelopment Agreement in Respect of WCL

On 3 August 2011, Sesa Goa, BFL, Elenilto, WCL and the Government of Liberia entered into a Mineral Development Agreement relating to the exploration and development of the Western Cluster iron ore deposits (the “MDA”). The MDA became effective on 22 August 2011 (the “Effective Date”) following satisfaction of certain conditions, including ratification of the MDA by the Legislature of the Republic of Liberia. The initial term of the MDA is 25 years from the Effective Date and will automatically be extended to match any extensions of the term of any mining licence granted by the Government of Liberia to WCL pursuant to the MDA.

The MDA provides that exploration licences are to be granted to WCL for the exclusive exploration of iron ore deposits in the Bomi, Mano River and Bea Mountain exploration areas. The MDA sets out the procedure by which WCL may apply to the Government of Liberia for a mining licence in the event WCL discovers potentially exploitable iron ore deposits in the exploration areas subject to the exploration licences. The MDA provides that WCL be granted land use rights in relation to the land subject to any exploration licence or mining licence; provided WCL pays reasonable compensation to landowners and occupants of the land for loss of or diminution in value of the land. These land use rights terminate at the end of the term of the MDA.

WCL must pay the Government of Liberia a royalty of 4.5 per cent. multiplied by the fair market value determined in accordance with the Liberian revenue code. WCL must also pay the Government of Liberia a fee of US$ 25 million. In addition, WCL is required to develop programmes for the development and maintenance of the communities that have formed and that may form as a result of its operations in the exploration areas and to also make annual contributions ranging from US$ 2 million to US$ 3.1 million to a specially managed fund for the benefit of communities in affected counties.

In the event of a transfer of an interest in WCL, WCL or the transferor of such interest must pay a withholding tax to the Government of Liberia of 15 per cent. of the value of all cash and other consideration received by the transferor or any other entity with respect to the transfer.

No change of control of WCL is permitted by the MDA unless the change of control has received the prior written consent of the Government of Liberia or is otherwise permitted under the MDA. The MDA provides that a change of control of a shareholder of WCL (including Elenilto, BFL and any person who acquires an interest in WCL) will constitute a change of control of WCL. If a change of control is not permitted under the transfer provisions of the MDA, then a withholding tax of 15 per cent. of the value of the consideration received by the transferor may become payable in order, together with certain other conditions which need to be satisfied, for the change of control of WCL to be permitted.

WCL agreed to indemnify the Government of Liberia and its officers and agents from all losses and liabilities incurred as a direct consequence of death or injury to persons or damage to property directly resulting from the conduct of WCL.

Sesa Goa, BFL and Elenilto jointly and severally guaranteed the performance of the obligations of BFL and WCL under the MDA. Furthermore, Sesa Goa agreed to maintain a net worth of at least US$ 100 million.

The MDA is governed by Liberian law and the parties have agreed that disputes be resolved by mediation or, if not settled through mediation, by arbitration in London administered by the London Court of International Arbitration under the arbitration rules of the United Nations Commission on International Trade Law.

4.6	Sesa Sterlite Group debt facilities

As at 31 March 2012, the Sesa Sterlite Group had US$ 12,807.6 million of debt outstanding including term loans and working capital facilities. In addition, the Sesa Sterlite Group had US$ 2,722.3 million of undrawn credit facilities. Set forth below is information regarding the Sesa Sterlite Group’s debt outstanding on and after 31 March 2012.

(a)	US$ 3.5 billion term loan facility agreement between Twin Star Mauritius Holdings Limited (“TSMHL”) and others (the “Acquisition Facility Agreement”)

On 17 November 2010, Vedanta entered into the Acquisition Facility Agreement between, among others, TSMHL (a wholly-owned subsidiary of Vedanta) as borrower, Vedanta and TSEHL as the guarantors, Barclays Bank plc, Citicorp Securities Asia Pacific Limited, Credit Suisse International, Goldman Sachs Lending Partners LLC, J.P. Morgan Chase Bank, N.A. (London Branch), Morgan Stanley Senior Funding, Inc., Standard Chartered Bank and The Royal Bank of Scotland N.V., Singapore Branch as lenders, Barclays Capital, Citigroup Global Markets Asia Limited, Credit Suisse International, Goldman Sachs International, J.P. Morgan plc, Morgan Stanley Bank International Limited, Standard Chartered Bank and The Royal Bank of Scotland N.V. as arrangers, and Standard Chartered Bank as the agent.

The Acquisition Facility Agreement provided for a total aggregate amount of up to US$ 3.5 billion in cash to be advanced to TSMHL for the purpose of financing the cash consideration payable by TSMHL to the Cairn Energy Group in order to acquire up to 40 per cent. of the fully diluted share capital of Cairn India under the terms of the Cairn India Purchase Agreement. Out of the US$ 3.5 billion in cash to be advanced under the Acquisition Facility Agreement:

(i)	up to US$ 1.85 billion is to be advanced as part of a first tranche (“Tranche A”); and

(ii)	up to US$ 1.65 billion is to be advanced as part of a second tranche (“Tranche B”).

Tranche A has a final maturity of 12 months from the date of first drawdown under the Acquisition Facility Agreement, subject to an option by TSMHL to extend the facility by a further period of six months. This option is exercisable on payment by TSMHL of a fee equal to 75 basis points on the amount advanced under Tranche A and is payable on the date of exercise of the option. Tranche B has a final maturity of three years following first drawdown under the Acquisition Facility Agreement.

Drawings under the Acquisition Facility Agreement bear interest at the aggregate of (a) the applicable margin, (b) USD LIBOR and (c) additional mandatory costs. The applicable margin in relation to Tranche A is 1.75 per cent. per annum for the first year after its first drawdown date and 2.5 per cent. per annum in respect of the six months following the anniversary of its first drawdown date.

The applicable margin in relation to Tranche B is 3.25 per cent. per annum for the first 12 months after its first drawdown date. After this 12 month period, the applicable margin in relation to Tranche B will adjust by reference to the amount of time that has elapsed since first drawdown and the long-term unsecured corporate credit rating from any two rating agencies of bonds issued by the Vedanta Group.

The interest periods for both Tranche A and Tranche B over which interest is calculated can be selected by TSMHL, but must be 1, 2, 3 or 6 months or such other period as may be agreed with the agent. TSMHL may prepay amounts (in whole or in minimum amounts of US$ 25 million) at any time subject to payment of break costs in certain circumstances. Mandatory prepayment obligations may arise where there is a change of control of Vedanta (including where Mr. Anil Agarwal and his affiliates, cease to be interested in at least 35 per cent. of the issued equity share capital of Vedanta and/or cease to control the appointment of the majority of the Board of Directors and where Vedanta and certain underlying subsidiaries cease to hold requisite percentage shareholdings in such subsidiaries). The Acquisition Facility Agreement is subject to further mandatory prepayment events which are: (i) prepayments from sources derived from the sale of Cairn India shares (whether to Sesa Goa or otherwise); (ii) dividends from Cairn India shares; (iii) the sale of shares in other specified subsidiaries; (iv) the raising of new debt, equity, equity linked instruments and bond proceeds (subject to agreed thresholds and exceptions); (v) the sale of treasury stock; and (vi) the disposal of other assets by obligors under the Acquisition Facility Agreement (subject to a US$ 10 million threshold).

There are covenants, among others, in relation to the provision of information and other representations and warranties, general undertakings, events of default and indemnities customary for a facility of this nature. The principal security in relation to the facility is a share pledge by TSEHL (a wholly-owned subsidiary of Vedanta) over its shares in TSMHL.

Following the amendments to the Cairn India Purchase Agreement on 27 June 2011 (in particular, the removal of the INR 50 per Cairn India share non-compete fee), the available amounts under the Tranche A and Tranche B facilities were reduced to US$ 1.57 billion and US$ 1.40 billion, respectively, on 28 June 2011. As on 7 December 2011 US$ 1.47 billion of Tranche A and US$ 1.31 billion of Tranche B was drawn down from the above mentioned facility.

(b)	INR 100 billion term loan with State Bank of India

On 5 April 2011, VAL entered into a facility agreement with State Bank of India for an amount of INR 100 billion (US$ 2.2 billion). Subsequent to the date of the facility agreement, a syndicate of additional banks became party to the facility agreement by accession. The interest payable is benchmarked to the SBI base rate plus 225 basis points per annum. The term loan is secured against VAL’s projects and assets at Jharsuguda and guaranteed by Vedanta. The term loan is repayable by 31 March 2021.

(c)	Term loan of INR 55,690 million (US$ 1,094.3 million) by Sterlite Energy

On 29 June 2009, Sterlite Energy entered into a common rupee term loan agreement with State Bank of India, IDBI Bank Limited, Punjab National Bank, Andhra Bank, United Bank of India, Life Insurance Corporation of India, Syndicate Bank, Tamilnad Mercantile Bank Limited, Bank of India, Canara Bank, Union Bank of India, Corporation Bank, Allahabad Bank, Oriental Bank of Commerce, UCO Bank, Jammu and Kashmir Bank Limited, Central Bank of India and The Bank of Rajasthan Limited for an amount of INR 55,690 million (US$ 1,247.3 million). The interest payable is benchmarked to the State Bank Advance Rate less 0.25 per cent. per annum. Although the security creation agreements are in the process of being executed, the term loan proposed to be secured against the assets of Sterlite Energy’s 2,400MW Jharsuguda power project.

(d)	Cairn India non-convertible debentures

In October 2010, Cairn India issued non-convertible debentures (“NCDs”) for INR 22.5 billion (approximately US$ 500 million), having an average maturity of approximately two years. The NCDs are unsecured with a negative lien on the assets of Cairn India. The NCDs were issued in three tranches: (i) Series A for INR 6.25 billion (approximately US$ 140 million) with a maturity of 21 months, (ii) Series B for INR 6.25 billion (approximately US$ 140 million) with a maturity of 24 months and (iii) Series C for INR 10 billion (approximately US$ 224 million) with a maturity of 27 months. Of these tranches, Series C is a partially paid-up debenture with 10 per cent. of the amount paid up-front and the remaining 90 per cent., i.e. INR 9 billion (US$ 201,568 million), available as a commitment. A different coupon rate is applicable on each individual series of the NCDs. Series A attracts a coupon at the rate of 8.35 per cent. per annum; Series B at 8.40 per cent. and Series C attracts a coupon of 8.5 per cent. for the initial 12 months and thereafter is linked to a market-determined floating rate subject to a minimum of 8.50 per cent. per annum. In addition to the repayment of a then existing INR facility of Cairn India Group, this debt was also available for general corporate purposes. For Series A and B, Cairn India had the option to prepay the NCDs at the end of 12 months, i.e. on 12 October 2011.

(e)	Issue of US$ 500.0 million 4.0 per cent. FCCBs due 2014 by Sterlite with Deutsche Bank Securities Inc. and Morgan Stanley as underwriters

On 29 October 2009, Sterlite issued US$ 500.0 million 4.0 per cent. FCCBs due 2014. The issue price of the Sterlite FCCBs was 100 per cent. of the principal amount and interest is payable semi-annually in arrears on 30 April and 30 October each year, at a rate of 4.0 per cent. per annum. The Sterlite FCCBs will mature on

30 October 2014. The Sterlite FCCBs are convertible into Sterlite ADSs at US$ 23.33 per ADS, at the election of the bondholders at any time on the business day immediately preceding the maturity date. If the Sterlite FCCBs have not been converted, they will be redeemed at the option of Sterlite on or at any time after 4 November 2012, subject to the conditions as part of the issue.

As at 31 March 2012, there are 500,000 Sterlite FCCBs outstanding, which are convertible into 42.8688 Sterlite ADSs each. Upon implementation of the steps pursuant to the Scheme, the Sterlite FCCBs will be convertible into Sesa ADSs.

(f)	Issue of US$ 500.0 million 5.0 per cent. FCCBs due 2014 by Sesa Goa with Goldman Sachs (Asia) L.L.C. and Morgan Stanley as joint lead managers

On 30 October 2009, Sesa Goa issued US$ 500.0 million 5.0 per cent. FCCBs due 2014. The Sesa Goa FCCBs were offered by Goldman Sachs (Asia) L.L.C. and Morgan Stanley as joint lead managers. The issue price of the Sesa Goa FCCBs was 100 per cent. of the principal amount and interest is payable semi-annually in arrears on 30 April and 30 October each year, at a rate of 5.0 per cent. per annum. The Sesa Goa FCCBs will mature on 31 October 2014.

Under the terms and conditions of the Sesa Goa FCCBs, Sesa Goa is subject to certain covenants restricting Sesa Goa and its Material Subsidiaries (as defined in the terms and conditions of the Sesa Goa FCCBs) from creating or permitting to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest upon the whole or any part of their respective undertakings, assets or revenues, present or future, to secure any Relevant Indebtedness (as defined in the terms and conditions of Sesa Goa FCCBs), or any guarantee or indemnity in respect of any Relevant Indebtedness, unless Sesa Goa’s obligations under the Sesa Goa FCCBs and the trust deed dated 30 October 2009 between Sesa Goa and Citicorp International Limited are secured equally and rateably therewith or otherwise benefit identically or not materially less beneficial to the bondholders The Sesa Goa FCCBs are convertible into equity shares of Sesa Goa at INR 346.88 per share, based on a fixed US dollar/Indian rupee exchange rate of 48.00 at the election of the bondholders at any time from the 40th day after closing to 7 days prior to maturity. If the Sesa Goa FCCBs have not been converted, they will be redeemed at the option of Sesa Goa on or at any time after 30 October 2012, subject to the conditions as part of the issue.

The Sesa Goa FCCBs are each convertible into 13,837 Sesa Goa shares. As at 31 March 2012, there were 2,168 Sesa Goa FCCBs outstanding, which in aggregate would be convertible into 30.0 million Sesa shares, assuming no further adjustment to the conversion ratio pursuant to the terms and conditions of the Sesa Goa FCCBs.

(g)	US$ 500 million facility agreement between VAL as borrower, Vedanta as guarantor and Axis Bank Limited as lender

On 6 July 2009, VAL entered into a US$ 500 million loan facility agreement with Welter Trading Limited, as Vedanta Group company (“Welter”), as lender. This facility is being refinanced whereby Axis Bank Limited will replace Welter as the direct lender under the loan agreement and Vedanta will guarantee the loan facility. The rate of interest payable is US dollar LIBOR plus 400 basis points. The loan facility is repayable in three instalments from the date the loan was transformed from Welter to Axis Bank Limited. US$ 200 million of the outstanding loan falls due at the end of the fourth year, US$ 200 million of the outstanding loan falls due at the end of the fifth year and US$ 100 million of the outstanding loan falls due at the end of the sixth year. On 27 June 2011, VAL entered into an amendment and restatement agreement with Welter. On the same date, Welter and Axis Bank Limited also signed the transfer certificate giving Welter an option to transfer this facility to Axis Bank Limited within 120 days. On 13 October 2011, Welter issued a transfer notice transferring the existing loan participation to Axis Bank Limited on 25 October 2011.

(h)	US$ 500 million term loan with ICICI Bank Dubai and Bahrain

In July 2011, Monte Cello Corporation N.V. entered into a term loan agreement with ICICI Bank Dubai and Bahrain for an amount of US$ 500 million guaranteed by Vedanta. The loan bears interest at US dollar LIBOR plus 390 basis points. The loan is not secured and is repayable in two equal instalments due on 31 January 2018 and 31 July 2018, respectively.

(i)	Issue of non-convertible debentures by TSPL

On 9 December 2010 and 13 January 2011, TSPL issued non-convertible debentures aggregating INR 15,000 million (US$ 335.9 million) in two tranches, to ICICI Bank Limited and the interest payable is 9.8 per cent. per annum. The debentures are secured and have a pari passu charge on all the assets of TSPL. The debentures are redeemable in 12 quarterly Instalments beginning from 9 March 2021 and 13 April 2021, for the two tranches respectively.

(j)	US$ 226.4 million letters of credit facility agreement with ICICI Bank

On 30 August 2010 TSPL entered into a facility agreement with ICICI Bank Limited. The expiry date of the letters of credit facility agreement is 22 July 2012. In December 2010 and January 2011, TSPL set up a two tranche programme of Rated, Secured, Redeemable Non-Convertible Debentures on a private placement basis for up to INR 7.5 billion (approximately US$ 168.0 million) each having a maturity of 13 years. The issuance is secured by an unconditional and irrevocable guarantee from Sterlite Industries (India) Ltd. The coupon is 9.8 per cent. per annum and they are to be redeemed in quarterly equal instalments after the tenth year of allotment. Both tranches have been drawn.

(k)	US$ 200 million facility with State Bank of India

In July 2011, BALCO entered into an agreement with State Bank of India, London branch for external commercial borrowing of US$ 200 million for setting up a 3.25 LTPA aluminium smelter along with thermal power plant of 1200 MW at Korba. The facility is secured by first pari passu charges on all the fixed assets (excluding land) of the project and secured lenders. BALCO has fully drawn the loan and the outstanding balance as at 31 March 2012 was INR 10,008 million (US$ 196.7 million). The interest rate on this facility is six month LIBOR plus 260 basis points. The loan is repayable in three annual equal instalments starting from August 2016.

(l)	INR 10,000 million term loan with ICICI Bank Limited

In April 2008, VAL entered into a term loan agreement with ICICI Bank Limited for an amount of INR 10,000 million (US$ 196.5 million). The interest payable is 10 per cent. per annum. The term loan is not secured and is repayable in eight equal instalments on a quarterly basis with the first payment commencing in July 2011. The amount due under this loan as at 31 March 2011 was US$ 224 million.

(m)	Issue of non-convertible debentures by BALCO

On 17 November 2008, BALCO issued non-convertible debentures of INR 5,000 million (US$ 111.6 million) to Life Insurance Corporation of India and the interest payable is 12.25 per cent. per annum. The debentures are secured and have a pari passu charge on certain specified fixed assets of BALCO to the extent of 1.33 times of the issued amount. The debentures are redeemable in three equal annual instalments commencing in November 2013.

(n)	US$ 100 million external commercial borrowing with ICICI Bank Limited, Singapore branch

In June 2008, VAL entered into an external commercial borrowing loan with ICICI Bank Limited, Singapore branch of US$ 100 million. The interest payable is US dollar LIBOR plus 2.4 per cent. per annum. The loan is secured by a negative lien undertaking on the existing and future assets of the Jharsuguda project of VAL, including assets that are already charged in favour of ICICI Bank Limited and other lenders. The repayment period is from February 2012 to August 2014.

(o)	Issue of non-convertible debentures by VAL

On 23 October 2008, VAL issued non-convertible debentures of INR 4,000 million (US$ 89.6 million) to Life Insurance Corporation of India and the interest payable is 11.5 per cent. per annum. The debentures are secured and have a pari passu charge on certain specified fixed assets of VAL to the extent of 1.33 times of the issued amount. The debentures are redeemable in three equal annual instalments commencing in October 2013.

(p)	Issue of non-convertible debentures by Sterlite

On 10 April 2003, Sterlite Industries issued non-convertible debentures of INR 1,000 million (US$ 22.4 million) (of which INR 400 million (US$ 9.0 million) has been repaid) to Life Insurance Corporation of India and the interest payable is 8 per cent. per annum. The debentures are secured and have a pari passu charge on certain specified fixed assets of Sterlite Industries. The outstanding debentures of INR 600 million (US$ 13.4 million) are redeemable on 10 April 2013.

5.	LITIGATION

5.1	BALCO

(a)	BALCO is involved in litigation relating to its alleged engagement in the illegal felling of trees situated on forest land.

BALCO is currently involved in public interest litigation filed by Sarthak, a NGO, and a private individual, Mr Bhupesh Baghel, before the Forest Bench of the Supreme Court of India. The dispute concerns BALCO’s alleged encroachment of forest land where the Korba facility is situated. The petitioners allege that the land belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on the land, which is in violation of the Forest Act. After the matter’s referral to the CEC by the Supreme Court, the CEC submitted a report on 17 October 2007 recommending that BALCO be directed to seek ex-post facto approval for the diversion of forest land in its possession for non-forest use. This matter is currently pending.

On 29 February 2008, the Supreme Court separately issued an order prohibiting the felling of trees pending resolution of the above dispute. The petitioners subsequently filed an application alleging contempt by BALCO of the Supreme Court’s order, which was heard on 26 March 2010, and referred to the CEC on 23

April 2010. As per the CEC’s recommendation in 2007, BALCO filed a without prejudice application agreeing to pay the net present value on forest land. The application was listed on 7 May 2012, upon which the CEC requested a four week time period to submit its report on the contempt application referred to it by the Supreme Court.

In the event that the Supreme Court rules against BALCO, BALCO may be required to pay the net present value of the land in question to convert the forest land to non-forest use. The maximum amount payable, based on the highest prescribed rate, is approximately INR 63.9 million (US$ 1.23 million).

5.2	HZL

(a)	HZL is involved in litigation proceedings relating to the renewal of one of its mining leases.

On 16 March 2010, HZL filed an application before the Supreme Court seeking clarification of a Supreme Court order dated 19 February 2010 relating to a writ petition filed by T. N. Godavarman against the Union of India. In the order, the Supreme Court had directed that any lease-holders subject to pending lease-renewal applications would be prohibited from undertaking any mining operations until further orders were made. Several lease-holders objected that this order is inconsistent with the deeming provision under Rule 24A of the Mines and Mineral (Development and Regulation) Rules 1960, which provides that a mining lease is deemed to be extended in the event that the application for its renewal is not disposed of by the relevant State Government before expiry of the lease.

As a result of this order, HZL’s application for renewal of its lease was deferred. However, HZL contended that it is not subject to the order, as its mining lease for the Zawar mines had not expired. HZL further contended that, in its order, the Supreme Court does not restrain the Forest Advisory Committee of the MoEF from processing lease-renewal applications using merit-based assessments.

HZL has requested that the Supreme Court clarify that the Forest Advisory Committee is not prohibited from considering HZL’s renewal application and that, if the Committee grants approval, the Government of Rajasthan should be directed to renew the lease. HZL has further requested that it be permitted to continue mining operations pending the renewal of its mining lease. The MoEF has recommended the renewal and the case is awaiting listing.

The claim amount is not currently quantifiable.

(b)	The Department of Mines and Geology and the Ministry of Mines have issued notice demands relating to HZL’s unauthorised mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines.

Between August and October 2006, the Department of Mines and Geology of the State of Rajasthan (the “Department of Mines and Geology”) issued several show cause notices to HZL with an aggregate amount of to US$ 83.5 million. The notices were issued in relation to alleged unlawful mining of minerals associate with zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. In addition, the Department of Mines and Geology has also demanded an aggregate of INR 48 million (US$ 0.9 million) with respect to alleged arrears in royalty payments at these mines on the grounds that HZL had incorrectly calculated the royalty payments from April 1971 to March 2000. The writ petitions that had been filed in this regard were disposed of by the High Court of Rajasthan, which upheld HZL’s calculations of the royalties due as having been done appropriately.

(c)	HZL is involved in ongoing litigation relating to environmental and health cess imposed by the State of Rajasthan under the Rajasthan Finance Act 2008.

HZL filed an application before the Supreme Court in January 2012 against a judgment of the High Court of Rajasthan which held that the imposition of environmental and health cess under the Rajasthan Finance Act, 2008 (the “Rajasthan Finance Act”) on the extraction of minerals was constitutionally valid. If the imposition of this cess under the Rajasthan Finance Act is held to be valid, cess in the amount of INR 80 per tonne of ore would be levied. The Supreme Court has issued a stay against the application of the cess and an order dated 23 March 2012 that no action be taken for purposes of collecting the cess. The matter is still pending before the Supreme Court and has not yet been listed for hearing.

5.3	MALCO

(a)	MALCO is currently subject to claims brought by the Tamil Nadu Electricity Board regarding its alleged failure to pay applicable electricity consumption tax on self-generated power.

Proceedings have been brought against MALCO by the Tamil Nadu Electricity Board (“TNEB”) (a statutory body constituted by the State Government of Tamil Nadu to function as the State Transmission Utility and Licensee) and the Government of Tamil Nadu. It has been alleged that MALCO failed to pay the applicable electricity consumption tax on self-generated power from MALCO’s CPP at Mettur Dam during the period from May 1999 to June 2003. MALCO filed a writ petition before the High Court of Madras against the claim made and has sought exemption from the levy of electricity consumption tax.

The TNEB has also alleged that MALCO failed to pay applicable electricity duty, tax and additional duties on the surplus power that it sold to one of its associates. MALCO has asserted that it has no liability to the TNEB, as the sale of surplus power was conducted through the TNEB. The TNEB issued a disconnection notice on 4 August 2001, which was stayed by the High Court of Madras by orders dated 24 August 2001 and 15 September 2003.

The matter was last heard on 9 February 2011, when the High Court of Madras passed an order remanding the matter to the State Government of Tamil Nadu, with a direction to reconsider the representation made by MALCO seeking a tax exemption on the consumption of electricity

The claim is valued at US$ 25.7 million in aggregate as at 23 July 2004.

(b)	MALCO has challenged a self-generation tax levy under a new statute.

The State Government of Tamil Nadu has imposed a tax on the consumption of self-generated electricity under the Indian Sale and Consumption of Electricity Act 2003. MALCO, together with other petitioners, filed a writ petition before the High Court of Madras challenging the validity of this tax on constitutional grounds, which was dismissed by the Single Bench of the High Court of Madras.

MALCO made a further appeal with the other petitioners to the Division Bench of the High Court of Madras, which, on 22 September 2008, was dismissed. The petitioners filed a special leave petition before the Supreme Court against the orders of the Division Bench of the High Court of Madras, and it was held by the Supreme Court that companies granted exemptions under the Old Electricity Act 1962 should continue to enjoy the benefits of the exemptions.

Should the High Court of Madras and/or the Government of Tamil Nadu decide the exemption case in MALCO’s favour under the Old Electricity Act 1962, MALCO may become entitled to protection from the tax on consumption of self-generated electricity under the Tamil Nadu Tax on Sale and Consumption of Electricity Act 2003.

The State Government of Tamil Nadu has enacted legislation in an effort to negate the effect of the Supreme Court’s order. Some of the petitioners have challenged the legislation and the matter is yet to come up for hearing.

The claim amount is not currently quantifiable, as the tax liability (if any) will be calculated to the period when this matter is resolved.

5.4	Richter Holdings Ltd

(a)	Richter Holdings Ltd. (“Richter”) is currently involved in a dispute with the Indian Tax Department pertaining to taxes arising from share acquisitions.

In 2007, Vedanta acquired Sesa Goa through its wholly-owned subsidiaries Richter and Westglobe Limited by acquiring outstanding shares in Finsider International Company Limited (“Finsider”), an entity that held Mitsui’s 51.0 per cent. interest in Sesa Goa. In October 2009, the Indian Income Tax Department (the “Indian Tax Department”) issued a show cause notice to Richter requiring an explanation as to its tax evasion and contending that the acquisition of Finsider shares amounted to an indirect acquisition of Sesa Goa and, accordingly gave rise to taxable capital gains.

Richter filed a writ petition in the High Court of Karnataka to quash the show cause notice. On 24 March 2011, the Single Judge directed Richter to submit its arguments to the Indian Tax Department. Richter thereafter filed an appeal against the order of Single Judge on 19 April 2011 in the Division Bench of High Court. The High Court disposed of the writ appeal and directed Richter to present its case to the Indian Tax Department. The High Court also granted leave for Richter to approach the High Court directly should it not be satisfied with the order of the Indian Tax Department on the issue of jurisdiction.

In January 2012, the Supreme Court held that, in overseas transactions, the Indian government does not have jurisdiction to levy withholding tax on income received from the sale of assets located in India. However, there is currently proposed legislation before the Indian government that would permit the Indian Tax Department retrospectively to impose tax liability on any income deemed to accrue or arise in India, which would include income from any direct or indirect transfer of assets substantially located in India.

The dispute amount is not currently quantifiable.

5.5	Sesa Goa

(a)	Sesa Goa is involved in proceedings challenging the constitutional validity of the Goa Rural Improvement and Welfare Cess Act 2000.

Sesa Goa filed two writ petitions before the High Court of Bombay against the State of Goa and others in relation to the levy of cess by the Government of Goa on mineral ore and coke and the transportation thereof. In doing so, Sesa Goa has challenged the constitutional validity of the Goa Rural Improvement and Welfare Cess Act 2000, on the ground that the Act is beyond the legislative competence of the State legislature, and has requested the High Court of Bombay direct the respondents to refund the sums paid by Sesa Goa to date plus interest at 12 per cent. per annum.

Sesa Goa has also filed various applications before the High Court of Bombay requesting a stay on the demand notices issued by the Directorate of Transport of the Government of Goa on 27 July 2010, 16 August 2010, 28 September 2010 and two notices dated 24 June 2011 for INR 62,755,860 (US$ 1.41 million), INR 12,555,000 (US$ 281,187), INR 513,495,380 (US$ 11.5 million), INR 80,564,680 and INR 117,409,240, respectively.

Similar notices were issued to Sesa Resources dated 1 April 2009, 27 July 2010, 28 September 2010, two notices dated 24 June 2011 for INR 12,697,850, INR 14,962,520, INR 118,467,880, INR 17,067,800, INR 4,253,000, respectively, and to SMC dated 28 September 2010 for INR 175,693,820. Sesa Goa, Sesa Resources and SMC have filed stay applications in respect of the demand notices.

By an order dated 8 July 2011, the High Court of Bombay has refused to grant an interim stay but stated that no action should be initiated under the Act. In addition, the High Court of Bombay has stated that the recovery, if any, under this Act should be subject to the result of these writ petitions.

Sesa Resources and SMC further received demand notices dated 13 March 2012 and 9 March 2012 for INR 22,460,780 and INR 17,596,420, respectively, which are subject to challenge before the High Court of Bombay.

The next hearing date has not yet been scheduled.

(b)	Sesa Goa is being investigated by the Serious Fraud Investigation Office in relation to its corporate governance.

On 23 October 2009, the Ministry of Corporate Affairs ordered that the Serious Fraud Investigation Office (the “SFIO”) conduct an investigation into the affairs of Sesa Goa and its then subsidiary, Sesa Industries, which was amalgamated with Sesa Goa on 14 February 2011. The investigation, which was initiated following allegations made by a shareholder, Ms. Krishna Bajaj, is in respect of alleged mismanagement, malpractices and financial and other irregularities, including alleged siphoning and diversion of funds. These alleged events occurred primarily in the period prior to the Vedanta Group’s acquisition of Sesa Goa.

On 26 May 2011, following the completion of the investigation, the SFIO issued a report that affirmed the specific allegations of under-invoicing in the exporting of iron ore, over-invoicing in the importing of coal, commission to Mitsui, and other violations under the Indian Companies Act during the period from 2001 to 2007. The report recommended that action be taken against the directors of Sesa Goa during the aforementioned period. In response, Sesa Goa filed two representations on 21 June 2011 and 1 July 2011 to the secretary of the Ministry of Corporate Affairs, explaining in detail its position on the allegations made in the SFIO’s report and denying the allegations made therein.

The financial impact, if any, of the investigation is not presently quantifiable.

(c)	Sesa Goa is currently involved in criminal proceedings based on allegations by a shareholder that share issuance and buybacks in 2000 and 2003 respectively did not comply with the full provisions of the offering documents.

In 2000, Ms. Krishna Bajaj, a shareholder of Sesa Goa, filed a complaint against the then directors of Sesa Industries before the Court of the Metropolitan Magistrate in Mumbai, alleging that the shares issued on a preferential basis by Sesa Industries in 1993 to the shareholders of Sesa Goa were not listed within 12 to 18 months of the offer, in line with what was stated in the offering document.

Charges were brought against the four individuals who served as directors of Sesa Industries at the time of the share issue, who pleaded not guilty on their appearance before the Magistrate on 16 June 2009. The four directors have filed a criminal application in the High Court of Bombay challenging the Magistrate’s order of framing charges against them. Under an order dated 15 April 2010, proceedings before the Magistrate have been stayed until disposal of the matter before the High Court of Bombay. The next hearing has not yet been scheduled.

In 2003, Ms. Bajaj also filed another complaint against Sesa Industries, Sesa Goa and both entities’ directors at this time, alleging that, when Sesa Goa had offered in 2003 to buyback the shares of Sesa Industries issued on a preferential basis in 1993 from the minority shareholders of Sesa Industries (including herself), it had committed the same offence as alleged above. Accordingly, Ms. Bajaj alleged that Sesa Industries, Sesa Goa and the directors of both entities at this time should also be liable for the failure to list the shares of Sesa Industries and for other allegations of irregularities under the Companies Act.

In October 2006, the Magistrate issued an order for process against Sesa Industries, Sesa Goa and the directors of the entities at this time, against which a criminal writ petition was filed by Sesa Industries, Sesa Goa and both entities’ then directors before the High Court of Bombay. The High Court of Bombay ruled in favour of Sesa Industries, Sesa Goa and both entities’ then directors and quashed Ms. Bajaj’s petition.

Ms. Bajaj has since filed a special leave petition in the Supreme Court challenging the order of the High Court of Bombay. Ms. Bajaj requested the admission of the special leave petition and asked for a stay on the order passed by the High Court of Bombay, which was not granted. Ms. Bajaj further submitted an application to implead the SFIO as a party to the proceedings. The matter was heard on 11 November 2011 and Ms. Bajaj’s application was allowed. The date for the next hearing has not yet been fixed.

The financial impact, if any, of the proceedings is not presently quantifiable.

(d)	Sesa Goa is involved in various proceedings regarding alleged breaches of environmental laws.

(i)	Writ petition filed by the Goa Foundation

Sesa Goa is currently involved in a writ petition and civil application filed by the Goa Foundation, a private organisation, against the State of Goa and others in the High Court of Bombay. The petitioner filing the application brought to the attention of the High Court of Bombay the decision of the Indian Board of Wildlife on 21 January 2002 requiring all land falling within 10 kilometres of the boundaries of national parks and sanctuaries to be notified as eco-fragile. The application challenges mining leases granted to private parties in ecologically fragile zones where applicable environmental clearance has not been obtained.

In a separate writ petition filed by the Goa Foundation, the Supreme Court passed an order directing the Government of India to issue orders of closure against units that are continuing to operate in violation of environmental laws. The High Court of Bombay proceedings have been stayed until the Supreme Court decision has been pronounced. On 2 March 2005, the Government of India issued an order directing that all State Governments and union territory administrations immediately close down all defaulting units. The order was stayed by the Supreme Court on 11 March 2005, before being modified to confirm that those mining units operating without the required clearance are to be governed by the 2 March 2005 order. The next hearing has been scheduled for 17 June 2012.

The claim amount in this case is not presently quantifiable.

(ii)	Notices issued by the Goa State Pollution Control Board

Under provisions of the Air Act and Water Act, the Goa State Pollution Control Board (“GSPCB”) has issued notices to certain Goa mines relating to the non-receipt of clearances from the relevant wildlife authority. GSPCB has directed Sesa Goa to suspend operations in its mine units located in Codli village with immediate effect. The notices were issued in relation to Sesa Goa’s Codli mines bearing T.C. No. 69/51 and 70/52.

Sesa Goa has filed an appeal against this direction before the Administrative Tribunal in North Goa and has obtained a stay on the direction of the GSPCB. In a letter dated 26 August 2010, the Indian Deputy Conservator of Forests closed the offence against Sesa Goa, with the direction that no mining activities should take place in Survey Nos. 46 and 54 of Codli without approval under the Forest Act. On 24 September 2010, Sesa Goa filed an affidavit informing the Administrative Tribunal of the letter received from the Deputy Conservator of Forests. Sesa Goa has received the necessary approval from the Chief Wildlife Warden for TC No. 70/52. The proceedings are ongoing and the matter has currently been adjourned to 29 June 2012.

The financial impact of this matter is not presently quantifiable.

(iii)	Writ petitions filed by certain residents of Amona

Certain local residents of Amona have filed a writ petition against Sesa Goa and Sesa Industries (which has since been amalgamated with Sesa Goa) before the High Court of Bombay. The petition alleges that the entities are responsible for pollution from industrial activities in the village of Amona and seeks an order to shut down one of Sesa Goa’s plants located in Amona and to appoint NEERI to conduct an inquiry into the adverse effects of graphite pollution on humans, agriculture and fishing.

The High Court of Bombay appointed NEERI to conduct an inspection, which resulted in the submission of a report by NEERI in December 2008 largely in Sesa Goa’s favour. The High Court of Bombay subsequently directed the parties to file their responses to the report and ordered a further inspection by the GSPCB to check the level of river pollution in Amona. The report submitted by the GSPCB concluded that no pollution was caused to the river by Sesa Goa’s plants. The High Court of Bombay directed the GSPCB to evaluate whether the drainage to the river caused any pollution during the monsoon season, and the inspection report filed by the GSPCB does not contain any adverse observations against Sesa Goa. The petitioners have since filed an application for amendment of the petition. In an order dated 8 August 2011, the petitioners’ application was amended to incorporate Damodar Mangalji & Co. Limited, GEPL and the IBM as additional parties. The next hearing date has not yet been scheduled.

The claim amount is not currently quantifiable.

(iv)	Writ petitions filed by Mr. Akash Naik, the Goa Foundation and Mr. Vithal S. Gaonkar

The Goa Foundation, a private resident of Advalpal village in Goa, Mr. Akash Naik and certain others filed a writ petition in the High Court of Bombay against the State of Goa, Sesa Goa and others, challenging the operation of the mining lease at the Orasso Dongor mine owned by Sesa Goa. The petition alleges that: (i) the mining lease has lapsed; (ii) the lease did not have prior clearance under the provisions of the Forest Act; and (iii) environmental clearance and other approvals issued to Sesa Goa are in violation of Indian law and do not relate to a valid lease.

Mr. Naik has also sought an order from the High Court of Bombay to restrain Sesa Goa from continuing its mining operations under Phases 1 and 2 of the lease and to direct Sesa Goa to remove the illegal mining waste. On 6 January 2010, the High Court of Bombay directed Sesa Goa to remove the mining waste accumulated during Phase 1 of operations by the end of April 2010 and noted Sesa Goa’s commitment that it would inform the High Court of Bombay prior to commencing mining activity in Phase 2 in the event that its revised mining plans are approved by the IBM.

On 9 April 2010, Mr Vithal S. Gaonkar, another private resident of Advalpal village, filed a writ petition in the High Court of Bombay against the State of Goa and Sesa Goa in relation to waste removal activities of Sesa Goa, alleging that it amounted to a threat to the lives and property of the villagers. Mr Gaonkar is seeking that Sesa Goa be refrained from relocating the waste until it obtains requisite permission of the authorities and/or after obtaining a report from an independent technical agency on scientific relocation of the waste. On 29 April 2010, the High Court of Bombay passed an order directing Sesa Goa not to remove the mining waste from Phase 1 and appointing NEERI to oversee the work of removing the mining waste from Phase 1.

On 3 August 2010, the High Court of Bombay ordered that NEERI submit a report by 31 December 2010 suggesting how such mining waste should be removed and ordered Sesa Goa to complete the removal by 31 March 2011. NEERI’s report, which was filed with the High Court of Bombay, was not in favour of removal of the mining waste.

In addition, Sesa Goa has now obtained the IBM’s approval of its revised mining plans and has therefore filed an application before the High Court of Bombay seeking approval to commence mining work for Phase 2 of the mine. The Goa Foundation has filed a writ petition seeking an injunction from the High Court of Bombay against Sesa Goa to restrain it from carrying out Phase 2 operations. Sesa Goa filed its reply before the High Court of Bombay and also filed an application requesting the High Court of Bombay to relieve Sesa Goa of completing the removal of the waste, in accordance with NEERI’s recommendation. The Goa Foundation has filed an application to set aside NEERI’s report. The next hearing date has not yet been scheduled.

The claim amount in these cases is not presently quantifiable.

(v)	Writ petition filed by villagers of Shirgao

In January 2008, a writ petition was filed by certain villagers of Shirgao before the High Court of Bombay against Sirigao Nagarik Sanghatana Sirigao-Goa, the State of Goa, SMC and certain other parties, alleging environmental degradation and adverse impact on water resources due to mining activities carried out by certain companies including Sesa Goa. On 3 May 2008, the petitioners also filed an application seeking immediate stoppage of mineral ore transport or any further mining activity that creates noise, air or dust pollution.

On 8 July 2010, the High Court of Bombay directed that the GSPCB submit a report on the compliance by these mining companies with the GSPCB’s directions and the terms and recommendations of its order dated 23 February 2010. Pursuant to a further order dated 14 March 2011, the High Court of Bombay appointed the National Geophysical Research Institute (“NGRI”) to submit a report within two months on issues relating to the water resources, which was later extended to December 2011. The NGRI filed its report on 19 March 2012.

An amicus curiae, Norma Alvares, subsequently filed an affidavit alleging that the report was prepared to assist the mining companies and does not comply with the order of the High Court of Bombay to identify the source of the water to Dondachi talli. Consequently, the High Court of Bombay issued a notice to NGRI directing it to be present at the next hearing date.

On 8 May 2012, Sesa Goa received approval for an application to carry out pre-monsoon prevention measures under the supervision of the GSPCB and the Directorate of the Mines and Geology.

The claim amount is not currently quantifiable.

(e)	Sesa Goa is involved in proceedings relating to alleged violation of its lease for the land on which its pig iron plant in Amona is located.

In December 2005, the Comunidade of Amona filed a notice (subsequently modified in February 2006) alleging that Sesa Goa had violated the terms of a lease entered into between Sesa Goa and the Comunidade of Amona in relation to the land where the pig iron plant of Sesa Goa is located. The notice requested that, within thirty days, Sesa Goa reply and explain why the lease should not be forfeited. Sesa Goa filed two civil appeals before the Administrator of Comunidade of North Zone Mapusa in Goa in response to the allegation that had sub-leased part of the land to a private company. The next hearing is scheduled for 19 June 2012.

The claim amount in this matter is not presently quantifiable. In the event of an adverse order against Sesa Goa, this plant may have to be relocated.

(f)	Sesa Goa is challenging the Government of Karnataka’s imposition of a forest development tax on Sesa Goa’s sales of iron ore.

On 27 October 2008, Sesa Goa filed a writ petition in the High Court of Karnataka against the Government of Karnataka and other parties challenging the imposition of the forest development tax. The tax is calculated at a rate of 12 per cent. of the value of iron ore sold by Sesa Goa from the mining leases in the forest area, pursuant to the terms of the notification dated 16 August 2008 issued by the Government of Karnataka and a memorandum/common order dated 30 September 2008 issued by the Deputy Conservator of Forests.

The High Court of Karnataka initially granted an interim stay against the implementation of the notification. However, pursuant to its order dated 19 August 2009, the Division Bench of the High Court set aside the interim order and permitted the levy of the forest development tax. However, the order directed that the demand be restricted to 50 per cent. of the forest development tax as an interim arrangement, pending the disposal of the writ petition.

An application was filed by Sesa Goa before the High Court of Karnataka seeking modification the order, but it was not taken up for hearing. In November 2009, Sesa Goa filed a special leave petition before the Supreme Court against the order of the High Court of Karnataka and, on 30 November 2009, the Supreme Court directed that Sesa Goa’s application for modification of the order be disposed and directed Sesa Goa to furnish a bank guarantee towards payment of the forest development tax. The matter was heard on 5 April 2010 and Sesa Goa was directed by the High Court of Karnataka to pay 25 per cent. of the demand in cash and to furnish a bank guarantee for the remaining 25 per cent. The next hearing date has been scheduled for 8 June 2012.

The claim amount is not currently quantifiable.

5.6	SOVL

(a)	SOVL has commenced proceedings against the Government of India in response to its challenge of SOVL’s decision to exercise its call option to purchase the Government of India’s remaining 29.5 per cent. ownership interest in HZL.

Under the terms of the shareholders’ agreement between the Government of India and SOVL regarding HZL, SOVL was granted two call options to acquire all of the shares in HZL held by the Government of India at the date of exercise of the option. The first call option was exercised by SOVL on 29 August 2003.

SOVL filed an arbitration application pursuant to section 11(6) of the Arbitration Act in the Delhi High Court petitioning the court to constitute an arbitral tribunal. The arbitration application was heard on 18 May 2010, and the Government of India informed that they had appointed an arbitrator. By an order dated 18 May 2010, the court directed the parties to appoint mediators for mediation of the dispute. The mediation was unsuccessful. Consequently, an arbitral tribunal was constituted. The tribunal directed SOVL to submit its claim statement and its response, and has scheduled the next date for hearing on 11 August 2012.

The amount of SOVL’s claim against the Government of India is not currently quantifiable, as SOVL is seeking specific performance as a remedy. However, based solely on the closing market price of HZL’s shares on the NSE on 30 March 2012 (the last trading day in March 2012) of INR 132.35 per share (US$ 2.60 per share), and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 1,247,950,590 shares in HZL would be INR 165,166 million (approximately US$ 3.245.6 billion).

5.7	Sterlite

(a)	Sterlite has commenced proceedings against the Government of India in response to its challenge of Sterlite’s decision to exercise its call option to purchase the Government of India’s remaining 49 per cent. ownership interest in BALCO.

Under the terms of the shareholders’ agreement between the Government of India and Sterlite, Sterlite was granted two call options to acquire all of the shares in BALCO held by the Government of India at the time of exercise. Sterlite’s exercise of a second call option to acquire the remaining shares in BALCO held by the Government of India has now resulted in arbitration proceedings.

On 22 January 2011, the arbitration tribunal rejected Sterlite’s claims, stating that provisions in the shareholders’ agreement relating to the call option, the right of first refusal, the tag-along rights and the restriction on the transfer of shares violate certain clauses in the Indian Companies Act. On 23 April 2011, Sterlite filed an application under the Arbitration Act in the High Court of Delhi to set aside the tribunal’s award. This application is listed for final hearing on 6 August 2012.

The amount of Sterlite’s claim against the Government of India is not quantifiable, as Sterlite is seeking specific performance as a remedy.

(b)	Sterlite is involved in various litigation proceedings stemming from the proposed cancellation of permits and environmental approvals as a result of its alleged violation of certain air, water and hazardous waste management regulations at its Tuticorin plant.

Between 1996 and 1998, several writ petitions were filed before the High Court of Madras by various non-governmental organisations such as the National Trust for Clean Environment, political parties and certain private citizens in relation to the operations of Sterlite’s copper smelting plant at Tuticorin, located in the State of Tamil Nadu in India. These writ petitions allege, among other things, that sulphur dioxide emissions from Sterlite’s copper smelting operations at Tuticorin are causing air, water and hazardous waste pollution, which has led to damage to the marine ecosystem and the lives of Tuticorin inhabitants. On 28 September 2010, the High Court of Madras ordered the closure of Sterlite’s Tuticorin smelter. After Sterlite filed an application to the Supreme Court to set aside the order of the High Court of Madras, the Supreme Court stayed the order until further notice. The Supreme Court directed TNPCB, NEERI and the CPCB to implement certain measures to improve the copper smelter unit at Tuticorin. Sterlite has either complied with or is in the process of complying with these measures and the matter is scheduled for hearing in the fourth week of August 2012. The stay order granted by the Supreme Court remains in effect and the copper smelter at Tuticorin continues to operate at rated capacity.

(c)	Sterlite is involved in litigation brought by a private individual challenging the grant of environmental clearance for an expansion project.

In December 2009, a private individual, Mr. Pushparayan, filed a writ petition against Sterlite in the High Court of Madras challenging the grant of environmental clearance for Sterlite’s expansion project from 400,000 mtpa to 800,000 mtpa of copper production. The petitioner is seeking an order from the High Court of Madras declaring the environmental clearance as legally flawed, due to the importance of conducting a public hearing before agreeing the expansion of the smelter plant.

The writ petition filed has been admitted without any adverse order or direction and was heard on 5 January 2010. Sterlite’s submission to the High Court of Madras that the petitioner should have filed an appeal before the National Environmental Appellate Authority of India was rejected, with the High Court holding that the matter should be decided on its merits. On 16 April 2010, counter-affidavits were filed by the TNPCB and the MoEF. The writ petition has been adjourned pending the Supreme Court’s review of the special leave petition. A hearing has been scheduled for the second week of June 2012.

(d)	Sterlite is involved in appeal proceedings brought by the SEBI to overrule the SAT’s decision that Sterlite has not violated regulations prohibiting fraudulent and unfair trading practices.

In April 2001, SEBI ordered prosecution proceedings to be brought against Sterlite, alleging that Sterlite had violated Indian regulations prohibiting fraudulent and unfair trading practices by manipulating the price of its shares in connection with its proposed acquisition of shares in the Indian Aluminium Company Limited (“INDAL”) and its proposed open offer to the shareholders of INDAL in 1998. SEBI also alleged that MALCO provided funds to an entity allegedly controlled by the Vedanta Group to enable its associate to purchase Sterlite’s shares as part of a connected price manipulation exercise. SEBI’s April 2001 order prohibited Sterlite from accessing the capital markets for a period of two years, but it was overruled by the SAT on 22 October 2001 on the grounds that there was a lack of sufficient material evidence to establish that Sterlite had, directly or indirectly, engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting Sterlite from accessing the capital markets. On 9 November 2001, SEBI appealed to the High Court of Bombay. A hearing date has still not been scheduled and no further action or procedures have taken place since 2001.

In addition to the civil proceedings before the Court of the Metropolitan Magistrate in Bombay, SEBI also initiated criminal proceedings in 2001 before the Court of the Metropolitan Magistrate in Mumbai against Sterlite, Vedanta’s executive chairman (Mr. Anil Agarwal), Sterlite’s director of finance (Mr. Tarun Jain) and MALCO’s then chief financial officer. When SEBI’s order was overturned in October 2001, Sterlite filed a petition before the High Court of Bombay to defend these criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. On 2 December 2005, the High Court of Bombay granted an interim stay of the criminal proceedings. The proceedings before the court of the Metropolitan Magistrate in Bombay is currently pending, and a hearing date has now been set for 17 July 2012. The petition filed by Sterlite before the High Court of Bombay is also pending with the next date of hearing yet to be fixed.

The claim amounts in respect of both the civil and criminal proceedings are not presently quantifiable.

(e)	Dispute with the Central Excise Department of the Government of India

The Central Excise Department has issued an ex-parte notice to Sterlite demanding the reversal of a Cenvat credit of INR 3,150 million (US$ 70,548,712) along with interest of INR 8.78 million (US$ 1,966,405). The notice has been issued for the non-compliance with rules 4(5a) and 4(6) of the Cenvat Credit Rules within a stipulated time frame, in respect of the non-return of job work challans (notices) for the period March to September 2009. The Central Excise Department additionally alleged that Sterlite violated the licence conditions for the same period.

A total of four writ petitions were filed before the High Court of Madras by the Central Excise Department. These writ petitions and an associated contempt petition were heard on 29 July 2010 by the High Court of Madras and were reserved for orders.

By a common order passed in writ petitions numbers 8123/2010 and 8135/2010, the High Court of Madras remanded the matter to be heard and determined by a fresh set of officers in the case of writ petition 8123/2010 and granted a stay in respect of writ petition 8135/2010 pending disposal of the fresh inquiry. By another common order passed in writ petition numbers 9744/2010 and 9745/2010, the High Court of Madras dismissed the writ petitions. Consequently, the High Court of Madras dismissed the contempt petition filed by Sterlite. The High Court of Madras while disposing of the writ petition directed the Central Excise Department to investigate the matter afresh. The Central Excise Department subsequently issued a show cause notice dated 9 September 2011 for the reversal of credit attributable to the inputs or capital goods by debiting the Cenvat credit account. This was contested by Sterlite and Sterlite received a favourable decision. The demand of INR 315 crores under the ex-parte notice has therefore been dropped by the Assistant Commissioner of Central Excise.

The Central Excise Department conducted an inquiry into the alleged non-compliance, and on 10 January 2012, dismissed the proceedings. The Central Excise Department has completed an investigation into the violation of the advance license conditions, but it has not served any show cause notices in relation to this.

Sterlite filed two writ appeals before the High Court of Madras challenging the orders dated 29 April 2011 passed in respect of writ petition numbers 8135 and 9744. These writ appeals were admitted on 1 August 2011, following which the High Court of Madras directed the respondents to maintain the status quo. These writ appeals have been adjourned from time to time. Recently, the Commissioner of Customs, Tuticorin, filed a petition for impleading it as one of the Respondents in these Writ Appeals. The petition was heard on 18 April 2012 and was allowed. The next date for the appeal hearings is yet to be determined.

5.8	Twin Star

(a)	Three former subsidiaries of Twin Star have been issued with orders to pay outstanding income tax.

In December 2001 and January 2002, the Indian Tax Department issued block assessment orders for unpaid income tax (including interest) of approximately US$ 57.3 million. The orders were issued against three former Indian subsidiaries of Twin Star that previously held Twin Star’s interests in Sterlite and MALCO, which are in the process of being wound up. Twin Star has furnished bank and corporate guarantees for the amount of the tax claims and interest thereon.

The three subsidiaries filed an appeal against the block assessment orders. In orders dated 31 October 2003 and 4 November 2003, the Commissioner of Income Tax (Appeals) disallowed an assessment of undisclosed income by the Indian Tax Department totalling approximately US$ 74.6 million, of which approximately US$ 57.5 million (including interest) had been assessed as income tax. The Commissioner of Income Tax (Appeals) allowed an assessment of undisclosed income by the Indian Tax Department totalling approximately US$ 4.5 million, of which approximately US$ 2.9 million (excluding interest) had been assessed as income tax.

The three subsidiaries and the Indian Tax Department filed separate appeals against the orders of the Commissioner of Income Tax (Appeals) before the Income Tax Appellate Tribunal. On 30 April 2007, the Income Tax Appellate Tribunal upheld the decision of the Commissioner of Income Tax (Appeals) and dismissed the appeal filed by the Indian Tax Department. The appeals filed by the Indian Tax Department before the High Court of Bombay were dismissed on the grounds that no substantial question of law arose. The three subsidiaries have filed special leave petitions before the Supreme Court. A hearing has yet to be scheduled.

The Indian Tax Department subsequently issued notices to the three subsidiaries seeking to reopen the assessment of undisclosed income and assess the alleged income. The three subsidiaries have filed writ petitions in the High Court of Bombay against these reassessment proceedings. An interim stay has been granted and further hearings before the High Court of Bombay are in progress.

5.9	VAL

(a)	Petitions have been filed in the Supreme Court and the High Court of Orissa to seek the cessation of construction of VAL’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.

In 2004, a writ petition was filed by Daitari Pradhan, a private individual, against Sterlite, VAL, the State of Orissa, OMC, Orissa Infrastructure Development Corporation (“OIDC”) and others, before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease by OMC to VAL and Sterlite to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest Act. The petition further alleges that the felling of trees and construction of the alumina refinery by Sterlite and VAL, and the development of the mine, would also have an adverse impact on the environment.

The petition seeks to: (i) restrain the grant by OMC of the mining lease to VAL and Sterlite to mine bauxite in the Niyamgiri Hills at Lanjigarh; (ii) declare the memorandum of understanding entered into between OMC and VAL void; (iii) obtain a court direction for the immediate cessation of construction of the alumina refinery by VAL; and (iv) obtain an unspecified amount of compensation from Sterlite and VAL for damage caused to the environment.

A writ petition regarding the same issue described above was also filed before the Supreme Court by certain non-governmental organisations and individuals. The CEC heard the petitioners and filed its report with the Supreme Court, which subsequently approved the forest diversion proposal for mining in the Niyamgiri mines of OMC with Sterlite as the beneficiary of the bauxite on the terms and conditions specified in the order.

Following the Supreme Court’s order, the MoEF granted environmental clearance in respect of the Niyamgiri mines. However, on 24 August 2010, the MoEF declined to grant the forest clearance for the Niyamgiri mines to OMC, which is one of the sources of supply of bauxite to VAL, and rendered the environmental clearance to OMC non-operational. On 1 August 2011, by way of a writ petition, OMC challenged the order of the MoEF. A hearing date has not been set for this. Sterlite’s failure to obtain clearance would prevent it from procuring bauxite for supply to the alumina refinery of VAL.

On 31 August 2010, VAL was issued two notices by the MoEF requesting clarification as to: (i) why the environmental clearance of its existing one mtpa alumina refinery should not be revoked and directions should not be issued for closure of its existing refinery; and (ii) why the terms of reference issued on 12 March 2009 for the expansion of its alumina refinery from one mtpa to six mtpa should not have been withdrawn. Following VAL’s response, by an order dated 20 October 2010, the MoEF permitted VAL to carry on its business operations of its existing one mtpa alumina refinery subject to compliance with certain conditions.

However, in a directive dated 20 October 2010, the MoEF withdrew the terms of reference issued on 12 March 2009 and directed VAL to cease further construction of the expansion of its alumina refinery from one mtpa to six mtpa. VAL filed a writ petition in the High Court of Orissa challenging this order and requesting a reconsideration of the expansion plans under the relevant circular of the MoEF. The High Court dismissed the writ and the subsequent review filed by VAL.

In a letter dated 2 February 2012, the MoEF issued fresh terms of reference to VAL for preparation of the EIA report and submitting the same to Orissa Pollution Control Board for public hearing. The response thereto is to be incorporated in the final EIA report submitted to the MoEF for environmental clearance. VAL commenced compliance with the terms of reference and the public hearing in terms of direction of MOEF was scheduled to be held on 2 May 2012.

However, MoEF has in its letter dated 17 April 2012 to the Government of Orissa directed that further action in the matter pertaining to consideration of the proposal for environmental clearance, including the public hearing for expansion of Alumina Refinery and CPP, may be taken only after resolution has been reached on the issue of access to 28,943 hectares of forest land in the plant area. MoEF directed that Terms of Reference issued pursuant to its letter dated 2 February 2012 will therefore remain in abeyance. VAL is in discussions with the Government of Orissa on addressing the issues raised by MoEF.

Sterlite and VAL have entered into three separate leases with OIDC, which specify that they are required to start construction at the three sites within a stipulated time period, and to subsequently install plant and machinery to begin commercial production within a specified period from the date of taking possession of the premises. As a result of the pending litigation with respect to the Lanjigarh facility described further above, VAL has not been in compliance with the lease conditions., although OIDC has not issued a notice with respect to such non-compliance. VAL applied to OIDC for an extension of the terms of the leases on 25 August 2006 and such extension has neither been approved nor denied.

The claim amount relating to the litigation regarding VAL’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills is not presently quantifiable.

5.10	Cairn India

(a)	The Cairn India Group has been involved in a dispute with the Government of India based on the calculation of petroleum shares.

The calculation of the Government of India’s share of petroleum produced from the Ravva Block has been disputed for some years and an arbitration to settle the matter was launched in 2002. In 2004, the arbitration panel resolved the material issue in the proceedings, the treatment of an item known as the ONGC carry, in favour of Cairn India, its subsidiaries and its subsidiary undertakings (the “Cairn India Group”). However, this was subsequently appealed by the Government of India and was thereafter disclosed as a contingent liability in the notes to the financial statements of Cairn India, which listed the Cairn India Group’s share of the liability at US$ 64 million plus interest of US$ 31.6 million.

In January 2009, following an appeal by the Government of India, the Malaysian courts (the seat of the arbitration) set aside the arbitration award made in favour of the Cairn India Group. Following this, the Government of India instructed the buyers of the petroleum to withhold the revenues due to the Cairn India Group until such time as it considered that the liabilities were satisfactorily settled.

A further judgment was delivered by the Malaysian Court of Appeal in September 2009, reversing the Malaysian High Court’s January 2009 ruling, and thereby re-instating the original award in favour of the Cairn India Group.

On 27 May 2010, the Government of India filed an appeal before the Federal Court of Malaysia against this Court of Appeal judgment, which was heard on 19 January 2011. In its final ruling on 11 October 2011, the Federal Court dismissed the appeal brought by the Government of India. All withheld sums have now been recovered and this dispute no longer poses a material risk to the Cairn India Group.

(b)	Ravva joint venture arbitration proceedings: base development cost

The Ravva JV is an unincorporated joint venture between ONGC, Cairn India, Videocon and Ravva Oil and relates to producing fields within the Ravva Block. The Ravva JV received a demand from the DGH for the period from 2000 to 2005 for

US$ 166.4 million in respect of an alleged underpayment of profit petroleum to the Government of India, of which the Cairn India Group’s share formed US$ 37.4 million (approximately INR 1,688 million), plus potential interest at the rate of LIBOR plus two per cent. This claim relates to the Government of India’s allegation that the Ravva JV has recovered costs in excess of the base development costs cap imposed in the Ravva production sharing contract and that the Ravva JV has also allowed these excess costs in the calculation of the post-tax rate of return. Additionally, the Ravva JV has also contested the basis of the calculation in the above claim from the DGH.

Even if the claim were to be upheld, the Cairn India Group believes that the DGH has miscalculated the sums that would be due to the Government of India. The Ravva JV (with the exception of ONGC) initiated arbitration proceedings and, in an award published by the arbitration panel on 18 January 2011, which was broadly in favour of the Ravva JV, the Ravva JV was entitled to recover the development costs over and above the base development costs cap. However, the cost overruns in the base development were not recoverable.

The Government of India was also ordered to pay 50 per cent. of the Ravva JV’s legal costs, which, on 18 January 2011, it challenged before the High Court of Malaysia. A hearing on this matter has been scheduled on 1 June 2012. In addition, on 25 April 2012, an application filed by the Government of India under section 34 of the Arbitration Act to set aside the part of the award was dismissed by the High Court of New Delhi.

(c)	Special leave petition by the Cairn India Group

The Cairn India Group filed a writ petition with the High Court of Gujarat in December 2008 challenging the restriction of Section 80-IB (9). Section 80-IB(9) allows the deduction of 100 per cent. of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction without amending Section 80-IB(9)), by stating that, “for the purpose of Section 80-IB(9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. The High Court of Gujarat did not admit the writ petition on the ground that the matter needs to be first decided by the lower tax authorities. A special leave petition has been filed before the Supreme Court against the decision of the High Court of Gujarat.

Should this challenge be unsuccessful, the potential liability for tax and related interest on the tax holiday claimed on gas production for all periods to 31 March 2012 is approximately INR 2,425 million (US$ 47.7 million). A hearing date has not yet been scheduled and will be subject to court availability.

(d)	Writ petitions: CEIL and CEHL

CEIL and CEHL have filed two writ petitions before the High Court of Rajasthan seeking to set aside the letters and show cause notice issued by the Government of Rajasthan and Rajasthan Sales Tax Department respectively. The petitions address the four per cent. VAT imposed on the sale of crude oil, by virtue of the sale being considered as an intra-state transaction, as opposed to inter-state sale, and thereby subject to a higher VAT rate. CEIL and CEHL currently pays two per cent. Central Sales Tax, based on the understanding that the sale is subject to the inter-state tax rate.

On 16 November 2011, the High Court passed an order directing the parties to appear and file representations before the Commissioner of Commercial Tax on 12 December 2011. On 9 February 2012, the Commissioner passed an order confirming sale as an intra-state sale and is subject to VAT.

After CEIL and CEHL’s appeal on 26 March 2012, the High Court has stayed the Commissioner’s Order and show cause notice until a hearing to be held in July 2012. Currently, the amount of disputed Central Sales Tax for the period up to 31 March 2012 is approximately INR 6,516 million (US$ 128.0 million) with interest thereon of INR 603 million (US$ 11.8 million).

(e)	Service tax: CEIL

CEIL has filed a writ petition with the High Court of Madras following receipt of five show cause notices from the Indian service tax authorities covering the period from 1 April 2006 to 31 March 2011. The show cause notices have been issued in relation to CEIL’s non-payment of service tax upon recipient of services from Foreign Service providers. The writ petition concerning the show cause notice for the period 1 April 2006 to 31 March 2007 was decided in favour of the Cairn India Group and resulted in the quashing of the demand notice of INR 474.7 million (US$ 9.3 million).

The final hearings for the remaining four show cause notices covering the period from 1 April 2006 to 31 March 2010 have been completed. Should any future adjudication be unfavourable to the Cairn India Group, it will be liable to pay the service tax of approximately INR 1,335 million and potential interest (calculated up to 31 March 2012) of approximately INR 708 million.

6.	EMPLOYEES

As at 31 March 2012, the entities that will comprise the Sesa Sterlite Group had approximately 22,768 employees, as follows:

Company	Location	Primary Company Function	Total Employees
Copper
Sterlite	India	Copper smelting and refining	1,074
CMT	Australia	Copper mining	103
Zinc
HZL	India	Zinc and lead production	6,235
Skorpion	Namibia	Zinc production	733
BMM	South Africa	Zinc and lead production	715
Lisheen	Ireland	Zinc and lead production	377
Aluminium
BALCO	India	Aluminium production	3,978
VAL	India	Aluminium production	3,188
Iron Ore
Sesa Goa	India	Iron ore production	3,223
Sesa Resources	India	Iron ore production	1,474
WCL	Liberia	Iron ore production	7
Commercial Power Generation
Sterlite Energy	India	Commercial power generation	196
TSPL	India	Commercial power generation	70
MALCO	India	Commercial power generation	78
Oil and Gas
Cairn India	India	Oil and gas production and exploration	1,146
Others	Various	Corporate/others(1)	171

Total			22,768

Note:

(1)	Includes also Fujairah Gold, projects and Vizag Ports.

Additionally, these entities employ contract labour which accounts for approximately 60 per cent. to 70 per cent. of their aggregate total workforce at any given time. In fiscal 2012, the total aggregate number of contract employees of these entities was, on average over the fiscal year, 48,794.

The majority of the workforce is unionised. Employees of HZL, BALCO and Sesa Goa are members of registered trade unions such as the Hindustan Zinc Workers Federation for HZL, Bharat Aluminium Mazdoor Sangh for BALCO and Sesa Goa Workers Union, Sesa Goa Limited Employees Union (R) Chitradurga an United Bargemens Association for Sesa Goa, and are affiliated with national trade unions such as the Indian National Trade Union Congress has long-term agreements with the trade in unions and actively communicates and enters into dialogue with its workforce and believes in maintaining a positive atmosphere by being proactive with respect to resolution of labour issues.

The Sesa Sterlite Group has a strong ongoing institutional commitment to the health and safety of its employees and achieving sustainable development in harmony with the communities and environments in which the Sesa Sterlite Group operates. Proactively complying with and exceeding the requirements of regulatory guidelines, utilising environmentally friendly technologies in its expansions and modernisations and implementing programmes to support communities around its facilities are core to the Sesa Sterlite Group’s business strategy. Most of Sterlite’s mines, refineries and smelters in India have received both ISO 14001 and OHSAS 18001 certifications, which are internationally recognised environmental and occupational health and safety management systems certifications. Sterlite has renewed its Tuticorin ISO 14001 certification which is valid until May 2013. Sesa Goa and Sterlite are both certified with ISO 9001, ISO 14001 and OHSAS 18001 certifications. The Sesa Sterlite Group is committed to providing a healthy and safe working environment, to promoting empowerment, commitment and accountability of its employees and to being an equal opportunity employer. The Sesa Sterlite Group actively initiates and participates in a variety of programmes to contribute to the health, education and livelihood of the people in the local communities in which it operates, including through the support of schools, educational programmes and centres, women empowerment programmes, hospitals and health centres. The Sesa Sterlite Group constantly seeks out and invests in new technologies and operational improvements to minimise the impact of its operations on the environment, including through energy conservation measures, reductions in sulphur dioxide gas and other air emissions, water conservation and recycling measures, reductions in wastewater discharges and proper waste management. The Sesa Sterlite Group also invests in programmes to promote reforestation and better agricultural practices.

7.	INSURANCE

The Sesa Sterlite Group maintains property insurance which protects against certain losses relating to its assets arising from fire, earthquakes, terrorism, breakdown of equipment, business interruption and freight insurance which protects against losses relating to the transport of its equipment, finished and semi-finished products, stores and spares, other consumables and concentrates. However, the Sesa Sterlite Group’s insurance does not cover other potential risks associated with its operations. In particular, the Sesa Sterlite Group does not have insurance for certain types of environmental hazards, such as pollution or other hazards arising from its disposal of waste products. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Sesa Sterlite Group’s financial condition or operating results. Moreover, no assurance can be given that the Sesa Sterlite Group will be able to maintain existing levels of insurance in the future at the same rates. The Sesa Sterlite Group’s operating entities in India can only seek insurance from domestic insurance companies.

In order to attract and retain qualified board members and executive officers, the Sesa Sterlite Group has obtained directors’ and officers’ liability insurance. There can be no assurance that the Sesa Sterlite Group will be able to maintain directors’ and officers’ liability insurance, or at all.

8.	INTELLECTUAL PROPERTY

Sesa Goa owns one patent in India and another in Europe that relates to a system for producing metallurgical coke. Sesa Goa also has a patent in the United States relating to the reduction of sulphur-based gases during the production of iron ore.

Sterlite owns an additional patent in India that relates to a system for enhancing the quality of cathodes.

The Sesa Sterlite Group has also applied for the grant of a number of patents in India related to mining, refining and smelting processes. The Sesa Sterlite Group owns a number of trademarks that are used to identify its businesses and products.

The Sesa Sterlite Group’s patents, licences and trademarks constitute valuable assets. However, it does not regard any single patent, licence or trademark as being material to its sales and operations viewed as a whole.

9.	REGULATORY MATTERS

9.1	Mining laws

The MMDR Act, the Mines Act, the Mineral Concession Rules, as amended, and the Mineral Conservation and Development Rules, 1988, as amended, as amended, govern mining rights and the operations of mines in India. The Mines Act and MMDR Act provide for the development and regulation of mines and minerals in India and regulate the grant, renewal and termination of reconnaissance, permits, mining leases and prospecting licences. The IBM established in March 1948, is a subordinate office under the Ministry of Mines and the principal Government agency for compiling exploration data and mineral maps. The IBM also performs regulatory functions, including the enforcement of the MMDR Act, the Mineral Concession Rules and the Mineral Conservation and Development Rules, 1988, as amended.

The Government of India announced the National Mineral Policy in 1993 (the National Mineral Policy), which was amended in 2008, to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimise the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. The aim of the National Mineral Policy is to achieve zero waste mining and the extraction and utilisation of the entire run of mines within a framework of sustainable development through the establishment of a resource inventory and registry to be maintained by the IBM, manpower development through education and training, infrastructure development in mineral bearing areas and the facilitation of financial support for mining. The Government of India has also made various amendments to India’s mining laws and regulation to reflect the principles underlying the National Mineral Policy. A draft bill has been proposed by the Government to amend the existing MMDR Act, that will make it mandatory for companies to share a portion of their revenue for lifetime livelihood support to persons affected by mining. This bill is still under preliminary discussion stage and is yet to be approved by the Government.

(a)	Grant of a mining lease

The MMDR Act empowers State Governments to develop and regulate mines and minerals, including in relation to the granting of reconnaissance permits (for preliminary prospecting of a mineral through regional, aerial, geophysical or geochemical surveys and geological mapping), prospecting licences (for undertaking operations for exploring, locating or proving mineral deposits) and mining leases (for undertaking operations for mining any mineral). The mining lease governs the terms on which a lessee may use the land for the mining operations. If the land on which the mines are located belongs to private parties, the lessee must acquire the surface rights relating to the land from such private parties. If a private party refuses to grant the required surface rights to the lessee, the lessee is entitled to inform the state government and deposit with the state government compensation for the acquisition of the surface rights. If the state government deems that such amount is fair and reasonable, the state government has the power to order a private party to permit the lessee to enter the land and carry out such operations as may be necessary for the purpose of mining. For determining what constitutes a fair amount of compensation payable to the private party, state governments are guided by the principles of the Indian Land Acquisition Act, 1894, as amended, which generally governs the acquisition of land by governments from private individuals. If such land belongs to the Government of India or a State Government, such government may grant surface rights on application.

If mining operations result in the displacement of persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable State Government, including payment for the land acquired from displaced persons, need to be settled or obtained before commencement of the mining project. In respect of minerals listed in the First Schedule of the MMDR Act, prior approval of the Government of India is required to be obtained by the State Government for entering into the mining lease. The approval of the Government of India is granted on the basis of the recommendations of the State Governments, although the Government of India has the discretion to overlook the recommendations of the State Governments. On receiving the clearance of the Government of India, the State Government grants the mining lease or prospecting licence. The lease can be executed only after obtaining mine plan approval from the IBM, which is valid for a period of five years. No person can acquire one or more mining leases for any mineral or prescribed group of associated minerals in a state covering a total area of more than 10 square kilometres. However, the Government of India may relax this requirement, if necessary in the interest of development of any mineral.

The maximum term of a mining lease is 30 years and the minimum term is 20 years. A mining lease may be renewed for further periods of up to 20 years at the option of the lessee. Renewals are subject to the lessee not being in default of applicable laws. The Mineral Concession Rules provide that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period. The lessee is required to apply to the relevant State Government for the renewal of the mining lease at least one year prior to its expiration. Delay in applying for a renewal of a mining lease may be waived by the State Government if the application for renewal is made prior to expiry of the mining lease. If the State Government does not make orders relating to an application for renewal prior to the expiration of the mining lease, the mining lease is deemed extended until such time that the State Government makes the order on the application for renewal. The Goa Daman and Diu Mining Concessions (Abolition and Declaration as Mining Leases) Act, 1987, as amended, abolished the mining concessions granted in perpetuity under the Portuguese regime and declared such mining concessions as mining leases under the MMDR Act.

(b)	Protection of the environment

The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The Mineral Conservation and Development Rules, 1988 require every lessee to take all possible precautions for the protection of the environment and control of pollution while conducting mining operations. The required environmental protection measures include prevention of water pollution, measures in respect of surface water, total suspended solids, ground water pH, chemicals and suspended particulate matter in respect of air pollution, noise levels, slope stability and impact on flora and fauna and the local habitation.

The Government of India’s national mineral policy emphasises that no mining lease will be granted to any party without a proper mining plan, including an environmental plan approved and enforced by statutory authorities and which provides for controlling environmental damage and restoration of mined areas and for planting trees according to prescribed norms.

(c)	Labour conditions

Working conditions of mine labourers are regulated by the Mines Act which sets out standards of work, including the number of hours of work, leave requirements, medical examination, weekly days of rest, night shift requirements and other requirements to ensure the health and safety of workers employed in mines.

(d)	Royalties

Royalties on minerals extracted or a dead rent component, whichever is higher, are payable to the relevant State Government in India by the lessee in accordance with the MMDR Act. The mineral royalty is payable in respect of an operating mine from which minerals are removed or consumed and is computed by a prescribed formula. The Government of India has broad powers to modify the royalty scheme under the MMDR Act, but may not do so more than once every three years.

In addition, the lessee must pay the occupier of the surface land over the mining lease an annual compensation determined by the State Government. The amount depends on whether the land is agricultural or non-agricultural.

(e)	Laws relating to coal mines

The Coal Mines (Nationalisation) Act, 1973, Coking Coal Mines (Nationalisation) Act, 1972, Coal Mines (Taking Over of Management) Act, 1973, Coking Coal Mines (Emergency Provision) Act, 1971, Coal Bearing Areas (Acquisition and Development) Act, 1957 and Coal Mines (Conservation and Development) Act, 1974, each as amended, govern the mining rights of coal mines and coal mining operations in India. Under the Coal Mines (Nationalisation) Act, 1973 on and from 1 May 1973, the right, title and interest of the owners of coal mines were transferred to the Government of India and the Government of India is required to pay a specified amount for such transfer to the owner. The Coal Mines (Nationalisation) Act, 1973 prohibits any person from carrying on coal mining operations in India, except for: (a) the Government of India or a Government company including corporations owned, managed or controlled by the Government of India; (b) a person to whom a sub-lease has been granted by the Government of India or such company or corporation mentioned in (a) above; or (c) a company which is engaged in the production of iron and steel, generation of power, washing of coal obtained from a mine, or such other end use as the Government of India may notify.

(f)	Distribution of coal

The New Coal Distribution Policy, 2007 was issued by the Ministry of Coal to regulate the distribution of coal. This policy removes the classification of consumers into core and non-core sectors, and requires verification of consumers of erstwhile non-core sector consumers and cancellation of allocation to such consumers not found to be bona fide. This policy also deals with distribution and pricing of coal to different consumers or sectors like the defence sector, railways, power utilities, and integrated steel plants, provides for an exclusive distribution policy for consumers in the small and medium sector, replacement of the linkage system with enforceable fuel supply agreements, policies for new consumers and a fresh scheme for e-auction of coal.

(g)	Draft mining act

The Ministry of Mines has prepared the draft Mines and Minerals (Development and Regulation) Act, 2010, which seeks to decentralise powers to the State Governments and increase revenues to the Government of India, including through rationalisation of royalties, taxes and cesses, and the offer of mining blocks on an auction basis pursuant to promotional regional exploration by the State Government. This draft act mandates that with respect to the land in which minerals vest, the holder of a mining lease or prospecting licence is to be liable to pay reasonable compensation to the stakeholders holding occupation, usufruct or traditional rights of the surface of the land over which the licence and lease has been granted, as mutually agreed (failing which the relevant State Government will determine compensation payable). The proposal includes the formation of a National Mineral Royalty Commission consisting of representatives of the Government of India, the State Governments and the mining industry to review the existing royalty payable. This draft act needs to be passed by the Indian Parliament and notified in the official gazette before it comes into effect.

(h)	Indian Mines (Amendment) Bill, 2011

The Indian Mines (Amendment) Bill, 2011 was introduced in the upper house of the Indian Parliament and proposes several amendments to the Mines Act, including significant enhancement to the monetary penalties and terms of imprisonment for violations under the Mines Act. This amendment needs to be passed by both houses of the Indian Parliament and notified in the official gazette before it comes into effect.

9.2	Environmental Laws

(a)	Environment (Protection) Act, 1986

The Indian Environment (Protection) Act, 1986, as amended (the “EPA”), is an umbrella legislation in respect of the various environmental protection laws in India. The EPA vests in the Government of India the power to take any measure it deems necessary or expedient for protecting and improving the quality of the environment and preventing and controlling environmental pollution. Penalties for violation of the EPA include fines up to INR 100,000 (US$ 1,965) or imprisonment of up to five years, or both. The MoEF, in exercise of powers conferred under the EPA, issued a notification on 6 January 2011 declaring coastal stretches as coastal regulation zones and thereby imposing restrictions on industries, operations and processes in a coastal regulation zone.

(b)	Environment Impact Assessment Notification No. 1533(E) 2006

The Environment Impact Assessment Notification No. 1533(E), 2006 (the “EIA Notification”) issued under the EPA and the Environment (Protection) Rules, 1986 (the “EPA Rules”) requires prior MoEF approval if any new project in certain specified areas is proposed to be undertaken. To obtain environmental clearance, a no-objection certificate must first be obtained from the applicable regulatory authority. This is granted after a notified public hearing, submission and approval of an environmental impact assessment report that sets out the operating parameters such as the permissible pollution load and any mitigating measures for the mine or production facility and an environmental management plan. Under the EPA and the EPA Rules, the Government of India has issued the EIA Notification, which requires that prior approval of the MoEF, Government of India, or State Environment Impact Assessment Authority (“SEIAA”), as the case may be, be obtained for the establishment of any new project and for expansion or modernisation of existing projects specified in the EIA Notification (including power projects). An application for environment clearance is made after identification of the prospective site for the project or activity to which the application relates, but prior to commencing construction activity or preparation of land at the site. Certain projects which require approval from a SEIAA may not require an environmental impact assessment report. For projects that require preparation of an environmental impact assessment report, public consultation involving public hearing and written responses is conducted by the State Pollution Control Board, prior to submission of a final report. The environment clearance (for commencement of the project) is valid for up to 30 years for mining projects and five years for all other projects and activities. This period of validity may be extended by the concerned regulator for up to five years. The EIA Notification states that obtaining of prior environment clearance includes four stages, i.e., screening, scoping, public consultation and appraisal.

The MoEF has, by circular (No. J-11013/41/2006-IA.II(I)) dated 1 November 2010, decided that proposals for obtaining environment clearance for projects that rely on the availability of coal as a raw material, including thermal power projects, will be considered only after the availability of firm coal linkage and the status of environment and forestry clearances of the source of the coal, i.e. the linked coal mine or block, are known. If a project is dependent on coal sourced from outside India, a copy of a signed memorandum of understanding between the foreign coal supplier and project proponent is required to be submitted to the MoEF prior to environment clearance being granted. All proposals for environment clearance that are currently pending either before the MoEF or SEIAA, will be deferred and delisted until the conditions of the circular are complied with by the project proponents.

The MoEF has, by office memorandum (No. J-11013/41/2006-IA.II(I)) dated 16 November 2010, requested State Governments to initiate action against projects where substantial progress relating to construction has been made and significant investments have been made without obtaining requisite prior environmental clearance. The memorandum prescribes the procedure for rectifying instances of non-compliance with the EIA Notification. Prior to environmental clearance being granted, the concerned entity would be required to mandatorily highlight the violation before its board of directors/managing director/chief operating officer for consideration of its environmental policy or plan of action, and provide written commitment in the form of a formal resolution, to the MoEF or SEIAA within 90 days from receiving the communication from the MoEF or SEIAA, which will be uploaded on the websites of the MoEF or SEIAA. If the project proponent does not file a response with the MoEF or SEIAA within 90 days, it will be assumed that the project proponent is no longer interested in pursuing the project and the project file will be closed, after which the procedure for obtaining environment clearance will be required to be initiated afresh if the project proponents are desirous of pursuing the project.

(c)	Forest Act and the Forest Conservation Rules, 2003

The Forest Act requires consent from the relevant authorities prior to clearing forests by felling trees. Final clearance in respect of both forests and the environment is given by the Government of India, through the MoEF. However, all applications must be made through the respective State Governments who recommend the application to the Government of India. Penalties for non-

compliance may include closure of the mine or prohibition of mining activity, stoppage of the supply of energy, water or other services and monetary penalties on and imprisonment of persons in charge of the conduct of the business of the company.

(d)	Water Act

The Water Act aims to prevent and control water pollution and to maintain or restore the wholesomeness of water. The Water Act provides for a Central and various State Pollution Control Boards to be constituted to implement its provisions. The Water Act debars any person from establishing any industry, operation or process or any treatment and disposal system likely to discharge sewage or trade effluents into a water body, without prior consent of the State Pollution Control Board.

(e)	Air Act

The Air Act aims to prevent, control and abate air pollution, and stipulates that no person shall, without prior consent of the State Pollution Control Board, establish or operate any industrial plant which emits air pollutants in an air pollution control area. The CPCB and State Pollution Control Board constituted under the Water Act perform similar functions under the Air Act as well. All provisions of the Air Act do not automatically apply to all parts of India, and the State Pollution Control Board must notify an area as an ‘air pollution control area’ before the restrictions under the Air Act apply.

(f)	Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008

The Hazardous Waste (Management, Handling and Transboundary Movement) Rules, 2008 regulate the collection, reception, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste to dispose of such waste without adverse effect on the environment. Every occupier and operator of a facility generating hazardous waste must obtain approval from the applicable State Pollution Control Board. The occupier is liable for damages caused to the environment resulting from the improper handling and disposal of hazardous waste and any fine that may be levied by the respective State Pollution Control Board.

(g)	Water (Prevention and Control of Pollution) Cess Act, 1977

Under the Water (Prevention and Control of Pollution) Cess Act, 1977, as amended (the “Water Cess Act”), a lessee carrying on any industry specified under the Water Cess Act is required to pay a surcharge calculated on the amount of water consumed and purpose for which the water is used. Penalties for non-compliance include a penalty not exceeding the cess in arrears, imprisonment up to six months or fine, or both.

9.3	Power Sector

(a)	Licensing requirements

Under the Electricity Act, transmission and distribution of, and trading in, electricity require licences from CERC or the appropriate SERC, unless exempted in accordance with the Electricity Act. CERC has jurisdiction over generating companies owned or controlled by the Government of India or which have a composite scheme for generation and sale in more than one State. SERCs have jurisdiction over generating stations within State boundaries, except those under CERC’s jurisdiction. The respective ERC determines the tariff for supply of electricity from a generating company to a licensee, transmission, wheeling, and retail sale of electricity. The Electricity Act was amended in 2007 to exempt captive power generation plants from licensing requirements.

(b)	Generation

Currently, any generating company in India can establish, operate and maintain a generating station if it complies with the technical standards relating to connectivity with the grid. Generating companies are permitted to sell electricity to any licensee and, where permitted by the respective SERCs, to consumers. The respective ERCs determine the tariff for supply of electricity from a generating company to any distribution licensee, transmission of electricity, wheeling of electricity and retail sale of electricity. CERC has jurisdiction over generating companies owned or controlled by the Government of India and those generating companies who have entered into or otherwise have a composite scheme for generation and sale in more than one State. SERCs have jurisdiction over generating stations within State boundaries, except those under CERC’s jurisdiction.

In order to qualify as a captive generating plant, the Electricity Rules, 2005 require that not less than 26 per cent. of the ownership of the plant be held by a captive user and not less than 51 per cent. of the aggregate electricity generated in such plant, determined on an annual basis, be consumed for captive use. If the minimum percentage of captive use is not complied with in any year, the entire electricity generated is treated as supplied by a generating company and benefits available to a captive generating plant (such as exemption from payment of certain levies and surcharges) will not apply in such year.

(c)	Transmission

The Electricity Act allows generating companies open access to transmission lines. The provision of open access is subject to the availability of adequate transmission capacity as determined by the Central or State Transmission Utility. CERC amended its rules in 2009, permitting any captive generating plant using 25 per cent. of its own power to sell electricity through an open access system without requiring a separate licence. The balance may be sold through the Indian Energy Exchange, also without requiring a separate licence.

(d)	Tariff principles

Under the Electricity Act, ERCs determine tariffs for the supply of electricity by a generating company (as well as for transmission, wheeling and retail sale of electricity). In case of shortage of electricity supply, the ERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensee or between licensees, for up to one year. Under guidelines issued by the Ministry of Power, the determination of the tariff for a particular power project depends on the mode of participation in the project, i.e. (i) the memorandum of understanding route, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) the competitive bidding route, where the tariff is market-based.

(i)	Memorandum of understanding route

The memorandum of understanding route involves negotiation between the State power utility and developer. Cost determination under the memorandum of understanding route involves determination of receivables of capital cost and approval of capital costs by the CEA, approval of interest rates and local and foreign debt by the CEA, finalising the term of any loans and/or other debt, finalising the extent of foreign exchange protection, fixing operating parameters within prescribed ceilings, identifying deemed generation provisions, evaluating the extent of dispatchability, evaluating the level of incentive payments, identifying any change in law in terms of tax or any other matter, identifying the extent of working capital permissible, evaluating the premium on fuel prices for assured supply, identifying fuel supply and transportation risks and issues, evaluating escalations in operations and maintenance and insurance expenses permissible, evaluating the extent of maintenance of spares permissible, and rebates in respect of prompt payment.

The Tariff Policy, 2006 requires all procurement of power after 6 January 2006 to be through the bidding route. Certain State Governments in India have continued to purchase power under the memorandum of understanding route, with the view that the Tariff Policy is indicative and not binding.

The CERC (Terms and Conditions of Tariff) Regulations, 2009 apply where the tariff for a generating station or unit (other than those based on non-conventional energy sources) and transmission system is yet to be determined by CERC. Tariffs for the supply of electricity from a thermal generating station comprises two parts: capacity charge (for recovery of annual fixed cost) and energy charge (for recovery of primary fuel cost and limestone cost where applicable). Tariffs in respect of a generating station may be determined for the whole generating station, or a stage, unit, or block of the generating station. The generating company may apply for determination of a tariff in respect of the units of the generating station completed or projected to be completed within six months from the date of application.

(ii)	Bidding route

The Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licensees, 2005 envisage two types of bids: Case I bids, where location, technology and fuel are not specified by the procurers, i.e., the generating company is free to choose the site and technology for the generation plant; and Case II bids, where procurement is location and fuel specific. The guidelines envisage a two-step process-pre-qualification and final bid. For long-term procurement (for seven or more years), a two-stage process featuring separate request for qualification and request for proposal stages is required. Bidders are required to submit a technical and financial bid at the request for proposal stage. For medium-term procurement (for up to seven years but exceeding one year), the procurer may, at its option, adopt a single-stage tender process (combining the request for proposal and request for qualification processes). Individual power producers may typically bid at two parameters: fixed or capacity charge; and variable or energy charge, which comprises fuel cost for electricity generated. Bidders are typically permitted to quote a base price and an acceptable escalation formula. The Ministry of Power has issued guidelines for competitive bidding as well as draft documentation in the form of model PPAs.

(e)	National electricity policy

In compliance with the Electricity Act, the Government of India announced the National Electricity Policy in February 2005. The National Electricity Policy aims at achieving the following objectives:

•	access to electricity-available for all households by 2010;

•	availability of power-demand to be fully met by 2012 and energy and peaking shortages to be overcome and adequate spinning reserve to be available;

•	supply of reliable and quality power of specified standards in an efficient manner and at reasonable rates;

•	per capita availability of electricity to be increased to over 1,000 units by 2012;

•	minimum lifeline consumption of one unit/household/day as a merit good by year 2012;

•	financial turnaround and commercial viability of electricity sector; and

•	protection of consumers’ interests.

(f)	National electricity plan

The Electricity Act requires the CEA to frame a National Electricity Plan once in five years and revise such plan from time to time in accordance with the National Electricity Policy. The CEA released a National Electricity Plan in April 2007 which includes:

•	short-term and long-term demand forecast for different regions;

•	suggested areas/locations for capacity additions in generation and transmission keeping in view the economics of generation and transmission, losses in the system, load centre requirements, grid stability, security of supply, quality of power including voltage profile and environmental considerations including, rehabilitation and resettlement;

•	integration of such possible locations with transmission system and development of national grid including type of transmission systems and requirement of redundancies;

•	different technologies available for efficient generation, transmission and distribution; and

•	fuel choices based on economy, energy security and environmental considerations.

(g)	Mega power projects

Under the Mega Power Policy introduced by the Ministry of Power on 10 November 1995 and amended on 14 December 2009, power projects which meet the following criteria are eligible to be classified as mega power projects:

•	a thermal power plant with capacity of 1,000 MW or more;

•	a thermal power plant with capacity of 700 MW or more in the States of Jammu and Kashmir, Sikkim, Arunachal Pradesh, Assam, Meghalaya, Manipur, Mizoram, Nagaland and Tripura;

•	a hydro electricity power project with capacity of 500 MW or more; or

•	a hydro electricity power plant with capacity of 350 MW or more in the States of Jammu and Kashmir, Sikkim, Arunachal Pradesh, Assam, Meghalaya, Manipur, Mizoram, Nagaland and Tripura.

Mega power projects are eligible for certain concessions and benefits, including waiver of customs duty for import of capital goods for setting up such projects and certain income tax benefits. Mega Power Policy benefits have been extended to brownfield projects where the size of the expansion unit would not be less than that provided in the earlier phase of the project certified as a mega power project.

(h)	Ultra mega power projects

With the aim of meeting India’s significant power requirements, the Government of India proposed the construction of UMPPs in 2006. The award of the projects is based on competitive bidding processes, with the amount of normalised tariff for 25 years being a significant factor in their selection. UMPPs will be awarded to developers on a build-own-operate basis. Each UMPP will provide power generation capacity of 4,000 MW and use coal as fuel. The Government of India will facilitate land and environmental clearances, off-take agreements, payment security mechanisms and fuel linkages in some cases, to ensure efficient implementation of the UMPPs.

9.4	Employment and labour laws

(a)	Industrial Disputes Act, 1947

The Industrial Disputes Act, 1947, as amended (the “Industrial Disputes Act”), seeks to pre-empt industrial tensions in an establishment and provide the mechanics of dispute resolution, collective bargaining and investigation and settlement of industrial disputes between trade unions and companies. While the Industrial Disputes Act provides for voluntary reference of industrial disputes to arbitration, it also empowers the appropriate government agency to refer industrial disputes for compulsory adjudication and prohibit strikes and lock-outs during the pendency of conciliation proceedings before a board of conciliation or adjudication proceedings before a labour court.

(b)	Factories Act, 1948

The Factories Act 1948, as amended (the “Factories Act”), regulates occupational safety, health and welfare of workers of industries in which ten or more workers are employed in a manufacturing process being carried out with the aid of power. The Factories Act includes provisions as to the approval of factory building plans before construction or extension, investigation of complaints, maintenance of registers and the submission of yearly and half-yearly returns. Penalties for non-compliance include imprisonment of the occupier and manager for up to two years or a fine, or both and further fines for each day of continued contravention.

(c)	Contract Labour (Regulation and Abolition) Act, 1970

The Contract Labour (Regulation and Abolition) Act, 1970, as amended (the “Contract Labour Act”) regulates the employment of workers hired on the basis of individual contracts in certain establishments. The Contract Labour Act applies to every establishment in which 20 or more workmen are employed or were employed on any day of the preceding 12 months as contract labour. The Contract Labour Act vests the responsibility with the principal employer of an establishment to register as an establishment that engages contract labour. Likewise, every contractor to whom the Contract Labour Act applies must obtain a licence and may not undertake or execute any work through contract labour except in accordance with the licence issued. Contravention may result in imprisonment or fines, or both. Penalties for non-compliance include imprisonment up to three months or fine, or both.

(d)	Minimum Wages Act, 1948

The Minimum Wages Act, 1948, as amended (the “Minimum Wages Act”), provides for a minimum wage payable by employers to employees. Under the Minimum Wages Act, every employer is required to pay the minimum wage to all employees, whether for skilled, unskilled, manual or clerical work, in accordance with the minimum rates of wages that have been fixed and revised under the Minimum Wages Act. Workmen are to be paid for overtime at overtime rates stipulated by the appropriate State Government. Contravention may result in imprisonment for up to six months or fine or both. State Governments may stipulate a higher penalty for contravention if it deems fit to do so.

(e)	Payment of Wages Act, 1936

The Payment of Wages Act, 1936, as amended (the “Payment of Wages Act”), regulates payment of wages to certain classes of employees and makes every employer responsible for payment of wages to persons employed by such employer. No deductions are permitted from, nor is any fine permitted to be levied on, wages earned by a person employed except as provided under the Payment of Wages Act. Contravention may result in imprisonment or fines, or both.

(f)	Workmen’s Compensation Act, 1923

The Workmen’s Compensation Act, 1923, as amended (the “Workmen’s Compensation Act”), makes every employer liable to pay compensation if injury, disability or death is caused to an employee (including those employed through a contractor) due to an accident arising out of or in the course of his employment. If the employer fails to pay the compensation due under the Workmen’s Compensation Act within a month from the date it falls due, the commissioner may direct the employer to pay the compensation along with interest and impose a penalty for non-payment. The maximum gratuity payable to an employee is INR 5,000 (US$ 98.3).

(g)	Employee State Insurance Act, 1948

The Employee State Insurance Act, 1948, as amended (the “Employee State Insurance Act”), requires the provision of certain benefits to employees or their beneficiaries in the event of sickness, maternity, disability or employment injury. Every employee, including casual and temporary employees, whether employed directly or through a contractor, who is in receipt of wages up to INR 10,000 (US$ 196.5) per month, is entitled to be insured under the Employee State Insurance Act. The Employee State Insurance Act contemplates payment of a contribution by the principal employer and each employee to the Employee State Insurance Corporation of India. Penalties for failure to make contributions under the Employee State Insurance Act include imprisonment for a term which may extend to three years and which shall not be less than one year, in case of failure to pay the employee’s contribution which has been deducted by him from the employee’s wages and which shall not be less than six months, in any other case and shall also be liable for a fine.

(h)	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952

The Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, as amended, institutes provident funds for the benefit of employees in factories, industrial undertakings, and other establishments notified by the Government of India from time to time. Contributions are required to be made by employers and employees to a provident fund and pension fund established and maintained by the Government of India.

(i)	Payment of Gratuity Act, 1972

Under the Payment of Gratuity Act, 1972, as amended, an employee who has been in continuous service for five years is eligible for gratuity on retirement, resignation, death or disablement due to accident or disease. Entitlement to gratuity in the event of superannuation or death or disablement due to accident or disease is not contingent on an employee having completed five years of continuous service. The maximum gratuity payable to an employee is INR 1,000,000 (US$ 19,650).

(j)	Payment of Bonus Act, 1965

The Payment of Bonus Act, 1965, as amended, provides for payment of a minimum annual bonus to all employees regardless of whether the employer has made a profit or a loss in the accounting year in which the bonus is payable. Contravention is punishable by imprisonment up to six months or fine, or both, against persons in charge of, and responsible to the company for, the conduct of the business of the company at the time of contravention.

9.5	Land acquisition laws

Under Indian Land Acquisition Act, 1894, as amended (the “Land Acquisition Act”), the Government of India or appropriate State Government may acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom land is so acquired. The Land Acquisition Act prescribes the manner in which such acquisition may be made. Any person having an interest in such land has the right to object to such proposed acquisition. The penalties under the Land Acquisition Act for wilfully obstructing any person in any acts authorised by the Land Acquisition Act is liable to imprisonment of up to one month or fine, or both.

In the case of land owned by the central or any State Government, the surface right to operate in a mining lease area or otherwise use such land for any industrial purpose may be granted by the relevant government on application.

9.6	Oil and gas related laws

(a)	New Exploration Licensing Policy

In keeping with the liberalised policy of the Government of India for attracting private investments in the oil and gas sector, the Government of India formulated the NELP, which came into effect in February 1999. The DGH is the nodal agency for implementation of NELP. The key features of NELP are that there would be no mandatory state participation, exploration acreages and mining blocks would be awarded on a competitive basis instead of the earlier system of nomination, there would be freedom to contractors for the marketing of crude oil and gas in the domestic Indian market, companies would be exempt from payment of import duty on the goods imported for petroleum operations, a seven year tax holiday from the date of commencement of commercial production would be available, and contractors would be allowed full cost recovery with unlimited carry forward on contract area basis, unlike the previous regime in which exploration cost was recovered on contract area basis and development and production cost on field basis. Under NELP, the first round of offer for exploration of oil and natural gas was in 1999 and the second to ninth rounds were in 2000, 2002, 2003, 2005, 2006,

2008, 2009 and 2011, respectively. As per the report of the DGH on Hydrocarbon Exploration and Production Activities, 2009-10, the intention of the Government of India is to move from NELP to an Open Acreage Licensing Policy. Under this policy, companies can choose any block for offer at any time without waiting for bid rounds under NELP. The blocks will be awarded to the party giving the best bid at any time of the year. The DGH is taking steps to implement this policy.

(b)	Oilfields (Regulation and Development) Act, 1948

The Oilfields (Regulation and Development) Act, 1948, as amended, empowers the Government of India to make rules for the grant of mining leases in respect of any mineral oil. The holder of a mining lease is required to pay royalty in respect of any mineral oil mined, excavated or collected.

(c)	The Oil Industry (Development) Act, 1974

The Oil Industry (Development) Act, 1974, as amended, provides for the establishment of the Oil Industry Development Board for the development of the Indian oil industry and to levy excise duty on crude oil and natural gas, including through financial and other assistance. The Oil Industry Development Board may apply to courts for relief, including transfer of the management of the oil industrial concern to the Oil Industry Development Board, in case an oil industrial concern or other persons default on repayments of loans or violate the terms of the assistance agreement.

(d)	Oil Mines Regulations, 1984

The Oil Mines Regulations, 1984, as amended, prescribe the duties of persons employed in oil mines, such as workers, managers, installation managers, safety officers and fire officers, including with respect to examination of equipment, usage of safeguards, safety devices and other appliances. The Regulations regulate production activities in oil mines, transportation of oil through pipelines, machinery, plant and equipment apart from laying down requirements for protection measures against gases and fires and general safety provisions.

In exercise of Power conferred under sub-section (I) of Section 15 of the Oil Industry (Development) Act, 1974, the rate of excise duty in respect of crude oil has been increased from INR 2,500 to INR 4,500 per tonne with effect from 17 March 2012.

(e)	Petroleum and Natural Gas (Safety in Offshore Operations) Rules, 2008

The Petroleum and Natural Gas (Safety in Offshore Operations) Rules, 2008, as amended, require operators of offshore installations to obtain consent from the competent authority and to inform the competent authority within 30 days of commencement or cessation of operations. The operator is also responsible for providing health-related resources, establishing a strategy for environmental preparedness and a safety management system, carrying out risk assessment, maintaining information and records for petroleum activities, accidental pollution, recovery, rescue and remedial actions taken, and environment reporting.

(f)	Petroleum Act, 1934 and Petroleum Rules, 2002

The Petroleum Act, 1934 and Petroleum Rules, 2002, each as amended, regulate import, transport, storage, production, refining and blending of petroleum. Only the holder of a storage licence issued under the Petroleum Rules, 2002 or his authorised agent or a port authority or railway administration or a person authorised under the Petroleum Act, 1934 to store petroleum without a licence may deliver or dispatch petroleum in India.

(g)	Petroleum and Natural Gas Rules, 1959

The Petroleum and Natural Gas Rules, 1959, as amended, regulate prospecting and mining of petroleum and natural gas. Prospecting for petroleum is permitted only on receiving a PEL under the Rules, and mining petroleum is permitted only on receiving a petroleum mining lease (“PML”) granted under the Rules. A PEL or a PML in respect of any land or mineral underlying the ocean within the territorial waters or continental shelf of India is granted by the Government of India. In respect of any land vested in a State Government, a PEL or a PML is granted by the State Government with previous approval of the Government of India. The Rules require the payment of royalty on petroleum in case a PML is granted. The PEL and PML may be cancelled by the Government of India or the State Government if the licensee or lessee fails to fulfil or contravenes any terms, covenants and conditions contained therein, fails to use the land covered by it for the purposes for which it has been granted, or uses such land for a purpose other than that for which it has been granted.

(h)	Petroleum and Natural Gas Regulatory Board Act, 2006

The Petroleum and Natural Gas Regulatory Board Act, 2006, as amended (the “PNGRB Act”), provides for the establishment of the Petroleum and Natural Gas Regulatory Board (the “PNGR Board”) to regulate refining, processing, storage, transportation, distribution, marketing, import, export and sale of petroleum, petroleum products and natural gas excluding the production of crude oil and natural gas. Every entity desirous of marketing any notified petroleum or petroleum products or natural gas, or establishing or operating a liquefied natural gas terminal, or establishing storage facilities for petroleum, petroleum products or natural gas exceeding such capacity as may be specified by regulations and fulfilling eligibility conditions is required to apply to the PNGR Board for its registration. The functions of the PNGR Board include registration of entities in accordance with the PNGRB Act, declaring pipelines as common or contract carriers, receiving complaints, adjudication of certain disputes, and such other functions as entrusted to it by the Government of India to implement the PNGRB Act. The PNGR Board may notify regulations consistent with the PNGRB Act and rules thereunder to implement the PNGRB Act.

(i)	PNGR Board (Codes of Practices for Emergency Response and Disaster Management Plan) Regulations, 2010

The PNGR Board (Codes of Practices for Emergency Response and Disaster Management Plan) Regulations, 2010, as amended, cover the identification and classification of emergencies, pre-emergency planning and preparedness to develop plans for actions when disaster or emergencies occur, responses that mobilise necessary emergency services and post disaster recovery, mitigation measures and implementation schedules to reduce or eliminate risk or disaster. These regulations apply to hydrocarbon processing installations, natural gas pipelines, commercial petroleum storage facilities and any other installation notified by the Petroleum and Natural Gas Regulatory Board referred to in the paragraph above.

(j)	MoPNG Guidelines

In June 2008, the MoPNG issued guidelines for the sale of natural gas by NELP contractors. The guidelines apply for an initial period of five years. Contractors are permitted to sell to consumers in accordance with marketing priorities determined by the Government of India on the basis of an approved pricing formula. If consumers in a particular higher priority sector are not in a position to take gas when it becomes available, it will go to the sector next in the order of priority. The priority for supply of gas from a particular source would apply only among customers not connected to an existing and available pipeline network connected to a source.

PART 9—FINANCIAL INFORMATION

1.	HISTORICAL FINANCIAL INFORMATION

1.1	Historical audited consolidated financial statements of Sesa Goa for the fiscal years ended 31 March 2011 and 2012

The historical audited consolidated financial statements of Sesa Goa for the fiscal years ended 31 March 2011 and 2012, which are included in this Information Statement in “Appendix—Financial Information”, have been prepared in accordance with IGAAP, with a reconciliation to IFRS as issued by the International Accounting Standards Board (“IASB”). IGAAP differs in certain significant respects from IFRS as issued by the IASB. Application of IFRS as issued by the IASB would have affected results of operations and shareholders’ equity as at and for the years ended 31 March 2011 and 2012 to the extent summarised in the notes to the historical audited consolidated financial statements of Sesa Goa.

1.2	Historical audited consolidated financial statements of Sterlite for the fiscal years ended 31 March 2010, 2011 and 2012

The historical audited consolidated financial statements of Sterlite for the fiscal years ended 31 March 2010, 2011 and 2012, which are incorporated by reference into this Information Statement, have been prepared in accordance with IFRS as issued by the IASB.

1.3	Historical audited financial statements of VAL for the fiscal years ended 31 March 2011 and 2012

The historical audited financial statements of VAL for the fiscal years ended 31 March 2011 and 2012, which are included in this Information Statement in “Appendix—Financial Information”, have been prepared in accordance with IGAAP, with a reconciliation to IFRS as issued by the IASB. IGAAP differs in certain significant respects from IFRS as issued by the IASB. Application of IFRS as issued by the IASB would have affected results of operations and shareholders’ equity as at and for the years ended 31 March 2011 and 2012 to the extent summarised in the notes to the historical audited financial statements of VAL.

1.4	Historical consolidated financial information of Cairn India for the years ended 31 December 2009, 2010 and 2011 and for the six months ended 30 June 2010 and 2011

The historical audited consolidated financial information of Cairn India for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011 and the historical unaudited consolidated financial information for the six months ended 30 June 2010 have been extracted without adjustment from the Prospectus dated 6 December 2011 relating to the Readmission of the Ordinary Shares of Vedanta to listing on the Official List and to trading on the London Stock Exchange. That prospectus was prepared in connection with the Vedanta Group’s acquisition of the stake in Cairn India that is to be transferred to Sesa as part of the Transaction. The regulatory requirements applicable to, and timing of, that prospectus meant that audited consolidated financial information for the six month period ended 30 June 2011 and unaudited consolidated financial information for the six month period ended 30 June 2010 was included as part of the historical audited consolidated financial information presented therein. Because that historical audited consolidated financial information has been reproduced in this Information Statement without adjustment, the information for the six month periods ended 30 June 2010 and 2011 is also reproduced in this Information Statement.

This Information Statement also includes historical audited consolidated financial information for the year ended 31 December 2011, which reflects Cairn India’s results of operation for all of 2011. Consequently, limited if any reliance should be placed on the financial information for the six months ended 30 June 2011.

The historical audited consolidated financial information of Cairn India for the years ended 31 December 2009, 2010 and 2011 and for the six months ended 30 June 2011 and the historical unaudited consolidated financial information of Cairn India for the six months ended 30 June 2010, which is included in this Information Statement in “Appendix—Financial Information”, has been prepared in accordance with IFRS as adopted by the European Union, which differs in certain instances from IFRS as issued by the IASB. However, the application of IFRS as adopted by the European Union rather than IFRS as issued by the IASB had no material impact on the financial information of Cairn India.

2.	UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION FOR SESA STERLITE

The unaudited pro forma combined condensed financial information for Sesa Sterlite, which is included in this Information Statement, has been prepared in accordance with IFRS as issued by the IASB.

3.	ACCOUNTING TREATMENT FOR THE AMALGAMATION AND RESTRUCTURING

3.1	Treatment under IFRS

The proposed common control reorganisation will be accounted for under IFRS by Sesa Sterlite as set forth in the following. This historical financial statements of the respective entities will be combined, whereby:

•	all assets acquired and liabilities assumed by Sesa Sterlite will be recorded at book value;

•	all reserves carried in the books of the respective entities will be transferred at their respective book value;

•	the difference between the cost of investment (share capital issued at its face value) and the merged entities’ assets and liabilities including reserves will be adjusted against the retained earnings of Sesa Sterlite. No goodwill will be recorded on account of proposed reorganisation;

•	any inter-company payables, receivables (including loans, advances or debentures, if any) and related investments are eliminated

•	all expenses incurred for the purpose of the reorganisation will be expensed immediately in the Statement of Comprehensive Income.

•	Reassessment of taxes, if any, will be accounted for by Sesa Sterlite to the extent of the current year’s tax expende as per standalone historical financial statements of the individual entities.

3.2	Treatment under IGAAP

The proposed common control reorganisation will be accounted for under Indian GAAP by Sesa Sterlite by following the “Pooling of Interest method” under Indian Accounting Standard 14 as notified under the Companies Accounting Rules, 2006 in India whereby:

•	Sesa Sterlite will record all the assets, liabilities and reserves of the merged entities at the respective book values thereof;

•	the face value of Sesa shares issued by Sesa Sterlite to the shareholders of merged entities will be recorded as equity share capital of Sesa Sterlite;

•	the difference, if any, between the value of total assets and total liabilities as recorded in Sesa Sterlite, after adjusting for the face value of the Sesa shares issued and after adjusting for the treatment of reserves, will be recorded as, and credited to or debited from, the general reserves account, as the case may be; and

•	in the consolidated financial statement of Sesa Sterlite, entities being acquired as a result of the reorganisation will also be accounted for at their respective book values. Any deficit or excess in between the amount of investment so recorded and the value of net assets of the acquired businesses will be recorded as goodwill or capital reserve.

PART 10—GLOSSARY OF KEY DEFINITIONS AND TECHNICAL TERMS

1.	KEY DEFINITIONS

The following definitions apply throughout this Information Statement unless the context requires otherwise:

AAI	Aluminium Association of India

Air Act	the Indian Air (Prevention and Control of Pollution) Act 1981, as amended, of India;

ADRs	American Depositary Receipts;

Anglo American	Anglo American plc, a company incorporated in England and Wales;

Arbitration Act	the Indian Arbitration and Conciliation Act 1996, as amended;

Articles of Association	the articles of association of Sesa;

BALCO	Bharat Aluminium Company Ltd., a company incorporated in India;

BMM	Black Mountain Mining (Pty) Ltd, a company incorporated in South Africa;

Brook Hunt	Brook Hunt & Associates Ltd., a metals and mining consulting firm incorporated in England and Wales;

BSE	the Bombay Stock Exchange Limited;

CAGR	compound annual growth rate;

Cairn Energy	Cairn Energy plc, a company incorporated in England and Wales;

Cairn India	Cairn India Limited, a company incorporated in India;

Cairn India Group	Cairn India its subsidiaries and subsidiary undertakings;

Cairn India Transfer	transfer of Vedanta’s 37.8 per cent. shareholding in Cairn India to a subsidiary of Sesa;

Cambay Basin Block	block CB/OS-2 in the State of Gujarat, India;

Cambay Basin JV	a consortium consisting of ONGC, Tata and Cairn India, in relation to the exploration, development and production of the Cambay Basin Block;

Cambay Basin PSC	a PSC between the Government of India and the Cambay Basin JV which was signed on 30 June 1998;

CEC	Central Empowered Committee of India;

CEHL	Cairn Energy Hydrocarbons Limited, a company incorporated in England and Wales;

CEIL	Cairn Energy India Pty Limited (formerly known as Command Petroleum (India) Pty Limited), a company incorporated in Australia;

CERC	Central Electricity Regulatory Commission;

Citibank	Citibank, N.A, as depositary for the Sterlite ADS Facility or as the depositary of the Sesa ADS Facility, as the case may be;

Citi Fairness Opinions	series of opinions issues to the board of directors of Sesa Goa;

Citi India	Citigroup Global Markets India Private Limited;

CLB	Company Law Board;

CMT	Copper Mines of Tasmania Pty Ltd, a company incorporated in Australia;

Coal India	Coal India Limited, a company incorporated in India that is a government-owned coal monopoly in India;

Companies Act	the Indian Companies Act 1956, as amended;

Competition Commission	the Competition Commission of India;

Continuus-Properzi	Continuus-Properzi S.p.A Italy, a company incorporated in Italy;

CPCB	Central Pollution Control Board;

CUKHL	Cairn UK Holdings Limited, a company incorporated in England and Wales;

Depositories Act	the Depositories Act 1996;

Development Area	the three contiguous development areas in the Rajasthan Block totalling 3,111 square kilometres;

DGH	Director General of Hydrocarbons of India;

DSP Merrill Lynch	DSP Merrill Lynch Limited;

DSP Merrill Lynch Fairness Opinion	DSP Merrill Lynch opinion issued to the board of directors of Sterlite;

DTC	the Depository Trust Company;

EIA	Environment Impact Assessment;

Ekaterina	Ekaterina Limited, a company incorporated in Mauritius;

Ekaterina Scheme	scheme of arrangement under Mauritian and Indian law;

Electricity Act	the Indian Electricity Act 2003, as amended;

Elenilto	Elenilto Minerals & Mining LLC, a company incorporated in Delaware;

ERCs	together, the CERCs and SERCs;

Explanatory Statement	explanatory statement under section 393 of the Indian Companies Act of 1956;

FCCBs	foreign currency convertible bonds;

FDPs	field development plans;

FIPB	the Indian Foreign Investment Promotion Board;

FOB	free on board; this means that the seller fulfils his obligation to deliver when the goods have passed over the ship’s rail at the named part of shipment. Consequently, the buyer has to bear all costs and risks of loss or damage to the goods from that point;

Forest Act	the Indian Forest (Conservation) Act 1980, as amended;

GEPL	Goa Energy Private Limited, a company incorporated in India;

Goa High Court	High Court of Judicature at Bombay, Panaji Bench, Goa;

GSCs	gas sale contracts;

GSPCB	Goa State Pollution Control Board;

Grant Thornton	Grant Thornton India LLP

High Courts	the Madras High Court and the Goa High Court;

HZL	Hindustan Zinc Limited, a company incorporated in India;

IASB	International Accounting Standards Board;

IBM	Indian Bureau of Mines;

IFRS	International Financial Reporting Standards;

IGAAP	generally accepted accounting principles as used in India;

Income Tax Act	the Income Tax Act 1961, as amended, of India;

Indian Tax Department	the Indian Income Tax Department;

IOC	Indian Oil Corporation Limited, a company incorporated in India;

ISO 14001	the international standard for environmental management systems published by the ISO in 2004;

IST	Indian Standard Time;

ITPs	independent transmission projects;

Joint Valuation Report	Report issued by the Valuers to the boards of directors of Sesa Goa, Sterlite, MALCO, VAL and Twin Star Holdings;

LIBOR	the London Interbank Offered Rate, the British Bankers’ Association Interest Settlement Rate for the relevant currencies and period displayed on the appropriate page of the Reuters screen;

Lisheen	Lisheen Mine Partnership and its subsidiaries;

LME	London Metal Exchange;

Madras High Court	High Court of Judicature at Madras

MALCO	Madras Aluminium Company Limited, a company incorporated in India;

MALCO Record Date	a record date to be determined on which MALCO shareholders will be issued Sesa shares;

MAT	minimum alternative tax;

MBA Fields	the Mangala, Bhagyam and Aishwariya fields located in the Rajasthan Block;

MDA	Mineral Development Agreement entered into between Sesa Goa, BFL, Elenilto, WCL and the Government of Liberia on 3 August 2011;

Memorandum	Sesa’s memorandum of association;

Mineral Concession Rules	the Indian Mineral Concession Rules 1960, as amended;

Mines Act	the Indian Mines Act 1952, as amended;

Ministry of Coal	the Ministry of Coal of the Government of India;

Ministry of Corporate Affairs	the Ministry of Corporate Affairs of the Government of India;

Ministry of Finance	the Ministry of Finance of the Government of India;

Ministry of Mines	the Ministry of Mines of the Government of India;

Ministry of Power	the Ministry of Power of the Government of India;

Mitsui	Mitsui & Co Ltd, a company incorporated in Japan;

MMDR Act	the Indian Mines and Minerals (Development and Regulations) Act 1957, as amended;

MoEF	Ministry of Environment and Forest of the Government of India;

MoPNG	Ministry of Petroleum and Natural Gas of the Government of India;

MPT	Mangala Processing Terminal;

NEERI	National Environmental Engineering Research Institute of India;

NELP	New Exploration Licensing Policy;

Northern Fields	the Mangala, Aishwariya, Bhagyam and Shakti fields in the Rajasthan Block;

NSE	the National Stock Exchange of India Limited;

NYSE	the New York Stock Exchange;

OMC	Orissa Mining Corporation Ltd., a company incorporated in India;

ONGC	Oil and Natural Gas Corporation Limited, an Indian state-owned company incorporated in India;

OHSAS 18001	Occupational Health and Safety Assessment Series 18001 for Occupational Health Management System

PEL	petroleum exploration licence;

Pipeline	the heated pipeline for the transportation of crude oil produced at the Rajasthan Block of approximately 590 km;

PPAs	power purchase agreements;

PSC	production sharing contract;

Rajasthan Block	Block RJ-ON-90/1 in Rajasthan, India;

Rajasthan Block PSC	the PSC between the Government of India and a consortium consisting of ONGC, CEHL and CEIL;

Ravva Block	Block PKGM-1 in Andhra Pradesh, India;

Ravva JV	the joint venture relating to producing fields within the Ravva Block between Cairn India, ONGC, Videocon, Command Petroleum (India) Pty Ltd. and Ravva Oil;

Ravva Oil	Ravva Oil (Singapore) Pte Ltd, a company incorporated in Singapore;

Ravva PSC	the PSC for the exploration development and production of the Ravva field between the Government of India and a consortium consisting of ONGC, Videocon, Ravva Oil and CEIL dated 28 October 1994;

RBI	Reserve Bank of India;

SAT	Securities Appellate Tribunal of India;

Scheme Company	any of Sesa Goa, Sterlite, MALCO, VAL or Sterlite Energy;

Scheme Companies	all of Sesa Goa, Sterlite, MALCO, VAL and Sterlite Energy;

Scheme Document	the document setting forth the Scheme of Amalgamation and Arrangement;

Scheme Meetings	court convened meetings of the shareholders of the Scheme Companies;

SEBI	Securities and Exchange Board of India;

SEC	the US Securities Exchange Commission;

Securities Act	United States Securities Act of 1933, as amended;

SEIAA	State Environment Impact Assessment Authority;

SEPCO	Shandong Electric Power Construction Corporation, a company incorporated in China;

SERCs	State Electricity Regulatory Commissions;

Sesa	either the Sesa Goa or Sesa Sterlite entity, as the context requires;

Sesa ADSs	ADSs issued pursuant to the Sesa ADS Facility;

Sesa ADS Facility	an ADS facility established by Sesa with Citibank;

Sesa Goa	Sesa Goa Limited, a company incorporated in India;

Sesa Goa FCCBs	Sesa Goa FCCBs;

Sesa Industries	Sesa Industries Limited, a company incorporated in India, which was formerly the subsidiary of Sesa Goa and has since amalgamated with Sesa Goa with effect from 14 February 2011;

Sesa Resources	Sesa Resources Limited, a company incorporated in India;

Sesa Sterlite	the company that will exist after the all-share merger of Sterlite into Sesa Goa;

Sesa Sterlite Deposit Agreement	the deposit agreement appointing Citibank as depositary bank of the Sesa ADS Facility by Sesa;

Sesa Sterlite Group	Sesa Sterlite, its subsidiaries and its constituent businesses as at the date the Transaction is completed;

SFIO	Serious Fraud Investigation Office of India;

Skorpion	Skorpion Mining Company (Pty) Ltd, a company incorporated in Namibia, and its subsidiaries;

SMC	Sesa Mining Corporation Limited (formerly known as Dempo Mining Corporation Pvt. Ltd), a company incorporated in India;

SOVL	Sterlite Opportunities and Ventures Limited, a company incorporated in India;

Sterlite	Sterlite Industries (India) Limited, a company incorporated in India

Sterlite ADSs	ADSs issued pursuant to the Sterlite ADS Facility;

Sterlite ADS Facility	an existing ADS facility established by Sterlite;

Sterlite ADS Holders	holders of Sterlite ADSs;

Sterlite Energy	Sterlite Energy Limited, a company incorporated in India

Sterlite Gold	Sterlite Gold Ltd., a company incorporated in Canada;

Sterlite Record Date	a record date to be determined on which Sterlite shareholders will be issued Sesa shares;

STL	Sterlite Technologies Limited (previously known as Sterlite Optical Technologies Limited), a company incorporated in India;

Supreme Court	the Supreme Court of India;

Suvali Processing Plant	an 82 acre onshore processing facility at Suvali in India;

Takeover Code	the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997, as amended;

Tata	Tata Petrodyne Limited, a company incorporated in India;

TNPCB	Tamil Nadu Pollution Control Board;

Transaction	the Scheme, the Ekaterina Scheme and the Cairn India Transfer

TSEHL	Twin Star Energy Holdings Limited, a company incorporated in Mauritius;

TSMHL	Twin Star Mauritius Holdings Limited, a company incorporated in Mauritius;

TSPL	Talwandi Sabo Power Limited, a company incorporated in India;

Twin Star Holdings	Twin Star Holdings Limited, a company incorporated in Mauritius;

UMPPs	Ultra Mega Power Projects;

VAL	Vedanta Aluminium Limited, a company incorporated in India

Valuers	together, KPMG India Private Limited and Grant Thornton;

VAT	value added tax or any similar tax or levy imposed in any jurisdiction;

Vedanta	Vedanta Resources plc, a company incorporated under the Companies Act 1985 and registered in England and Wales with registered number 4740415

Vedanta Group	Vedanta, its subsidiaries and subsidiary undertakings

Videocon	Videocon Industries Limited, a company incorporated in India (formerly a separate corporate entity called Petrocon India Limited, previously named Videocon Petroleum Limited);

Volcan	Volcan Investments Limited, a company incorporated in the Bahamas;

Water Act	the Indian Water (Prevention and Control of Pollution) Act 1974, as amended;

WCL	Western Cluster Limited, a company incorporated in Liberia;

2.	GLOSSARY OF TECHNICAL TERMS

The following definitions apply to the technical terms throughout this Prospectus, unless the context requires otherwise:

2D	two dimensional;

2P	gross proved plus probable;

3D	three dimensional;

4D	four dimensional;

10[3]bbl	thousands of barrels of oil;

10[6]ft3	millions of cubic fee of gas;

alloy	a compound of two or more metals;

alumina	the calcined product from an alumina refinery containing at least 98 per cent. aluminium oxide (Al2O3 );

anode	the electrode by which current enters the cell. For copper refining, the impure copper is used as an anode. For zinc refining, lead anodes are used. For aluminium refining, a carbon anode is used;

anode slime	a deposit of insoluble residue formed from the dissolution of the anode in commercial electrolysis. In copper refining, this slime contains the precious metals that are recovered from it;

API	a specific gravity scale developed by the American Petroleum Institute for measuring the relative density of various petroleum liquids;

bauxite	a general term for a rock composed of a mixture of hydrated aluminium oxides and hydroxides and generally contaminated with compounds of iron. It is the main ore from which aluminium is produced;

Bayer process	this is the principal industrial means of refining bauxite to produce alumina. In the Bayer process, bauxite is washed with a hot solution of sodium hydroxide at 175 degrees Celsius (digestion). This converts the alumina to aluminium hydroxide which dissolves in the hydroxide solution. The other components of bauxite do not dissolve and are filtered from the solution as solid impurities (clarification). The mixture of solid impurities is called red mud, and presents a disposal problem. Next, the hydroxide solution is cooled, and the dissolved aluminium hydroxide precipitates out as a white, fluffy residue. When then heated to 1,050 degrees Celsius, the aluminium hydroxide decomposes to alumina (calcination), giving off water vapour in the process. A large amount of the alumina so produced is then subsequently smelted in order to produce aluminium;

bbl	barrel of oil;

bboe	billion barrels of oil equivalent;

bcf	billion cubic feet;

boepd	barrels of oil equivalent per day;

bopd	barrels of oil per day;

brownfield	development project to upgrade, modify or further develop an existing property;

calcined	to be heated to a high temperature, but below the melting or fusing point causing loss of moisture, reduction or oxidation or thermal decomposition (a chemical reaction where a single compound breaks up into two or more simpler compounds or elements when heated);

cathode	the conductor through which electricity leaves the cell. For copper refining, the cathode is where the refined copper is deposited. For aluminium smelting, the cathode is known as the pot lining;

cells	the containers in which the electrolytic process for formation of metal takes place. For aluminium smelting, these are known as pots;

concentrate	material which has been processed to increase the percentage of the valuable mineral to facilitate transportation and downstream processing;

copper concentrate	a product of the flotation process with a copper content typically ranging between 24 per cent. and 40 per cent.;

CPP	captive power plant;

cut-off grade	the lowest grade of mineralised material considered economic to mine. Cut-off grade is used in the calculation of the ore reserves for a given deposit;

de-bottlenecking	the removal of a constraint on production by increasing the productivity of one part of an operation;

deposit	a mineralised body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved;

development	activities related to a mineral deposit commencing at the point economically recoverable reserves can reasonably be estimated to exist and generally continuing until commercial production begins;

dmt	dry metric tonnes;

draft	with respect to a ship’s hull, the vertical distance between the waterline and the bottom of the hull (keel), with the thickness of the hull included;

dwt	dead weight tonnes; refers to the maximum amount of tonnes of cargo a ship is able to carry;

EOR	enhanced oil recovery;

exploration	prospecting, sampling, mapping, drilling and other work involved in searching for ore;

flotation	a wet chemistry process by which particular minerals are induced to become attached to bubbles and to float, while other minerals sink;

footwall	the rock which lies below the ore;

GAMI technology	technology from the Guiyang Aluminium-Magnesium Design & Research Institute of China. In the GAMI technology, pots are cut into the circuit by taking complete power outage. This involves loss of production as well as regular operational disturbances to pot operation. Fuses are designed to bypass the line current, until the pot was cut into the circuit. After a calculated safe period of time, the fuses melted resulting in the pot coming into potline circuit. The GAMI technology potline has a capacity for producing initially 245 ktpa aluminium;

grade	proportion (by weight) of the valuable element within the mineralised rock;

greenfield	new development project on previously undeveloped land that is built from scratch;

HG	high grade; an international standard of grading for zinc ingots;

hydrometallurgical	the treatment of metal or the separation of metal from ores and ore concentrates by liquid processes, such as leaching, extraction and precipitation to extract and recover metals from their ores;

ISF	imperial smelting furnace;

inferred resources	mineral resource inferred from geoscientific evidence, drill holes, underground openings or other sampling procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of reliability;

in situ	in the natural or original position; applied to a rock, soil, or fossil when occurring in the situation in which it was originally formed or deposited;

IsaProcess	an electrolytic refining process developed by MIM Holdings Ltd.’s Process Technologies;

IsaSmelt	a lance-based intensive bath smelting technology developed by MIM Holdings Ltd.’s Process Technologies;

JORC Code	Report of the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, dated September 1999;

kboepd	kilo barrels of oil equivalent per day;

km	kilometres, a measure of distance;

Koepe winder	a system where the winding drum is replaced by a large wheel or sheave. Both cages are connected to the same rope, which passes around some 200 degrees of the sheave in a groove of friction material. The Koepe sheave may be mounted on the ground adjacent to the headgear or in a tower over the shaft. The drive to the rope is the frictional resistance between the rope and the sheave. It requires the use of a balance rope. It is often used for hoisting heavy loads from deep shafts and has the advantage that the large inertia of the ordinary winding drum is avoided. The system has been widely used in Europe for many years, and some large projects in the United Kingdom are being equipped with winders of this type;

kt	kilotonne;

ktpa	thousand tonnes per annum;

KV	kilovolt;

kVA	kilovolt-ampere;

lb	imperial pound (mass) equivalent to 0.4536 kilogrammes;

leaching	extracting a soluble metallic compound from an ore by selectively dissolving it in a suitable solvent;

lead concentrate	product of the flotation process with a lead content typically ranging between 50 per cent. and 70 per cent.;

m3	cubic metres;

mill	a plant in which ore is treated and metals are recovered or prepared for smelting. Also a revolving drum used for the grinding of ores in preparation for treatment;

mine life	the remaining life of a mine in years calculated by deducting the scheduled production rates (i.e. the rate at which material will be removed from the mine) from the current defined reserves;

mineral	a natural, inorganic, homogeneous material that can be expressed by a chemical formula;

mineralisation	the process by which minerals are introduced into a rock. More generally, a term applied to accumulations of potentially economic or related minerals in quantities ranging from anomalous to economically recoverable;

mineral resource	a tonnage or volume of rock or mineralisation of intrinsic economic interest;

mm	millimetres;

mmbbls	million barrels;

mmboe	million barrels of oil equivalent;

mmbtu	million British thermal units;

MRL	metre reduced level;

mtpa	million tonnes per annum;

MW	megawatt, a unit of electrical energy equal to one million watts;

open-pit mine	a mine that is entirely on the surface. Also referred to as an open-cut or opencast mine;

ore	a mineral or mineral aggregate containing precious or useful minerals in such quantities, grade and chemical combination to make extraction economic;

ore reserve	the economically mineable part of a measured and/or indicated mineral resource, and includes diluting materials and allowances for losses which may occur when the material is mined;

overburden	waste material overlying ore in an open-pit mine;

PRMS	petroleum resources management system

pH	potential of hydrogen; a measure of the acidity or alkalinity of a solution;

pig iron	pig iron is raw iron that is the immediate product of smelting iron ore with coke and limestone in a blast furnace;

plant	fixed or moveable equipment required in the process of winning or processing the ore;

probable reserves	those measured and/or indicated mineral resources which are not yet proved, but of which detailed technical and economic studies have demonstrated that extraction can be justified at the time of the determination and under specified economic conditions;

proved reserves	reserves for which (a) quantities are computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) sites for inspection, sampling and measurement are spaced so closely and the geological character is sufficiently defined that the size, shape, depth and mineral content of the reserves are well established;

PSC	production sharing contract;

pyrometallurgical	pertaining to metallurgical operations that involve processing temperatures above ambient conditions, generally involving chemical reactions as distinct from metal casting substantially which involves only a physical transformation such as solidification;

refining	the final process of upgrading of the metal quality. For aluminium, it is the intermediate stage of converting bauxite to alumina;

refining charge	the fees charged by a refinery for purifying crude metallic products;

reserves	those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proved or probable;

resources	all of the potential minerals in a defined area based on points of observation and extrapolations from those points. Potential 195 minerals are defined as minerals which have been or could be beneficiated to give a quality acceptable for commercial usage in the foreseeable future;

RLE	roast-leach-electrowin; a process utilised in many hydrometallurgical zinc smelters whereby zinc concentrate is first roasted to remove the sulphur content, which comes out in the form of sulphur dioxide gas, and then subjected to leaching and electrolysis;

ROM	run of mine, which includes all material mined including the waste;

SAG	semi-autogenous;

SHG	Special High Grade; an international standard of grading for zinc ingots;

slag	the vitreous mass separated from the fused metals in the smelting process;

smelting	a thermal process whereby molten metal is liberated from a concentrate, with impurities separating into a lighter slag;

SNIF	a spinning nozzle inert flotation;

SNIF degasser	a SNIF in-line degassing/filtration system for treatment of molten aluminium;

spot market	a market in which commodities are bought and sold for cash and delivered immediately;

spot price	the current price of a metal for immediate delivery;

STOIIP	stock tank oil initially in place;

stope	the underground excavation within the ore body where the main production takes place. Depending on the ore body qualities, stopes can range from 5 kt to 2 metric tonnes;

strip ratio	the number of units of waste material in a surface mine which must be removed in order to extract one unit of ore;

TcRc	treatment charge and refining charge levied by smelters and refineries for the smelting and refining of copper concentrate from mines into copper metal;

tonne	metric tonne equivalent to 2,204.62 lb or 1,000 kilogrammes;

total production	that part of production at mines and operations in which subsidiaries of Vedanta have an interest. In this Prospectus, unless expressly stated otherwise, production also refers to total production;

total reserves	that part of the reserves from a mine in which subsidiaries of Vedanta have an interest. In this Prospectus, unless expressly stated otherwise, reserves also refer to total reserves;

tpa	tonnes per annum;

zinc concentrate	product of flotation process with a zinc content typically ranging between 45 per cent. and 60 per cent.

ANNEX A

PROCEDURE FOR SHAREHOLDERS AND ADS HOLDERS TO APPEAR AT THE HIGH COURT HEARINGS

1.	Form of notice and form of affidavit

Rule 34 of the Companies (Court) Rules, 1959 (“Court Rules”) provides that any interested party intending to appear at the hearing of a petition for sanction of scheme of arrangement or amalgamation, whether to support or oppose the petition, that has served a written notice on the relevant company or its advocate, at the address given in the advertisement giving notice to shareholders and creditors of the date of the relevant court hearing, shall be entitled to appear, either in person or through an appointed representative, at the court hearing to voice any objection it may have in respect of or provide support for the scheme. Any notice to be so served shall contain the address of such person, be signed by it or its advocate and shall be served not later than two days previous to the date of hearing.

Rule 34 of the Court Rules further states that such notice shall be filed in the prescribed Form No. 9, with such variations as the circumstances may require, and where such person intends to oppose the petition, the grounds of its opposition. In practice, an affidavit verifying the contents of the notice shall be furnished along with such notice. Any interested party who has failed to comply with this rule shall not, except with the leave of the Judge, be allowed to appear at the hearing of the petition. A copy of such notice must also be submitted to the relevant High Court, simultaneously with its service on the company concerned.

The prescribed format of the notice as under Form No. 9 is provided below. However, it should be noted that, pursuant to the provisions of Rule 34 of the Court Rules, variations can be made to this format as required under specific circumstances. Further, as already mentioned, a notice by an interested party providing details of grounds of opposition to the scheme in question must be accompanied by an affidavit executed by such interested party.

Any shareholders or ADS holders intending to appear at the High Court hearings should consult independent legal counsel in India before filing the required notice and affidavit.

2.	Form of notice

FORM NO. 9

[See rule 34]

[HEADING AS IN FORM NO. I]

Company Petition No.            of 20    .

Notice of Intention to appear

To

Take notice that A, B, intends to appear at the hearing of the petition advertised to be heard on the     day of    . 20    . and to oppose (or support) such petition.

A-1

(Name)

(Sd.)

(Address)

Dated

[Note: Grounds of objection or copy of the affidavit, if any, should be served with the notice.]

3.	Form of affidavit

FORM NO. I

[See rule 4]

General heading for proceedings

In the High Court at

[(Or) In the District Court of            ]

Original Jurisdiction

In the mater of the Companies Act, 1956 and

In the matter of X. Y. Ltd*: (Give the name of the Company)

*Notes:

(1) Where the company is being wound up, the words ‘in liquidation’ should be inserted in brackets after the name of the company (see rule 115).

(2) Where the company is wound up under the provisions of the Banking Companies Act, 1949 or the Insurance Act, 1938, the relevant Act should be set out in the cause title along with the Companies Act, 1956.

A-2

ANNEX B

JOINT VALUATION REPORT

B. JOINT VALUATION REPORT

Strictly Private and Confidential Board of Directors of Board of Directors of Sterlite Industries (India) Limited Sesa Goa Limited SIPCOT Industrial Complex Sesa Ghor, 20 EDC Complex, Madurai-Bypass Road Patto, Panaji, T.V. Puram P.O. Goa – 403 001 Tuticorin – 628 002 India Vedanta Aluminium Limited Madras Aluminium Company Limited Core- 6, 2nd Floor Post Box No.4 , Mettur Dam RS 636402 Scope Complex, 7- Lodhi Road Salem District New Delhi – 110003 Tamil Nadu Twinstar Holding Limited Multiconsult Limited, Rogers House 5, President John Kennedy Street Port Louis, Mauritius 24 February 2012 Dear Sirs / Madams, Equity Share Swap Ratio In accordance with the terms of the engagement letters dated 4 February 2012 and addendum letters dated 5 February 2012 and February 24, 2012 with KPMG India Private Limited (‘KPMG’), and dated 30 January 2012 with Grant Thornton India LLP (“GT”), (collectively “Valuers” or “We”), We have been appointed by the Managements of Sesa Goa Limited (“SGL”), Sterlite Industries (India) Limited (“SIIL”), Vedanta Aluminium Limited (“VAL”), Twinstar Holding Limited (“THL”) and The Madras Aluminium Company Limited(“MALCO”) (together referred to as ‘Companies’ or ‘Client’ or ‘You’) as independent valuers in relation to recommending a share swap ratio to the Board of Directors for the proposed merger of SIIL, Ekaterina Ltd. (“Ekaterina”) and MALCO with SGL (“Engagement” or “Transaction” as the context may require), as on 31 December 2011 (hereinafter referred to as “Valuation Date”). Background Sesa Goa Limited is engaged in the business of exploration, mining and processing of iron ore with mining operations in Goa and Karnataka in India. In August 2011, SGL acquired 51 per cent stake in Western Cluster Limited, Liberia (‘WCL”), which has mining interests / rights in the Western Cluster iron ore project in Liberia with estimated resources of approximately one billion tonnes of potential resources. SGL is also engaged in the manufacturing of pig iron and metallurgical coke. SGL is listed on Bombay Stock Exchange Limited (“BSE”) and National Stock Exchange Limited (“NSE”) in India. © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 1

Further, SGL holds 20.17 per cent in Cairn India Limited (“CIL”), a company engaged in the business of surveying, prospecting, drilling, exploring, acquiring, developing, producing, maintaining, refining, storing, trading, supplying, transporting, marketing, distributing, importing, and exporting minerals, oils, petroleum, gas, and related by-products in India. CIL is listed on BSE and NSE in India. Sterlite Industries (India) Limited operates as a non-ferrous metals and mining company in India and internationally. It is engaged in the smelting and processing of copper and related by products. The company’s primary products consist of copper cathode and continuous cast rods, as well as by products comprise sulphuric acid, phosphoric acid, hydrofluoro silicic acid, gypsum, ferro sand, and slime. In addition, SIIL through its subsidiaries and associates, owns varying majority stakes in the following: Copper Mines at Tasmania in Australia; Hindustan Zinc Limited (“HZL”), which is engaged in smelting and production of lead and zinc, as well as sulphuric acid and silver ingots. It operates three lead-zinc mines in the state of Rajasthan in northwest region India. SIIL owns 64.92 per cent in HZL through its 100 per cent subsidiary Sterlite Opportunities and Ventures Limited; HZL is listed on BSE and NSE in India; International zinc assets namely Skorpion Zinc in Namibia, Black Mountain Mines in South Africa, and Lisheen Mines in Ireland. SIIL owns stake in International Zinc Assets through its 100 per cent subsidiary Sterlite Infra Limited; o SIIL owns 51 per cent in Bharat Aluminium Company Limited (“BALCO”), which produces aluminium from its bauxite mines; o SIIL owns 100 per cent in Sterlite Energy Limited which is engaged in power generation businesses. o SIIL owns 74% stake in Paradip Multi Cargo Berth Private Limited and 99.99% stake (on a fully diluted basis as on the Valuation Date) in Vizag General Cargo Berth Private Limited, both are engaged in port operations. SIIL also holds 29.5 per cent in Vedanta Aluminium Limited which is engaged in the production of metallurgical grade alumina and aluminium products. Madras Aluminium Company Limited is engaged in the business of power generation. Currently, it operates a 100 MW power plant located in Mettur, Tamil Nadu. MALCO also hold 3.56 per cent stake in SIIL. As indicated by the Management of Twinstar Holdings Limited, THL through its 100% subsidiary, Ekaterina, owns 70.5 per cent stake in Vedanta Aluminium Limited (VAL) as on 17 February 2012, which is a producer of metallurgical grade alumina and other aluminium products. VAL operates a greenfield refinery in Lanjigarh with an existing capacity of 1 mtpa and an associated 75 MW captive power plant and a brownfield aluminium smelter at Jharsuguda with an existing 0.5 mtpa capacity and an associated 1,215 MW captive power plant. VAL plans to further expand capacity at Lanjigarh by 5 mtpa, with an associated 210 MW captive power plant; and at Jharsuguda by 1.25 mtpa. © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 2

Shareholding pattern The following tables set out the shareholding patterns of the Companies as on 17 February 2012 SGL Particulars Number of shares Percentage holding Promoter Group 479,113,619 55.13% Institutions 259,763,640 29.89% Non institutions 130,224,164 14.98% Total 869,101,423 100.00% SIIL Particulars Number of shares Percentage holding Promoter Group 1,785,634,361 53.12% Institutions 698,287,361 20.77% Non institutions 442,313,126 15.08% Shares held by Custodians and 428,674,404 12.75% against which Depository Receipts have been issued Total 3,361,207,534 100.00% Note: Promoter Group shareholding includes 119,750,659 equity shares held by MALCO MALCO Particulars Number of shares Percentage holding Promoter Group 10,66,08,201 94.79% Others 5,856,069 5.21% Total 112,464,270 100.00% Proposed restructuring As a part of a Vedanta group restructuring, SGL, SIIL, MALCO and THL are proposing to consolidate the operations of the Companies through a Scheme of Arrangement and have engaged KPMG and GT as independent valuers, to jointly recommend a share swap ratio in this letter (“Swap Letter”). We understand that the respective Boards of Directors of the Companies are proposing to implement this by way of a Scheme of Arrangement under the provisions of Sections 391 – 394 of the Companies Act, 1956, (“Scheme of Arrangement”). Under the Scheme of Arrangement, as consideration for their equity shares in SIIL, MALCO and Ekaterina, the shareholders will be issued equity shares of SGL pursuant to fair exchange ratio decided upon by the respective boards of the Companies and approved by the shareholders of the Companies. We have carried out the relative valuation of the equity shares of SGL, SIIL, MALCO and Ekaterina with a view to arriving at a fair share exchange ratio of the equity shares of SIIL, MALCO and Ekaterina for the equity shares of SGL. © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 3

This Share Swap Ratio Letter (“Swap Letter”) is our joint deliverable to the above Engagement. This report is subject to the scope, assumptions, exclusions, limitations and disclaimers detailed hereafter. As such the report is to be read in totality, and not in parts, in conjunction with the relevant documents referred to therein. Sources of data For purposes of the valuation, we have relied on the following information provided to us in the data room: ?? SGL Audited consolidated and standalone financial statements for the year ending 31 March 2011 of SGL; Unaudited consolidated and standalone financial statements for the period ending 31 December 2011 of SGL; Unaudited consolidated and standalone financial statements of subsidiaries of SGL as on 31 December 2011; Management Business Plan for SGL, its subsidiaries and investments; Discussions with the management of SGL; Other relevant information made available to us by the Management at our request; and For our analysis, we have relied on published and secondary sources of data, whether or not made available by the Client. We have not independently verified the accuracy or timeliness of the same. ?? SIIL Audited consolidated and standalone financial statements for the year ending 31 March 2011 of SIIL; Audited financial statements of subsidiaries of SIIL as on 31 March 2011; Unaudited consolidated and standalone financial statements for the period ending 31 December 2011 of SIIL; Unaudited consolidated and standalone financial statements of subsidiaries of SIIL as on 31 December 2011; Management Business Plan for SIIL, its subsidiaries and investments; Discussions with the management of SIIL; Other relevant information made available to us by the management of SIIL at our request; and For our analysis, we have relied on published and secondary sources of data, whether or not made available by the Client. We have not independently verified the accuracy or timeliness of the same. ?? MALCO Audited financial statements for the year ending 31 March 2011 of MALCO as per Indian GAAP; © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 4

Unaudited financial statements for the period ending 31 December 2011 of MALCO as per Indian GAAP; Management Business Plan for MALCO and its investments from FY12 to FY17 as per IFRS Accounting Standards; Discussions with the management of MALCO; Other relevant information made available to us by the management of MALCO at our request; and For our analysis, we have relied on published and secondary sources of data, whether or not made available by the Client. We have not independently verified the accuracy or timeliness of the same. ?? Ekaterina (holding company of VAL) Proposed shareholding of Ekaterina will be 1,807,608,370 equity share of face value of USD 0.1 each Management Business Plan for VAL; Discussions with the management of VAL; Other relevant information made available to us by the management of VAL at our request; and For our analysis, we have relied on published and secondary sources of data, whether or not made available by the Client. We have not independently verified the accuracy or timeliness of the same. Valuation Methodologies In arriving at the fair value of the Companies and its shares, from amongst the generally accepted valuation methodologies, we have applied methodologies most appropriate to the circumstances, keeping in mind whether the entities are listed, the nature of operations, life of the projects, level of maturity of the businesses and the future business potential. These values were determined independently but on a relative basis, and without considering this Transaction. The methodology used to arrive at the valuation of SGL, SIIL, MALCO and Ekaterina is the Market Price Approach, sum of parts using Discounted Cash Flow approach (“DCF”), Net Asset Value approach (“NAV”) and Price of Recent Investments/Transactions (“PRI”). A brief overview of the valuation methodology used is outlined below: 1 Market Price approach This valuation method reflects the price that the market, at a point in time, is prepared to pay for the shares of an entity. It is therefore influenced by the condition of the stock market, and the concerns and opportunities that are seen for the business in the sector or market in which it operates. The market price also reflects the investor’s view of the ability of management to deliver a return on the capital it is using. Clearly, this method can be used only in case of shares of a company listed on a stock exchange. This approach has been used for all listed Companies including listed subsidiaries and investments in listed Companies, wherever applicable. Under this approach, the value of the business is arrived at by considering the market price of the company based on the price of equity shares quoted on the stock exchange where the company’s shares are traded. © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 5

2 Sum of parts using DCF approach: SGL, SIIL, MALCO and Ekaterina hold operating assets either directly within the company or through its subsidiaries. The Sum of Parts using the DCF approach has been used to value SGL, SIIL, MALCO and Ekaterina in which we have: Used the DCF method to value the projects based on the management business plan. Under the DCF approach, forecast cash flows are discounted back at an appropriate discount rate, to the present date, generating a net present value for the cash flow stream of the business during the forecast period. The rates at which future cash flows are discounted reflect not only the time value of the cash flows but also the risk associated with the business’ future operations. The non-operating subsidiaries of SGL and SIIL are valued based on NAV using their financial statements as on the Valuation Date. In addition to the above, appropriate adjustments for cash and bank balance and investments as per the financial statements as on the Valuation Date of SGL, SIIL and MALCO are made. Investments have been considered at fair market value as on the Valuation Date. Based on the information made available to us, contingent liabilities as on the date of valuation have been considered. 3 Net Asset Value approach (NAV) The Net Asset Value methodology has been considered in carrying out the valuation of SGL, SIIL and MALCO. Under the Net Asset Value approach, total value is based on the sum of book values as recorded on the consolidated balance sheet of respective Companies. Provisional consolidated financial statements of SGL, SIIL and MALCO as on 31 December 2011 have been used to derive the respective equity value per share under NAV method. 4 Price of recent investment (PRI) The Price of recent investment approach has been considered in cases where an investment/transaction has taken place recently or the company has been acquired recently. In such a case the cost of such investment / acquisition has been considered as the fair market value. PRI has been used to derive value of SGL’s investments in CIL. Limitations Our work did not constitute an audit, a due diligence or an independent validation of the financial statements for the any of the businesses, and accordingly, we do not express any opinion on the same. This Swap Letter, its contents and the results herein are specific and limited to (i) the purpose of the valuation agreed as per the terms of our engagement; (ii) date of this Swap Letter and (iii) are based on the balance sheet of the Companies as of 31 December 2011. Events occurring after the date hereof may affect this report and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this report. The recommendation(s) rendered in this report only represent our recommendations(s) based upon information furnished by the Companies and as available from other sources and the said © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 6 recommendation(s) shall be considered to be in the nature of non binding advice, (our recommendation shall however not be used for advising anybody to take buy or sell or voting decision, for which specific opinion needs to be taken from expert advisors) In the course of the valuation, we were provided with both written and verbal information, including market, technical, financial and operating data. We are not legal or regulatory advisors with respect to legal and regulatory matters for the Transaction. We do not express any form of assurance that the financial information (including projections) or other information as prepared and provided by the Companies is accurate. We have relied upon the statements made on behalf of each Company that all information which they have provided to us is accurate and not misleading, that they have not omitted any relevant and material factors and that they have checked the relevance or materiality of any specific information to the present exercise with us in case of any doubt. We have however not verified the correctness or otherwise of such statements. Accordingly, we do not express any opinion or offer any assurance regarding its accuracy or completeness. Our conclusions are based on these assumptions and information given by / on behalf of the Companies. The respective managements of the Companies have indicated to us that they have understood any omissions, inaccuracies or misstatements may materially affect our valuation analysis / results. Accordingly, we assume no responsibility for any errors in the information furnished by the Companies and their impact on the valuation of the Companies. Also, we assume no responsibility for technical information (if any) furnished by the Companies. The realizations of the projections are dependent on the continuing validity of the assumptions on which they are based. Since the projections relate to the future, actual results may be different from the projected results because events and circumstances do not occur as expected, and differences may be material. Our analysis and review of the businesses of the Companies does not constitute an audit in accordance with Auditing Standards and does not include the vetting of financial projections provided by the Management of the Companies. We have solely relied on explanations and information provided by the Management of Companies and accepted the information provided to us as consistent and accurate on an “as is” basis. Although, we have reviewed such data for consistency and reasonableness, we have not independently investigated or otherwise verified the data provided. Nothing has come to our attention to indicate that the information provided has material misstatements or would not afford reasonable grounds upon which to base the report. This Swap Letter does not address the relative merits of the Transaction as compared with any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Any decision by the Clients regarding whether or not to proceed with the Transaction shall rest solely with the Clients. The book values of the assets and liabilities of the Companies have been considered as representative of their intrinsic value in the absence of any report of external valuers. Our fee for issuance of the Swap Letter is not contingent upon the results reported therein. We owe responsibility to the Managements of the Companies only and nobody else. Both of us have been engaged severally and not jointly and neither of us shall be liable for any losses, claims, damages or liabilities in respect of any statement contained in this Swap Letter, nor for any losses, claims, damages or liabilities arising out of actions taken, omissions of or advice given by any other party or person to SGL, SIIL, MALCO and THL. Though the Swap Letter has been issued by us jointly, since both of us have worked on our analysis independently, our liability, if any, shall be several. © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 7

We do not accept any liability to any third party in relation to the issue of this Swap Letter, and our Swap Letter is conditional upon an express indemnity from the Companies in our favor holding us harmless from and against any cost, damage, expense and other consequence in connection with the provision of this Swap Letter. This Swap Letter is subject to the laws of India. KPMG India and GT India would not be referred as “expert” in any regulatory filings. Neither the valuation report / Swap Letter nor its contents may be referred to or quoted in any registration statement, prospectus, offering memorandum, annual report, loan agreement or other agreement or document given to third parties other than in connection with the proposed restructuring of the Companies including the proposed scheme of amalgamation without our prior written consent. In addition, this Swap Letter does not in any manner address the prices at which the listed Companies’ equity shares will trade following consummation of the Transaction and we express no opinion or recommendation about how the shareholders of any of the Companies should vote at any shareholders meeting(s) to be held in connection with the Transaction. We (including our global affiliates) are not responsible for updating the Swap Letter because of events or transactions occurring subsequent to the date of Swap Letter. Any updates or second opinions on the Valuation cannot be sought by the Management from external agencies including global offices without our prior written permission. The share swap ratio proposed in this Swap Letter is based on: ?? SGL’s fully dilutive shareholding of 869,101,423 equity shares of face value of INR 1 each. ?? SIIL’s fully dilutive shareholding of 3,361,207,534 equity shares of face value of INR 1 each. ?? MALCO’s fully dilutive shareholding of 112,464,270 equity shares of face value of INR 2 each. ?? Ekaterina’s proposed fully dilutive shareholding of 1,807,608,370 equity shares of face value of US$ 0.1 each. This Swap Letter is prepared for the Clients and must be used only for the purposes as stated in the Swap Letter and shall not be copied, disclosed or circulated or referred to in correspondence or discussion with any party or person including potential investors. This Swap Letter is confidential to the Clients and it is given on the express understanding that it is not communicated, in whole or in part, to any third party without KPMG’s and GT’s prior written consent. Neither the Swap Letter nor its content may be used for any purpose other than as specified herein,without prior written consent of KPMG and GT. Conclusion Though different values have been arrived at under each of the above approaches, for the purposes of recommending an equity share swap ratio, it is necessary to arrive at a single value for the shares of both the Companies. It is, however, important to note that in doing so, we are not attempting to arrive at the absolute values of the shares of each Company. Our exercise is to work out relative values of shares of the Companies. For this purpose, it is necessary to give appropriate weightage to the values arrived at under each approach discussed above. © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 8

Based on the valuation carried out for SGL, SIIL, MALCO and Ekaterina we propose the following: ?? That 3 equity shares of face value of INR 1 each fully paid up of SGL should be issued for 5 equity shares of face value of INR 1 each of SIIL. ?? That 7 equity shares of face value of INR 1 each fully paid up of SGL should be issued for 10 equity shares of face value of INR 2 each of MALCO. ?? That 1 equity shares of face value of INR 1 each fully paid up of SGL should be issued for 25 equity shares of face value of USD 0.1 each of Ekaterina. Our Swap Letter is based on the current equity share capital structure of SGL, SIIL, MALCO and Ekaterina. Any variation in the equity capital structures of the Companies prior to the Scheme of Arrangement becomes effective may have an impact on the fair swap ratio. Though both of us have worked independently on our analysis of the swap ratio, we have arrived at a consensus swap ratio. Yours faithfully, KPMG India Private Limited Grant Thornton India LLP Partner – Corporate Finance Partner – Valuation services © 2012 KPMG India Private Limited, an Indian private limited company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Grant Thornton India LLP is a member firm within Grant Thornton International Ltd Page 9

ANNEX C

DSP MERRILL LYNCH FAIRNESS OPINION

The DSP Merrill Lynch Fairness Opinion was delivered solely for the use and benefit of the directors of Sterlite and does not constitute, and should not be relied on a recommendation to any shareholder or Sterlite ADS holder as to how such person should vote on the proposed Merger or Transaction (as such terms are defined in the DSP Merrill Lynch Fairness Opinion) or any matter related thereto.

DSP Merrill Lynch Limited.

8th Floor, Mafatlal Centre

Nariman Point

Mumbai 400 021

Tel: +91 22 6632 8000 (Board)

Fax:+91 22 2204 8518

CONFIDENTIAL

February 25, 2012

The Board of Directors

Sterlite Industries (India) Ltd.

SIPCOT Industrial Complex

Madurai-Bypass Road

T.V. Puram P.O.

Tuticorin – 628 002

India

Members of the Board of Directors:

We understand that Sterlite Industries (India) Ltd. a public limited company incorporated in India under the Companies Act, 1956 (“Sterlite”) proposes to enter into an Arrangement under section 391-394 of the Indian Companies Act, 1956 (the “Arrangement”), with Sesa Goa Ltd., (“Sesa”), Madras Aluminium Co. Ltd. (“MALCO”), Vedanta Aluminium Ltd. (“VAL”) and Sterlite Energy Ltd. (“Sterlite Energy”), pursuant to which, among other things, Sterlite, MALCO and Sterlite Energy will merge with and into Sesa (the “Merger”). The terms and conditions of the Merger are more fully set forth in the scheme of arrangement (“Scheme Document”) to be filed by the abovementioned companies with the appropriate courts in India. Pursuant to the Merger, we understand that the holders of equity shares, of par value Rs. 1/- each, in the capital of Sterlite (each a “Sterlite Equity Share” and each beneficial owner of a Sterlite Equity Share, a “Sterlite Shareholder”) will be allotted 3 equity shares of Rs. 1/- each, of Sesa (“Sesa Equity Share”) for every 5 Sterlite Equity Shares held (the “Exchange Ratio”); and that the holders of equity shares, of par value Rs. 2/- each, in the capital of MALCO (each a “MALCO Equity Share” and each beneficial owner of a MALCO Equity Share, a “MALCO Shareholder”) will be allotted 7 Sesa Equity Shares for every 10 MALCO Equity Shares held (the “MALCO Exchange Ratio”); each of the aforesaid mentioned parties being direct or indirect subsidiaries of Vedanta Resources, plc (“Vedanta”). We also understand that Ekaterina Limited (“Ekaterina”), a company incorporated in Mauritius and a 100% indirect subsidiary of Vedanta, which will hold a 70.5% stake in VAL, is proposed to be merged with Sesa through a Scheme of Arrangement (the “Ekaterina Scheme”) to be filed with appropriate courts in India and Mauritius. We also understand that Bloom Fountain Limited, a 100% subsidiary of Sesa incorporated in Mauritius, proposes to acquire a 100% stake in Twin Star Energy Holdings Limited, a company incorporated in Mauritius, from a 100% subsidiary of Vedanta for a consideration of USD 1, and that Twin Star Energy Holdings Limited, through its subsidiaries, holds a 38.8% stake in Cairn India Ltd. (“Cairn”) and has a net debt of USD 5,924 million as of December 31, 2011. Pursuant to the Ekaterina Scheme, we understand that the holders of equity shares in the capital of Ekaterina will be allotted 1 Sesa Equity Share for every 25 equity shares held in the capital of Ekaterina. The transactions mentioned above will happen contemporaneously. The Merger, the merger under the Ekaterina Scheme and the acquisition of Twin Star Energy Holdings Ltd. are together referred to as the “Transaction”.

The Board of Directors

Sterlite Industries (India) Ltd.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Sterlite Equity Shares of the Exchange Ratio provided for in the Merger which has been recommended by KPMG India Private Limited and Grant Thornton Advisory Private Limited, the independent accounting firms appointed by Sterlite and Sesa in connection with the Merger, in their joint valuation report dated 24-Feb-2012. For the avoidance of doubt, we express no opinion with respect to any matters relating to the Ekaterina Scheme or the acquisition of Twin Star Energy Holdings Ltd. or the MALCO Exchange Ratio, except to the extent they affect the fairness, from a financial point of view, to the holders of Sterlite Equity Shares of the Exchange Ratio provided for in the Merger.

In connection with this opinion, we have, among other things:

(*)	reviewed certain publicly available business and financial information relating to Sterlite, Sesa, MALCO, VAL, Ekaterina, Sterlite Energy, Cairn and other relevant subsidiaries of Vedanta;

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Sterlite furnished to or discussed with us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to Sterlite prepared by / at the direction of and approved by the management of Sterlite (such forecasts, “Sterlite Forecasts”);

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Sesa furnished to us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to Sesa prepared by / at the direction of and approved by the management of Sesa (such forecasts, “Sesa Forecasts”);

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of VAL furnished to us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to VAL prepared by / at the direction of and approved by the management of VAL (such forecasts, “VAL Forecasts”);

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of MALCO furnished to us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to MALCO prepared by / at the direction of and approved by the management of MALCO (such forecasts, “MALCO Forecasts”);

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Ekaterina furnished to us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to Ekaterina prepared by / at the direction of and approved by the management of Ekaterina (such forecasts, “Ekaterina Forecasts”);

The Board of Directors

Sterlite Industries (India) Ltd.

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Sterlite Energy furnished to us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to Sterlite Energy prepared by / at the direction of and approved by the management of Sterlite Energy (such forecasts, “Sterlite Energy Forecasts”);

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cairn furnished to us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to Cairn prepared by / at the direction of and approved by the management of Cairn (such forecasts, “Cairn Forecasts”);

(*)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of other group companies of Vedanta (“Other Companies”) furnished to us by the management of Vedanta or Sterlite as the case may be, including certain financial forecasts relating to them prepared by / at the direction of and approved by their respective managements (such forecasts, “Other Forecasts” and, together with the Sterlite Forecasts, Sesa Forecasts, VAL Forecasts, MALCO Forecasts, Ekaterina Forecasts, Sterlite Energy Forecasts, and Cairn Forecasts, the “Forecasts”);

(*)	discussed the past and current business, operations, financial condition and prospects of Vedanta, along with its subsidiaries (including Sterlite and Sesa), with members of senior management of Vedanta and Sterlite;

(*)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Sesa;

(*)	reviewed the trading histories for Sterlite Equity Shares and Sesa Equity Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(*)	compared certain financial and stock market information of Sterlite and Sesa with similar information of other companies we deemed relevant;

(*)	reviewed the final joint valuation report prepared by KPMG India Private Limited and Grant Thornton Advisory Private Limited dated 24-Feb-2012;

(*)	reviewed the draft Scheme Document dated 22-Feb-2012, the draft Ekaterina Scheme dated 22-Feb-2012 and the draft documents dated 12-Feb-2012 in relation to the acquisition of Cairn (the “Cairn Acquisition Documents”); and

(*)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Vedanta and Sterlite that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Forecasts, we have been advised by the management of Vedanta and Sterlite, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the respective companies as to their future financial performance. We have been informed by the management of Vedanta and Sterlite that the forecasts provided to us have been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board, and have assumed without independent

The Board of Directors

Sterlite Industries (India) Ltd.

verification that they do not lead to materially different conclusions from those that would have been arrived at had the forecasts been prepared in accordance with Indian GAAP or US GAAP or any other accounting standard. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Sterlite, MALCO, Ekaterina, Sesa, Sterlite Energy, Cairn or Other Companies other than the valuation reports referred to above, and have not undertaken any independent verification or investigation of the accuracy of any such valuation report or the basis or assumptions on which they were prepared nor have we made any physical inspection of the properties or assets of Sterlite, MALCO, Ekaterina, Sesa, Sterlite Energy, Cairn or Other Companies. We have not evaluated the solvency or fair value of Sterlite, MALCO, Ekaterina, Sesa, Sterlite Energy, Cairn or Other Companies under either the laws of India or any other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the representation of the management of Vedanta and Sterlite, that the Merger will be consummated in accordance with the draft Scheme Document reviewed by us, the merger of Ekaterina and Sesa will be in accordance with the draft Ekaterina Scheme reviewed by us and the acquisition of Cairn will be in accordance with the draft of the Cairn Acquisition Documents without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, judicial, regulatory and other approvals, consents, releases and waivers for the Merger and the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Sterlite, MALCO, Ekaterina, Sesa, Sterlite Energy, Cairn or Other Companies or the contemplated benefits of the Merger and the Transaction.

We express no view or opinion as to any terms or other aspects of the Merger or the Transaction (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger and the Transaction. We were not requested to, and we did not, participate in the negotiation of the terms of the Merger or the Transaction, nor were we requested to, and we did not, provide any advice or service in connection with the Merger or the Transaction other than the delivery of this opinion. We express no view or opinion as to any such matters. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to Sterlite Shareholders and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger or the Transaction, or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Merger or the Transaction in comparison to other strategies or transactions that might be available to Sterlite or in which Sterlite might engage or as to the underlying business decision of Sterlite to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Sesa Equity Shares actually will be when allotted or the prices at which Sterlite Equity Shares or Sesa Equity Shares will trade at any time, including following announcement or consummation of the Merger and the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to the Board of Directors of Sterlite solely to render this opinion and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, Sterlite has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

The Board of Directors

Sterlite Industries (India) Ltd.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Sterlite, Sesa, Vedanta and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Vedanta and its subsidiaries, including Sterlite and Sesa, and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as a lender under certain loan facilities of Vedanta or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Sterlite (in its capacity as such) in connection with and for purposes of its evaluation of the Merger and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of Sterlite and shall not be referred to or published without our prior written consent.

Our opinion is necessarily based on financial, economic, regulatory, licensing, legal, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Sterlite, Sesa or the Merger. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved in accordance with our internal policies.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the Sterlite Shareholders.

Very truly yours,

DSP MERRILL LYNCH LTD.

ANNEX D

CITI FAIRNESS OPINIONS

D. CITI FAIRNESS OPINIONS February 25, 2012 The Board of Directors Sesa Goa Limited Sesa Ghor, 20 EDC Complex, Patto Panjim, Goa 403001 India Members of the Board: You have requested our opinion as to the fairness, from a financial point of view, to Sesa Goa Limited (“SGL”) of the Exchange Ratio (defined below) for the merger of Sterlite Industries (India) Limited (“SIIL”) into and with SGL (the “Merger”), as more fully described in the proposed scheme of amalgamation to be approved by the High Court of Judicature at Bombay—Panaji Bench, Goa and the High Court of Judicature at Madras (the “Scheme of Amalgamation”), which provides, inter alia, for the Merger. As more fully described in the Scheme of Amalgamation, pursuant to the Merger 0.6 fully paid up equity shares, par value Rs one (1) per share, of SGL (“SGL Equity Shares”) will be issued to the shareholders of SIIL for every one (1) fully paid up equity share, par value Rs one (1) per share, of SIIL (“SIIL Equity Shares”) held by the shareholders of SIIL (the “Exchange Ratio”). In arriving at our opinion, we reviewed the draft valuation letter dated February 24, 2012 of Grant Thornton India and KPMG India Private Limited, valuers of SGL and SIIL, jointly appointed by select companies in the Vedanta Group, viz. SGL, SIIL, the Madras Aluminium Company Limited, Vedanta Aluminium Limited and Twinstar Holding Limited, and whose letter addresses share exchange ratios as of the valuation date of December 31, 2011, and the draft dated February 22, 2012 of the Scheme of Amalgamation. We examined certain financial and operating forecasts and other information and data which were made available to us for purposes of our analysis for this opinion by the Vedanta Group through a virtual data room, based on which we held discussions with certain senior officers, directors and other representatives and advisors of the Vedanta Group concerning the businesses, operations and prospects of SGL, SIIL and SIIL’s subsidiaries. We examined certain publicly available business and financial information relating to SGL, SIIL and SIIL’s subsidiaries. We reviewed the financial terms of the Merger in relation to, among other things: current and historical market prices and trading volumes of SGL Equity Shares and SIIL Equity Shares; the historical and projected earnings, cash flow and other operating data of SGL, SIIL and SIIL’s subsidiaries; and the capitalization and financial condition of SGL and SIIL. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of SGL and SIIL. We also evaluated certain potential pro forma financial effects of the Merger on SGL. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial, market, technical, operating and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the Vedanta Group management that they are not aware of any information that has been omitted or that remains undisclosed to us that would make the information or data examined by, provided to, reviewed by, or discussed with, us inaccurate or misleading in any respect or that would otherwise be relevant in arriving at our opinion. With respect to financial and operating forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the Vedanta Group management and have assumed that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Vedanta Group management as to the future financial performance of SGL, SIIL and SIIL’s subsidiaries. We have relied upon and have not independently verified or validated, nor do we express any opinion on, the financial, market, technical, and operating forecasts provided to us or the management’s views on the future businesses, operations and prospects or any underlying assumptions for the same. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of complying with applicable laws or obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed nor will any circumstance arise, that would have an adverse effect on SGL, SIIL and SIIL’s subsidiaries or the contemplated benefits of the Merger. Further, we have assumed that there will not be any adverse rulings or proceedings whatsoever (whether of any court, regulatory body or otherwise) arising in relation to the Merger as contemplated. Our opinion does not address any legal, regulatory, taxation or accounting matters, as to which we understand that SGL has obtained such advice as it deemed necessary from qualified professionals. Without prejudice to the generality of the foregoing, (i) we express no opinion and have assumed that the Merger will not trigger obligations to make open offers under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and accordingly we have not considered the consequences or impact on SGL and SIIL, if any such open offers are mandated, and (ii) we have also assumed that the Merger will not result in any adverse effect on SGL and SIIL or their respective businesses, whether under tax or other laws or under the terms of any license or approval. Representatives of the Vedanta Group have advised us, and we further have assumed, that the final terms of the Scheme of Arrangement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for income tax purposes. Our opinion, as set forth herein, relates to the relative values of SGL and SIIL. We are not expressing any opinion as to what the value of the SGL Equity Shares actually will be when issued pursuant to the Merger or the price at which the SGL Equity Shares will trade at any time. We express no opinion that the business of SGL, SIIL or any transaction to which any of them are a party or otherwise affecting any of them, will continue as currently conducted or as forecasted or otherwise. Our opinion does not constitute an offer by us, or represent a price at which we would be willing to purchase, sell, enter into, assign, terminate or settle any transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SGL, SIIL or its subsidiaries nor have we made any physical inspection of the properties or assets of SGL, SIIL or its subsidiaries. We express no opinion as to the solvency or fair value of SGL or SIIL under any laws, nor is this opinion to be treated as a valuation of their shares under any laws. A valuation estimate for any transaction does not necessarily suggest that a market exists for the transaction. We were not requested to, and we did not, participate in the negotiation of the terms of or structuring of the Merger. We have not provided any advice or services in connection with the Merger, other than the delivery of this opinion and certain other fairness opinions of even date. We express no view as to, and our opinion does not address, the underlying business decision of SGL to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for SGL or the effect of any other transaction in which SGL might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. We express herein no view or opinion as to any terms or other aspects of the Merger or the Scheme of Amalgamation (other than the Exchange Ratio to the extent expressly specified herein). Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Citigroup Global Markets India Private Limited has acted as financial advisor to SGL for the limited purposes of delivery of this opinion and other fairness opinions of even date and will receive a fee for our services in connection with the delivery of such opinions. In addition, SGL has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We and our affiliates in the past have provided services to SGL and to the Vedanta Group unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, as lenders and creditors to entities in the Vedanta Group and as lead manager / underwriters in securities offerings of entities in the Vedanta Group. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of SGL and SIIL and other entities in the Vedanta Group for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with SGL, SIIL, the Vedanta Group and their respective affiliates. Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of SGL in its evaluation of the proposed Merger and may not be used by any other person for any purpose. Our opinion is not intended to be and does not constitute a recommendation to any shareholder, creditor or other person as to how they should vote or act on any matters relating to the proposed Merger or any other matter. Except to the extent legally required (after consultation with, and approval as to form and substance by, us) or as otherwise agreed by us with SGL in writing, this opinion shall not be disclosed in any manner or for any purpose, nor shall any public reference to us or this opinion be made, by or on behalf of SGL without our prior written consent. We accept no responsibility to any person other than SGL in relation to the contents of this letter even if it is disclosed to such person with our consent. It is understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to SGL. Very truly yours, CITIGROUP GLOBAL MARKETS INDIA PRIVATE LIMITED

February 25, 2012 The Board of Directors Sesa Goa Limited Sesa Ghor, 20 EDC Complex, Patto Panjim, Goa 403001 India Members of the Board: You have requested our opinion as to the fairness, from a financial point of view, to Sesa Goa Limited (“SGL”) of the Exchange Ratio (defined below) for the merger of The Madras Aluminium Company Limited (“MALCO”) into and with SGL (“the Merger”) as fully described in the proposed scheme of amalgamation to be approved by the High Court of Judicature at Bombay – Panaji Bench at Goa and the High Court of Judicature at Madras (the “Scheme of Amalgamation”), which provides, inter alia, for the Merger. As more fully described in the Scheme of Amalgamation, pursuant to the Merger, 0.70 fully paid up equity shares, par value Rs one (1) per share, of SGL (“SGL Equity Shares”) will be issued to the shareholders of MALCO for every one (1) fully paid up equity share, par value Rs two (2) per share, of MALCO (“MALCO Equity Shares”) held by the shareholders of MALCO (the “Exchange Ratio”). In arriving at our opinion, we reviewed the draft valuation letter dated February 24, 2012 of Grant Thornton India and KPMG India Private Limited, valuers of SGL and MALCO, jointly appointed by select companies in the Vedanta Group, viz. Sesa Goa Limited, Sterlite Industries (India) Limited, MALCO, Vedanta Aluminium Limited and Twinstar Holding Limited, and whose letter addresses share exchange ratios as of the valuation date of December 31, 2011, and the draft dated February 22, 2012 of the Scheme of Amalgamation. We examined certain financial and operating forecasts and other information and data which were made available to us for purposes of our analysis for this opinion by the Vedanta Group through a virtual data room, based on which we held discussions with certain senior officers, directors and other representatives and advisors of the Vedanta Group concerning the businesses, operations and prospects of SGL and MALCO. We examined certain publicly available business and financial information relating to SGL and MALCO. We reviewed the financial terms of the Merger in relation to, among other things: current and historical market prices and trading volumes of SGL Equity Shares; the historical and projected earnings, cash flows and other operating data of SGL and MALCO; and the capitalization and financial condition of SGL and MALCO. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of SGL and MALCO. We also evaluated certain potential pro forma financial effects of the Merger on SGL. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial, market, technical, operating and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the Vedanta Group management that they are not aware of any information that has been omitted or that remains undisclosed to us that would make the information or data examined by, provided to, reviewed by, or discussed with, us inaccurate or misleading in any respect or that would otherwise be relevant in arriving at our opinion. With respect to financial and operating forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the Vedanta Group management and have assumed that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Vedanta Group management as to the future financial performance of SGL and MALCO. We have relied upon and have not independently verified or validated, nor do we express any opinion on, the financial, market, technical, and operating forecasts provided to us or the management’s views on the future businesses, operations and prospects or any underlying assumptions for the same. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of complying with applicable laws or obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed nor will any circumstance arise, that would have an adverse effect on SGL, MALCO or the contemplated benefits of the Merger. Further, we have assumed that there will not be any adverse rulings or proceedings whatsoever (whether of any court, regulatory body or otherwise) arising in relation to the Merger as contemplated. Our opinion does not address any legal, regulatory, taxation or accounting matters, as to which we understand that SGL has obtained such advice as it deemed necessary from qualified professionals. Without prejudice to the generality of the foregoing, (i) we express no opinion and have assumed that the Merger will not trigger obligations to make open offers under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and accordingly we have not considered the consequences or impact on SGL and MALCO, if any such open offers are mandated and (ii) we have also assumed that the Merger will not result in any adverse effect on SGL and MALCO or their respective businesses, whether under tax or other laws or under the terms of any license or approval. Representatives of the Vedanta Group have advised us, and we further have assumed, that the final terms of the Scheme of Arrangement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for income tax purposes. Our opinion, as set forth herein, relates to the relative values of SGL and MALCO. We are not expressing any opinion as to what the value of the SGL Equity Shares actually will be when issued pursuant to the Merger or the price at which the SGL Equity Shares will trade at any time. We express no opinion that the business of SGL, MALCO or any transaction to which any of them are a party or otherwise affecting any of them, will continue as currently conducted or as forecasted or otherwise. Our opinion does not constitute an offer by us, or represent a price at which we would be willing to purchase, sell, enter into, assign, terminate or settle any transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SGL and MALCO nor have we made any physical inspection of the properties or assets of SGL and MALCO. We express no opinion as to the solvency or fair value of SGL or MALCO under any laws, nor is this opinion to be treated as a valuation of their shares under any laws. A valuation estimate for any transaction does not necessarily suggest that a market exists for the transaction. We were not requested to, and we did not, participate in the negotiation of the terms of or structuring of the Merger. We have not provided any advice or services in connection with the Merger, other than the delivery of this opinion and certain other fairness opinions of even date. We express no view as to, and our opinion does not address, the underlying business decision of SGL to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for SGL or the effect of any other transaction in which SGL might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. We express herein no view or opinion as to any terms or other aspects of the Merger or the Scheme of Amalgamation (other than the Exchange Ratio to the extent expressly specified herein). Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Citigroup Global Markets India Private Limited has acted as financial advisor to SGL for the limited purposes of delivery of this opinion and other fairness opinions of even date and will receive a fee for our services in connection with the delivery of such opinions. In addition, SGL has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We and our affiliates in the past have provided services to SGL and to the Vedanta Group unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, as lenders and creditors to entities in the Vedanta Group and as lead manager / underwriters in securities offerings of entities in the Vedanta Group. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of SGL and other entities in the Vedanta Group for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with SGL, MALCO, the Vedanta Group and their respective affiliates. Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of SGL in its evaluation of the proposed Merger and may not be used by any other person for any purpose. Our opinion is not intended to be and does not constitute a recommendation to any shareholder, creditor or other person as to how they should vote or act on any matters relating to the proposed Merger or any other matter. Except to the extent legally required (after consultation with, and approval as to form and substance by, us) or as otherwise agreed by us with SGL in writing, this opinion shall not be disclosed in any manner or for any purpose, nor shall any public reference to us or this opinion be made, by or on behalf of SGL without our prior written consent. We accept no responsibility to any person other than SGL in relation to the contents of this letter even if it is disclosed to such person with our consent. It is understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to SGL. Very truly yours, CITIGROUP GLOBAL MARKETS INDIA PRIVATE LIMITED

February 25, 2012 The Board of Directors Sesa Goa Limited Sesa Ghor, 20 EDC Complex, Patto Panjim, Goa 403001 India Members of the Board: You have requested our opinion as to the fairness, from a financial point of view, to Sesa Goa Limited (“SGL”) of the Exchange Ratio (defined below) set forth in the proposed scheme of amalgamation to be approved by the High Court of Judicature at Bombay- Panaji Bench, Goa and the Supreme Court of Mauritius (the “Scheme of Amalgamation”). As more fully described in the Scheme of Amalgamation, Ekaterina Limited (“EL”), a company incorporated in Mauritius as an indirect 100% subsidiary of Vedanta Resources Plc (“VED”), and which will own 70.5% equity ownership in Vedanta Aluminium Limited (“VAL”) will be merged with and into SGL (the “Merger”). As more fully described in the Scheme of Amalgamation, pursuant to the Merger 0.04 fully paid up equity shares, par value Rs 1 (one) per share, of SGL (“SGL Equity Shares”) will be issued to the shareholders of EL for every one (1) fully paid up equity share, par value US$ 0.1 per share, of EL (“EL Equity Shares”) held by the shareholders of EL (the “Exchange Ratio”). In arriving at our opinion, we reviewed the draft valuation letter dated February 24, 2012 of Grant Thornton India and KPMG India Private Limited, valuers of SGL and EL, jointly appointed by select companies in the Vedanta Group, viz. Sesa Goa Limited, Sterlite Industries (India) Limited, the Madras Aluminium Company Limited, VAL and Twinstar Holding Limited, and whose letter addresses share exchange ratios as of the valuation date of December 31, 2011, and the draft dated February 22, 2012 of the Scheme of Amalgamation. We examined certain financial and operating forecasts and other information and data which were made available to us for purposes of our analysis for this opinion by the Vedanta Group through a virtual data room, based on which we held discussions with certain senior officers, directors and other representatives and advisors of the Vedanta Group concerning the businesses, operations and prospects of SGL and VAL. We examined certain publicly available business and financial information relating to SGL and VAL. We reviewed the financial terms of the Merger in relation to, among other things: current and historical market prices and trading volumes of SGL Equity Shares; the historical and projected earnings, cash flows and other operating data of SGL and VAL; and the capitalization and financial condition of SGL, VAL and EL. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of SGL and VAL. We also evaluated certain potential pro forma financial effects of the Merger on SGL. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial, market, technical, operating and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the Vedanta Group management of that they are not aware of any information that has been omitted or that remains undisclosed to us that would make the information or data examined by, provided to, reviewed by, or discussed with, us inaccurate or misleading in any respect or that would otherwise be relevant in arriving at our opinion. We have assumed that the merger of EL with SGL will not: (a) create any direct or indirect change in the debt and liabilities of VAL and its subsidiaries; or (b) create any additional liability or obligation on SGL as a shareholder of VAL, including on account of guaranteeing any debt or other liability of VAL or its subsidiaries; or (c) result in lenders to VAL or its subsidiaries having a recourse to SGL. With respect to financial and operating forecasts, including without limitation in relation to production volumes and access to internally mined bauxite from the Niyamgiri mines, and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the Vedanta Group management and have assumed that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Vedanta Group management as to the future operational and financial performance of SGL and VAL. We have relied upon and have not independently verified or validated, nor do we express any opinion on, the financial, market, technical and operating forecasts provided to us or the management’s views on the future businesses, operations and prospects or any underlying assumptions for the same. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of complying with applicable laws or obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed nor will any circumstance arise, that would have an adverse effect on SGL, VAL or EL or the contemplated benefits of the Merger. Further, we have assumed that there will not be any adverse rulings or proceedings whatsoever (whether of any court, regulatory body or otherwise) arising in relation to the Merger as contemplated. Our opinion does not address any legal, regulatory, taxation or accounting matters, as to which we understand that SGL has obtained such advice as it deemed necessary from qualified professionals. Without prejudice to the generality of the foregoing, (i) we express no opinion and have assumed that the Merger will not trigger obligations to make open offers under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 and accordingly we have not considered the consequences or impact on SGL, EL and VAL, if any such open offers are mandated, and (ii) we have also assumed that the Merger will not result in any adverse effect on SGL, EL and VAL or their respective businesses, whether under tax or other laws or under the terms of any license or approval. Representatives of the Vedanta Group have advised us, and we further have assumed, that the final terms of the Scheme of Arrangement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for income tax purposes. Our opinion, as set forth herein, relates to the relative values of SGL and EL. We are not expressing any opinion as to what the value of the SGL Equity Shares actually will be when issued pursuant to the Merger or the price at which the SGL Equity Shares will trade at any time. We express no opinion that the business of SGL, VAL, EL or any transaction to which any of them are a party or otherwise affecting any of them, will continue as currently conducted or as forecasted or otherwise. Our opinion does not constitute an offer by us, or represent a price at which we would be willing to purchase, sell, enter into, assign, terminate or settle any transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of SGL or VAL nor have we made any physical inspection of the properties or assets of SGL or VAL. We express no opinion as to the solvency or fair value of SGL, VAL or EL under any laws, nor is this opinion to be treated as a valuation of their shares under any laws. A valuation estimate for any transaction does not necessarily suggest that a market exists for the transaction. We were not requested to, and we did not, participate in the negotiation of the terms of or structuring of the Merger. We have not provided any advice or services in connection with the Merger, other than the delivery of this opinion and certain other fairness opinions of even date. We express no view as to, and our opinion does not address, the underlying business decision of SGL to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for SGL or the effect of any other transaction in which SGL might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. We express herein no view or opinion as to any terms or other aspects of the Merger or the Scheme of Amalgamation (other than the Exchange Ratio to the extent expressly specified herein). Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets India Private Limited has acted as financial advisor to SGL for the limited purposes of delivery of this opinion and other fairness opinions of even date and will receive a fee for our services in connection with the delivery of such opinions. In addition, SGL has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We and our affiliates in the past have provided services to SGL and to the Vedanta Group unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, as lenders and creditors to entities in the Vedanta Group and as lead manager / underwriters in securities offerings of entities in the Vedanta Group. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of SGL and other entities in the Vedanta Group for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with SGL, VAL, EL, the Vedanta Group and their respective affiliates. Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of SGL in its evaluation of the proposed Merger, and may not be used by any other person for any purpose. Our opinion is not intended to be and does not constitute a recommendation to any shareholder, creditor or other person as to how they should vote or act on any matters relating to the proposed Merger or any other matter. Except to the extent legally required (after consultation with, and approval as to form and substance by, us) or as otherwise agreed by us with SGL in writing, this opinion shall not be disclosed in any manner or for any purpose, nor shall any public reference to us or this opinion be made, by or on behalf of SGL without our prior written consent. We accept no responsibility to any person other than SGL in relation to the contents of this letter even if it is disclosed to such person with our consent. It is understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion. Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to SGL. Very truly yours, CITIGROUP GLOBAL MARKETS INDIA PRIVATE LIMITED

APPENDIX

Financial Information

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Consolidated Balance Sheet as at March 31, 2012

Particulars	Note	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
EQUITY AND LIABILITIES

Shareholders’ funds
Share capital	3	86.91	86.91
Reserves and surplus	4	15,031.30	12,723.52

		15,118.21	12,810.43

Non-current liabilities
Long-term borrowings	5	1,116.23	980.51
Deferred tax liabilities (Net)	6	104.58	68.20
Other long-term liabilities	7	2.74	77.60
Long-term provisions	8	12.49	10.01

		1,236.04	1,136.32

Current liabilities
Short-term borrowings	9	2,617.95	3.31
Trade payables	10	886.77	984.36
Other current liabilities	11	317.90	243.73
Short-term provisions	12	224.26	419.22

		4,046.88	1,650.62

		20,401.13	15,597.37

ASSETS

Non-current assets
Fixed assets
Tangible assets	13	1,390.14	924.25
Intangible assets	13	1,916.94	1,491.40
Capital work-in-progress	13	837.20	543.60
Non-current investments	14	13,662.62	0.05
Long-term loans and advances	15	156.61	195.83

		17,963.51	3,155.13

Current assets
Current investments	16	503.96	8,799.74
Inventories	17	875.15	737.41
Trade receivables	18	549.43	683.01
Cash and cash equivalents	19	97.74	897.03
Short-term loans and advances	20	411.26	1,310.91
Other current assets	21	0.08	14.14

		2,437.62	12,442.24

		20,401.13	15,597.37

See accompanying notes forming part of the consolidated financial statements	1 - 45

In terms of our report attached

For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants

Rajesh K Hiranandani	P. K. Mukherjee	Amit Pradhan
Partner	Managing Director	Director

	S. L. Bajaj	C. D. Chitnis
	Director-Finance	Company Secretary

Place: Mumbai	Place: Panaji - Goa
Date: May 24, 2012	Date: May 24, 2012

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Consolidated Statement of Profit and Loss for the year ended March 31, 2012

Particulars	Note	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Income
Revenue from operations		9,056.93	10,200.12
Less: Excise duty		78.89	63.65

		8,978.04	10,136.47
Less: Ocean freight		667.98	943.14

Net revenue from operations	22	8,310.06	9,193.33
Other income	23	234.58	551.70

		8,544.64	9,745.03

Expenses

Cost of materials consumed		571.96	396.15
Purchase of stock-in-trade		367.01	509.12
Changes in inventories of finished goods, work-in-progress and stock-in-trade	24	34.44	(47.45)
Employee benefits expense	25	268.43	207.56
Finance costs	26	433.26	87.18
Depreciation and amortisation expense		106.14	96.38
Other expenses	27	3,568.16	2,936.40

		5,349.40	4,185.34

Profit before exceptional items and tax		3,195.24	5,559.69

Exceptional item	30	66.09	—

Profit before tax		3,129.15	5,559.69
Less: Tax expense
Current tax		989.91	1,344.22
Deferred tax		31.46	(6.81)
Prior year tax		0.01	(0.17)

		1,021.38	1,337.24

Profit after tax		2,107.77	4,222.45
Share of profit in respect of investment in an associate company		587.73	—

Profit for the year		2,695.50	4,222.45

Earnings per equity share of Re. 1 each	39
Basic		31.01	49.17
Diluted		31.01	48.17

See accompanying notes forming part of the consolidated financial statements	1 - 45

In terms of our report attached

For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants

Rajesh K Hiranandani	P. K. Mukherjee	Amit Pradhan
Partner	Managing Director	Director

	S. L. Bajaj	C. D. Chitnis
	Director-Finance	Company Secretary

Place: Mumbai	Place: Panaji - Goa
Date: May 24, 2012	Date: May 24, 2012

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Consolidated Cash Flow Statement for the year ended March 31, 2012

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
A. Cash flow from operating activities:
Profit before tax	3,129.15	5,559.69
Adjustments for:
Depreciation and amortisation	106.14	96.38
Provision for doubtful trade receivables	—	0.07
Finance costs	241.42	36.22
Interest income	(13.39)	(173.36)
Dividend income	(110.50)	(297.05)
Profit on sale of fixed assets (net)	(0.90)	(0.86)
Profit on sale of current investments (net)	(107.44)	(62.16)
Provision for doubtful advances	—	0.12
Net unrealised exchange loss/(gain)	195.84	44.01

Operating profit before working capital changes	3,440.32	5,203.06

Changes in working capital
Adjustments for (increase) / decrease in operating assets:
Inventories	(137.64)	(230.25)
Trade receivables	139.88	(299.19)
Short-term loans and advances	(51.96)	(151.16)
Long-term loans and advances	(0.04)	(8.12)
Adjustments for increase / (decrease) in operating liabilities:
Trade payables	(104.89)	194.42
Other current liabilities	77.40	190.86
Other long-term liabilities	(74.86)	2.55
Short-term provisions	6.53	0.07
Long-term provisions	2.43	6.11

	(143.15)	(294.71)

Cash generated from operations	3,297.17	4,908.35
Taxes paid	(1,082.08)	(1,367.76)

Net cash flow from / (used in) operating activities (A)	2,215.09	3,540.59

B. Cash Flow from investing activities :
Purchase of fixed assets	(738.62)	(988.69)
Proceeds from sale of fixed assets	2.13	4.55
(Purchase) / redemption of current investments	8,403.22	(4,130.86)
Purchase of long term investments
Subsidiaries	(458.22)	—
Associates	(13,074.84)	—
Inter corporate deposits refunded	1,000.00	—
Inter corporate deposits placed	(6.17)	(26.71)
Proceeds on maturity of fixed deposits	10.12	2,342.41
Interest received	27.45	198.82
Dividend received	110.50	297.05

Net cash flow from / (used in) investing activities (B)	(4,724.43)	(2,303.43)

C. Cash flow from financing activities:
Long term borrowings	(56.84)	(6.63)
Short term borrowings (net)	2,577.60	(6.30)
Interest paid	(236.63)	(59.05)
Dividend and taxes paid thereon	(558.49)	(328.14)

Net cash flow from / (used in) financing activities (C)	1,725.64	(400.12)

Net increase / (decrease) in Cash and cash equivalents (A+B+C)	(783.70)	837.04

Cash and cash equivalents at the beginning of the year	870.73	33.69
Add: on acquisition	0.01	—

Cash and cash equivalents at the end of the year	87.04	870.73

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Reconciliation of Cash and cash equivalents with the Balance Sheet:
Cash and cash equivalents as per Balance Sheet (Refer Note 19)	97.74	897.03
Less: Deposit with bank	(1.19)	(11.31)
Less: Unpaid dividend account	(9.51)	(14.99)

Cash and cash equivalents at the end of the year *	87.04	870.73

* comprises:
Cash on hand	0.08	0.12
Cheques, drafts on hand	6.27	7.29
Balances with banks
In current accounts	80.69	175.27
In deposit accounts with original maturity less than 3 months	—	688.00
In EEFC account	—	0.05

	87.04	870.73

Figures in brackets represent outflows

See accompanying notes forming part of the consolidated financial statements (1-45)

In terms of our report attached

For Deloitte Haskins & Sells	For and on behalf of the Board of Directors
Chartered Accountants

Rajesh K Hiranandani	P. K. Mukherjee	Amit Pradhan
Partner	Managing Director	Director

	S. L. Bajaj	C. D. Chitnis
	Director-Finance	Company Secretary

Place: Panaji - Goa	Place: Panaji - Goa
Date: May 24, 2012	Date: May 24, 2012

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

1	Corporate information

Sesa Goa Limited (“Sesa” / “the Group”) is India’s largest producer and exporter of iron ore in the private sector. The Group is a majority owned and controlled subsidiary of Vedanta Resources plc, the London listed FTSE 100 diversified metals and mining major. For more than five decades, Sesa has been involved in iron ore exploration, mining, beneficiation and exports. Sesa has iron ore mining operations in Goa and Karnataka. It has recently acquired 51% stake in Western Cluster Limited, a Liberia based company engaged in developing the Western Cluster Iron Ore Deposits into a large integrated iron ore project. Sesa is also into manufacturing pig iron and metallurgical coke. The Group has also recently acquired 100% stake in the equity share capital of Goa Energy Private Limited (“GEPL”). GEPL owns a 30 MW power plant in Goa which utilises the waste heat gases from Sesa’s coke making and pig iron facilities.

2	Significant Accounting Policies

i)	Basis of accounting and preparation of consolidated financial statements

The consolidated financial statements of Sesa Goa Limited (the “Parent’), its subsidiary companies, the jointly controlled entity (the “Group”) and the associate have been prepared on accrual basis under the historical cost convention in accordance with the Generally Accepted Accounting Principles in India (Indian GAAP) to comply with the Accounting Standards notified under Section 211(3C) of the Companies Act, 1956 and the relevant provisions thereof.

ii)	Use of estimates

The preparation of the financial statements in conformity with Indian GAAP requires the management to make estimates and assumptions that affect the reported amount of assets and liabilities (including contingent liabilities) on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and the estimates are recognised in the period in which the results are known /materialised.

iii)	Principles of consolidation

The consolidated financial statements have been prepared on the following basis:

a)	The financial statements of the Parent and its subsidiary companies have been combined on a line by line basis by adding together like items of assets, liabilities, income and expenses. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

b)	Interest in the jointly controlled entity is reported using proportionate consolidation.

c)	The financial statements of the subsidiary companies and the jointly controlled entity are prepared for the same reporting year as the Company, using consistent accounting policies to the extent practicable. Adjustments are made to align any dissimilar accounting policies that may exist where practicable.

d)	The difference between cost of investments in the subsidiary companies over the net assets at the time of acquisition of shares in the subsidiary companies is recognised in the financial statements as Goodwill, and tested for impairment, or Capital reserve, as the case may be.

e)	The consolidated financial statements include the share of profit of the associate company accounted using the ‘equity method’, and accordingly, the share of the profit of the associate company has been added to the cost of investments. The difference between cost of investments in the associate company and the share of net assets at the time of acquisition of the shares in the associate company is identified in the financial statements as Goodwill or Capital reserve as the case may be. An associate is an enterprise in which the investor has significant influence and which is neither a subsidiary nor a joint venture of the investor.

f)	Particulars of subsidiary companies, the jointly controlled entity and associate are given below:

Name of company	Country of Incorporation	% of voting power held on 31.03.2012	% of voting power held on 31.03.11
Subsidiaries
Sesa Resources Limited (“SRL”)	India	100%	100%
Goa Energy Private Limited (“GEPL”) [w.e.f. March 2, 2012]	India	100%	—
Bloom Fountain Limited (“BFL”) [w.e.f. July 11, 2011]	Mauritius	100%	—

Step down subsidiaries
Sesa Mining Corporation Limited (“SMCL”)	India	100%	100%
Western Cluster Limited (“WCL”) [w.e.f. July 25, 2011]	Liberia	51%	—

Jointly controlled entity
Goa Maritime Private Limited (“GMPL”)	India	50%	50%

Associate
Cairn India Limited (“CIL”) [w.e.f. December 8, 2011]	India	20%	—

The assets, liabilities, income and expenses of GMPL are not material to the financial statements of the Group taken as a whole. Therefore, information in that respect required by the Accounting Standard (AS 27) on Financial Reporting of Interests in Joint Ventures has not been furnished, and also the share of profits / losses of GMPL are not consolidated.

g)	For the purposes of consolidation of foreign subsidiaries, income and expenses are translated at the average exchange rates for the year and the assets and liabilities at exchange rate prevailing at the balalnce sheet date. The net impact of such change is accumulated under foreign currency translation reserve.

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

iv)	Inventories

Inventories are valued at lower of cost (on weighted average basis, except for GEPL which is on FIFO basis) and net realisable value after providing for obsolescence and other losses, where considered necessary. Cost includes all charges in bringing the goods to the point of sale including octroi and other levies, transit insurance and receiving charges. Finished goods and work in progress include apportionment of fixed and variable overheads.

v)	Cash flow statement

Cash flows are reported using the indirect method, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Group are segregated based on the available information.

vi)	Depreciation and amortisation

Depreciation has been provided for on the straight line method (SLM) as per the rates prescribed in Schedule XIV to the Companies Act, 1956, except in respect of the following assets:

• Vehicles, furniture and computers are depreciated at an annual rate of 20%, 10% and 30% respectively to bring it in line with the useful life of the assets.

• Railway wagons procured under Wagon Investment Scheme (WIS) are depreciated at the rate of 10% per annum on SLM basis.

• Mining leases in proportion to actual quantity of ore extracted therefrom.

• Amounts paid for renewal of forest clearances of owned mining leases over the operating period of lease.

• Individual items of assets costing upto Rs. 5,000 are fully depreciated in the year of acquisition.

Depreciation is charged from the month of the date of purchase in the case of acquisitions made during the year. In respect of assets sold, depreciation is provided up to the month prior to the date of sale.

Intangible assets are amortised over their estimated useful life. Expenses on implementation of Enterprise Resource Planning—SAP are amortised over thirty six months.

vii)	Revenue recognition

Sale of goods

Revenue is recognised when significant risks and rewards of ownership of the goods sold are transferred to the customer and the commodity has been delivered to the shipping agent/customer. Revenue represents the invoice value of goods and services provided to third parties net of discounts, sales tax/value added tax and adjustments arising on analysis variances.

Revenue from power supply is accounted on the basis of billing to customers and includes unbilled revenue accrued upto the end of the financial year.

Income from services

Revenue in respect of contracts for services is recognised on completion of services.

Other Income

Interest income is recognised on a time proportion basis by reference to the principal outstanding and at the interest rate applicable. Dividend income is recognised when the right to receive dividend is established.

viii)	Tangible fixed assets

Fixed assets, except for the leasehold mine at Karnataka, are carried at historical cost (net of available Central and State VAT credit) less accumulated depreciation / amortisation and impairment losses, if any. Costs include expenses incidental to the installation of assets and attributable borrowing and financing costs incurred upto the date the asset is ready for its intended use.

The iron ore reserves of the leased mine located in Karnataka were valued and shown as fixed assets by erstwhile A. Narrain Mines Ltd. (ANML). The Group continues to show the value of the said mining lease as fixed assets after merger of the said ANML. The Group’s other mining leases having ore reserves, however, are not valued. Amounts paid to government authorities towards renewal of forest clearances in respect of owned mining leases are capitalized as a part of mining leases.

Machinery spares

Machinery spares which can be used only in connection with an item of fixed asset and whose use is expected to be irregular are capitalised and depreciated over the useful life of the principal item of the relevant assets.

Capital work in progress

Projects under which assets are not ready for their intended use and other capital work in progress are carried at cost, comprising direct cost, related incidental expenses and attributable interest.

ix)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and impairment losses, if any. The cost of an intangible asset comprises its purchase price and any directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates.

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

x)	Foreign currency transactions and translations

Transactions in foreign currencies are recorded at exchange rates prevailing on the date of the transaction. Year end balances of monetary assets and liabilities are translated at the year end rates. Exchange difference arising on restatement or settlement is charged to the Statement of Profit and Loss.

xi)	Foreign currency forward contracts

The Group enters into forward derivative financial instruments to hedge its exposure to foreign currency. The Group does not hold derivative financial instruments for speculative purposes. Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statement of Profit and Loss.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in Reserves and Surplus. Amounts deferred to Reserves and Surplus are recycled in the Statement of Profit and Loss in the period when the hedged item is recognised in the Statement of Profit and Loss.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the Statement of Profit and Loss immediately.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss on the hedging instrument recognised in Reserves and Surplus is kept in reserves and surplus until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in Reserves and Surplus is transferred to the Statement of Profit and Loss for the year.

xii)	Government grants, subsidies and export incentives

Government grants and subsidies are recognised when there is reasonable assurance that the Group will comply with the conditions attached to them and the grants / subsidy will be received.

Export benefits are accounted for in the year of exports based on eligibility and when there is no uncertainty in receiving the same.

xiii)	Investments

Long term investments are carried individually at cost less provision for diminution, other than temporary, in the value of investments, if any. Current investments are carried individually, at lower of cost and fair value.

xiv)	Employee benefits

Short term employee benefits

The undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by employees are recognised during the year when the employees render the service.

Long term employee benefits

Defined contribution plans:

Provident fund:

The Group’s contribution to the provident fund and pension fund paid / payable during the year is debited to the Statement of Profit and Loss. The shortfall in provident fund, if any, between the return guaranteed by the statute and actual earnings of the Fund is provided for by the Group and contributed to the Fund. The net actuarial liability of the Group’s obligation for interest rate guarantee has been determined at the year end based on an independent actuarial valuation and the shortfall, if any, recognised in the Statement of Profit and Loss.

Annuity fund:

The Group has a defined contribution plan for certain categories of employees, wherein it annually contributes a predetermined proportion of employee’s salary to an insurance company which administers the fund. The Group recognises such contributions as an expense over the period of services rendered.

Defined benefit plans:

Gratuity Fund:

The Group accounts for the net actuarial liability of its obligations for gratuity benefits based on an independent actuarial valuation determined on the basis of the projected unit credit method carried as at the year end. Based on the above determined obligation, the Group makes contribution to funds managed by insurance companies. Actuarial gains and losses are immediately recognised in the Statement of Profit and Loss.

Compensated absence:

The liability in respect of compensated absence for employees is determined on the basis of an independent actuarial valuation carried out at the end of the year and differential liability recognised as expense in the Statement of Profit and Loss.

xv)	Borrowing costs

Borrowing costs include interest, amortisation of ancillary costs incurred and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost. Borrowing costs attributable to the acquisition or construction of assets requiring a substantial period of time are capitalised. All other borrowing costs including exchange differences on foreign currency loans to the extent regarded as an adjustment to the interest costs are charged to Statement of Profit and Loss and included under “Finance costs”.

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

xvi)	Segment reporting

The Group is in the business of mining and sale of iron ore, manufacture and sale of metallurgical coke and pig iron and generation and distribution of power. All of the Group’s establishments are located in one country i.e. India. The revenues from other than sale of iron ore, metallurgical coke, pig iron and generation and distribution of power are either incidental to the above four businesses or of non-recurring nature. Therefore the Group operates in four business segments.

Segment revenue, segment expenses, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue, expenses, assets and liabilities which relate to the Group as a whole and are not allocable to segments on reasonable basis, have been included under “Unallocated revenue / expenses / assets / liabilities”

xvii)	Taxes on income

The Group’s income taxes include taxes on the Group’s taxable profits, adjustment attributable to earlier periods and changes in deferred taxes. Valuation of all tax liabilities/receivables are carried at current amounts and in accordance with the enacted tax laws and in the case of deferred taxes, at rates that have been substantively enacted.

Deferred tax is calculated to correspond to the tax effect arising when final tax is determined. Deferred tax corresponds to the net effect of tax on all timing differences which occur as a result of items being allowed for income tax purposes during a period different from when they were recognised in the financial statements.

xviii)	Impairment of assets

The carrying amounts of fixed assets are reviewed for impairment, if events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If there are indicators of impairment, an assessment is made to determine whether the asset’s carrying value exceeds its recoverable amount. Whenever the carrying value of an asset exceeds recoverable amount, impairment is charged to the Statement of Profit and Loss.

xix)	Provisions, contingent liabilities and contingent assets

A provision is recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on best estimate required to settle the obligation at the balance sheet date. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is neither recognised nor disclosed.

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

3	Share capital

	March 31, 2012		March 31, 2011
Particulars	Number of Shares	Rs. in crore	Number of Shares	Rs. in crore
Authorised
Equity shares of Re. 1 each with voting rights	1,000,000,000	100.00	1,000,000,000	100.00

Issued, subscribed and fully paid-up
Equity shares of Re. 1 each with voting rights, fully paid up	869,101,423	86.91	869,101,423	86.91

Total	869,101,423	86.91	869,101,423	86.91

a.	Reconciliation of equity shares and amounts outstanding

	March 31, 2012		March 31, 2011
Particulars	Number of Shares	Rs. in crore	Number of Shares	Rs. in crore
At the beginning of the year	869,101,423	86.91	830,961,802	83.10
Conversion of Foreign Currency Convertible Bonds	—	—	28,740,757	2.87
Pursuant to a scheme of amalgamation	—	—	9,398,864	0.94

At the end of the year	869,101,423	86.91	869,101,423	86.91

b.	Terms/rights attached to equity shares

The Company has only one class of equity shares having a par value of Re.1. The equity shares have rights, preferences and restrictions which are in acordance with the provisions of law in particular the Companies Act,1956.

c.	Shares held by holding/ultimate holding company and/or their subsidiaries/associates

	March 31, 2012		March 31, 2011
Particulars	Number of Shares	% of Holding	Number of Shares	% of Holding
Finsider International Company Limited	401,496,480	46.20	401,496,480	46.20
West Globe Limited	44,343,139	5.10	44,343,139	5.10
Twinstar Holdings Limited	33,274,000	3.83	33,274,000	3.83

All the above entities are subsidiaries of Vedanta Resources Plc. Accordingly Vedanta Resources Plc. is the ultimate holding company.

d.	Aggregate number of bonus shares issued and shares issued for consideration other than cash during the period of five years immediately preceding the reporting date.

Particulars	March 31, 2012	March 31, 2011
Equity shares allotted as fully paid-up shares for consideration other than cash pursuant to a scheme of amalgamation	9,398,864	9,398,864
Equity shares allotted as fully paid-up bonus shares pursuant to capitalisation of reserves and securities premium account.	393,620,200	393,620,200

e.	Details of shareholders holding more than 5% shares in the Company other than as shown in (c) above.

	March 31, 2012		March 31, 2011
Name of Shareholder	Number of Shares	% of Holding	Number of Shares	% of Holding
Franklin Templeton Investment Funds	85,073,669	9.79	85,969,443	9.89

f.	Terms of securities convertible into equity shares

For shares to be issued on conversion of Foreign Currency Convertible Bonds, refer note 5

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

4	Reserves and Surplus

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Capital reserve
Balance as at the beginning and end of the year	0.25	0.25
Securities premium account
Balance as at the beginning of the year	1,869.42	875.34
Add: Amount received upon conversion of Foreign Currency Convertible Bonds into equity shares	—	994.08

Balance as at the end of the year	1,869.42	1,869.42

Capital reserve on consolidation
Balance as at the beginning of the year	9.87	—
Add: Arising on acquisition of minority interest consequent to amalgamation of Sesa Industries Limited with the Parent	—	9.87

Balance as at the end of the year	9.87	9.87

Foreign Currency Translation Reserve
Balance as at the beginning of the year	—	—
Add: On consolidation of foreign subsidiaries acquired during the year	19.26	—

Balance as at the end of the year	19.26	—

General reserve
Balance as at the beginning of the year	8,492.32	5,992.32
Add: Transferred from surplus balance in the Statement of Profit and Loss	575.00	2,500.00

Balance as at the end of the year	9,067.32	8,492.32

Surplus in the Statement of Profit and Loss
Balance as at the beginning of the year	2,351.66	966.70
Add: Profit for the year	2,695.50	4,222.45
Add: Arising on amalgamation with Sesa Industries Limited	—	38.77

	5,047.16	5,227.92
Less:
Interim dividend	(173.82)	—
Proposed final dividend	(173.82)	(304.18)
Dividend in respect of Foreign Currency Convertible Bonds converted	—	(9.85)
Dividend to shareholders of erstwhile Sesa Industries Limited on amalgamation	—	(12.88)
Tax on dividends	(59.34)	(49.35)
Transfer to general reserve	(575.00)	(2,500.00)

Balance as at the end of the year	4,065.18	2,351.66

Total	15,031.30	12,723.52

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

5	Long-term borrowings

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Secured
Term loans
From banks (Refer note a) (Secured by a charge on vessel M.V. Goan Pride)	7.16	12.50
Unsecured
Foreign currency convertible bonds (Refer note b)	1,109.07	968.01

Total	1,116.23	980.51

a.	Terms of loan from banks:

The term loan is secured by a charge on vessel M.V. Goan Pride jointly held with another company. The above balance of loan is repayable in 8 quarterly installments of USD 350,000 along with interest at 6 M LIBOR plus 1.75% p.a. The last installment is due on 31st March, 2014. Installments falling due in next 12 months are included in Note 11.

b.	Terms of Foreign currency convertible bonds:

During the year ended March 31, 2010, the Company had issued 5,000 Foreign Currency Convertible Bonds (“FCCBs”) aggregating US$ 500 million at a coupon rate of 5% (net to bondholder).

The bondholders have an option to convert these FCCBs into shares, at a conversion price of Rs. 346.88 per share and at a fixed rate of exchange on conversion of Rs. 48.00 per U.S. $ 1.00 at any time on or after 9th December, 2009. The conversion price is subject to adjustment in certain circumstances. The FCCBs may be redeemed in whole, but not in part, on or after 30th October, 2012, subject to certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCBs fall due for redemption on 31st October, 2014 at par.

Upto March 31, 2012, 2,832 FCCB’s have been converted into 39,188,159 equity shares.

A part of the proceeds aggregating Rs.1,040.86 crore (March 31, 2011 Rs. 775.28 crore) has been utilised for the Company’s capital projects.

6	Deferred tax liabilities (Net)

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Deferred tax liabilities:
Depreciation allowance	119.89	81.09

	119.89	81.09

Deferred tax assets:
Compensated absences	9.45	6.10
Provision for doubtful debts	—	0.86
Disallowances u/s 43B of the Income Tax Act, 1961	5.86	5.93

	15.31	12.89

Deferred tax liabilities (Net)	104.58	68.20

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

7	Other long-term liabilities

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Security deposits received	2.74	2.60
Amount withheld on acquisition of subsidiary as per share purchase agreement	—	75.00

Total	2.74	77.60

8	Long term provisions

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Provision for employee benefits
Gratuity	0.06	—
Compensated absence	8.97	6.55
Provision—Others
Provision for mine closure	3.46	3.46

Total	12.49	10.01

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

9	Short term borrowings

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Secured:
Loans repayable on demand from banks
Cash credit	1.50	3.31
(Secured against hypothecation of finished goods, consumables, stores, book debts and lodgement of letters of credit)

	1.50	3.31

Unsecured:
Other loans and advances
Packing credit in foreign currencies from banks	1,407.29	—
Commercial paper [Maximum balance outstanding during the year Rs.2,469.75 crore (Previous year Rs. Nil)]	1,125.49	—
Buyers’ credit	83.67	—

	2,616.45	—

Total	2,617.95	3.31

10	Trade payables

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Other than acceptances
Micro and small enterprises	0.28	0.85
Others	886.49	983.51

Total	886.77	984.36

Trade payable others include:
Accrued Payroll	25.78	28.05
Accrued expenses	262.09	386.52

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

11	Other current liabilities

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Current maturities of long-term debt
From banks (Secured by a charge on vessel M.V. Goan Pride)	7.16	6.25
From others (Secured by future export proceeds)	—	9.38
Interest accrued but not due on borrowings	27.71	22.69
Unpaid dividends	9.51	14.99
Unpaid matured deposits and interest accrued thereon	0.06	0.06
Other payables
Statutory deductions including withholding taxes	34.89	30.78
Payables on account of fixed assets	60.39	59.90
Trade and security deposits received	24.80	17.76
Advances from customers	14.35	22.92
Other deductions	2.32	1.88
Amount withheld on acquisition of subsidiary as per share purchase agreement	126.64	51.91
Gratuity	9.42	5.19
Other liabilities	0.65	0.02

Total	317.90	243.73

12	Short term provisions

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Provision for employee benefits
Compensated absence	21.16	15.71
Provident fund	1.08	—
Provision—Others
Provision for income tax (net of advances)	—	49.98
Proposed final dividend	173.82	304.18
Tax on proposed final dividend	28.20	49.35

Total	224.26	419.22

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

13 Fixed Assets

	Gross block					Depreciation / Amortisation					Net block
Particulars	Balance as at April 1, 2011 Rs. in crore	Acquired on acquisition Rs. in crore	Additions Rs. in crore	Disposals Rs. in crore	Balance as at March 31, 2012 Rs. in crore	Balance as at April 1, 2011 Rs. in crore	Acquired on acquisition Rs. in crore	For the year Rs. in crore	Eliminated on disposal of assets Rs. in crore	Balance as at March 31, 2012 Rs. in crore	As at March 31, 2012 Rs. in crore	As at March 31, 2011 Rs. in crore
Tangible assets
Mining leases	16.60	—	—	—	16.60	12.10	—	0.95	—	13.05	3.55	4.50
Mining concessions	0.68	—	—	—	0.68	0.65	—	—	—	0.65	0.03	0.03
Land plots (Note a)	184.65	0.46	53.80	—	238.91	0.08	—	0.05	—	0.13	238.78	184.57
Leasehold land	—	0.39	—	—	0.39	—	0.14	—	—	0.14	0.25	0.00
Road and bunders	10.07	—	1.33	—	11.40	2.21	—	0.17	—	2.38	9.02	7.86
Buildings	71.22	9.29	20.18	0.08	100.61	16.16	1.47	2.00	0.04	19.59	81.02	55.06
Plant and equipment	999.43	95.52	310.09	14.02	1,391.02	475.05	23.51	78.28	13.28	563.56	827.46	524.38
Furniture and fixtures	8.00	0.09	1.78	0.06	9.81	3.28	0.03	0.86	0.05	4.12	5.69	4.72
Vehicles	20.01	0.13	4.47	2.52	22.09	10.58	0.05	3.11	2.20	11.54	10.55	9.43
Office equipment	10.82	0.19	2.31	0.06	13.26	2.64	0.10	0.65	0.02	3.37	9.89	8.18
Aircraft (Note b)	1.46	—	—	—	1.46	0.46	—	0.08	—	0.54	0.92	1.00
River fleet	76.52	—	89.00	0.15	165.37	23.35	—	3.62	0.07	26.90	138.47	53.17
Ship—Jointly owned (Note c)	63.97	—	—	—	63.97	32.50	—	3.20	—	35.70	28.27	31.47
Ship	97.58	—	1.32	—	98.90	57.70	—	4.96	—	62.66	36.24	39.88

	1,561.01	106.07	484.28	16.89	2,134.47	636.76	25.30	97.93	15.66	744.33	1,390.14

Previous year	1,263.58	—	322.40	24.97	1,561.01	565.43	—	92.61	21.28	636.76		924.25

Intangible assets
Goodwill on consolidation	1,474.54	433.70	—	—	1,908.24	1.15	—	—	—	1.15	1,907.09	1,473.39
Mining rights	12.10	—	—	—	12.10	9.09	—	2.70	—	11.79	0.31	3.01
Computer software	17.18	0.19	—	—	17.37	2.18	0.14	5.51	—	7.83	9.54	15.00

	1,503.82	433.89	—	—	1,937.71	12.42	0.14	8.21	—	20.77	1,916.94

Previous year	1,487.46	—	16.36	—	1,503.82	8.65	—	3.77	—	12.42		1,491.40

Capital work-in-progress											837.20	543.60
(Note d)

Total											4,144.28	2,959.25

Notes:

a.	Land plots include under perpetual lease Rs.3.54 crore (Previous year Rs.3.54 Crore)
b.	Aircraft represents 50% undivided interest in a P68C aircraft.
c.	Represents 50% undivided interest in a Transhipper Vessel named “ Goan Pride “
d.	Amount includes Rs. 14.71 crore interest capitalised during the year (Previous year Rs. 4.55 crore).

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Other than trade investments (at cost)
Investment in equity instruments (quoted)
In an associate company
Cairn India Limited (Note a)	13,662.57	—
383,840,413 (Previous Year Nil) equity shares of Rs.10 each fully paid-up

In other companies
Goa Shipyard Limited	0.03	0.03
62,707 (Previous year 62,707) equity shares of Rs.10 each fully paid-up (including 34,837 bonus shares)

Goa Infrastructural Development Company Private Limited	0.01	0.01
5,000 (Previous year 5,000) equity shares of Rs.10 each fully paid-up

Goa Maritime Private Limited	0.01	0.01
5,000 (Previous year 5,000) equity shares of Rs.10 each fully paid-up

In co-operative societies
Sesa Ghor Premises Holders’ Maintenance Society Limited	—	—
400 (Previous year 400) equity shares of Rs.10 each fully paid-up [Rs. 4,000 (Previous year Rs. 4,000)]

Sesa Goa Sirsaim Employees’ Consumers Co-operative Society Limited	—	—
200 (Previous year 200) equity shares of Rs.10 each fully paid-up [Rs. 2,000 (Previous year Rs. 2,000)]

Sesa Goa Sanquelim Employees’ Consumers Co-operative Society Limited	—	—
230 (Previous year 230) equity shares of Rs.10 each fully paid-up [Rs. 2,300 (Previous year Rs. 2,300)]

Sesa Goa Sonshi Employees’ Consumers Co-operative Society Limited	—	—
468 (Previous year 468) equity shares of Rs.10 each fully paid-up [Rs. 4,680 (Previous year Rs. 4,680)]

Sesa Goa Codli Employees’ Consumers Co-operative Society Limited	—	—
450 (Previous year 450) equity shares of Rs.10 each fully paid-up [Rs. 4,500 (Previous year Rs. 4,500)]

Sesa Goa Shipyard Employees’ Consumers Co-operative Society Limited	—	—
500 (Previous year 500) equity shares of Rs.10 each fully paid-up [Rs. 5,000 (Previous year Rs. 5,000)]

The Mapusa Urban Cooperative Bank Limited	—	—
40 (Previous year 40) equity shares of Rs.25 each fully paid-up [Rs. 1,000 (Previous year Rs. 1,000)]

V.S.Dempo Surla Mine Staff Cooperative Credit Society Limited	—	—
250 (Previous year 250) equity shares of Rs.10 each fully paid-up [Rs. 2,500 (Previous year Rs. 2,500)]

V.S.Dempo Surla Mine Staff Consumer Co-operative Society Limited	—	—
250 (Previous year 250) equity shares of Rs.10 each fully paid-up [Rs. 2,500 (Previous year Rs. 2,500)]

Dempo Mining Corporation Staff Consumers Co-operative Society Limited	—	—
276 (Previous year 276) equity share of Rs.10 each fully paid-up [Rs. 2,760 (Previous year Rs. 2,760)]

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Dempo Mining Corporation Employees Co-operative Credit Society Limited	—	—
400 (Previous year 400) equity share of Rs.10 each fully paid-up [Rs. 4,000 (Previous year Rs. 4,000)]

	13,662.62	0.05
Less : Provision for dimunition in value of Investments [Rs. 5,000 (Previous year Rs. 5,000)]	—	—

Total	13,662.62	0.05

Aggregate amount of quoted investments [Market value of Rs. 12,816.43 crore (Previous year Rs. Nil)]	13,662.57	—
Aggregate amount of unquoted investments	0.05	0.05

a.	Particulars of Investment in an associate company

Ownership Interest	20%	—
Original cost of investment	13,074.84	—
Cost of Goodwill in Original Cost	3,982.55	—
Share of post acquistion Reserves and Surplus	587.73	—
Carrying amount of investment	13,662.57	—

15	Long term loans and advances

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Unsecured, considered good
Capital advances	145.80	185.06
Security deposits	1.14	1.06
Loans and advances to related parties	0.20	0.39
Loans and advances to employees	0.22	0.30
Prepaid expenses	9.25	4.93
Other advances	—	4.09

Total	156.61	195.83

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Unquoted (at lower of cost and fair value)
In mutual funds
Birla Short Term FMP Series 4—Dividend Payout	—	125.00
Birla Short Term Opportunity Fund—Dividend Payout	—	509.90
Birla Sun Life Cash Plus—Institutional—Daily Dividend Reinvestment	6.17	40.11
Birla Sun Life Cash Plus Instl Prem DD	73.90	—
Birla Sun Life Ultra Short Term Fund—Institutional—Growth	—	340.09
Birla Sun Life Fixed Term Plan—Series CD (370 Days)—Growth Option	—	50.00
Canara Robeco Floating Rate Short Term—Growth	—	88.04
Canara Robeco Liquid—Super Institutional—Daily Dividend Reinvestment	30.02	—
Canara Robeco Treasury Advantage Super Institutional Fund—Dividend	—	40.00
Canara Robeco Treasury Advantage Super Institutional Fund—Growth Option	—	396.27
DSP BlackRock FMP—3M Series 27—Dividend	—	100.00
DSP BlackRock Money Manager Fund—Institutional—Growth	—	202.72
HDFC Cash Management Fund—Treasury Advantage Plan—Wholesale—Growth	—	41.55
HDFC Floating Rate Income Fund—Short Term Plan—Whole—Growth	—	120.33
HDFC FMP 370 Days 2010 (2)—Dividend Payout	—	35.00
HDFC FMP 370 Days June 2010 (1)—Growth	—	25.00
HDFC FMP 370 Days June 2010 (2)—Dividend Payout	—	35.00
HDFC Liquid Fund Premium Plan—Dividend—Daily Reinvest	13.21	—
ICICI Prudential Floating Rate—Plan D—Growth	—	172.12
ICICI Prudential FMP Series 51—1 Year Plan B—Growth	—	20.00
ICICI Prudential MF—Flexible Income Plan—Institutional— Daily Dividend	—	150.02
ICICI Prudential—Flexible Income Plan Premium—Growth	—	64.56
ICICI Prudential Liquid Plan—Super Institutional—Daily Dividend	35.25	—
ICICI Prudential Banking and PSU Debt Fund—Daily Dividend	—	238.19
ICICI Prudential Blended Plan B—Institutional Plan—Dividend Reinvested	—	788.55
ICICI Prudential Blended Plan B—Institutional Plan—Dividend Payout	—	100.01
ICICI Prudential Interval Fund II—Quarterly Interval Plan—Institutional—Dividend	—	50.00
ICICI Prudential Interval V Monthly Interval Plan Dividend Payout	—	52.00
ICICI Prudential Liquid Plan Super Institutional Plan Daily Dividend	8.16	—
ICICI Prudential FMP Series 52—1 Year Plan A—Growth Option	—	20.00
IDFC Cash Fund—Super Institutional Plan C— Daily Dividend	1.21	—
IDFC Fixed Maturity Monthly Series—30—Dividend	—	275.00
IDFC Money Manager Fund—Institutional Plan B—Growth Option	—	200.00
IDFC Savings Advantage Fund—Plan A—Daily Dividend	—	401.95
IDFC Cash Fund Daily Dividend	45.53	—
Kotak FMP 370 Days Series 3—Growth	—	50.00
Kotak Quarterly Institutional Plan Series 9—Dividend Payout	—	102.52
Kotak Quarterly Institutional Plan Series 10 - Dividend Payout	—	90.00
Kotak Liquid Institutional Premium—Daily Dividend	50.02	—
Kotak Liquidity Fund Daily Dividend ReInvestment	39.72	—
Kotak Floater Long Term—Growth	—	413.13
Reliance Fixed Horizon Fund—XIV—Series 1 —Super Institutional Growth	—	100.00
Reliance Fixed Horizon Fund—XIV—Series 5 —Super Institutional Growth	—	50.00
Reliance Fixed Horizon Fund—XV—Series 4 —Super Institutional Growth	—	50.00
Reliance Fixed Horizon Fund—XV—Series 5 —Super Institutional Growth	—	25.00
Reliance Fixed Horizon Fund—XV—Series 6 —Super Institutional Dividend	—	200.00
Reliance Liquidity Fund—Daily Dividend Reinvestment	81.59	—
Reliance Monthly Interval Fund—Series I—Institutional—Dividend	—	242.01
Reliance Monthly Interval Fund—Series II—Institutional—Dividend	—	296.02
Reliance Mutual Fund—Money Manager Fund—Dividend	—	123.14
Reliance Quarterly Interval Fund—Series I—Dividend	—	204.01
Religare FMP—Series—II Plan B ( 15 Months )—Growth	—	170.00

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Religare FMP—Series—II Plan A (13 Months)—Growth	—	100.00
Religare FMP—Series—II Plan C (15 Months)—Growth	—	100.00
Religare FMP—Series—II Plan F (13 Months)—Growth	—	100.00
Religare FMP—Series—III Plan A (12 Months)—Growth	—	50.00
Religare FMP—Series—III Plan C (370 Days)—Dividend	—	50.00
Religare Liquid Fund—Super Institutional—Daily Dividend	50.63	—
SBI Debt Fund Series—370 Days—Institutional Growth	—	90.00
SBI Short Horizon Debt Fund—Ultra Short Term Institutional Plan	—	126.69
SBI Premier Liquid Fund—Super Institutional—Daily Dividend	—	74.14
Tata Fixed Maturity Plan Series 26—Plan—A—Growth	—	20.00
Tata Floater Fund—Growth Option	—	563.99
Tata Liquid Fund—Super High Investment—Daily Dividend	18.51	—
UTI—Fixed Income Interval Fund—Monthly Interval Plan I—Dividend	—	150.00
UTI—Fixed Income Interval Fund—Monthly Interval Plan II—Dividend	—	114.99
UTI—Floating Rate Fund—Short Term Plan—Institutional—Growth	—	437.64
UTI—Liquid Cash Plan—Institutional—DDR	50.04	—
UTI—Treasury Advantage Fund —Institutional Plan—Growth	—	25.05

Total	503.96	8,799.74

Net asset value	503.96	8,891.27

17 Inventories

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
At lower of cost and net realisable value
Raw materials [including goods in transit Rs. 54.95 crore (Previous year Rs. 116.32 crore)]	460.73	294.84
Work-in-progress	0.15	0.32
Finished goods
Iron ore	302.26	313.80
Metallurgical coke	22.51	35.14
Pig iron	28.48	38.58
Consumables stores and spares	61.02	54.73

Total	875.15	737.41

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

18 Trade receivables

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Trade receivables outstanding for a period exceeding six months from the date they were due for payment
Unsecured, considered good	23.62	29.84
Doubtful	0.02	2.74

	23.64	32.58
Less: Provision for doubtful trade receivables	0.02	2.74

	23.62	29.84
Others trade receivables
Unsecured, considered good	525.81	653.17

Total	549.43	683.01

Other trade receivables include amount in respect of sale of iron ore not due as at March 31, 2012 pending decision from the Supreme Court.	128.71	—

19 Cash and cash equivalents

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Cash on hand	0.08	0.12
Cheques, drafts on hand	6.27	7.29
Balances with banks
In current accounts	80.69	175.27
In deposit accounts with original maturity less than 3 months	—	688.00
In EEFC account	—	0.05
In earmarked accounts
Unpaid dividend account	9.51	14.99
Balances held as margin money or security against borrowings	1.19	1.31
In deposit account with original maturity for more than 3 months but less than 12 months	—	10.00

Total	97.74	897.03

Of the above, the balances that meet the definition of cash and cash equivalents as per AS 3 Cash Flow Statements is	87.04	870.73

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

20	Short term loans and advances

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Unsecured, considered good unless otherwise stated
Loans and advances to related parties
Intercorporate deposits	32.88	1,026.71
Others	6.99	0.11
Loans and advances to employees [Dues from directors Rs.Nil (Previous year Rs. 0.01 crore)]	0.82	1.22

Prepaid expenses	11.81	10.13

Security deposits	17.46	12.06

Balance with government authorities
CENVAT credit receivable	6.32	6.23
VAT credit receivable	21.82	20.61
Service tax credit receivable	16.45	5.57
Export duty receivable	83.41	84.65
Service tax refund receivable	34.50	17.65
Deposit with government authorities pursuant to a Court order	40.23	32.97
Others	0.70	0.69
Advance income tax (net of provision for income tax)	41.97	—

Advances to suppliers
Considered good	91.81	92.31
Doubtful	0.62	0.62

	92.43	92.93
Less:Provision for doubtful loans and advances	0.62	0.62

	91.81	92.31
Other advances	4.09	—

Total	411.26	1,310.91

21	Other current assets

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Interest accrued on deposits	0.08	14.14

Total	0.08	14.14

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

22	Revenue from Operations

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
a Sale of products
Sale of iron ore	8,027.36	9,279.93
Less: Ocean freight	666.07	940.97

	7,361.29	8,338.96
Sale of metallurgical coke	200.73	142.10
Less: Excise duty	9.92	0.69

	190.81	141.41
Less: Ocean freight	0.02	0.01

	190.79	141.40
Sale of pig iron	791.10	728.87
Less: Excise duty	68.97	62.96

	722.13	665.91
Less: Ocean freight	1.89	2.16

	720.24	663.75
Sale of power	2.20	—
Conversion charges	0.01	—

	8,274.53	9,144.11

b Sale of services
Hire of transhipper	—	1.37
Hire of barges and jetties	2.64	15.58
Repairs of vessels by shipyard	—	2.61
Proceeds from other services	6.99	6.96

	9.63	26.52

c Other operating revenues
Sale of materials	10.42	11.38
Sale of carbon credits	7.94	4.44
Sale of gases	2.56	3.11
Sale of slag	4.98	3.77

	25.90	22.70

Total	8,310.06	9,193.33

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

23	Other Income

	March 31, 2012	March 31, 2011
Particulars	Rs. in crore	Rs. in crore
Interest
on inter corporate deposits	6.68	91.03
on bank deposits	4.90	82.15
others	1.81	0.18

Dividends
on other long term investments	—	0.06
on current investments	110.50	296.99
Profit on sale of current investments (net)	107.44	62.16
Profit on sale of fixed assets (net)	0.90	0.86
Net gain on foreign currency transactions and translations	—	14.59
Other non-operating income	2.35	3.68

Total	234.58	551.70

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

24	Changes in inventories of finished goods, work-in-progress and stock in trade

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Inventories at the beginning of the year
Finished goods
Iron ore	313.80	315.61
Metallurgical coke	35.14	10.66
Pig iron	38.58	12.38
Work in progress (Metallurgical coke)	0.32	1.74

	387.84	340.39

Inventories at the end of the year
Finished goods
Iron ore	302.26	313.80
Metallurgical coke	22.51	35.14
Pig iron	28.48	38.58
Work in progress (Metallurgical coke)	0.15	0.32

	353.40	387.84

Net decrease / (increase)	34.44	(47.45)

25	Employee benefits expense

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Salaries, wages and incentives	219.33	171.89
Contributions to provident and other funds	27.44	17.93
Staff welfare expenses	21.66	17.74

Total	268.43	207.56

26	Finance cost

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Interest expense
Working capital loans and commercial paper	189.74	2.75
Foreign currency convertible bonds	45.17	27.86
Others	5.94	5.48
Other borrowing costs	2.54	2.31
Net loss on foreign currency transactions and translations in respect of borrowings (represents exchange differences arising from foreign currency borrowings to the extent regarded as an adjustment to interest cost)	189.87	48.78

Total	433.26	87.18

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

27	Other expenses

Particulars	March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Consumption of stores and spare parts	349.94	296.32
Repairs and maintenance
Plant and machinery	24.35	35.57
Buildings	5.42	17.26
Others	30.80	29.80
Contractors for hired trucks and other services	643.06	739.41
Hire of barges	51.11	80.74
Wharfage, tonnage, handling and shipping expenses	92.99	113.52
Railway freight	—	274.38
Rent	7.79	5.07
Royalty and cess	320.08	330.41
Rates and taxes	5.71	4.60
Insurance	13.93	15.60
Power and Fuel	20.74	20.38
Water charges	1.88	0.14
Excise duty on variation in stocks of finished goods	0.16	3.75
Indemnization for damages	0.59	8.64
Payments to auditors as Auditors—statutory audit	0.54	0.45
for taxation matters	0.03	—
for other services	0.58	0.49
Reimbursement of expenses	0.06	0.05
Sitting fees and commission to non wholetime directors	0.64	0.49
Travelling and representation expenses	11.58	13.42
Professional and legal charges	46.11	41.12
Bad debts and advances written off	—	0.03
Provision for doubtful trade receivables	—	0.07
Provision for doubtful loans and advances	—	0.12
Export duty	1,623.29	661.98
Demurrage over despatch	67.27	176.54
Commission and brokerage	0.58	2.11
Testing and analysis expenses	2.88	5.06
Net loss on foreign currency transactions and translations	181.43	—
Miscellaneous expenses	89.65	86.22

	3,593.19	2,963.74
Less: Extraction and processing cost recovered	25.03	27.34

Total	3,568.16	2,936.40

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

28	During the year the Group has made the following business acquisitions /strategic investments -

a) along with its subsidiary Sesa Resources Limited, an equity stake aggregating 20% for Rs. 13,074.84 crore in the equity share capital of Cairn India Limited (“CIL”). With effect from December 8, 2011, CIL has become an associate company and accordingly, the Group’s share of profits in CIL, attributable to the period after acquisition till 31st March, 2012 have been recognised in the consolidated financial statements in accordance with Accounting Standard (AS) 23 under the Companies (Accounting Standard) Rules, 2006;

b) through its wholly owned subsidiary, Bloom Fountain Limited, a 51% stake in Western Cluster Limited, Liberia (“WCL”) for a cash consideration of Rs. 411.20 crore. WCL will develop the western cluster Iron Ore Project in Liberia which includes development of iron ore deposits, necessary transportation and shipping infrastructure for export of iron ore; and

c) acquistion on March 02, 2012 of a 100% stake in the equity share capital of Goa Energy Private Limited (“GEPL”) for an enterprise value of Rs.104.18 crore on cash-free, debt-free basis including working capital of Rs.5.93 crore. GEPL owns a 30 MW power plant in Goa which utilises the waste heat gases from Sesa’s coke making and pig iron facilities.

29	The Board of Directors at their meeting held on February 25, 2012, has approved a Scheme of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, The Madras Aluminum Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited, and Sesa Goa Limited (“the Company”) and their respective shareholders and creditors (the “Scheme”) and also a Concurrent Scheme of Amalgamation of Ekaterina Limited with the Company and their respective shareholders and creditors (the “Concurrent Scheme”). The Scheme and the Concurrent Scheme are inter-conditional and the Concurrent Scheme coming into effect is a condition precedent to the effectiveness of the Scheme. Further, the name of the Company is proposed to be changed from Sesa Goa Limited to Sesa Sterlite Limited. The schemes are subject to regulatory approvals.

30	Exceptional items pertains to advisory fees, taxes thereon and other expenses incurred for the strategic investment in CIL.

31	During the previous year, the Company had acquired assets of Bellary Steel and Alloys Limited for a consideration of Rs. 220 crore, on an “As is where is” basis. The above acquisition has been challenged by JSW Limited in the Supreme Court. The Court has directed both the parties to maintain status quo till the matter is decided. In the meanwhile, freehold land at Rs.121.12 crore continues to be included in fixed assets and balance Rs.98.88 crore in capital work-in-progress.

32	During the year ended March 31, 2010, the Company had issued 33,274,000 equity shares of Re. 1 each at a premium of Rs. 160.46 per share for cash to Twin Star Holdings Limited on a preferential basis under the applicable provisions of The Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000 (the “Guidelines”). Entire proceeds aggregating Rs.537.24 crore (Previous year to the extent of Rs. 101.47 crore) has been utilized for the Company’s capital projects.

33	CONTINGENT LIABILITIES:

i) Guarantees (excluding the liability for which provisions have been made) amounting to Rs.32.17 crore (Previous year Rs. 13.84 crore) given by the bankers in favour of various parties.

ii) Letters of Credit opened by the banks in favour of suppliers amounting to Rs. 138.19 crore (Previous year Rs. 363.93 crore).

iii) Bonds executed in favour of customs authorities in respect of export of iron ore Rs.3,048.35 crore (Previous year Rs. 1,807.92 crore).

iv) Claims by custom authorities (under dispute) relating to differential export duty on export shipments Rs.34.41 crore (Previous year Rs. 49.13 crore). The said amount is also included under bonds executed detailed in (iii) above.

v) Bills discounted under letters of credit with banks Rs. 480.49 crore. (Previous year Rs. 391.96 crore)

vi) Disputed income tax demands of Rs.245.38 crore (Previous year Rs. 19.51 crore) including interest and penalty of Rs. 62.36 crore (Previous year Rs. 1.71 crore), where the Group is in appeal before Appellate Authority.

vii) Disputed forest development tax amounting to Rs.195.36 crore (Previous year Rs. 173.96 crore) levied by Government of Karnataka challenged by writ petition filed in the High Court of Karnataka. Hearing of writ petition before the High Court of Karnataka is pending. A bank guarantee amounting to Rs. 45.00 crore (Previous year Rs. 35.00 crore) has been furnished against this demand. Also, an amount of Rs.40.23 crore (Previous year Rs. 32.97 crore) has been deposited against the aforesaid demand and same is included under Short term loans and advances.

viii) Cess on transportation of Ore, coal and coke within Goa levied by Government of Goa under the Goa Rural Development and Welfare Cess Act, 2000 (Goa Act 29 of 2000) amounting to Rs.154.16 crore (Previous year Rs. 118.11 crore) challenged by way of writ petition in the High Court of Bombay, Panjim Bench.

ix) Disputed marine claims aggregating Rs. 13.57 crore and disputed income tax claims aggregating Rs. 116.92 crore in respect of a subsidiary. These claims if finally determined as Payable will be reimbursed by the erstwhile shareholders of the said subsidiary pursuant to Share Purchase Agreement dated 11.06.2009.

ix) Other claims against the Group not acknowledged as debts:

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

a) Dead rent on deemed mining leases for the period from 20.12.1962 to 23.5.1987 amounting to Rs.0.10 crore (Previous year Rs. 0.10 crore) and royalty for the period from 20.12.1961 to 30.9.1963 amounting to Rs.0.12 crore (Previous year Rs. 0.12 crore) sought to be levied by the Government pursuant to the Goa, Daman & Diu Mining Concessions (Abolition & Declaration as Mining Leases) Act 1987, challenged by Special Leave Petition before Supreme Court of India.

b) Claims related to commercial and employment contracts Rs. 4.26 crore (Previous year Rs. 7.40 crore.)

c) Demand from Railway authorities towards stacking charges amounting to Rs.4.09 crore (Previous year Rs.4.09 crore) appealed before Kolkata High Court and stay obtained. A bank guarantee amounting to Rs. 4.09 crore (Previous year Rs. 4.09 crore) has been furnished against this demand.

d) Others Rs.3.32 crore (Previous year Rs.3.32 crore).

The above amounts are based on the demand notices or assessment orders or notification by the relevant authorities, as the case may be, and the Group is contesting these claims wih the respective authorities. Outflows, if any, aising out of these claiims would depend on the outcome of the decisions of the appellate authorities and the Group’s rights for future appeals before the judiciary.

34	Commitments:

Estimated amount of contracts remaining to be executed on capital account Rs. 149.78 crore (Previous year Rs. 412.39 crore).

35	Direct expenditure on repairs and maintenance included under major heads of expenses are as under:

	(Rs. in crore)
Particulars	Plant and machinery	Buildings	Others	Total
Salaries, wages and incentives	20.04	0.42	4.36	24.82
	(14.42)	(0.64)	(0.21)	(15.27)
Consumption of stores and spare parts	93.85	1.46	0.20	95.51
	(59.63)	(2.12)	(0.60)	(62.35)
Contractors for hired trucks and other services	11.92	0.17	0.43	12.52
	(15.53)	(0.45)	(0.51)	(16.49)
Others	3.01	3.19	0.20	6.40
	(1.73)	(1.88)	(0.17)	(3.78)

Total	128.82	5.24	5.19	139.25
	(91.31)	(5.09)	(1.49)	(97.89)

(Figures in brackets relate to previous year)

36	Employee benefits obligations:

Defined benefit plans:

The Group offers its employees defined benefit plans in the form of gratuity schemes. Gratuity Scheme covers all employees as statutorily required under Payment of Gratuity Act 1972. The Group has five gratuity schemes for different categories of employees. The Group contributes funds to Life Insurance Corporation of India, HDFC Standard Life Insurance Company Limited and ICICI Prudential Life Insurance Company Limited, which are irrevocable. Commitments are actuarially determined at the year end. The actuarial valuation is done based on the “Projected Unit Credit” method. Gains and losses of changed actuarial assumptions are charged to the Statement of Profit and Loss.

The details of the defined benefit plans are as below:

	(Rs. in crore)
Particulars	March 31, 2012	March 31, 2011
Fair value of plan assets	43.92	40.04
Present value of defined benefit commitment	(53.40)	(43.53)

Net changes in liability recognised in the Balance Sheet	(9.48)	(3.49)

Defined benefit commitment
Balance at beginning of the year	43.54	38.60
Acquired on acquisition	0.13	—
Current service cost	2.62	2.24
Benefits paid	(5.93)	(4.75)
Interest cost	3.48	3.09
Actuarial (gains)/losses	9.56	4.35

Balance at end of the year	53.40	43.53

Change in fair value plan assets
Balance at beginning of the year	40.05	37.80
Contribution made	6.01	3.72
Benefits paid	(5.83)	(4.75)
Return on scheme assets	3.47	3.00
Actuarial gains/(losses)	0.22	0.27

Balance at end of the year	43.92	40.04

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

The Plan assets of the Group are managed by the Life Insurance Corporation of India, HDFC Standard Life Insurance Company Limited and ICICI Prudential Life Insurance Company Limited and the composition of the Investment relating to these assets is not available with the Group.

	(Rs. in crore)
Return on plan assets	March 31, 2012	March 31, 2011
Expected return on plan assets	3.47	3.00
Actuarial gain /(loss)	0.22	0.27

Actual return on plan assets	3.69	3.27

Expenses on defined benefit plan recognised in the Statement of Profit and Loss

	(Rs. in crore)
Particulars	March 31, 2012	March 31, 2011
Current service cost	2.62	2.24
Actuarial (gains) /losses	9.34	4.08
Expected return on plan assets	(3.47)	(3.00)
Interest cost	3.48	3.09
Direct payments	(0.79)	0.02

Total expenses accounted in the Statement of Profit and Loss	11.18	6.43

The actuarial calculations used to estimate defined benefit commitments and expenses are based on the following assumptions which if changed, would affect the defined benefit commitment’s size, funding requirements.

Return on plan assets	March 31, 2012	March 31, 2011
Rate on discounting liabilities	8%	8%
Expected salary increase rate	5%, 7% & 7.5%	5% & 7%
Expected rate of return on scheme assets	9%, 9.30% & 9.4%	9%, 9.3% & 10%
Withdrawal rates	1.50%	1.50%
Mortality rates	LIC (1994-96) Ultimate Table	LIC (1994-96) Ultimate Table

The estimates of future salary increases considered in the actuarial valuation, take account of inflation, seniority, promotion and other relevant factors on a long term basis.

Experience adjustment

	(Rs. in crore)
Particulars	2011-12	2010-11	2009-10	2008-09	2007-08
Present value of commitment	(53.40)	(43.53)	(38.60)	(25.63)	(21.22)
Fair value of the plans	43.92	40.04	37.80	20.88	19.65
Surplus / (deficit)	9.48	(3.49)	(0.80)	(4.75)	(1.57)
Experience adjustment on plan liabilities	(0.27)	2.60	(0.90)	3.14	1.02
Experience adjustment on plan assets	(0.24)	(3.23)	3.41	(0.04)	2.05

The contributions expected to be made by the Group during the financial year 2012-13 are Rs.9.42 crore.

The above information is actuarially determined.

Defined contribution plans:

The Group offers its employees benefits under defined contribution plans in the form of provident fund, family pension fund and annuity fund. Provident fund, family pension fund and annuity fund cover substantially all regular employees. Contributions are paid during the year into separate funds under certain statutory / fiduciary type arrangements. While both the employees and the Group pay predetermined contributions into the provident fund and pension fund, the contribution to annuity fund are made only by the Group. The contributions are normally based on a certain proportion of the employee’s salary prescribed in the respective scheme.

A sum of Rs. 16.26 crore (Previous year Rs. 11.50 crore) has been charged to the Statement of Profit and Loss in this respect, the components of which are tabulated below:

	(Rs. in crore)
Particulars	March 31, 2012	March 31, 2011
Provident fund and family pension fund	10.86	7.95
Annuity fund	5.40	3.55

	16.26	11.50

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

The Group’s provident fund is exempted under section 17 of the Employees Provident Fund Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund.

Based on a Guidance Note from The Institute of Actuaries—Valuation of Interest Guarantees on Exempt Provident Funds under AS 15 (Revised 2005) for actuarially ascertaining such interest liability, the interest shortfall that is required to be met by the Group as at March 31, 2012 is Rs. 1.08 crore.

37	Segment Information

As required by Accounting Standard No.17 on Segment Reporting

i)	The Group is collectively organised into four main business segments namely:

• Iron Ore

• Metallurgical coke

• Pig iron

• Power

Segments have been identified and reported taking into account the nature of the product and services, the organisation structure and internal financial reporting system.

ii)	Information based on the Primary Segment (Business Segment)

	(Rs in crore)
Particulars	Iron ore	Metallurgical coke	Pig iron	Power	Unallocated	Total
Revenue
- Sales / Income from Operations	7,516.06	550.51	730.47	2.21		8,799.25
(net of duties and ocean frieght)	(8,575.11)	(506.37)	(673.81)	—		(9,755.29)
Less : Intersegment Revenue	138.51	350.29	—	0.39		489.19
	(207.13)	(354.78)	(0.05)	—		(561.96)

Net Revenue from operations	7,377.55	200.22	730.47	1.82	—	8,310.06
	(8,367.98)	(151.59)	(673.76)	—		(9,193.33)
Other Income	2.71	0.17	0.37	—		3.25
	(16.25)	(2.71)	(0.17)	—		(19.13)

Segment Revenue	7,380.26	200.39	730.84	1.82		8,313.31
	(8,384.23)	(154.30)	(673.93)	—		(9,212.46)
Add : Interest Income					13.39	13.39
					(173.36)	(173.36)
Add : Dividend					110.50	110.50
					(297.05)	(297.05)
Add : Profit on sale of Investment					107.44	107.44
					(62.16)	(62.16)
Enterprise revenue						8,544.64
						(9,745.03)

Segment result before tax, interest, dividend and other non- recuring / unallocable income	3,334.90	15.96	45.44	0.87		3,397.17
	(4,884.21)	(89.01)	(141.08)	(—)		(5,114.30)

Less: Finance costs					433.26	433.26
					(87.18)	(87.18)
Less: Exceptional item					66.09	66.09
					—	—
Add : Interest Income					13.39	13.39
					(173.36)	(173.36)
Add : Dividend Income					110.50	110.50
					(297.05)	(297.05)
Add : Profit on sale of Investment					107.44	107.44
					(62.16)	(62.16)
Profit before Taxation		—				3,129.15
						(5,559.69)

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

	(Rs in crore)
Particulars	Iron ore	Metallurgical coke	Pig iron	Power	Unallocated	Total
Segment Assets	2,873.03	534.04	321.99	85.34	16,586.73	20,401.13
	(4,411.07)	(383.49)	(278.31)	—	(10,524.50)	(15,597.37)

Segment Liabilities	636.31	387.27	51.09	17.21	4,191.04	5,282.92
	(910.28)	(357.26)	(52.15)	—	(1,467.25)	(2,786.94)

Capital Expenditure	720.46	3.17	14.99			738.62
	(966.54)	(3.79)	(18.35)	—	—	(988.68)

Depreciation	88.57	8.39	8.69	0.49		106.14
	(64.93)	(23.15)	(8.30)	—	—	(96.38)

Significant Non- Cash Expenses other than depreciation	—	—	—	—	195.84	195.84
	(0.12)	(0.07)	—	—	(48.78)	(48.97)

(Figures in brackets relate to previous year)

iii) Information based on the Secondary Segment (Geographical Segments):

	(Rs in crore)
Particulars	March 31, 2012	March 31, 2011
Segment revenue:
India	1,372.49	1,261.08
Outside India	6,940.82	7,951.38
Segment assets:
India	2,909.89	4,490.44
Outside India	904.51	582.43
Capital Expenditure:
India	599.30	988.68
Outside India	139.32	—

38	Related party information:

Related party information as required by AS 18 is given below:

A. Names of the related parties and their relationships:

i) Ultimate holding company and its intermediaries

Ultimate Holding company

        Vedanta Resources Plc

Intermediaries

        Finsider International Company Limited

        Twin Star Holdings Limited

        Westglobe Limited

ii) Associate (and an indirect subsidiary of the ultimate holding company)

Cairn India Limited

iii) Jointly Controlled Entity:

Goa Maritime Private Limited

iv) Fellow Subsidiaries:

(With whom transactions have taken place during the year)

    Bharat Aluminum Company Limited

    Hindustan Zinc Limited

    Konkola Copper Mines

    Sterlite Industries (India) Limited

    Sterlite Iron and Steel Company Limited

    Sterlite Technologies Limited

    Talwandi Sabo Private Limited

    The Madras Aluminum Company Limited

    Twin Star Mauritius Holdings Limited

    Vedanta Aluminum Limited

    Vizag General Berth Cargo Private Limited

v) Details of Key Management Personnel

Mr. P.K. Mukherjee, Managing Director

Mr. A.K. Rai (Retired on 31.7.2011), Wholetime Director

Mr. A. Pradhan, Wholetime Director

Mr. Pramod Unde, Wholetime Director of Sesa Mining Corporation Private Limited

vi)	Enterprise in which significant influence is exercised by Key Management Personnel

Sesa Community Development Foundation

B	Transactions with related parties:

a)	Details relating to parties referred to in items A (i), (ii), (iii) and (iv) above:

		(Rs in crore)
Name of Related Party	Nature of Transaction	Ultimate holding company / intermediaries	Jointly Controlled Entity	Fellow Subsidiaries
1) Sales and Services
Bharat Aluminium Company Limited	Services rendered	—	—	0.003
		(—)	(—)	(0.001)
Goa Maritime Private Limited	Interest on loan	—	0.04	—
		(—)	(0.05)	(—)
Hindustan Zinc Limited	Sale of metallurgical coke and services rendered	—	—	2.41
		(—)	(—)	(0.74)
Konkola Copper Mines	Services rendered	—	—	0.04
		(—)	(—)	(0.07)
Sterlite Industries (I) Limited	Sale of pig iron and services rendered	—	—	6.50
		(—)	(—)	(7.08)
Sterlite Iron and Steel Company Limited	Interest on Intercorporate deposits	—	—	2.99
		(—)	(—)	(0.90)
The Madras Aluminium Company Limited	Services rendered	—	—	0.02
		(—)	(—)	(0.03)
Vedanta Aluminum Limited	Interest on Intercorporate deposits and services rendered	—	—	3.64
		(—)	(—)	(90.14)
Vizag General Berth Cargo Pvt. Limited	Services rendered	—	—	0.01
		(—)	(—)	(0.04)

2) Purchases and Other services
Bharat Aluminium Company Limited	Administration expenses	—	—	—
		(—)	(—)	(0.01)
Finsider International Company Limited	Dividend remittance	220.82	—	—
		(130.49)	(—)	(—)
Goa Maritime Private Limited	Other Services	—	10.28	—
		(—)	(9.80)	(—)
Hindustan Zinc Limited	Administration expenses	—	—	0.21
		(—)	(—)	(0.63)
Konkola Copper Mines	Administration expenses	—	—	0.01
		(—)	(—)	(—)
Sterlite Industries (I) Limited	Administration expenses	—	—	7.44
		(—)	(—)	(13.19)
Sterlite Technologies Limited	Administration expenses	—	—	—
		(—)	(—)	(0.02)
Talwandi Sabo Power Limited	Administration expenses	—	—	0.01
		(—)	(—)	(—)
The Madras Aluminium Company Limited	Administration expenses	—	—	—
		(—)	(—)	(0.003)
Twin Star Holdings Limited	Dividend remittance	18.30	—	—
		(10.81)	(—)	(—)
Twin Star Mauritius Holdings Limited	Advisory fees	—	—	56.43

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

		(Rs in crore)
Name of Related Party	Nature of Transaction	Ultimate holding company / intermediaries	Jointly Controlled Entity	Fellow Subsidiaries
		(—)	(— )	(—)
Vedanta Aluminum Limited	Administration expenses	—	—	0.42
		(—)	(— )	(2.56)
Vedanta Resources Plc.	Administration expenses	10.61	—	—
		(5.86)	(— )	(—)
West Globe Limited	Dividend remittance	24.39	—	—
		(14.41)	(— )	(—)

3) Inter Corporate Deposits
Sterlite Iron & Steel Company Limited		—	—	32.88
		(—)	(— )	(26.71)
Vedanta Aluminium Limited		—	—	—
		(—)	(— )	(1,000.00)

4) Outstanding receivable / (payable)

	(Rs in crore)
Name of Related Party	Ultimate holding company / intermediaries	Jointly Controlled Entity	Fellow Subsidiaries
Goa Maritime Private Limited	—	0.39	—
	(—)	(0.50)	(—)

Hindustan Zinc Limited	—	—	-0.26
	(—)	(—)	(-0.01)

Konkola Copper Mines	—	—	-0.01
	(—)	(—)	(—)

Sterlite Industries (I) Limited	—	—	-0.61
	(—)	(—)	(-1.50)

Sterlite Iron and Steel Company Limited	—	—	—
	(—)	(—)	(0.90)

Twin Star Mauritius Holdings Limited	-1.56	—	—
	(—)	(—)	(—)

Vedanta Aluminum Limited	—	—	-0.05
	(—)	(—)	(-0.52)

Vedanta Resources Plc.	-17.20	—	—
	(-7.46)	(—)	(—)

(Figures in brackets relate to previous year)

b) Details relating to persons referred to in item A (v) above:

	(Rs. in crore)
Remuneration to Key Management Personnel	March 31, 2012	March 31, 2011
Mr. P. K. Mukherjee	3.78	2.41
Mr. A. K. Rai (Retired on 31.7.2011)	1.89	1.29
Mr. A. Pradhan	1.90	1.00
Mr. H. U. P. K Nair (Retired on 01.10.2009)	—	0.15
Mr. Pramod Unde	1.60	1.30

	9.17	6.15

Outstanding receivable / (payable)	March 31, 2012	March 31, 2011
Mr. P. K. Mukherjee	(0.91)	(0.74)

c) Details relating to persons referred to in item A (vi) above

	(Rs. in crore)
Particulars	March 31, 2012	March 31, 2011
Donation	5.29	3.29

d) Additional information required as per Clause 32 of the Listing Agreement

	(Rs. in crore)
	March 31, 2012			March 31, 2011
Particulars	Outstanding as at 31st March 2012	Maximum amount outstanding during the year		Outstanding as at 31st March 2011	Maximum amount outstanding during the year
Inter-corporate deposits – Dues from fellow subsidiaries
Vedanta Aluminum Limited	—	1,000.00		1,000.00	1,000.00
Sterlite Iron and Steel Company Limited	32.88	32.88	*	27.61	27.61

*	Inter-corporate deposits have been placed at an interest rate of 8% p.a. upto May 11, 2011 and 10% p.a. from May 12, 2011 to March 31, 2012.

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

39	Earnings per share:

Particulars	March 31, 2012	March 31, 2011
Profit for the year (Rs. in crore)	2,695.50	4,222.45
Weighted average no. of equity shares	869,101,423	858,713,539
Nominal value of each equity shares	Re.1	Re.1
Basic earnings per share (in Rs.)	31.01	49.17
Add: Expenses/ (income) to the Statement of Profit and Loss on account of Foreign Currency Convertible Bonds (net of tax)	127.32	58.11

Profit for Diluted Earning per share	2,822.82	4,280.56
Weighted average number of shares for Basic EPS	869,101,423	858,713,539
Add: Effect of potential equity shares on conversion of Foreign Currency Convertible Bonds	30,000,000	30,000,000
Weighted average number of shares for Diluted Earning per share	899,101,423	888,713,539
Diluted earnings per share (in Rs.) [restricted to basic EPS since anti dilutive]	31.01	48.17

40	Disclosure regarding jointly controlled assets—MV Goan Pride

	(Rs. in crore)
Particulars	March 31, 2012	March 31, 2011
Jointly controlled assets—Net Book Value	28.27	31.47
Liabilities	14.32	18.75
Expenses incurred	31.00	29.73
Income recognised	12.92	19.44

41	In terms of the Mineral Concession Rules 1960 and Mineral Conservation and Development Rules (MCDR) 1988, the Group has provided a “financial assurance” in the form of a bank guarantee to the Regional Controller of Mines, towards its mine closure obligation. The Group has made a provision for expense to the extent of the bank guarantees provided.

The present mine closure provision at 31st March 2012 is as under:

	(Rs. in crore)
Nature of obligation	March 31, 2012	March 31, 2011
Provision for mine closure
Opening carrying amount	3.46	2.65
Additional provision made during the year	—	0.81
Closing carrying amount	3.46	3.46

42	Foreign Currency Exposures:

a)	The Group enters into forward contracts which are not intended for trading or speculative purposes, but for hedging.

i.	Forward exchange contracts outstanding as at March 31, 2012

Currency	Foreign Currency in million	Buy/Sell	Rs. in crore
EURO / INR	1.17	Buy	7.83
EURO / USD	1.05	Buy	6.99

b)	The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below.

i.	Amount receivable in foreign currency on account of the following:-

	March 31, 2012		March 31, 2011
Particulars	Rs. in crore	Fx million	Rs. in crore	Fx million
Trade receivables and advances to suppliers	347.86	USD 59.75	582.00	USD 130.02
		Euro 6.13		Euro 0.17
		JPY 1.58		JPY 2.07
		SGD 0.01		SGD 0.05
		GBP 0.02		GBP 0.01
Bank balances	0.05	CNY 0.06	0.13	CNY 0.12
		USD 0.00006		USD 0.01

ii.	Amount payable in foreign currency on account of the following:

	March 31, 2012		March 31, 2011
Particulars	Rs. in crore	Fx million	Rs. in crore	Fx million
Trade payables	485.20	USD 94.73	494.25	USD 110.3
		JPY 2.64		JPY 11.8
		Euro 0.01		Euro 0.15
		AUD 0.05		AUD 0.05
		GBP 0.02

Foreign Currency Convertible bonds and Interest there on	1,135.25	USD 221.92	988.31	USD 221.35
Foreign Currency Loan and Interest there on	1,506.85	USD 294.55	28.14	USD 6.3

Footnote:	Fx = Foreign currency; USD = US Dollar; JPY= Japanese Yen; GBP= Great Britain Pound; CNY= Chinese Yuan; SGD= Singapore Dollar; AUD= Australian Dollar

43	The Group offers equity-based award plans to its employees, officers and directors through its ultimate holding Group, Vedanta Resources Plc.,the Vedanta Resources Long-Term Incentive Plan (the “LTIP”).

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant.

Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective years. The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse. Under the scheme, Vedanta is obligated to issue the shares. Further, in accordance with the terms of agreement between Vedanta and the Group, on the grant date, fair value of the awards is recovered by Vedanta from the Group.

Amount recovered by Vedanta and recognised by the Group in the Statement of Profit and Loss for the financial year ended March 31, 2012 is Rs. 10.61 crore (Previous year Rs. 5.86 crore) . The Group considers these amounts as not material and accordingly has not provided further disclosures.

44	The Revised Schedule VI has become effective from April 1, 2011 for the preparation of financial statements. This has significantly impacted the disclosure and presentation made in the financial statements. Previous year’s figures have accordingly been regrouped / reclassified, to correspond with the current year’s classification/disclosure.

45	Reconciliation from Generally Accepted Accounting Principles in India (“Indian GAAP”) to International Financial Reporting Standards (“IFRS”)

Basis of preparation of the reconciliation

Sesa Goa Limited (“the Company”) prepares its consolidated financial statements in Indian rupees in accordance with Indian GAAP, which differ in certain respects from IFRS. The significant differences between Indian GAAP and IFRS, which impact consolidated equity as at March 31, 2012 and March 31, 2011 and consolidated comprehensive income for the years ended March 31, 2012 and March 31, 2011, are shown as reconciling amounts in the reconciliation tables below and are discussed in the notes that accompany the tables.

I Reconciliation of equity

Particulars	Notes		March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Equity attributable to equity holders of the Company as per Indian GAAP			15,811.21	12,810.43
Adjustments for:
Foreign currency convertible bonds (FCCBs)	IV	(a)	257.54	68.93
Business combinations	IV	(b)	(470.99)	(321.04)
Mutual fund investments at fair value	IV	(c)	—	91.53
Major overhaul expenses	IV	(d)	27.31	19.46
Property, plant and equipment and depreciation	IV	(e)	4,901.37	5,823.69
Equity method of accounting	IV	(f)	1,351.91	—
Proposed dividend	IV	(g)	202.02	353.53
Deferred taxes	IV	(i)	(1,563.02)	(1,825.49)
Others			(2.64)	(2.64)

Equity attributable to equity holders of the Company as per IFRS			19,821.71	17,018.40

II Reconciliation of total comprehensive income

Particulars	Notes		March 31, 2012 Rs. in crore	March 31, 2011 Rs. in crore
Comprehensive income as per Indian GAAP			2,695.50	4,222.45
Adjustments for:
Foreign currency convertible bonds (FCCB’s)	IV	(a)	188.61	287.18
Business combinations	IV	(b)	(149.96)	(240.45)
Mutual fund investments at fair value	IV	(c)	(91.53)	31.65
Major overhaul expenses	IV	(d)	7.85	9.66
Property, plant and equipment and depreciation	IV	(e)	(922.33)	(1,438.41)
Equity method of accounting	IV	(f)	1,351.91	—
Cash-flow hedges	IV	(h)	32.22	—
Deferred taxes	IV	(i)	262.47	510.10
Others			—	(0.36)

Total impact of all adjustments			679.24	(840.63)

Comprehensive income as per IFRS			3,374.74	3,381.82

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

III	Reconciliation of cash flows

			March 31, 2012			March 31, 2011
Particulars	Foot Notes		Indian GAAP Rs. in crore	Adjustments Rs. in crore	IFRS Rs. in crore	Indian GAAP Rs. in crore	Adjustments Rs. in crore	IFRS Rs. in crore
Net cash from operating activities	(i	)	2,215.09	8,406.02	10,621.11	3,540.59	(3,652.35)	(111.76)
Net cash used in investing activities	(i	)	(4,724.43)	(8,642.65)	(13,367.08)	(2,303.43)	3,593.30	1,289.87
Net cash from financing activities	(i	)	1,725.64	236.63	1,962.27	(400.12)	59.05	(341.07)

Net increase in cash and cash equivalents			(783.70)	—	(783.70)	837.04	—	837.04
Cash and cash equivalents at the beginning of the period			870.73	—	870.73	33.69	—	33.69
Add: On acquisition			0.01	—	0.01	—	—	—

Cash and cash equivalents at the end of period			87.04	—	87.04	870.73	—	870.73
Deposit with bank			1.19	—	1.19	11.31	—	11.31
Unpaid dividend account			9.51	—	9.51	14.99	—	14.99

Cash and bank balances as per Balance Sheet			97.74	—	97.74	897.03	—	897.03

(i)	Indian GAAP requires cash flows from the purchase and sale of short-term investments, interest receipt and dividend receipt to be classified within “Investing activities”.

IFRS permits cash flows from the purchase and sale of short-term investments, interest receipt and dividend receipt to be classified within “Operating activities”.

Consequently, cash flows from “Operating activities” are higher under IFRS by Rs. 8,541.17 crore and lower by Rs. 3,634.99 crore during the years ended March 31, 2012 and March 31, 2011 respectively. Similarly, cash flows from “Investing activities” are lower under IFRS by Rs. 8,541.17 crore and higher by Rs. 3,634.99 crore during the years ended March 31, 2012 and March 31, 2011 respectively.

Indian GAAP requires cash flows from interest payment to be classified within “Financing activities”.

IFRS permits classification of cash flows from interest payment within “Operating activities”.

Consequently, cash flows from “Operating activities” are lower under IFRS by Rs. 236.63 crore and Rs. 59.05 crore during the years ended March 31, 2012 and March 31, 2011 respectively. Similarly, cash flows from “Financing activities” are higher by Rs. 236.63 crore and Rs. 59.05 crore during the years ended March 31, 2012 and March 31, 2011 respectively.

Cash flows from “Operating activities” also includes the reclassification of purchases of property, plant and equipment from “Operating activities” to “Investing activities” amounting to Rs 101.48 crore and Rs 41.69 crore for the years ended March 31, 2012 and March 31, 2011 respectively.

(IV)	Notes to reconciliation of equity and total comprehensive income

(a)	Accounting for Foreign currency convertible bonds (FCCBs)

Under Indian GAAP, the FCCBs are accounted as a monetary liability and issue expenses have been adjusted against the Securities Premium Account of the Company on the date of issue. Interest at the coupon rate is recognized on an accrual basis. On conversion of FCCBs, the Company reduces the FCCB liability to the extent of the converted amount and transfers the same to share capital and securities premium. At each reporting date, the outstanding FCCB liability is translated at the closing rate of exchange and exchange gain or loss is recognized under finance cost in the Statement of Profit and Loss.

Under IFRS, a conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as a derivative and initially accounted for at fair value. In the case of the FCCBs, the liability component is recognized initially as the difference between the fair value of the FCCB and the fair value of the conversion option. The directly attributable FCCB issue costs are allocated to the liability component and the conversion option (expensed off immediately) in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of comprehensive income. On conversion of FCCBs into equity shares, the converted amount is reduced proportionately from the conversion option derivative liability and the FCCB liability using the proportion on the date of conversion with a corresponding credit to share capital and securities premium.

This difference has resulted in an increase in the equity under IFRS of Rs. 257.54 crore and Rs. 68.93 crore as at March 31, 2012 and March 31, 2011 respectively and an increase in the comprehensive income under IFRS of Rs. 188.61 crore and Rs. 287.18 crore for the year ended March 31, 2012 and March 31, 2011 respectively.

(b)	Business combinations

Under Indian GAAP, business combinations have been accounted at book values on the effective dates determined as per the shareholders purchase agreement/ court approved schemes as applicable.

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

Under IFRS, the Company has elected to apply IFRSs retrospectively to all business combinations that occurred on or after April 1, 2007. Business combinations are accounted using the acquisition method of accounting, irrespective of their legal form. The identifiable net assets of the acquired company have been recorded in the acquirer’s books at fair values as on the acquisition date. Consideration paid for the business combination is also measured at fair value and any excess consideration paid over the fair value of the identifiable net assets is recorded as goodwill. Such goodwill is reviewed for impairment annually. Where the fair value of the identifiable net assets is greater than the fair value of the consideration, the gain has been recognized in the consolidated statement of comprehensive income.

This difference has resulted in a decrease in the equity under IFRS of Rs. 470.99 crore and Rs. 321.04 crore as at March 31, 2012 and March 31, 2011 respectively and a decrease in the comprehensive income under IFRS of Rs. 149.96 crore and Rs. 240.45 crore for the years ended March 31, 2012 and March 31, 2011 respectively.

(c)	Mutual fund investment at fair value

Under Indian GAAP, current investments in mutual funds are stated at lower of cost and fair value.

Under IFRS, these are accounted for as fair value through profit and loss (“FVTPL”) and are initially recognized at fair value. At each reporting date, any gains or losses arising on remeasurement are recognized in the statement of comprehensive income.

This difference has resulted in an increase in the equity under IFRS of Rs. Nil and Rs. 91.53 crore as at March 31, 2012 and March 31, 2011 respectively, a decrease in comprehensive income under IFRS of Rs. 91.53 crore for the year ended March 31, 2012 and an increase in the comprehensive income under IFRS of Rs. 31.65 crore for the year ended March 31, 2011.

(d)	Major overhaul expenses

Under Indian GAAP, major overhaul costs incurred are fully expensed in the period in which they were incurred.

Under IFRS, major overhaul costs incurred are capitalized as plant, property and equipment and are depreciated over the estimated life of the economic benefit derived from such costs.

This difference has resulted in an increase in the equity under IFRS of Rs. 27.31 crore and Rs. 19.46 crore as at March 31, 2012 and March 31, 2011 respectively and an increase in the comprehensive income under IFRS of Rs. 7.85 crore and Rs. 9.66 crore for the years ended March 31, 2012 and March 31, 2011 respectively.

(e)	Property, plant and equipment and depreciation

Under Indian GAAP, property, plant and equipment are recorded at original cost of purchase and depreciated on a systematic basis over their estimated useful lives.

Under IFRS, the Company has elected to measure property, plant and equipment held at the date of first time transition i.e. April 1, 2010 at its fair value and use that fair value as its deemed cost at that date. The deemed cost becomes new IFRS cost basis at the date of first time transition. Accordingly, the reconciliation includes a depreciation adjustment resulting from measurement of property, plant and equipment at fair value at the date of first time transition and a change in the valuation of inventory due to the depreciation adjustment.

This difference has resulted in an increase in the equity under IFRS of Rs. 4,901.37 crore and Rs. 5,823.69 crore as at March 31, 2012 and March 31, 2011, respectively and a decrease in the comprehensive income under IFRS of Rs. 922.33 crore and Rs. 1,438.41 crore for the years ended March 31, 2012 and March 31, 2011 respectively.

(f)	Equity method of accounting

Under Indian GAAP, the investment in Cairn India Limited (“CIL”) is accounted as a long-term investment at cost. With effect from December 8, 2011, CIL has become an associate company and accordingly, the Company’s share of profits in CIL, attributable to the period after becoming an associate until March 31, 2012 have been recognized in the consolidated financial statements.

Under IFRS, the original investment in CIL upto December 7, 2011 has been classified as “Available for sale” investment. Accordingly, changes in the fair value have been recognized in “Available for sale” Reserve within equity. With effect from December 8, 2011, CIL has been treated as an associate company and amount recognized in “Available for sale” Reserve has been reclassified from “Available for sale” Reserve to statement of comprehensive income. The excess of the Company’s share of the net fair value of the CIL’s identifiable assets and liabilities over the carrying value of the investment is recognized in the statement of comprehensive income. Further, the Company’s share of profits in CIL, attributable to the period after CIL became an associate until March 31, 2012, has been recognized in the statement of comprehensive income. The difference in the share of the profit of this associate between Indian GAAP and IFRS arises mainly on account of differences in depreciation on property, plant and equipment, gain on foreign exchange fluctuation, gain on fair valuation of mutual fund investments, increase in stock option charge and deferred tax thereon.

These differences have resulted in an increase in the equity under IFRS of Rs. 1,351.91 crore as at March 31, 2012 and an increase in the comprehensive income under IFRS of Rs. 1,351.91 crore for the year ended March 31, 2012.

Historical Audited Consolidated Financial Statements

relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

SESA GOA LIMITED

Notes forming part of the consolidated financial statements as at and for the year ended March 31, 2012

(g)	Proposed dividend

Under Indian GAAP, a liability is recognized in respect of a proposed dividend on the Company’s equity shares, even though the dividend is expected to be approved by the shareholders only subsequent to the reporting date.

Under IFRS, liability for dividend is recognized only when it is approved by shareholders.

This difference has resulted in an increase in the equity under IFRS of Rs. 202.02 crore and Rs. 353.53 crore as at March 31, 2012 and March 31, 2011 respectively. This adjustment does not have any impact on the comprehensive income under IFRS.

(h)	Cash-flow hedges

Under Indian GAAP, the Company has not applied hedge accounting. Accordingly, exchange difference arising on restatement or settlement of foreign currency financial instruments has been charged to the consolidated Statement of Profit and Loss

Under IFRS, the Company has designated certain non-derivative foreign currency financial liabilities as hedging instruments used to hedge the foreign currency risk on future, highly probable, forecasted sales. Accordingly, changes in fair value of non-derivative foreign currency financial liabilities designated as cash flow hedges are recognized directly in equity and reclassified into the consolidated statement of comprehensive income upon the occurrence of the hedged transaction. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges are recognized in the consolidated statement of comprehensive income as they arise.

This adjustment does not have any impact on equity under IFRS. This difference has resulted in an increase in the comprehensive income under IFRS of Rs. 32.22 crore for the year ended March 31, 2012.

(i)	Deferred taxes

Under Indian GAAP, deferred tax expense or benefit is recognized on timing differences being the difference between taxable income and accounting income (Income statement approach) that originate in one period and are capable of reversal in one or more subsequent periods.

Under IFRS, deferred tax is provided using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Further, deferred tax impact for adjustments discussed in Notes (a) to (h) above has also been recorded.

These differences have resulted in decrease in the equity under IFRS of Rs. 1,563.02 crore and Rs. 1,825.49 crore as at March 31, 2012 and March 31, 2011 respectively, an increase in the comprehensive income under IFRS of Rs. 262.47 crore and Rs. 510.10 crore for the years ended March 31, 2012 and March 31, 2011 respectively.

The Company has not recognized any deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries because the Company controls whether the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings was Rs. 1,478.86 crore and Rs. 1,341.54 crore at March 31, 2012 and March 31, 2011, respectively

For and on behalf of the Board of Directors

P. K. Mukherjee	Amit Pradhan	S. L. Bajaj	C. D. Chitnis
Managing Director	Director	Director-Finance	Company Secretary

Place: Panaji—Goa
Date: May 24, 2012

Historical Audited Consolidated Financial Statements
relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

[Deloitte Haskins & Sells]

AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To,

THE BOARD OF DIRECTORS

SESA GOA LIMITED

1.

We have audited the attached Consolidated Balance Sheet of SESA GOA LIMITED and its subsidiaries (“the Group”) as at 31st March, 2012, and also the Consolidated Statement of Profit and Loss and the Consolidated Cash Flow Statement for the year ended on that date, both annexed thereto. The Consolidated Financial Statements are the responsibility of the Company’s management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

2.	We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	We did not audit the financial statements of certain subsidiaries, whose financial statements reflect the Group’s share of total assets of Rs. 644.75 crores as at 31st March 2012 and the Group’s share of total revenues of Rs. 2.26 crores and net cash inflows amounting to Rs. 10.11 crores for the year ended on that date as considered in the Consolidated Financial Statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us

Historical Audited Consolidated Financial Statements
relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

[Deloitte Haskins & Sells]

and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, is based solely on the reports of the other auditors.

4.	We did not audit the financial statements of an associate whose financial statements reflect the Group’s share of profit of Rs. 587.73 crores for the period 8th December, 2011 (being the date after the date of that entity becoming an associate) to 31st March, 2012, as considered in the Consolidated Financial Statements. The financial statements of the associate for the period from 1st January, 2012 to 31st March 2012 have been audited by other auditors and adjusted for significant transactions of that associate for the period from 8th December 2011 to 31st December 2011, as made by management of the Company. Our opinion, in so far as it relates to the amounts included in respect of this associate, is based solely on the report of the other auditors furnished to us and the adjustments made by the management as aforesaid.

5.	We report that the Consolidated Financial Statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) – 21 ‘Consolidated Financial Statements’ and Accounting Standard (AS) – 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ as notified under the Companies (Accounting Standards) Rules, 2006.

6.	Based on our audit and on consideration of the reports of other auditors on separate financial statements and on other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a)	In case of the Consolidated Balance Sheet, of the state of affairs of the Group as at 31st March, 2012;

Historical Audited Consolidated Financial Statements
relating to Sesa Goa Limited for the years ended 31 March 2011 and 2012

[Deloitte Haskins & Sells]

b)	In case of the Consolidated Statement of Profit and Loss, of the profit for the year ended on that date; and

c)	In case of the Consolidated Cash Flow Statement, of the cash flows for the year then ended on that date.

7.	Accounting principles generally accepted in India vary in certain significant respects from accounting principles of the International Financial Reporting Standards as issued by the International Accounting Standards Board. The application of the latter would have affected the determination of profits for each of the two years ended March 31, 2012 and the determination of equity at March 31, 2012 and 2011, to the extent summarized in Note 45 to the Consolidated Financial Statements.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

Rajesh K Hiranandani

Partner

Membership No. 36920

MUMBAI, 24th May, 2012

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Balance Sheet as at 31 March 2012

			( Rs in crore)
Particulars		Note No.	As at 31 March 2012	As at 31 March 2011
A	EQUITY AND LIABILITIES

1	Shareholders’ funds
	(a) Share capital	3	270.93	170.93
	(b) Reserves and surplus	4	512.11	645.62

2	Non-current liabilities
	(a) Long-term borrowings	5	17,222.62	7,378.57
	(b) Other Long term liabilities	6	361.36	256.96
	(c) Long-term provisions	7	5.45	2.58

3	Current liabilities
	(a) Short-term borrowings	8	7,661.15	14,777.40
	(b) Trade payables		239.25	214.55
	(c) Other current liabilities	9	5,839.71	6,782.21
	(d) Short-term provisions	10	18.10	14.85

	TOTAL		32,130.68	30,243.67

B	ASSETS

1	Non-current assets
	(a) Fixed assets	11
	(i) Tangible assets		12,694.41	12,724.56
	(ii) Intangible assets		3.83	0.26
	(iii) Capital work-in-progress		15,237.93	13,627.13
	(b) Non-current investments	12	200.70	46.00
	(c) Long-term loans and advances	13	661.07	1,237.85

2	Current assets
	(a) Current investments	14	188.82	424.26
	(b) Inventories	15	1,296.41	842.21
	(c) Trade receivables	16	295.35	299.32
	(d) Cash and cash equivalents	17	243.70	95.15
	(e) Short-term loans and advances	18	1,288.02	911.23
	(f) Other current assets	19	20.44	35.70

	TOTAL		32,130.68	30,243.67

See accompanying notes forming part of the financial statements		1 to 26.24

In terms of our report attached

For Deloitte Haskins & Sells Chartered Accountants	For Vedanta Aluminium Limited

Khurshed Pastakia Partner Place: Mumbai Date : May , 2012	S K Roongta Managing Director	Pramod Suri Whole Time Director

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Statement of Profit and Loss for the year ended 31 March 2012

			( Rs in crore)
Particulars		Note No.	For the year ended 31 March 2012	For the year ended 31 March 2011
A	CONTINUING OPERATIONS

I.	Revenue from operations	20	82.74	341.42
II.	Other income	21	6.84	23.16

III.	Total Revenue (I + II)		89.58	364.58

IV.	Expenses:
	Cost of materials consumed	22	67.14	169.09
	Employee benefits expense	23	2.35	4.01
	Finance costs	24	97.82	72.52
	Mark-to-market loss / (gain) on derivatives		12.49	(20.72)
	Depreciation and amortization expense		9.43	29.60
	Other expenses	25	56.72	42.39

	Total expenses		245.95	296.89

V.	Profit / (Loss) before exceptional and extraordinary items and tax (III-IV)		(156.37)	67.69

VI.	Exceptional items		—	—

VII.	Profit / (Loss) before extraordinary items and tax (V - VI)		(156.37)	67.69

VIII.	Extraordinary Items		—	—

IX.	Profit / (Loss) before tax (VII- VIII)		(156.37)	67.69

X	Tax expense:
	(1) Current tax		—	—
	(2) Deferred tax		—	—

XI	Profit / (Loss) for the period from continuing operations (IX-X)		(156.37)	67.69

B	DISCONTINUING OPERATIONS

XII	Loss from discontinuing operations (before tax)	26.22	(2,461.51)	(1,008.53)

XIII	Tax expense of discontinuing operations	26.22
	- MAT Credit Reversal / (Entitlement)		—	18.37

XIV	Loss from discontinuing operations (after tax) (XII-XIII)		(2,461.51)	(1,026.90)

C	TOTAL OPERATIONS

XV	Loss for the period (XI + XIV)		(2,617.88)	(959.21)

XVI	Earnings per equity share:	26.21
	(a) Basic
	(i) Continuing operations		(1.83)	0.79
	(ii) Total operations		(30.63)	(11.22)
	(b) Diluted
	(i) Continuing operations		(1.83)	0.79
	(ii) Total operations		(30.63)	(11.22)

See accompanying notes forming part of the financial statements		1 to 26.24

In terms of our report attached

For Deloitte Haskins & Sells Chartered Accountants	For Vedanta Aluminium Limited

Khurshed Pastakia Partner Place: Mumbai Date : May , 2012	S K Roongta Managing Director	Pramod Suri Whole Time Director

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Cash Flow Statement

		Rs. in Crore
		For the year ended 31 March
		2012	2011
A.	Cash Flow From Operating Activities
	Loss before tax	(2,617.88)	(940.84)
	Adjusted for:
	Depreciation and amortization expense	799.55	758.32
	Provision for Bad and Doubtful Debts	14.24	18.52
	Provision for Non-moving Inventory	0.90	3.15
	Interest Expense	1,648.91	1,086.81
	Premium on Redemption of Preferences shares	2.22	—
	Interest Income	(1.13)	(1.18)
	Mark to Market Gain on Derivatives	(19.23)	(184.91)
	Net gain on sale of current investments	(15.82)	(12.50)
	Gain on mark to market of Investments	(0.37)	(0.72)
	Foreign Exchange (Gains) / Losses	637.96	(16.55)
	Amortization of Upfront Fees	28.36	8.07
	Loss on Sale of Asset	15.06	—
	Unrealised Gain on Commodity Hedging	(4.83)	—

	Operating Profit before Working Capital Changes	487.94	718.17
	Adjusted for:
	-Decrease/(Increase) in Inventories	(455.10)	(129.92)
	-Decrease/(Increase) in Trade receivables	(7.53)	(69.90)
	-Decrease/(Increase) in Current and Non-current Loans and Advances and Other Current Assets	364.93	161.47
	-(Decrease)/Increase in Current and Non-current Liabilities and Provisions	(145.25)	(184.84)

	Cash generated from Operations	244.99	494.98
	Taxes paid	(13.63)	(7.76)

	Net Cash Flow from Operating Activities (A)	231.36	487.22

B.	Cash Flow from Investing activities
	Sale of Investments	9,697.42	12,071.19
	Purchase of Investments	(9,446.08)	(12,390.25)
	Proceeds from maturity of fixed deposit held for more than 3 months	7.79	12.64
	Investment in Equity Shares of Associate	(200.70)	—
	Interest on Deposits/Investments	1.13	1.18
	Purchase of Fixed Assets including capital work in progress and pre-operative expenses	(1,246.95)	(2,911.98)
	Sale of Fixed Assets	37.48	—

	Net Cash Flow from Investing Activities (B)	(1,149.91)	(3,217.22)

C.	Cash Flow from Financing Activities
	Proceeds from borrowings	8,963.81	13,662.08
	Repayment of borrowings	(5,819.77)	(9,292.20)
	Interest paid	(2,069.61)	(1,574.66)
	Rollover Charges and Swap Cost paid on Derivatives	0.51	(88.78)

	Net Cash Flow from Financing Activities (C)	1,074.94	2,706.44

	Net Increase / (Decrease) in Cash and cash equivalents	156.39	(23.56)

	Cash and cash equivalents at beginning of year	87.10	110.66
	Cash and cash equivalents at close of year	243.49	87.10

Notes:-

1.	The above Cash Flow Statement has been prepared under the ‘Indirect Method’ as set out in Accounting Standard -3 ‘Cash Flow Statement’.

2.	Cash and cash equivalents consist of cash in hand, balances with banks and fixed deposits with banks with maturity period of three months or less from the date of acquisition. Fixed deposits of Rs.0.21 crores (2011: Rs. 8 Crores) with maturity period of more than three months are not treated as Cash and cash equivalents.

3.	Realised foreign exchange loss of Rs. 120.04 Crores (2011: Gain Rs. 3.89 Crores) on repayment of borrowings have been classified as Financing Activity.

4.	The Cash Flow Statement reflects the combined cash flows pertaining to continuing and discounting operations.

In terms of our report attached

For Deloitte Haskins & Sells	For Vedanta Aluminium Limited
Chartered Accountants

Khurshed Pastakia	S K Roongta	Pramod Suri
Partner	Managing Director	Whole Time Director
Place: Mumbai
Date : May , 2012

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

1.	Company Overview:

Vedanta Aluminium Limited (VAL) (“entity” or “company”) is in primary production of Aluminium at Jharsuguda, Orissa. To suffice Alumina requirement of smelter plant, entity has set up Alumina refinery at Lanjigarh, Orissa. VAL has commissioned Aluminium smelter plant of 5 Lac tpa together with an associated 1215 MW coal based captive power plant. VAL has also commissioned 1.4 mn tpa Alumina refinery at Lanjigarh together with an associated 90 MW co-gen Power Plant. The refinery capacity will be enhanced to 2mn tpa with debottlenecking project which is under construction.

VAL is also setting up 1.25 mn tpa Aluminium Smelter at Jharsuguda and 3 mn tpa Alumina Refinery at Lanjigarh which is under construction.

In addition, VAL has also invested in Port Business for smooth Alumina loading/unloading operation acquired through Allied Port Services Private Limited (APSPL), a wholly subsidiary. In current year, APSPL has been merged with the entity.

2.	Significant Accounting Policies:

(a)	Basis of Accounting:

The Financial Statements are prepared as a going-concern under historical cost convention on an accrual basis and in accordance with the Companies Act, 1956 except those items covered under “Accounting Standard—30” on “Financial instruments : Recognition and Measurement” which have been measured at their fair value . Accounting policies not stated explicitly otherwise are consistent with generally accepted accounting principles.

(b)	Use of Estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Difference between the actual results and estimates are recognized in the periods in which the results are known/materialize.

(c)	Fixed Assets:

Fixed assets are stated at cost of acquisition/construction (exclusive of available Central and State VAT credit) less accumulated depreciation/amortization and impairment loss. Costs include non-refundable taxes and duties, borrowing costs and other expenses incidental to acquisition.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

Pursuant to Companies (Accounting Standards) Amendment Rules, 2009 the Company has exercised the option and therefore in respect of accounting periods commencing on or after December 7, 2006, exchange differences arising on reporting of the long term foreign currency monetary items at rates different from those at which they were initially recorded during the period, or reported in the previous financial statements are added to or deducted from the cost of the asset and are depreciated over the balance useful life of the asset, if these monetary items pertain to the acquisition of a depreciable fixed asset.

(d)	Expenditure During Construction Period:

All costs attributable to the construction of project or incurred in relation to the project under construction net of income during the construction/pre-production period, are aggregated under Expenditure During Construction Period to be allocated to individual identified assets on completion.

(e)	Borrowing Cost:

Net borrowing costs are generally expensed as incurred except where it relates to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when the asset is ready for its intended use. Net borrowing costs in such cases constitute actual borrowing costs less any income on temporary investments of those borrowings.

(f)	Depreciation:

The carrying amounts of the tangible fixed assets are depreciated to their estimated residual value over the estimated useful lives of the assets using Straight Line Method subject to the minimum rates specified in Schedule XIV to the Companies Act, 1956. Depreciation on additions to / deletions from fixed assets is provided on pro-rata basis from / upto the date of such addition / deletion as the case may be. Depreciation on additions to assets due to exchange variation is provided over the remaining useful lives of the assets. Assets costing Rs. 5000/- or less individually are depreciated fully in the year in which they are put to use. Useful lives considered for the purpose of depreciation rates are as follows:

Buildings (Other than Factory Buildings)	5-40 years
Factory Buildings	30 years
Railway Sidings	10-20 years
Plant and Machinery	3-21 years
Office Equipment	5 years
Furniture and Fittings	5 years
Computer Software	3-6 years

Leasehold lands are amortized over the operating period of the lease.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

(g)	Intangible Assets:

Intangible assets other than goodwill are recognized if such assets are identifiable non-monetary assets, they represent resources controlled by the Company as a result of past events, such assets are held for use through which future economic benefits are expected to flow to the Company and their costs can be reasonably measured. Intangible assets are stated at cost of acquisition less accumulated amortization. Intangible assets are amortized over their useful economic lives on a straight line basis not usually exceeding 10 years from the date when the asset is available for use.

(h)	Impairment of Assets:

The carrying amounts of assets are reviewed at each balance sheet date if there is any indication of impairment based on internal / external factors. An impairment loss is recognized in Profit and Loss Account wherever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is higher of the assets’ net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using weighted average cost of capital. The impairment loss recognized in prior accounting years is reversed if there has been change in the estimate of recoverable amount.

(i)	Investments:

Investments are classified as Investments in Subsidiaries, Associates, Available for Sale and Held for Trading within the meaning of ‘Accounting Standard – 30, Financial Instruments: Recognition and Measurement’ read with limited revision made to ‘Accounting Standard – 21, Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements’ and ‘Accounting Standard – 23, Accounting for Investments in Associates’.

Investments in Subsidiaries and Associates are valued at cost less any provision for impairment. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Investments classified as Available for Sale are initially recorded at cost and then re- measured at subsequent reporting dates to fair value. Unrealized gains and losses on such investments are recognized directly in equity. On disposal or impairment of the investments, the gains and losses in equity are recycled to the Profit and Loss Account.

Investments classified as Held for Trading that have a market price are measured at fair value and gains and losses arising on account of fair valuation are taken to Profit and Loss Account. Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are carried at cost.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

(j)	Inventories:

Inventories are valued at lower of cost and net realizable value except for scrap and by-product which are valued at net realizable value.

Cost of inventories includes material cost, cost of conversion and an appropriate proportion of overheads.

Cost of inventories is determined on Weighted Average basis. Net realizable value is the estimated selling price in the ordinary course of business less estimated cost of completion and cost to make the sale.

(k)	Revenue Recognition:

Revenue is recognized only when it can be reliably measured and it is reasonable to expect ultimate collection.

Sale of Goods:

Revenue is recognized when the significant risks and rewards of ownership of goods have passed to the buyer. Turnover includes sale of goods, services, by-product, export incentives and are net of VAT, rebates and discounts. Excise duty deducted from gross turnover is the amount of excise duty that is included in the amount of turnover and not the entire amount of liability arising during the year.

Export Benefits:

Export benefits under duty entitlement passbook scheme are accrued whenever ascertainable on the basis of exports made during the year.

Interest:

Interest is recognized on a time proportion basis taking into account the amount outstanding and the rate applicable.

(l)	Foreign Currency Transactions:

Initial Recognition:

Foreign currency transactions are recorded in the reporting currency, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction.

Subsequent Recognition:

Foreign currency monetary items are reported using the exchange rates prevailing at the reporting date. Non-monetary items which are carried in terms of historical cost denominated in foreign currency are reported using the exchange rate at the date of the transaction and non-monetary items which are carried at fair value or other similar valuation denominated in foreign currency are reported using the exchange rates that existed when the values were determined.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

Exchange Differences:

Exchange differences arising on settlement or translation of monetary items are recognized as income or expense in Profit and Loss Account except in respect of long term foreign currency monetary items, which are not covered by ‘Accounting Standard – 30, Financial Instruments: Recognition and Measurement’, relatable to the acquisition of depreciable capital assets. Exchange Differences on such items are added to / deducted from cost of depreciable capital assets. In respect of other long term monetary items exchange differences are accumulated in a Foreign Currency Monetary Item Translation Difference Account and amortized over the balance period of such long term monetary items but not beyond March 31, 2020.

(m)	Employee Benefits:

Short Term:

Short term employee benefits are recognized as an expense at the undiscounted amount expected to be paid in the Profit and Loss Account of the year in which the related service is rendered.

Long Term:

Retirement benefits in the form of Provident Fund and Superannuation Fund are a defined contribution scheme and the contributions are charged to the Profit and Loss Account when the contributions to the respective funds are due.

Retirement benefits in the form of Gratuity are defined benefit obligations and are provided for on the basis of an actuarial valuation carried out using the projected unit credit method.

Liability for compensated absences is determined on the basis of an actuarial valuation carried out using the projected unit credit method.

Actuarial gains/losses are immediately taken to Profit and Loss Account and are not deferred.

(n)	Taxes on Income:

Tax expense comprises of current tax and deferred tax. Current tax is measured at the amount expected to be paid to the tax authorities in accordance with the Indian Income Tax Act. Deferred tax reflects the impact of current year timing differences between taxable income and accounting income for the year and reversal of timing differences of earlier years.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

Deferred tax is measured using the tax rates and the tax laws enacted or substantially enacted at the balance sheet date. Deferred tax assets are recognized only to the extent that there is reasonably certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized. In situation where the Company has unabsorbed depreciation or carry forward tax losses, the deferred tax assets are recognized only if there is virtual certainty supported by convincing evidence that they can be realized against future taxable profits.

At each balance sheet date the Company re-assesses the unrecognized deferred tax assets. It recognizes unrecognized deferred tax assets to the extent that it has become reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which such deferred tax assets can be realized.

(o)	Provisions, Contingent Liabilities and Contingent Assets:

A provision is recognized when the Company has a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions are not discounted to its present value and are determined based on best estimate required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best estimates.

A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is neither recognized nor disclosed.

(p)	Derivative Financial Instruments:

In order to hedge its exposure to foreign exchange, the Company enters into forward and other derivative financial instruments. The Company does not hold any derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Profit and Loss Account. The hedged item is recorded at fair value and any gain or loss is recorded in the Profit and Loss Account and is offset by the gain or loss from the changes in fair valuation of hedging instrument.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and are determined to be an effective hedge are recognized in equity in the hedging reserve account. The gain or loss relating to the ineffective portion is recognized in the Profit and Loss Account. Amounts accumulated in the equity are recycled to the Profit and Loss Account in the periods when the hedged item affects profit and loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, or a forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated gains and losses that were recognized directly in equity are removed and are included in the initial cost or other carrying amount of the asset or liability.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the Balance Sheet date and gains or losses are recognized in the Profit and Loss Account immediately.

The Company also designates certain non-derivative financial instruments as hedging instrument for hedging foreign currency risk.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the Profit and Loss Account.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealized gains or losses recognized in the Profit and Loss Account.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 3—Share capital

Particulars	As at 31 March 2012		As at 31 March 2011
	Number	Rs. In crore	Number	Rs. In crore
(a) Authorised

880,000,000 (2011: 1,500,000,000) equity shares of Rs. 2 each (includes 5,000,000 Equity shares of Rs. 2 each on account of Merger of Allied Port Services Private Limited)	880,000,000	176.00	1,500,000,000	300.00

1,250,000 Preference shares of Rs. 1000 each	1,250,000	125.00	—	—

On 29 March 2012, the Company held an extra ordinary general meeting and resolved to reorganize its existing equity authorized share capital by dividing into equity and preference authorized share capital as disclosed above

Issued, Subscribed and fully Paid up

854,656,250 (2011: 854,656,250) equity shares of Rs. 2 each, fully paid	854,656,250	170.93	854,656,250	170.93
1,000,000 (2011: NIL) 9% Redeemable Cumulative Preference shares of Rs. 1000 each, fully paid	1,000,000	100.00	—	—

Total	855,656,250	270.93	854,656,250	170.93

i)	Reconciliation of the number of shares and amount outstanding at the beginning and at the end of the reporting period:

a) Particulars	Equity Shares		Preference Shares
	Number	Rs. In crore	Number	Rs. In crore
Shares outstanding as on 1 April 2011	854,656,250	170.93	—	—
Shares Issued during the year	—	—	1,000,000	100.00
Shares outstanding as on 31 March 2012	854,656,250	170.93	1,000,000	100.00

b)	Details of shares held by the holding company, the ultimate holding company, their subsidiaries and associates:

(i) The ultimate holding company Vedanta Resources Plc, United Kingdom does not hold any equity shares in the Company.

(ii) Of the above, 560,423,560 equity shares of Rs. 2 each, were allotted as fully paid up bonus shares by capitalization of Securities Premium on 15 February 2010.

(iii) 1,000,000 9% Reedemable Cumulative Preference Shares of Rs. 1000 each were issued to Sterlite Industries (India) Limited on 28 March 2012 at a premium of Rs 29000 per share by conversion of Inter-corporate Deposit of Rs 3000 crore and repayable with a maturity period of 10 years ending on 28 March 2022 at a premium of Rs. 39,650/- per share.

ii)	Details of shares held by each shareholder holding more than 5% shares:

(a)	Equity Shares

Name of Shareholder	As at 31 March 2012		As at 31 March 2011
	No. of Shares held	% of Holding	No. of Shares held	% of Holding
Twinstar Holdings Limited	388,860,652	45.50	388,860,652	45.50
Welter Trading Limited	213,675,471	25.00	213,675,471	25.00
Sterlite Industries (India) Limited	252,120,037	29.50	252,120,037	29.50

TOTAL	854,656,160	100	854,656,160	100

(b)	Preference Shares

	As at 31 March 2012		As at 31 March 2011
Name of Shareholder	No. of Shares held	% of Holding	No. of Shares held	% of Holding
Sterlite Industries (India) Limited	1,000,000	100.00	—	—

TOTAL	1,000,000	100.00	—	—

iii)	Shares alloted as fully paid up by way of Bonus Shares (during 5 years immediately preceding the Balance Sheet date:

Particulars	Aggregate No. of Shares
	As at 31 March 2012	As at 31 March 2011
Equity Shares:
Fully paid up by way of bonus shares	560,423,560	560,423,560

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 4—Reserves and surplus

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
a. Securities Premium Account
Opening Balance	1783.53	1783.53

(+) Securities premium on issue of 9% Redeemable Cumulative Preference Shares	2900.00	—

Closing Balance	4683.53	1783.53

b. Debenture Redemption Reserve	—	—

Balance as at the beginning and at the end of the year	199.85	199.85

c. General Reserve
Opening Balance	—	—
(+) Current Year Transfer (Adjustment on Merger of wholly owned subsidiary Allied Port Services Private Limited (APSPL)—Refer Note 26.16)	12.13	—

Closing Balance	12.13	—

d. Hedging Reserve
Opening Balance	158.00	158.00
(+) Movement for the year	(420.16)	—

Closing Balance	(262.16)	158.00

e. Surplus / (Deficit) in Statement of Profit and Loss
Balance as at the beginning of the year	(1495.76)	(536.55)
(+) On Merger of Subsidiary APSPL (Refer Note 26.16)	(7.60)	—
(+) Profit / (Loss) for the year	(2617.88)	(959.21)

Closing Balance as at the year end	(4121.24)	(1495.76)

Total	512.11	645.62

Note 5—Non-current liabilities—Long term borrowings (Refer Note 5.1 for Long term borrowings for details of security, guarantee and repayment terms etc.)

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Secured
(a) Debentures:
11.5% Non Convertible Debentures placed with Life Insurance Corporation of India	400.00	400.00

(b) Term loans:
State Bank of India Consortium Loans	10234.92	—
HDFC Bank	—	100.00
Buyers Credit from Banks	3256.96	3718.70
External Commercial Borrowings from Axis Bank	2557.83	—

	16449.71	4218.70

Unsecured

(c) Term loans
ICICI Consortium Loans	498.33	993.56

Buyer’s Credit from Banks	84.41	77.05

(d) Loans and advances from related parties
ECB from Welter Trading Limited	618.06	2767.36
ECB from Vedanta Resource Holdings Limited	1472.13	1273.97
Loans from Sesa Goa Limited	—	1000.00
Loans from Sterlite Industries (India) Limited	789.00	889.00

(e) Foreign currency loans from banks: External Commercial Borrowings from ICICI Bank	454.30	437.69

	3916.23	7438.63

Less: Current Maturities of Long Term Debt [Refer Note 9 (a)]	(3143.32)	(4278.76)

Total	17222.62	7378.57

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 5.1—Non current liabilities—Long term borrowings

Serial No.	Nature of Security	Terms of Repayment
Nature of Security and terms of repayment for secured borrowings:
1	Debentures:
	Debentures of Rs. 400 crore (2011: Rs. 400 crore) are secured by first pari passu charge in favour of Debenture Trustees on the immovable properties situated at Mauje Ishwarpura, Taluka Kadi, District Mehsana, Gujarat and in the District of Kalahandi, Orissa. The Debentures are further secured by first pari passu charge over the fixed assets of the company pertaining to to 1MTPA Lanjigarh Alumina Refinery.	The Debentures are redeemable in three equal instalments payable at the end of 5th, 6th and 7th year from the deemed date of allotment with the earliest date of redemption being 22nd October, 2013 with rate of Interest of 11.5% p.a.

2	State Bank of India Consortium Loans:

State bank of India loans of Rs. 10,234.92 crore (2011: Rs. 4,950 crore*) is secured by a first priority charge by way of hypothecation of all present and future unencumbered and encumbered movable fixed asset for the Project (including but not limited to Plant and Machinery, Machinery Spares, tools and accessories, base stock funded by the Rupee Facility of the Project. A First Charge by way of mortgage on all present and future immovable fixed asset (including leasehold land, if any) acquired or to be acquired for the project. A First Charge on the DSRA and all monies lying to the credit of such amount from time to time. A second charge on current assets of the company for the project. Also backed by a Corporate Guarantee by Vedanta Resources Plc.

* In previous year this loan was classfied under short term borrowings and converted into long term borrowings during the current year.

The current rate of Interest for this loan from SBI is 12.25% bearing a interest reset clause every year and next interest reset is due on 5th April 2012. The said loan is repayable in 30 consecutive quarterly instalments of fixed amounts for certain quarters as per the following schedule of repayments:

(a) Quarterly instalments of Rs. 51.17 crore starting from the quarter ending 31 December 2013 and ends with quarter ending on 30th June 2014.

(b) Quarterly instalments of Rs. 76.76 crore starting from the quarter ending 30th September 2014 and ends with quarter ending on 31 December 2014.

(c) Quarterly instalments of Rs. 153.52 crore starting from the quarter ending 31 March 2015 and ends with quarter ending on 31 December 2015.

(d) Quarterly instalments of Rs. 255.87 crore starting from the quarter ending 31 March 2016 and ends with quarter ending on 31 December 2016.

(e) Quarterly instalments of Rs. 358.22 crore starting from the quarter ending 31 March 2017 and ends with quarter ending on 31 December 2017.

(f) Quarterly instalments of Rs. 434.98 starting from the quarter ending 31 March 2018 and ends with quarter ending on 31 December 2018.

(g) Quarterly instalments of Rs. 537.33 crore starting from the quarter ending 31 March 2019 and ends with quarter ending on 31 December 2019.

(h) Quarterly instalments of Rs. 588.51 crore starting from the quarter ending 31 March 2020 and ends with quarter ending on 31 December 2020.

(i) Last Instalment of Rs 614.10 crore ends on 31 March 2021.

3	HDFC Bank
	Loan from HDFC Bank of Rs. 100 crore (2011: Rs. 100 crore) was Secured by first charge over the moveable Plant and Machinery, both present and future, installed at Lanjigarh Refinery. The facility is further secured by Second charge by way of hypothecation of the Company’s entire stock and book debt both present and future. Board resolution backed Letter of comfort from Vedanta Resources Plc.	The rate of interest for HDFC Loan was 8.13% and was repaid on 20th June 2011.

4	Buyer’s credit from Banks
	Buyer’s credit from bank of Rs. 3,256.96 crore (2011: Rs. 3,718.70 crore) is secured by Unconditional and Irrecovable Corporate Guarantee from Sterlite Industries (India) Limited. Exclusive charge on the assets of the company imported under facility. First charge on Company’s current assets on pari passu basis.	The rate of interest and other terms of repayment for these buyer’s credit are based on the agreement with the respective banks and the nature of such buyer’s credit.

5	External Commercial Borrowings (ECB) from Axis Bank
External Commercial Borrowings from Axis Bank of Rs. 2,557.83 crore (2011: NIL) is secured by all present and future movable asset including its movable plant and machinery, equipment, machinery, spare tools and accessories and other moveable whether installed or not and all replacements thereof and additions thereof whether by way of substitution, addition, replacement, conversion or otherwise howsoever together with all benefits, rights and incidental attached thereto which are now owned or to be owned in the future by the borrower. Also Backed by Guarantee of Vedanta Resources Plc.

The current rate of interest for Axis Bank is 4.5825% (Libor+400 bps) with quarterly reset. The next interest reset is due on 9th April 2012. The said ECB is payable in 3 yearly instalments as under:

(a) $ 200 million (equivalent Rs. 1023.13 crore) due on 21st April 2015.

(b) $ 200 million (equivalent Rs. 1023.13 crore) due on 21st April 2016.

(c) $ 100 million (equivalent Rs. 511.57 crore) due on 21st April 2017.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Nature of Security and terms of repayment for unsecured borrowings:

6	ICICI Consortium Loans
ICICI Consortium loans of Rs. 498.33 crore (2011:Rs. 993.56 crore) is having negative lien on assets of Jharsuguda Project, both present and future. Irrevocable and unconditional Corporate Guarantee covering all payment obligations from Sterlite Industries (India) Limited).

The said loan is repayable in 5 quarterly instalments of Rs. 99.67 crore starting from 15th April 2012 and ending on 15th April 2013. The said loan is divided into a consortium of 5 banks, namely - ICICI Bank, Bank of Maharashtra, Corporation Bank, Indian Bank and IndusInd Bank.

The current rate of interest (#) for the respective banks is given below:

(a) ICICI Bank - 12.25% (monthly instalment of Rs 12.5 crore)

(b) Corporation Bank - 11.10% (monthly instalment of Rs 25 crore)

(c) Indian Bank - 11.75% (monthly instalment of Rs 31.25 crore)

(d) IndusInd Bank - 10.60% (monthly instalment of Rs 31.25 crore)

# (with yearly reset of interest on 15th April every year)

(e) Bank of Maharashtra loan of Rs. 175 crore bearing interest rate of 16.45% was prepaid on 15th October 2011.

7	Buyer’s Credit from Banks
	Buyer’s credit from banks of Rs. 84.41 crore (2011: Rs.77.05 crore) is secured by exclusive charge on the assets of the company imported under facility. First charge on fixed assets of the Company’s on pari passu basis. Backed by Letter of Comfort from Vedanta Resources Plc. Unconditional and irrecovable Corporate Guarantee from Sterlite Industries (India) Limited.	The rate of interest and other terms of repayment for these buyer’s credit are based on the agreement with the respective banks and the nature of such buyer’s credit.

8	Loans and advances from related parties
	Unsecured ECB from Welter Trading Limited of Rs. 618.06 crore (2011: Rs. 2,767.36 crore).	Applicable rate of interest on loan of JPY 9900 million (equivalent Rs. 618.06 crore) is 9.03% having final maturity on 7th January 2014. During the current year loan of $ 500 million (equivalent Rs. 2,557.83 crore) was transferred to Axis Bank, Hongkong and included in serial no. 5 above.

	Unsecured ECB from Vedanta Resource Holdings Limited of Rs. 1,472.13 crore (2011:Rs. 1,273.97 crore).	Applicable rate of interest on loan of JPY 23580.5 millon (equivalent Rs. 1472.13 crore) is 5.94% having maturity on 11th November 2015.

	Unsecured Loan from Sesa Goa Limited of Rs. 1,000 crore (2011:Rs. 1,000 crore) was repaid on 13th April 2011.	Applicable rate of interest was 11%.

	Unsecured Loan from Sterlite Industries India Limited of Rs. 789 crore (2011: Rs. 889 crore).	Repayable in 31 equal quarterly instalment of Rs. 25 crore starting from 30th June 2012 and ending on 31 December 2019. Last instalment of Rs. 14 crore due on 31 March 2020. Current rate of interest is 8% (Bank rate+2%).

9	External Commercial Borrowings from ICICI Bank
ECB ICICI Bank of Rs. 454.30 crore (2011: Rs. 437.69 crore) is having Negative lien on Assets of Jharsuguda Project, both present and future. Irrevocable and unconditional Corporate Guarantee covering all payment obligations from Sterlite Industries (India) Limited.

Current rate of interest is 3.17% (Libor+240 bps) with half-yearly reset. Loan is repayable in half-yearly instalments as under:

(a) $10 million (equivalent Rs. 50.48 crore) each due on 5th August 2012 and 5th February, 2013.

(b) $20 million (equivalent Rs.100.96 crore) due on 5th August 2013.

(c) $25 million (equivalent Rs. 126.20 crore) each due on 5th February 2014 and 5th August 2014.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 6—Non-current liabilities—Other Long term liabilities

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Others:
(i) Payables on purchase of fixed assets	285.94	254.77
(ii) Financial Liabilities - Derivatives	75.42	2.19

Total	361.36	256.96

Note 7—Non-current liabilities—Long term provisions

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
(i) Provision for employee benefits*	3.23	2.58
(ii) Provision for Premium on Redemption of Preference Shares	2.22	—

Total	5.45	2.58

*	Provision for employee benefits is on account of non current portion of Leave Encashment.

Note 8—Current liabilities—Short term borrowings (Refer Note 8.1 for Long term borrowings for details of security, guarantee and repayment terms etc.)

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Secured

(a) Working Capital Loan	290.00	275.00

(b) Buyers credit from banks	1606.25	1003.90

(c) Other loans and advances:
Loans from Banks:
State Bank of India	—	4950.00
YES Bank	—	750.00
Bank of Baroda	—	748.50
Cash Credit facility from State Bank of India	2.54	—

	1898.79	7727.40

Unsecured
(a) Loans and advances from related parties
Loans from Sterlite Industries (India) Limited	5521.00	7050.00
Loan from Sterlite Opportunities and Ventures Limited	241.36	—

	5762.36	7050.00

Total	7661.15	14777.40

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 8.1—Current liabilities—Short term borrowings

Serial No.	Nature of Security	Terms of Repayment
Nature of Security and terms of repayment for secured short term borrowings:

1	Working Capital Loan
Working Capital loan of Rs. 290 crore (2011: Rs. 275 crore) is Secured by way of Hypothecation of entire current assets of the company, both present and future, comprising stock of Raw Materials, Work in Progress, Stock in Transit, Consumables, Stores, Spares and Receivables. The facility is further secured by second charge over the fixed assets of the Company

Working Capital loan is drawn from State bank of India. Loan of Rs. 290 crore is repayable in various instalments in April 2012 as under:

(i) Rs. 15 crore due on 6th April 2012

(ii) Rs. 85 crore due on 10th April 2012

(iii) Rs. 25 crore due on 14th April 2012

(iv) Rs. 50 crore due on 15h April 2012

(v) Rs. 100 crore due on 19th April 2012

(vi) Rs. 15 crore due on 26th April 2012

2	Buyer’s Credit from Banks
	Buyer’s credit of Rs. 1,606.25 crore (2011: 1,003.90 crore) is secured by unconditional and irrecovable Corporate Guarantee from Sterlite Industries (India) Limited. Exclusive charge on the assets of the company imported under facility. First charge on fixed assets of the Company’s on pari passu basis.	The rate of interest and other terms of repayment for these buyer’s credit are based on the agreement with the respective banks and the nature of such buyer’s credit.

3	Yes Bank
	Loan from Yes Bank of Rs. 750 crore (2011: Rs. 750 crore) was secured by subservient charge on all current and movable fixed assets of the company	The applicable rate of interest was 11.5% and was repaid in 30th June 2011.

4	Bank of Baroda
	Bank of Baroda loan of Rs. 748.50 crore (2011: Rs.748.50 crore) was converted into SBI Consortium loan on 28th February 2012. The loan was secured by a first charge by way of hypothecation of all present and future movable fixed assets for the Lanjigarh 1MTPA Refinery and Jharsuguda Smelter Project (unencumbered). The facility was further secured by way of Corporate Guarantee from Vedanta Resources Plc.	The applicable rate of interest was 11.75%.

5	Cash Credit facility from State Bank of India
Cash Credit from State Bank of India of Rs. 2.54 crore (2011: NIL) is secured by hypothecation of entire current assets of the company, both present and future, comprising stock of Raw Materials, Work-in-Progress, Stock-in-Transit, Consumables, Stores, Spares, Receivables. 2nd Charge over the fixed Assets of the company.

Nature of Security and terms of repayment for unsecured Short term borrowings:

6	Loans and advances from related parties
(i)	Unsecured Loans from Sterlite Industries (India) Limited of Rs. 5,521 crore (2011: Rs. 7,050 crore).	Loan is repayable in various tranches starting from 6th April 2012 and ending on 23rd February 2013. The rate of interest varies from 10.25% to 10.50%. During the current year, Loan of Rs. 3000 crore was converted into 9% Redeemable Cumulative Preference Shares issued to Sterlite Industries (India) Limited.

(ii)	Unsecured Loan from Sterlite Opportunities and Ventures Limited of Rs. 241.36 crore (2011: NIL).	Loan is repayable after a period of 1 year maturing on 29th October 2012. The current rate of interest is 10.25%.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 9—Current liabilities—Other current liabilities

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
(a) Current maturities of long-term debt (Refer Note (i) below)	3143.32	4278.76
(b) Interest accrued but not due on borrowings	496.63	163.92
(c) Interest accrued and due on borrowings	—	102.16
(d) Due to Related Parties	93.10	18.86
(e) Deposits from Dealers and Agents	7.76	2.85
(f) Debtors Credit Balance	24.79	18.38
(g) Other payables:
(i) Financial Liabilities—Derivatives	44.88	0.28
(ii) Statutory remittances (Contributions to PF and ESIC, Withholding Taxes, Excise Duty, VAT, Service Tax, etc.)	47.37	27.61
(iii) Current Account with Banks	49.84	106.09
(iv) Provision for Expenses	154.58	114.42
(v) Payables for Capital Goods	1738.68	1914.41
(vi) Payables to Micro, Small and Medium Enterprises (Refer Note 26.13)	0.37	2.53
(vii) Gratuity Payable	0.88	0.80
(viii) Other Creditors	37.51	31.14

Total	5839.71	6782.21

Note: (i) Current maturities of long-term debt (Refer Note 5.1 for Long term borrowings for details of security, guarantee and repayment terms etc.)

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Secured
(a) Term loans:
HDFC Bank	—	100.00
Buyers Credit from Banks	2515.29	2655.73

	2515.29	2755.73

Unsecured

(b) Term loans
ICICI Consortium Loans	398.66	375.00

Buyer’s Credit from Banks	28.41	3.38

(c) Loans and advances from related parties
Loans from Sesa Goa Limited	—	1000.00
Loans from Sterlite Industries (India) Limited	100.00	100.00

(d) Foreign currency Loans from banks: External Commercial Borrowings from ICICI Bank	100.96	44.65

	628.03	1523.03

Total	3143.32	4278.76

Note 10—Current liabilities—Short term provisions

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
(a) Provision for employee benefits*	0.18	0.14
(b) Provision for tax (Net of taxes paid and TDS)	17.92	14.71

Total	18.10	14.85

*	Provision for employee benefits is on account of current portion of Leave Encashment.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 11—Non-current assets—Fixed assets

		( Rs in crore)
		Gross Block					Accumulated Depreciation					Net Block
	Fixed Assets	Balance as at 1 April 2011	Acquisition through Merger/ Amalgamation	Additions /adjustments	Deductions /adjustments	Balance as at 31 March 2012	Balance as at 1 April 2011	Acquisition through Merger/ Amalgamation	Depreciation charge	Deductions /adjustments	Balance as at 31 March 2012	Balance as at 31 March 2012	Balance as at 31 March 2011
a	Tangible assets
	Land - Freehold	3.60	—	11.27	—	14.86	—	—	—	—	—	14.86	3.60
	Land - Leasehold*	90.52	—	6.25	—	96.77	3.80	—	1.37	—	5.17	91.60	86.72
	Buildings	1,284.85	0.69	355.66	—	1,641.20	63.56	0.03	49.60	—	113.19	1,528.01	1,221.29
	Railway sidings	416.22	—	4.33	—	420.55	16.77	—	21.02	—	37.79	382.76	399.45
	Plant and Equipment**	12,015.88	54.96	367.34	73.42	12,364.77	1,059.57	7.83	712.38	23.40	1,756.08	10,608.69	10,956.31
	Furniture and Fixtures	18.89	0.00	19.70	—	38.59	11.43	0.00	5.39	—	16.82	21.77	7.46
	Vehicles	9.03	—	0.00	0.16	8.87	1.07	—	0.94	0.01	2.00	6.87	7.96
	Office equipment	64.43	0.03	6.52	0.20	70.78	22.66	0.01	8.45	0.19	30.93	39.85	41.77

	Total (a)	13,903.42	55.68	771.07	73.78	14,656.39	1,178.86	7.87	799.15	23.60	1,961.98	12,694.41	12,724.56

b	Intangible assets
	Computer software	1.16	0.00	3.97	—	5.13	0.90	0.00	0.40	—	1.30	3.83	0.26

Total (b)		1.16	0.00	3.97	—	5.13	0.90	0.00	0.40	—	1.30	3.83	0.26

Total (a + b)		13,904.58	55.68	775.04	73.78	14,661.52	1,179.76	7.87	799.55	23.60	1,963.28	12,698.24	12,724.82

Previous year		13,132.73	—	773.15	1.30	13,904.58	421.45	—	759.54	1.23	1,179.76	12,724.82

c	Capital work-in-progress***	—	—	—	—		—	—	—	—	—	15,237.93	13,627.13

Total (c)		—	—	—	—	—	—	—	—	—	—	15,237.93	13,627.13

Notes:

i)	*The lease period is 90 years for Lanjigarh Project, 82 years for 699.31 acres, 88 years for 61.91 acres and 90 years for 969.23 acres for Jharsuguda Project. The amortisation for these leases has been done over the period of respective leases.
ii)	**Plant and Equipment includes Foreign Exchange Loss capitalized Rs. 129.67 crore (2011:Rs.127.45 crore) and Capital Work-in-progress includes Foreign Exchange Loss Rs. 362.72 crore (2011: Gain Rs.25.58 crore)
iii)	***Capital Work-in-progress Includes Rs. 125.05 crore (2011: Rs. 125.05 crore) paid to government authorities in respect of bauxite mines, to be amortized on commencement of mining
iv)	Also refer Note 26.1 on Expenditure incurred during construction period.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 12—Non-current assets—Non current investments

		( Rs in crore)
Nos.	Particulars	As at 31 March 2012	As at 31 March 2011
	Trade Investments - Unquoted*
	Subsidiary:
—	(a) Investment in Equity shares - Allied Port Services Private Limited of Rs.10	—	0.01
(10,000)	each (Refer Note 26.16)

—	(b) Investments in Zero Percent Optionally Fully Convertible Debentures -	—	45.99
(4,599,000)	Allied Port Services Private Limited of Rs. 100 each (Refer Note 26.16)

	Associate:
12250	(c) Investment in equity shares of Raykal Aluminium Company Private Limited	200.70	—
—	of Rs. 10 each (Refer Note 26.18)

	Total	200.70	46.00

*	The above investments have been valued at cost

Previous Year Nos. are shown in Brackets.

Particulars	As at 31 March 2012	As at 31 March 2011
Aggregate amount of unquoted investments	200.70	46.00

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 13—Non-current assets—Long term loans and advances

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
a. Capital Advances
Unsecured, considered good	483.28	746.71

	483.28	746.71

b. Security Deposits
Unsecured, considered good	65.74	64.72

	65.74	64.72

c. Other loans and advances:
Other Financial Assets – Derivatives	89.39	416.89
Income Tax – Advance Tax and Tax Deducted at Source (Net of Provision)	22.66	9.53

	112.05	426.42

Total	661.07	1237.85

Note 14—Current assets—Current investments

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Investments in Mutual Funds*	188.82	424.26

Total	188.82	424.26

*	Investments in Mutual Funds are valued at Fair Value. Refer note 14.1 for break up of such investments.

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Aggregate amount of unquoted investments	188.82	424.26

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 14.1—Current Assets—Current Investments

Investments in Mutual Funds

		Face	Rs. in crore
		Value	As at	As at
Units	Particulars	Rs.	31 March 2012	31 March 2011
Current Investments (at Fair Value)
Non Trade-Unquoted
	Investment in Mutual Funds
—	Canara Robeco Liquid Super Instt Gowth Fund	10	—	70.02
(58,734,687)
—	DSP BlackRock Liquidity Fund - Institutional Plan- Growth	10	—	20.01
(142,504)
1,895,682	ICICI Prudential Liquid - Super IP - Growth	100	30.06	85.03
(5,862,853)
—	Kotak Liquid - Inst Premium Plan - Growth	10	—	85.03
(42,750,088)
—	Reliance Liquidity Fund - Growth	10	—	9.48
(6,418,454)
204,385	Religare Liquid Fund - Super IP - Growth	1000	30.13	75.02
(556,951)
149,538	TATA Liquid Super High Inv Fund - Appreciation	1000	29.62	79.67
(440,050)
252,682	Axis Liquid Fund - Institutional Growth	1000	30.04	—
—
1,134,485	DWS Insta Cash Plus Fund	10	15.81	—
—
1,755,629	Birla Sun Life Cash Plus - Institutional Premium Plan Growth	10	30.15	—
—
136,453	SBI -Liquid Cash Plan Institutional - Growth	10	23.01	—
—

	Total		188.82	424.26

Note: Previous Year units are shown in brackets.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 15—Current assets—Inventories

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
a. Raw Materials and components (Refer Note (iii) below)	312.73	184.61
Goods-in transit	135.97	152.93

	448.70	337.54

b. Work-in-progress (Refer Note (i) and (iii) below)	656.50	383.65

	656.50	383.65

c. Finished goods (Refer Note (ii) and (iii) below)	2.33	1.29

	2.33	1.29

d. Stores and spares (Refer Note (iii) below)	167.64	115.15
Goods-in transit	17.92	1.21

	185.56	116.36

e. Others: By Product (Refer Note (iii) below)	3.32	3.37
	3.32	3.37

Total	1296.41	842.21

Note: (i) Values for Closing Work-in-progress

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Hydrate Alumina	37.70	18.14
Calcined Alumina	106.83	40.13
Anodes	361.60	194.58
Hot Metal	110.36	80.41
Others	40.01	50.39

Total	656.50	383.65

Note: (ii) Values For Opening and Closing Inventory (Finished Goods)

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Ingot	0.91	0.22
Billet	—	0.86
Wire Rod	1.42	0.21

Total	2.33	1.29

Note:(iii) Basis of Valuation Of Inventories

(i)	Inventories are valued at lower of cost and net realizable value except for scrap and by-product which are valued at net realizable value.
(ii)	Cost of inventories includes material cost, cost of conversion and an appropriate proportion of overheads.
(iii)	Cost of inventories is determined on Weighted Average basis. Net realizable value is the estimated selling price in the ordinary course of business less estimated cost of completion and cost to make the sale

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 16—Current assets—Trade receivables

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
Trade receivables outstanding for a period less than six months from the date they are due for payment
Unsecured, considered good	271.69	299.32
Unsecured, considered doubtful	4.57	18.52
Less: Provision for doubtful debts	(4.57)	(18.52)

Total	271.69	299.32

Trade receivables outstanding for a period exceeding six months from the date they are due for payment
Unsecured, considered good	23.66	—
Unsecured, considered doubtful	39.75	—
Less: Provision for doubtful debts	(39.75)	—

Total	23.66	—

Total	295.35	299.32

Note 17—Current assets— Cash and cash equivalents

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
a. Cash on hand	0.12	0.18
b. Balances with banks:
(i) In Current Accounts	17.21	76.24
(ii) In Deposit Accounts*	226.37	18.73

Total	243.70	95.15

*	Balances with banks include deposits amounting to Rs. 0.21 crore (As at 31 March, 2011 Rs. 4.06 crore) which have an original maturity of more than 12 months.

Note 18—Current assets—Short term loans and advances

	( Rs in crore)
Particulars	As at 31 March 2012	As at 31 March 2011
a. Loans and advances to related parties
Unsecured, considered good	14.26	117.84
b. Others:
Balance with Excise, Customs, etc.	363.94	447.44
Advance recoverable in cash or in kind or for value to be received	394.67	293.92
Financial Assets—Derivatives	501.99	41.99
Prepaid Expenses	11.65	8.99
Employee Advances	1.51	1.05

Total	1288.02	911.23

Note 19—Current assets—Other current assets

	( Rs in crore)
Other Current Assets	As at 31 March 2012	As at 31 March 2011
a. Interest receivable	0.34	0.45
b. Export Incentive receivable	18.57	33.62
c. Claims and other receivables	1.53	1.63

Total	20.44	35.70

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 20—Revenue from operations

	( Rs in crore)
Particulars	For the year ended 31 March 2012	For the year ended 31 March 2011
Other operating revenues:
Wheeling Income	82.74	341.42

Total	82.74	341.42

Note 21—Other income

	( Rs in crore)
Particulars	For the year ended 31 March 2012	For the year ended 31 March 2011
(i) Interest income:
— Others	5.99	13.69
(ii) Net gain on foreign currency transactions and translation	—	8.42
(iii) Other non-operating income	0.85	1.05

Total	6.84	23.16

Note 22—Cost of materials consumed

	( Rs in crore)
Particulars	For the year ended 31 March 2012	For the year ended 31 March 2011
Opening stock	45.78	44.25
Add: Purchases	89.66	170.62
Less: Closing stock	68.30	45.78

Cost of material consumed	67.14	169.09

Material Consumed Comprises:
Furnace Oil	0.34	2.73
Coal	64.88	166.33
Others	1.92	0.03

Cost of material consumed	67.14	169.09

Note 23—Employee benefits expense

	( Rs in crore)
Particulars	For the year ended 31 March 2012	For the year ended 31 March 2011
(a) Salaries and incentives	2.14	3.49
(b) Contributions to provident and other funds	0.07	0.18
(c) Staff welfare expenses	0.08	0.24
(d) Expense on Employee Stock Option Scheme (ESOP)	0.06	0.10

Total	2.35	4.01

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

VEDANTA ALUMINIUM LIMITED

Notes to Financial statements

Note 24—Finance costs

	( Rs in crore)
Particulars	For the year ended 31 March 2012	For the year ended 31 March 2011
Interest expense:
On borrowings	89.41	67.21
Other borrowing costs	5.34	3.78
Net loss on foreign currency transactions and translation	3.07	1.53

Total	97.82	72.52

Note 25—Other expenses

	( Rs in crore)
Particulars	For the year ended 31 March 2012	For the year ended 31 March 2011
(i) Manufacturing and Operating Costs
Consumption of stores and spare parts	1.52	3.46
Power, fuel and water	1.37	3.46
Machinery repairs	3.55	10.30
Other repairs	0.10	0.15
Other manufacturing and operating expenses	0.25	0.37
Material handling	0.86	1.67
(ii) Administration
Rent	0.01	0.04
Insurance	0.89	0.72
Conveyance and travelling expenses	0.11	0.18
Loss on sale/discarding of fixed assets	0.49	0.00
General expenses	1.43	3.09
Audit fees	0.01	0.01
Provision for doubtful debts	14.24	18.52
Net loss on foreign currency transaction and translation	31.78	—
Repairs and maintenance	0.06	0.20
Electricity expenses	0.00	0.01
(iii) Selling and Distribution
Other selling expenses	0.05	0.21

Total	56.72	42.39

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

26. Additional Information to the Financial Statements

26.1	Expenditure during Construction Period includes following incurred during the year:

	2012	2011
Particulars	Rs in Crore	Rs in Crore
Expenses
Manufacturing Expenses	76.25	25.50
Employees Remuneration and Benefits	52.12	66.11
Administrative & General Expenses	32.96	47.55
Interest and Finance charges	1025.82	542.73
Depreciation	—	1.22
Total	1187.15	683.11
Other Income	72.17	7.69
Expenditure (Net) Capitalized	1114.98	675.42

26.2.	The Company offers equity-based award plans to its employees, officers and directors through its Ultimate Parent Company, Vedanta (The Vedanta Resources Long-Term Incentive Plan (the "LTIP").

The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant.

Under this scheme, initial awards under the LTIP were granted in February 2004 and subsequently further awards were granted in the respective Years The awards are indexed to and settled by Vedanta shares. The awards provide for a fixed exercise price denominated in Vedanta’s functional currency at 10 US cents per share, the performance period of each award is three years and the same is exercisable within a period of six months from the date of vesting beyond which the option lapse. Under the scheme, Vedanta is obligated to issue the shares. The grant date fair value of the awards is recovered by Vedanta from the Company.

Amount recovered by Vedanta and recognized by the Company in the statement of income for the financial year ended March 31, 2011 and 2012 was Rs. 6.37 Crore and Rs. 12.25 Crore respectively. The Company considers these amounts as not material and accordingly has not provided further disclosure.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

26.3.	Employee benefits:

I. Defined Benefit Plan:

Gratuity –Long Term Defined Benefit Plan

A.	The Company has constituted a trust recognized by Income Tax authorities for gratuity to employees. Contributions to the trust are funded with Life Insurance Corporation of India. Projected Unit Credit (PUC) actuarial method has been used to assess the plan's liabilities of exit employees for retirement, death-in-service and withdrawals (Resignations / Terminations). Under the PUC method a projected accrued benefit is calculated at the beginning of the period and again at the end of the period for each benefit that will accrue for all active member of the plan. The projected accrued benefit is based on the plan accrual formula and upon service as of the beginning or end of period, but using member's final compensation, projected to the age at which the employee is assumed to leave active service. The plan liability is the actuarial present value of the projected accrued benefits as on the date of valuation.

B.	As per the actuarial certificate (on which auditors have relied), the details of the Gratuity plan are:

		Rs. in Crore

Particulars	2012	2011
A) Actuarial assumptions
Salary growth (p.a.)	5.50%	5.50%
Expected rate of Return on Plan Assets (p.a.)	8.00%	8.00%
Discount rate (p.a.)	8.00%	8.00%
Mortality Table(LIC)	1994-96	1994-96
B) Amount recognized in Profit and Loss Account
Current service cost	1.17	1.04
Past service cost	—	0.35
Interest cost	0.33	0.15
Expected return on plan assets	(0.28)	(0.10)
Net actuarial (gains)/losses recognized	1.05	0.93
Total *	2.28	2.37
C) Movement in present value of defined benefit obligation
Obligation at the beginning of the year	4.13	1.90
Current service cost	1.17	1.04
Past service cost	—	0.35
Interest cost	0.33	0.15
Actuarial (gains)/losses	0.77	0.83
Benefits paid	(0.30)	(0.14)
Obligation at the end of the year	6.11	4.13
D) Movement in present value of plan assets
Fair value at the beginning of the year	3.33	1.17
Expected return on plan assets	0.28	0.10
Actuarial gains /(losses)	(0.28)	(0.10)
Contribution	2.19	2.25
Benefits paid	(0.30)	(0.09)
Fair value at the end of the year	5.22	3.33

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

				Rs. in Crore
	2012	2011	2010	2009	2008
E) Amount recognized in the Balance Sheet
Present value of obligations at the end of the year	6.11	4.13	1.90	0.97	0.48
Less: Fair value of plan assets at the end of the year	5.22	3.33	1.17	0.34	0.37
Net liability recognized in the Balance Sheet	0.88	0.80	0.73	0.63	0.11

	Rs. in Crore
	2012	2011
F) Experience adjustments on actuarial gain / (loss) for Present Benefit Obligation and Plan Assets
On Plan Present Benefit Obligation	(0.77)	(0.83)
On Plan Assets	(0.28)	(0.10)

*	The expense is included in the line item – Employee Benefits expense – under subhead contribution to provident and other funds.

The estimate of rate of escalation in salary considered in actuarial valuation takes into account inflation, seniority, promotion and other relevant factors including supply and demand in the employment market. The above is certified by the actuary.

In absence of detailed information regarding Plan Assets which is funded with Life Insurance Corporation of India, the composition of each major category of plan assets, the percentage or amount for each category to the total fair value of plan assets has not been disclosed.

The Contribution expected to be made by the Company during the financial year 2012-13 is Rs. 1.34 Crore.

II. Defined Contribution Plan:

The Company has recognized for the year ended March 31, 2012, an amount of Rs. 9.43 Crore (2011: Rs. 10.81 Crore) under defined contribution plan.

	Rs. in Crore
	2012	2011
Employee Benefits (Contribution to)
Provident Fund	6.75	8.63
Superannuation Fund	2.68	2.18
Total	9.43	10.81
Gratuity (net of capitalization)	1.87	2.38
Less: Capitalized during the year	4.20	5.30
Total	7.10	7.89

The Company has constituted a trust recognized by Income Tax authorities for superannuation to employees; contributions to the trust are funded with Life Insurance Corporation of India.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

26.4.	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008, the Company chose to early adopt "Accounting Standard (AS) 30- Financial Instruments: Recognition and Measurement" in its entirety with effect from April 01, 2007. Co-terminous with this, in the spirit of complete adoption, the Company also implemented the consequential limited revisions in view of AS—30 to certain Accounting Standards as have been announced by the ICAI.

Consequent to this adoption:

Current investments which under Accounting Standard- (AS) 13, Accounting for Investments are carried at the lower of cost and fair value, have been accounted for at fair value resulting in such investments being valued at Rs. 0.25 Crore (2011: Rs. 1.06 Crore) above their cost and profit before tax being higher by Rs. 0.37 Crore (2011: Profit before tax being higher by Rs. 0.72 Crore).

26.5.	Notes

a) Lanjigarh Project – Niyamgiri Mining Lease:

In 2004, a writ petition was filed against Sterlite Industries (India) Limited (SIIL), the Company, Orissa Mining Corporation and others by an individual before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease to mine bauxite in Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest (Conservation) Act, 1980, (the “Forest Act”). The petition further alleges that the felling of trees and construction of the alumina refinery by SIIL and the Company and the development of the mine is in violation of the Forest Act and would have an adverse impact on the environment. In March 2004, the Company had also filed an application with the Supreme Court for clearance of Alumina Refinery project. Since the same issue was under consideration by the Hon’ble Supreme Court of India, the same was kept under hold in the High Court till decided by the Supreme Court of India.

Hon’ble Supreme Court delivered its final order on August 8, 2008, granting clearance to the forest diversion proposal for diversion of 660.749 Hectare of forest land to undertake bauxite mining on Niyamgiri Hills in Lanjigarh. Based on this order, MOEF granted Stage I approval for diversion of forest land for mining and the conveyor corridor and mine access road on December 12, 2008 and April 15, 2009 respectively. On August 24, 2010, MOEF rejected Stage II forest clearance for bauxite mining project on the Niyamgiri hills in Lanjigarh, Kalahandi and Rayagada districts of Orissa.

MOEF, subsequently vide their order dated August 30, 2010 took decision for rejecting the forest clearance for Niyamgiri mining lease of Orissa Mining Corporation (OMC). OMC has filed a writ petition in Supreme Court for direction to MOEF to grant the forest clearance. The matter came up for hearing on April 9, 2012 but has been further postponed.

b) Expansion of Alumina Refinery

Further, MOEF vide its letter dated October 20, 2010 withdrew terms of reference for expansion of Alumina Refinery and also directed the Company to maintain status quo. Subsequently, Company filed a writ petition in Orissa High Court challenging the decision of MOEF. Court maintained the views of MOEF’s. The Company in terms of MOEF Directive is going for public hearing scheduled on May 02, 2012 and thereafter will proceed accordingly. Meanwhile, the Company has put the expansion activity on hold.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

Both the above items are critical to the planned operations of the Company and, if government approvals are not obtained timely, could adversely impact its performance, although significant steps have been taken during the year by management for procuring bauxite from alternate mines.

26.6.	Imported and Indigenous materials consumed

	2012		2011
	Rs in Crore	%	Rs in Crore	%
Raw Materials:
Imported	1755.79	39.63	444.25	12.86
Indigenous	2675.05	60.37	3009.40	87.14
Total	4430.84	100.00	3453.65	100.00
Components and spare parts:
Imported	14.16	6.35	19.23	10.89
Indigenous	208.71	93.65	157.42	89.11
Total	222.87	100.00	176.65	100.00

26.7.	Payment to Auditors (Excluding Service tax/cess)

	2012	2011
Particulars	Rs in Crore	Rs in Crore
For Audit fees	0.56	0.45
For Taxation matters	0.15	0.15
For Other services	0.31	0.17
For Reimbursement of expenses	0.07	0.07
Total	1.09	0.84

26.8.	Value of Imports (including in transit)—C.I.F basis

	2012	2011
Particulars	Rs in Crore	Rs in Crore
in respect of -
(i) Raw Materials	1613.35	1205.02
(ii) Components and spare parts	92.52	68.93
(iii) Capital Goods	232.73	2804.19
Total	1938.60	4078.14

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

26.9.	Expenditure in Foreign Currency

	2012	2011
Particulars	Rs In Crore	Rs In Crore
(i) Interest	306.87	329.88
(ii) Technical know-how, professional and consultation fees	2.96	7.69
(iii) Foreign travel, subscription, etc.	0.35	0.68
(iv) Others	143.10	114.84
Total	453.28	453.09

26.10.	Earnings in Foreign Currency

	2012	2011
Particulars	Rs In Crore	Rs In Crore
FOB value of goods	1462.67	1355.09

26.11. Contingent liabilities and Commitment

			2012	2011
Particulars			Rs in Crore	Rs. in Crore
(A)		Contingent Liability
(a)		Disputed liabilities in appeal:
	(i)	Entry Tax on imported goods - case pending in Hon'ble High Court of Orissa (No cash outflow is expected till disposal of the case)	456.11	412.12
	(ii)	Sales Tax demand (relating to sale value)	1.93	1.93
	(iii)	Income Tax (including amount of Rs. 10 crores already paid)	—	24.99
	(iv)	Excise Duty	56.28	53.17
	(v)	Others (No outflow is expected in the near future)	0.34	0.09
(b)		Custom Duty bonds (No cash outflow is expected in the near future)	3,087.80	3,046.00
(c)	Claims against the Company not acknowledged as debt – (Cash outflow depends on the outcome of the legal cases)		18.12	242.72
(d)	Following filing of an arbitration petition before Mumbai High Court under section 9 of the Arbitration and Conciliation Act, 1996 by a contractor with reference to the 210 MW co-generation power plant project, the Hon’ble Mumbai High Court has granted an interim injunction against invocation of bank guarantees and dispossession of the contractor’s assets at site by the Company, pending hearing and final disposal of the said petition for referring the dispute for arbitration.
(B)	Commitment
(a)	Estimated amount of contracts remaining to be executed on Capital Account and not provided for (net of advances) (Cash outflow is expected on execution of such capital contracts, on progressive basis.)		2,231.10	2,405.41

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

(b)	EPCG: Export Obligation	8,683.78	10,182.40
	The company has export obligations of Rs. 8,683.78 Crore (2011: Rs. 10,182.40 Crore against the import licenses taken for import of capital goods under Export Promotion Capital Goods and Advance License.
(c)	Other Commitments:
	Commitment for Investments (Refer Note 26.18)	1,611.00	—

26.12.	Financial and Derivative Instruments

a) Derivative contracts entered into by the Company and outstanding as on March 31, 2012:

For hedging currency and interest rate related risks: -

Nominal amounts of derivative contracts entered into by the Company and outstanding as on March 31, 2012 amount to Rs. 5,433.54 Crore (2011: Rs. 3,452.65 Crore) and its marked to market gain / (loss) being Rs. 453.08 Crore (2011: 456.41 Crore). Category wise break up is given as below:

Sr. No.		2012		2011
	Particulars	Rs in Crore		Rs. in Crore
		Nominal	MTM	Nominal	MTM
1	Forex forwards
(a)	Buy Forward	1,914.92	53.10	550.16	23.55
(b)	Sell Forward	728.43	(38.37)	893.87	18.16
2	Currency swap	2,090.19	513.77	1,808.62	416.89
3	Interest Rate Swap	700.00	(75.42)	200.00	(2.19)
		5,433.54	453.08	3,452.65	456.41

b) For hedging commodity related risks:

Particulars	2012		2011
	Rs in Crore		Rs in Crore
	Sales (Nominal Value)	MTM	Sales (Nominal Value)	MTM
Aluminium Futures	301.67	14.64	—	—

c) All derivative financial instruments acquired by the Company are for hedging purposes only.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

d)	Un-hedged foreign currency exposure* as on 31 March 2012 is as under: -

		2012		2011
Particulars	Currency**	Respective Currency in Crore	Rs in Crore	Respective Currency in Crore	Rs in Crore
Payables
	USD	16.22	829.60	17.08	762.42
	EURO	0.00	00.12	0.00	0.11
	AUD	0.00	0.06	—	—
	GBP	0.00	0.08	—	—
	JPY	0.01	0.01	—	—
Total Payables			829.87		762.53
Borrowings
	USD	104.01	5,320.55	121.25	5414.03
	EURO	0.07	4.64	0.11	7.01
	JPY	17.79	11.11	—	—
Total Borrowings			5,336.30		5,421.04

*	excluding non-derivative items designated as hedging instrument

**	upto two decimal

26.13.	Sundry Creditors includes due to Micro, Small and Medium Enterprises Rs. 0.37 Crore (2011: Rs. 2.53 Crore). There is no interest paid/ payable as at March 31, 2012. There are Micro and Small Enterprises, to whom the Company owes dues, which are outstanding for more than 45 days as at March 31, 2012 amounting to Rs. 0.27 Crore. This information is required to be disclosed under Micro, Small and Medium Enterprise Development Act 2006, has been determined to the extent such parties have been identified on the basis of information available with the Company.

26.14.	The Company is primarily engaged in a single business segment of manufacturing and sale of aluminium and accordingly, this is the only primary reportable segment.

Geographical Segments:

Secondary segmental reporting is based on the geographical location of customers. The geographical segments have been disclosed based on revenue within India (sales to customers within India) and revenues outside India (sales to customers located outside India). Secondary segment assets are based on the location of such assets.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

Information about secondary geographical segments:

				Rs. in Crore

Segment Information	Year Ended 31 March 2012			Year Ended 31 March 2011
	India	Outside India	Total	India	Outside India	Total
Revenue (income from operations)*	4,282.61	1,551.25	5,833.86	3,625.81	1,349.45	4,975.27
Carrying amount of Segment Assets	31,127.12	—	31,127.12	29,304.99	—	29,304.99
Additions to Fixed Assets (including Capital Work in Progress)	2,367.76	—	2,367.76	5,401.09	—	5,401.09

*	to the extent accounted in profit and loss account

26.15.	Components of Deferred Tax are as under:

Particulars	2012	2011
	Rs in Crore	Rs in Crore
Deferred Tax Asset
Unabsorbed Business loss/Depreciation*	1,317.92	1,201.51
Deferred Tax Liability
Depreciation	1,317.92	1,201.51
Deferred Tax Assets (Net) *Recognized to the extent of Deferred Tax Liability	—	—

26.16.	Merger of Allied Port Services Private Limited with Vedanta Aluminium Limited

The scheme of amalgamation between M/s Allied Port Services Private Limited (APSPL) and M/s Vedanta Aluminium Ltd (VAL) (the Scheme) and their respective shareholder and creditors with April 1, 2011 as the appointed date has been approved by the Honorable High Court, Madras vide its order dated February 13, 2012. Upon necessary filing with the Registrar of Companies, the scheme has become effective on February 13, 2012 and the effect there of have been given in these accounts. Consequently, in respect of the merger of Allied Port Services Private Limited (APSPL) with Vedanta Aluminium Ltd (VAL)

a) In terms of the Scheme approved by the High Court, the entire business and the whole of the undertaking of APSPL, as a going concern stands transferred to and vested in VAL with effect from April 01, 2011 being the Merger Appointed Date.

b) As APSPL was a wholly owned subsidiary of the Company, no consideration was payable pursuant to amalgamation of APSPL with VAL.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

c) Accounting for Amalgamation:

The amalgamation of APSPL with VAL is accounted for on the basis of the Pooling of Interest Method as envisaged in the Accounting Standard (AS) -14 on Accounting for Amalgamations specified in the Companies (Accounting Standard) Rules 2006 and in terms of the scheme, as below,

All asset and liabilities of APSPL were recorded at their respective book values under the respective accounting heads of the Company.

The intercompany balances and transactions stood cancelled.

The Investment in Share Capital and Investment in 0% OFCD stood cancelled.

Depreciation was charged in books of APSPL on basis of WDV method while in VAL depreciation is provided on Straight Line Method.

In order to bring uniformity in accounting policy, excess depreciation charged to the assets of the Allied port services private Limited was adjusted against General Reserve after incorporation as per the scheme of Amalgamation sanctioned by the Hon'ble High Court of Madras. However the effect on the financial statement of any changes in accounting policies should be reported in accordance with Accounting Standard-5, whenever there is a change in the accounting policy the difference has to be adjusted against profit and loss account. Due to this, General Reserve of VAL stood higher by Rs. 12.13 crore and profit before tax being lower by Rs. 12.13 crore.

APSPL was engaged in the business of setting up of facilities at the Kakinada Port for export of alumina.

Pursuant to all the schemes referred to in a to c above, the bank accounts, agreements, licenses and certain immovable properties of the transferor companies are in the process of being transferred in the name of the Company.

Pursuant to the schemes referred to in a to c above, the Authorized Share Capital of the Company stands increased and reclassified, without any further act or deed on the part of the company, including payment of stamp duty and Registrar of Companies fees, by Rs.1,00,00,000 comprising of 10,00,000 Equity Shares of Rs.10 each being the authorized share capital of the transferor company, and Memorandum of Association and Articles of Association of the Company stand amended accordingly without any further act or deed on the part of the company.

26.17. Sesa Sterlite Merger:

The Board of Directors of the Company at its meeting on 25th February 2012 has approved a scheme of Amalgamation and Arrangement (the Scheme). As per the scheme, the Company will buy Power Business Undertaking of “The Madras Aluminum Company Limited” for a cash consideration of Rs. 150 Crore. The Scheme also provides Demerger of the Aluminium Business Undertaking of the Company into Sesa Goa Limited (“SGL”) with appointed date of April 01, 2011; power plants of the Company to remain in the residual Company.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

Simultaneously, Vedanta Resources Plc’s holding of 70.5% (held through subsidiaries) into equity share capital of the Company; is also being consolidated into SGL by way of a separate scheme of arrangement.

The scheme shall come into effect upon sanction by the respective jurisdictional High Court and other statutory approvals (‘effective date’).

Upon effectiveness of the Scheme, the Company will have to pay MALCO for acquiring power business a cash consideration of Rs. 150 Crore. The cash consideration has been determined based on the valuation report provided by M/s KPMG India Private Limited and M/s Grant Thornton India LLP, the independent valuers appointed for the purposes of the Scheme. However for demerger of the Aluminium Business Undertaking, no consideration will be issued by SGL since the Company will be its wholly owned subsidiary by amalgamation of Sterlite Industries (India) Limited into SGL and consolidation of Vedanta Plc’s 70.5% equity capital in the Company into SGL by a separate Scheme of Arrangement

SGL has filed petitions in the Hon’ble Madras High Court and Hon’ble Goa High court for approval of the scheme.

Pending requisite approvals, the financial statements of the Company has been prepared without giving effect to the proposed scheme.

26.18. Raykal – Acquisition of mining rights

On February 23, 2012, the Company entered into a tripartite agreement with Larsen & Toubro Limited (L&T) and Raykal Aluminium Company Private Ltd (Raykal). L&T holds certain prospecting licenses for bauxite mines located at Sijmali and Kurumali of Rayagad and Kalahandi districts of Orissa. By this agreement the entire bauxite excavated from above mines will be available for the use of Raykal and / or to the Company. It is also further agreed that the Company will acquire 100% of equity share capital of Raykal in a phased manner at a total consideration of Rs.1811 Crore in a milestone based acquisition. As on the balance sheet date, the Company has acquired 24.5% of the share capital of Raykal for a consideration of Rs.200.70 Crore. In substance the amount paid is ‘Advance for Acquiring Mining Right’.

26.19. Related party

a. Names of related parties and description of relation:

I. Entities controlling the Company (Holding Companies)	Vedanta Resources Plc*
Vedanta Resources Holding Limited
Volcan Investments Limited*
Twinstar Holdings Limited*

II. Subsidiary Company	Allied Port Services Private Limited
(Merged With Vedanta Aluminium Limited w.e.f 1st April, 2011) [Refer Note 26.16]

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

III. Fellow subsidiaries (with whom transactions have taken place during the year or earliest reported period)
Sterlite Industries (India) Limited
Sterlite Opportunities and Ventures Limited
Hindustan Zinc Limited
Vizag General Cargo Berth Private Limited
Bharat Aluminium Company Limited
The Madras Aluminum Company Limited
Vedanta Resources Cyprus Limited*
Konkola Copper Mines Plc*
Sterlite Energy Limited
Welter Trading Limited
Sesa Goa Limited
Talwandi Sabo Power Limited

IV. Associate	Raykal Aluminium Company Private Limited

V. Key Managerial Personnel**	Anil Agarwal (Till 19th January 12)
Navin Agarwal
Tarun Jain
S K Roongta
M. Siddiqi
Pramod Suri
V Ramanathan

VI. Others	Anil Agarwal Foundation
Vedanta Foundation

*	No transactions with these parties during the year
**	On deputation from Sterlite Industries (India) Limited

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

b. Transactions with related parties:

											Amount (Rs. in Crores)
	Holding company		Fellow subsidiaries		Subsidiary		Key Management personnel		Associate		Others		Total Amount
Nature of transactions	31 March 2012	31 March 2011	31 March 2012	31 March 2011	31 March 2012	31 March 2011	31 March 2011	31 March 2010	31 March 2012	31 March 2011	31 March 2012	31 March 2011	31 March 2012	31 March 2011
Loan and Advances
a) Given /(received)	—	—	(1,712.36)	(4,520.96)	—	—	—	—	—	—	—	—	(1,712.36)	(4,520.96)
b) Repaid during the year	—	—	6,546.27	6,818.38	—	—	—	—	—	—	—	—	6,546.27	6,818.38
c) Balances as at March 31	(1,472.13)	—	(7,169.42)	(13,081.80)	—	—	—	—	—	—	—	—	(8,641.55)	(13,081.80)
Investment made during the year	—	—	—	—	—	45.99	—	—	200.70	—	—	—	200.70	45.99
Purchase Of Power	—	—	39.50	—	—	—	—	—	—	—	—	—	39.50	—
Purchase of raw material	—	—	13.59	34.21	—	—	—	—	—	—	—	—	13.59	34.21
Purchase of capital goods	—	—	12.64	14.31	—	—	—	—	—	—	0.27	0.43	12.91	14.74
Sale of Capital Goods	—	—	—	7.03	—	—	—	—	—	—	—	—	—	7.03
Salary, personnel services and apportionment of corporate expenses	—	(22.23)	338.32	224.79	—	—	—	—	—	—	(0.02)	(0.29)	338.30	202.27
Contribution to CSR	—	—	—	—	—	—	—	—	—	—	2.48	2.82	2.48	2.82
Sale of finished goods	—	—	674.25	568.44	—	—	—	—	—	—	—	—	674.25	568.44
Sale of Power	—	—	7.76	—	—	—	—	—	—	—	—	—	7.76	—
Interest Expense	36.42	31.84	970.34	908.89	—	—	—	—	—	—	—	—	1,006.76	940.73
Corporate Guarantee issued on our behalf	—	—	4,538.40	4,638.62	—	—	—	—	—	—	—	—	4,538.40	4,638.62
Equity contribution (including issue of bonus & Preference shares)	—	—	3,000.00	—	—	—	—	—	—	—	—	—	3,000.00	—
Investments as at March 31	—	—	—	—	—	46.00	—	—	200.70	—	—	—	200.70	46.00
Debit balance as at March 31	—	—	128.93	120.01	—	1.11	—	—	—	—	—	—	128.93	121.12
Credit balance as at March 31	3.39	2.91	499.20	194.58	—	—	—	—	—	—	—	—	502.59	197.49

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

FOLLOWING ARE THE DETAILS OF RELATED PARTY TRANSACTIONS	Rs. in Crores	Rs. in Crores
	31 March 2012	31 March 2011
1) Equity contribution (including issue of bonus & Preference shares)
(i) Twinstar Holdings Limited	—	—
(i) Sterlite Industries (India) Limited	3,000.00	—
(iii)Welter Trading Limited	—	—
	—	—
2) Loans and Advances
a) Given/(Received) during the year
(i) Sterlite Industries (India) Limited (Inter Corporate Loan)	(1,471.00)	(4,500.00)
(ii) Bharat Aluminium Company Limited (Material on Loan Basis)	—	(20.96)
(iii) Sterlite Opportunities & Ventures Ltd	(241.36)	—
	(1,712.36)	(4,520.96)
b)Repaid during during the year
(i) Welter Trading Limited	2,446.27	—
(ii) Bharat Aluminium Company Limited(Material on Loan Basis)	—	20.96
(iii) Bharat Aluminium Company Limited(Material on Loan Basis)	—	(21.59)
(iv) Sterlite Industries (India) Limited (Non-Convertible Debentures)	—	1,815.00
(v) Sterlite Industries (India) Limited (Inter Company Loan) (converted into Preference Shares)	3,000.00	5,050.00
(vi) Sterlite Industries (India) Limited (Inter Company Loan)	100.00	—
(vii) Allied Port Services Private Limited (Conversion to Optionally Fully Convertible Debentures)	—	(45.99)
(viii) Sesa Goa Limited	1,000.00	—
	6,546.27	6,818.38
c) Balance as at March 31
(i) Sesa Goa Limited	—	(1,000.00)
(ii) Sterlite Industries (India) Limited (Inter Company Loan)	(6,310.00)	(8,040.47)
(iii) Vedanta Resources Holding Limited	(1,472.13)	(1,273.97)
(iv) Welter Trading Limited	(618.06)	(2,767.36)
(v) Sterlite Opportunities & Ventures Ltd	(241.36)	—
	(8,641.55)	(13,081.80)
3) Investment made during the year
(i) Allied Port Services Private Limited (Optionally Fully Convertible Debentures)	—	45.99
(ii) Investment in Associate - Raykal Aluminium Company Private Limited	200.70	—
	200.70	45.99
4) Purchase of capital goods
(i) Bharat Aluminium Company Limited	5.38	12.48
(ii) Hindustan Zinc Limited	0.01	0.03
(iii) Sterlite Energy Limited	7.24	1.80
(iv) Anil Agarwal Foundation	0.27	0.43
	12.91	14.74
5) Sale of Capital Goods
(i) Bharat Aluminium Company Limited	—	3.37
(ii) Sterlite Energy Limited	—	3.66
	—	7.03
6) Salary ,Personnel services and apportionment of corporate expenses Charged by/ (Recovered From)
(i) Sterlite Industries (India) Limited	106.79	77.94
(ii) Bharat Aluminium Company Limited	261.73	179.05
(iii) Madras Aluminum Company Limited	(0.02)	(0.02)
(iv) Hindustan Zinc Limited	(0.83)	(1.14)
(v) Sterlite Energy Limited	(26.23)	(29.34)
(vi) Konkola Copper Mines Plc	—	—
(vi) Anil Agarwal Foundation	(0.02)	(0.29)
(vii) Sesa Goa Limited	(0.28)	(2.56)
(viii) Talwandi Sabo Power Limited	(0.06)	(0.08)
(ix) Vizag Cargo Berth Private Limited	(2.79)	(0.18)
(x) Vedanta Resources Plc ( including Guarantee Commission)	—	(22.23)
(xi) Allied Port Services Private Limited		1.11
	338.30	202.27

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

FOLLOWING ARE THE DETAILS OF RELATED PARTY TRANSACTIONS	Rs. in Crores	Rs. in Crores
	31 March 2012	31 March 2011
7) Interest Expense
(i) Vedanta Resources Holding Limited	36.42	31.84
(ii) Sterlite Industries (India) Limited	853.45	652.08
(iii) Welter Trading Limited	102.76	166.67
(iv) Sesa Goa Limited	3.62	90.14
(v)Sterlite Opportunities and Ventures Limited	10.51
	1,006.76	940.73
8) Purchase of Power
(i) Sterlite Energy Limited	39.50	—
9) Purchase of raw material
(i) Bharat Aluminium Company Limited	13.22	30.86
(ii) Madras Aluminum Company Limited	—	3.32
(iii) Sterlite Industries (India) Limited	—	0.03
(iv) Sterlite Energy Limited	0.37	—
	13.59	34.21
10) Sale of Finished goods
(i) Bharat Aluminium Company Limited - Sales Basis	7.47	178.39
(ii) Bharat Aluminium Company Limited - Conversion	666.78	390.05
	674.25	568.44
		—
11) Sale of Power
(i) Sterlite Energy Limited	7.76	—
12) Contribution to CSR
(i) Vedanta Foundation	2.48	2.82
	2.48	2.82
13) Corporate Guarantee issued on our behalf
(i) Sterlite Industries (India) Limited	4,538.40	4,638.62
	4,538.40	4,638.62
14) Debit Balances as at March 31
(i) Sterlite Energy Limited	4.04	11.61
(ii) Sterlite Iron & Steel Company Limited	—	0.04
(iii) Sesa Goa Limited	0.05	0.52
(iv) Allied Port Services Private Limited	—	1.11
(v) Hindustan Zinc Limited	0.21	0.29
(vi) Madras Aluminium Company Limited	0.02	0.03
(vii) Bharat Aluminium Company Limited	124.43	107.44
(viii) Vizag Cargo Berth Private Limited	0.06	0.10
(ix) Talwandi Sabo Power Limited	0.12	—
	128.93	121.12
15) Credit Balances as at March 31
(i) Sterlite Industries (India) Limited	482.03	160.05
(ii) Vedanta Resources Holding Limited	3.39	2.91
(iii) Welter Trading Limited	7.72	34.50
(iv) Anil Agarwal Foundation	0.00	0.03
(v) Sterlite Opportunities and Ventures Limited	9.46	—
	502.59	197.49
16) Investments as at March 31
(i) Allied Port Services Private Limited (Optionally Fully Convertible Debentures)	—	45.99
(ii) Allied Port Services Private Limited (Equity Shares)	—	0.01
(iii) Investment in Associate - Raykal Aluminium Company Private Limited	200.70	—
	200.70	46.00

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

26.20. As per Section 117 C of the Companies Act, 1956, a Company shall create debenture redemption reserve for the redemption of debentures to which adequate amount shall be credited, from out of its profits every year until such debentures are redeemed. The Company has created debenture redemption reserve to the extent of available profits and transferred Rs. Nil (2011: Nil) to the Debenture Redemption Reserve.

26.21. Earnings per share (EPS): (Rs. in Crore except for share data and EPS)

(a) Continuing Operations

Particulars	2012	2011
Net Profit / (Loss) for the year *	(156.37)	67.69
Nominal value of Equity share (Rs.)	2/-	2/-
Number of equity shares for basic earnings	854,656,250	854,656,250
Weighted average number of equity shares for basic / diluted earnings	854,656,250	854,656,250
Earnings per share, from continuing operations—Basic and Diluted (Rs.)	(1.83)	0.79

(b)	Total Operations

Particulars	2012	2011
Loss for the year *	(2,617.88)	(959.21)
Nominal value of Equity share (Rs.)	2/-	2/-
Number of equity shares for basic earnings	854,656,250	854,656,250
Weighted average number of equity shares for basic / diluted earnings	854,656,250	854,656,250
Earnings per share—Basic and Diluted (Rs.)	(30.63)	(11.22)

*	9% Redeemable Cumulative Preference share has been accounted as financial liability as per the requirement of ‘Accounting Standard – 30, Financial Instruments: Recognition and Measurement’. In view of this, dividend and premium on redemption on these preference shares have been accounted using the principles of effective interest method. The above loss for the year considered for the purpose of calculation of earnings per share is after accounting for dividend and premium on redemption.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

26.22. Disclosure on Discontinuing Operations:

Discontinuing operations

During the year, pursuant to the approval of the Board of Directors in their meeting held on 25 February 2012 the Company has proposed to transfer its Aluminium Business to M/s Sesa Sterlite Limited (“Sesa Sterlite”) subject to the approval from the Hon’ble High Court of Chennai and Goa. The Statement of Profit and Loss for the year ended 31 March 2012 and carrying amount of Assets and Liabilities of the discontinued business as at the year end are as under:

	For the year ended 31 March, 2012	For the year ended 31 March, 2011
Profit / (Loss) from ordinary activities	(Rs. In Crore)	(Rs. In Crore)
Revenue from operations	6,366.92	5,132.79
Less: Excise Duty	(615.79)	(498.94)

	5,751.13	4,633.85
Other income	59.26	122.96

Total revenue	5,810.39	4,756.81

Cost of materials consumed	4,363.71	3,284.58
Purchases of Stock-in-Trade	—	99.53
Changes in inventories of finished goods work-in-progress and Stock-in-Trade	(184.17)	(129.42)
Employee benefits expense	206.95	182.86
Finance costs	2,037.42	1,104.21
Mark to Market Gains on Derivatives	(31.72)	(164.79)
Depreciation and amortization expense	790.12	729.32
Other expenses	1,089.59	655.69

Total expenses *	8,271.90	5,761.98

* total expenses includes expenses aggregating Rs. 2,667.63 crore (2011: Rs. 1,859.05 crore) cost of power generated and consumed captively.

Less: Transferred to capital work-in-progress (net)	—	3.36

Loss before tax from ordinary activities	(2,461.51)	(1,008.53)

Tax expense
- MAT Credit Reversal / (Entitlement)	—	18.37

Loss after tax of discontinuing operations	(2,461.51)	(1,026.90)

	As at 31 March,	As at 31 March,
	2012	2011
	Rs. In Crore	Rs. In Crore
Carrying amount of assets as at the Balance Sheet date relating to the discontinued business to be disposed off	25,540.12	23,059.72
Carrying amount of liabilities as at the Balance Sheet date relating to the discontinued business to be settled	27,478.08	23,676.22

	For the year ended 31 March, 2012	For the year ended 31 March, 2011
	(Rs. In Crores)	(Rs. In Crores)
Net cash flow attributable to the discontinued business
Cash flows from operating activities	229.05	410.53
Cash flows from investing activities	(1,125.88)	(3,199.54)
Cash flows from financing activities	1,053.22	2,765.45

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

26.23. The Revised Schedule VI has become effective from 1 April, 2011 for the preparation of financial statements. This has significantly impacted the disclosure and presentation made in the financial statements. Previous year's figures have been regrouped / reclassified wherever necessary to correspond with the current year's classification / disclosure.

26.24. Reconciliations from Indian GAAP to International Financial Reporting Standards

Reconciliations of the equity, comprehensive income and cash flows of Vedanta Aluminium Limited (the “Company”) from Generally Accepted Accounting Principle in India (“Indian GAAP” or “IGAAP”) to International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) has affected the Company’s financial position, financial performance and cash flow are set out in the following tables and the notes that accompany the tables.

Basis of preparation of the reconciliation

The Company prepares its financial statements in Indian rupees in accordance with Indian GAAP, which differ in certain respects from IFRS. The significant differences between IGAAP and IFRS, which impact equity as at March 31, 2012 and March 31, 2011 and comprehensive income for the year ended March 31, 2012 and March 31, 2011, are shown as reconciling amounts in the reconciliation tables below and are discussed in the notes that accompany the tables.

a. Reconciliation of equity

			As at March 31,
			2012	2011
Particulars	Notes		(Rs. in crores)	(Rs. in crores)
Equity attributable to equity holders of the company as per IGAAP			(2,217)	817
Adjustment for:
Property, plant and equipment and depreciation	d	(i)	(529)	(176)
Inventories	d	(ii)	(1)	—

Equity attributable to equity holders of the company under IFRS			(2,747)	641

b. Reconciliation of total comprehensive income

			For the year ended March 31,
			2012	2011
Particulars	Notes		(Rs. in crores)	(Rs. in crores)
Comprehensive income as per IGAAP			(2,618)	(959)
Adjusted for:
Finance and other costs	d	(i)	(377)	(100)
Depreciation	d	(i)	24	18
Inventories	d	(ii)	—	—

Total impact of all adjustments			(353)	(82)

Comprehensive income as per IFRS			(2,971)	(1,041)

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

c. Reconciliation of Cash flows

			(Rs. in crores)
			For the year ended March 31,
			2012			2011
Particulars	Note		IGAAP	Adjustments	IFRS	IGAAP	Adjustments	IFRS
Net cash flow from operating activities	(i	)	231	(1,817)	(1,586)	487	(1,893)	(1,406)
Net cash flow from investing activities	(i	)	(1,150)	(252)	(1,402)	(3,217)	318	(2,899)
Net cash flow from financing activities	(i	)	1,075	2,069	3,144	2,706	1,575	4,281

Net increase / (Decrease) in cash and cash equivalents			156	—	156	(24)	—	(24)

Cash and cash equivalents at the beginning of the period			87	—	87	111	—	111

Cash and cash equivalents at the end of period			243	—	243	87	—	87

i.	IGAAP requires cash flows from the purchase and sale of short-term investments and income from investments to be classified within “Investing activities” and interest paid on borrowings to be classified within “Financing activities”.

IFRS permits classification of cash flows from purchase and sale of short-term investments, income from investments and interest paid on borrowings within “Operating activities”.

Consequently, net cash flows from operating activities under IFRS are lower by Rs. 1,817 crores and Rs. 1,893 crores during the years ended March 31, 2012 and March 31, 2011 respectively.

Net cash flows from investing activities under IFRS are lower by Rs. 252 crores during the year ended March 31, 2012 and higher by Rs. 318 crores during the year ended March 31, 2011.

Net cash flows from financing activities under IFRS are higher by Rs. 2,069 crores and Rs. 1,575 crores during the years ended March 31, 2012 and March 31, 2011 respectively.

d.	Notes to reconciliation of equity and total comprehensive income

(i)	De-capitalisation of foreign exchange differences and depreciation thereon

IGAAP requires foreign exchange differences arising from long-term foreign currency borrowings for the purchase of fixed assets to be capitalised to the cost of the asset. Such capitalisation is permitted even after the date when the asset is ready-to-use.

IFRS requires such foreign exchange differences to be charged to the Statement of Income in the year when incurred. Consequently, the carrying value of property, plant and equipment under IFRS is lower by Rs. 529 crores and Rs. 176 crores as at March 31, 2012 and March 31, 2011 respectively.

Consequent to the de-capitalisation of foreign exchange differences, finance and other costs under IFRS are higher by Rs. 377 crores and Rs. 100 crores for the years ended March 31, 2012 and March 31, 2011 respectively.

Historical Audited Financial Statements relating to

Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

The aforementioned de-capitalisation of foreign exchange differences and the resultant reduction in carrying value of property, plant and equipment would result in reduction of depreciation expense under IFRS by Rs. 24 crores and Rs. 18 crores for the years ended March 31, 2012 and March 31, 2011 respectively.

(ii)	Inventories

Decrease in the carrying value of property, plant and equipment as explained in (i) above has a resultant impact on depreciation costs included as a part of overheads considered for determination of carrying amounts of inventories. Consequent to the decrease in depreciation, the carrying value of inventories under IFRS is lower by Rs. 1 crore as at March 31, 2012. Impact as at March 31, 2011 is negligible.

Due to the aforementioned decrease in carrying value of inventories, cost of sales under IFRS is higher. However, impact for the years ended March 31, 2012 and March 31, 2011 is negligible.

Historical Audited Financial Statements relating to
Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

[Deloitte Haskins & Sells]

AUDITORS’ REPORT ON THE FINANCIAL STATEMENTS

To,

THE BOARD OF DIRECTORS

VEDANTA ALUMINIUM LIMITED

1

We have audited the attached Balance Sheet of VEDANTA ALUMINIUM LIMITED (the Company) as at 31st March, 2012, the Statement of Profit and Loss and the Cash Flow Statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of Company’s management and have been prepared by the management. Our responsibility is to express an opinion on these financial statements based on our audit.

2	We conducted our audit in accordance with generally accepted auditing standards in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give a true and fair view in conformity with the accounting principles generally accepted in India including the early adoption of Accounting Standard 30 “Financial Instruments: Recognition and Measurement” arising from the Announcement of the Institute of Chartered Accountants of India dated 29th March, 2008 as stated in Note 26.4 to the Financial Statements:

Historical Audited Financial Statements relating to
Vedanta Aluminium Limited for the years ended 31 March 2011 and 2012

[Deloitte Haskins & Sells]

a)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2012;

b)	in the case of the Statement of Profit and Loss, of the loss of the Company for the year then ended; and

c)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year then ended.

4	Accounting principles generally accepted in India vary in certain significant respects from accounting principles of the International Financial Reporting Standards as issued by the International Accounting Standards Board. The application of the latter would have affected the determination of losses for each of the two years in the period ended March 31, 2012 and the determination of equity as of March 31, 2012 and 2011, to the extent summarized in Note 26.24 to the financial statements.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

Khurshed Pastakia

Partner

Membership No. 31544

MUMBAI, 21 May, 2012

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Cairn India Limited

Group Financial Statement

For the year ended 31 December 2011

References to “Cairn” and “Cairn Energy” are reference to Cairn India Limited Group.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Cairn India Limited

BOARD OF DIRECTORS

Navin Agarwal (appointed on 16 December 2011)

Tarun Jain (appointed on 16 December 2011)

Priya Agarwal (appointed on 2 January 2012)

Naresh Chandra

Dr Omkar Goswami

Aman Mehta

Edward T Story

Rahul Dhir (Managing Director & Chief Executive Officer)

Indrajit Banerjee (Executive Director & Chief Financial Officer) (resigned on 23 August 2011)

Sir William B.B. Gammell (Chairman) (resigned on 8 December 2011)

Jann Brown(resigned on 8 December 2011)

Malcom Shaw Thoms (resigned on 14 June 2011)

Rick Bott (resigned on 15 June 2011)

Mike Watts (appointed as an alternate Director to Ms. Jann Brown with effect from 26 September 2011 and later ceased to be an alternate Director from 20 October 2011)

COMPANY SECRETARY

Neerja Sharma

STATUTORY AUDITORS

S.R. Batliboi & Co.

Golf View Corporate Tower B

Sector 42, Sector Road

Gurgaon 122 002, India

BANKERS

State Bank of India | Standard Chartered Bank | Deutsche Bank | Citibank

STOCK EXCHANGES LISTED ON

Bombay Stock Exchange Limited

Phiroze Jeejeebhoy Towers,

Dalal Street, Mumbai – 400 001

National Stock Exchange of India Limited

Exchange Plaza, Plot No, C/1, G Block,

Bandra-Kurla Complex, Bandra (E),

Mumbai – 400 051

REGISTERED OFFICE

101, West View

Veer Savarkar Marg

Prabhadevi

Mumbai 400 025, India

Tel +91 22 2433 8306

Fax +91 22 2431 1160

CORPORATE OFFICE

3rd & 4th Floors, Vipul Plaza

Sun City, Sector 54

Gurgaon 122 002, India

Tel +91 124 459 3000

Fax +91 124 288 9320

REGISTRAR & SHARE TRANSFER AGENT

Link Intime India Private Limited

C-13, Pannalal Silk Mills Compound

L.B.S. Marg, Bhandup (West)

Mumbai 400 078, India

REGISTRATION NUMBER

L11101MH2006PLC163934

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Cairn India Limited

Group Income Statement

For the year ending 31 December 2011

	Notes	2011 $m	2010 $m
Revenue
Revenue	2	2,508.6	1,594.2
Exceptional revenue provision	2,4	64.0	—

		2,572.6	1,594.2

Cost of sales
Production costs	3.1	(386.3)	(252.4)
Pre-award costs		(3.0)	(1.9)
Unsuccessful exploration costs		(33.5)	(23.1)
Depletion and decommissioning charge		(444.4)	(351.9)

Gross profit		1,705.4	964.9

Other operating income	2	9.6	11.0
Administrative expenses	3.2	(60.7)	(67.0)

Operating profit	3	1,654.3	908.9

Finance income	6	59.0	24.3
Finance costs before exceptional items	7	(158.5)	(77.4)
Exceptional finance cost	4,7	31.6	—

Finance costs		(126.9)	(77.4)

Profit before taxation		1,586.4	855.8

Taxation
Taxation charge on profit before exceptional items	8	(88.9)	(94.1)
Exceptional tax charge	4	(40.4)	—

Taxation charge on profit	8	(129.3)	(94.1)

Profit for the year attributable to equity holders of the parent		1,457.1	761.7

Earnings per ordinary share – basic (cents)	9	76.60	40.14

Earnings per ordinary share diluted (cents)	9	76.32	39.98

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Cairn India Limited

Group Statement of Comprehensive Income

For the year ending 31 December 2011

	2011	2010
	$m	$m
Profit for the year	1,457.1	761.7

Other comprehensive income
Currency translation differences	(40.3)	2.9

Other comprehensive income for the year	(40.3)	2.9

Total comprehensive income for the year attributable to equity holders of the parent	1,416.8	764.6

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Cairn India Limited

Group Balance Sheet

As at 31 December 2011

		2011	2010
	Notes	$m	$m
Assets
Non-current assets
Intangible exploration/appraisal assets	10	477.1	376.5
Property, plant & equipment – development/producing assets	11	2,135.2	2,196.2
Property, plant and equipment – other	12	3.6	5.4
Intangible assets – other	13	4.0	3.6
Deferred tax assets	18	215.1	80.1
Other non-current assets	15.1	10.8	—
Income tax assets		18.6	—

		2,864.4	2,661.8

Current assets
Inventory	14	28.2	28.7
Trade and other receivables	15	578.0	504.4
Bank deposits	16	864.6	452.6
Cash and cash equivalents	16	589.0	438.5
Derivative financial instruments	24	—	2.9
Income tax assets		74.6	—
Assets held for sale	10.1	24.2	—

		2,158.6	1,427.1

Total assets		5,023.0	4,088.9

Equity and Liabilities
Non-current liabilities
Loans and borrowings	16,20	—	673.7
Obligations under finance leases	19	—	0.6
Provisions	21	103.6	180.7

		103.6	855.0

Current liabilities
Loans and borrowings	16,20	234.7	—
Trade and other payables	17	504.1	409.3
Obligations under finance leases	19	0.5	1.4
Provisions	21	4.4	62.1
Derivative financial instruments	24	3.3	—
Income tax payables		10.4	35.8

		757.4	508.6

Total liabilities		861.0	1,363.6

Equity attributable to equity holders of the parent
Called-up share capital	22	427.6	427.4
Share premium	22	6,784.8	6,778.5
Foreign currency translation	22	(140.3)	(100.0)
Retained earnings		(2,910.1)	(4,380.6)

Total equity		4,162.0	2,725.3

Total equity and liabilities		5,023.0	4,088.9

Signed on behalf of the Board

Rahul Dhir

19th May 2012

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Cairn India Limited

Group Statement of Cash Flows

For the year ended 31 December 2011

		2011	2010
	Notes	$m	$m
Cash flows from operating activities
Profit before taxation		1,586.4	855.8
Exceptional revenue provision		(64.0)	—
Unsuccessful exploration costs		33.5	23.1
Depletion, depreciation, decommissioning and amortisation		451.9	359.1
Share-based payments charge		13.4	15.5
Finance income		(59.0)	(24.3)
Finance costs		158.5	77.4
Exceptional finance costs		(31.6)	—
Interest paid		(47.4)	(67.0)
Income tax paid		(445.6)	(221.5)
Foreign exchange differences		14.3	(1.9)
Movement in inventories		1.1	(18.0)
Trade and other receivables movement		62.3	(210.1)
Trade and other payables movement		23.3	86.5

Net cash generated from operating activities		1,697.1	874.6

Cash flows from investing activities
Expenditure on intangible exploration/appraisal assets		(164.8)	(152.7)
Expenditure on tangible development/producing assets		(520.4)	(456.4)
Purchase of property, plant & equipment—other		(0.5)	(2.9)
Purchase of intangible assets—other		(4.1)	(4.0)
Movement in funds on bank deposits		(459.5)	(185.7)
Interest received		34.4	28.1
Dividend received		17.8	13.9

Net cash used in investing activities		(1,097.1)	(759.7)

Cash flows from financing activities
Arrangement and facility fees		—	(28.5)
Proceeds from exercise of share options		6.8	12.0
Payment of finance lease liabilities		(1.4)	(1.5)
Repayment of borrowings		(371.8)	(307.2)
(Repayment to)/proceeds from issue of debentures		(20.3)	304.6
Net payment to related parties		(2.6)	—

Net cash used in financing activities		(389.3)	(20.6)

Net increase in cash and cash equivalents		210.7	94.3
Cash and cash equivalents at beginning of year		438.5	326.2
Exchange gain/(loss) on cash and cash equivalents		(60.2)	18.0

Closing cash and cash equivalents	16	589.0	438.5

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Cairn India Limited

Group Statements of Changes in Equity

For the year ended 31 December 2011

	Equity share capital	Foreign currency translation	Retained earnings	Total Equity
	$m	$m	$m	$m
At 31 December 2009	7,193.9	(102.9)	(5,157.8)	1,933.2

Profit for the year	—	—	761.7	761.7
Other comprehensive income	—	2.9	—	2.9

Total comprehensive income for the year	—	2.9	761.7	764.6
Exercise of share options by employees	12.0	—	—	12.0
Share-based payments	—	—	15.5	15.5

At 31 December 2010	7,205.9	(100.0)	(4,380.6)	2,725.3

Profit for the year	—	—	1,457.1	1,457.1
Other Comprehensive Income	—	(40.3)	—	(40.3)

Total comprehensive income for the year	—	(40.3)	1,457.1	1,416.8
Exercise of share options by employees	6.5	—	—	6.5
Share-based payments	—	—	13.4	13.4

At 31 December 2011	7,212.4	(140.3)	(2,910.1)	4,162.0

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Notes to accounts (continued)

1	Accounting Policies

Cairn India Limited (‘the Company’ or ‘Cairn’) was incorporated in India on August 21, 2006. The equity shares of the Company are listed in India on the Bombay stock exchange and the National stock exchange. The Company is a subsidiary of Vedanta Resources Plc. The sale of shares of the Company by Cairn UK Holdings Limited, the Company’s erstwhile holding company, and its holding company, Cairn Energy Plc. to Vedanta Resources Plc. and its subsidiaries (collectively the ‘Vedanta group’) was completed on 8 December 2011 and resulted in change of control in the management of the Company and Cairn becoming a subsidiary of Vedanta Resources Plc from that date. The ultimate parent of Cairn is now Volcan Ltd.

The principal activities of the Company and its subsidiary undertakings is exploration and development and production of oil and gas in the Indian sub-continent.

a)	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in US Dollars and all values are rounded to the nearest 0.1 million dollars ($m) except when otherwise indicated.

b)	Accounting standards

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) as they apply to financial statements for the year ended 31 December 2011.

The Company has adopted all new or amended and revised accounting standards and interpretations (‘IFRSs’) endorsed by the European Union effective for the accounting year 2011. Based on an analysis by the Company, the application of the new IFRSs has not had a material impact on the financial statements in 2011 and we do not anticipate any significant impact on future periods from the adoption of these new IFRSs.

New IFRSs that have been issued but not yet come into effect

In addition to the above, a number of new or amended and revised accounting standards and interpretations (IFRSs) have not been endorsed by the European Union and are not yet effective. The Company is assessing the impact of these IFRSs which are not yet effective and does not anticipate any significant impact on the financial statements from the adoption of these standards.

STANDARDS

•	IFRS 9 Financial Instruments (Issued 12 November 2009) and subsequent amendments (amendments to IFRS 9 issued in October 2010 and December 2011)

•	IFRS 10 Consolidated Financial Statements (Issued 12 May 2011)

•	IFRS 11 Joint Arrangements (Issued 12 May 2011)

•	IFRS 12 Disclosures of Interests in Other Entities (Issued 12 May 2011)

•	IFRS 13 Fair Value Measurement (Issued 12 May 2011)

•	IAS 27 Separate Financial Statements (Issued 12 May 2011)

•	IAS 28 Investments in Associates and Joint Ventures (Issued 12 May 2011)

AMENDMENTS

•	Deferred tax: Recovery of Underlying Assets (Amendments to IAS 12) (Issued 20 December 2010)

•	Severe Hyperinflation and Removal of Fixed Dates for First-Time Adopters (Amendments to IFRS 1) (Issued 20 December 2010)

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1) (Issued 16 June 2011)

•	Amendments to IAS 19 Employee Benefits (Issued 16 June 2011)

•	Disclosures–Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (Issued 16 December 2011)

•	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) (Issued 16 December 2011)

•	Government Loans (Amendments to IFRS 1) (Issued 13 March 2012)

INTERPRETATIONS

•	IFRIC Interpretation 20: Stripping Costs in the Production Phase of a Surface Mine (Issued 19 October 2011)

The amendment to IFRS 7 on disclosures on transfers of Financial Assets was published in October 2010 and was adopted by the EU in November 2011 but it is not effective for annual period starting as of 1 January 2011. The company is assessing the impact of this amendment does not anticipate any significant impact on the financial statements from the adoption of this amendment.

c)	Presentation currency

The functional currency of Cairn India Limited, the parent company within the Cairn India Group, is Indian Rupee. These accounts have been presented in US Dollars ($), the functional currency of most companies within the Cairn India Group. It is deemed to be more appropriate to present the financial statements in line with the functional currency of the majority of the Cairn India Group. The Cairn India Group’s policy on foreign currencies is detailed in note 1(o).

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

d)	Basis of consolidation

The consolidated financial information incorporates the results of the Company and all its subsidiaries, being the companies that it controls. This control is normally evidenced when the Cairn India Group is able to govern a company’s financial and operating policies so as to benefit from its activities or where the Cairn India Group owns, either directly or indirectly, the majority of a company’s equity voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control.

All intercompany balances and transactions, including unrealised profits arising from intra-Group transactions, have been eliminated in full.

The results of subsidiaries acquired or sold during the year are consolidated for the periods from, or to, the date on which control passed. Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair value at the acquisition date.

Excess purchase consideration, being the difference between the fair value of the consideration given and the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet as Goodwill.

Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the income statement in the period of acquisition.

Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to purchased goodwill, are finalised within 12 months of the acquisition date.

The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder’s proportion of the net assets or the proportion of the net fair value of the assets, liabilities and contingent liabilities recognised. This accounting choice is made on a transaction by transaction basis.

For acquisitions of additional interests in subsidiaries, where there is no change in control, the Cairn India Group recognises a reduction to the non-controlling interest of the respective subsidiary with the difference between this figure and the cash paid, inclusive of transaction fees, being recognised in equity. In addition, upon dilution of non-controlling interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to non-controlling interest is also recognised in equity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisition expenses are charged to the income statement in line with IFRS 3 (Revised).

e)	Joint Ventures

The Cairn India Group participates in several unincorporated Joint Ventures which involve the joint control of assets used in the Cairn India Group’s oil and gas exploration and producing activities. Cairn India Group accounts for its share of assets, liabilities, income and expenditure of Joint Ventures in which it holds an interest, classified in the appropriate Balance Sheet and Income Statement headings. Cairn India’s principal license interests are jointly controlled assets.

Cairn India principle licence interests are as follows:

Working Interest %
India
Block PKGM-1 (Ravva)	22.50
Block KG-DWN-98/2 (Assets held for sale)	10.00
Block KG-ONN-2003/1	49.00
Block CB/OS-2 Development areas	40.00
Block RJ-ON-90/1 Development areas	70.00
Block KK-DWN-2004/1(relinquished in March 12)	40.00
Block PR-OSN-2004/1	35.00
Block MB-DWN-2009/1	100.00
Block KG-OSN-2009/3	100.00

Sri Lanka
SL-2007-01-001	100.00

A jointly controlled asset (JCA) involves joint control by the Cairn India Group and other venturers of assets contributed to, or acquired for the purpose of, the joint venture, without the formation of a corporation, partnership or other entity.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

e)	Joint Ventures

Where the Cairn India Group’s activities are conducted through JCAs, the Group recognises its share of the jointly controlled assets and liabilities it has incurred, its share of any liabilities jointly incurred with other venturers, income from the sale or use of its share of the joint venture’s output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture and a share of production.

f)	Revenue and other income

Revenue from operating activities

Revenue represents Cairn’s share of oil, gas and condensate production, recognised on a direct entitlement basis calculated after reducing the government share of profit petroleum.

Tariff income received for third party use of operating facilities and pipelines in accordance with agreements.

Other income

Income received as operator from Joint Ventures is recognised on an accruals basis in accordance with Joint Venture agreements and is included within ‘Other operating income’ in the Income Statement. Interest income is recognised on an accruals basis and is recognised within ‘Finance income’ in the Income Statement. Dividend income, recognised within ‘Finance income’ in the Income Statement, is recognised as and when the right to receive dividend is established.

g)	Intangible exploration/appraisal assets and property, plant & equipment—development/producing assets

Cairn follows a successful efforts based accounting policy for oil and gas assets.

Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the Income Statement.

Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence by licence basis. Costs are held, un-depleted, within intangible exploration/appraisal assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised initially within intangible exploration/appraisal assets and subsequently allocated to drilling activities. Exploration/appraisal drilling costs are initially capitalised on a well–by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised intangible exploration/appraisal costs are transferred into a single field cost centre within property, plant and equipment—development/producing assets after testing for impairment (see below). Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the Income Statement.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment—development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of an intangible exploration/appraisal asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the Income Statement. Net proceeds from any disposal of development/producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the Income Statement to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Depletion (Depreciation on development/producing assets)

Cairn depletes separately, where applicable, any significant components within property, plant and equipment—development/producing assets, such as fields, processing facilities and pipelines, which are significant in relation to the total cost of a development/producing asset.

Cairn depletes expenditure on property, plant & equipment—development/producing assets on a unit-of-production basis, based on proved and probable reserves on a field-by-field basis. In certain circumstances, fields within a single development area may be combined for depletion purposes.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

g)	Intangible exploration/appraisal assets and property, plant & equipment—development/producing assets (continued)

Impairment

Intangible exploration/appraisal assets are reviewed regularly for indicators of impairment following the guidance in IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ and tested for impairment where such indicators exist. In such circumstances the exploration/appraisal asset is allocated to property, plant and equipment—development/producing assets within the same operating segment and tested for impairment. Any impairment arising is recognised in the Income Statement for the period. Where there are no development/producing assets within an operating segment, the exploration/appraisal costs are charged immediately to the Income Statement.

Impairment reviews on property, plant and equipment—development/producing assets are carried out on each cash-generating unit identified in accordance with IAS 36 ‘Impairment of Assets’. Cairn’s cash generating units are those assets which generate largely independent cash flows and are normally, but not always, single development areas.

At each reporting date, where there are indicators of impairment, the net book value of the cash generating unit is compared with the associated expected discounted future net cash flows. If the net book value is higher, then the difference is written off to the Income Statement as impairment. Discounted future net cash flows for IAS 36 purposes are calculated using an estimated short and long term oil price of $85/bbl (2010: short and long term oil price of $75/bbl), or the appropriate gas price as dictated by the relevant gas sales contract, escalation for prices and costs of 3%, and a discount rate of 12% (2010: 3% and 12% respectively). Forecast production profiles are determined on an asset-by-asset basis, using appropriate petroleum engineering techniques.

Where there has been a charge for impairment in an earlier period that charge will be reversed in a later period where there has been a change in circumstances to the extent that the discounted future net cash flows are higher than the net book value at the time. In reversing impairment losses, the carrying amount of the asset will be increased to the lower of its original carrying value or the carrying value that would have been determined (net of depletion) had no impairment loss been recognised in prior periods.

Assets held for sale

Explorations assets classified as held for sale is measured at the lower of their carrying amount and fair value less costs to sell.

h)	Property, plant and equipment—other

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use, including relevant borrowing costs and any expected costs of decommissioning. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the income statement in the period in which the costs are incurred. Overhaul expenditure is capitalised.

Property, plant and equipment are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

	Annual Rate (%)		Depreciation Method
Tenants’ improvements	10 – 33	*	straight line
Vehicles and equipment	25 – 50	*	straight line
*	Depreciation is charged over the shorter of the economic life or the remaining term of the lease.

i)	Intangible assets—other

Intangible assets have finite useful lives, are measured at cost less accumulated amortisation and impairment, and amortised over their expected useful economic lives as follows:

	Annual Rate (%)	Amortisation Method
Software costs	25 – 50	straight line

j)	Inventory

Inventories of oil and condensate are stated at the lower of cost and net realisable value, cost is determined on a quarterly weighted average basis.

Inventories of stores and spares are valued at cost or net realizable value whichever is lower. Cost is determined on first in first out (FIFO) basis.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

k)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are categorised as financial assets held at fair value through profit or loss, held-to-maturity investments, and loans and receivables and available-for-sale financial assets. The Company holds financial assets which are classified as loans and receivables only, with the exception of derivative financial instruments which are held at fair value through profit or loss.

Financial liabilities generally substantiate claims for repayment in cash or another financial asset. Financial liabilities are categorised as either fair value through profit or loss or held at amortised cost. All of the Company’s financial liabilities are held at amortised cost, with the exception of derivative financial instruments which are held at fair value through profit or loss.

Financial instruments are generally recognised as soon as the Company becomes party to the contractual regulations of the financial instrument.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. An allowance for impairment for trade receivables is made where there is an event, which based on previous experience, is an indication of a reduction in the recoverability of the carrying value of the trade receivables. Changes in the carrying amount of the allowance account are recognised in the Income Statement or Balance Sheet in accordance with where the original receivable was recognised.

Trade payables

Trade payables are stated at their nominal value.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand, short-term deposits with banks and short-term highly liquid investments that are readily convertible into cash which are subject to insignificant risk of changes in value and are held for the purpose of meeting short-term cash commitments.

Bank deposits

Bank deposits with an original maturity of over three months are held as a separate category of current asset and presented on the face of the Balance Sheet.

Borrowings

Interest bearing loans and overdrafts are recorded at the proceeds received. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis and charged to the income statement using the effective interest method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Convertible bonds

Convertible bonds denominated in the functional currency of the issuing entity are accounted for as compound instruments. The equity components and the liability components are separated out on the date of the issue. The equity component is recognised in a separate reserve and is not subsequently remeasured. The liability component is held at amortised cost. The interest expense on the liability component is calculated by applying the effective interest rate, being the prevailing market interest rate for similar non convertible debt. The difference between this amount and interest paid is added to the carrying amount of the liability component.

Convertible bonds not denominated in the functional currency of the issuing entity or where a cash conversion option exists, are split into two components: a debt component and a component representing the embedded derivative in the convertible bond. The debt component represents a liability for future coupon payments and the redemption on the principal amount. The embedded derivative, a financial liability, represents the value of the option that bond holders have to convert into ordinary shares. At inception the embedded derivative is recorded at fair value and the remaining balance, after deducting a share of issue costs, is recorded as the debt component. Subsequently, the debt component is measured at amortised cost and the embedded derivative is measured at fair value at each balance sheet dates with the change in the fair value recognised in the income statement. The embedded derivative and the debt component are disclosed together and the current/non current classification follows the classification of the debt component which is the host contract.

Derivative financial instruments

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Group enters into forward, option, swap contracts and other derivative financial instruments. The Cairn India Group does not hold derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

k)	Financial instruments (continued)

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement. The hedged item is recorded at fair value and any gain or loss is recorded in the income statement and is offset by the gain or loss from the change in the fair value of the derivative.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the income statement immediately.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

l)	Equity

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

m)	Taxation

Tax expense represents the sum of tax currently payable and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the balance sheet method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Exceptions to this principle are:

•    Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•    Deferred income tax is not recognised on goodwill impairment which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•    Deferred tax assets are recognised only to the extent that it is probable that they will be recovered in future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant Cairn India Group entity intends to settle its current tax assets and liabilities on a net basis.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

n)	Decommissioning and other provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field. Costs arising from the installation of plant and other site preparation work, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the income statement over the life of the operation through the depreciation of the asset, calculated on a unit-of-production basis based on proved and probable reserves and is included in the ‘Depletion and decommissioning charge’ in the Income Statement, and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as a finance cost in the income statement.

Costs for restoration of site damage which is caused on an ongoing basis during production are provided for at their net present values and charged to the income statement as extraction progresses. Where the costs of site restoration are not anticipated to be significant, they are expensed as incurred.

Other provisions are recognised when the Cairn India Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in the income statement as a finance cost. Provisions are reviewed at each balance sheet date and are adjusted to reflect the current best estimate.

o)	Foreign currencies

The functional currency for each entity in the Cairn India Group is determined as the currency of the primary economic environment in which it operates. The functional currency of Cairn India Limited has been assessed as Indian Rupee, based on the relevant indicators. For all other principal operating subsidiaries, the functional currency is US dollars, since that is the currency of the primary economic environment in which it operates. In the financial statements of individual Cairn India Group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in other currencies are translated into functional currency at exchange rates prevailing on the balance sheet date. All exchange differences are included in the income statement, except, where the monetary item is designated as an effective hedging instrument of the currency risk of designated forecast sales, where exchange differences are recognised in equity exchange differences on foreign currency borrowings relating to assets under construction, for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

For the purposes of consolidation, the income statement items of those entities for which the US dollar is not the functional currency are translated into US dollars at the average monthly exchange rates. The related balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of such operations, and on foreign currency borrowings to the extent that they hedge the Cairn India Group’s investment in such operations, are reported in other comprehensive inward and accumulated in equity.

On disposal of a foreign entity, the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation would be recognised in the income statement.

Rates of exchange to $1 were as follows:

	31 December 2011	Average 2011	31 December 2010	Average 2010
Indian Rupee	53.266	46.897	44.712	45.662

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

p)	Employee benefits

Pension schemes

The Cairn India Group operates or participates in a number of insured benefit and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. The cost of providing benefits under the plans is determined each period separately for each plan using the projected unit credit method by independent qualified actuaries.

Actuarial gains and losses arising in the period are recognised in full in the income statement of the period.

For defined contribution schemes, the amount charged to the income statement in respect of pension costs and other post-retirement benefits is the contributions payable in the period.

Share schemes

Certain employees (including executive directors) of the Cairn India Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value at the date at which they are granted. The fair value of share awards with market-related vesting conditions are determined by an external valuer and the fair value at the grant date is expensed on a straight-line basis over the vesting period based on the Cairn India Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations. No adjustment is made to the fair value after the vesting date even if the awards are forfeited or not exercised.

Termination benefits

Cairn recognises a liability for termination benefits at the point where the Cairn India Group is committed to making the payments in return for employee redundancy.

q)	Operating lease commitments

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

r)	Exceptional items

Exceptional items are those items that management considers, by virtue of their size or incidence, should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business. The determination as to which items should be disclosed separately requires a degree of judgement.

s)	Significant accounting judgements, estimates and assumptions

Judgements

In the process of applying Cairn’s accounting policies, the Cairn India Group has made the following judgements, which have the most significant accounting impact in the consolidated financial results:

Ravva arbitration provision

Cairn had fully provided for revenues withheld by buyers in relation to the disputed share of Ravva profit petroleum due to GoI. Pursuant to the receipt of a favourable order from the apex court of Malaysia, the provision has now been released as Cairn believes that the possibility of any liability is now remote. Further details are given in note 4.

Functional currency determination

The determination of functional currency has been done for each individual entity of the Cairn India Group separately. Based on the economic environment and the currency in which revenues and costs are determined Cairn believes that each of the subsidiary undertaking have a US dollar functional currency, However, with respect to Cairn India Limited (standalone entity) the management has assessed Indian Rupee to be its functional currency, as it is domiciled in India and presently does not have any significant revenue except from treasury operations which are earned and retained in Indian Rupee and has all of its funding in Indian Rupee.

Key estimations and assumptions

The Cairn India Group has used estimates and assumptions in arriving at certain figures within the financial statements. The resulting accounting estimates may not equate with the actual results which will only be known in time. Those areas believed to be key areas of estimation are noted below, with further details of the assumptions contained in the relevant note.

Oil and gas reserves

Cairn estimates oil and gas reserves on a proved and probable entitlement interest basis. Gross reserve estimates are based on forecast production profiles over the remaining life of the field, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. Net entitlement reserves estimates are subsequently calculated using the Cairn India Group’s current oil price and cost recovery assumptions.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

1	Accounting Policies (continued)

s)	Significant accounting judgements, estimates and assumptions (continued)

Impairment testing

Discounted future net cash flows for IAS 36 purposes are calculated using commodity price, cost and discount rate assumptions on forecast production profiles. See notes 1(d), 1(g) and 1(k) for further details.

Depletion

Depletion charges are calculated on a field-by-field basis using oil and gas reserve estimates and future capital cost assumptions. See note 1(g).

Decommissioning estimates

The Cairn India Group’s provision for decommissioning oil and gas assets is based on current estimates of the costs for removing and decommissioning producing facilities, the forecast timing of settlement of decommissioning liabilities and the appropriate discount rate. See note 21.

Share-based payments

Charges for share-based payments are based on the fair value at the date of the award. The shares are valued using appropriate modelling techniques and inputs to the models include assumptions on leaver rates, trigger points, discounts rates and volatility. See note 5.

Deferred tax

For certain of the Cairn India Group’s Indian assets, the measurement of deferred tax liabilities requires the estimation of an effective rate of tax to apply over a tax holiday period. This effective rate is determined by the extent to which temporary differences are forecast to unwind during the tax holiday period and requires an estimation of future depletion charges expected to apply to the relevant assets based on current oil and gas reserve estimates. Details on further estimates and assumptions used in calculating deferred tax liabilities are given in note 1(m).

t)	Segmental analysis

For management purposes the Cairn India Group is organised in one business unit which includes the exploration, development and production of oil and gas. No operating segments have been aggregated to form this reportable segment. Management monitors the results of the business unit at the business unit level for the purposes of making decisions about resource management and performance assessment.

The Cairn India Group's management reporting uses IFRS accounting policies as noted above.

u)	Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short term investments is also capitalised to reduce the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Cairn India Group during the period.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

v)	Finance leases

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the Balance Sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Income Statement, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group’s general policy on borrowing costs (see above).

The Group has reviewed the terms and conditions of the lease arrangements and determined that all risks and rewards of ownership lie with the Group and has therefore accounted for the contracts as finance leases.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

2	Revenue and Other Income

	2011	2010
	$m	$m
Revenue from sale of oil, gas and condensate	2,507.7	1,592.8
Tariff income	0.9	1.4

	2,508.6	1,594.2
Exceptional revenue provision (note 4)	64.0	—

Revenue from operating activities	2,572.6	1,594.2
Interest and dividend receivable (note 6)	59.0	24.3
Other operating income – Joint Venture operator fee income	9.6	11.0

Total income	2,641.2	1,629.5

The conditions for approval of the sale of majority shares in the Company to Vedanta Resources plc. (‘Vedanta’) by Cairn Energy plc. included the acceptance of Royalty payable by Oil and Natural Gas Corporation Limited (‘ONGC’), the joint venture partner in Rajasthan block RJ-ON-90/1, as a contract cost being allowable for cost recovery in respect of the said block. Based on the PSC provisions and legal advice received, Cairn India Limited had been consistently of the view that Royalty is not a contract cost and therefore should not be allowable for cost recovery. Cairn India Limited agreed to accept the GoI conditions after the shareholders of the Company approved the acceptance of the said condition, where after the Company recalculated its production entitlement interest based on Royalty paid by ONGC being allowed for cost recovery. Cairn India has recognised a reduction of $536m (including $14m upto 2010) in its revenues for the current year due to said reason.

Revenue is recorded based on the average crude price for the month in which supplies have been made.

All revenues are generated from oil and gas interests based in India and are accounted for after reducing the GoI’s share of profit petroleum of $366.3m (2010: $135.6m)

In 2011, there were three customers who each accounted for more than 10% of revenue from sale of oil, gas and condensate. Revenues attributable to these customers were $1,527.6m, $720.1m and $639.7m. In 2010, two customers who each accounted for more than 10% of revenue from sale of oil, gas and condensate, with revenues attributable to these customers were $853.5m and $351.0m.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

3	Operating Profit

Operating Profit is stated after charging:

	2011	2010
	$m	$m
Pre-award costs	3.0	1.9
Unsuccessful exploration costs	33.5	23.1
Movement in inventory of oil and condensate and spare parts	0.5	18.0
Depletion & decommissioning charge of property, plant & equipment – development/producing assets	444.4	351.9
Depreciation of property, plant & equipment – other	3.7	3.4
Amortisation of intangible assets – other	3.7	3.7
Operating lease costs —land and buildings	0.2	0.4

All profits and losses in the current and preceding periods were derived from continuing operations.

3.1	Production Cost

	2011 $m	2010 $m
Cess	246.9	159.6
Inventory movement of Finished Goods	6.1	(14.8)
Share of expenses from producing oil and gas blocks	121.1	96.7
Production bonus	1.3	1.5
Royalty	4.7	4.9
Miscellaneous	6.2	4.5

	386.3	252.4

3.2	Administrative Expense

	2011 $m	2010 $m
Staff Cost	124.0	119.0
Office & Occupancy Cost	26.0	23.2
Travel & Accommodation	6.3	6.7
Depreciation & Amortization	7.4	7.2
Professional Fees	29.5	30.4
Contract Employee Expenses	19.2	15.7
Less: Recoveries from JVs	(151.7)	(135.2)

	60.7	67.0

4	Exceptional Items

	2011 $m	2010 $m
Revenue	64.0	—
Finance costs	31.6	—
Taxation	(40.4)	—

	55.2	—

Ravva arbitration

The calculation of the GoI’s share of petroleum produced from the Ravva field has been the subject of differing interpretations for some years and an arbitration to settle the matter was launched in 2003. The biggest single issue, the treatment of an item known as the ONGC carry, was found in the Company’s favour by the arbitration panel in 2004. Cairn India Limited’s share of this liability was US$64.0m principal, plus interest of $31.6m.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

4	Exceptional items (continued)

Following the procedure laid out in the Ravva Production Sharing Contract (PSC), the GoI’s appeal was made to the Malaysian courts and in January 2009 they decided to set aside the arbitration award made in favour of Cairn India Limited. Although it is not the final step in the legal process, the GoI then instructed the buyers of the Ravva crude not to pass over the revenues to Cairn until such time as they believed that the liability had been settled in full. The Company at that point created a full provision for the liability in its books of accounts.

A further judgement was delivered by the Malaysian Court of Appeal in September 2009 which reversed the Malaysian Court’s January 2009 ruling and had the effect of reinstating the original award in favour of Cairn India Limited. The GoI applied for leave to appeal this judgment to the Federal Court of Malaysia and the GoI’s application for admission of appeal against the Malaysian Court of appeal’s ruling reinstating the arbitration award in favour of the companies (Cairn /Ravva Oil) which was admitted by the Federal Court of Malaysia.

The appeal filed by the Government of India (‘GoI’) with respect to the ONGC carry cost of Ravva field was dismissed by the Federal Court of Malaysia, the apex court in that country. We believe that any further appeals or challenge by GoI in this regard is extremely remote. Further, no material liability is expected as a result of the final settlement with GoI in this regard.

Currently, the Company will engage GoI for settling the outstanding issues and calculations thereon to give effect of Partial Award with respect to ONGC Carry issue which is in favour of the Company.

Accordingly the Company has reversed the provision earlier created for ONGC carry issue. In 2009 the disputed share of profit petroleum of $64.0m was charged against revenue and the potential interest charge of $31.6m was recognised as a finance cost. An associated deferred tax credit of $40.4m was also recognised, making a net impact on profit after tax of $55.2m.

Till December 2011, $292m of Ravva revenues have been withheld from Cairn. Against these amounts, Cairn has offset $278m of current profit petroleum payments due to GoI.

5	Staff Costs

	2011 $m	2010 $m
Wages and salaries	101.4	92.5
Pension costs	7.2	6.6
Share-based payments charge	15.4	19.9

	124.0	119.0

Staff costs are shown gross before amounts recharged to Joint Ventures and include the costs of share-based payments. The share-based payments charge includes amounts in respect of both equity and cash-settled phantom options.

Pension costs comprise $1.1m (31 December 2010: $1.0m) in respect of defined benefits schemes and $6.1m (31 December 2010: $5.6m) in respect of defined contributions schemes.

The average number of full time equivalent employees, including executive directors and individuals employed by the Cairn India Group working on Joint Venture operations, was:

	2011	2010
Number of employees	1,125	1,079

Cairn India Limited Share Options

Cairn India Group operates a number of share-based schemes in respect of shares in Cairn India Limited for the benefit of its employees. These are outlined below.

Cairn India Limited

Cairn India Senior Management Plan

The Cairn India Senior Management Plan (‘CISMP’) was adopted by the company in November 2006. This is a discretionary arrangement that allowed the Company to grant pre IPO options over its shares to a limited number of its key senior management team. Following the completion of Cairn’s floatation, no further options will be granted pursuant to this arrangement.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

5	Staff Costs (continued)

The vesting conditions for options granted under the CISMP are the successful completion of Cairn’s flotation, the continued employment of the relevant participant within the Cairn India Group over a specified period of time and the achievement of certain specified performance targets relating to the Rajasthan development. Option exercises will be settled by an allotment of shares in Cairn India Limited to the relevant individual.

The options granted under the CISMP are exercisable between 9 January 2007 and 30 April 2011, at Rs.33.70. At 31 December 2011, there were 2,238,078 options outstanding (2010: 2,238,078 options outstanding) with a weighted average remaining contractual life of Nil years (2010: 1.75 years).

The following table details the number and WAEP of share options for the CISMP:

	2011		2010
	Number	WAEP (Rs.)	Number	WAEP (Rs.)
Outstanding at the beginning of the year	2,238,078	33.70	2,238,078	33.70

Outstanding at the end of the year	2,238,078	33.70	2,238,078	33.70

Exercisable at the end of the year	—		—
Weighted average remaining contractual life of outstanding options	nil		1.75 years
The CISMP options have been valued using the Black Scholes model. The main inputs to the model include the number of options, share price, trigger points, discount rate, expected life of the options and volatility. Volatility was determined as the annualized standard deviation of the continuously compounded rates of return on the shares over a period of time.

The fair value of the options is based on an independent valuation using the following assumptions:

Vesting %	25% - 50%
Volatility	39.67% - 45.99%
Risk-free rate	6.82% - 7.46%

Cairn India Employee Stock Option Plan (2006)

The Cairn India Employee Stock Option Plan (2006) – (‘CIESOP’), which was adopted by Cairn India Limited in November 2006, is a discretionary arrangement that allows the Company to grant options over its shares to selected employees.

Under the plan, Cairn will grant options equivalent to 88,265,718 equity shares (when aggregated with the number of options to be granted pursuant to the Cairn India Performance Option Plan (2006) (CIPOP) of the face value of Rs.10 each at an exercise price that will be determined by the Remuneration Committee, but not less than the fair market value of the equity shares on the date of grant to each of the eligible employees of Cairn.

Options will generally vest on the third anniversary of grant, subject to the individuals remaining in employment. In accordance with generally prevailing practice in India, the ability to exercise these options will not be subject to the satisfaction of any additional performance conditions. Option exercises will be settled by an allotment of shares to the relevant individual.

During the year certain options were converted to the CIESOP phantom option plan on identical terms to their grant under the CIESOP plan.

The following table details the number and WAEP of share options issued under the CIESOP at the Balance Sheet date:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	14,045,944	241.09
Granted during the year	4,733,714	327.75
Lapsed during the year	(1,241,561)	271.07
Exercised during the year	(1,741,191)	175.91

Outstanding at the end of the year	15,796,906	271.89

Exercisable at the end of the year	4,192,136
Weighted average fair value of options granted in year	Rs. 190.16
Weighted average remaining contractual life of outstanding options	8.09 years

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

5	Staff Costs (continued)

Cairn India Employee Stock Option Plan (2006) (continued)

The following table details the number and WAEP of share options issued under the CIESOP at 31 December 2010:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	14,932,933	205.82
Granted during the year	3,027,463	331.25
Lapsed during the year	(686,790)	233.78
Exercised during the year	(3,227,662)	164.05

Outstanding at the end of the year	14,045,944	241.09

Exercisable at the end of the year	2,772,707
Weighted average fair value of options granted in year	Rs. 141.56
Weighted average remaining contractual life of outstanding options	8.28 years

The CIESOP options have been valued using the Black Scholes model. The main inputs to the model are as per the CISMP above.

The fair value of the options is based on an independent valuation using the following assumptions:

Vesting %	100%
Volatility	36.4% - 53.73%
Risk-free rate	6.91% - 9.2%

CIESOP share options were exercised on a regular basis throughout the year. The weighted average share price during 2011 was Rs. 325.30 (2010: Rs. 309.48).

Cairn India Performance Option Plan (2006)

The Cairn India Performance Option Plan (‘CIPOP’) was adopted by Cairn India in November 2006, and is a discretionary arrangement that allows the company to grant options over its shares to selected employees and executive directors.

Under the plan, Cairn India will grant options equivalent to 88,265,718 equity shares (when aggregated with the number of options to be granted pursuant to the CIESOP) of the face value of Rs.10 each at an exercise price of Rs.10 each to each of the eligible employees of the Cairn India.

The vesting of these options will generally be dependent on both continued employment and the extent to which predetermined performance conditions are met over a specified period of at least three years. Initially, the performance condition attached to options granted pursuant to the CIPOP will be based on the total shareholder return (TSR) of Cairn India compared to the TSR of a group of exploration, production and integrated oil companies.

During the year certain options were converted to the CIPOP phantom option plan on identical terms to their grant under the CIPOP plan.

The following table details the number and WAEP of share options issued under the CIPOP at the Balance Sheet date:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	2,439,652	10.00
Granted during the year	1,006,415	10.00
Lapsed / Converted to phantom options during the year	(711,932)	10.00
Exercised during the year	(491,036)	10.00

Outstanding at the end of the year	2,243,099	10.00

Exercisable at the end of the year	415,430
Weighted average fair value of options granted in year	Rs 316.80
Weighted average remaining contractual life of outstanding options	1.36 years

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

5	Staff Costs (continued)

Cairn India Performance Option Plan (2006) (continued)

The following table details the number and WAEP of share options issued under the CIPOP at 31 December 2010:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	2,817,814	10.00
Granted during the year	584,144	10.00
Lapsed during the year	(121,378)	10.00
Exercised during the year	(840,928)	10.00

Outstanding at the end of the year	2,439,652	10.00

Exercisable at the end of the year	—
Weighted average fair value of options granted in year	Rs 323.39
Weighted average remaining contractual life of outstanding options	1.57 years

The CIPOP options have been valued using the Black Scholes model. The main inputs to the model are as per the CISMP above.

The fair value of the options is based on an independent valuation using the following assumptions:

Vesting %	100%
Volatility	36.40% - 53.73%
Risk-free rate	5.78% - 9.37%

CIPOP share options were exercised on a regular basis throughout the year. The weighted average share price during 2011 was Rs. 325.30 (2010: Rs. 309.48).

Cairn India Employee Share Related Bonuses

Cairn India granted benefits to certain employees whereby they receive a cash sum that is calculated by reference to the improvement in Cairn India share price.

The vesting of these cash-settled ‘phantom options’ will generally be dependent on both continued employment and the extent to which the predetermined performance conditions of the CIESOP and CIPOP are met over a specified period of three years.

During the year certain options were converted to the CIESOP and CIPOP phantom option plan on identical terms to their grant under the CIESOP and CIPOP plan.

The following table details the number and WAEP of cash-settled ‘phantom options’ at the Balance Sheet date:

	CIESOP Phantom		CIPOP Phantom
	Number	WAEP (Rs.)	Number	WAEP (Rs.)
Outstanding at the beginning of the year	453,898	252.79	1,517,581	10.00
Granted / Converted from equity options during the year	66,385	327.75	885,402	10.00
Lapsed during the year	(104,570)	272.31	(250,660)	10.00
Exercised during the year	(152,002)	227.00	(339,809)	10.00

Outstanding at the end of the year	263,711	278.79	1,812,514	10.00

Exercisable at the end of the year	—		135,376
Weighted average fair value of options granted in year	92.21		325.69
Weighted average remaining contractual life of outstanding options	1.21		1.20

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

5	Staff Costs (continued)

The following table details the number and WAEP of cash-settled ‘phantom options’ at 31 December 2010:

	CIESOP Phantom		CIPOP Phantom
	Number	WAEP (Rs.)	Number	WAEP (Rs.)
Outstanding at the beginning of the year	1,233,499	189.87	2,422,962	10.00
Granted during the year	93,572	331.25	354,711	10.00
Lapsed during the year	(33,842)	143.62	(72,809)	10.00
Exercised during the year	(839,331)	173.46	(1,187,283)	10.00

Outstanding at the end of the year	453,898	252.79	1,517,581	10.00

Exercisable at the end of the year	—		—
Weighted average fair value of options granted in year	124.37		324.37
Weighted average remaining contractual life of outstanding options	1.32		1.55

The cash-settled phantom options have been valued using the Black Scholes model. The main inputs to the model are as per the CISMP above.

The fair value of the options is based on an independent valuation using the following assumptions:

	CIESOP Phantom	CIPOP Phantom
Vesting %	100%	100%
Volatility	22.55% - 49.69%	22.55% - 49.69%
Risk-free rate	4.86% - 9.59%	4.86% - 9.59%

CIESOP and CIPOP Phantom options were exercised on a regular basis throughout the year. The weighted average share price during 2011 was Rs. 325.30 (2010: Rs. 309.48).

6	Finance Income

	2011	2010
	$m	$m
Bank interest	35.5	10.3
Dividend income	22.9	13.9
Other interest	0.6	0.1

	59.0	24.3

7	Finance Costs

	2011	2010
	$m	$m
Bank loan and overdraft interest	26.2	68.4
Other finance charges	26.0	22.5

	52.2	90.9
Less: borrowing costs capitalised (note 11)	(8.4)	(28.5)

	43.8	62.4
Other finance costs – unwinding of discount	9.1	2.6
– fair value movement on currency exchange options	2.2	2.0
Exchange loss	103.4	10.4

	158.5	77.4
Exceptional interest on Ravva arbitration (note 4)	(31.6)	—

	126.9	77.4

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

8	Taxation

Analysis of tax expense in the year

	Notes	2011	2010
		$m	$m
Current tax:
Indian Regular Tax on profits for the year at 42.07% (2010: 42.23%)		16.0	28.4
Indian Regular Tax on profits for the year at 32.64% (2010: 33.47%)		1.5	(1.3)
Indian Minimum Alternate Tax on profits for the year at 19.33% ( 2010: 17.95%)		324.6	208.8
Overseas taxes		2.0	2.9
Adjustments in respect of prior periods		(20.8)	14.4
Withholding taxes deducted at source		—	0.1

Total current tax charge		323.3	253.3

Deferred tax:

Temporary differences in respect of non-current assets		101.6	(73.6)
Other temporary differences		(336.0)	(85.6)

		(234.4)	(159.2)

Exceptional deferred tax
Temporary differences in respect of Ravva arbitration	4	40.4	—

		40.4	—

Total deferred tax charge / (credit)	18	(194.0)	(159.2)

Tax charge on profit		129.3	94.1

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

8	Taxation (continued)

A reconciliation of income tax expense applicable to profit before income tax at the applicable tax rate to income tax expense at the Cairn India Group’s effective income tax rate is as follows:

	2011	2010
	$m	$m
Profit before taxation	1,586.4	855.8

Tax at the weighted average rate of corporation tax of 42.47% (2010:42.71%)	673.6	365.5

Effects of:
Minimum Alternate Tax payable / (available for credit with respect to earlier years)	(61.2)	56.8
Adjustments in respect of prior periods—current tax	(20.8)	14.4
Temporary differences not recognised	(14.2)	7.0
Share-based payments	3.3	4.1
Indian tax holiday	(512.8)	(205.4)
Other non-deductible expenses and non-taxable income	1.5	0.9
Withholding tax	—	0.1
Foreign exchange movements	59.9	(17.4)
Brought forward losses utilized	—	(131.9)

Total tax expense	129.3	94.1

The applicable tax rate was the weighted average rate for the period of the Indian, Netherlands, Australian, United Kingdom, Jersey, Sri Lankan, Singaporean and Mauritian tax rates. On 1 April 2011, the Indian Minimum Alternate Tax rate increased from 19.00% to 19.44%, resulting in an average rate for the period ended 31 December 2011 of 19.32%. There were no other major changes in the statutory tax rates applying in each of these jurisdictions, however, the weighted average rate is subject to fluctuations from year to year based on the level of profits and losses which arise to the Cairn India Group in each jurisdiction.

At 31 December 2011, Cairn (standalone entity) had losses of approximately $107.7m (2010: $117.3m) available for offset against future trading profits chargeable to Indian Corporate Income Tax and had capital losses of $42.7m (2010: nil) available for offset against future long term capital gain. Under Indian tax laws, losses may be carried forward for a period of up to eight years. These losses have not been recognised for deferred tax purposes as it is not considered probable that they will be utilised against future trading profits chargeable to Indian tax.

At 31 December 2011, Cairn had no losses (2010: $178.6m) available for offset against future trading profits chargeable to UK Corporation Tax. The trading losses as at the end of 2010 were not recognised for deferred tax as it was not probable that they could be availed for claiming tax benefits in future periods. Under UK tax law, losses may generally be carried forward indefinitely.

Tax losses incurred in one jurisdiction cannot usually be offset against profits or gains arising in another jurisdiction.

9	Earnings per Ordinary Share

The earnings per ordinary share is calculated on a profit of $1,457.1m for 2011 (2010: $761.7m) and on a weighted average of 1,902,145,647 ordinary shares for 2011 (2010: 1,897,538,765).

The diluted earnings per ordinary share is calculated on the above profit and on 1,909,223,763 ordinary shares for 2011 (2010: 1,905,204,908). The ordinary shares used in the diluted earnings per share calculation is the sum of the weighted average ordinary shares referred to above plus 7,078,116 for 2011 (2010: 7,666,143) dilutive potential ordinary shares relating to share options.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

10	Intangible Exploration/Appraisal Assets

$m
At 1 January 2010	340.6
Additions	60.8
Unsuccessful exploration costs	(23.1)
Foreign exchange	(1.8)

At 1 January 2011	376.5
Additions	163.1
Transfer to asset held for sale	(24.2)
Unsuccessful exploration costs	(33.5)
Foreign exchange	(4.8)

At 31 December 2011	477.1

Net book value at 31 December 2011	477.1

Net book value at 31 December 2010	376.5

Exploration costs transferred to assets held for sale during 2011 of $24.2m represents net book value of KG-DWN-98/2 block which is proposed to be assigned outside Cairn India Group.

Exploration assets include $127.4m ( 2010 : $19m) with respect to assets held in Sri Lanka.

At the period end, the Cairn India Group reviews intangible exploration/appraisal assets for indicators of impairment defined under IFRS 6. Where an indicator is identified, the asset is tested for impairment. No indicators of impairment have been identified at the Balance Sheet date or at the preceding period ends.

10.1	Assets held-for-sale

	2011	2010
	$m	$m
Gross intangible exploration/appraisal assets	56.2	—
Cumulative unsuccessful exploration costs	32.0

Net intangible exploration/appraisal assets	24.2	—

Farm-out Proposal:

ONGC has agreed to a cash purchase of Cairn’s share in the block KG-DWN-98/2 that covers Cairn’s past costs in the block. The board approved this transaction in December 2011.

Based on the board approval, Heads of Agreement (HOA) was signed between the Company and ONGC on 11 January 2012. As per Conditions Precedent stipulated in the HOA, both parties shall reach an agreement on finalization on the final sum as soon as possible.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

11	Property, Plant & Equipment—Development/Producing Assets

$m
Cost
At 1 January 2010	2,163.3
Additions	716.6

At 1 January 2011	2,879.9
Additions	383.4

At 31 December 2011	3,263.3

Depletion and decommissioning
At 1 January 2010	331.8
Charge for the year	351.9

At 1 January 2011	683.7
Charge for the year	444.4

At 31 December 2011	1,128.1

Net book value at 31 December 2011	2,135.2

Net book value at 31 December 2010	2,196.2

Included within additions during the year is an amount of $8.4m for 2011 (2010: $28.5m) of directly attributable borrowing costs. During the year 15.2% (2010: 39.7%) of the total borrowing costs is capitalised.

The net book value at 31 December 2011 includes $278.7m (2010: $135.3m) in respect of assets under construction which are not yet subject to depletion.

At the year end the Cairn India Group reviewed the carrying value of cash generating units within property, plant & equipment – development/producing assets for indicators of impairment or reversal of prior year impairment. This review determined that no indicators existed. No indicators of impairment existed at 31 December 2010.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

12	Property, Plant & Equipment—Other

	Tenants’ improvements $m	Vehicles and equipments $m	Total $m
Cost
At 1 January 2010	8.6	6.0	14.6
Additions	—	2.9	2.9
Disposals	—	(0.9)	(0.9)

At 1 January 2011	8.6	8.0	16.6
Additions	—	1.9	1.9
Disposals	—	(0.9)	(0.9)

At 31 December 2011	8.6	9.0	17.6

Depreciation
At 1 January 2010	5.2	3.5	8.7
Charge for the year	1.8	1.6	3.4
Transfer between categories	(0.9)	0.9	—
Disposals	—	(0.9)	(0.9)

At 1 January 2011	6.1	5.1	11.2
Charge for the year	1.4	2.3	3.7
Disposals	—	(0.9)	(0.9)

At 31 December 2011	7.5	6.5	14.0

Net book value at 31 December 2011	1.1	2.5	3.6

Net book value at 31 December 2010	2.5	2.9	5.4

The net book value of assets held under finance leases or hire purchase contracts at 31 December 2011 was $1.0m (2010: $2.4m). There were no additions during the year (2010: nil) of property, plant & equipment – other held under finance leases or hire purchase contracts. Leased assets are pledged as security for the related finance lease or hire purchase liability.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

13	Intangible Assets – Other

	Software costs $m	Total $m
Cost
At 1 January 2010	14.3	14.3
Additions	4.0	4.0
Disposals	(2.0)	(2.0)

At 1 January 2011	16.3	16.3
Additions	4.1	4.1
Disposals	(0.5)	(0.5)

At 31 December 2011	19.9	19.9

Amortisation and impairment
At 1 January 2010	10.7	10.7
Charge for the year	3.7	3.7
Disposals	(1.7)	(1.7)

At 1 January 2011	12.7	12.7
Charge for the year	3.7	3.7
Disposals	(0.5)	(0.5)

At 31 December 2011	15.9	15.9

Net book value at 31 December 2011	4.0	4.0

Net book value at 31 December 2010	3.6	3.6

Net book value at 1 January 2010	3.6	3.6

14	Inventory

	2011 $m	2010 $m
Oil and condensate inventories	19.5	25.6
Spare parts inventories	8.7	3.1

	28.2	28.7

15	Trade and Other Receivables

	2011 $m	2010 $m
Trade receivables	300.5	254.4
Other debtors	36.1	47.3
Joint Venture debtors	237.7	199.8

	574.3	501.5
Prepayments	3.7	2.9

	578.0	504.4

Due to the nature of the business, 7 customers for 31 December 2011 (31 December 2010:8 customers) account for 100% of trade receivables.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

15	Trade and Other Receivables (continued)

As at 31 December 2011, the ageing analysis of trade and other receivables, excluding prepayments, is set out below:

	Total $m	< 30 days $m	30-60 days $m	60-90 days $m	90-120 days $m	>120 days $m
2011
Neither past due nor impaired	482.3	482.3	—	—	—	—
Past due but not impaired	92.0	6.0	16.6	15.6	41.9	11.9
Past due and impaired	120.8	—	—	—	—	120.8
Allowance for doubtful debts	(120.8)	—	—	—	—	(120.8)

As at 31 December 2011	574.3	488.3	16.6	15.6	41.9	11.9

2010
Neither past due nor impaired	471.2	471.2	—	—	—	—
Past due but not impaired	30.3	26.3	0.6	0.6	1.2	1.6
Past due and impaired	83.7	—	—	2.5	—	81.2
Allowance for doubtful debts	(83.7)	—	—	(2.5)	—	(81.2)

As at 31 December 2010	501.5	497.5	0.6	0.6	1.2	1.6

The movement in allowance for doubtful debts individually or collectively impaired is set out below:

	Trade receivables $m	Other debtors $m	Joint venture debtors $m	Total $m
As at 1 January 2011	—	—	83.7	83.7
Increase in allowance capitalised in the Balance Sheet	—	—	36.3	36.3

At 31 December 2011	—	—	120.0	120.0

In determining the recoverability of a trade or other receivable, the Cairn India Group carries out a risk analysis based on the type and age of the outstanding receivable.

Included in the allowance for doubtful debts are individually impaired Joint Venture debtors for 31 December 2011 with a balance of $120m (2010: $83.7m). These predominantly relate to outstanding Rajasthan cash calls which are currently being pursued by management.

15.1 Other non-current assets

	2011 $m	2010 $m
Site restoration fund deposit	10.8	—

	10.8	—

Site restoration fund consists of Cairn’s share of contribution towards site restoration liability of Ravva and CB/OS-2 block. As per production sharing contract, these funds can only be used for the purpose of site restoration liability.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

16	Net Funds

	1 January 2011 $m	Cash flow $m	Exchange movements $m	31 December 2011 $m
Bank deposits	452.6	459.6	(47.6)	864.6
Cash at bank	83.5	33.3	(1.1)	115.7
Short term deposits	355.0	177.3	(59.0)	473.3

Cash and cash equivalents	438.5	210.6	(60.1)	589.0
Loans and borrowings (note 20)	(673.7)	439.0	—	(234.7)

Net cash	217.4	1,109.2	(107.7)	1,218.9
Obligation under finance lease (note 19)	(2.0)	1.4	0.1	(0.5)

Net funds	215.4	1,110.6	(107.6)	1,218.4

	1 January 2010 $m	Cash flow $m	Exchange movements $m	31 December 2010 $m
Bank deposits	267.4	185.7	(0.5)	452.6
Cash at bank	28.3	55.3	(0.1)	83.5
Short term deposits	297.9	39.0	18.1	355.0

Cash and cash equivalents	326.2	94.3	18.0	438.5
Loans and borrowings (note 20)	(666.1)	2.6	(10.2)	(673.7)

Net cash	(72.5)	(282.6)	7.3	217.4
Obligation under finance lease (note 19)	(3.5)	1.5	—	(2.0)

Net funds	(76.0)	284.1	7.3	215.4

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods from overnight deposits to three months depending on the cash requirements of the Cairn India Group.

17	Trade and Other Payables

	2011 $m	2010 $m
Trade payables	7.6	4.7
Amounts owed to parent and fellow subsidiaries	—	1.2
Amount owed to subsidiaries of Cairn Energy plc, a company which holds over 20% of the equity of the Cairn as at 31 December 2011	0.7	—
Other taxation and social security	2.7	8.4
Other creditors	60.3	70.3
Joint venture creditors	137.1	119.8
Accruals	18.5	27.2
Joint venture accruals	277.2	177.7

	504.1	409.3

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

18	Deferred Taxation

	Assets $m	Liabilities $m	$m
At 1 January 2010	—	(79.1)	(79.1)
Charge to Income Statement	80.1	79.1	159.2

At 1 January 2011	80.1	—	80.1
Charge to Income Statement	194.0	—	194.0
Foreign exchange	(59.0)		(59.0)

At 31 December 2011	215.1	—	215.1

	Assets $m	Liabilities $m	$m
Deferred taxation – India
Accelerated allowances	(172.4)	—	(172.4)
Unused tax credits – MAT credits	367.7	—	367.7
Other temporary differences	19.8	—	19.8

Total deferred taxation as at 31 December 2011	215.1	—	215.1

	Assets $m	Liabilities $m	$m
Deferred taxation – India
Accelerated allowances	(60.1)	—	(60.1)
Unused tax credits – MAT credits	91.2	—	91.2
Other temporary differences	49.0	—	49.0

Total deferred taxation as at 31 December 2010	80.1	—	80.1

At the Balance Sheet date, a deferred tax asset was not recognised in respect of Cairn India Group losses $150.4m for 2011 (2010: $265.8m) where it is not probable that they can be utilised in future periods.

18.1	Income Tax assets

Non Current Income Tax Assets represent amounts paid to tax authorities in respect of which litigations are in progress (Refer Note 28). Current income tax assets represent taxes paid (including taxes withheld by customers) in excess of the regular tax liabilities and hence recoverable from the tax authorities.

19	Obligations under finance leases

The Cairn India Group has acquired certain items of tenants’ improvements and office equipment on finance leases, all of which provide the specific entity which holds the lease with the option to purchase. Future finance lease commitments are as follows:

	Minimum lease payments		Present value of minimum lease payments
	2011 $m	2010 $m	2011 $m	2010 $m
Amounts payable:
Within one year	0.5	1.5	0.5	1.4
Between two and five years	—	0.6	—	0.6

	0.5	2.1	0.5	2.0
Less: future finance charges	—	(0.1)	—	—

Present value of lease obligations	0.5	2.0	0.5	2.0

The average lease term is between 3 and 6 years. For the year ended 31 December 2011, the average effective borrowing rate was 24.23% (2010: 23.88%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The fair value of the Cairn India Group’s lease obligations approximates their carrying amount. The Cairn India Group’s obligations under finance leases are secured by the lessors’ rights over the leased assets.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

20	Loans and borrowings

	2011 $m	2010 $m
Loans and borrowings	234.7	673.7

Current	234.7	—

Non-current	—	673.7

Details on the Cairn India Group’s loan facilities can be found in note 23.

21	Provisions

	Decommissioning $m	Other provisions $m	Ravva arbitration provision $m	Total $m
At 1 January 2010	27.0	9.2	30.6	66.8
Change in decommissioning estimate	147.6	—	—	147.6
Increase of provision	—	0.8	28.2	29.0
Provision utilised	—	(3.2)	—	(3.2)
Discount unwound in the year	2.6	—	—	2.6

At 1 January 2011	177.2	6.8	58.8	242.8
Change in decommissioning estimate	(84.3)	—	—	(84.3)
Increase / (reversal) in provision	—	3.5	(58.8)	(55.3)
Provision utilised	—	(4.3)	—	(4.3)
Discount unwound in the period	9.1	—	—	9.1

At 31 December 2011	102.0	6.0	—	108.0

At 31 December 2011
Current	—	4.4	—	4.4
Non-current	102.0	1.6	—	103.6

	102.0	6.0	—	108.0

At 31 December 2010
Current	—	3.3	58.8	62.1
Non-current	177.2	3.5	—	180.7

	177.2	6.8	58.8	242.8

Decommissioning costs are expected to be incurred between 2016 and 2041 (2010: 2016 and 2041). The provision has been estimated using existing technology at current prices and discounted using a real discount rate of 8% p.a. for 2011 (2010: 7%). A re-assessment of the estimated costs of decommissioning the Rajasthan producing facilities undertaken during 2011 led to a decrease in the decommissioning estimate of $83.5m.

Other provisions include $5.4m for 2011 (2010: $6.3m) relating to phantom options awarded to certain employees in India.

A provision of $95.6m regarding the Ravva arbitration proceedings was made during 2009. Payments withheld by the buyers of Ravva crude on the instruction of GoI have been offset against current profit petroleum payments due to GoI with the remaining excess offset against the provision. The provision of $58.8m as at 31 December 2010 is after reducing the net amount of $36.8 m withheld by the buyers from the said provision of $95.6 m. The same has been reversed in 2011 (refer note 4).

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

22	Authorised and Issued Capital and Reserves

	Number INR 10 Ordinary m	INR 10 Ordinary $m
Authorised as at 31 December 2010 and 31 December 2011	2,250	22,500
Allotted, issued and fully paid ordinary shares
At 1 January 2010 and 31 December 2010	1,900.8	427.4
Issued and allotted for employee share options	2.2	0.2

At 31 December 2011	1,903.0	427.6

Share premium

$m
At 1 January 2010 and 31 December 2010	6,778.5
Arising on shares issued for employee share options	6.3

At 31 December 2011	6,784.8

Reserves

Foreign currency translation

Unrealised foreign exchange gains and losses arising on consolidation of subsidiary undertakings are taken to statement of other comprehensive income and ultimately carried to foreign currency translation reserves in accordance with IAS 21‘The effects of changes in foreign exchange rates’.

In accordance with IAS 21, foreign exchange differences arising on intra-group loans are not eliminated on consolidation; this reflects the exposure to currency fluctuations where the subsidiaries involved have differing functional currencies. These intra-group loans are not considered to be an investment in a foreign operation.

23	Financial Risk Management: Objectives and Policies

The main risks arising from the Cairn India Group’s financial instruments are liquidity risk, interest rate risk, foreign currency risk, commodity price risk and credit risk. The Board review and agree policies for managing each of these risks and these are summarised below:

The Cairn India Group’s treasury function and local operational offices are responsible for these risks, other than credit risk relating to trade receivables for their respective businesses, in accordance with the policy set by the Cairn India Board. Management of these risks is carried out by monitoring of cash flows, investment and funding requirements using a variety of techniques. These potential exposures are managed whilst ensuring that the Cairn India Group has adequate liquidity at all times in order to meet any immediate cash requirements. Trade receivable credit risk is managed by the local operational management teams.

The primary financial instruments comprise bank loans, non-convertible debentures, cash, short and medium-term deposits, money market liquidity and mutual funds, intra-group loans, forward contracts, foreign exchange options, and other receivables and financial liabilities held at amortised cost. The Cairn India Group’s strategy has been to finance its operations through a mixture of retained profits and bank borrowings. Other alternatives such as equity and other forms of non investment-grade debt finance options are reviewed by the Cairn India Board, when appropriate, to fund substantial acquisitions or oil and gas projects.

Liquidity risk

Cairn India Group had $1.6bn debt facility including a $750m International US Dollar borrowing (“USD Facility”) and a domestic borrowing (“INR Facility”) of INR 40bn (INR 4,000 crore; $850m) to fund its Rajasthan Project.

In October 2010, Cairn India raised INR 22.5bn ($500m) through INR Unsecured Non-convertible Debentures, (NCDs) at competitive commercial terms. The total drawdown of INR 13,500m from this issuance was used to refinance the existing INR Facility and other general corporate expenses. The INR Facility was prepaid and cancelled in October 2010 following the Debenture issue.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

23	Financial Risk Management: Objectives and Policies (continued)

Liquidity risk (continued)

The USD Facility of $750m was provided by a consortium of overseas commercial banks and the International Finance Corporation. This facility was prepaid and cancelled by October 2011 keeping in mind the sufficient cash surplus and continuing robust cash flows from Rajasthan field.

Out of the total drawn amount of INR 13,500m, NCDs aggregating to INR 1,000m were bought back in October 2011. As at 31st December 2011, the total outstanding NCDs are INR 12,500m.

As at 31 December 2011, the Cairn India Group had $144.2m of trade finance facilities (2010: $160.0m) in place to cover the issue of bank guarantees / letter of credit. Fixed rates of bank commission and charges apply to these. In 2011 $52.5m (2010: $65.8m) was utilised.

The Cairn India Group currently has surplus cash which it has placed in a combination of money market liquidity funds, fixed term deposits, certificate of deposit issued by bank (bank CD) and mutual funds with a number of International and Indian banks and financial institutions, ensuring sufficient liquidity to enable the Cairn India Group to meet its short/medium-term expenditure requirements.

The Cairn India Group is conscious of the current environment and constantly monitors counterparty risk. Policies are in place to limit counterparty exposure. The Cairn India Group monitors counterparties using published ratings and other measures where appropriate.

Interest rate risk

Surplus funds are placed on short/medium-term deposits and bank CD at fixed rates and money market funds at floating rates. It is Cairn’s policy to deposit funds with banks or other financial institutions that offer the most competitive interest rate at time of issue. The requirement to achieve an acceptable yield is balanced against the need to minimise liquidity and counterparty risk.

Short/medium-term borrowing arrangements are available at floating rates. The treasury functions may from time to time opt to manage a proportion of the interest costs by using derivative financial instruments like interest rate swaps. At this time, however, there are no such instruments (2010: none).

Interest rate risk table

The following table demonstrates the sensitivity of the Cairn India Group’s profit before tax to a change in interest rates (through the impact on floating rate borrowings and investments).

	Increase/(decrease) in basis points	Increase/(decrease) on profit before tax
2011	50	$4.1m
2010	50	$0.5m

In addition there would be a change of $0.6m in 2011 on development/producing assets carrying value as a result of capitalisation of the borrowing costs for the Rajasthan development (2010: $1.7m).

The amounts calculated are based on actual drawings and investments in the periods for a 50 basis point movement in the total rate of interest on each loan or investment.

Foreign currency risk

Cairn manages exposures that arise from non-functional currency receipts and payments by matching receipts and payments in the same currency and actively managing the residual net position. Generally the exposure has been limited given that receipts and payments have mostly been in US dollars and the functional currency of most companies in the Cairn India Group is US dollars.

The Cairn India Group also aims where possible to hold surplus cash, debt and working capital balances in functional currency which in most cases is US dollars, thereby matching the reporting currency and functional currency of most companies in the Cairn India Group. This minimises the impact of foreign exchange movements on the Cairn India Group’s Balance Sheet.

Where residual net exposures do exist and they are considered significant the Company and Cairn India Group may from time to time, opt to use derivative financial instruments to minimise its exposure to fluctuations in foreign exchange and interest rates.

In 2011 Cairn India entered into derivative contracts to hedge against its INR exposure, primarily future Indian Rupee requirements as part of the Rajasthan Development and operational expenditures. The outstanding hedge as at 31 December 2011 covered exposures aggregating to $320m (2010: $185m).

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year 31 December 2011

Notes to accounts (continued)

23	Financial Risk Management: Objectives and Policies (continued)

Foreign currency risk (continued)

The following table demonstrates the sensitivity to movements in the $:INR exchange rates, with all other variables held constant, on the Cairn India Group’s monetary assets and liabilities. The Cairn India Group’s exposure to foreign currency changes for all other currencies is not material.

Effect on profit before tax $m
Year ended 31 December 2011
10% increase in Indian Rupee to $	(50.0)
10% decrease in Indian Rupee to $	50.0

Year ended 31 December 2010
10% increase in Indian Rupee to $	(4.0)
10% decrease in Indian Rupee to $	4.0

Commodity price risk

There are implicit product price hedges in place through the pricing mechanisms applicable to CB-OS/2 and Ravva Gas Sales Contracts (GSCs). The requirement for hedging instruments to unwind these pricing mechanisms is reviewed on an ongoing basis. These implicit product price hedges do not give rise to any embedded derivatives under IAS 39.

Ravva, CB-OS/2 and Rajasthan oil sales are made to approved government nominated buyers or approved third parties at floating prices.

The quality adjustment (discount) in the price of Rajasthan crude oil is based on yields of benchmark crude and underlying crude oil and is calculated by taking out the difference between Gross Product Worth (GPW) of both crude oils. The GPW is dependent upon the international product prices of light & middle distillates and heavy ends and has been extremely volatile in the past. To minimise the volatility of the GPW discount in July 2010 Cairn India Group began hedging the GPW exposure and have outstanding contracts of 1.08 million barrels as on 31 December 2011 (2010: 0.75 million barrels).

No other material commodity price hedging has been undertaken during this or the previous year. There were no other material outstanding commodity price contracts at the start of the year or the end of the year. The respective Boards continue to monitor the position.

Credit risk

Payment guarantees or letters of credit from buyers have been obtained as payment security on CB-OS/2 (for Natural Gas) . With respect to the sale of Rajasthan crude to Essar Oil Ltd a standby letter of credit has been taken. For all other Ravva and Rajasthan sales there are no payment securities. The buyers are either nominated by the Government of India or are private companies with good credit and payment records.

Investment credit risk for investments with banks and other financial institutions is managed by the Treasury functions in accordance with the Cairn India Board approved policies. Investments of surplus funds are only made with approved counterparties who meet the appropriate rating and/or other criteria, and are only made within approved limits. The Cairn India Board continually re-assesses the Cairn India Group’s policy and updates it as required. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty failure.

The Investment policy limits the placing of deposits to syndicate banks, International Banks with Moody’s long term Deposit rating of A2 and above, Indian Banks having long/medium term deposit/Certificate of Deposit/Debt rating of AAA/P1+ by any one of the credit rating agency (CRISIL, ICRA or CARE) and Board approved domestic banks. The counterparty limit varies from $50m to $750m for various categories of banks. Investments in USD money market liquidity funds are limited to schemes rated AAA by any one of the three credit rating agencies (S&P, Moody’s and Fitch). INR investments are only placed with Board approved domestic debt mutual funds. Counterparty limits in case of money market mutual funds upto $111m subject to maximum of 10% of the fund.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Notes to accounts (continued)

23	Financial Risk Management: Objectives and Policies (continued)

At the year end the Cairn India Group does not have any significant concentrations of bad debt risk other than that disclosed in note 15. As at 31 December 2011, the Cairn India Group had investments with 25 counterparties, to ensure no concentration of counterparty investment risk.

The maximum credit risk exposure relating to financial assets is represented by the carrying value as at the Balance Sheet date.

Capital Management

The objective of the Cairn India Group’s capital management structure is to ensure that there remains sufficient liquidity within the Group to carry out committed work programme requirements. The Cairn India Group monitors the long term cash flow requirements of their businesses in order to assess the requirement for changes to the capital structure to meet that objective and to maintain flexibility.

To maintain or adjust the capital structure, the Cairn India Group may adjust the dividend payment to shareholders, return capital, issue new shares for cash, repay debt, put in place new debt facilities or other such restructuring activities as appropriate.

No significant changes were made to the objectives, policies or processes during the year ended 31 December 2011 or the year ended 31 December 2010.

Cairn India Group capital and net debt were made up as follows:

	2011 $m	2010 $m
Loans and borrowings	234.7	673.7
Trade and other payables	504.1	409.3
Less cash and bank deposits	(1,453.6)	(891.1)

Net debt	(714.8)	191.9
Equity	4,162.0	2,725.3

Group capital and net debt	3,447.2	2,917.2

Gearing ratio	—	6.6%

24	Financial Instruments

The Cairn India Group calculates the fair value of assets and liabilities by reference to amounts considered to be receivable or payable on the Balance Sheet date. The Cairn India Group’s financial assets and liabilities, together with their fair values are as follows:

Financial assets	Carrying amount		Fair value
	2011 $m	2010 $m	2011 $m	2010 $m
Bank deposits	864.6	452.6	864.6	452.6
Cash and cash equivalents	589.0	438.5	589.0	438.5
Derivative financial assets	—	2.9	—	2.9
Trade receivables	300.5	254.4	300.5	254.4
Joint Venture debtors	237.7	199.8	237.7	199.8

	1,991.8	1,348.2	1,991.8	1,348.2

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Notes to accounts (continued)

24	Financial Instruments (continued)

All of the above financial assets are current and unimpaired with the exception of trade receivables and Joint Venture debtors and prepayments. An analysis of the ageing of trade and other receivables is provided in note 15.

	Carrying amount		Fair value
Financial liabilities	2011	2010	2011	2010
	$m	$m	$m	$m
Loans and borrowings	234.7	673.7	234.7	673.7
Derivative financial liabilities	3.3	—	3.3	—
Trade payables	7.6	4.7	7.6	4.7
Amounts owed to parent and fellow subsidiaries	0.7	1.2	0.7	1.2
Joint venture creditors	137.1	119.8	137.1	119.8
Obligation under finance leases	0.5	2.0	0.5	2.0
Decommissioning provision	102.0	177.2	102.0	177.2

	485.9	978.6	485.9	978.6

The carrying value of short-term receivables and payables are assumed to approximate their fair values where discounting is not material.

Fair value hierarchy

The Cairn India Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

At 31 December 2011, the Cairn India Group had the following financial instruments:

		Level 1 $m	Level 2 $m	Level 3 $m
Assets measured at fair value
Financial liabilities at fair value through profit or loss—derivative financial liabilities	31 December 2011	—	(3.3)	—

Financial assets at fair value through profit or loss—derivative financial assets	31 December 2010	—	2.9	—

Maturity analysis

The following table sets out the amount, by maturity, of the Cairn India Group’s financial liabilities:

At 31 December 2011

	Total $m	Less than one year $m	One to two years $m	Two to three years $m	Three to four years $m	Four to five years $m	More than five years $m
Loans and borrowings*	247.6	247.6	—	—	—	—	—
Derivative financial liabilities	3.3	3.3	—	—	—	—	—
Trade payables	7.6	7.6	—	—	—	—	—
Joint Venture creditors	137.1	137.1	—	—	—	—	—
Obligation under finance leases*	0.5	0.5	—	—	—	—	—
Decommissioning provision**	733.6	—	—	—	—	20.6	713.0

	1,129.7	396.1	—	—	—	20.6	713.0

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Notes to accounts (continued)

24	Financial Instruments (continued)

Maturity analysis (continued)

At 31 December 2010

	Total $m	Less than one year $m	One to two years $m	Two to three years $m	Three to four years $m	Four to five years $m	More than five years $m
Loans and borrowings*	789.4	41.4	417.1	138.3	111.6	81.0	—
Trade payables	4.7	4.7	—	—	—	—	—
Joint Venture creditors	119.8	119.8	—	—	—	—	—
Obligation under finance leases*	2.1	1.5	0.6	—	—	—	—
Decommissioning provision**	1,197.0	—	—	—	—	3.1	1,193.9

	2,113.0	167.4	417.7	138.3	111.6	84.1	1,193.9

*	Loans and borrowings and finance leases include interest for the purposes of the maturity analysis.
**	The decommissioning provision is discounted at a rate of 8% (2010: 7%) to give the net present value which is carried at the balance sheet date. The gross amount is included in the maturity analysis table in accordance with the requirements of IFRSs as adopted by EU.

25	Capital Commitments

	2011	2010
Oil and gas expenditure:	$m	$m
Intangible exploration/appraisal assets	149.6	340.4
Property plant & equipment – development/producing assets	199.1	749.0

Contracted for	348.7	1,089.4

The above capital commitments represent Cairn’s share of obligations in relation to its interests in Joint Ventures. As all Cairn Joint Ventures are jointly controlled assets, these commitments represent Cairn’s share of the capital commitment of the Joint Ventures themselves.

26	Employee Benefit Liabilities

The Cairn India Group has no material pension liabilities as at 31 December 2011 (2010: $nil).

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Notes to accounts (continued)

27	Other Financial Commitments

Operating leases—as lessee

Cairn India Group entities have entered into commercial leases for certain land and buildings and for plant, machinery and office equipment. The leases have an average life of between 1 and 6 years (2010: between 1 and 6 years). There are no restrictions placed on the lessee by entering into these leases.

Total future minimum lease payments under non-cancellable operating leases are as follows:

	Minimum lease payments 2011 $m	Minimum lease payments 2010 $m
Land and buildings, within:
One year	0.5	1.6
Two to five years	0.9	—
After five years	—	—

	1.4	1.6

28	Contingent Liabilities

Indian Service Tax

The Cairn India Group received six show cause notices from the Service Tax authorities for non-payment of service tax as a recipient of services from foreign suppliers.

These notices cover the period from 16 August 2002 to 31 March 2011. Two writ petitions have been filed with the High Court of Chennai challenging the liability to pay service tax as a recipient of services in respect of the first show cause notice (for the period 16 August 2002 to 31 March 2006) and challenging the scope of some services in respect of the other show cause notices (for the period 1 April 2006 to 31 March 2007). The writ petition in relation to the first show cause notice was decided in favour of the Cairn India Group resulting in the quashing of the demand notice. The hearing for second writ petition is yet to be scheduled.

Further, the reply for second, third, fourth and fifth show cause notice has been filed before the tax authorities and reply to the sixth show cause notice is in process and will be filed shortly.

Should future adjudication be unfavourable to the Cairn India Group, it will be liable to pay the service tax of approximately $21.12m and potential interest (calculated up to 31 December 2011) of approximately $11.27m although this could be possibly recovered in part where it relates to services provided to the joint venture of which the Cairn India Group is operator. Adjudication of show cause notice is pending.

Indian Tax Holiday on Gas Production

Section 80-IB(9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction by stating without amending section 80-IB(9) that “for the purpose of section 80-IB(9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”.

Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that tax holiday would be available on production of crude oil but have continued to exclude gas.

The Cairn India Group filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. A Special leave petition has been filed before Supreme Court against the decision of Gujarat High court.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Notes to accounts (continued)

28	Contingent Liabilities (continued)

In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas production for all periods to 31 December 2011 is approximately $45.45m.

Ravva Joint Venture Arbitration proceedings: Base Development Cost

Ravva joint venture had received a claim from the Director General of Hydrocarbons (DGH) for the period from 2000-2005 for $166.4m for an alleged underpayment of profit petroleum to the Indian Government, out of which, Cairn India Group’s share will be $37.4m (31 December 2010: $37.4m) plus potential interest at applicable rate (LIBOR plus 2% as per PSC).

This claim relates to the Indian Government’s allegation that the Ravva JV has recovered costs in excess of the Base Development Costs (“BDC”) cap imposed in the PSC and that the Ravva JV has also allowed these excess costs in the calculation of the Post Tax Rate of Return (PTRR). Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award on 18 January, 2011 at Kuala Lumpur, allowing Claimants (including Cairn) to recover the Development costs spent to the tune of $278m and disallowed over run of $22.3m spent in respect of BDC along with 50% legal costs reimbursable to the Joint venture partners. Government of India has appealed before High Court in Malaysia against the Award.

Based on an analysis of the legal positions in each of the case, the management is of the view that the liability in the cases mentioned above is not probable and accordingly no provision has been considered necessary there against.

In case of all other contingencies management believes that the outflow of economic resources is remote.

Guarantees

It is normal practice for the Cairn India Group to issue guarantees in respect of obligations during the normal course of business.

The Cairn India Group had provided the following guarantees at 31 December 2011:

•	Various guarantees under the Cairn India Group’s bank facilities (see note 23) for the Cairn India Group’s share of minimum work programme commitments for the year ended 2011 of $51.1m (2010: $62.0m).

•	Parent company guarantees for the Cairn India Group’s obligations under PSC, sales and other contracts.

Historical Audited Consolidated Financial Statement relating to

Cairn India Limited for the year ended 31 December 2011

Notes to accounts (continued)

29	Related Party Transactions

The following table provides the balances which are outstanding with parent company and fellow subsidiaries at the Balance Sheet date:

	2011 $m	2010 $m
Amounts owed to parent company (Cairn Energy Plc) and its subsidiaries	—	1.2
Amount owed to subsidiaries of Cairn Energy plc, a company which holds over 20% of the equity of the Cairn as at 31 December 2011	0.7	—

	0.7	1.2

The amounts outstanding are unsecured, repayable on demand and will be settled in cash. Interest, where charged, is at market rates. No guarantees have been given.

a) Remuneration of key management personnel

The remuneration of directors, who are the key management personnel of the Cairn India Group, is set out below in aggregate.

	2011 $m	2010 $m
Short-term employee benefits	3.8	5.6
Pension contributions	0.1	0.2
Share-based payments	0.1	0.7

	4.0	6.5

b) Other transactions

The following table provides the transactions with parent and fellow Cairn Energy PLC Group companies recorded in the profit for the period upto 7 December 2011 all of which were carried out on an arm’s length basis:

	2011 $m	2010 $m
Reimbursement of expenses to parent and group companies	0.2	3.9

	0.2	3.9

30	Post Balance Sheet Events

On 28 March 2012 Cairn India Group decided to relinquish KK-DWN-2004/1 block. At the balance sheet date the conditions relating to relinquishment were not in existence and, this has therefore been treated as a non-adjusting post balance sheet event in these accounts. Carrying value of the same is $6.6m.

Based on further studies and receipt of approvals from GoI, Cairn has made an upward revision to its oil and gas reserves subsequent to the balance sheet date. Since, the revisions in estimate is based on the activities occurring after December 31, 2011 the effect of the same would be accounted for prospectively. Cairn cannot estimate the impact of the same on these financial statements.

Historical Audited Consolidated Financial Statements relating to

Cairn India Limited for the year ended 31 December 2011

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of Cairn India Limited

We have audited the accompanying consolidated financial statements of Cairn India Limited (“the Company”) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2011, and the consolidated income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Cairn India Limited and its subsidiaries as at December 31, 2011, and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Other Matters

This report has been prepared solely for the purpose of inclusion in the information memorandum proposed to be filed by Sterlite Industries (India) Limited, a fellow subsidiary of the Company, with the United States Securities Exchange Commission and should not be used for any other purpose without our prior written consent.

S.R. Batliboi & Co.

Chartered Accountants

Firm Registration Number: 301003E

Place: Gurgaon, India

Date: 19 May 2012

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

CAIRN INDIA LIMITED

GROUP INCOME STATEMENT

		For the six months ended 30 June		For the year ended 31 December
Continuing operations	Notes	2011	2010	2010	2009
			(unaudited)
		(US$ million)
Revenue
Revenue from continuing operations	2	1,336.3	328.5	1,594.2	220.7
Exceptional revenue provision	2,4	64.0	—	—	(64.0)

		1,400.3	328.5	1,594.2	156.7
Cost of sales
Production costs		(199.1)	(65.9)	(252.4)	(48.7)
Pre-award costs		(2.7)	(0.8)	(1.9)	(4.7)
Unsuccessful exploration costs		(3.6)	(14.7)	(23.1)	(50.2)
Depletion and decommissioning charge		(235.8)	(73.5)	(351.9)	(56.0)

Gross profit/(loss)		959.1	173.6	964.9	(2.9)
Other operating income	2	5.1	6.5	11.0	11.7
Administrative expenses		(28.5)	(31.3)	(67.0)	(52.0)

Operating profit/(loss)	3	935.7	148.8	908.9	(43.2)
Finance income	6	24.9	11.0	24.3	42.6
Finance costs before exceptional items	7	(25.9)	(22.5)	(77.4)	(10.3)
Exceptional finance cost	4,7	31.6	—	—	(31.6)

Finance costs		5.7	(22.5)	(77.4)	(41.9)

Profit/(loss) before taxation		966.3	137.3	855.8	(42.5)
Taxation
Taxation credit/(charge) on profit/(loss) before exceptional items	8	(3.0)	(31.1)	(94.1)	70.1
Exceptional tax charge	4,8	(40.4)	—	—	40.4

Taxation (charge)/credit on profit/(loss)		(43.4)	(31.1)	(94.1)	110.5

Profit for the period attributable to equity holders of the parent		922.9	106.2	761.7	68.0

Earnings per ordinary share—basic (cents)	9	48.68	5.60	40.14	3.59
Earnings per ordinary share diluted	9	48.50	5.57	39.98	3.58

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

CAIRN INDIA LIMITED

GROUP STATEMENT OF COMPREHENSIVE INCOME

	For the six months ended 30 June 2011		For the year ended 31 December
	2011	2010	2010	2009
		(unaudited)
	(US$ million)
Profit for the year	922.9	106.2	761.7	68.0
Other comprehensive income
Deficit on valuation of financial assets	—	—	—	(1.9)
Currency translation differences	0.1	(1.3)	2.9	22.6

Other comprehensive income for the period	0.1	(1.3)	2.9	20.7

Total comprehensive income for the period attributable to equity holders of the parent	923.0	104.9	764.6	88.7

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

CAIRN INDIA LIMITED

GROUP BALANCE SHEET

		As at 30 June	As at 31 December
	Notes	2011	2010	2009
		(US$ million)
Non-current assets
Intangible exploration/appraisal assets	10	391.9	376.5	340.6
Property, plant & equipment—development/producing assets	11	2,178.7	2,196.2	1,831.5
Property, plant and equipment—other	12	4.9	5.4	5.9
Intangible assets—other	13	3.4	3.6	3.6
Deferred tax assets	18	228.6	80.1	—

		2,807.5	2,661.8	2,181.6
Current assets
Inventory	14	24.6	28.7	10.7
Trade and other receivables	15	712.6	504.4	270.8
Bank deposits	16	953.6	452.6	267.4
Income tax assets		54.9	—	8.1
Cash and cash equivalents	16	498.7	438.5	326.2
Derivative financial instruments	24	0.6	2.9	—

		2,245.0	1,427.1	883.2

Total assets		5,052.5	4,088.9	3,064.8

Current liabilities
Trade and other payables	17	489.4	409.3	310.2
Obligations under finance leases	19	1.0	1.4	1.5
Provisions	21	328.7	62.1	36.3
Income tax liabilities		40.0	35.8	5.9
Derivative financial instruments	24	7.1	—	—

		866.2	508.6	353.9
Non-current liabilities
Loans and borrowings	16,20	404.2	673.7	666.1
Obligations under finance leases	19	0.2	0.6	2.0
Provisions	21	123.0	180.7	30.5
Deferred tax liabilities	18	—	—	79.1

		527.4	855.0	777.7

Total liabilities		1,393.6	1,363.6	1,131.6

Net assets		3,658.9	2,725.3	1,933.2

Equity attributable to equity holders of the parent
Called-up share capital	22	427.7	427.4	426.5
Share premium	22	6,785.8	6,781.6	6,770.5
Foreign currency translation	22	(99.9)	(100.0)	(102.9)
Retained earnings		(3,454.7)	(4,383.7)	(5,160.9)

Total Equity		3,658.9	2,725.3	1,933.2

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

CAIRN INDIA LIMITED

GROUP STATEMENT OF CASH FLOWS

		For the six months ended 30 June		For the year ended 31 December
	Notes	2011	2010 (unaudited)	2010	2009
		(US$ million)
Cash flows from operating activities
Profit/(loss) before taxation		966.3	137.3	855.8	(42.5)
Exceptional revenue provision		(64.0)	—	—	64.0
Unsuccessful exploration costs		3.6	14.7	23.1	50.2
Depletion, depreciation, decommissioning and amortisation		239.3	76.0	359.1	62.8
Share-based payments charge		7.4	7.5	15.5	9.8
Finance income		(24.9)	(11.0)	(24.3)	(42.6)
Finance costs		25.9	22.5	77.4	10.3
Exceptional finance costs		(31.6)	—	—	31.6
Net interest paid		(27.7)	(15.1)	(67.0)	(9.3)
Income tax paid		(242.3)	(46.1)	(221.5)	(33.1)
Foreign exchange differences		(0.6)	(1.1)	(1.9)	2.5
Movement on inventory of oil and condensate		4.1	(21.7)	(18.0)	(9.6)
Trade and other receivables movement		(167.3)	(79.8)	(210.1)	1.1
Trade and other payables movement		4.9	59.2	60.7	(15.1)
Provisions movement		364.9	(5.8)	25.8	35.2
Derivative financial instruments movement		(9.4)	—	—	—

Net cash generated from operating activities		1,048.6	136.6	874.6	115.3

Cash flows from investing activities
Expenditure on intangible exploration/appraisal assets		(19.5)	(85.0)	(152.7)	(35.6)
Expenditure on tangible development/producing assets		(218.0)	(270.1)	(456.4)	(782.2)
Purchase of property, plant & equipment—other		(1.4)	(1.2)	(2.9)	(1.5)
Purchase of intangible assets—other		(1.5)	(1.7)	(4.0)	(3.0)
Movement in funds on bank deposits		(501.9)	267.1	(185.7)	225.1
Interest received		24.9	28.2	42.0	37.9

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Net cash used in investing activities		(717.4)	(62.7)	(759.7)	(559.3)

Cash flows from financing activities
Arrangement and facility fees		(5.8)	(19.7)	(28.5)	(34.9)
Proceeds from exercise of share options		4.5	1.3	12.0	—
Payment of finance lease liabilities		(0.9)	(0.7)	(1.5)	(2.4)
(Repayment)/proceeds of borrowings		(268.0)	164.7	(307.2)	166.1
Proceeds from issue of debentures		—	—	304.6	—

Net cash flows (used in)/from financing activities		(270.2)	145.6	(20.6)	128.8

Net increase/(decrease) in cash and cash equivalents		61.0	219.5	94.3	(315.2)
Opening cash and cash equivalents at beginning of year		438.5	326.2	326.2	629.0
Exchange (losses)/gains on cash and cash equivalents		(0.8)	1.7	18.0	12.4

Closing cash and cash equivalents	16	498.7	547.4	438.5	326.2

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

CAIRN INDIA LIMITED

GROUP STATEMENTS OF CHANGES IN EQUITY

	Equity share capital	Foreign currency translation	Retained earnings	Total Equity
	(US$ million)
At 1 January 2009	7,197.0	(125.5)	(5,258.3)	1,813.2
Profit for the year	—	—	68.0	68.0
Other Comprehensive Income	—	22.6	(1.9)	20.7

Total comprehensive income for the year	—	22.6	66.1	88.7
Share-based payments	—	—	9.8	9.8
Intercompany loan waivers	—	—	21.5	21.5

At 1 January 2010	7,197.0	(102.9)	(5,160.9)	1,933.2
Profit for the year	—	—	761.7	761.7
Other Comprehensive Income	—	2.9	—	2.9

Total comprehensive income for the year	—	2.9	761.7	764.6
Exercise of share options by employees	12.0	—	—	12.0
Share-based payments	—	—	15.5	15.5

At 1 January 2011	7,209.0	(100.0)	(4,383.7)	2,725.3
Profit for the period	—	—	922.9	922.9
Other Comprehensive Income	—	0.1	—	0.1

Total comprehensive income for the period	—	0.1	922.9	923.0
Exercise of share options by employees	4.5	—	—	4.5
Share-based payments	—	—	6.1	6.1

At 30 June 2011	7,213.5	(99.9)	(3,454.7)	3,658.9

For the six month period ended 30 June 2010 (unaudited)
At 1 January 2010	7,197.0	(102.9)	(5,160.9)	1,933.2
Profit for the period	—	—	106.2	106.2
Other Comprehensive Income	—	(1.3)	—	(1.3)

Total comprehensive income for the period	—	(1.3)	106.2	104.9
Exercise of share options by employees	1.3	—	—	1.3
Share-based payments	—	—	7.5	7.5

At 30 June 2010	7,198.3	(104.2)	(5,047.2)	2,046.9

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

1.	ACCOUNTING POLICIES

(a)	Basis of preparation

Cairn India Limited is a limited company which was incorporated in India on 21 August 2006 and is domiciled in India. Cairn India Limited is a subsidiary of Cairn UK Holdings Limited which is a wholly owned subsidiary of Cairn Energy PLC, the ultimate parent of the Company. Cairn Energy PLC is listed on the Official List and traded on the London Stock Exchange. The principal activities of the Company and its subsidiary undertakings are the exploration for and development and production of oil and gas in the Indian sub-continent. The Company is listed on the Bombay and National Stock Exchanges in India. In accordance with Indian Companies Act requirements, Cairn India Limited prepares its financial statements in accordance with India Accounting Standards for financial periods to 31 March.

As required for the purposes of compliance with Item 20.1 of Annex 1 of Commission Regulation (EC) 809/2004 the consolidated historical financial information is presented for the six month period ended 30 June 2011 and for the year ended 31 December 2010 being the latest period for which Cairn Energy PLC has prepared consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Comparative financial information is presented for the six month period ended 30 June 2010 (unaudited) and for the year ended 31 December 2009.

The consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in US Dollars and all values are rounded to the nearest 0.1 million dollars (US$m) except when otherwise indicated.

(b)	Accounting standards

The interim financial information has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU) as they apply to financial statements for annual statements beginning 1 January 2011 and on a basis consistent with the accounting policies to be adopted in Vedanta’s annual accounts for the year ending 31 March 2012. In accordance with Indian Companies Act requirements, Cairn India Limited prepares its annual financial statements in accordance with India Accounting Standards.

(c)	Presentation currency

The functional currency of Cairn India Limited, the parent company of the Cairn India Group, is Indian Rupee. These interim accounts have been presented in US Dollars ($), the functional currency of most companies within the Cairn India Group. It is deemed to be more appropriate to present the financial statements in line with the functional currency of the majority of the Cairn India Group. The Cairn India Group’s policy on foreign currencies is detailed in note 1(o).

(d)	Basis of consolidation

The consolidated interim financial information incorporates the results of the Company and all its subsidiaries, being the companies that it controls. This control is normally evidenced when the Cairn India Group is able to govern a company’s financial and operating policies so as to benefit from its activities or where the Cairn India Group owns, either directly or indirectly, the majority of a company’s equity voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control.

All intercompany balances and transactions, including unrealised profits arising from intra-Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(e)	Joint Ventures

The Cairn India Group participates in several unincorporated Joint Ventures which involve the joint control of assets used in the Cairn India Group’s oil and gas exploration and producing activities. Cairn accounts for its share of assets, liabilities, income and expenditure of Joint Ventures in which the Cairn India Group holds an interest, classified in the appropriate Balance Sheet and Income Statement headings. Cairn India’s principal licence interests are jointly controlled assets.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Cairn India’s principal licence interests are as follows:

Working Interest %
India
Block PKGM-1 (Ravva)	22.50
Block KG-DWN-98/2	10.00
Block KG-ONN-2003/1	49.00
Block CB/OS-2 Development areas	40.00
Block RJ-ON-90/1 Development areas	70.00
Block KK-DWN-2004/1	40.00
Block PR-OSN-2004/1	35.00
Block KG-OSN-2009/3	100.00
Block MB-DWN-2009/1	100.00
Sri Lanka
SL-2007-01-001	100.00

(f)	Revenue and other income

Revenue from operating activities

Revenue represents Cairn’s share of oil, gas and condensate production, recognised on a direct entitlement basis, and tariff income received for third party use of operating facilities and pipelines in accordance with agreements.

Other income

Income received as operator from Joint Ventures is recognised on an accruals basis in accordance with Joint Venture agreements and is included within ‘Other operating income’ in the Income Statement. Interest income is recognised on an accruals basis and is recognised within ‘Finance income’ in the Income Statement.

(g)	Intangible exploration / appraisal assets and property, plant & equipment—development/producing assets

Cairn follows a successful efforts based accounting policy for oil and gas assets.

Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the Income Statement.

Expenditure incurred on the acquisition of a licence interest is initially capitalised on a licence by licence basis. Costs are held, un-depleted, within intangible exploration/appraisal assets until such time as the exploration phase on the licence area is complete or commercial reserves have been discovered.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised initially within intangible exploration/appraisal assets and subsequently allocated to drilling activities. Exploration/appraisal drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration/appraisal effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised intangible exploration/appraisal costs are transferred into a single field cost centre within property, plant & equipment—development/producing assets after testing for impairment (see below). Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the Income Statement.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant & equipment—development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of an intangible exploration/appraisal asset are initially credited against the previously capitalised costs. Any surplus proceeds are credited to the Income Statement. Net proceeds from any disposal of development/producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the Income Statement to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

Depletion

Cairn depletes separately, where applicable, any significant components within property, plant & equipment—development/producing assets, such as fields, processing facilities and pipelines, which are significant in relation to the total cost of a development/producing asset.

Cairn depletes expenditure on property, plant & equipment—development/producing assets on a unit-of-production basis, based on proved and probable reserves on a field-by-field basis. In certain circumstances, fields within a single development area may be combined for depletion purposes.

Impairment

Intangible exploration/appraisal assets are reviewed regularly for indicators of impairment following the guidance in IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ and tested for impairment where such indicators exist. In such circumstances the exploration/appraisal asset is allocated to property, plant & equipment—development/producing assets within the same operating segment and tested for impairment. Any impairment arising is recognised in the Income Statement for the period. Where there are no development/producing assets within an operating segment, the exploration/appraisal costs are charged immediately to the Income Statement.

Impairment reviews on property, plant & equipment—development/producing assets are carried out on each cash-generating unit identified in accordance with IAS 36 ‘Impairment of Assets’. Cairn’s cash generating units are those assets which generate largely independent cash flows and are normally, but not always, single development areas.

At each reporting date, where there are indicators of impairment, the net book value of the cash generating unit is compared with the associated expected discounted future net cash flows. If the net book value is higher, then the difference is written off to the Income Statement as impairment. Discounted future net cash flows for IAS 36 purposes are calculated using an estimated short and long term oil price of $85/bbl or the appropriate gas price as dictated by the relevant gas sales contract, escalation for prices and costs of 3%, and a discount rate of 12%. Forecast production profiles are determined on an asset-by-asset basis, using appropriate petroleum engineering techniques.

Where there has been a charge for impairment in an earlier period that charge will be reversed in a later period where there has been a change in circumstances to the extent that the discounted future net cash flows are higher than the net book value at the time. In reversing impairment losses, the carrying amount of the asset will be increased to the lower of its original carrying value or the carrying value that would have been determined (net of depletion) had no impairment loss been recognised in prior periods.

(h)	Property, plant & equipment—other

The initial cost of property, plant & equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use, including relevant borrowing costs and any expected costs of decommissioning. Expenditure incurred after the property, plant & equipment have been put into operation, such as repairs and maintenance, are normally charged to the income statement in the period in which the costs are incurred. Major shut-down and overhaul expenditure is capitalised.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Property, plant & equipment are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

	Annual Rate (%)		Depreciation Method
Tenants’ improvements	10 - 33	*	straight line
Vehicles and equipment	25 - 50	*	straight line

*	Depreciation is charged over the shorter of the economic life or the remaining term of the lease.

(i)	Intangible assets—other

Intangible assets have finite useful lives, are measured at cost less accumulated amortisation and impairment, and amortised over their expected useful economic lives as follows:

	Annual Rate (%)	Amortisation Method
Software costs	25 - 50	straight line

(j)	Inventory

Inventories are stated at the lower of cost and net realisable value, less any provision for obsolescence.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.

(k)	Financial instruments

Financial asset investments

Financial asset investments are classified as available for sale under IAS 39 and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on financial asset investments are recognised directly in equity. On disposal or impairment of the investments, the gains and losses in equity are recycled to the income statement.

Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost.

Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Liquid investments

Liquid investments represent short term current asset investments that do not meet the definition of cash and cash equivalents for one or more of the following reasons:

•	They have a maturity profile greater than 90 days; and/or

•	They may be subject to a greater risk of changes in value than cash; and/or

•	They are held for investment purposes.

The change in fair value of trading investments incorporates any dividend and interest earned on the held for trading investments.

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. An allowance for impairment for trade receivables is made where there is an event, which based on previous experience, is an indication of a reduction in the recoverability of the carrying value of the trade receivables.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Trade payables

Trade payables are stated at their nominal value.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand, short-term deposits with banks and short-term highly liquid investments that are readily convertible into cash which are subject to insignificant risk of changes in value and are held for the purpose of meeting short-term cash commitments.

Loans and borrowings

Interest bearing loans and overdrafts are recorded at the proceeds received. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis and charged to the income statement using the effective interest method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Borrowing costs

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short term investments is also capitalised to reduce the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Cairn India Group during the period.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

Finance leases

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the Balance Sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Income Statement, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group’s general policy on borrowing costs (see below).

The Group has reviewed the terms and conditions of the lease arrangements and determined that all risks and rewards of ownership lie with the Group and has therefore accounted for the contracts as finance leases.

Derivative financial instruments

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Group enters into forward, option, swap contracts and other derivative financial instruments. The Cairn India Group does not hold derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement. The hedged item is recorded at fair value and any gain or loss is recorded in the income statement and is offset by the gain or loss from the change in the fair value of the derivative.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in equity. This includes certain non-derivative liabilities that are designated as instruments used to hedge the foreign currency risk on future, highly probable, forecast sales. Amounts deferred to equity are recycled in the income statement in the periods when the hedged item is recognised in the income statement.

Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognised in the income statement immediately.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

(l)	Equity

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(m)	Taxation

Tax expense represents the sum of tax currently payable and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is provided, using the balance sheet method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Exceptions to this principle are:

•

Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•

Deferred income tax is not recognised on goodwill impairment which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant Cairn India Group entity intends to settle its current tax assets and liabilities on a net basis.

(n)	Decommissioning and other provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field. Costs arising from the installation of plant and other site preparation work, discounted to net present value, are provided for and a corresponding

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011 amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the income statement over the life of the operation through the depreciation of the asset, calculated on a unit-of-production basis based on proved and probable reserves, is included in the ‘Depletion and decommissioning charge’ in the Income Statement, and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as a finance cost in the income statement.

Costs for restoration of subsequent site damage which is caused on an ongoing basis during production are provided for at their net present values and charged to the income statement as extraction progresses. Where the costs of site restoration are not anticipated to be significant, they are expensed as incurred.

Other provisions are recognised when the Cairn India Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in the income statement as a finance cost. Provisions are reviewed at each balance sheet date and are adjusted to reflect the current best estimate.

(o)	Foreign currencies

The functional currency for each entity in the Cairn India Group is determined as the currency of the primary economic environment in which it operates. The functional currency of Cairn India Limited is India Rupee. For all other principal operating subsidiaries, the functional currency is US dollars, since that is the currency of the primary economic environment in which it operates. In the financial statements of individual Cairn India Group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in other currencies are translated into functional currency at exchange rates prevailing on the balance sheet date. All exchange differences are included in the income statement, except, where the monetary item is designated as an effective hedging instrument of the currency risk of designated forecast sales, where exchange differences are recognised in equity exchange differences on foreign currency borrowings relating to assets under construction, for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.
For the purposes of consolidation, the income statement items of those entities for which the US dollar is not the functional currency are translated into US dollars at the average rates of exchange during the period. The related balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of such operations, and on foreign currency borrowings to the extent that they hedge the Cairn India Group’s investment in such operations, are reported in other comprehensive inward and accumulated in equity.

On disposal of a foreign entity, the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation would be recognised in the income statement.

Rates of exchange to $1 were as follows:

	30 June 2011	Average six months to 30 June 2011	30 June 2010	Average six months to 30 June 2010	31 December 2010	Average year to 31 December 2010	31 December 2009	Average year to 31 December 2009
Indian Rupee	44.700	44.955	46.445	45.730	44.712	45.662	46.410	48.265

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

(p)	Employee benefits

Pension schemes

The Cairn India Group operates or participates in a number of insured benefit and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. The cost of providing benefits under the plans is determined each period separately for each plan using the projected unit credit method by independent qualified actuaries.

Actuarial gains and losses arising in the period are recognised in full in the income statement of the period. For defined contribution schemes, the amount charged to the income statement in respect of pension costs and other post-retirement benefits is the contributions payable in the period.

Share schemes

Certain employees (including executive directors) of the Cairn India Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value at the date at which they are granted. The fair value of share awards with market-related vesting conditions are determined by an external valuer and the fair value at the grant date is expensed on a straight-line basis over the vesting period based on the Cairn India Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations. No adjustment is made to the fair value after the vesting date even if the awards are forfeited or not exercised.

Termination benefits

Cairn recognises a liability for termination benefits at the point where the Cairn India Group is committed to making the payments in return for employee redundancy.

(q)	Operating lease commitments

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

(r)	Exceptional items

Exceptional items are those items that management considers, by virtue of their size or incidence, should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business. The determination as to which items should be disclosed separately requires a degree of judgement.

(s)	Significant accounting judgements, estimates and assumptions

Judgements

In the process of applying Cairn’s accounting policies, the Cairn India Group has made the following judgements, which have the most significant accounting impact in the consolidated financial results:

Ravva arbitration provision

Cairn have fully provided for revenues withheld by buyers in relation to the disputed share of Ravva profit petroleum due to GoI. Cairn are taking all legal routes open to defend the Cairn India Group’s position and to recover the revenues which Cairn believe have been wrongfully withheld. Success through any of these routes should result in a return of cash to the group and the release of the provision.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Key estimations and assumptions

The Cairn India Group has used estimates and assumptions in arriving at certain figures within the financial statements. The resulting accounting estimates may not equate with the actual results which will only be known in time. Those areas believed to be key areas of estimation are noted below, with further details of the assumptions contained in the relevant note.

Oil and gas reserves

Cairn estimates oil and gas reserves on a proved and probable entitlement interest basis. Gross reserve estimates are based on forecast production profiles over the remaining life of the field, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. Net entitlement reserves estimates are subsequently calculated using the Cairn India Group’s current oil price and cost recovery assumptions.

Impairment testing

Discounted future net cash flows for IAS 36 purposes are calculated using commodity price, cost and discount rate assumptions on forecast production profiles. See notes 1(d), 1(g) and 1(k) for further details.

Depletion

Depletion charges are calculated on a field-by-field basis using oil and gas reserve estimates and future capital cost assumptions. See note 1(g).

Decommissioning estimates

The Cairn India Group’s provision for decommissioning oil and gas assets is based on current estimates of the costs for removing and decommissioning producing facilities, the forecast timing of settlement of decommissioning liabilities and the appropriate discount rate. See note 21.

Share-based payments

Charges for share-based payments are based on the fair value at the date of the award. The shares are valued using appropriate modelling techniques and inputs to the models include assumptions on leaver rates, trigger points, discounts rates and volatility. See note 5.

Deferred tax

For certain of the Cairn India Group’s Indian assets, the measurement of deferred tax liabilities requires the estimation of an effective rate of tax to apply over a tax holiday period. This effective rate is determined by the extent to which temporary differences are forecast to unwind during the tax holiday period and requires an estimation of future depletion charges expected to apply to the relevant assets based on current oil and gas reserve estimates. Details on further estimates and assumptions used in calculating deferred tax liabilities are given in note 1(m).

(t)	Segmental analysis

For management purposes the Cairn India Group is organised as one business unit which includes the exploration, development and production of oil and gas. No operating segments have been aggregated to form this reportable segment. Management monitors the results of the business unit at the business unit level for the purposes of making decisions about resource management and performance assessment.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

2.	REVENUE AND OTHER INCOME

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Revenue from sale of oil, gas and condensate	1,335.8	327.7	1,592.8	219.8
Tariff income	0.5	0.8	1.4	0.9

	1,336.3	328.5	1,594.2	220.7
Exceptional revenue provision	64.0	—	—	(64.0)

Revenue from operating activities	1,400.3	328.5	1,594.2	156.7
Interest receivable (note 6)	24.9	11.0	24.3	42.6
Other operating income—Joint Venture operator fee income	5.1	6.5	11.0	11.7

Total income	1,430.3	346.0	1,629.5	211.0

The conditions for approval of the sale of CIL to Vedanta offered by GoI included the acceptance of Royalty payable by ONGC being allowable for cost recovery in respect of the Rajasthan block RJ-ON-90/1. Based on the PSC provisions and legal advice received, Cairn Energy has been consistently of the view that Royalty is not a contract cost and therefore should not be allowable for cost recovery. While Cairn Energy continued to be of the view that ONGC’s and GoI’s position on Royalty is without merit, Cairn Energy also believed that these issues slowed the momentum in some of the Rajasthan block developments. Without the active support of GoI and ONGC, it will not be possible for Cairn India to achieve the full potential of the resource base in this block. Therefore both Cairn Energy and Vedanta agreed to accept the GoI conditions, through a shareholders ballot, and Cairn India has recalculated its production entitlement interest based on Royalty paid by ONGC being allowed for cost recovery. Given uncertainty over the timing of payment to ONGC, Cairn India has recognised a provision of $326.0m in respect of revenues now attributable to ONGC.

In the six month period ended 30 June 2011, there were 3 customers who each accounted for more than 10% of revenue from sale of oil, gas and condensate. Revenues attributable to these customers were $737.8m, $342.0m and $205.8m.

In the six month period ended 30 June 2010, there were 4 customers who each accounted for more than 10% of revenue from sale of oil, gas and condensate. Revenues attributable to these customers were $165.8m, $48.1m, $46.9m and $41.5m.

In the year ended 31 December 2010, there were two customers who each accounted for more than 10% of revenue from sale of oil, gas and condensate. Revenues attributable to these customers were $853.5m and $351.0m.

In the year ended 31 December 2009, there were four customers who each accounted for more than 10% of revenue from sale of oil, gas and condensate. Revenues attributable to these customers were $71.3m, $56.2m, 36.6m and $23.3m.

All revenues are generated from oil and gas interests based in India.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

3.	OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging:

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Pre-award costs	2.7	0.8	1.9	4.7
Unsuccessful exploration costs	3.6	14.7	23.1	50.2
Movement in inventory of oil and condensate and spare parts	(4.1)	21.7	18.0	9.6
Depletion & decommissioning charge of property, plant & equipment—development/producing assets	235.8	73.5	351.9	56.0
Depreciation of property, plant & equipment—other	1.9	1.6	3.4	3.4
Amortisation of intangible assets—other	1.6	1.9	3.7	3.4
Operating lease costs—land and buildings	0.2	0.1	0.4	0.3

All profits and losses in the current and preceding periods were derived from continuing operations

4.	EXCEPTIONAL ITEMS

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Revenue	64.0	—	—	(64.0)
Finance costs	31.6	—	—	(31.6)
Taxation	(40.4)	—	—	40.4

	55.2	—	—	(55.2)

Ravva arbitration

The calculation of the GoI’s share of petroleum produced from the Ravva field has been the subject of differing interpretations for some years and an arbitration to settle the matter was launched in 2003. The biggest single issue, the treatment of an item known as the ONGC carry, was found in Cairn’s favour by the arbitration panel in 2004. This was subsequently appealed by the GoI, following which it had been disclosed as a contingent liability in the notes to the financial statements. Cairn India’s share of this liability was $64.0m principal, plus interest of $31.6m.

Following the procedure laid out in the Ravva Production Sharing Contract (PSC), the GoI’s appeal was made to the Malaysian courts and in January 2009 they decided to set aside the arbitration award made in favour of Cairn India. Although not the final step in the legal process, the GoI then instructed the buyers of the Ravva crude not to pass over the revenues to Cairn until such time as they believed that the liability had been settled in full.

A further judgement was delivered by the Malaysian Court of Appeal in September 2009 which reversed the Malaysian Court’s January 2009 ruling and had the effect of re-instating the original award in favour of Cairn India. Despite the September judgement re-instating the original arbitration award, the GoI continued to prevent the buyers passing revenues to Cairn throughout the remainder of the year.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Consequently, on a conservative basis, Cairn provided for the full $95.6m liability as an exceptional item. The disputed share of profit petroleum of $64.0m was charged against revenue and the potential interest charge of $31.6m was recognised as a finance cost. An associated deferred tax credit of $40.4m was also been recognised, making a net impact on profit after tax of $55.2m. Payments withheld by the buyers of Ravva crude on the instruction of GoI have been offset against current profit petroleum payments due to GoI with the remaining excess offset against the provision, see note 21.

The GoI’s final appeal to the Malaysian Supreme Court was heard in January 2011. On 11 October 2011 the Supreme Court’s decision was delivered in favour of Cairn India, dismissing the GoI appeal. With the final appeal dismissed and all withheld sums having being recovered, the provision has therefore been released in full.

5.	STAFF COSTS

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Wages and salaries	55.1	45.4	92.5	84.9
Pension costs	3.0	3.5	6.6	6.2
Share-based payments charge	7.4	8.9	19.9	16.6

	65.5	57.8	119.0	107.7

Staff costs are shown gross before amounts recharged to Joint Ventures and include the costs of share-based payments. The share-based payments charge includes amounts in respect of both equity and cash-settled phantom options and associated National Insurance Contributions.

Pension costs comprise $0.1m (30 June 2010: $0.7m, 31 December 2010: $1.0m, 31 December 2009: $1.1m) in respect of defined benefits schemes and $2.9m (30 June 2010: $2.8m, 31 December 2010: $5.6m, 31 December 2009: $5.1m) in respect of defined contributions schemes.

The average number of full time equivalent employees, including executive directors and individuals employed by the Group working on Joint Venture operations, was:

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
Number of employees—India	1,118	1,053	1,079	857

Cairn Energy PLC Group Share Options

The ultimate parent company of the Group operates a number of share-based schemes in respect of shares in Cairn Energy PLC for the benefit of its employees as outlined below.

During 2009 each Cairn Energy ordinary share of 6 2/13 pence was sub-divided into 10 new ordinary shares of 8/13 pence each. Outstanding share options were revised by increasing the option or award by a factor of 10 and reducing the exercise price by a factor of 10. The undernoted details of share options have been restated as if this sub-division had been in place throughout 2009.

Pre-2006 Plans and 2009 Plan

Under the 2002 Unapproved Share Option Plan (the ‘2002 Plan’), at 1 January 2011, certain executive directors and employees had been granted options to subscribe for ordinary shares which are exercisable between 2006 and 2016, at prices between £0.3055 and £2.153. At 30 June 2011, there were 1,256,790 outstanding (31 December 2010: 1,668,720 options outstanding, 31 December 2009: 3,332,090 options outstanding) with a weighted average remaining contractual life of 4.44 years (31 December 2010: 5.02 years, 31 December 2009: 6.09 years) (options exercised in six months to 30 June 2011: 411,930, year to 31 December 2010: 1,663,370, year to 31 December 2009: 885,730).

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The options outstanding at the end of the period under the 2002 Plan can be broken down into the following weighted average exercise price (WAEP) variants:

		As at 30 June	As at 31 December
		2011	2010	2009
Exercisable between	WAEP (£)	Number	Number	Number
2006 - 2013	0.3055	20,000	20,000	120,000
2007 - 2014	0.8735	120,740	129,740	129,740
2008 - 2015	1.152	313,000	374,000	575,500
2009 - 2016	2.153	803,050	1,144,980	2,506,850

		1,256,790	1,668,720	3,332,090

The above share option schemes are subject to performance conditions on exercise. The option holder may exercise 50% of their options if the average annual compound growth in the total shareholder return of Cairn Energy PLC has been 5%. If the growth has been in excess of 10% the option holder may exercise all of their options, with a sliding scale of percentage, between 50% to 100% exercisable if the growth is between 5% and 10%.

The following tables detail the number and WAEP of share options for the Cairn Energy PLC share option schemes in which employees of the Group have an interest at the Balance Sheet date:

	2002 Plan
	Number	WAEP (£)
Outstanding at 1 January 2011	1,668,720	1.807
Exercised during six months to 30 June 2011	(411,930)	1.977

Outstanding at the end of the period	1,256,790	1.751

Exercisable at the end of the period	1,256,790

No options were granted in the six months to 30 June 2011.

The following table details the number and WAEP of share options for the various Cairn Energy PLC share option schemes in which employees of the Group have an interest as at 31 December 2010:

	2002 Plan
	Number	WAEP (£)
Outstanding at 1 January 2010	3,332,090	1.864
Exercised during 2010	(1,663,370)	1.921

Outstanding at the end of the year	1,668,720	1.807

Exercisable at the end of the year	1,668,720

No options were granted in 2010.

The following table details the number and WAEP of share options for the various Cairn Energy PLC share option schemes in which employees of the Group have an interest as at 31 December 2009:

	2002 Plan
	Number	WAEP (£)
Outstanding at 1 January 2009	4,344,970	1.887
Granted during 2009	—	—
Lapsed during 2009	(127,150)	2.082
Exercised during 2009	(885,730)	1.946

Outstanding at the end of the year	3,332,090	1.864

Exercisable at the end of the year	3,332,090

There were no options granted in 2009.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Cairn Energy PLC share options were exercised on a regular basis throughout the period. The weighted average share price during the six months ended 30 June 2011 was £4.343 (year to 31 December 2010: £4.073, year to 31 December 2009: £2.418).

The Cairn Energy PLC share options have been valued using a binomial model. The main inputs to the model include the number of options, share price, leaver rate, trigger points, discount rate and volatility.

•	Leaver rate assumptions are based on past history of employees leaving the Company prior to options vesting and are revised to equal the number of options that ultimately vest.

•	Trigger points are the profit points at which the relevant percentage of employees are assumed to exercise their options.

•	The risk-free rate is based on the yield on a zero coupon Government bond with a term equal to the expected term on the option being valued.

•

Volatility was determined as the annualised standard deviation of the continuously compounded rates of return on the shares of a peer group of similar companies selected from the FTSE, over a ten year period to the date of award.

2002 Plan
Vesting	85.74% - 89.48%
Trigger points	25% profit - 15%
50% profit - 25%
75% profit - 25%
100% profit - 15%
125% profit - 10%
No trigger - 10%
Risk-free rate	4.0% - 4.8%
Volatility	40.24%

Cairn India Limited Share Options

The Group operates a number of share-based schemes in respect of shares in Cairn India Limited for the benefit of its employees. These are outlined below.

Cairn India Senior Management Plan

The Cairn India Senior Management Plan (‘CISMP’) was adopted by the company in November 2006. This is a discretionary arrangement that allowed the company to grant pre IPO options over its shares to a limited number of its key senior management team. Following the completion of Cairn India’s floatation, no further options will be granted pursuant to this arrangement.

The vesting conditions for the outstanding options which have been granted under the CISMP are the achievement of certain Rajasthan production levels. Option exercises will be settled by an allotment of shares in Cairn India Limited to the relevant individual.

The options granted under the CISMP are exercisable at Rs.33.70. At 30 June 2011, there were 2,238,078 options outstanding (31 December 2010 and 31 December 2009: 2,238,078 options outstanding) with a weighted average remaining contractual life of 1.26 years (31 December 2010: 1.75 years, 31 December 2009: 2.75 years).

The following table details the number and WAEP of share options for the CISMP:

		As at 30 June	As at 31 December
		2011	2010	2009
	WAEP (Rs.)	Number	Number	Number
Outstanding at the beginning of the period	33.70	2,238,078	2,238,078	2,238,078

Outstanding at the end of the period	33.70	2,238,078	2,238,078	2,238,078

Exercisable at the end of the period	—	—	—	—
Weighted average remaining contractual life of outstanding options		1.26 years	1.75 years	2.75 years

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The CISMP options have been valued using the Black Scholes model. The main inputs to the model include the number of options, share price, trigger points, discount rate, expected life of the options and volatility. Volatility was determined as the annualized standard deviation of the continuously compounded rates of return on the shares over a period of time.

The fair value of the options is based on an independent valuation using the following assumptions:

Vesting %	25% - 50%
Volatility	39.67% - 45.99%
Risk-free rate	6.82% - 7.46%

Cairn India Employee Stock Option Plan (2006)

The Cairn India Employee Stock Option Plan (2006)—(‘CIESOP’), which was adopted by Cairn India Limited in November 2006, is a discretionary arrangement that allows the company to grant options over its shares to selected employees and executive directors.

Under the plan, Cairn India will grant options equivalent to 88,265,718 equity shares (when aggregated with the number of options to be granted pursuant to the Cairn India Performance Option Plan (2006) (CIPOP) of the face value of Rs.10 each at an exercise price that will be determined by the Remuneration Committee, but not less than the fair market value of the equity shares on the date of grant to each of the eligible employees of Cairn India.

Options will generally vest on the third anniversary of grant, subject to the individuals remaining in employment. In accordance with generally prevailing practice in India, the ability to exercise these options will not be subject to the satisfaction of any additional performance conditions. Option exercises will be settled by an allotment of shares to the relevant individual.

During 2010 certain options were converted to the CIESOP phantom option plan on identical terms to their grant under the CIESOP plan.

The following table details the number and WAEP of share options issued under the CIESOP at the Balance Sheet date:

	Number	WAEP (Rs.)
Outstanding at the beginning of the period	14,045,944	241.09
Lapsed during the period	(780,005)	259.37
Exercised during the period	(1,225,525)	165.35

Outstanding at the end of the period	12,040,414	247.62

Exercisable at the end of the period	1,547,182
Weighted average fair value of options granted in period	—
Weighted average remaining contractual life of outstanding options	7.93 years

The following table details the number and WAEP of share options issued under the CIESOP at 31 December 2010:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	14,932,933	205.82
Granted during the year	3,027,463	331.25
Lapsed during the year	(686,790)	233.78
Exercised during the year	(3,227,662)	164.05

Outstanding at the end of the year	14,045,944	241.09

Exercisable at the end of the year	2,772,707
Weighted average fair value of options granted in year	Rs. 141.56
Weighted average remaining contractual life of outstanding options	8.28 years

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The following table details the number and WAEP of share options issued under the CIESOP at 31 December 2009:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	11,139,570	185.31
Granted during the year	5,405,144	240.05
Lapsed during the year	(886,282)	190.12
Converted to phantom options during the year	(725,500)	165.06

Outstanding at the end of the year	14,932,932	205.82

Exercisable at the end of the year	—
Weighted average fair value of options granted in year	Rs. 122.24
Weighted average remaining contractual life of outstanding options	6.09 years

The CIESOP options have been valued using the Black Scholes model. The main inputs to the model are as per the CISMP above.

The fair value of the options is based on an independent valuation using the following assumptions:

Vesting %	100%
Volatility	36.4% - 53.73%
Risk-free rate	6.91% - 9.2%

CIESOP share options were exercised on a regular basis throughout the year. The weighted average share price during the six months to 30 June 2011 was Rs. 337.25 (year ended 31 December 2010: Rs. 309.48, year ended 31 December 2009: not applicable as no exercises took place during 2009).

Cairn India Performance Option Plan (2006)

The Cairn India Performance Option Plan (‘CIPOP’) was adopted by Cairn India in November 2006, and is a discretionary arrangement that allows the company to grant options over its shares to selected employees and executive directors.

Under the plan, Cairn India will grant options equivalent to 88,265,718 equity shares (when aggregated with the number of options to be granted pursuant to the CIESOP) of the face value of Rs.10 each at an exercise price of Rs.10 each to each of the eligible employees of the Cairn India.

The vesting of these options will generally be dependent on both continued employment and the extent to which predetermined performance conditions are met over a specified period of at least three years. Initially, the performance condition attached to options granted pursuant to the CIPOP will be based on the total shareholder return (TSR) of Cairn India compared to the TSR of a group of exploration, production and integrated oil companies.

During 2010 certain options were converted to the CIPOP phantom option plan on identical terms to their grant under the CIPOP plan.

The following table details the number and WAEP of share options issued under the CIPOP at the Balance Sheet date:

	Number	WAEP (Rs.)
Outstanding at the beginning of the period	2,439,652	10.00
Lapsed during the period	(91,394)	10.00
Exercised during the period	(272,098)	10.00

Outstanding at the end of the period	2,076,160	10.00

Exercisable at the end of the period	—
Weighted average fair value of options granted in period	—
Weighted average remaining contractual life of outstanding options	1.26 years

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The following table details the number and WAEP of share options issued under the CIPOP at 31 December 2010:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	2,817,814	10.00
Granted during the year	584,144	10.00
Lapsed during the year	(121,378)	10.00
Exercised during the year	(840,928)	10.00

Outstanding at the end of the year	2,439,652	10.00

Exercisable at the end of the year	—
Weighted average fair value of options granted in year	Rs. 323.39
Weighted average remaining contractual life of outstanding options	1.57 years

The following table details the number and WAEP of share options issued under the CIPOP at 31 December 2009:

	Number	WAEP (Rs.)
Outstanding at the beginning of the year	3,443,947	10.00
Granted during the year	994,768	10.00
Lapsed during the year	(703,947)	10.00
Converted to phantom options during the year	(916,954)	10.00

Outstanding at the end of the year	2,817,814	10.00

Exercisable at the end of the year	—
Weighted average fair value of options granted in year	Rs. 226.4
Weighted average remaining contractual life of outstanding options	1.73 years

The CIPOP options have been valued using the Black Scholes model. The main inputs to the model are as per the CISMP above.

The fair value of the options is based on an independent valuation using the following assumptions:

Vesting %	100%
Volatility	37.49% - 53.73%
Risk-free rate	5.78% - 9.37%

CIPOP share options were exercised on a regular basis throughout the year. The weighted average share price during the six months to 30 June 2011 was Rs. 337.25 (year ended 31 December 2010: Rs. 309.48, year ended 31 December 2009: not applicable as no exercises took place during 2009).

Cairn India Employee Share Related Bonuses

Cairn India granted benefits to certain employees whereby they receive a cash sum that is calculated by reference to the improvement in Cairn India share price.

The vesting of these cash-settled ‘phantom options’ will generally be dependent on both continued employment and the extent to which the predetermined performance conditions of the CIESOP and CIPOP are met over a specified period of three years.

During 2010 certain options were converted to the CIESOP and CIPOP phantom option plan on identical terms to their grant under the CIESOP and CIPOP plan.

The following table details the number and WAEP of cash-settled ‘phantom options’ at the Balance Sheet date:

	CIESOP Phantom		CIPOP Phantom
	Number	WAEP (Rs.)	Number	WAEP (Rs.)
Outstanding at the beginning of the period	453,898	252.79	1,517,581	10.00
Lapsed during the period	(78,593)	253.37	—	10.00
Exercised during the period	—	—	(263,547)	10.00

Outstanding at the end of the period	375,305	252.67	1,254,034	10.00

Exercisable at the end of the period	—		—
Weighted average fair value of options granted in period	—		—
Weighted average remaining contractual life of outstanding options	0.87 years		1.11 years

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The following table details the number and WAEP of cash-settled ‘phantom options’ at 31 December 2010:

	CIESOP Phantom		CIPOP Phantom
	Number	WAEP (Rs.)	Number	WAEP (Rs.)
Outstanding at the beginning of the year	1,233,499	189.87	2,422,962	10.00
Granted during the year	93,572	331.25	354,711	10.00
Lapsed during the year	(33,842)	143.62	(72,809)	10.00
Exercised during the year	(839,331)	173.46	(1,187,283)	10.00

Outstanding at the end of the year	453,898	252.79	1,517,581	10.00

Exercisable at the end of the year	—		—
Weighted average fair value of options granted in year	Rs. 124.37		Rs. 324.37
Weighted average remaining contractual life of outstanding options	1.32 years		1.55 years

The following table details the number and WAEP of cash-settled ‘phantom options’ at 31 December 2009:

	CIESOP Phantom		CIPOP Phantom
	Number	WAEP (Rs.)	Number	WAEP (Rs.)
Outstanding at the beginning of the year	362,556	218.19	784,859	10.00
Granted during the year	211,362	240.05	1,060,472	10.00
Lapsed during the year	(65,919)	233.60	(339,323)	10.00
Converted from options during the year	725,500	165.06	916,954	10.00

Outstanding at the end of the year	1,233,499	189.87	2,422,962	10.00

Exercisable at the end of the year	—		—
Weighted average fair value of options granted in year	Rs. 130.17		Rs. 273.71
Weighted average remaining contractual life of outstanding options	1.30 years		1.80 years

The cash-settled phantom options have been valued using the Black Scholes model. The main inputs to the model are as per the CISMP above.

The fair value of the options is based on an independent valuation using the following assumptions:

	CIESOP Phantom	CIPOP Phantom
Vesting %	100%	100%
Volatility	26.21% - 49.69%	26.21% - 49.69%
Risk-free rate	4.86% - 9.59%	4.86% - 9.59%

CIESOP and CIPOP Phantom options were exercised on a regular basis throughout 2010, and the CIPOP Phantom options were exercised on a regular basis throughout the first six months of 2011. The weighted average share price during the six months to 30 June 2011 was Rs. 337.25 (year ended 31 December 2010: Rs. 309.48, year ended 31 December 2009: not applicable as no exercises took place during 2009).

6.	FINANCE INCOME

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Bank interest	24.9	10.9	24.2	42.4
Other interest	—	0.1	0.1	0.2

	24.9	11.0	24.3	42.6

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

7.	FINANCE COSTS

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Bank loan and overdraft interest	18.0	25.9	68.4	25.3
Other finance charges	7.2	5.8	22.5	11.8

	25.2	31.7	90.9	37.1
Less: borrowing costs capitalised (note 11)	(6.0)	(19.5)	(28.5)	(35.1)

	19.2	12.2	62.4	2.0
Other finance costs:
—unwinding of discount	4.0	0.9	2.6	1.7
—fair value movement on currency exchange options	1.3	2.0	2.0	3.7
Exchange loss	1.4	7.4	10.4	2.9

	25.9	22.5	77.4	10.3
Exceptional interest on Ravva arbitration (note 4)	(31.6)	—	—	31.6

	(5.7)	22.5	77.4	41.9

Under UK tax law, borrowing costs which are capitalised in the accounts will generally be deductible expenses for tax in the period in which they are capitalised. Under Indian tax law, capitalised costs must be apportioned between property, plant & equipment and intangible assets based on the nature of the assets which were funded by the borrowing. To the extent that the borrowing costs relate to property, plant & equipment, they will be deductible for tax according to the normal tax depreciation rules. Borrowing costs relating to intangibles will be a deductible expense, for Indian tax purposes, in the period in which they are capitalised.

8.	TAXATION

(a)	Analysis of tax (credit)/expense in period

		For the six months ended 30 June		For the year ended 31 December
	Notes	2011	2010	2010	2009
		(US$ million)
Current tax:
Indian Regular Tax on profits for the period at 42.23% (June 2010: 42.23%, December 2010: 42.23%, December 2009: 42.23%)		16.3	12.0	28.4	6.2
Indian Regular Tax on profits for the period at 33.22% (June 2010: 33.60%, December 2010: 33.47%, December 2009: 33.99%)		—	(1.2)	(1.3)	6.4
Indian Minimum Alternate Tax on profits for the period at 19.93% (June 2010: 17.43%, December 2010: 17.95%, 31 December 2009: 14.53%)		171.2	22.3	208.8	17.5
Overseas taxes		4.4	—	2.9	—
Adjustments in respect of prior periods		—	—	14.4	5.8
Withholding taxes deducted at source		—	—	0.1	—

Total current tax		191.9	33.1	253.3	35.9
Deferred tax:
Temporary differences in respect of non-current assets		(188.9)	24.3	(73.6)	(101.5)
Other temporary differences		—	(26.3)	(85.6)	(4.5)

		(188.9)	(2.0)	(159.2)	(106.0)
Exceptional deferred tax
Temporary differences in respect of Ravva arbitration		40.4	—	—	(40.4)

		40.4	—	—	(40.4)

Total deferred tax	18	(148.5)	(2.0)	(159.2)	(146.4)

Tax (credit)/expense on profit/(loss)		43.4	31.1	94.1	(110.5)

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

(b)	Factors affecting tax (credit)/expense in period

A reconciliation of income tax (credit)/expense applicable to profit/(loss) before income tax at the applicable tax rate to income tax expense at the Cairn India Group’s effective income tax rate is as follows:

	For the six months ended 30 June		For the year ended 30 December
	2011	2010	2010	2009
	(US$ million)
Profit/(loss) before taxation	966.3	137.3	855.8	(42.5)

Tax at the weighted average rate of corporation tax of 41.95% (June 2010: 42.97%, December 2010: 42.71%, December 2009: 43.82%)	405.4	59.0	365.5	(18.6)
Effects of:
Minimum Alternate Tax payable	(67.7)	(0.3)	56.8	17.5
Adjustments in respect of prior periods—current tax	—	—	14.4	5.8
Temporary differences not recognised	4.0	12.3	7.0	57.4
Share-based payments	0.1	2.0	4.1	2.8
Indian tax holiday	(313.3)	(45.6)	(205.4)	(163.9)
Other non-deductible expenses and non-taxable income	7.1	1.1	0.9	(0.6)
Withholding tax	—	—	0.1	—
Foreign exchange movements	7.8	2.6	(17.4)	(10.9)
Brought forward losses utilised	—	—	(131.9)	—

Total tax (credit)/expense	43.4	31.1	94.1	(110.5)

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The applicable tax rate was the weighted average rate for the period of the Indian, Netherlands, Australian, United Kingdom, Jersey, Sri Lankan, Singaporean and Mauritian tax rates. The weighted average rate is subject to fluctuations from year to year based on the level of profits and losses which arise to the Cairn India Group in each jurisdiction.

At 30 June 2011, the Cairn India Group had losses of approximately $88.4m (30 June 2010: $419.3m, 31 December 2010: $117.3m, 31 December 2009: $509.9m) available for offset against future trading profits chargeable to Indian Corporate Income Tax. Under Indian tax laws, losses may be carried forward for a period of up to eight years. As it is currently not expected that profits against which $88.4m (30 June 2010: $60.9m, 31 December 2010: $72.9m, 31 December 2009 $35.4m) of losses can be offset will arise in the foreseeable future, no deferred tax asset has been recognised. In prior periods, losses were not recognised for deferred tax purposes as it was not considered probable that they would be utilised against future trading profits chargeable to Indian tax because they would expire during the period of tax holiday in India (30 June 2010: $358.4m, 31 December 2010: $44.4m, 31 December 2009: $474.5m).

At 30 June 2011, the Cairn India Group had no losses (30 June 2010: $609.4m, 31 December 2010: $178.6m, 31 December 2009: $527.3m) available for offset against future trading profits chargeable to UK Corporation Tax. None of these trading losses were recognised for deferred tax in prior periods as it was not considered sufficiently probable that they would be used.

At 30 June 2011, the Cairn India Group had losses of approximately $13.7m (30 June 2010: $13.7m, 31 December 2010: $13.7m, 31 December 2009: $13.6m) available for offset against future trading profits chargeable to Netherlands Corporate Income Tax, but there are restrictions on the use of these losses. Cairn also had losses of approximately $0.6m (30 June 2010: $0.3m, 31 December 2010: $0.6m, 31 December 2009: $0.6m) available for offset against future profits chargeable to Australian Corporate Tax, but there are restrictions on the use of these losses. Under Australian tax law, losses may generally be carried forward indefinitely. No deferred tax asset has been recognised in respect of the Dutch or Australian losses, as there is no probability that they will be used.

Tax losses incurred in one jurisdiction cannot usually be offset against profits or gains arising in another jurisdiction.

9.	EARNINGS PER ORDINARY SHARE

The earnings per ordinary share is calculated on a profit of $922.9m (30 June 2010: $106.2m, 31 December 2010: $761.7m, 31 December 2009: $68.0m) and on a weighted average of 1,901,707,253 ordinary shares (30 June 2010: 1,896,963,491, 31 December 2010: 1,897,538,765, 31 December 2009: 1,896,667,816).

The diluted earnings per ordinary share is calculated on the above profit and on 1,908,936,316 ordinary shares (30 June 2010: 1,905,373,545, 31 December 2010: 1,905,204,908, 31 December 2009: 1,900,717,328). The ordinary shares used in the diluted earnings per share calculation is the sum of the weighted average ordinary shares referred to above plus 7,229,063 (30 June 2010: 8,410,054, 31 December 2010: 7,666,143, 31 December 2009: 4,049,512) dilutive potential ordinary shares relating to share options.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

10.	INTANGIBLE EXPLORATION/APPRAISAL ASSETS

Cost	US$ million
At 1 January 2009	370.6
Additions	40.3
Transfers to property, plant & equipment—development/producing assets	(19.0)
Unsuccessful exploration costs	(50.2)
Foreign exchange	(1.1)

At 1 January 2010	340.6
Additions	60.8
Unsuccessful exploration costs	(23.1)
Foreign exchange	(1.8)

At 1 January 2011	376.5
Additions	19.0
Unsuccessful exploration costs	(3.6)

At 30 June 2011	391.9

Net book value at 30 June 2011	391.9
Net book value at 31 December 2010	376.5
Net book value at 31 December 2009	340.6
Net book value at 1 January 2009	370.6

Exploration costs transferred to property, plant and equipment—development/producing assets (note 11) during 2009 of $19.0m represent general exploration costs allocated to successful exploration activities in Rajasthan in accordance with the Cairn India Group’s accounting policy.

At the period end, the Cairn India Group reviews intangible exploration/appraisal assets for indicators of impairment defined under IFRS 6. Where an indicator is identified, the asset is tested for impairment. No indicators of impairment have been identified at the Balance Sheet date or at the preceding period ends.

11.	PROPERTY, PLANT & EQUIPMENT—DEVELOPMENT/PRODUCING ASSETS

US$ million
Cost
At 1 January 2009	1,392.6
Additions	751.7
Transfers from property, plant & equipment—development/producing assets	19.0

At 1 January 2010	2,163.3
Additions	716.6

At 1 January 2011	2,879.9
Additions	218.3

At 30 June 2011	3,098.2

Depletion and decommissioning
At 1 January 2009	275.8
Charge for the year	56.0

At 1 January 2010	331.8
Charge for the year	351.9

At 1 January 2011	683.7
Charge for the year	235.8

At 30 June 2011	919.5

Net book value at 30 June 2011	2,178.7
Net book value at 31 December 2010	2,196.2
Net book value at 31 December 2009	1,831.5
Net book value at 1 January 2009	1,116.8

Included within additions during the year is an amount of $6.0m of directly attributable borrowing costs (31 December 2010: $28.5m, 31 December 2009: $35.1m).

The net book value at 30 June 2011 includes $209.9m (31 December 2010: $135.3m, 31 December 2009: $584.2m) in respect of assets under construction which are not yet subject to depletion.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Exploration costs transferred from intangible exploration/appraisal assets (note 10) during 2009 of $19.0m represent general exploration costs allocated to successful exploration activities in Rajasthan in accordance with the Cairn India Group’s accounting policy.

At the period end the Cairn India Group reviewed the carrying value of cash generating units within property, plant & equipment—development/producing assets for indicators of impairment or reversal of prior year impairment. This review determined that no indicators existed. No indicators of impairment existed at 31 December 2010 or at 31 December 2009.

12.	PROPERTY, PLANT & EQUIPMENT—OTHER

	Land, buildings and tenants’ Improvements	Vehicles and Equipment	Total
	(US$ million)
Cost
At 1 January 2009	11.0	5.9	16.9
Additions	0.3	1.3	1.6
Disposals	(2.7)	(1.2)	(3.9)

At 1 January 2010	8.6	6.0	14.6
Additions	—	2.9	2.9
Disposals	—	(0.9)	(0.9)

At 1 January 2011	8.6	8.0	16.6
Additions	0.5	0.9	1.4
Disposals	—	(0.9)	(0.9)

At 30 June 2011	9.1	8.0	17.1

Depreciation
At 1 January 2009	5.8	3.3	9.1
Charge for the year	2.1	1.3	3.4
Disposals	(2.7)	(1.1)	(3.8)

At 1 January 2010	5.2	3.5	8.7
Charge for the year	1.8	1.6	3.4
Transfer between categories	(0.9)	0.9	—
Disposals	—	(0.9)	(0.9)

At 1 January 2011	6.1	5.1	11.2
Charge for the period	0.8	1.1	1.9
Disposals	—	(0.9)	(0.9)

At 30 June 2011	6.9	5.3	12.2

Net book value at 30 June 2011	2.2	2.7	4.9
Net book value at 31 December 2010	2.5	2.9	5.4
Net book value at 31 December 2009	3.4	2.5	5.9
Net book value at 1 January 2009	5.2	2.6	7.8

The net book value of assets held under finance leases or hire purchase contracts at 30 June 2011 was $1.6m (31 December 2010: $2.4m, 31 December 2009: $4.0m). There were no additions during the period (31 December 2010: $nil, 31 December 2009: $1.8m) of property, plant & equipment—other held under finance leases or hire purchase contracts. Leased assets are pledged as security for the related finance lease or hire purchase liability.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

13.	INTANGIBLE ASSETS—OTHER

	Software costs	Total
	(US$ million)
Cost
At 1 January 2009	12.8	12.8
Additions	3.0	3.0
Disposals	(1.5)	(1.5)

At 1 January 2010	14.3	14.3
Additions	4.0	4.0
Disposals	(2.0)	(2.0)

At 1 January 2011	16.3	16.3
Additions	1.5	1.5
Disposals	(0.5)	(0.5)

At 30 June 2011	17.3	17.3

Amortisation and impairment
At 1 January 2009	8.8	8.8
Charge for the year	3.4	3.4
Disposals	(1.5)	(1.5)

At 1 January 2010	10.7	10.7
Charge for the year	3.7	3.7
Disposals	(1.7)	(1.7)

At 1 January 2011	12.7	12.7
Charge for the year	1.6	1.6
Disposals	(0.4)	(0.4)

At 30 June 2011	13.9	13.9

Net book value at 30 June 2011	3.4	3.4
Net book value at 31 December 2010	3.6	3.6
Net book value at 31 December 2009	3.6	3.6
Net book value at 1 January 2009	4.0	4.0

14.	INVENTORY

	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Oil and condensate inventories	18.7	25.6	10.7
Spare parts inventories	5.9	3.1	—

	24.6	28.7	10.7

15.	TRADE AND OTHER RECEIVABLES

	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Trade receivables	395.0	254.4	30.2
Other debtors	70.3	47.3	66.0
Joint Venture debtors	204.7	199.8	155.7

	670.0	501.5	251.9
Prepayments	42.6	2.9	18.9

	712.6	504.4	270.8

Due to the nature of the business, 8 (31 December 2010: 8, 31 December 2009: 6) customers account for 100% of trade receivables.

As at 30 June 2011, 31 December 2010 and 31 December 2009, the ageing analysis of trade and other receivables, excluding prepayments, is set out below:

	Total	< 30 days	30-60 days	60-90 days	90-120 days	>120 days
	(US$ million)
30 June 2011
Neither past due nor impaired	658.1	658.1	—	—	—	—
Past due but not impaired	11.9	11.9	—	—	—	—
Past due and impaired	120.0	23.5	—	—	12.9	83.6
Allowance for doubtful debts	(120.0)	(23.5)	—	—	(12.9)	(83.6)

As at 30 June 2011	670.0	670.0	—	—	—	—

31 December 2010
Neither past due nor impaired	471.2	471.2	—	—	—	—
Past due but not impaired	30.3	26.3	0.6	0.6	1.2	1.6
Past due and impaired	83.7	—	—	2.5	—	81.2
Allowance for doubtful debts	(83.7)	—	—	(2.5)	—	(81.2)

As at 31 December 2010	501.5	497.5	0.6	0.6	1.2	1.6

31 December 2009
Neither past due nor impaired	241.9	241.9	—	—	—	—
Past due but not impaired	10.0	8.4	—	—	—	1.6
Past due and impaired	79.6	—	—	6.4	2.1	71.1
Allowance for doubtful debts	(79.6)	—	—	(6.4)	(2.1)	(71.1)

As at 31 December 2009	251.9	250.3	—	—	—	1.6

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The movement in allowance for doubtful debts individually or collectively impaired is set out below:

	Trade receivables	Other debtors	Joint Venture debtors	Total
	(US$ million)
As at 1 January 2009	0.2	12.2	60.9	73.3
Amounts written off during year*	—	(12.2)	—	(12.2)
(Decrease)/Increase in allowance capitalised in the Balance Sheet	(0.1)	—	18.6	18.5

As at 1 January 2010	0.1	—	79.5	79.6
(Decrease)/Increase in allowance capitalised in the Balance Sheet	(0.1)	—	4.2	4.1

As at 1 January 2011	—	—	83.7	83.7
Increase in allowance capitalised in the Balance Sheet	—	—	36.3	36.3

As at 30 June 2011	—	—	120.0	120.0

*	The movements during the year relate to amounts with corresponding balances in trade receivables, deferred income or other creditors in the Balance Sheet and therefore do not affect the Income Statement.

In determining the recoverability of a trade or other receivable, the Cairn India Group carries out a risk analysis based on the type and age of the outstanding receivable.

Included in the allowance for doubtful debts are individually impaired Joint Venture debtors with a balance of $120.0m (31 December 2010: $83.7m, 31 December 2009: $79.5m). These predominantly relate to outstanding Rajasthan cash calls which are currently being pursued by management.

16.	NET FUNDS

	As at 30 June		As at 31 December
	2011	2010	2010	2009
	(US$ million)
Bank deposits	953.6	0.1	452.6	267.4
Cash and cash equivalents	498.7	547.4	438.5	326.2
Loans and borrowings	(404.2)	(830.7)	(673.7)	(666.1)

Net cash/(debt)	1,048.1	(283.2)	217.4	(72.5)

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods from overnight deposits to three months depending on the cash requirements of the Cairn India Group.

As at 30 June 2011 the Group had available $629.5m of undrawn committed facilities, as disclosed in note 23, in respect of which all conditions precedent had been met.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

17.	TRADE AND OTHER PAYABLES

	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Trade payables	8.1	4.7	2.8
Amounts owed to parent and fellow subsidiaries	0.6	1.2	4.9
Other taxation and social security	0.5	8.4	0.6
Other creditors	84.4	70.3	32.4
Joint venture creditors	188.5	119.8	103.9
Accruals	23.0	27.2	11.4
Joint venture accruals	184.3	177.7	154.2

	489.4	409.3	310.2

18.	DEFERRED TAXATION

	Assets	Liabilities	Total
	(US$ million)
At 1 January 2009	—	(225.5)	(225.5)
Charge to Income Statement	—	146.4	146.4

At 1 January 2010	—	(79.1)	(79.1)
Credit to Income Statement	80.1	79.1	159.2

At 1 January 2011	80.1	—	80.1
Credit to Income Statement	148.5	—	148.5

At 30 June 2011	228.6	—	228.6

Deferred taxation—India
Accelerated allowances	(105.4)	—	(105.4)
Other temporary differences	334.0	—	334.0

Total deferred taxation as at 30 June 2011	228.6	—	228.6

Deferred taxation—India
Accelerated allowances	(60.1)	—	(60.1)
Other temporary differences	140.2	—	140.2

Total deferred taxation as at 31 December 2010	80.1	—	80.1

Deferred taxation—India
Accelerated allowances	—	(133.7)	(133.7)
Other temporary differences	—	54.6	54.6

Total deferred taxation as at 31 December 2009	—	(79.1)	(79.1)

At the Balance Sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was $830.8m (31 December 2010: $525.5m, 31 December 2009: $310.4m). No liability has been recognised in respect of these differences because Cairn is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

At the Balance Sheet date, a deferred tax asset was not recognised in respect of Cairn India Group losses of $102.7m (31 December 2010: $265.8m, 31 December 2009: $1,051.4m) where it is not probable that they can be utilised in future periods.

19.	OBLIGATIONS UNDER FINANCE LEASES

The Cairn India Group has finance leases for various items of tenants’ improvements and office equipment, all of which provide the specific entity which holds the lease with the option to purchase. Future finance lease commitments are as follows:

	Minimum lease payments			Present value of minimum lease payments
	As at 30 June	As at 31 December		As at 30 June	As at 31 December
	2011	2010	2009	2011	2010	2009
	(US$ million)
Amounts payable:
Within one year	1.0	1.5	1.8	0.9	1.4	1.5
Between two and five years	0.2	0.6	2.2	0.2	0.6	2.0

	1.2	2.1	4.0	1.1	2.0	3.5
Less: future finance charges	(0.1)	(0.1)	(0.5)	—	—	—

Present value of lease obligations	1.1	2.0	3.5	1.1	2.0	3.5

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The average lease term is between 3 and 6 years. For the six month period ended 30 June 2011, the average effective borrowing rate was 23.90% (year to 31 December 2010: 23.88%, year to 31 December 2009: 19.33%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The fair value of the Cairn India Group’s lease obligations approximates their carrying amount. The Cairn India Group’s obligations under finance leases are secured by the lessors’ rights over the leased assets.

20.	LOANS AND BORROWINGS

	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Loans and borrowings	404.2	673.7	666.1

Details on the Cairn India Group’s loan facilities can be found in note 23.

21.	PROVISIONS

	Decommissioning	Other provisions	Ravva arbitration provision	Revenue Provision	Total
	(US$ million)
At 1 January 2009	23.7	3.0	—	—	26.7
Change in decommissioning estimate	1.6	—	—	—	1.6
Increase of provision	—	12.2	95.6	—	107.8
Provision utilised	—	(6.0)	(65.0)	—	(71.0)
Discount unwound in the year	1.7	—	—	—	1.7

At 1 January 2010	27.0	9.2	30.6	—	66.8
Change in decommissioning estimate	147.6	—	—	—	147.6
Increase of provision	—	0.8	28.2	—	29.0
Provision utilised	—	(3.2)	—	—	(3.2)
Discount unwound in the year	2.6	—	—	—	2.6

At 1 January 2011	177.2	6.8	58.8	—	242.8
Change in decommissioning estimate	(63.4)	—	—	—	(63.4)
Increase in provision	—	0.7	38.8	326.0	365.5
Provision utilised	—	(0.6)	—	—	(0.6)
Discount unwound in the period	5.0	—	—	—	5.0
Reversal of unused amounts	—	—	(97.6)	—	(97.6)

At 30 June 2011	118.8	6.9	—	326.0	451.7
At 30 June 2011
Current	—	2.7	—	326.0	328.7
Non-current	118.8	4.2	—		123.0

	118.8	6.9	—	326.0	451.7

At 31 December 2010
Current	—	3.3	58.8	—	62.1
Non-current	177.2	3.5	—	—	180.7

	177.2	6.8	58.8	—	242.8

At 31 December 2009
Current	—	5.7	30.6	—	36.3
Non-current	27.0	3.5	—	—	30.5

	27.0	9.2	30.6	—	66.8

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Decommissioning costs are expected to be incurred between 2017 and 2041 (31 December 2010: 2016 and 2041, 31 December 2009: 2015 and 2041). The provision has been estimated using existing technology at current prices and discounted using a real discount rate of 7% p.a. (31 December 2010: 7%. 31 December 2009: 7%). An internal assessment of the estimated costs of decommissioning the Rajasthan producing facilities undertaken during 2010 led to an increase in the decommissioning estimate of $147.6m. Further more detailed third party re-assessment was carried out during 2011, which reduced the estimate by $63.4m

Other provisions include $6.2m (31 December 2010: $6.3m, 31 December 2009: $8.8m) relating to phantom options awarded to certain employees in India.

A provision of $95.6m regarding the Ravva arbitration proceedings was made during 2009. Payments were withheld during 2009 and 2010 by the buyers of Ravva crude on the instruction of GoI. These were recovered against current profit petroleum payments due to GoI during 2011 and as a result in 2011 the provision was increased to its full value of $97.6m. On 11 October 2011 the Ravva arbitration proceedings were concluded in favour of the group and the provision was therefore reversed in full.

Cairn has recalculated entitlement interest shares of production based on Royalty paid by ONGC being allowed for cost recovery. Given uncertainty over the timing of payment to ONGC, Cairn has recognised a provision in respect of revenues now attributable to ONGC of $326.0m.

22.	ISSUED CAPITAL AND RESERVES

Authorised Share Capital

Number Rs. 10 Ordinary
At 1 January 2009, 31 December 2009, 31 December 2010 and 30 June 2011	2,250,000,000

	Number Rs. 10 Ordinary	Rs. 10 Ordinary
	(million)	(US$ million)
Allotted, issued and fully paid ordinary shares
At 1 January 2009 and 31 December 2009	1,896.7	426.5
Issued and allotted for employee share options	4.1	0.9

At 31 December 2010	1,900.8	427.4
Issued and allotted for employee share options	1.5	0.3

At 30 June 2011	1,902.3	427.7

Share premium

US$ million
At 1 January 2009 and 31 December 2009	6,770.5
Arising on shares issued for employee share options	11.1

At 31 December 2010	6,781.6
Arising on shares issued for employee share options	4.2

At 30 June 2011	6,785.8

Reserves

Foreign currency translation

Unrealised foreign exchange gains and losses arising on consolidation of subsidiary undertakings are taken directly to reserves in accordance with IAS 21 ‘The effects of changes in foreign exchange rates’.

In accordance with IAS 21, foreign exchange differences arising on intra-group loans are not eliminated on consolidation; this reflects the exposure to currency fluctuations where the subsidiaries involved have differing functional currencies. These intra-group loans are not considered to be an investment in a foreign operation.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

23.	FINANCIAL RISK MANAGEMENT: OBJECTIVES AND POLICIES

The main risks arising from the Cairn India Group’s financial instruments are liquidity risk, interest rate risk, foreign currency risk, commodity price risk and credit risk. The Board review and agree policies for managing each of these risks and these are summarised below:

The Cairn India Group’s treasury function and local operational offices are responsible for these risks, other than credit risk relating to trade receivables for their respective businesses, in accordance with the policy set by the Cairn India Board. Management of these risks is carried out by monitoring of cash flows, investment and funding requirements using a variety of techniques. These potential exposures are managed whilst ensuring that the Cairn India Group has adequate liquidity at all times in order to meet any immediate cash requirements. Trade receivable credit risk is managed by the local operational management teams.

The primary financial instruments comprise bank loans, non-convertible debentures, cash, short and medium-term deposits, money market liquidity and mutual funds, intra-group loans, forward contracts, foreign exchange options, and other receivables and financial liabilities held at amortised cost. The Cairn India Group’s strategy has been to finance its operations through a mixture of retained profits and bank borrowings. Other alternatives such as equity and other forms of non investment-grade debt finance are reviewed by the Cairn India Board, when appropriate, to fund substantial acquisitions or oil and gas projects.

Liquidity risk

During 2009, the Cairn India Group had an $850m revolving credit facility to fund Rajasthan developments from a consortium of international banks and the International Finance Corporation.

In October 2009, the Cairn India Group completed a $1.6bn re-financing for the Rajasthan project through a unique combination of $750m international US dollar borrowings (“USD Facility”) and a domestic borrowing (“INR Facility”) of INR 40bn (INR 4,000 crore; $850m). The domestic borrowing programme was given “AAA” by CARE.

As at 30 June 2011 Cairn India had a $750m international US dollar borrowings facility (“USD Facility”). The USD Facility of $750m was provided by a consortium of overseas commercial banks led by Standard Chartered Bank and the International Finance Corporation, a member of the World Bank Group. Under the terms of the facility agreement, security in terms of a share pledge over the shares in Cairn Energy Hydrocarbons Limited (a 100% indirect subsidiary of Cairn India Limited which holds 50% of the Group’s interest in Rajasthan) has been provided. As at 30 June 2011 a sum of $120.5m was outstanding under the USD Facility. Cairn India cancelled and repaid the facility in October 2011.

Until October 2010 Cairn India had a $1.6bn debt facility through a unique combination of the $750m international US dollar borrowings and a domestic borrowing (“INR Facility”) of INR 40bn ($850m). The domestic borrowing programme was given an “AAA” rating by CARE. In October 2010, Cairn India raised INR 22.5bn ($500m) through INR Unsecured Non-convertible Debentures, at competitive commercial terms. INR 13.5bn ($300m) was drawn immediately and the balance is available to drawdown subject to certain conditions. The proceeds of this financing were used to refinance the existing INR 40bn ($850m) loan and other general corporate expenses. This access to the Indian Debt Capital Market was a first for Cairn India, which received subscriptions from a wide range of investors consisting of mutual funds and insurance companies. Cairn India settled and cancelled the INR facility following the Debenture issue. By June 2012 INR 6.25bn ($135m) of the drawn Non-convertible debentures of INR 13.5bn will be repayable.

The INR Facility of INR 40bn ($850m) was underwritten by the State Bank of India, who syndicated to other banks and financial institutions, including Canara Bank, Bank of India, Oriental Bank of Commerce, Bank of Baroda, HDFC Bank and Infrastructure Development and Finance Corporation.

As at 30 June 2011, the Cairn India Group had $160m of trade finance facilities (31 December 2010: $160m, 31 December 2009: $31.2m) in place to cover the issue of bank guarantees / letter of credit. Fixed rates of bank commission and charges apply to these. $67.2m was utilised as at 30 June 2011 (31 December 2010: $65.8m, 31 December 2009: $12.7m).

The Cairn India Group currently has surplus cash which it has placed in a combination of money market liquidity funds, fixed term deposits and mutual funds with a number of International and Indian banks and financial institutions, ensuring sufficient liquidity to enable the Cairn India Group to meet its short/medium-term expenditure requirements.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The Cairn India Group is conscious of the current environment and constantly monitors counterparty risk. Policies are in place to limit counterparty exposure. The Cairn India Group monitors counterparties using published ratings and other measures where appropriate.

Interest rate risk

Surplus funds are placed on short/medium-term deposits at floating rates. It is Cairn’s policy to deposit funds with banks or other financial institutions that offer the most competitive interest rate at time of issue. The requirement to achieve an acceptable yield is balanced against the need to minimise liquidity and counterparty risk.

Short/medium-term borrowing arrangements are available at floating rates. The treasury functions may from time to time opt to manage a proportion of the interest costs by using derivative financial instruments like interest rate swaps. At this time, however, there are no such instruments outstanding against the same.

Interest rate risk table

The following table demonstrates the sensitivity of the Cairn India Group’s profit/(loss) before tax to a change in interest rates (through the impact on floating rate borrowings and investments).

	Increase/(decrease) in basis points	Increase/(decrease) on profit/(loss) before tax
		(US$ million)
Six months to 30 June 2011	50	1.6
Year ended 31 December 2010	50	0.5
Year ended 31 December 2009	50	4.7

In addition there would be a change of $0.3m in development/producing assets carrying value as a result of capitalisation of the borrowing costs for the Rajasthan development (2010: $1.7m, 2009: $3.6m).

The amounts calculated are based on actual drawings and investments in the periods for a 50 basis point movement in the total rate of interest on each loan or investment.

Foreign currency risk

Cairn manages exposures that arise from non-functional currency receipts and payments by matching receipts and payments in the same currency and actively managing the residual net position. Generally the exposure has been limited given that receipts and payments have mostly been in US dollars and the functional currency of most companies in the Cairn India Group is US dollars.

The Cairn India Group also aims where possible to hold surplus cash, debt and working capital balances in functional currency which in most cases is US dollars, thereby matching the reporting currency and functional currency of most companies in the Cairn India Group. This minimises the impact of foreign exchange movements on the Cairn India Group’s Balance Sheet.

Where residual net exposures do exist and they are considered significant the Company and Cairn India Group may from time to time, opt to use derivative financial instruments to minimise its exposure to fluctuations in foreign exchange and interest rates.

Currently, as a result of the Rajasthan developments, the exposure between the Indian Rupee and US has increased. This is significantly mitigated by the USD and the non-convertible Debentures which assist with the matching of drawings and payments.

Cairn India has entered into derivative contracts to hedge against its INR exposure, primarily future Indian Rupee requirements as part of the Rajasthan Development. The outstanding hedge as at 30 June 2011 was $218m ($185m as at 31 December 2010, $nil as at 31 December 2009).

The following table demonstrates the sensitivity to movements in the $:INR exchange rates, with all other variables held constant, on the Cairn India Group’s monetary assets and liabilities. The Cairn India Group’s exposure to foreign currency changes for all other currencies is not material.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

	Effect on profit/(loss) before tax	Effect on Equity
	(US$ million)
Six months ended 30 June 2011
10% increase in Indian Rupee to $	(4.3)	2.6
10% decrease in Indian Rupee to $	4.3	(2.6)
Year ended 31 December 2010
10% increase in Indian Rupee to $	(4.0)	4.0
10% decrease in Indian Rupee to $	4.0	(4.0)
Year ended 31 December 2009
10% increase in Indian Rupee to $	(2.5)	11.0
10% decrease in Indian Rupee to $	2.5	(11.0)

Commodity price risk

There are implicit product price hedges in place through the pricing mechanisms applicable to CB-OS/2 and Ravva Gas Sales Contracts (GSCs). The requirement for hedging instruments to unwind these pricing mechanisms is reviewed on an ongoing basis. These implicit product price hedges do not give rise to any embedded derivatives under IAS 39.

Ravva, CB-OS/2 and Rajasthan oil sales are made to approved government nominated buyers or approved third parties at floating prices.

The quality adjustment (discount) in the price of Rajasthan crude oil is based on yields of benchmark crude and underlying crude oil and is calculated by taking out the difference between Gross Product Worth (GPW) of both crude oils. The GPW is dependent upon the international product prices of light & middle distillates and heavy ends and has been extremely volatile in the past. To minimise the volatility of the GPW discount in July 2010 Cairn India Group began hedging the GPW exposure and have outstanding contracts of 3.85 million barrels as on 30 June 2011 (0.75 million barrels as on 31 December 2010, nil at 31 December 2009).

No other material commodity price hedging has been undertaken during this period or during the previous year. There were no other material outstanding commodity price contracts at the start of the period or the end of the period. The Board continues to monitor the position.

Credit risk

Payment guarantees or letters of credit from buyers have been obtained as payment security on CB-OS/2 (for Natural Gas). With respect to the sale of Rajasthan crude to Essar Oil Ltd a standby letter of credit has been taken. For all other Ravva and Rajasthan sales there are no payment securities. The buyers are either nominated by the Government of India or are private companies with good credit and payment records.

Investment credit risk for investments with banks and other financial institutions is managed by the Treasury functions in accordance with the Cairn India Board approved policies. Investments of surplus funds are only made with approved counterparties who meet the appropriate rating and/or other criteria, and are only made within approved limits. The Cairn India Board continually re-assesses the Cairn India Group’s policy and updates it as required. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty failure.

The Investment policy limits the placing of deposits to syndicate banks, International Banks with Moody’s long term Deposit rating of A2 and above, Indian Banks having long/medium term deposit/Certificate of Deposit/Debt rating of AAA by any one of the credit rating agency (CRISIL, ICRA or CARE) and Board approved domestic banks. The counterparty limit varies from $44m to $750m for various categories of banks. Investments in USD money market liquidity funds are limited to schemes rated AAA by any one of the three credit rating agencies (S&P, Moody’s and Fitch). For INR investments are only placed with Board approved domestic debt mutual funds. Counterparty limits in case of money market mutual funds varies from $17m to $111m subject to maximum of 10% of the fund.

At the period end the Cairn India Group does not have any significant concentrations of bad debt risk other than that disclosed in note 15. As at 30 June 2011, the Cairn India Group had investments with 20 counterparties to ensure no concentration of counterparty investment risk.

The maximum credit risk exposure relating to financial assets is represented by the carrying value as at the Balance Sheet date.

Capital Management

The objective of the Cairn India Group’s capital management structure is to ensure that there remains sufficient liquidity within the Group to carry out committed work programme requirements. The Cairn India Group monitors the long term cash flow requirements of their businesses in order to assess the requirement for changes to the capital structure to meet that objective and to maintain flexibility.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

To maintain or adjust the capital structure, the Cairn India Group may adjust the dividend payment to shareholders, return capital, issue new shares for cash, repay debt, put in place new debt facilities or other such restructuring activities as appropriate.

No significant changes were made to the objectives, policies or processes during the six month period ended 30 June 2011, the year ended 31 December 2010 or the year ended 31 December 2009.

Cairn India Group capital and net debt were made up as follows:

	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Loans and borrowings	404.2	673.7	666.1
Trade and other payables	489.4	409.3	310.2
Less cash and bank deposits	(1,452.3)	(891.1)	(593.6)

Net (funds)/debt	(558.7)	191.9	382.7
Equity	3,605.7	2,725.3	1,933.2

Group capital and net debt	3,047.0	2,917.2	2,315.9

Gearing ratio	—	6.6%	16.5%

24.	FINANCIAL INSTRUMENTS

The Cairn India Group calculates the fair value of assets and liabilities by reference to amounts considered to be receivable or payable on the Balance Sheet date. The Cairn India Group’s financial assets and liabilities, together with their fair values are as follows:

	Carrying amount			Fair value
	As at 30 June	As at 31 December		As at 30 June	As at 31 December
	2011	2010	2009	2011	2010	2009
	(US$ million)
Financial assets
Bank deposits	953.6	452.6	267.4	953.6	452.6	267.4
Cash and cash equivalents	498.7	438.5	326.2	498.7	438.5	326.2
Derivative financial assets	0.6	2.9	—	0.6	2.9	—
Trade receivables	395.0	254.4	30.2	395.0	254.4	30.2
Joint Venture debtors	204.7	199.8	155.7	204.7	199.8	155.7

	2,052.6	1,348.2	779.5	2,052.6	1,348.2	779.5

All of the above financial assets are current and unimpaired with the exception of trade receivables and Joint Venture debtors and prepayments. An analysis of the ageing of trade and other receivables is provided in note 15.

	Carrying amount			Fair value
	As at 30 June	As at 31 December		As at 30 June	As at 31 December
	2011	2010	2009	2011	2010	2009
	(US$ million)
Financial liabilities
Loans and borrowings	404.2	673.7	666.1	404.2	673.7	666.1
Derivative financial liabilities	7.1	—	—	7.1	—	—
Trade payables	8.1	4.7	2.8	8.1	4.7	2.8
Amounts owed to parent and fellow subsidiaries	0.6	1.2	4.9	0.6	1.2	4.9
Joint venture creditors	188.5	119.8	103.9	188.5	119.8	103.9
Finance leases	1.1	2.0	3.5	1.1	2.0	3.5
Decommissioning provision	118.8	177.2	27.0	118.8	177.2	27.0
Revenue provision	326.0	—	—	326.0	—	—

	1,054.4	978.6	808.2	1,054.4	978.6	808.2

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The carrying value of short-term receivables and payables are assumed to approximate their fair values where discounting is not material.

Fair value hierarchy

The Cairn India Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

During 2009 the Group’s available-for-sale financial assets was transferred from Level 1 to Level 3 where the fair value was reduced to $nil. The loss of $1.9m on the reduction to fair value is recognised in other comprehensive income. There were therefore no financial instruments at 31 December 2009 to disclose.

At 30 June 2011 and 31 December 2010, the Cairn India Group had the following financial instruments measured at fair value:

	Level 1	Level 2	Level 3	2011
	(US$ million)
30 June 2011
Assets measured at fair value
Financial assets at fair value through profit or loss—derivative financial assets	—	0.6	—	0.6
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss—derivative financial assets	—	(7.1)	—	(7.1)

	—	6.5	—	6.5

31 December 2010
Assets measured at fair value
Financial assets at fair value through profit or loss—derivative financial assets	—	2.9	—	2.9

	—	2.9	—	2.9

Maturity analysis

The following table sets out the amount, by maturity, of the Cairn India Group’s financial liabilities:

	Total	Less than one year	One to two years	Two to three years	Three to four years	Four to five years	More than five years
	(US$ million)
At 30 June 2011
Loans and borrowings*	464.1	45.7	342.4	34.5	33.3	8.2	—
Derivative financial liabilities	7.1	7.1	—	—	—	—	—
Trade payables	8.1	8.1	—	—	—	—	—
Joint Venture creditors	188.5	188.5	—	—	—	—	—
Finance leases*	1.2	1.1	0.1	—	—	—	—
Decommissioning provision**	708.7	—	—	—	—	4.3	704.4
Revenue provision	326.0	326.0	—	—	—	—	—

	1,703.7	576.5	342.5	34.5	33.3	12.5	704.4

At 31 December 2010
Loans and borrowings*	789.4	41.4	417.1	138.3	111.6	81.0	—
Trade payables	4.7	4.7	—	—	—	—	—
Joint Venture creditors	119.8	119.8	—	—	—	—	—
Finance leases*	2.1	1.5	0.6	—	—	—	—
Decommissioning provision**	1,197.0	—	—	—	—	3.1	1,193.9

	2,113.0	167.4	417.7	138.3	111.6	84.1	1,193.9

At 31 December 2009
Loans and borrowings*	878.8	50.2	50.2	250.6	220.3	179.2	128.3
Trade payables	2.8	2.8	—	—	—	—	—
Joint Venture creditors	103.9	103.9	—	—	—	—	—
Finance leases*	4.0	1.8	1.6	0.6	—	—	—
Decommissioning provision**	90.8	—	—	—	—	—	90.8

	1,080.3	158.7	51.8	251.2	220.3	179.2	219.1

*	Loans and borrowings and finance leases include interest for the purposes of the maturity analysis.
**	The decommissioning provision is discounted at a rate of 7% to give the net present value which is carried at the balance sheet date. The gross amount is included in the maturity analysis table in accordance with the requirements of IFRS.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

25.	CAPITAL COMMITMENTS

	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Oil and gas expenditure:
Intangible exploration/appraisal assets	326.5	340.4	303.0
Property plant & equipment—development/producing assets	305.4	749.0	750.3

Contracted for	631.9	1,089.4	1,053.3

The above capital commitments represent Cairn’s share of obligations in relation to its interests in Joint Ventures. As all Cairn Joint Ventures are jointly controlled assets, these commitments represent Cairn’s share of the capital commitment of the Joint Ventures themselves.

26.	PENSION COMMITMENTS

The Cairn India Group has no pension commitments as at the Balance Sheet date (31 December 2010: $nil. 31 December 2009: $nil).

27.	OTHER FINANCIAL COMMITMENTS

Operating leases—as lessee

Cairn India Group entities have entered into commercial leases for certain land and buildings and for plant, machinery and office equipment. The leases have an average life of between 1 and 6 years (31 December 2010: between 1 and 6 years, 31 December 2009: between 1 and 6 years). There are no restrictions placed on the lessee by entering into these leases.

Total future minimum lease payments under non-cancellable operating leases are as follows:

	Minimum lease payments
	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Land and buildings, within:
One year	0.1	1.6	3.0
Two to five years	—	—	1.5

	0.1	1.6	4.5

Other, within:
One year	95.3	187.0	119.8
Two to five years	3.1	4.8	247.2

	98.4	191.8	367.0

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Included within other operating lease commitments is Cairn’s share of operating leases entered into by Joint Ventures of $95.3m (31 December 2010: $187.0m, 31 December 2009: $119.8m) due within one year and $3.1m (31 December 2010: $4.8m, 31 December 2009: $247.2m) due between two and five years. These are also included in ‘Capital Commitments’ disclosed in note 25 where appropriate.

28.	CONTINGENT LIABILITIES

Indian Service Tax

One of the subsidiary companies of the Cairn India Group has received four show cause notices from the tax authorities in India for non-payment of service tax as a recipient of services from foreign suppliers.

These notices cover periods from 16th August 2002 to 31st March 2009. A writ petition has been filed with Chennai High Court challenging the liability to pay service tax as recipient of services in respect of first show cause notice (16th August 2002 to 31st March 2006) and challenging the scope of some services in respect of second show cause notice (1st April 2006 to 31st March 2007). The reply for second and third show cause notice has also been filed before the authorities.

Should the adjudication go against the Cairn India Group, it will be liable to pay the service tax of approximately $28.7m (INR 1,282m) plus potential interest of approximately $11.4m (INR 505m), although this could be recovered in part where it relates to services provided to the Joint Venture of which Cairn India is operator.

Indian Tax Holiday on Gas Production

Section 80-IB(9) of the Income Tax Act, 1961 allows the deduction of 100% of profits from the commercial production or refining of mineral oil. The term ‘mineral oil’ is not defined but has always been understood to refer to both oil and gas, either separately or collectively. The 2008 Indian Finance Bill appeared to remove this deduction by stating without amending section 80-IB(9) that “for the purpose of section 80-IB(9), the term ‘mineral oil’ does not include petroleum and natural gas, unlike in other sections of the Act”. Subsequent announcements by the Finance Minister and the Ministry of Petroleum and Natural Gas have confirmed that the tax holiday would be available on production of crude oil but have continued to exclude gas.
Cairn India filed a writ petition to the Gujarat High Court in December 2008 challenging the restriction of section 80-IB to the production of oil. Gujarat High Court did not admit the writ petition on the ground that the matter needs to be first decided by lower tax authorities. An SLP has been filed before the Supreme Court against the decision of the Gujarat High court.

In the event this challenge is unsuccessful, the potential liability for tax and related interest on tax holiday claimed on gas production for all periods to 31st March 2010 is approximately $45.7m.

Guarantees

It is normal practice for the Cairn India Group to issue guarantees in respect of obligations during the normal course of business.

The Cairn India Group had provided the following guarantees at 30 June 2011:

•

Various guarantees under the Cairn India Group’s bank facilities (see note 23) for the Cairn India Group’s share of minimum work programme commitments for the current period of $64.4m (31 December 2010: $62.0m, 31 December 2009: $18.5m).

•	Parent company guarantees for the Cairn India Group’s obligations under PSC, sales and other contracts.

29.	RELATED PARTY TRANSACTIONS

The following table provides the balances which are outstanding with parent company and fellow subsidiaries at the Balance Sheet date:

	As at 30 June	As at 31 December
	2011	2010	2009
	(US$ million)
Amounts owed to parent company and fellow Cairn Energy PLC subsidiaries	0.6	1.2	4.9

	0.6	1.2	4.9

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

The amounts outstanding are unsecured, repayable on demand and will be settled in cash. Interest, where charged, is at market rates. No guarantees have been given.

During the six month period ended 30 June 2011, the Group has not made any provision for doubtful debts relating to amounts owed by related parties (year ended 31 December 2010: nil, year ended 31 December 2009: nil).

(a)	Remuneration of key management personnel

The remuneration of directors, who are the key management personnel of the Cairn India Group, is set out below in aggregate.

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Short-term employee benefits	5.6	3.9	5.6	6.8
Pension contributions	0.1	0.1	0.2	0.1
Share-based payments	0.7	1.1	0.7	1.2

	6.5	5.1	6.5	8.1

(b)	Other transactions

The following table provides the transactions with parent and fellow Cairn Energy PLC Group companies recorded in the profit/(loss) for the period all of which were carried out on an arm’s length basis:

	For the six months ended 30 June		For the year ended 31 December
	2011	2010	2010	2009
	(US$ million)
Reimbursement of expenses to parent and group companies	0.2	—	3.9	1.0
LTIPs/share-based payments charge	—	—	—	0.6

	0.2	—	3.9	1.6

During 2009, an intercompany loan balance of $21.5m was waived by the ultimate parent company.

30.	POST BALANCE SHEET EVENTS

On 11 October 2011 the Malaysian Supreme Court’s decision on the GoI’s final appeal relating to the Ravva dispute was delivered, ruling in favour of Cairn.

With the final appeal having been dismissed and all withheld sums recovered, this has therefore been treated as an adjusting post balance sheet event in these accounts, in line with the requirements of IAS 10. This has resulted in the full release of the provision and associated deferred tax credit as disclosed in note 4.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

ACCOUNTANT’S REPORT ON THE HISTORICAL AUDITED FINANCIAL INFORMATIONRELATING TO CAIRN INDIA FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2010 AND THE SIX MONTHS ENDED 30 JUNE 2011

The Directors

Vedanta Resources plc

16 Berkeley Street

London W1J 8DZ

6 December 2011

Dear Sirs

Cairn India Limited

We report on the financial information set out in Section B of Part VII for the years ended 31 December 2009 and 2010 and for the six months ended 30 June 2011 (the “Financial Information”). The Financial Information has been prepared for inclusion in the prospectus dated 6 December 2011 of Vedanta Resources plc on the basis of the accounting policies set out in note 1 to the financial information. This report is required by item 20.1 of Annex I of Commission Regulation (EC) 809/2004 and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to Commission Regulation (EC) 809/2004, consenting to its inclusion in the prospectus.

We have not audited or reviewed the financial information for the 6 month period ended 30 June 2010 and accordingly do not express an opinion thereon.

Responsibilities

The Directors of Vedanta Resources plc are responsible for preparing the Financial Information in accordance with International Financial Reporting Standards as adopted by the European Union.

It is our responsibility to form an opinion on the Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the Financial Information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the Financial Information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Financial Information gives, for the purposes of the prospectus dated 6 December 2011, a true and fair view of the state of affairs of Cairn India Limited as at the dates stated and of its profits, cash flows and changes in equity for the periods then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Historical Financial Information relating to Cairn India Limited for the years ended 31 December 2009 and 2010 and the six months ended 30 June 2011

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of Commission Regulation (EC) 809/2004.

Yours faithfully

Ernst & Young LLP

SESA STERLITE LIMITED AND SUBSIDIARIES

On February 25, 2012 Vedanta Resources Plc (“Vedanta” and together with its subsidiaries, the “Group”) with Sterlite Industries (India) Ltd (together with its subsidiaries, “Sterlite”) and Sesa Goa Ltd (together with its subsidiaries, “Sesa Goa”) announced the merger of Sesa Goa and Sterlite as part of a proposed consolidation and simplification of the Group structure. The proposed transaction also includes the merger of Madras Aluminium Company Limited (“MALCO”) and Ekaterina Limited (a Mauritius holding company for Vedanta’s 70% shareholding in Vedanta Aluminium Limited (“VAL”)) into Sesa Goa. The merged entity is expected to be renamed as Sesa Sterlite Limited (“Sesa Sterlite”).

The Group also owns a 59% stake in Cairn India Limited (“Cairn India”), 39% of which is held by its subsidiary Twin Star Mauritius Holding Limited (“TMHL”) and 20% of which is held by Sesa Goa. As part of the proposed consolidation and simplification, 100% equity of Twinstar Energy holdings Limited (TEHL), which owns 100% equity of TMHL is to be transferred to Bloom Fountain Limited, a wholly owned subsidiary of Sesa Goa resulting in transfer of Vedanta’s holding of 39% in Cairn India, together with associated debt of INR 297,535 million (US$5,816 million), for a nominal value of US$1. Following this transfer, Sesa Sterlite will hold 59% equity of Cairn India and therefore will include Cairn India in its consolidated results, as Cairn India will become a subsidiary. All the above stated entities forming part of the proposed reorganization are directly or indirectly controlled by the Group (“the transaction”).

The following unaudited pro forma consolidated condensed financial statements (“pro-forma financial information”) are based on the consolidated financial statements of Sterlite, Sesa Goa and MALCO reflecting the merger of these entities and the financial statements of VAL and consolidated financial statements of Cairn India reflecting the acquisition by Sesa Sterlite of majority stakes in those entities.

The pro forma financial information is based upon the consolidated balance sheets as at March 31, 2012 and the consolidated statements of income for the year ended March 31, 2012 of Sterlite, Sesa Goa, VAL and MALCO and the consolidated balance sheet as at December 31, 2011 and the consolidated statement of income for the year ended December 31, 2011 of Cairn India.

For the unaudited pro forma consolidated condensed balance sheet, pro forma adjustments have been computed assuming the transaction was consummated as on March 31, 2012. For the unaudited pro forma consolidated condensed income statement, pro forma adjustments have been computed assuming the transactions occurred at the beginning of the fiscal year presented i.e., April 1, 2011 except for Cairn India for which adjustments have been done assuming the transaction occurred at the beginning of the fiscal year i.e. January 1, 2011.

This information should be read together with the audited financial statements prepared in accordance with Generally Accepted Accounting Principles in India (“Indian GAAP”) and related notes, including the reconciliation to International Financial Reporting Standards as issued by International Accounting Standard Board (“IFRS”), of Sesa Goa and VAL and the audited financial statements prepared in accordance with IFRS and related notes of Sterlite and Cairn India as included elsewhere in this Information Statement. The information in relation to MALCO as included in the pro forma financial information is also prepared on the basis of IFRS.

The unaudited pro forma financial information is prepared using the following assumptions:

a)	Sterlite equity shareholders as of March 31, 2012 other than held by MALCO have been issued 3 Sesa Goa equity shares for every 5 existing Sterlite equity shares.

b)	VAL has been consolidated as a wholly owned subsidiary via the merger of Ekaterina Limited into Sesa Sterlite by issuing 1 equity share of Sesa Goa for every 25 existing Ekaterina equity shares.

c)	MALCO’s equity shareholders as of March 31, 2012 have been issued 7 Sesa Goa equity shares for every 10 existing MALCO equity shares. Also, as part of the merger MALCO’s existing equity shareholding in Sterlite has been cancelled.

d)

Vedanta’s 39% interest in Cairn India held by TMHL has been transferred, together with associated debt of INR 297,535 million (US$5,816 million), to Bloom Fountain Limited, a wholly owned subsidiary of Sesa

Goa, via the sale of 100% of the equity of Twin Star Energy Holdings Limited (“TEHL), which owns 100% equity of TMHL, for a nominal consideration of US$1. After the transfer, Sesa Sterlite will control 59% of the shareholding in Cairn India.

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

Basis of Presentation

The unaudited pro forma consolidated condensed financial statements (“pro-forma financial information”) are based on the consolidated financial statements of Sterlite, Sesa Goa and MALCO reflecting the merger of these entities and the financial statements of VAL and consolidated financial statements of Cairn India reflecting the acquisition by Sesa Sterlite of majority stakes in those entities.

The following pro forma financial information is based upon the consolidated balance sheets as at March 31, 2012 and the consolidated statements of income for the year ended March 31, 2012 of Sterlite, Sesa Goa, VAL and MALCO and the consolidated balance sheet as at December 31, 2011 and the consolidated statement of income for the year ended December 31, 2011 of Cairn India.

For the unaudited pro forma consolidated condensed balance sheet, pro forma adjustments have been computed assuming the transaction was consummated as on March 31, 2012. For the unaudited pro forma consolidated condensed income statement, pro forma adjustments have been computed assuming the transactions occurred at the beginning of the fiscal year presented i.e., April 1, 2011 except for Cairn India for which adjustments have been done assuming transaction occurred at the beginning of the fiscal year i.e. January 1, 2011.

Each of the entities forming part of pro forma financial information prepared its financial statements in its respective functional currency which was subsequently translated into INR using the closing exchange rate for the balance sheet and average exchange rate for the income statement. Any difference arising on account of such translation is recognized as part of other reserves in the respective entities forming part of the pro forma financial information. The pro forma financial information in US$ has been converted from INR solely for the convenience of the reader based on the closing exchange rate between US$ and INR on March 31, 2012.

The unaudited pro forma financial information is accompanied by:

•	Audited consolidated financial statements of Sesa Goa for the fiscal years ended March 31, 2012 and March 31 2011, under Indian GAAP including a reconciliation to IFRS

•	Audited financial statements of VAL for the fiscal years ended March 31, 2012 and March 31 2011, under Indian GAAP including a reconciliation to IFRS

•	Audited consolidated financial statements of Sterlite for the fiscal years ended March 31, 2012, March 31, 2011 and March 31, 2010 under IFRS

•	Audited consolidated financial statements of Cairn India for the fiscal years ended December 31, 2011 and December 31, 2010 under IFRS

The Group recently acquired the controlling interest in Cairn India and accordingly assets and liabilities of Cairn India have been recorded after giving effect to the fair value adjustments on account of acquisition made by the Group. For the purposes of the unaudited pro forma consolidated condensed income statement it has been assumed that Cairn India along with the associated debt cost was acquired as on January 1, 2011 whereas the actual date from which Cairn India has been consolidated with the Group is December 8, 2011.

Pro forma adjustments reflected in the unaudited pro forma financial information are based on items that are directly attributable to the proposed transaction and expected to have a continuing impact on Sesa Sterlite.

Accounting for the proposed reorganization

The proposed common control reorganization has been accounted for as follows. The historical financial statements of respective entities have been combined, whereby:

•	All the assets acquired and liabilities as assumed by Sesa Sterlite are recorded at book value

•	All reserves carried in the books of the respective entities are transferred at their respective book value

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

•

The difference between the cost of investment (share capital issued at its face value) and the merged entities' assets and liabilities including reserves is adjusted against retained earnings of Sesa Sterlite, and no goodwill is recorded on account of the proposed reorganization

•	Any inter-company payables, receivables (including loans, advances or debentures if any) and related investments are eliminated in the pro forma financial information

•	All expenses incurred for the purpose of the reorganization are expensed immediately in the Statement of Comprehensive Income

•	Reassessment of taxes, if any, is accounted for by Sesa Sterlite to the extent of current year’s tax expense as per standalone historical financial statements of individual entities.

Additionally, the unaudited pro forma financial information does not reflect the cost of any integration activities or benefits from the acquisition or synergies that may be derived from any integration activities, all of which may have a material effect on the consolidated results of operation in periods following the completion of the transaction.

The unaudited pro forma financial information is for illustrative purposes only and reliance should not be placed on the unaudited pro forma financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the results that may be achieved in the future.

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro forma Consolidated Condensed Balance Sheet as at March 31, 2012

	(INR million except per share data)											INR million	USD million
	Sterlite Industries (India) Limited	Sesa Goa Limited	Vedanta Aluminium Limited	Others*	Pro forma Adjustments I	Notes		Cairn India Limited	Pro forma Adjustments II	Notes		Pro forma Combined	Pro forma Combined
ASSETS
Non—current assets
Intangible assets	12,657	158	38	—	—			24,611	—			37,464	732
Property, plant and equipment	379,517	92,131	278,905	2,807	(2,634)	(a	)	109,414	761,891	(l	)	1,622,031	31,707
Other non-current assets	52,898	151,864	3,559	12,955	(39,386)	(b	)	12,508	(150,145)	(m	)	44,253	865

Total non—current assets	445,072	244,153	282,502	15,762	(42,020)			146,533	611,746			1,703,748	33,304

Current assets
Trade and other receivables	117,445	9,202	11,018	897	(65,855)	(c	)	29,568	—			102,275	1,999
Short-term investments	216,283	5,040	1,890	34	—			44,230	—			267,477	5,229
Other current assets	64,078	12,233	20,412	503	(1)	(d	)	35,390	645	(n	)	133,260	2,605

Total current assets	397,806	26,475	33,320	1,434	(65,856)			109,188	645			503,012	9,833
Assets held for sale	11							1,238				1,249	24

Total assets	842,889	270,628	315,822	17,196	(107,876)			256,959	612,391			2,208,009	43,161

LIABILITIES
Current Liabilities
Short term borrowings	53,983	26,180	93,496	7	(61,608)	(e	)	12,006	3,151	(o	)	127,215	2,487
Trade and other payables	73,724	11,941	28,939	709	(2,294)	(f	)	25,788	14	(p	)	138,821	2,714
Other current liabilities	30,419	352	14,959	(22)	(11,739)	(g	)	952	6,085	(q	)	41,006	802

Total current liabilities	158,126	38,473	137,394	694	(75,641)			38,746	9,250			307,042	6,003

Net current assets	239,680	(11,998)	(104,074)	740	9,785			70,442	(8,605)			195,970	3,830

Non-current liabilities
Long term borrowings	74,490	9,343	202,226	—	(37,890)	(h	)	—	297,535	(r	)	545,704	10,667
Other liabilities	39,089	24,596	3,668	244	—			5,300	246,676	(s	)	319,573	6,247

Total non-current liabilities	113,579	33,939	205,894	244	(37,890)			5,300	544,211			865,277	16,914

Total liabilities	271,705	72,412	343,288	938	(113,531)			44,046	553,461			1,172,319	22,917

Net assets	571,184	198,216	(27,466)	16,258	5,655			212,913	58,930			1,035,690	20,244

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro forma Consolidated Condensed Balance Sheet as at March 31, 2012

	(INR million except per share data)											INR million	USD million
	Sterlite Industries (India) Limited	Sesa Goa Limited	Vedanta Aluminium Limited	Others*	Pro forma Adjustments I	Notes		Cairn India Limited	Pro forma Adjustments II	Notes		Pro forma Combined	Pro forma Combined
EQUITY
Attributable to equity shareholders
Share capital	3,361	869	1,709	9,470	(12,444)	(i	)	19,074	(19,074)	(t	)	2,965	58
Securities premium	181,116	21,838	17,835	—	(16,243)	(j	)	347,087	(347,077)	(u	)	204,556	3,999
Hedging reserve	(1,016)	—	—	5	—			—	—			(1,011)	(20)
Other reserves	8,102	88,024	(500)	1,935	—			(27,886)	1,108	(v	)	70,783	1,383
Retained earnings	253,913	87,485	(46,510)	4,848	34,342	(k	)	(125,362)	125,400	(w	)	334,116	6,530

Total attributable to equity shareholders	445,476	198,216	(27,466)	16,258	5,655			212,913	(239,643)			611,409	11,950
Non controlling interest	125,708	—	—	—	—			—	298,573	(x	)	424,281	8,294

Total equity	571,184	198,216	(27,466)	16,258	5,655			212,913	58,930			1,035,690	20,244

The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements

*	Others include MALCO and Ekaterina Limited

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro forma Consolidated Condensed Income Statement for the year ended March 31, 2012

	(INR million except per share data)											INR million	USD million
	Sterlite Industries (India) Limited	Sesa Goa Limited	Vedanta Aluminium Limited	Others*	Pro forma Adjustments I	Notes		Cairn India Limited	Pro forma Adjustments II	Notes		Pro forma Combined	Pro forma Combined
Revenue	412,063	81,659	57,077	3,056	(8,301)	(y	)	123,345	—			668,899	13,076
Cost of sales	295,267	28,631	50,265	2,680	(8,301)	(y	)	18,665	—			387,207	7,569

Gross profit	116,796	53,028	6,812	376	—			104,680	—			281,692	5,507

Other operating income	1,398	259	1,261	5	—			460	—			3,383	66
Distribution expenses	7,393	16,940	703	0	—			—	—			25,036	489
Administrative expenses	14,402	4,016	2,406	48	—			2,910	1,994	(dd	)	25,776	504

Operating profit before depreciation	96,399	32,331	4,964	333	—			102,230	(1,994)			234,263	4,580

Depreciation, depletion, decommissioning and amortization	25,105	10,852	7,759	283	—			22,913	20,979	(ee	)	87,891	1,718

Operating profit	71,294	21,479	(2,795)	50	—			79,317	(22,973)			146,372	2,862

Investment and other income	28,829	1,431	661	453	(9,178)	(z	)	—	3,841	(ff	)	26,037	509
Finance cost	12,042	968	27,585	42	(6,292)	(aa	)	3,256	15,071	(gg	)	52,672	1,030
Share in profit/(loss) of associate	(8,767)	19,396	—	—	8,767	(bb	)	—	(19,396)	(hh	)	—	—

Profit before tax	79,314	41,338	(29,719)	461	5,881			76,061	(53,599)			119,737	2,341

Income tax expense	20,077	7,589	—	51	(12,593)	(cc	)	6,199	(5,224)	(ii	)	16,099	315

Profit for the year	59,237	33,749	(29,719)	410	18,474			69,862	(48,375)			103,638	2,026

Profit attributable to:
Equity holders of the parent	38,998	33,749	(29,719)	410	—			—	17,988	(jj	)	61,426	1,201
Non-controlling interest	20,239	—	—	—	—			—	21,973	(jj	)	42,212	825
Earnings per share
Basic	11.60	38.83	(34.77)	—	—	(kk	)	36.73	—	(kk	)	20.72	0.40
Diluted	11.60	38.83	(34.77)	—	—	(kk	)	36.59	—	(kk	)	20.72	0.40
Weighted average number of equity shares used in computing earnings per share
Shares used in computing basic income per share	3,361,207,534	869,101,423	854,656,250	—	—			1,902,145,647	—			2,965,004,872	2,965,004,872
Shares used in computing diluted income per share	3,361,207,534	869,101,423	854,656,250	—	—			1,909,223,763	—			2,965,004,872	2,965,004,872

The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

*	Others include MALCO and Ekaterina Limited

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro forma Consolidated Condensed Statement of Other Comprehensive Income for the year ended March 31, 2012

	(INR million except per share data)											INR million	USD million
	Sterlite Industries (India) Limited	Sesa Goa Limited	Vedanta Aluminium Limited	Others*	Pro forma Adjustments I	Notes		Cairn India Limited	Pro forma Adjustments II	Notes		Pro forma Combined	Pro forma Combined
Profit for the year	59,237	33,749	(29,719)	410	18,474			69,862	(48,375)			103,638	2,026
Other comprehensive (loss)/ income, net of tax:
Exchange differences on translation of foreign operations	5,053	193	—	—	—			(1,932)	—			3,314	65
(Loss)/gain on available-for-sale financial investments	1,337	—	—	(128)	—			—	—			1,209	24
Movement in fair value of Cash flow hedges	(454)	(322)	(4,202)	9	—			—	—			(4,969)	(97)
Share in consolidated other comprehensive (loss)/income of associate	(1,249)	—	—	—	1,249	(ll	)	—	—			—	—

Total other comprehensive (loss)/income for the year, net of tax	4,687	(129)	(4,202)	(119)	1,249			(1,932)	—			(446)	(8)

Total comprehensive income	63,924	33,620	(33,921)	291	19,723			67,930	(48,375)			103,192	2,018

Total comprehensive income attributable to:
Equity holders of the parent	43,581	33,620	(33,921)	291	—			—	18,098	(jj	)	61,669	1,206
Non-controlling interest	20,343	—	—	—	—			—	21,180	(jj	)	41,523	812

The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

*	Others include MALCO and Ekaterina Limited

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

NOTES ON PRO FORMA ADJUSTMENTS

(a)	Reflects the elimination of interest on inter-company loans capitalized INR 2,634 million (US$ 51 million) as part of capital work in progress forming part of property plant and equipment for the year ended March 31, 2012. Interest capitalized for prior years has not been adjusted

(b)	The pro forma adjustments reflect the following:

•	Elimination of INR 3,194 million (US$ 62 million) classified as available for sale financial asset under other non-current assets constituting the 4% stake in Sterlite held by MALCO

•	Elimination of inter-company receivables of INR 35,082 million (US$ 686 million)

•	Increase in other non-current asset of INR 8,137 million (US$ 159 million) constituting the share of loss in excess of cost of investment in VAL in respect of associate accounting by Sterlite

•	Elimination of investment in VAL by Ekaterina INR 9,247 million (USD 181 million)

(c)	Reflects the elimination of inter-company receivables of INR 65,855 million (US$ 1,287 million)

(d)	Reflects intercompany elimination of profit on unsold inventory INR 1 million.

(e)	Reflects the elimination of inter-company payables of INR 61,608 million (US$ 1,204 million)

(f)	Reflects the elimination of inter-company payables of INR 2,294 million (US$ 45 million)

(g)	Reflects the reversal of a provision for tax to set off the unabsorbed losses of VAL and a consolidated subsidiary of Sterlite of INR 11,739 million (US$ 229 million)

(h)	Reflects the elimination of inter-company payables of INR 37,890 million (US$ 741 million)

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

(i)	The pro forma adjustments reflect the following:

	INR in millions	US$ in millions
Issue of share capital by Sesa Goa to*:
- Shareholders of Sterlite	1,945	38
- Shareholders of MALCO	79	2
- Shareholders of Ekaterina	72	1
Total issue of share capital (a)	2,096	41
Less: Elimination of share capital of:
- Sterlite held by MALCO	120	2
- Sterlite held by shareholders other than MALCO	3,241	63
- MALCO	225	4
- VAL	1,709	33
- Ekaterina	9,245	182
Total elimination of share capital (b)	14,540	284
Net (a)—(b)	(12,444)	(243)

*	The above mentioned shares are assumed to have been issued at par value of INR 1 for the purpose of calculating purchase consideration

The issue of equity shares by Sesa Goa to existing equity holders of various entities is assumed to have been done as per the following exchange ratios:

•

3 Sesa Goa equity shares for every 5 existing Sterlite equity shares resulting in the issue of 1,944,874,125 Sesa Goa equity shares. MALCO’s existing shareholding of 119,750,659 equity shares in Sterlite is assumed to have been cancelled in connection with the merger of Sterlite and MALCO into Sesa Goa

•	7 equity shares of Sesa Goa for every 10 existing MALCO equity shares resulting in the issue of 78,724,989 Sesa Goa equity shares

•	1 equity share of Sesa Goa for every 25 existing Ekaterina equity shares resulting in the issue of 72,304,335 Sesa Goa equity shares

(j)	The pro forma adjustments reflect the following:

•	Elimination of INR 3,075 million (US$ 60 million) representing the 4% stake in Sterlite held by MALCO

•	Elimination of INR 5,126 million (US$ 100 million) representing the 30% stake in VAL held by Sterlite so as to eliminate the impact of associate accounting

•	Elimination of INR 8,042 million (US$ 157 million) on consolidation of VAL with Ekaterina Limited

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

(k)	The pro forma adjustments pertaining to retained earnings on account of the share exchanges is detailed as follows:

	INR in millions	US$ in millions
Increase in retained earnings on the merger of:
- Sterlite	1,297	25
- MALCO	146	3
- Ekaterina	9,173	179

Total (a)	10,616	207

The following pro forma adjustments also impact retained earnings:

	INR in millions	US$ in millions
Elimination of accumulated losses recognized by Sterlite in respect of VAL	13,768	269
Tax impact on unabsorbed losses	11,738	229
Reversal of capitalized interest in VAL, net of deferred tax	(1,780)	(35)

Total (b)	23,726	463

Total (a) + (b)	34,342	670

(l)	Reflects fair value adjustments recognized on acquisition of Cairn India of INR 761,891 million (US$ 14,893 million)

(m)	Reflects the elimination of INR 150,145 million (US$ 2,935 million) investment of a 20% stake in Cairn India held by Sesa Goa

(n)	Reflects the acquisition of other current assets of INR 2 million of TMHL and fair value adjustments recognized on acquisition of Cairn India of INR 643 million (US$ 13 million)

(o)	Reflects the acquisition of short term borrowings of TMHL of INR 3,151 million (US$ 62 million)

(p)	Reflects fair value adjustments recognized on acquisition of Cairn India of INR 14 million

(q)	Reflects acquisition of other current liabilities of TMHL of INR 6,085 million (US$ 119 million)

(r)	Reflects the acquisition of debt of TMHL of INR 297,535 million (US$ 5,816 million) pertaining to the investment made in Cairn India

(s)	The pro forma adjustments reflect the following:

•	Reversal of deferred tax liability created on associate profit accounting of Cairn India of INR 514 million (US$ 10 million)

•	Fair value adjustments on deferred tax liability recognized on acquisition of Cairn India of INR 247,190 million (US$ 4,832 million)

(t)	Reflects the elimination of equity share capital of Cairn India on consolidation INR 19,074 million (US$ 373 million)

(u)	Reflects the elimination of INR 347,077 million (US$ 6,785 million) of securities premium of Cairn India on consolidation by Sesa Sterlite

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

(v)	The pro forma adjustments reflect the following:

•	Foreign currency translation reserve arising on consolidation of TMHL with Sesa Sterlite INR 34,900 million (US$ 682 million)

•	Foreign currency translation reserve arising on consolidation of Cairn India with Sesa Sterlite INR 36,008 million (US$ 704 million)

(w)	The pro forma adjustments pertaining to retained earnings are:

Particulars	INR in millions	US$ in millions
Adjustment on account of consolidation of Cairn India with Sesa Sterlite	165,846	3,242
Adjustment on account of consolidation of TMHL	(15,601)	(305)
Adjustment on account of elimination investment of Cairn India in Sesa Goa	(24,845)	(486)

Total	125,400	2,451

(x)	Reflects non-controlling interest on consolidation of Cairn India INR 298,573 million (US$ 5,836 million)

(y)	Reflects the elimination of intercompany sales and purchases INR 8,301 million (US$ 162 million)

(z)	Reflects the inter-company elimination of interest and dividend of INR 9,178 million (US$ 179 million)

(aa)	Reflects elimination of inter-company interest, net of interest capitalized, of INR 6,292 million (US$ 123 million) for the year ended March 31, 2012. Interest capitalized for prior years has not been adjusted

(bb)	Reflects the elimination of INR 8,767 million (US$ 171 million) representing the share in losses of VAL recognized by Sterlite

(cc)	The pro forma adjustments reflect the following:

•	Elimination of inter-company deferred tax on interest capitalized of INR 855 million (US$ 17 million)

•	Elimination of income tax expense on utilization of current year losses of VAL and a consolidated subsidiary of Sterlite of INR 11,738 million (US$ 229 million)

(dd)	Reflects the addition of INR 1,994 million (US$ 39 million) of administration expenses incurred by TMHL relating to the acquisition of Cairn India

(ee)	Incremental depletion expense arising on fair valuation of property, plant and equipment on Cairn India acquisition of INR 20,979 million (US$ 410 million)

(ff)	The pro forma adjustments reflect the following:

•	Reflects the addition of INR 3 million of interest income on deposits of TMHL

•	Fair value adjustments on the step acquisition on consolidation INR 11,721 million (US$ 229 million)

•	Recognition of INR 15,559 million (US$ 304 million) as lower of purchase consideration over net assets acquired of Cairn India

UNAUDITED CONSOLIDATED COMBINED PRO FORMA FINANCIAL INFORMATION

(gg)	Reflects the addition of INR 15,071 million (US$ 295 million) of annualized finance cost pertaining to debt transferred to Sesa Sterlite relating to the acquisition of Cairn India from TMHL

(hh)	The pro forma adjustments reflect the elimination of INR 19,396 million (US$ 379 million) representing the share in profit of Cairn India

(ii)	The pro forma adjustments reflect the following:

•	Reversal of deferred tax expense recognized by Sesa Goa on associate share of profit of Cairn India INR 514 million (US$ 10 million)

•	Reversal of deferred tax on incremental depletion on property plant and equipment of Cairn India INR 4,710 million (US$ 92 million)

(jj)	Pro forma adjustments reflect a 41% non controlling interest attributable to Cairn India on consolidation and the residual amount after incorporating all pro forma adjustments is attributable to majority stakeholders.

(kk)	Pro forma consolidated basic earnings (loss) per share have been calculated based on the expected number of shares to be issued and outstanding following the reorganization, assuming such shares were issued as at beginning of the year and were outstanding for the full period presented

Shares underlying the convertible notes have been excluded from the calculation of dilutive earnings per share for Sterlite, Sesa Goa and pro forma consolidated Sesa Sterlite because the inclusion would have been anti-dilutive

(ll)	Reflects the elimination of INR 1,249 million (US$ 24 million) representing share in other comprehensive income of VAL recognized by Sterlite